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INDEX TO FINANCIAL STATEMENTS

TABLE OF CONTENTS 5
[Letterhead of Dechert LLP]

May 11, 2009

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. John Reynolds

Re:
Shermen WSC Acquisition Corp.
Marked Copy of Preliminary Proxy Statement on Form 14A
Filed on May 11, 2009
File No. 0-52642

Dear Mr. Reynolds:

        Shermen WSC Acquisition Corp. (the "Company") has today submitted to the Securities and Exchange Commission (the "Commission") a marked copy of the revised version of its Preliminary Proxy Statement (the "Proxy Statement"), originally filed with the Commission on January 20, 2009, as revised by the versions of the Proxy Statement filed with the Commission on March 11, 2009, April 13, 2009 and May 4, 2009.

        The marked copy submitted today shows changes made from the revised version of the Proxy Statement filed on May 4, 2009. The corresponding unmarked copy of the revised version of the Proxy Statement to which the marked copy relates was filed today.

        If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2491 or Samuel Katz at 212.698.3663. Thank you for your cooperation and attention to this matter.

Sincerely,

Craig L. Godshall
Partner

CLG

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

Shermen WSC Acquisition Corp.
(Name of Registrant as Specified In Its Charter)
(N/A)
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☐	No fee required.
☒	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1)	Title of each class of securities to which transaction applies:
Class B Common Stock, par value $0.0001 per share, of Shermen WSC Acquisition Corp. and Series A Perpetual Convertible Preferred Stock, par value $0.0001 per share, of Shermen WSC Acquisition Corp.
(2)	Aggregate number of securities to which transaction applies:
24,323,614 shares of Class B Common Stock and 19,592,594 shares of Series A Perpetual Convertible Preferred Stock, including the 12,181,818 shares of Series A Perpetual Convertible Preferred Stock being delivered to an escrow agent for deposit in an escrow account, which shares will be released only upon the achievement by the Registrant of certain post-closing earnings or share price targets.
(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(a) $103 million in cash; (b) $5.80 per share of Class B Common Stock, representing the average of the high and low prices of a share of our Class A Common Stock on January 13, 2009 ($141,076,961.20 in the aggregate) and (c) $6.54 per share of the Series A Perpetual Convertible Preferred Stock, representing the average of the high and low prices of a share of our Class A Common Stock on January 13, 2009, plus the net present value of the preferred dividend associated with shares of Series A Perpetual Convertible Preferred Stock ($128,135,564.76 in the aggregate). All references in this proxy statement to $103 million in cash payable as consideration in connection with the business combination are deemed to include as part of such cash amount a short term promissory note in an aggregate principal amount of up to $3.0 million that may be used in lieu of cash as consideration in respect of ED&F Man Korea Limited.
	(4)	Proposed maximum aggregate value of transaction: $372,212,525.96
	(5)	Total fee paid: $14,627.95
☒	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	(1)	Amount Previously Paid:
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
	(4)	Date Filed:

SHERMEN WSC ACQUISITION CORP.
c/o The Shermen Group 230 Park Avenue Suite 1000 New York, NY 10169

To our stockholders:

        We cordially invite you to attend the annual meeting of stockholders of Shermen WSC Acquisition Corp., which we refer to as "Shermen," "we" or "us," to be held on Thursday, May 21, 2009, at 9:00 a.m., local time, at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, New York 10036.

        As previously announced, on November 25, 2008, we agreed to acquire the bulk liquid storage and liquid feed supplements businesses of ED&F Man Holdings Limited in exchange for shares of our common and preferred stock and cash pursuant to a transaction agreement, which, as it was amended and restated as of May 1, 2009, we refer to as the "transaction agreement." ED&F Man Holdings Limited, which we refer to as "ED&F Man," is a leading global supplier of a broad range of commodity products, including sugar, molasses, animal feed, tropical oils, biofuels and coffee to multi-national and industrial consumers. Upon the consummation of this acquisition, which we refer to as the "business combination," ED&F Man (together with its affiliates) will be our largest stockholder, owning 49.5% of our outstanding common stock and over 99% of a newly created series of convertible preferred stock, and we will change our name to "Westway Group, Inc."

        Subject to the potential adjustments described below, the consideration we will pay in connection with the business combination will consist of approximately 24.3 million shares of our common stock, approximately 7.4 million shares of our preferred stock and $103.0 million in cash. We estimate that the aggregate value of this consideration is $267.8 million (assuming a value of $5.02 per share of common stock and $5.76 per share of preferred stock, as described in the enclosed proxy statement).

        However, if the holders of some, but less than 40%, of the shares of our common stock issued in our initial public offering, which we refer to as "IPO shares," elect that we convert their shares into the right to receive a pro rata portion of the funds in the trust account in which a substantial portion of the net proceeds of our initial public offering are deposited, which we refer to as the "trust account," the number of shares of common stock we will issue will decrease and the number of shares of preferred stock we will issue will increase pursuant to a formula described in the enclosed proxy statement. We refer to our stockholders' rights to elect such conversions as "conversion rights." If the holders of 39.99% of the IPO shares exercise their conversion rights, the consideration would consist of approximately 15.3 million shares of our common stock, approximately 16.0 million shares of our preferred stock and $103.0 million in cash. In this case, we estimate that the aggregate value of the consideration would be $272.1 million (assuming the values per share set forth above). If the holders of 40% or more of the IPO shares vote against the transaction agreement proposal and contemporaneously exercise their conversion rights, we will be unable to consummate the business combination.

        The consideration payable to ED&F Man described above will be subject to other pre-closing and post-closing adjustments relating to targeted amounts for net indebtedness and net working capital and to aggregate capital expenditures of the acquired businesses made prior to the closing. A summary of the adjustments to consideration paid to ED&F Man can be found in the enclosed proxy statement.

        In addition, upon the consummation of the business combination, we will deposit into an escrow account approximately 12.2 million shares of our preferred stock, issued to ED&F Man, as part of the consideration for the business combination. These shares will be released to ED&F Man only upon the achievement by the acquired businesses of the earnings or share price targets described in the enclosed proxy statement. Assuming the release to ED&F Man of all of these escrowed shares, the value of the consideration we would pay in connection with the business combination would increase by $70.1 million, and would total $337.9 million assuming no exercise of conversion rights by our stockholders or $342.2 million assuming that the holders of 39.99% of the IPO shares exercise their conversion rights.

        At the annual meeting, you will be asked to consider and vote upon the following proposals:

  1.
  the transaction agreement proposal—a proposal to adopt the transaction agreement and approve the transactions contemplated by the transaction agreement, including, among other things, the acquisition by us of the bulk liquid storage and liquid feed supplements businesses of ED&F Man and the issuance of shares of our common and preferred stock to ED&F Man pursuant thereto;

  2.
  the certificate of incorporation amendment proposal—a proposal to approve the amendment and restatement of our certificate of incorporation, among other things, to increase the number of authorized shares of capital stock, to set forth the powers, preferences and rights of our common and preferred stock, to change our name to "Westway Group, Inc." and to amend, supplement and remove other provisions of our certificate of incorporation in connection with the consummation of the transactions contemplated by the transaction agreement;

  3.
  the election of directors proposal—a proposal to elect the seven directors who will constitute our board of directors from and after the closing under the transaction agreement, one of whom will serve as a Class I director to hold office until the 2010 annual meeting of stockholders, one of whom will serve as a Class II director to hold office until the 2011 annual meeting of stockholders, two of whom will serve as Class III directors to hold office until the 2012 annual meeting of stockholders and three of whom will serve as appointees of ED&F Man until the 2010 annual meeting of stockholders, or until their successors are elected and qualified;

  4.
  the adjournment proposal—a proposal to allow us to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes at the time of the annual meeting to adopt the transaction agreement proposal, the certificate of incorporation amendment proposal or the election of directors proposal;

  5.
  the dissolution proposal—a proposal to approve our dissolution and the proposed plan of liquidation in the event the adjournment proposal is presented at the annual meeting, but is not approved; and

  6.
  to consider and act upon such other business as may properly come before the meeting or any adjournment thereof.

        Our board of directors has fixed the close of business on May 7, 2009 as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting and at any adjournment or postponement thereof. A list of stockholders entitled to vote as of the record date at the annual meeting will be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of 10 calendar days before the annual meeting at the principal place of our business at 230 Park Avenue, Suite 1000, New York, NY 10169 and at the time and place of the meeting during the duration of the meeting. Please be advised that other business as may properly come before the meeting may be considered and acted upon at the annual meeting or any adjournment or postponement thereof.

        The adoption of the transaction agreement proposal is conditioned upon the approval of the certificate of incorporation amendment proposal, but not the election of directors proposal or the adjournment proposal. The adoption of each of the certificate of incorporation amendment proposal and the election of directors proposal, but not the adjournment proposal, is conditioned upon the adoption of the transaction agreement proposal.

        The affirmative vote of the holders of a majority of the outstanding IPO shares voting at our annual meeting, is required to approve the transaction agreement proposal. However, even if that vote is obtained, the business combination cannot be consummated if the holders of 40% or more of the IPO shares vote against the transaction agreement proposal and contemporaneously elect that we convert their IPO shares into the right to receive a pro rata portion of funds in the trust account.

        The affirmative vote of the holders of a majority of the outstanding shares of our common stock on the record date is required to approve the certificate of incorporation amendment proposal.

        The seven directors to be elected at the annual meeting as part of the election of directors proposal will be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy and entitled to vote. This means that the seven nominees who receive the largest number of votes cast "FOR" will be elected as directors. Votes may be cast "FOR" or "AGAINST" or may be withheld for each nominee. An abstention or a broker non-vote will have no effect on the outcome of the election.

        The affirmative vote of the holders of a majority of the shares of our common stock represented in person or by proxy and entitled to vote thereon at the annual meeting is required to approve the adjournment proposal.

        The affirmative vote of the holders of a majority of the outstanding shares of our common stock on the record date is required to approve the dissolution proposal.

        In the event the transaction agreement proposal is not approved, the certificate of incorporation amendment proposal and the election of directors proposal will not be presented to our stockholders for a vote. Similarly, if the certificate of incorporation amendment proposal is not approved, the election of directors proposal will not be presented to our stockholders for a vote. If any of the transaction agreement proposal, the certificate of incorporation amendment proposal or the election of directors proposal is not approved, we will present the adjournment proposal at the annual meeting for adoption. If the adjournment proposal is presented at the annual meeting, but is not approved, we will present the dissolution proposal at the annual meeting for adoption.

        Notwithstanding the foregoing, it is a condition to the closing under the transaction agreement that each of the transaction agreement proposal, the certificate of incorporation amendment proposal and the election of directors proposal be approved by our stockholders.

        In addition, each of our stockholders that holds IPO shares (whether acquired pursuant to that initial public offering or afterwards) has the right to vote against the transaction agreement proposal and, at the same time, elect that we convert all of that stockholder's shares, which we refer to as the "conversion election shares," into the right to receive a pro rata portion of the funds in the trust account. If the holders of 9.2 million or more of our IPO shares—that is, 40% or more of the total number of IPO shares—vote against the transaction agreement proposal and contemporaneously elect to exercise their conversion rights, then we will not be able to consummate the business combination. Based on the amount of cash held in the trust account as of March 31, 2009, without taking into account any interest accrued after that date, a stockholder that votes against the transaction agreement proposal and elects to exercise its conversion rights will be entitled to convert IPO shares that it holds into the right to receive approximately $6.00 per share. We refer to this amount per share as the "conversion amount." If the business combination is not completed, then the conversion election shares will not be converted into the right to receive the conversion amount for those shares, even if a stockholder that voted against the transaction agreement proposal elected conversion.

        After careful consideration of the terms and conditions of the transaction agreement proposal, the certificate of incorporation amendment proposal, the election of the seven nominees listed in the election of directors proposal, the adjournment proposal and the dissolution proposal, our board of directors has determined that these proposals are fair to and in the best interests of us and our stockholders and that the fair market value of the businesses to be acquired in the business combination is equal to at least 80% of our net assets.

        Our board of directors unanimously recommends that you vote or give instruction to vote FOR adoption of the transaction agreement proposal, the certificate of incorporation amendment proposal, the election of directors proposal and, if presented, the adjournment proposal and the dissolution proposal. When you consider the recommendation of our board of directors, you should keep in mind that some of our directors and officers and our sponsor have interests in the transaction which are described in the accompanying proxy statement that are different from, or in addition to, your interests as a stockholder.

        Enclosed are a notice of annual meeting and a proxy statement containing detailed information concerning each of the proposals described above. Whether or not you plan to attend the annual meeting, we urge you to read this material carefully.

        On behalf of our board of directors, I thank you for your support and appreciate your consideration of these matters.

Sincerely,
Francis P. Jenkins, Jr. Chairman and Chief Executive Officer

        Your vote is very important, regardless of the number of shares you own. Only stockholders who owned shares of voting stock at the close of business on May 7, 2009 will be entitled to vote at the annual meeting. Whether or not you plan to attend the annual meeting, please complete, sign, date and return your proxy card in the enclosed envelope. If you hold your shares in "street name," you should instruct your broker, bank or nominee how to vote in accordance with your voting instruction form. If you return your proxy card without an indication of how you wish to vote, it will be voted "FOR" each of the proposals.

        An abstention will be disregarded for purposes of the transaction agreement proposal and will not count as either a vote "FOR" or a vote "AGAINST" that proposal. This is because our certificate of incorporation provides that approval of a business combination requires the affirmative vote of the holders of a majority of the IPO shares actually cast at the annual meeting. An abstention is not considered a vote cast. An abstention will also be disregarded for the election of directors proposal (under which the seven directors to be elected at the annual meeting will be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the annual meeting, as described above). An abstention, since it is not an affirmative vote in favor of a proposal, will, however, have the same effect as a vote "AGAINST" (1) the certificate of incorporation amendment proposal (approval of which requires the affirmative vote of the holders of a majority of the outstanding shares of our common stock on the record date), (2) the adjournment proposal (approval of which requires the affirmative vote of the holders of a majority of our common stock represented at the annual meeting and entitled to vote) and (3) the dissolution proposal (approval of which requires the affirmative vote of the holders of a majority of the outstanding shares of our common stock on the record date).

        YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 31 OF THE ACCOMPANYING PROXY STATEMENT BEFORE VOTING.

        Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "SACQ."

        We may amend or supplement the enclosed proxy statement from time to time by filing amendments or supplements as required.

        This proxy statement is dated                        , and is first being mailed to our stockholders on or about                        .

SHERMEN WSC ACQUISITION CORP.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD THURSDAY, MAY 21, 2009

To our stockholders:

        We cordially invite you to attend the annual meeting of stockholders of Shermen WSC Acquisition Corp., which we refer to as "Shermen," "we" or "us," to be held on Thursday, May 21, 2009, at 9:00 a.m., local time, at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, New York 10036, relating to our acquisition of the bulk liquid storage and liquid feed supplements businesses of ED&F Man Holdings Limited, which we refer to as "ED&F Man," pursuant to an amended and restated transaction agreement, which we refer to as the "transaction agreement."

        At the annual meeting, you will be asked to consider and vote upon the following proposals:

  1.
  the transaction agreement proposal—a proposal to adopt the transaction agreement and approve the transactions contemplated by the transaction agreement, including, among other things, the acquisition by us of the bulk liquid storage and liquid feed supplements businesses of ED&F Man and the issuance of shares of our common and preferred stock to ED&F Man pursuant thereto;

  2.
  the certificate of incorporation amendment proposal—a proposal to approve the amendment and restatement of our certificate of incorporation to, among other things, increase the number of authorized shares of capital stock, to set forth the powers, preferences and rights of our common and preferred stock, to change our name to "Westway Group, Inc." and to amend, supplement and remove other provisions of our certificate of incorporation in connection with the consummation of the transactions contemplated by the transaction agreement;

  3.
  the election of directors proposal—a proposal to elect the seven directors who will constitute our board of directors from and after the closing under the transaction agreement, one of whom will serve as a Class I director to hold office until the 2010 annual meeting of stockholders, one of whom will serve as a Class II director to hold office until the 2011 annual meeting of stockholders, two of whom will serve as Class III directors to hold office until the 2012 annual meeting of stockholders and three of whom will serve as appointees of ED&F Man until the 2010 annual meeting of stockholders, or until their successors are elected and qualified;

  4.
  the adjournment proposal—a proposal to allow us to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes at the time of the annual meeting to adopt the transaction agreement proposal, the certificate of incorporation amendment proposal or the election of directors proposal;

  5.
  the dissolution proposal—a proposal to approve our dissolution and the proposed plan of liquidation in the event the adjournment proposal is presented at the annual meeting, but is not approved; and

  6.
  to consider and act upon such other business as may properly come before the meeting or any adjournment thereof.

        The adoption of the transaction agreement proposal is conditioned upon the approval of the certificate of incorporation amendment proposal, but not the election of directors proposal or the adjournment proposal. The adoption of each of the certificate of incorporation amendment proposal and the election of directors proposal, but not the adjournment proposal, is conditioned upon the adoption of the transaction agreement proposal.

        In the event the transaction agreement proposal is not approved, the certificate of incorporation amendment proposal and the election of directors proposal will not be presented to our stockholders for a vote. Similarly, if the certificate of incorporation amendment proposal is not approved, the election of directors proposal will not be presented to our stockholders for a vote. If any of the transaction agreement proposal, the certificate of incorporation amendment proposal or the election of directors proposal is not approved, we will present the adjournment proposal at the annual meeting for adoption. If the adjournment proposal is presented at the annual meeting, but is not approved, we will present the dissolution proposal at the annual meeting.

        The affirmative vote of the holders of a majority of the outstanding shares of our common stock issued in our initial public offering, which we refer to as the "IPO shares," voting in person or by proxy at the annual meeting is required to approve the transaction agreement proposal. However, even if that vote is obtained, the business combination cannot be consummated if the holders of 40% or more of the IPO shares vote against the transaction agreement proposal and contemporaneously elect that we convert their shares into the right to receive a pro rata portion of the funds in the trust account.

        Our board of directors has fixed the close of business on May 7, 2009 as the record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements of the annual meeting. Only the holders of record of our common stock on the record date are entitled to have their votes counted at the annual meeting and any adjournments or postponements thereof. Please be advised that other business as may properly come before the meeting may be considered and acted upon at the annual meeting or any adjournment or postponement thereof. A complete list of our stockholders of record entitled to vote at the annual meeting will be available for inspection at the annual meeting. We will not transact any other business at the annual meeting except for business properly brought before the annual meeting or any adjournment or postponement of the annual meeting.

        Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the annual meeting, please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the annual meeting.

        For your shares to be voted, you may complete, sign, date and return the enclosed proxy card. If you are a holder of record, you may also cast your vote in person at the annual meeting. If you hold your shares in "street name," you should instruct your broker, bank or nominee how to vote in accordance with your voting instruction form.

        Any proxy may be revoked at any time prior to its exercise by delivery of a later dated proxy, by notifying our corporate secretary, in writing before the annual meeting, or by voting in person at the annual meeting. By authorizing your proxy promptly, you can help us avoid the expense of further proxy solicitations.

        Your attention is directed to the proxy statement accompanying this notice (including the annexes thereto) for a more complete statement regarding the matters proposed to be acted on at the annual meeting. We encourage you to read this proxy statement carefully. If you have any questions or need assistance voting your shares, please contact our corporate secretary at the address set forth in the accompanying proxy statement or our proxy solicitor, Morrow & Co., LLC, at (800) 607-0088.

        Our board of directors unanimously recommends that our stockholders vote FOR the transaction agreement proposal, FOR the certificate of incorporation amendment proposal, FOR the election of the seven nominees listed in the board of directors proposal and, if presented, FOR the adjournment proposal and FOR the dissolution proposal.

By Order of the Board of Directors, Francis P. Jenkins, Jr. Chairman and Chief Executive Officer

i

Certain Defined Terms

        Unless the context otherwise requires, when used in this proxy statement, "Shermen," "we" or "us" means Shermen WSC Acquisition Corp., together with its subsidiaries; "ED&F Man" means ED&F Man Holdings Limited on an unconsolidated basis; the "ED&F Man group" means ED&F Man and its direct and indirect subsidiaries; "Westway" or the "Westway business" means the bulk liquid storage and liquid feed supplements businesses, which themselves are referred to as the "bulk liquid storage" and "liquid feed supplements" businesses, respectively, of ED&F Man to be acquired by us pursuant to the transaction agreement; and "combined company" means Shermen following our acquisition of Westway.

        In connection with our acquisition of Westway, we will be issuing shares of our capital stock to and entering into various agreements and arrangements with certain wholly-owned domestic subsidiaries of ED&F Man. For purposes of this proxy statement, in describing these issuances, agreements and arrangements, we sometimes use "ED&F Man" to mean the applicable wholly-owned subsidiary of ED&F Man Holdings Limited.

ii

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

General Information

        This proxy statement is furnished in connection with our solicitation of proxies on behalf of our board of directors for use at our annual meeting of stockholders to be held on Thursday, May 21, 2009, at 9:00 a.m., local time, at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, New York 10036, and at any postponements or adjournments thereof. The notice of annual meeting, this proxy statement and the accompanying proxy card are first being mailed on or about                        to stockholders of record at the close of business on May 7, 2009.

Why am I receiving this proxy statement?

        As previously announced, on November 25, 2008, we agreed to acquire the bulk liquid storage and liquid feed supplements businesses of ED&F Man in exchange for shares of our common and preferred stock and cash pursuant to a transaction agreement, which, as it was amended and restated as of May 1, 2009, we refer to as the "transaction agreement." ED&F Man is a leading global supplier of a broad range of commodity products, including sugar, molasses, animal feed, tropical oils, biofuels and coffee to multi-national and industrial consumers. Upon the consummation of this acquisition, which we refer to as the "business combination," ED&F Man and its affiliates will be our largest stockholder, owning 49.5% of our outstanding common stock and over 99% of a newly created series of convertible preferred stock, and we will change our name to "Westway Group, Inc."

        Subject to the potential adjustments described below, the consideration we will pay in connection with the closing of the business combination, which we refer to as the "closing," will consist of approximately 24.3 million newly-issued shares of our common stock, approximately 7.4 million newly-issued shares of our Series A Preferred Stock and $103.0 million in cash. All references in this proxy statement to $103 million in cash payable as consideration in connection with the business combination are deemed to include as part of such cash amount a short term promissory note in an aggregate principal amount of up to $3.0 million that may be used in lieu of cash as consideration in respect of ED&F Man Korea Limited. A summary of the powers, rights and preferences of the Series A Preferred Stock can be found in the section entitled "Proposal No. 2. The Certificate of Incorporation Amendment Proposal," beginning on page 65 of this proxy statement. We estimate that the aggregate value of this consideration is $267.8 million (assuming a value of $5.02 per share of common stock and $5.76 per share of preferred stock, as described below).

        However, if the holders of some, but less than 40%, of the shares of our common stock issued in our initial public offering, which we refer to as "IPO shares," elect that we convert their shares into the right to receive a pro rata portion of the funds in the trust account in which a substantial portion of the net proceeds of our initial public offering are deposited, which we refer to as the "trust account," the number of shares of common stock we will issue will decrease and the number of shares of preferred stock we will issue will increase pursuant to a formula described later in this proxy statement. We refer to our stockholders' rights to elect such conversions as "conversion rights." If the holders of 39.99% of the IPO shares exercise their conversion rights, the consideration would consist of approximately 15.3 million shares of our common stock, approximately 16.0 million shares of our Series A Preferred Stock and $103.0 million in cash. In this case, we estimate that the aggregate value of the consideration would be $272.1 million (assuming the values per share set forth above). If the holders of 40% or more of the IPO shares vote against the transaction agreement proposal and contemporaneously exercise their conversion rights, we will be unable to consummate the business combination.

        The consideration payable to ED&F Man described above will be subject to other pre-closing and post-closing adjustments relating to targeted amounts for net indebtedness and net working capital and to aggregate capital expenditures of Westway made prior to the closing. A summary of the adjustments to consideration paid to ED&F Man can be found under the section entitled "The Transaction Agreement—Adjustments to Consideration" beginning on page 201 of this proxy statement.

        In addition, upon the consummation of the business combination, we will deposit into an escrow account approximately 12.2 million shares of our Series A Preferred Stock, issued to ED&F Man, as part of the consideration for the business combination. These shares will be released to ED&F Man only upon the achievement by the combined company of the earnings or share price targets described later in this proxy statement. Generally, these shares will be released in increments following the achievement of earnings or share price targets of $52.0 million or $6.50 per share, $57.0 million or $7.00 per share and $62.0 million or $7.50 per share, respectively. Assuming the release to ED&F Man of all of these escrowed shares, the value of the consideration we would pay in connection with the business combination would increase by $70.1 million, and would total $337.9 million assuming no exercise of conversion rights by our stockholders or $342.2 million assuming that the holders of 39.99% of the IPO shares exercise their conversion rights.

        The transaction agreement and the transactions contemplated thereby are more fully described in the section entitled "The Transaction Agreement," beginning on page 199 of this proxy statement. A copy of the transaction agreement is attached to this proxy statement as Annex A. We encourage you to review the entire transaction agreement carefully.

        One of the conditions to the completion of the business combination is that the holders of a majority of the IPO shares voting at the annual meeting vote in favor of the proposal described in this proxy statement to adopt the transaction agreement and approve the transactions contemplated thereby, which we refer to as the "transaction agreement proposal," and that holders of less than 40% of the IPO shares vote their shares against the transaction agreement proposal and contemporaneously elect that we convert their shares into the right to receive a pro rata portion of the funds in the trust account.

        This document is our proxy statement. It is being provided to our stockholders because our board of directors is soliciting their proxies to vote in favor of the transaction agreement proposal and the other proposals described below.

What is the purpose of the annual meeting?

        At the annual meeting, you will act upon the matters outlined in the accompanying notice of annual meeting:

  •
  the transaction agreement proposal;

  •
  a proposal, which we refer to as the "certificate of incorporation amendment proposal," to amend and restate our certificate of incorporation, among other things, to increase the number of authorized shares of our capital stock, to set forth the powers, preferences and rights of our common and preferred stock, to change our name to "Westway Group, Inc." and to amend, supplement and remove other provisions of our certificate of incorporation in connection with the consummation of the business combination;

  •
  a proposal, which we refer to as the "election of directors proposal," to elect the seven members of our board of directors who will constitute our board of directors from and after the closing under the transaction agreement, one of whom will serve as a Class I director to hold office until the 2010 annual meeting of stockholders, one of whom will serve as a Class II director to hold office until the 2011 annual meeting of stockholders, two of whom will serve as Class III directors to hold office until the 2012 annual meeting of stockholders and three of whom will serve as appointees of ED&F Man until the 2010 annual meeting of stockholders, or until their successors are elected and qualified;

  •
  a proposal, which we refer to as the "adjournment proposal," to allow us to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes at the time of the annual meeting to adopt the transaction agreement proposal, the certificate of incorporation amendment proposal or the election of directors proposal;

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  a proposal, which we refer to as the "dissolution proposal," to approve our dissolution and the proposed plan of liquidation in the event the adjournment proposal is presented at the annual meeting, but is not approved; and

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  to consider and act upon such other business as may properly come before the meeting or any adjournment thereof.

        Each of these proposals is described more fully later in this proxy statement.

        For the business combination to be consummated, each of the transaction agreement proposal, the certificate of incorporation amendment proposal and the election of directors proposal must be approved. If the transaction agreement proposal is not approved, the other proposals will not be presented to our stockholders for a vote. Similarly, if the certificate of incorporation amendment proposal is not approved, the election of directors proposal will not be presented to our stockholders, and the business combination will not be consummated.

        If any of the transaction agreement proposal, the certificate of incorporation amendment proposal or the election of directors proposal is not approved, we will present the adjournment proposal at the annual meeting for adoption. If the adjournment proposal is presented at the annual meeting, but is not approved, we will present the dissolution proposal at the annual meeting. Our amended and restated certificate of incorporation, as it will be filed with the Secretary of State of the State of Delaware immediately prior to consummation of the business combination if the certificate of incorporation amendment proposal is approved, is attached to this proxy statement as Annex B, and we urge you to read it in its entirety.

        You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the annual meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card. Your vote is important. We encourage you to vote as soon as possible after carefully reviewing this proxy statement.

        This proxy statement provides you with detailed information about the business combination, the transaction agreement proposal, the certificate of incorporation amendment proposal, the election of directors proposal, the adjournment proposal, the dissolution proposal and the annual meeting of stockholders. We encourage you to carefully read this entire document, including the attached annexes. If you hold your shares in "street name," which means your shares are held of record by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. YOU SHOULD ALSO CAREFULLY CONSIDER THOSE FACTORS DESCRIBED UNDER "RISK FACTORS."

Why are we proposing the business combination, the amendment to our certificate of incorporation and the election of the nominated directors?

        We are a "blank check" company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, an operating business in the agriculture industry.

        On May 30, 2007, we completed the issuance and sale of 23.0 million units, which we refer to as "units," in our initial public offering, raising gross proceeds of $138.0 million, including proceeds from the exercise of the underwriters' over-allotment option. Each unit consists of one share of our common stock and two warrants, each exercisable for one share of our common stock. Of the gross proceeds: (i) approximately $133.2 million was deposited into the trust account, which amount included approximately $5.5 million of deferred underwriting fees; (ii) the underwriters received approximately $4.1 million as underwriting fees, excluding the deferred underwriting fees; and (iii) we retained $607,900 for offering expenses. In addition, we deposited into the trust account approximately $3.7 million that we received from the issuance and sale of approximately 5.2 million warrants to purchase shares of our common stock (exercisable at $5.00 per share), which we refer to as the "founder warrants," to Shermen WSC Holding LLC, which we refer to as our "sponsor." As of March 31, 2009, approximately $138.0 million was held in deposit in the trust account, including approximately $5.5 million of deferred underwriting compensation. We intend to use the funds held in the trust account (a) to pay our stockholders who exercise the conversion rights associated with their shares of our common stock, (b) to partially fund the transaction consideration payable to ED&F Man in connection with the business combination, (c) to pay fees and expenses related to the business combination, including investment banker's fees, (d) to pay deferred underwriting compensation and (e) for working capital and general corporate purposes.

        We believe the business combination will provide substantial strategic and financial benefits to our stockholders. For an analysis of the factors considered by our board of directors in approving the business combination, please see the section entitled "Factors Considered in Approving the Business Combination" beginning on page 184 of this proxy statement. In accordance with our certificate of incorporation, if we are unable to complete a business combination by May 30, 2009, we will proceed with a plan of liquidation, such as the one described in the section entitled "Proposal No. 5. The Dissolution Proposal," beginning on page 112 of this proxy statement.

        Several of the amendments to our certificate of incorporation are being undertaken because, among other things, the proposed issuances of our common and preferred stock in connection with the business combination require a greater number of shares of our common and preferred stock to be issued than are currently authorized. It is also necessary to designate the powers, preferences and rights of our common and preferred stock. We also intend to include additional provisions in our certificate of incorporation which are customary for publicly traded companies. Additionally, we are providing that, following the closing, our name be changed to "Westway Group, Inc." to better reflect our operations.

        Pursuant to the transaction agreement, we and ED&F Man have agreed that, following the closing, ED&F Man will initially be entitled to elect three members of our board of directors, while our non-ED&F Man affiliated stockholders will be entitled to elect the remaining four members of our board of directors. We and ED&F Man have agreed that the following nominees will serve as the initial members of our board of directors following the closing: Messrs. Francis P. Jenkins, Jr., G. Kenneth Moshenek, Peter Harding, Philip A. Howell, James B. Jenkins, John E. Toffolon, Jr. and Gregory F. Holt.

What will we acquire in the business combination?

        The business combination will result in our acquisition of the bulk liquid storage and liquid feed supplements businesses of ED&F Man. This acquisition will be effected by mergers between wholly-owned subsidiaries of ED&F Man and us and by our purchase of the equity securities of ED&F Man's other subsidiaries that engage in the bulk liquid storage or liquid feed supplements businesses. We have created two newly formed, wholly-owned subsidiaries in order to implement these mergers; Terminal Merger Sub LLC, which we refer to as "Terminal Merger Sub," and Feed Merger Sub LLC, which we refer to as "Feed Merger Sub."

Will I receive anything in the business combination?

        Except for the special dividend described below, our current stockholders will not receive any additional common stock or any other payment or consideration solely by virtue of their status as such. The transaction consideration to be delivered by us in connection with the business combination will consist of cash and newly-issued shares of our common and preferred stock delivered to ED&F Man at the closing, and newly-issued shares of our preferred stock deposited in escrow that can be released to ED&F Man only upon the achievement by the combined company of the earnings or share price targets described later is this proxy statement.

        We will use our best efforts, to the extent permitted by Delaware law and our amended and restated certificate of incorporation, to declare promptly after the closing a special dividend of $1.00 per share payable to each holder of record of our common stock as of the record date specified in that declaration, which will be no fewer than three nor more than five calendar days after the closing date; this dividend will not be payable with respect to IPO shares for which conversion rights have been exercised and has been waived by our sponsor with respect to shares it acquired prior to our initial public offering and by ED&F Man with respect to shares of our common stock and preferred stock it is receiving as part of the consideration in the business combination.

When do you expect the business combination to be completed?

        Assuming that all regulatory approvals have been obtained, that our stockholders have approved the transaction agreement proposal and the certificate of incorporation amendment proposal and that all of the conditions to closing under the transaction agreement have been satisfied or waived, we currently anticipate that the business combination will be completed on May 22, 2009, one day after the annual meeting on May 21, 2009. For a description of the conditions to the completion of the business combination, please see the section entitled "The Transaction Agreement—Principal Conditions to Completion of the Transaction" beginning on page 214 of this proxy statement.

Are there any important risks related to the business combination or Westway of which I should be aware?

        Yes, there are important risks relating to the business combination and related to Westway. The combined company may not achieve the expected benefits of the business combination because of the risks and uncertainties discussed in the sections entitled "Risk Factors" and "Special Note Regarding Forward-Looking Statements." BEFORE MAKING ANY DECISION ON WHETHER AND HOW TO VOTE, WE URGE YOU TO READ CAREFULLY AND IN THEIR ENTIRETY THOSE SECTIONS, BEGINNING ON PAGES 31 AND 53, RESPECTIVELY, OF THIS PROXY STATEMENT.

Who may attend the annual meeting?

        All stockholders are invited to attend the annual meeting. However, only stockholders of record at the close of business on May 7, 2009, or their duly appointed proxies, may vote at the annual meeting. If you hold your shares in "street name," which means your shares are held of record by a broker, bank, or other nominee, you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date. In all cases, you must bring a form of personal identification.

Who is entitled to vote at the annual meeting?

        Only stockholders who were record holders of our common stock at the close of business on the record date, May 7, 2009, are entitled to vote at the annual meeting or any postponements or adjournments thereof. Each record holder of our common stock on the record date of the annual meeting is entitled to one vote for each share of common stock owned by such person at such time. In addition, only those of our stockholders who were record holders of the IPO shares at the close of business on the record date will be entitled to vote on the transaction agreement proposal.

        Although we encourage you to complete and return the proxy card to ensure that your vote is counted, you may attend the annual meeting and vote your shares in person.

When and where is the annual meeting?

        The annual meeting of stockholders will take place on May 21, 2009, at 9:00 a.m., local time, at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, New York 10036, or at any postponements or adjournments thereof.

What constitutes a quorum at the annual meeting?

        The presence at the annual meeting of the holders of a majority of the issued and outstanding shares of our common stock entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the annual meeting. As of the record date, we had 28,750,000 shares of common stock outstanding.

What vote is required to approve each proposal?

        Proposal No. 1—The Transaction Agreement Proposal.    Pursuant to our charter, the approval of the transaction agreement proposal will require the affirmative vote of the holders of a majority of the IPO shares voting on the transaction agreement proposal. There are 28,750,000 shares of our common stock outstanding as of the record date for the annual meeting, of which 23,000,000 are IPO shares. However, even if that vote is obtained, the business combination cannot be consummated if the holders of 40% or more of the IPO shares (9,200,000 shares or more) vote against the transaction agreement proposal and contemporaneously exercise their conversion rights. In addition, the adoption of this proposal is conditioned upon the approval of the certificate of incorporation amendment proposal. Because the approval of the transaction agreement proposal is a condition to the approval of the other proposals (other than the adjournment proposal and the dissolution proposal), if the transaction agreement proposal is not approved, the other proposals will not take effect (other than the adjournment proposal and the dissolution proposal to the extent each are approved by our stockholders).

        Proposal No. 2—The Certificate of Incorporation Amendment Proposal.    The approval of the certificate of incorporation amendment proposal will require the affirmative vote of the holders of a majority of the outstanding shares of our common stock on the record date. Approval of this proposal is conditioned upon approval of the transaction agreement proposal.

        Proposal No. 3—The Election of Directors Proposal.    The seven directors to be elected at the annual meeting as part of the election of directors proposal will be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy and entitled to vote. This means that the seven nominees who receive the largest number of votes cast "FOR" will be elected as directors. Votes may be cast "FOR" or "AGAINST" or may be withheld for each nominee. Approval of the election of directors proposal is conditioned upon approval of the transaction agreement proposal and the certificate of incorporation amendment proposal.

        Proposal No. 4—The Adjournment Proposal.    The adjournment proposal will require the affirmative vote of the holders of a majority of the shares of our common stock represented in person or by proxy and entitled to vote thereon at the meeting. Approval of this proposal is not conditioned upon approval of any other proposal. This proposal will not be presented at the annual meeting if the transaction agreement proposal, the certificate of incorporation amendment proposal and the election of directors proposal are each approved by our stockholders.

        Proposal No. 5—The Dissolution Proposal.    The approval of the dissolution proposal will require the affirmative vote of the holders of a majority of the outstanding shares of our common stock on the record date. This proposal will only be presented at the annual meeting if the adjournment proposal is presented at the annual meeting, but is not approved by our stockholders.

        An abstention will be disregarded for purposes of the transaction agreement proposal and will not count as either a vote "FOR" or a vote "AGAINST" that proposal. This is because our certificate of incorporation provides that approval of a business combination requires the affirmative vote of the holders of a majority of the IPO shares actually cast at the annual meeting. An abstention is not considered a vote cast. An abstention will also be disregarded for the election of directors proposal (under which the seven directors to be elected at the annual meeting will be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the annual meeting, as described above). An abstention, since it is not an affirmative vote in favor of a proposal, will, however, have the same effect as a vote "AGAINST" (1) the certificate of incorporation amendment proposal (approval of which requires the affirmative vote of the holders of a majority of the outstanding shares of our common stock on the record date), (2) the adjournment proposal (approval of which requires the affirmative vote of the holders of a majority of our common stock represented at the annual meeting and entitled to vote) and (3) the dissolution proposal (approval of which requires the affirmative vote of the holders of a majority of the outstanding shares of our common stock on the record date).

        A broker non-vote, while considered present for the purposes of establishing a quorum, will have the effect of a vote "AGAINST" the certificate of incorporation amendment proposal, but will have no effect on the transaction agreement proposal (except that the adoption of the transaction agreement proposal is conditioned upon the approval of the certificate of incorporation amendment proposal), the election of directors proposal (except that the approval of the election of directors proposal is conditioned upon the approval of the certificate of incorporation amendment proposal) or the adjournment proposal. Please note that you cannot seek conversion of your shares, as described below, unless you affirmatively vote against the transaction agreement proposal.

Has our board of directors recommended approval of the transaction agreement proposal and the other proposals?

        Yes. Our board of directors has unanimously recommended to our stockholders that they vote "FOR" the approval of the transaction agreement proposal, the certificate of incorporation amendment proposal, the election of the seven nominees listed in the election of directors proposal and, if presented, the adjournment proposal and the dissolution proposal. Our board of directors has unanimously determined that the transaction agreement and each of these proposals are fair to, and in the best interests of, our stockholders. Certain of our directors, executive officers and our sponsor have interests in the business combination that are different from, or in addition to, your interests as our stockholder. For a description of such interests, please see the section entitled "Proposal No. 1. The Transaction Agreement Proposal—Interests of our Directors and Officers in the Business Combination," beginning on page 60 of this proxy statement. Please also see the section entitled "Factors Considered in Approving the Business Combination," beginning on page 184 of this proxy statement, for a discussion of the factors that our board of directors considered in deciding to recommend the approval of the business combination.

Has our board of directors made a determination as to the value of Westway?

        While they did not identify a specific value for Westway, our board of directors determined that the fair market value of Westway is in excess of 80% of our net assets ($106.5 million as of November 10, 2008). We estimate that the total value of the consideration to be paid in connection with the business combination will be between $267.8 million and $342.2 million (assuming a value of $5.02 per share of common stock and $5.76 per share of preferred stock). The amount of the actual consideration to be paid will depend on (a) whether any of our stockholders elect to exercise their conversion rights, (b) the extent to which the combined company achieves the earnings or share price targets described elsewhere in this proxy statement and (c) pre-closing and post-closing adjustments relating to Westway's closing date net indebtedness and net working capital and to aggregate capital expenditures made by Westway prior to the closing.

Did our board of directors obtain any opinions in connection with its approval of the business combination?

        Yes. Our board of directors obtained from Oppenheimer & Co. Inc., which we refer to as "Oppenheimer," a written opinion, dated November 24, 2008, to the effect that, as of the date of that opinion and based on and subject to the factors, assumptions and limitations described in that opinion, (i) the purchase price (as defined in the opinion) was fair, from a financial point of view, to us and (ii) the fair market value of Westway was equal to at least 80% of our net assets. For a description of such opinion, please see the section entitled "Opinion of our Financial Advisor," beginning on page 189 of this proxy statement.

What do I need to do now?

        We urge you to read carefully and consider the information contained in this proxy statement, including the annexes attached hereto, and to consider how the business combination will affect you as our stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement and on the enclosed proxy card.

Do I have conversion rights in connection with the business combination?

        Yes, if you are a holder of IPO shares, you have the right to vote against the transaction agreement proposal and demand that we convert your shares into the right to receive a pro rata portion of the funds in the trust account.

How do I exercise my conversion rights?

        If you are a holder of IPO shares and wish to exercise your conversion rights:

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  you must instruct your broker to electronically tender your shares to our transfer agent using the facilities of the Depositary Trust Company (or, in the event that you had previously requested and received a physical certificate, surrender such physical certificate to our transfer agent) by 5:00 P.M., Eastern Daylight Time, on the business day immediately preceding the date of the annual meeting;

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  you or your broker must deliver to our transfer agent a letter of instruction, which will provide the transfer agent with additional information related to the payment to be received from the trust account; and

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  you must comply with such other procedures as we may reasonably establish, by 5:00 P.M., Eastern Daylight Time, on the business day immediately preceding the date of the annual meeting.

        Stockholders who have conversion rights, but who fail to comply with these procedures, will forfeit their right to receive any portion of the trust account.

        If the business combination is completed and if you have also properly exercised your conversion rights, then you will be entitled to receive cash in an amount equal to a pro rata portion of the funds in the trust account, including any interest earned thereon, calculated as of two business days prior to the date of the consummation of the business combination. As of March 31, 2009, there was approximately $138.0 million in the trust account, or approximately $6.00 per IPO share. If you exercise your conversion rights, then you will be exchanging your shares of our common stock for cash and will no longer own these shares. Exercise of your conversion rights does not result in either the exercise or loss of any of our warrants that you may hold. Your warrants will continue to be outstanding following a conversion of your common stock and will become exercisable upon consummation of the business combination. A registration statement must be in effect to allow you to exercise any warrants you may hold. If the business combination is not consummated and we do not consummate another qualifying business combination by May 30, 2009, the warrants will not become exercisable and will be worthless.

        Please see the section entitled "Proposal No. 1. The Transaction Agreement Proposal—Conversion Rights," beginning on page 58 of this proxy statement, for the procedures to be followed if you wish to convert your shares into cash.

Do I have appraisal or dissenters' rights if I object to the business combination?

        No. Our stockholders do not have appraisal or dissenters' rights in connection with the business combination under the General Corporation Law of the State of Delaware, which we refer to as the "DGCL."

        The details of our proposed plan of liquidation, which we refer to as the "plan of liquidation," are described in the section entitled "Proposal No. 5. The Dissolution Proposal," beginning on page 112 of this proxy statement.

What happens to the funds deposited in the trust account after consummation of the business combination?

        Upon consummation of the business combination, the funds in the trust account will be released to us and used by us to pay stockholders who properly exercise their conversion rights, for expenses we incurred in pursuing the business combination, to partially fund the transaction consideration payable to ED&F Man in connection with the business combination and for working capital and general corporate purposes. These expenses include up to $5.5 million that will be paid to the underwriters of our initial public offering for deferred underwriting compensation, including Oppenheimer, and the balance of a customary fee of $500,000 owed to Oppenheimer with respect to the fairness opinion it rendered in connection with the business combination. Oppenheimer will also receive a customary fee of $2.0 million for acting as our investment advisor in connection with the business combination in the event that the business combination is consummated.

What happens if any of the transaction agreement proposal, the certificate of incorporation amendment proposal or the election of directors proposal do not receive the necessary votes, or if the business combination is not consummated?

        If either of the transaction agreement proposal or the certificate of incorporation amendment proposal does not receive the necessary votes for approval, then the remaining proposals, other than the adjournment proposal and the dissolution proposal, will not be presented at the annual meeting for approval. If the adjournment proposal is presented and approved, the annual meeting will be adjourned to a later date or dates to permit further solicitation and vote of proxies. In addition, it is a condition to the consummation of the business combination that all seven of the nominated directors be elected. Accordingly, if any of the nominated directors is not elected, the business combination cannot be consummated unless ED&F Man waives this condition.

        If we have not consummated the business combination, or another qualifying business combination by May 30, 2009, we must dissolve and liquidate the trust account. If we dissolve and liquidate the trust account, the funds deposited in the trust account, plus any interest earned thereon, less claims requiring payment from the trust account by creditors who have not waived their rights against the trust account, if any, will be distributed pro rata to the holders of the IPO shares. Holders of our common stock issued prior to the initial public offering, including our sponsor and all of our officers and directors, have waived any right to any liquidation distribution with respect to the those shares of common stock. If the adjournment proposal is presented at the annual meeting, but is not approved, we will present the dissolution proposal at the annual meeting for adoption. The details of the dissolution proposal and our proposed plan of liquidation, which we refer to as the "plan of liquidation," are described in the section entitled "Proposal No. 5. The Dissolution Proposal," beginning on page 112 of this proxy statement.

Why are we presenting the dissolution proposal?

        Pursuant to our certificate of incorporation, if we have not consummated the business combination, or another qualifying business combination by May 30, 2009, we must dissolve and liquidate the trust account. We have agreed that, if we seek approval from our stockholders to consummate a business combination within 90 days of that date, the proxy statement related to that business combination will contain a proposal whereby we will seek stockholder approval for our board of director's recommended plan of liquidation in the event that our stockholders do not approve the business combination. Because we anticipate that the business combination will be consummated within 90 days of May 30, 2009, if approved by our stockholders, this proxy statement includes the dissolution proposal, which will only be presented to our stockholders at the annual meeting if the adjournment proposal is presented at the annual meeting, but is not approved by our stockholders.

        If the dissolution proposal is not approved, we will not be authorized to dissolve and liquidate, and will not be authorized to distribute the funds held in the trust account to our public stockholders. This could result in substantial delays in the liquidation of the trust account and pro rata distribution of the funds held in the trust account plus any of our remaining net assets to our stockholders as part of our plan of liquidation.

How do I vote?

        You may vote in the following ways:

        (a)   In person:    We will distribute written ballots to anyone who wants to vote in person at the annual meeting. However, if you hold your shares in "street name," you must request a proxy card from your broker, bank or nominee in order to vote at the annual meeting. Holding shares in "street name" means that you hold them through a brokerage firm, bank, or other nominee and, therefore, the shares are not held in your individual name in the records maintained by our transfer agent, Continental Stock Transfer & Trust Company, but instead are held in the name of your broker, bank, or nominee.

        (b)   By mail:    Please complete and sign your proxy card and return it to us by mail in the enclosed pre-addressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct. If an additional proposal comes up for a vote at the annual meeting that is not on the proxy card, your shares will be voted in the best judgment of our authorized proxies, Francis Jenkins, Jr. and G. Kenneth Moshenek. You may vote your shares prior to the annual meeting by signing and returning the enclosed proxy card.

        If you do not mark your voting instructions on the proxy card, your shares will be voted as follows for each of the proposals that is presented to our stockholders at the annual meeting:

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  FOR the transaction agreement proposal;

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  FOR the certificate of incorporation amendment proposal;

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  FOR the election of directors proposal;

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  FOR the adjournment proposal; and

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  FOR the dissolution proposal.

        If you have any questions or need assistance voting your shares, please contact our corporate secretary at the address set forth in this proxy statement or our proxy solicitor, Morrow & Co., LLC, at (800) 607-0088.

What if I am a beneficial owner rather than a holder of record or if my shares are held in street name by my broker, bank or nominee?

        If your shares are held in street name, these proxy materials are being forwarded to you by your broker, bank or nominee, who is considered to be the holder of record with respect to your shares. As the beneficial owner, you have the right to direct your broker, bank or nominee as to how to vote by filling out the voting instruction form provided by your broker, bank or nominee. As a beneficial owner, you are also invited to attend the annual meeting, but you must obtain a legal proxy from the holder of record of your shares in order to vote in person at the annual meeting.

If I hold my shares in a brokerage account and do not return voting instructions, will my shares be voted?

        If your shares are held in street name, your broker, bank or nominee will ask you how you want your shares to be voted. If you provide voting instructions, your shares must be voted as you direct. If you do not furnish voting instructions to your broker, bank or nominee, it will be deemed a "broker non-vote."

Can I change my vote after I return my proxy?

        Yes. Even after you have submitted your proxy, you may change your vote at any time before the proxy is exercised by filing a notice of revocation or an executed proxy card bearing a later date with our Secretary at our principal executive office, the address of which is set forth in this proxy statement. The proxy can also be revoked if you attend the annual meeting in person and give notice of your intention to vote at the annual meeting. Attendance at the annual meeting will not by itself revoke a previously granted proxy.

Who pays for this proxy solicitation?

        We do. We do not intend to solicit proxies other than by use of the mail, but some of our officers may contact you by telephone, mail, or otherwise to obtain proxies. None of these officers will receive any compensation for doing this. We have retained Morrow & Co., LLC to assist in soliciting proxies at a fee of approximately $40,000 plus certain expenses.

Do I need to tender my shares?

        Only stockholders who vote against the transaction agreement proposal and exercise their conversion rights must deliver their shares to our transfer agent prior to the annual meeting. Our stockholders who hold IPO shares, whom we refer to as our "public stockholders," who vote in favor of the transaction agreement proposal, who abstain from voting on the transaction agreement proposal or who otherwise do not elect to have their shares converted should not deliver their shares now or after the business combination, because their shares will not be converted or exchanged in connection with the business combination.

If the business combination is completed, what will happen to my common stock, units and warrants?

        The business combination will have no effect on our common stock, units and warrants currently outstanding, except that our existing common stock will be designated as Class A Common Stock, the rights, powers and preferences of which are described later in this proxy statement, and we intend to apply to have the shares of our Class A Common Stock listed on the Nasdaq Global Market or the

Nasdaq Capital Market, which we refer to as "Nasdaq," instead of the Over-the-Counter Bulletin Board, which we refer to as the "OTCBB," upon consummation of the business combination.

How much do we expect to spend in connection with the business combination prior to the closing?

        Prior to the closing, we expect to spend approximately $7.5 million on fees and expenses in connection with the business combination.

Who can help answer my questions?

        If you have any questions about the meeting, the transaction agreement or the business combination, or if you need additional copies of this proxy statement or the enclosed proxy card, you may contact:

  Shermen WSC Acquisition Corp.
  c/o The Shermen Group
  230 Park Avenue, Suite 1000
  New York, NY 10169
  Attention: Corporate Secretary
  Telephone: (212) 332-2858
  or
  Morrow & Co., LLC
  470 West Avenue, 3rd Floor
  Stamford, CT 06902
  Telephone: (800) 607-0088

SUMMARY

        This summary highlights selected information from this proxy statement and is qualified in its entirety by the more detailed information included elsewhere in this proxy statement. Because this is a summary, it may not contain all of the information that is material or important to you. Accordingly, you should read this entire proxy statement carefully, including the section entitled "Risk Factors," beginning on page 31 of this proxy statement, the transaction agreement, attached as Annex A and the amended and restated certificate of incorporation, attached as Annex B, and our reports filed with the Securities and Exchange Commission, which we refer to as the "SEC," under the Securities Exchange Act of 1934, as amended, which we refer to as the "Exchange Act," before making a decision. Please read these documents carefully as they are legal documents that govern the business combination and your rights in connection with the business combination. Please also see the section entitled "Where You Can Find Additional Information," on page 234 of this proxy statement.

Information About the Companies (Page 118)

  Shermen WSC Acquisition Corp.

        We are a "blank check" company organized under the laws of the State of Delaware on April 18, 2006 for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, an operating business in the agriculture industry. On May 30, 2007, we consummated our initial public offering of 23.0 million units, each consisting of one share of our common stock and two warrants, each exercisable for an additional share of common stock at an exercise price of $5.00 per share. Through our initial public offering we raised, net of fees and expenses, gross proceeds of $138.0 million, including approximately $3.7 million in a private placement of warrants to our sponsor, that was deposited into a trust account established for the benefit of our stockholders who purchased shares in our initial public offering and their transferees. Our units commenced trading on the OTCBB on May 30, 2007, under the symbol "SACQU" and, starting on June 18, 2007, holders of the units were allowed to trade on the OTCBB the common stock and warrants included in the units under the symbols "SACQ" and "SACQW." We have dedicated our time and resources since the initial public offering to seeking and evaluating business combination opportunities. Our wholly-owned subsidiaries, Terminal Merger Sub and Feed Merger Sub were formed in November 2008 as Delaware limited liability companies. To date, neither Terminal Merger Sub nor Feed Merger Sub has conducted any activities other than those related to the formation of each and the consummation of the transactions contemplated by the transaction agreement. Our address is Shermen WSC Acquisition Corp., c/o The Shermen Group, 230 Park Avenue, Suite 1000, New York, NY 10169, and our telephone number is (212) 332-2858.

  ED&F Man Holdings Limited

        Originally established in London in 1783, ED&F Man is a leading global supplier of a broad range of commodity products, including sugar, molasses, animal feed, tropical oils, biofuels and coffee to multi-national and industrial consumers. ED&F Man provides a comprehensive range of supply chain services in its chosen commodities, from production, sourcing, storage and delivery to risk management and financial services. ED&F Man is an employee-owned company, with approximately 4,900 employees operating in 59 countries. In its last fiscal year through October 31, 2008, ED&F Man reported revenues of approximately $9.3 billion and total assets of approximately $3.4 billion.

        ED&F Man's wholly-owned indirect subsidiaries, Westway Holdings Corporation, which we refer to as "ED&F Sub," Westway Terminal Company Inc. and Westway Feed Products, Inc. are parties to the transaction agreement. ED&F Sub is the ED&F Man affiliate to which shares of our common and preferred stock are to be issued as consideration at the closing. ED&F Sub will also be the legal entity entering into a number of the ancillary agreements being entered into in connection with the business combination, including the stockholder's agreement and the registration rights agreement described in the section of this proxy statement entitled "Other Agreements and Documents." For purposes of this proxy statement, when describing these issuances of shares or agreements between us and wholly-owned subsidiaries of ED&F Man, such as those involving ED&F Sub, we refer directly to ED&F Man, rather than its applicable subsidiaries. ED&F Man's address is Cotton Centre, Hay's Lane, London, United Kingdom SE1 2QE, and its telephone number is +44 (0) 207 089 8000.

  The Westway Business

        Westway is a leading provider of bulk liquid storage and related value-added services and a leading manufacturer and distributor of liquid animal feed supplements. Westway operates an extensive global network of 54 operating facilities providing 284 million gallons of total bulk liquid storage capacity and producing 1.7 million tons of liquid feed supplements annually. The bulk liquid storage business is a global business with infrastructure that includes a network of 24 terminals offering storage to manufacturers and consumers of agricultural and industrial liquids, located at key port and terminal locations throughout North America, Western Europe and Asia. The liquid feed supplements business produces liquid animal feed supplements that are sold directly to end users, which we refer to as "ranchers," and feed manufacturers, primarily supplying the beef and dairy livestock industries. By using formulation processes that are tailored specifically to the needs of its customers, Westway blends molasses and essential nutrients to form feed rations that help to maximize the genetic potential of livestock. As a result of the relationship between them, the bulk liquid storage and liquid feed supplements businesses benefit from synergies including co-location of facilities, enhanced raw material supply logistics for liquid feed supplements and increased operational efficiency resulting from cross-business knowledge exchange.

The Business Combination (Page 55)

        On November 25, 2008, we entered into the transaction agreement as amended and restated as of May 1, 2009 with ED&F Man pursuant to which we will acquire ED&F Man's bulk liquid storage and liquid feed supplements businesses in exchange for shares of our common and preferred stock and cash. If the business combination is approved by our stockholders, ED&F Man, together with its affiliates, will be our largest stockholder, owning 49.5% of our outstanding common stock and over 99% of our Series A Preferred Stock, and we will change our name to "Westway Group, Inc."

Transaction Consideration (Page 200)

        As part of the consideration for the business combination, ED&F Man and its affiliates will receive at the closing cash and securities valued at approximately $267.8 million, based on the $138.4 million in our trust account as of November 25, 2008 ($5.02 per share of common stock, based on a trust value of $6.02 per IPO share (as of that date), less a special dividend of $1.00 per share to be paid to holders of the IPO shares described elsewhere in this proxy statement). Specifically, as part of the consideration for the acquisition, we will:

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  pay to ED&F Man approximately $103.0 million in cash, subject to adjustments described below;

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  issue to ED&F Man approximately 7.4 million newly-issued shares of our Series A Preferred Stock; and

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  issue to ED&F Man up to 24.3 million newly-issued shares of our common stock.

All references in this proxy statement to $103 million in cash payable as consideration in connection with the business combination are deemed to include as part of such cash amount a short term promissory note in an aggregate principal amount of up to $3.0 million that may be used in lieu of cash as consideration in respect of ED&F Man Korea Limited.

        If, upon the closing, ED&F Man and its affiliates would otherwise own more than 49.5% of the outstanding shares of our common stock (including as a result of the conversion of shares of our common stock into the right to receive a pro rata portion of the funds in the trust account, as described below), the number of shares of our common stock to be issued to ED&F Man at the closing will be decreased, with an increase in the number of shares of Series A Preferred Stock to be issued to ED&F Man, based upon a formula described in the section entitled "The Transaction Agreement," beginning on page 199 of this proxy statement, so that ED&F Man and its affiliates will not own more than 49.5% of the outstanding shares of our common stock. If the holders of 39.99% of the IPO shares elect to exercise their conversion rights, the total value of the consideration to be paid in connection with the business combination would be $272.1 million (assuming the per share values set forth above). If the holders of 40% or more of the IPO shares vote against the transaction agreement proposal and contemporaneously exercise their conversion rights, we will be unable to consummate the business combination.

        The consideration payable to ED&F Man described above will be subject to other pre-closing and post-closing adjustments relating to Westway's closing date net indebtedness and net working capital and to aggregate capital expenditures made by Westway prior to the closing. These adjustments are described in the section entitled "The Transaction Agreement," beginning on page 199 of this proxy statement.

        In addition, upon the consummation of the business combination, we will be delivering to an escrow agent for deposit into an escrow account approximately 12.2 million shares of our Series A Preferred Stock, issued to ED&F Man, as part of the consideration for the business combination. These shares will be released to ED&F Man only upon the achievement by the combined company of the earnings or share price targets described later in this proxy statement. Generally, these shares will be released in increments following the achievement of earnings or share price targets of $52.0 million or $6.50 per share, $57.0 million or $7.00 per share and $62.0 million or $7.50 per share, respectively. Assuming the release to ED&F Man of all of these escrowed shares, the value of the consideration to be paid in connection with the business combination would increase by $70.1 million, and would total $337.9 million assuming no exercise of conversion rights by our stockholders or $342.2 million assuming that holders of 39.99% of the IPO shares exercise their conversion rights. For a summary of the stock escrow agreement and the conditions under which shares may be released from escrow, please see the section entitled "Other Agreements and Documents—Stock Escrow Agreement" beginning on page 220 of this proxy statement

Additional Actions in Connection with the Business Combination (Page 57)

        In addition, in connection with the business combination:

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  we will use our best efforts, to the extent permitted by Delaware law and our amended and restated certificate of incorporation, to declare promptly after the closing a special dividend of $1.00 per share payable to each holder of record of our common stock as of the record date specified in that declaration, which will be no fewer than three nor more than five calendar days after the closing date; this dividend will not be payable with respect to IPO shares for which conversion rights have been exercised and has been waived by our sponsor with respect to shares it acquired prior to our initial public offering and by ED&F Man with respect to shares of our common stock and preferred stock it is receiving as part of the consideration in the business combination;

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  approximately 2.9 million shares of our common stock owned by our sponsor, which would otherwise have been released from an escrow account six months after the closing, will continue to be held in escrow and will be released only if the combined company achieves earnings or share price targets pursuant to the terms of a stock escrow agreement described in the section entitled "Other Agreements and Documents—Stock Escrow Agreement" beginning on page 220 of this proxy statement (generally, these shares will be released in increments following the achievement of earnings or share price targets of $52.0 million or $6.50, $57.0 million or $7.00 and $62.0 million or $7.50, respectively);

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  our sponsor will provide instructions that 1.1 million shares of our outstanding common stock, currently registered in our sponsor's name and held in escrow, shall upon their release from escrow six months after the closing, be delivered to us for cancellation in exchange for (i) warrants to purchase 1.0 million shares of our common stock, (ii) 60,000 newly-issued shares of Series A Preferred Stock and (iii) 40,000 newly-issued shares of our common stock pursuant to the terms of an agreement described in the section entitled "Other Agreements and Documents—Stock Exchange Agreement" beginning on page 229 of this proxy statement; and

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  we will establish a program to repurchase our warrants from time to time following the closing with $15.0 million initially allocated for this purpose by (i) opportunistically purchasing our warrants on the market in compliance with all applicable law at market prices from time to time during periods in which we do not possess material non-public information in compliance with the volume of purchase provisions of Rule 10b-18 under the Exchange Act, (ii) entering into a repurchase plan providing for purchases of up to a certain number of our warrants or up to certain aggregate purchase price in compliance with Rule 10b5-1 under the Exchange Act, subject to the volume of purchase provisions of Rule 10b-18 under the Exchange Act or (iii) making a public solicitation through a tender offer in compliance with Section 14(d) of the Exchange Act and the regulations promulgated thereunder.

Certificate of Incorporation Amendment Proposal (Page 65)

        In connection with the business combination, it will be necessary for us to amend and restate our certificate of incorporation. Several of these amendments are being undertaken because, among other things, the proposed issuances of our common and preferred stock in connection with the business combination require a greater number of shares of our common and preferred stock to be issued than are currently authorized. It is also necessary to designate the powers, preferences and rights of our common and preferred stock. We also intend to include additional provisions in our certificate of incorporation which are customary for publicly traded companies. Additionally, we intend that, following the closing, our name be changed to "Westway Group, Inc." to better reflect our operations. The adoption of the transaction agreement proposal is conditioned upon the approval of the certificate of incorporation amendment proposal.

        Our amended and restated certificate of incorporation will provide for two classes of common stock. Shares of common stock held by our stockholders, other than ED&F Man and its affiliates, will be designated as Class A Common Stock. Accordingly, shares of our common stock that are currently outstanding will be designated as shares of Class A Common Stock after the closing. Any shares of our common stock beneficially owned by ED&F Man or its affiliates will be designated as Class B Common Stock for so long as they are owned by ED&F Man or its affiliates. The holders of the shares of Class A Common Stock and the holders of the shares of Class B Common Stock each have those rights set forth in the amended and restated certificate of incorporation, including the right to elect a specified number of directors to our board of directors. For a description of the comparative rights of the holders of Class A Common Stock and Class B Common Stock, please see the section entitled

"Proposal No. 2. The Certificate of Incorporation Amendment Proposal—Comparison of Stockholder Rights Before and After Closing," beginning on page 67 of this proxy statement.

Other Agreements and Documents (Page 220)

        In addition to the transaction agreement, stock escrow agreement and stock exchange agreement described above, at the closing we will be entering into, among other things:

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  a stockholder's agreement with ED&F Man pursuant to which we will (a) grant ED&F Man, for so long as it and its affiliated entities collectively beneficially own at least 15% of the shares of the combined company's outstanding common stock (assuming conversion of the Series A Preferred Stock held by ED&F Man and its affiliated entities), the right to receive management and financial information and reports about the combined company, such as monthly and annual financial reports, business plans and budgets, and the right to access the combined company's books, accounts, records and properties and (b) agree that, for so long as ED&F Man and its affiliated entities collectively beneficially own at least 20% of the shares of the combined company's outstanding common stock (assuming conversion of the Series A Preferred Stock held by ED&F Man and its affiliated entities), we will not take those actions described in the section entitled "Other Agreements and Documents—Stockholder's Agreement," beginning on page 222 of this proxy statement, without the prior written approval of ED&F Man, which include, among other things: (i) making investments greater than $5.0 million in any entity that engages in a business other than the a business in which the combined company's subsidiaries currently operate, or which are not reasonably related thereto; (ii) the assumption of any specific material environmental liability; (iii) making any material change to the provisions of our or any of our subsidiaries' organizational documents; (iv) making any material change in the scope of the combined company's business and operations; or (v) entering into any agreement, subject to limited exceptions, which would restrict our ability to authorize, declare, pay or set apart for payment any dividend to holders of our Series A Preferred Stock;

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  a registration rights agreement with ED&F Man pursuant to which, among other things, ED&F Man and certain employees of ED&F Man, whom we refer to as the "participating employees," will be granted rights to require us to register the sale to the public of their shares of our common stock and, in the case of ED&F Man, the shares of our common stock into which its shares of Series A Preferred Stock are convertible;

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  a molasses supply agreement with ED&F Man pursuant to which, among other things, ED&F Man will be the combined company's primary supplier of cane molasses for a period of 10 years;

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  a storage strategic alliance agreement and terminal service agreement with ED&F Man pursuant to which the combined company will provide bulk liquid storage services to ED&F Man; and

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  a revolving credit facility pursuant to which ED&F Man will agree to make revolving credit loans to us and Westway Holdings Netherlands B.V. (which will be our wholly owned indirect subsidiary following the closing) from and after the closing in an aggregate principal amount at any time outstanding of up to $100.0 million.

Factors Considered in Approving the Business Combination (Page 184)

        After careful consideration of the terms and conditions of each proposal, including the transaction agreement proposal, the certificate of incorporation amendment proposal and the election of directors proposal, our board of directors has determined that the business combination and the related transactions and each proposal made in this proxy statement are fair to, and our best interests and the best interests of our stockholders. In making this determination, our board of directors considered a wide range of business, financial and other factors, including, but not limited to, the factors listed below, which are each described in more detail in the section entitled "Factors Considered in Approving the Business Combination," beginning on page 184 of this proxy statement:

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  Westway's significant capacity in its bulk liquid storage business and continued expansion;

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  the ability of Westway's bulk liquid storage business to accommodate a variety of liquids and provide a broad range of storage-related services;

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  Westway's customer base and its long-term contracts for liquid storage services;

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  the liquid feed supplements business' position as the largest liquid animal food supplement manufacturer in North America and its supply capabilities;

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  the attractive purchase price compared to public valuations of comparable companies in each of the businesses in which Westway operates, based on earnings compared to transaction value; and

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  the attractive purchase price relative to recent acquisition multiples in the industries in which Westway operates.

Opinion of our Financial Advisor (Page 189)

        In connection with the business combination, Oppenheimer, our financial advisor, delivered a written opinion to our board of directors, dated November 24, 2008, to the effect that, as of the date of that opinion, and based on and subject to the factors, assumptions and limitations described in that opinion (i) the purchase price (as defined in the opinion) was fair, from a financial point of view, to us and (ii) the fair market value of Westway was equal to at least 80% of the balance of our net assets. The full text of Oppenheimer's written opinion, dated November 24, 2008, is attached to this proxy statement as Annex C. We encourage you to read that opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Oppenheimer. Oppenheimer's opinion addresses only the fairness to us from a financial point of view of the purchase price (as defined in the opinion) and does not address any other aspect or implication of the business combination or any other agreement, arrangement or understanding entered into in connection with the business combination or otherwise (including any financing arrangements entered into by us). Oppenheimer's opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the business combination, including the issuance of shares of our common and preferred stock to ED&F Man or its affiliates in connection with the business combination.

 Management of the Combined Company Following the Business Combination (Page 79)

        Upon the consummation of the business combination, our six existing directors will resign, the size of our board of directors will be increased to seven members pursuant to our amended and restated certificate of incorporation and, if elected, the following individuals will be the members of our board of directors: Francis P. Jenkins, Jr.; G. Kenneth Moshenek; Peter J.M. Harding; Philip A. Howell; James B. Jenkins; John E. Toffolon, Jr. and Gregory F. Holt. Pursuant to our proposed amended and restated certificate of incorporation, following the closing, the holders of our Class A Common Stock will be entitled to elect four members of our board of directors in three classes and the holders of our Class B Common Stock will be entitled to elect three members of our board of directors. Messrs. Francis Jenkins, Jr., Moshenek, Harding and Toffolon will be designated as the four directors elected by the holders of our Class A Common Stock, Mr. Toffolon will be a Class I Director and will serve until our 2010 annual meeting of stockholders, Mr. Moshenek will be a Class II Director and will serve until our 2011 annual meeting of stockholders and Messrs. Francis Jenkins, Jr. and Harding will be Class III Directors and serve until our 2012 annual meeting of stockholders. Messrs. Howell, James

Jenkins and Holt will be designated as the three directors elected by ED&F Man and its affiliates, as the sole holders of our Class B Common Stock. Messrs. Francis Jenkins, Jr., Moshenek, Toffolon and Holt will be deemed to be "independent" directors under the listing standards of Nasdaq.

        Upon consummation of the business combination, Mr. Harding will serve as our chief executive officer, Thomas Masilla will serve as our chief financial officer, Wayne N. Driggers will serve as president of the bulk liquid storage business and Bryan Shoemaker will serve as president of the liquid feed supplements business.

Interests of Certain Persons in the Business Combination (Page 60)

        When you consider the recommendation of our board of directors in favor of approval of the transaction agreement proposal, you should keep in mind that our executive officers and the members of our board have interests in the business combination that are different from, or in addition to, your interests as a stockholder.

        If the business combination or another qualifying business combination is not consummated by May 30, 2009, we will proceed with a plan of liquidation. In such event, the 5,750,000 shares held by our stockholders that acquired shares prior to our initial public offering, which we refer to as our "initial stockholders," for an aggregate purchase price of $25,000, would be worthless because our directors and officers are not entitled to receive any of the liquidation proceeds with respect to such shares. Such shares had an aggregate market value of $34.2 million based upon the closing price of $5.94 on the OTCBB on May 7, 2009, the record date for our annual meeting.

        We issued and sold approximately 5.2 million founder warrants (exercisable at $5.00 per share) to our sponsor on May 30, 2007. All of the proceeds we received from these purchases were placed in the trust account. Immediately following the sale of these founder warrants, our sponsor distributed them to its members. The founder warrants are identical to the warrants underlying the units sold in our initial public offering, except that (i) we did not register the sale of the founder warrants to the public; (ii) if we call the warrants and the founder warrants for redemption, the founder warrants will be exercisable on a cashless basis; (iii) the founder warrants are not transferable or salable by our sponsor until after we have completed our initial business combination, except that our sponsor may distribute them to its members; and (iv) the holders of the founder warrants and the common stock underlying such founder warrants are entitled to registration rights with respect to such securities under an agreement dated May 30, 2007, which is an exhibit to the registration statement for our initial public offering. Immediately following the sale of the founder warrants, our sponsor distributed them to its members. All of such warrants will become worthless if the business combination or another qualifying business combination is not consummated by May 30, 2009 (as will the remainder of the public warrants). In addition, we will be issuing an additional 1.0 million warrants (each to acquire one share of our common stock), with substantially the same rights, privileges and limitations (together with 60,000 shares of Series A Preferred Stock and 40,000 shares of our common stock), to our sponsor in exchange for 1.1 million shares of our common stock upon their release from escrow six months after the closing.

        Our initial stockholders, other then Messrs. Pottinger, Prochaska and Francis P. Jenkins, III have agreed, subject to limited exceptions, that they will be personally liable, on a joint and several basis, to cover claims made by third parties, but only if, and to the extent, the claims reduce the amounts in the trust account available for payment to our public stockholders in the event of a liquidation and the claims are made by a vendor or service provider for services rendered, or products sold, to us or by a prospective acquisition target. Based on representations made to us by such initial stockholders, we currently believe that they are capable of funding a shortfall in the trust account to satisfy their foreseeable indemnification obligations. However, we have not asked them to reserve for such an eventuality. We cannot assure you that such initial stockholders will be able to satisfy those obligations or that the proceeds in the trust account will not be reduced by such claims. Further, such initial stockholders will not have any personal liability as to any claimed amounts owed to a third-party who executed a waiver (including a prospective acquisition target) or the underwriters of our initial public offering. The indemnification is set forth in the insider letter agreements dated as of May 24, 2007, which are exhibits to the registration statement for our initial public offering. We also have access to any funds available outside the trust account or released to us to fund working capital requirements with which to pay any such potential claims.

The Dissolution Proposal (Page 112)

        Pursuant to our certificate of incorporation, if we have not consummated the business combination, or another qualifying business combination by May 30, 2009, we must dissolve and liquidate the trust account. We have agreed that, if we seek approval from our stockholders to consummate a business combination within 90 days of that date, the proxy statement related to that business combination will contain a proposal whereby we will seek stockholder approval for our board of director's recommended plan of liquidation in the event that our stockholders do not approve the business combination. Because the business combination will be consummated within 90 days of May 30, 2009, if approved by our stockholders, this proxy statement includes the dissolution proposal, which will only be presented to our stockholders at the annual meeting if the adjournment proposal is presented at the annual meeting, but is not approved by our stockholders. The details of the dissolution proposal and our proposed plan of liquidation are described in the section entitled "Proposal No. 5. The Dissolution Proposal," beginning on page 112 of this proxy statement.

Material U.S. Federal Income Tax Consequences (Page 174)

        We believe that, for United States federal income tax purposes:

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  No gain or loss will be recognized by non-converting stockholders of our common stock in the transactions contemplated by the transaction agreement;

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  A stockholder who exercises conversion rights and effects a termination of the stockholder's interest in our common stock will be required to recognize a capital gain or loss upon the exchange of that stockholder's shares of our common stock for cash, if such shares were held as a capital asset on the date of the business combination, and such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder's shares of our common stock;

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  The receipt of the special dividend by a stockholder of our common stock will be a taxable dividend to the extent of our current or accumulated earnings and profits;

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  In the event that we obtain stockholder approval to dissolve, each stockholder will be required to recognize a capital gain or loss upon the receipt of the liquidating distribution from the Company, if such shares were held as a capital asset on the date of such distribution, and such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder's shares of our common stock.

Regulatory Approvals (Page 198)

        Consummation of the business combination and the transactions contemplated by the transaction agreement require that we and ED&F Man submit filings under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, which we refer to as the "HSR Act," and the expiration of the required waiting period thereunder. We and ED&F Man submitted the required filings and were granted early termination of the required waiting period in April 2009.

 Activities to Increase the Likelihood of Approval of the Business Combination

        Oppenheimer has assisted us with the preparation of stockholder presentations relating to the business combination. We have filed with the SEC presentations that were made to current and potential stockholders to inform them about Westway in hopes that they will vote to approve the business combination or purchase our securities in the public markets (which securities would then be voted to approve the business combination). Members of Westway's management team have been involved in giving the presentations about Westway to our stockholders and potential investors. Westway expects to engage Lazard Capital Markets LLC, which we refer to as "Lazard Capital Markets," to act as capital markets advisor in connection with the business combination. If engaged, Lazard Capital Markets will receive a fee from Westway upon consummation of the business combination. Neither we nor our consultants or affiliates (nor, to our knowledge, Oppenheimer or Lazard Capital Markets) have offered any stockholder any form of consideration for any stockholder's promise to approve the proposed business combination.

        ED&F Man has sponsored the ED&F Man 2009 Employee Trust, a trust organized under the law of Jersey, which we refer to as the "employee trust." ED&F Man is acting as settlor of the employee trust and the trustee is Trustcorp (Jersey) Limited, which we refer to as the "Jersey trustee." The employee trust was established to provide employees of ED&F Man and its affiliates who own ordinary shares of ED&F Man Holdings Limited, which we refer to as the "ED&F Man shares," with an opportunity to acquire shares of our common stock in exchange for some or all of their ED&F Man shares, and to increase the likelihood that the business combination would be approved by our stockholders at the annual meeting, by mutually agreeing with the Jersey trustee that the Jersey trustee would vote the IPO shares to be exchanged in favor of the business combination.

        There were approximately 370 employees of ED&F Man and its affiliates eligible to participate in the exchange, 47 of whom decided to do so. No other persons, including our current directors and officers, are participating or are eligible to participate in the exchange. All of the employees of ED&F Man and its affiliates eligible to participate in the exchange are stockholders of ED&F Man, which is an employee-owned company. Furthermore, other than Peter J. M. Harding, a director nominee, none of the employees of ED&F Man and its affiliates eligible to participate in the exchange will serve on our board of directors following the closing of the business combination. There is no relationship between the employee trust and us or our board of directors or management.

        As of the date hereof, the elections of eligible employees of ED&F Man and its affiliates to participate in the exchange amount to approximately $30.0 million, or 17.4% of the outstanding IPO shares (based on 28,750,000 IPO shares outstanding as of February 28, 2009). Based on these elections, an affiliate of ED&F Man, ED&F Man Holdings B.V., a company organized under the laws of The Netherlands, entered into a loan agreement with the Jersey trustee, under which the Jersey trustee drew down $30 million in cash. The Jersey trustee used this cash to purchase IPO shares through transactions in the open market with the assistance of Lazard Capital Markets LLC.

        The Jersey trustee and ED&F Man have mutually agreed that the Jersey trustee will vote the IPO shares the Jersey trustee acquired in favor of the business combination. At the closing of the business combination, the Jersey trustee will exchange the IPO shares it voted in favor of the business combination for a certain number of ED&F Man shares held by employees who have elected to participate in the exchange. The employees will be entitled to receive the special dividend with respect to the IPO shares they acquire.

        Purchases of IPO shares by the Jersey trustee may have decreased the number of IPO shares held by disinterested stockholders, thereby effectively decreasing the number of such shares that can influence the approval of the business combination. However, these purchases do not limit the ability of holders of IPO shares to receive cash for their IPO shares and, on the contrary, allow interested stockholders to receive cash in advance of the closing of the business combination. Alternatively, the holders of IPO shares can still vote against the business combination at the annual meeting and elect to convert their respective shares into cash.

Appraisal Rights

        Our stockholders do not have appraisal or dissenters' rights in connection with the business combination.

Date, Time and Place of Annual Meeting

        The annual meeting of our stockholders is scheduled to be held on Thursday, May 21, 2009, at 9:00 a.m., local time, at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, New York 10036, or at any postponement or adjournment thereof. A proposal to adjourn the annual meeting to a later date or dates may be presented, if necessary, to permit further solicitation and vote of proxies, if, based upon the tabulated vote at the time of the annual meeting, we have not obtained the necessary vote for the approval of the transaction agreement proposal, the certificate of incorporation amendment proposal or the election of directors proposal.

Voting Power; Record Date

        Only stockholders who were record holders of our common stock at the close of business on the record date, May 7, 2009, are entitled to vote at the annual meeting or any postponement or adjournment thereof. Each record holder of our common stock on the record date of the annual meeting is entitled to one vote for each share of common stock owned by that person at that time.

Quorum and Vote of our Stockholders

        A quorum of stockholders is necessary to hold a valid annual meeting. A quorum will be present if holders of at least a majority of the issued and outstanding shares entitled to vote are present in person or by proxy at the annual meeting.

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  Pursuant to our certificate of incorporation, the approval of the transaction agreement proposal will require the affirmative vote of the holders of a majority of the IPO shares voting on the transaction agreement proposal. There are 28,750,000 shares of our common stock outstanding as of the record date for the annual meeting, of which 23,000,000 are IPO shares. In addition, the business combination cannot be consummated if the holders of 40% or more of the IPO shares (9,200,000 shares or more) exercise their conversion rights. Adoption of this proposal is conditioned upon the approval of the certificate of incorporation amendment proposal.

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  The approval of the certificate of incorporation amendment proposal will require the affirmative vote of the holders of a majority of the outstanding shares of our common stock on the record date. Approval of this proposal is conditioned upon approval of the transaction agreement proposal.

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  The seven directors to be elected at the annual meeting as part of the election of directors proposal will be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy and entitled to vote. This means that the seven nominees who receive the largest number of votes cast "FOR" will be elected as directors. Votes may be cast "FOR" or "AGAINST" or may be withheld for each nominee. Approval of the election of directors proposal is conditioned upon approval of the transaction agreement proposal and the certificate of incorporation amendment proposal.

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  The approval of adjournment proposal will require the affirmative vote of the holders of a majority of the shares of our common stock represented in person or by proxy and entitled to vote thereon at the meeting. Approval of this proposal is not conditioned upon the approval of any other proposal. This proposal will not be presented at the annual meeting if the transaction agreement proposal, the certificate of incorporation amendment proposal and the election of directors proposal are each approved by our stockholders.

  •
  The approval of the dissolution proposal will require the affirmative vote of the holders of a majority of the outstanding shares of our common stock on the record date. This proposal will only be presented at the annual meeting if the adjournment proposal is presented at the annual meeting, but is not approved by our stockholders.

        An abstention will be disregarded for purposes of the transaction agreement proposal and will not count as either a vote "FOR" or a vote "AGAINST" that proposal. This is because our certificate of incorporation provides that approval of a business combination requires the affirmative vote of the holders of a majority of the IPO shares actually cast at the annual meeting. An abstention is not considered a vote cast. An abstention will also be disregarded for the election of directors proposal (under which the seven directors to be elected at the annual meeting will be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the annual meeting, as described above). An abstention, since it is not an affirmative vote in favor of a proposal, will, however, have the same effect as a vote "AGAINST" (1) the certificate of incorporation amendment proposal (approval of which requires the affirmative vote of the holders of a majority of the outstanding shares of our common stock on the record date), (2) the adjournment proposal (approval of which requires the affirmative vote of the holders of a majority of our common stock represented at the annual meeting and entitled to vote) and (3) the dissolution proposal (approval of which requires the affirmative vote of the holders of a majority of the outstanding shares of our common stock on the record date).

        A broker non-vote, while considered present for the purposes of establishing a quorum, will have the effect of a vote "AGAINST" the certificate of incorporation amendment proposal and the dissolution proposal, but will have no effect on the transaction agreement proposal (except that the adoption of the transaction agreement proposal is conditioned upon the approval of the certificate of incorporation amendment proposal), the election of directors proposal (except that the approval of the election of directors proposal is conditioned upon the approval of the certificate of incorporation amendment proposal) or the adjournment proposal. Please note that you cannot seek conversion of your shares, as described below, unless you affirmatively vote against the transaction agreement proposal.

 Recommendation of our Board of Directors

        The board of directors unanimously recommends that stockholders vote FOR the transaction agreement proposal, FOR the certificate of incorporation amendment proposal, FOR the election of the seven nominees listed in the election of directors proposal and, if presented, FOR the adjournment proposal and FOR the dissolution proposal.

Risk Factors (Page 31)

        IN EVALUATING THE TRANSACTION AGREEMENT PROPOSAL, THE CERTIFICATE OF INCORPORATION AMENDMENT PROPOSAL, THE ELECTION OF DIRECTORS PROPOSAL, THE ADJOURNMENT PROPOSAL AND THE DISSOLUTION PROPOSAL, YOU SHOULD CAREFULLY READ THIS PROXY STATEMENT AND SPECIFICALLY CONSIDER THE MATTERS DISCUSSED UNDER THE HEADING "RISK FACTORS."

SELECTED HISTORICAL FINANCIAL DATA AND SUMMARY UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

  Selected Historical and Unaudited Pro Forma Financial Information

        We are providing the following historical and unaudited pro forma financial information to aid you in your analysis of the financial aspects of the business combination and the other transactions related thereto. This information is only a summary and you should read it in conjunction with the historical financial information and more detailed financial information for Shermen and Westway provided elsewhere in this proxy statement.

  Information about EBITDA

        EBITDA, as used herein, is defined as income (loss) before net interest, which is defined as the aggregate of interest expense and interest income, income tax, and depreciation and amortization.

        EBITDA is presented below because it is an important supplemental measure of performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of businesses. Other companies may calculate EBITDA differently. EBITDA is not a measurement of financial performance under general accepted accounting principles in the United States, which we refer to as "U.S. GAAP," and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as an indicator of operating performance or any other measures of performance delivered in accordance with generally accepted accounting principles. Because EBITDA is calculated before recurring cash charges including interest expense and taxes, and is not adjusted for capital expenditures or other recurring cash requirements of the business, it should not be considered as a measure of discretionary cash available to invest in the growth of the business.

Westway Financial Data

        The table below provides selected financial data and other operating information as of and for the three fiscal years ended October 31, 2008, 2007 and 2006. We derived the selected financial data presented below for the three fiscal years ended October 31, 2008, 2007 and 2006 from the audited combined carve-out financial statements of Westway, as restated, as described in note 2 to those financial statements, which were audited by Ernst & Young LLP, an independent registered accounting firm, and are included in this proxy statement.

        The selected financial data as of October 31, 2005 and 2004 and for the years ended October 31, 2005 and 2004 are derived from unaudited combined carve-out financial statements. The financial data for the three month periods ended January 31, 2009 and 2008 are derived from unaudited combined carve-out financial statements. The unaudited combined carve-out financial statements include adjustments, consisting of normal recurring accruals, which Westway considers necessary for a fair presentation of the financial position and results of operations for these periods. You should read this selected financial data together with the financial statements and the notes to Westway's financial statements, as well as the management discussion and analysis of Westway's financial conditions and results of operations as of such dates and for such periods as contained elsewhere in this proxy statement.

        Operating results for the three months ended January 31, 2009 are not necessarily indicative of the results that may be expected for the entire year ending October 31, 2009. The data should be read in conjunction with the unaudited combined carve-out financial statements, related notes, and other financial information included herein.

 WESTWAY
SELECTED HISTORICAL FINANCIAL DATA
(US dollars in thousands)

	Three months ended January 31,		Year ended October 31,
	2009	2008	2008(1)	2007	2006	2005	2004
	(unaudited)	(unaudited)
Income Statement Data:
Total Revenues	$105,264	$97,941	$370,323	$292,501	$302,400	$284,616	$257,660
Cost of sales (restated)	(87,611)	(80,520)	(302,329)	(240,119)	(261,858)	(247,545)	(217,745)

Gross Profit (restated)	17,653	17,421	67,994	52,382	40,542	37,071	39,915
Selling, general and administrative (restated)	7,592	8,847	35,818	29,932	26,747	26,193	24,309

Income from operations	10,061	8,574	32,176	22,450	13,795	10,878	15,606
(Expense) / income from investments	(29)	(23)	(174)	67	279	340	323
Gain / (loss) on disposals of property, plant & equipment	(4)	1	6,875	4,184	1,238	(144)	895

Income before taxes	10,028	8,552	38,877	26,701	15,312	11,074	16,824
Income tax expense	(2,564)	(2,946)	(12,041)	(9,237)	(4,820)	(4,206)	(6,557)
Minority interest	(26)	12	131	98	—

Net income	$7,438	$5,618	$26,967	$17,562	$10,492	$6,868	$10,267

	Three months ended January 31,		Year ended October 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)	(unaudited)
Other Data:
Depreciation and amortization	3,637	3,694	15,258	15,077	14,503	14,366	12,703
Capital expenditures	8,593	8,122	34,974	28,934	19,158	16,489	11,235

	As of January 31,	As of October 31,
	2009	2008	2007	2006	2005	2004
	(unaudited)
Selected Balance Sheet Data:
Current assets	$69,794	$64,373	$48,477	$49,315	$56,773	$44,449
Property, plant and equipment	140,975	137,390	129,362	116,033	111,802	110,691
Total assets	220,825	211,744	187,554	172,735	175,505	161,519
Current liabilities	49,873	49,599	44,042	41,933	30,870	21,199
Long-term obligations	23,457	24,343	21,508	22,588	24,978	22,253
Total liabilities and minority interest	74,498	75,128	66,780	64,574	55,897	43,500
ED&F Man net invested capital	146,327	136,616	120,774	108,161	119,607	118,018

(1)
Restated for reclassification of plant operating costs (see note 2 to the Westway Financials).

	Three months ended January 31,		Year ended October 31,
	2009	2008	2008	2007	2006	2005	2004
Net Income to EBITDA Reconciliation:
Net income	$7,438	$5,618	$26,967	17,562	$10,492	$6,868	$10,267

Income tax expense	2,564	2,946	12,041	9,237	4,820	4,206	6,557
Depreciation and amortization	3,637	3,694	15,258	15,077	14,503	14,366	12,703
EBITDA	$13,639	$12,258	$54,266	$41,876	$29,815	$25,440	$29,527

Shermen Financial Data

        The table below provides selected financial data and other operating information as of March 31, 2009, for the three months ended March 31, 2009 and 2008, the years ended December 31, 2008 and 2007, the period from April 18, 2006 (the date of our inception) to December 31, 2006 and the period from April 18, 2006 (the date of our inception) to March 31, 2009. We derived the selected financial data presented below for the years ended December 31, 2008 and 2007 and the period from April 18, 2006 (the date of our inception) to December 31, 2006 from our audited financial statements, which were audited by Rothstein, Kass & Company, P.C. We derived the selected financial data presented below as of March 31, 2009 and for the three months ended March 31, 2009 and 2008 and for the period from April 18, 2006 (the date of our inception) to March 31, 2009 from our unaudited financial statements for such periods. You should read this selected financial data together with the financial statements and the notes to our financial statements for such periods as contained elsewhere in this proxy statement.

SHERMEN WSC ACQUISITION CORP.
SELECTED HISTORICAL FINANCIAL DATA
(US dollars in thousands)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Year Ended December 31, 2008	Year Ended December 31, 2007	Period from April 18, 2006 (inception) to December 31, 2006	Period from April 18, 2006 (inception) to March 31, 2009
Income Statement Data:
Revenue	$—	$—	$—	$—	$—	$—
Interest income	77	1,016	2,396	2,988	—	5,462
Formation and operating costs	(321)	(187)	(869)	(871)	(16)	(2,077)

Income before provision for income taxes	(244)	829	1,527	2,117	(16)	3,385
Provision for income taxes	127	(412)	(786)	(951)	—	(1,610)

Net income/(loss)	(117)	417	741	1,166	(16)	1,774

	As of
	March 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Balance Sheet Data:
Cash and cash equivalents	$66	$190	$161	$21
Total assets	139,053	139,377	139,182	479
Long-term obligations	3,312	3,312	3,312	—
Common stock subject to redemption, including deferred interest	54,971	55,067	55,097	—
Total stockholders equity	80,491	80,512	79,741	9

Summary Unaudited Pro Forma Financial Data

        The following summary unaudited pro forma condensed financial information should read in conjunction with the Unaudited Pro Forma Condensed Financial Information and related notes included elsewhere in this proxy statement. The pro forma information is based on Westway's and our historical financial statements after giving effect to the business combination and applying the estimates, assumptions and adjustments described in the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information. The unaudited pro forma condensed combined financial information gives effect to the business combination as if it had occurred on January 1, 2008.

        The acquisition will be accounted for under the purchase method of accounting. The purchase price allocation has not been finalized and is subject to change based upon recording actual transaction costs, finalization of working capital adjustments, and completion of appraisals of tangible and intangible assets of the acquired Westway business. The unaudited pro forma condensed combined financial information includes estimated adjustments to record assets acquired and liabilities assumed at their respective fair values and represents Westway's and our management's estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the acquisition is complete and after completion of a final analysis to determine the fair values of the tangible and identifiable intangible assets and liabilities as of the closing date. Accordingly, the final purchase accounting adjustments may be materially different from the pro forma adjustments presented in this proxy statement. Increases or decreases in the fair value of the net assets and liabilities compared to the information shown in this proxy statement may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of operations.

        The Summary Unaudited Pro Forma Condensed Combined Financial Information has been prepared assuming two different levels of approval by our stockholders. The business combination will not be approved if the holders of 40% or more of the IPO shares vote to exercise their conversion rights, regardless of whether the transaction agreement proposal is approved. The summary unaudited pro forma condensed financial statements have therefore been prepared based on the following two alternate assumptions: first, assuming maximum approval, that is, the assumption that none of our stockholders exercise their conversion rights, and second, assuming minimum approval, that is, the assumption holders of 39.99% of the IPO shares exercise their conversion rights.

        The Summary Unaudited Pro Forma Condensed Combined Financial Information is presented for illustrative purposes only and is not necessarily indicative of the result of operations or financial position that would have occurred had the business combination been consummated on the dates assumed, nor is the pro forma information intended to be indicative of our future results of operations.

 SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(US dollars in thousands, except per share data)

	Three months ended March 31, 2009		Year ended December 31, 2008
	Maximum Approval	Minimum Approval	Maximum Approval	Minimum Approval
Income Statement Data:
Total Revenues	105,264	105,264	370,323	370,323
Cost of Sales	(87,823)	(87,823)	(302,464)	(302,464)

Gross Profit	17,441	17,441	67,859	67,859
Selling, general and administrative expenses	7,913	7,913	36,687	36,687

Income from operations	9,528	9,528	31,172	31,172
Other (expense) / income	(4)	(4)	6,875	6,875
Interest expense	(63)	(685)	(259)	(2,711)

Income before taxes	9,461	8,839	37,788	35,336
Income tax expense	(4,600)	(4,441)	(14,060)	(13,300)

Net Income	4,861	4,398	23,728	22,036

Net (income)/loss attributable to non-controlling interest	(26)	(26)	131	131

Net income attributable to Shermen Stockholders	4,835	4,372	23,859	22,167
Dividend payable on Series A Convertible Preferred shares	(257)	(553)	(1,028)	(2,213)

Net income/expense applicable to equity interest holders	$4,578	$3,819	$22,831	$19,954
Basic and diluted earnings per share attributable to Series A Redeemable Convertible Preferred Stock	$0.12	$0.12	$0.54	$0.56
Basic and diluted earnings per share attributable to common share equivalents	$0.08	$0.08	$0.40	$0.42
Series A Redeemable Convertible Preferred Stock weighted average shares outstanding, basic and diluted	7,470	16,083	7,470	16,083
Common share equivalent weighted average shares outstanding, basic and diluted	56,609	47,004	56,609	47,004

	As of March 31, 2009
	Maximum Approval	Minimum Approval
Selected Balance Sheet Data:
Cash and cash equivalents	$—	$—
Total assets	455,366	459,712
Total debt	2,381	45,945
Total liabilities	118,786	162,350
Series A Convertible Preferred Stock	112,806	162,241
Total stockholders' equity	223,774	135,121

 COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE INFORMATION

        The following tables set forth certain historical per share data of our common stock and pro forma per share data of the combined operations of Westway and us after giving effect to the business combination. Historical per share data is not presented for Westway because Westway consists of the bulk liquid storage and liquid feed supplements business of the ED&F Man group and assets and liabilities related to the operation of the bulk liquid storage and liquid feed supplements businesses of the ED&F Man group and these businesses were not held in a single legal entity. The information included in the tables should be read in connection with the audited and unaudited financial statements of Shermen and Westway and the attached notes, and the unaudited pro forma condensed combined financial information and the attached notes included in this proxy statement. See "Unaudited Pro Forma Condensed Combined Financial Information" and "Financial Statements." The unaudited pro forma combined information below is for illustrative purposes only. We and Westway may have performed differently had they been combined previously. You should not rely on this information as being indicative of the historical results that would have been achieved had we and Westway always been combined or the future results we will experience after the business combination.

        The table has been prepared using two different assumed levels of approval of the business combination by our stockholders, as follows: (1) maximum approval, or no exercise of conversion rights; and (2) minimum approval, or approval that holders of 39.99% of the IPO shares exercise their conversion rights.

	For the three months ended	As of and for the year ended
	March 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Shermen—Historical:
Income (loss) per share
Basic	$(0.01)	$0.04	$0.06	$(0.01)
Diluted	$(0.01)	$0.03	$0.04	$(0.01)
Cash dividends declared per share	—	$—	$—	$—
Book value per share	$4.70	$4.71	$4.68	$(0.00)

	As of and for the three months ended
	March 31, 2009
	Maximum Approval	Minimum Approval
Pro Forma Combined:
Income per common share equivalent
Basic and diluted	$0.08	$0.08
Cash dividends declared per share	$—	$—
Book value per common share equivalent	$5.95	$6.33

RISK FACTORS

        You should carefully consider each of the following risks and all of the other information set forth elsewhere in this proxy statement and the annexes hereto. These risks and other factors may affect forward-looking statements, including those contained in this proxy statement or made by us elsewhere, such as in investor calls or conference presentations. Please also see the section entitled "Special Note Regarding Forward-Looking Statements" beginning on page 53 of this proxy statement.

        If any of the following risks or uncertainties develops into actual events, this could significantly and adversely affect our, Westway's and the combined company's business, prospects, financial condition and operating results. In that case, the trading price of our common stock could decline materially.

Risks Related to Our Business and Operations
Following the Business Combination

In connection with the business combination, the combined company will be entering into a revolving credit facility with ED&F Man as the lender. The indebtedness associated with this facility and any other indebtedness incurred to refinance such facility may restrict the combined company's operating flexibility, could adversely affect its financial health and could prevent it from fulfilling certain financial obligations.

        In connection with the business combination, the combined company will enter into a revolving credit facility with ED&F Man, which we refer to as the "revolving credit facility." The borrowings under this facility and any other indebtedness incurred to refinance such facility will be used primarily to assist the combined company in funding capital expenditures and working capital of the combined company. The indebtedness associated with these facilities could significantly affect the combined company's financial health and its ability to fulfill certain financial obligations. For example, a high level of indebtedness could:

  •
  make it more difficult to satisfy current and future debt obligations;

  •
  make it more difficult to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

  •
  require the combined company to dedicate a substantial portion of cash flows from operating activities to the payment of principal and interest on the indebtedness, thereby reducing the funds available for operations and other purposes, including investments in research and development, capital spending and acquisitions;

  •
  place the combined company at a competitive disadvantage to competitors who are not as leveraged; and

  •
  make the combined company vulnerable to interest rate fluctuations, if any indebtedness that bears interest at variable rates is incurred.

Any acquisition strategy and expansion programs require access to new capital. Tightened credit markets or more expensive capital could impair the combined company's ability to grow.

        Westway's business strategies include acquiring additional terminal, transportation and storage facilities and the expansion of its existing liquid storage capacity. Additional funds would be required to grow the business and implement these strategies. Any equity or debt financing used to raise such additional funds, if available at all, may not be on favorable terms. An inability to access the capital markets may result in a substantial increase in leverage and have a detrimental impact on the combined company's creditworthiness. If adequate financing cannot be obtained, these business strategies may not be able to be fully implemented, and the combined company's financial condition and results of operations could be adversely affected.

Westway's business is highly dependent on the ED&F Man group.

        Westway's liquid feed supplements business relies to a significant extent on the ED&F Man group as a supplier of the raw materials used as components of Westway's products and we intend that the combined company will continue sourcing a substantial proportion of these raw materials from them in the future. In the event that the combined company is unable to purchase these raw materials on favorable terms from the ED&F Man group, it may be unable to find suitable alternatives to meet its raw material needs, which could adversely affect its financial condition and results of operations.

        The ED&F Man group is also an important customer of Westway's bulk liquid storage business, and we expect that the combined company will derive a substantial portion of its revenue from this relationship for the foreseeable future. Events that adversely affect the business operations of the ED&F Man group could adversely affect the combined company's financial condition or results of operations. Therefore, the combined company will be indirectly subject to the business risks of the ED&F Man group, which are not always similar to the business risks the combined company will face. For example, a material increase in the price of petroleum, a material decline in demand for molasses, or a significant decrease in the ED&F Man group's ability to negotiate marketing contracts on favorable terms, could result in a material decline in the use of the combined company's liquid storage capacity at its bulk liquid storage facilities, which could cause the combined company's revenue and results of operations to decline. In addition, if the ED&F Man group is unable to meet its contractual commitments to the combined company for any reason, then the combined company's revenue and cash flow could decline.

The combined company will be reliant upon the revolving credit facility, which matures two years after the closing.

        In order to facilitate the transaction, we have agreed to enter into the revolving credit facility with ED&F Man substantially on the terms set forth in an annex to the transaction agreement at or prior to the closing. We anticipate that we will need to borrow from ED&F Man to fund capital expenditures and working capital of the combined company until we are able to refinance the revolving credit facility. If ED&F Man becomes limited in its ability to fund borrowings under the revolving credit facility, the combined company may not be able to obtain replacement financing on terms that are acceptable to the combined company or at all. The inability of the combined company to borrow funds for working capital and capital expenditures would adversely affect its financial condition and results of operations.

        In addition, under the transaction agreement, the combined company will be required to refinance or otherwise repay all amounts of principal and interest outstanding under the revolving credit facility as soon as practicable after the closing without regard to whether the indicative interest rates and fees provided for in any available replacement financing are as favorable to the combined company as those set forth in the revolving credit facility. If we fail to refinance or repay all such amounts by January 15, 2010, we will be required to pay to ED&F Man a closing fee of $1.5 million. The combined company may not be able to refinance the revolving credit facility on terms that are acceptable to the combined company or at all by January 15, 2010 or prior to the maturity date of the revolving credit facility 24 months after the closing. If we are unable to refinance the revolving credit facility, we will have to pay the $1.5 million fee to ED&F Man and, following the maturity of the revolving credit facility, may not be able to borrow funds to continue to finance our working capital and capital expenditures.

Westway's business involves many hazards and operational risks, including adverse weather conditions, which could result in substantial liabilities and increased operating costs.

        Westway's operations are subject to the many hazards inherent in the storage of liquid products, including, but not limited to:

  •
  leaks or accidental releases of products or other materials into the environment, whether as a result of human error or otherwise;

  •
  extreme weather conditions, such as hurricanes, tropical storms, and rough seas, which are common along the Gulf Coast;

  •
  explosions, fires, accidents, mechanical malfunctions, faulty measurement and other operating errors; and

  •
  acts of terrorism or vandalism.

        If any of these events were to occur, substantial losses could be incurred as a result of personal injury or loss of life, severe damage to and destruction of storage tanks, processing facilities and related property and equipment, and pollution or other environmental damage resulting in curtailment or suspension of related operations and potentially substantial unanticipated costs for the repair or replacement of property and environmental cleanup. In addition, if there are accidental releases or spills of products at the liquid storage facilities, the combined company could be faced with material third-party costs and liabilities, including those relating to claims for damages to property and persons. Furthermore, events like hurricanes can affect large geographical areas which could cause us to suffer additional costs and delays in connection with subsequent repairs and operations, because contractors and other resources are not available or are only available at substantially increased costs following widespread catastrophes.

The obligations of several of Westway's key customers under their liquid storage services agreements with Westway may be reduced or suspended in some circumstances, which could adversely affect the combined company's financial condition and results of operations.

        Westway's agreements with several of its significant customers, which we define as those third-party customers of Westway that account for 3% or more of the gross revenues of either the bulk liquid storage business or the liquid feed supplements business, of which there are approximately six and two, respectively, provide that, if any of a number of events, referred to as events of force majeure, occur and the event renders performance impossible with respect to a facility, usually for a specified minimum period of days, customer obligations would be temporarily suspended with respect to that facility. In that case, a significant customer's minimum revenue commitment may be reduced or the contract may be subject to termination. As a result, the combined company's revenue and results of operations could be adversely affected.

The completion of the business combination could result in disruptions to the combined company's business, loss of customers or contracts or other adverse effects.

        The completion of the business combination could cause disruptions, including potential loss of customers and other business partners, and have adverse effects on the combined company's business and operations. It is possible that Westway's existing customers and other business partners, in response to the completion of the business combination, could adversely change or terminate their relationships with the combined company following the business combination, which could have an adverse effect on the combined company's business. Prior to the completion of the business combination, ED&F Man and Westway will seek to obtain or cause to be obtained consents, authorizations or approvals relating to contracts from parties thereto in connection with port leases and commercial contracts, but there can be no assurance that they will be able to receive all such consents. The failure to obtain any such consents, authorizations or approvals could have an adverse effect on the combined company's financial condition and results of operations.

If one or more of Westway's significant customers do not continue to engage it to provide services after the expiration of those customers' current liquid storage services agreements with Westway and we are unable to secure comparable alternative arrangements, the combined company's financial condition and results of operations could be adversely affected.

        Westway's liquid storage services agreements with its customers ordinarily provide for terms of between 12 and 36 months. After the expiration of each of these liquid storage services agreements, the customers may elect not to continue to engage Westway to provide services. In addition, even if a significant customer does engage Westway, the terms of any renegotiated agreement may be less favorable than the agreement it replaces. In either case, the combined company may not be able to generate sufficient additional revenue from third parties to replace any shortfall in revenue or increase in costs. Additionally, substantial costs may be incurred if modifications to liquid storage facilities are required in order to attract substitute customers or provide alternative services. To the extent a significant customer does not extend or renew its liquid storage services agreement, if we extend or renew the liquid storage services agreement on less favorable terms or if substantial costs are incurred to attract substitute customers, the combined company's financial condition and results of operations could be adversely affected.

Competition from other businesses providing liquid storage that are able to supply Westway's significant customers with liquid storage capacity at a lower price could adversely affect the combined company's financial condition and results of operations.

        Westway faces competition from other liquid storage facilities that may be able to supply significant customers with integrated liquid storage services on a more competitive basis. Westway competes with multi-national, national and regional liquid storage companies, of widely varying sizes, financial resources and experience. The combined company's ability to compete could be harmed by factors beyond its control, including, but not limited to:

  •
  price competition from liquid storage and transportation companies, some of which are substantially larger than Westway and have greater financial resources and control substantially greater product storage capacity;

  •
  the perception that another company may provide better service; and

  •
  the availability of alternative supply points or supply points located closer to customers' operations.

        If the combined company is unable to compete with services offered by other enterprises, its financial condition and results of operations could be adversely affected.

Some of Westway's liquid storage facilities have been in service for many years, potentially resulting in increased maintenance or remediation expenditures, which could adversely affect the combined company's results of operations.

        Westway's liquid storage assets are generally long-lived assets. As a result, some of these assets have been in service for many years. The age and condition of these assets could result in increased maintenance or remediation expenditures. Any significant increase in these expenditures could adversely affect the combined company's financial condition, results of operations and cash flows.

The impact of environmental regulation on the combined company's liquid storage facilities could adversely affect its level of cash flow.

        Environmental regulation could result in increased operating and capital costs. Westway's business operations are subject to federal, state and local, and some foreign laws and regulations relating to environmental protection. For example, if an accidental leak, release or spill of chemicals or other products occurs from Westway's liquid storage facilities, the combined company could experience significant operational disruptions and may have to pay a significant amount to clean up the leak, release or spill or pay for government penalties, address natural resource damage, compensate for human exposure or property damage, or a combination of these measures. The resulting costs and liabilities could negatively affect the combined company's level of cash flow. The impact of U.S. Environmental Protection Agency standards or future environmental measures could increase costs significantly if environmental laws and regulations become stricter.

The availability, demand for and price of agricultural commodities and agricultural commodity products can be affected by weather, disease and other factors beyond our control.

        Weather conditions have historically caused volatility in the agricultural commodity industry and consequently in that segment of Westway's operating results related to liquid feed supplements, by causing crop failures or significantly reduced harvests, which can adversely affect the supply and pricing of the agricultural commodities that Westway sells and uses in its business, such as molasses, and negatively affect the creditworthiness of its customers and suppliers. The availability and price of agricultural commodities are also subject to other unpredictable factors, such as plantings, government farm programs and policies, demand from the biofuels industry, price volatility as a result of increased participation by non-commercial market participants in commodity markets and changes in global demand resulting from population growth and changes in standards of living. In addition, the supply and price of agricultural commodities can be affected by factors such as plant disease. Demand for liquid feed supplements can also be adversely affected by the outbreak of disease in livestock and poultry, as further described below under "—Westway is subject to animal feed industry risks." These factors could cause volatility in the agricultural commodity industry and, consequently, in the combined company's financial condition and results of operations.

Westway is subject to animal feed industry risks.

        Westway is subject to animal feed industry risks which include, but are not limited to, product spoilage or contamination, government regulation of the animal feed industry, including processing and labeling regulations, shifting customer preferences and concerns, including concerns regarding genetically modified organisms as well as other environmental concerns, and potential product liability claims. These matters could adversely affect the combined company's financial condition and results of operations.

        Westway's liquid feed supplements are used as ingredients in livestock and poultry feed, and as such, the combined company will be subject to demand risks associated with the outbreak of disease in livestock and poultry, including, but not limited to, mad-cow disease and avian influenza. The outbreak of disease could adversely affect demand for liquid feed supplements used in livestock and poultry feed. A decrease in demand for these liquid feed supplements could adversely affect the combined company's revenues and results of operation.

Westway's liquid feed supplements business is vulnerable to cyclicality in the agricultural commodities industry, highly dependent on agricultural commodity prices and susceptible to changes in raw material prices, which are subject to significant volatility and uncertainty.

        Westway's liquid feed supplements business is affected by variations in supply and processing capacity for the liquid feed supplements that it sells and the raw materials that it uses. These variations have resulted in cyclical fluctuations in the liquid feed supplements business' profitability. The price of liquid feed supplements is influenced by market demand, factors affecting crop yields, farmer planting and husbandry decisions and general economic, market and regulatory factors. The significance and relative effect of these factors on the price of liquid feed supplements is difficult to predict. Any factor that tends to negatively affect the demand for livestock and poultry, such as increased supply and cost, could decrease the price for liquid feed supplements and potentially harm the combined company's business. In addition, the combined company could also have difficulty, from time to time, in physically sourcing the raw materials for liquid feed supplements on economical terms due to supply shortages. Such a shortage could require the combined company to suspend operations until such raw materials are available at favorable economical terms, which could have an adverse effect on the combined company's business, financial condition and results of operations.

Government policies and regulations affecting the agricultural sector and related industries could adversely affect the combined company's financial condition and results of operations.

        Agricultural production and trade flows are significantly affected by government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on agricultural commodities and commodity products, can influence industry profitability, the planting of certain crops, or grazing of certain types of livestock, versus other uses of agricultural resources, whether unprocessed or processed commodity products are traded and the volume and types of imports and exports. In addition, international trade disputes can adversely affect agricultural commodity trade flows by limiting or disrupting trade between countries or regions. Future government policies could adversely affect the supply, demand for and prices of the combined company's products, restrict the ability to do business in existing and target markets and could cause a deterioration in the combined company's financial condition and results of operations.

The combined company will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 in a relatively short time frame.

        Westway, as part of a private company, has not been required to prepare or file periodic and other reports with the SEC under applicable federal securities laws, in order to comply with the requirements of the federal securities laws applicable to public companies, or to document and assess the effectiveness of its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Although we have maintained disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to our activities, we have not been required to establish and maintain such disclosure controls and procedures and internal controls over financial reporting as will be required of us after the business combination as a result of our becoming a public company that conducts substantial operations.

        Section 404 of the Sarbanes-Oxley Act of 2002 will require the combined company to document and test the effectiveness of our internal controls over financial reporting in accordance with an established control framework and to report on our management's conclusion as to the effectiveness of these internal controls over financial reporting with respect to the Westway business beginning with the fiscal year ending December 31, 2010. The combined company also must have an independent registered public accounting firm test the internal controls over financial reporting and report on the effectiveness of such controls. Any delays or difficulty in satisfying these requirements could adversely affect the combined company's future results of operations and our share price. The combined company could incur significant costs to comply with these requirements.

        We could in the future discover areas of internal control over financial reporting that need improvement. Further, we and our auditors may experience greater difficulty in establishing a system of internal control over financial reporting once we are an operating company. There can be no assurance that remedial measures will result in adequate internal control over financial reporting in the future. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation, could materially adversely affect our results of operations or could cause us to fail to meet its reporting obligations. If the combined company is unable to conclude that it has effective internal control over financial reporting, or if its auditors are unable to provide an unqualified report regarding the effectiveness of internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of its financial statements, which could result in a decrease in the value of its share price. In addition, failure to comply with Section 404 could potentially subject the combined company to sanctions or investigation by the SEC or other regulatory authorities.

Westway's business depends, in part, upon certain individuals who may not necessarily continue to be affiliated with us.

        The combined company will be dependent, in part, on the efforts of Westway's management team, including Messrs. Harding, Driggers and Shoemaker and the loss of services of one or more members of this team, each of whom has substantial experience in the bulk liquid storage and liquid feed supplements businesses, as applicable, could have an adverse effect on our business strategies and the growth and development of its business. If one or more members of this management team were no longer affiliated with the combined company, or if the combined company ceased to receive advisory services from them, its inability to recruit other employees of equivalent talent could have an adverse effect on its financial condition and results of operations. The combined company will not have employment contracts with any members of Westway's management team immediately following the business combination.

The unaudited pro forma condensed combined financial information is not necessarily an indication of our financial condition or results of operations following the business combination.

        The unaudited pro forma condensed combined financial statements contained in this proxy statement are not an indication of our financial condition or results of operations following the business combination. The unaudited pro forma condensed combined financial statements have been derived from our historical financial statements and those of Westway and many adjustments and assumptions have been made regarding the combined company after giving effect to the business combination. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. As a result, our actual financial condition and results of operations following the business combination may not be consistent with, or evident from, these pro forma financial statements.

Risks Related to the Business Combination

If the business combination is not completed, we may have insufficient time or funds to complete an alternate qualifying business combination and may be forced to liquidate. Holders of our common stock and warrants may incur losses.

        Pursuant to our certificate of incorporation, among other things, we must complete a business combination with a target business having a fair market value equal to at least 80% of our net assets at the time of acquisition within 18 months after the consummation of our initial public offering or within 24 months after the consummation of our initial public offering if a letter of intent, agreement in principle or a definitive agreement has been executed within 18 months of the consummation of the initial public offering and the business combination relating thereto has not yet been consummated within such 18-month period. Because we entered into the transaction agreement within the 18-month period, we have 24 months from the consummation of the initial public offering to complete a business transaction. The 24-month period expires on May 30, 2009. If we fail to consummate a qualifying business combination prior to that date, our officers will, in accordance with our certificate of incorporation, take all action necessary to dissolve Shermen and liquidate the trust account as soon as reasonably possible in accordance with a plan of liquidation, such as the one described in the section entitled "Proposal No. 5. The Dissolution Proposal," beginning on page 112 of this proxy statement. In any dissolution and liquidation, the amount held in the trust account, inclusive of any interest, plus any remaining net assets (subject to our obligations under Delaware law to provide for claims of creditors as described below), will be distributed on a pro rata basis to the holders of our common stock issued in our initial public offering. Certain of our officers and directors have waived their rights to participate in any liquidation distribution with respect to the shares that they acquired prior to our initial public offering.

        Neither we nor our board of directors have any present intention to propose, or seek stockholder approval of, any amendment or removal of the provisions in our certificate of incorporation that would require us to dissolve Shermen and liquidate the trust account if we do not consummate a business combination before May 30, 2009. However, our certificate of incorporation provides that we could amend these provisions if we were to obtain the approval of such amendments by the holders of at least 80% of our outstanding shares of common stock and the amendments specifically provide that stockholders who both vote against the amendment and elect to exercise their conversion rights would receive their pro rata share of the funds in the trust account upon the effectiveness of such amendment.

If holders of 40% or more of the IPO shares exercise their conversion rights, we may be forced to liquidate the trust account, stockholders may receive less than $6.00 per share and the warrants may expire and be worthless.

        Pursuant to our certificate of incorporation, if holders of 40% or more of the IPO shares exercise their conversion rights, we will not be able to consummate the business combination and may be forced to dissolve and liquidate the trust account. While we may pursue a business combination with another qualified target business, if we cannot consummate a business combination by May 30, 2009, we will be forced to dissolve and liquidate the trust account.

If we are forced to dissolve and liquidate the trust account, our stockholders could receive less than the per unit offering price of $6.00 in the initial public offering, and our warrants will expire and become worthless.

        If we are forced to dissolve and liquidate the trust account, our public stockholders could receive less than the per-unit offering price in our initial public offering of $6.00 and our warrants will expire and become worthless. In any dissolution and liquidation of the trust account, the net proceeds of our initial public offering held in the trust account, plus any interest earned thereon, minus $1,473,428 of interest which has been drawn for working capital purposes and taxes, will be distributed on a pro rata basis to the holders of the IPO shares. As of March 31, 2009, there was approximately $6.00 per share in the trust account, after accounting for taxes owing and our working capital draw.

        In addition, upon dissolution, third parties may bring claims against us. Although we have obtained waiver agreements from a number of vendors and service providers we have engaged and owe money to and prospective target businesses, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any funds held in the trust account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of these agreements. Accordingly, the proceeds of our initial public offering and the private placement of warrants with our sponsor held in trust could be subject to claims that could take priority over the claims of our public stockholders and the per-share liquidation price could be less than $6.00, plus interest (net of taxes payable), due to claims of such creditors or other entities.

        Upon our dissolution and liquidation of the trust account there would be no distribution with respect to our outstanding warrants and, accordingly, the warrants would expire and be worthless.

If the transaction agreement proposal, the certificate of incorporation amendment proposal and the election of directors proposal are not approved, and we do not consummate a business combination by May 30, 2009, and are therefore required to dissolve and liquidate the trust account, payments from the trust account to our stockholders could be delayed in the event that the dissolution proposal is not approved.

        In the event that we present the dissolution proposal to our stockholders and it is not approved, we would nonetheless continue to pursue stockholder approval for our dissolution. Pursuant to the terms of our certificate of incorporation, our powers following the expiration of the permitted time periods for consummating a business combination will automatically thereafter be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation of the trust account. The funds held in the trust account could not be distributed except upon our dissolution and, unless and until such approval were obtained from our stockholders, the funds held in the trust account would not be released. Consequently, holders of a majority of our outstanding common stock must approve our dissolution in order to receive the funds held in the trust account, and the funds would not be available for any other corporate purpose.

        These procedures, or a vote to reject this or any other plan of liquidation, could result in substantial delays in the liquidation of the trust account and pro rata distribution of the funds held in the trust account plus any of our remaining net assets to our stockholders as part of our plan of liquidation.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them in a dissolution.

        If we do not complete a qualifying business combination by May 30, 2009 and our stockholders have approved the dissolution proposal, we will proceed with our proposed plan of liquidation. Under Sections 280 through 282 of the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution and liquidation of the trust account. If we comply with procedures intended to ensure that we make reasonable provision for all claims against us, including a 60-day notice period during which any third-party claims can be brought against us, a 90-day period during which we may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder's pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred with respect to any suit not instituted prior to the third anniversary of the dissolution or such later date as the Court of Chancery of Delaware shall, in its discretion, direct. Although we are seeking stockholder approval to liquidate the trust account and distribute a pro rata amount of the funds held therein plus any of our remaining net assets to holders of our IPO shares as part of our plan of liquidation, we do not intend to comply with those notice and waiting period procedures. In the event that our stockholders approve the plan of liquidation and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received a return of funds could be liable for claims made by creditors. Those stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any liability of our stockholders could extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our stockholders amounts owed to those third parties by us.

We may have insufficient resources to cover our operating expenses and the expenses of consummating the business combination.

        We reserved approximately $115,000 from the proceeds of our initial public offering and the private placement of warrants with our sponsor, and receive one half of the interest earned on the trust account, net of taxes, up to a total of $1.5 million to cover our operating expenses until May 30, 2009, and to cover the expenses incurred in connection with a business combination. We expect to spend approximately $8.9 million on fees and expenses in connection with the business combination, most of which are contingent upon the consummation of the business combination. These estimates may prove inaccurate. Currently we do not have any cash available to us outside of the trust account. If we do not have sufficient proceeds available to fund our expenses, we may be forced to obtain additional financing, either from our initial stockholders, our sponsor, our directors and officers or from third parties. We may not be able to obtain additional financing, and our initial stockholders, our sponsor, our directors and officers are not obligated to provide any additional financing to us. If we do not have sufficient funds and are unable to obtain additional financing, we may be forced to liquidate the trust account prior to consummating the business combination.

Public stockholders who vote against the business combination will forfeit their conversion rights if they do not comply with the required conversion procedures in a timely manner.

        In order to convert shares of our common stock into the right to receive a pro rata portion (based on the number of IPO shares) of the funds in the trust account, our public stockholders, in addition to voting against the business combination, must also affirmatively exercise their conversion rights prior to the time the business combination is voted upon by our stockholders. To exercise these conversion rights, stockholders must instruct their brokers to electronically tender their shares to our transfer agent using the facilities of the Depositary Trust Company (or, in the case of a stockholder that previously requested and received a physical certificate, to surrender such physical certificate to the transfer agent), accompanied by a letter of instruction, and must comply with such other procedures as we may reasonably establish, by 5:00 P.M., Eastern Daylight Time, on the business day immediately preceding the date of the stockholders meeting held to vote on the business combination. Our public stockholders eligible to convert their shares who fail to comply with the required conversion procedures will forfeit their right to receive the conversion price.

We expect to incur significant costs associated with the business combination, whether or not the business combination is completed, which will reduce the amount of cash otherwise available for other corporate purposes.

        We expect to incur significant costs associated with the business combination, whether or not the business combination is completed. These costs will reduce the amount of cash otherwise available for other corporate purposes. We expect to spend approximately $8.9 million on fees and expenses in connection with the business combination, most of which are contingent upon the consummation of the business combination. There is no assurance that the actual costs will be within our estimates. There is no assurance that the significant costs associated with the business combination will prove to be justified in light of the benefit ultimately realized.

Our available funds will be reduced to the extent holders of the IPO shares exercise their conversion rights. A reduction in these funds could adversely affect the combined company's business and future operations.

        Pursuant to our certificate of incorporation, holders of IPO shares may demand that we convert their shares into the right to receive a pro rata portion (based on the number of IPO shares) of the funds held in the trust account, calculated as of two business days prior to the anticipated consummation of the business combination. We cannot consummate the business combination if holders of 40% or more of the IPO shares exercise these conversion rights. Based upon the amount of the funds in the trust account as of January 31, 2009, if none of our stockholders elect to convert their IPO shares, the trust account will contain approximately $138.0 million at the closing. If any of our stockholders elect to exercise their conversion rights, this amount will be reduced by the amount of any disbursements made to those stockholders. For instance, if the holders of 39.99% of the IPO shares exercise their conversion rights, we would be required to disburse approximately $55.2 million to those stockholders, and the trust account would contain approximately $82.9 million at the closing (based on the amount of the funds in the trust account as of March 31, 2009). In such an event, we would have fewer funds available for our business and future operations, and would need to draw on our financing to pay a portion of the purchase price to ED&F Man, which could adversely affect the combined company's business and future operations.

Our initial stockholders are liable if proceeds of the trust account are reduced by claims in the event the business combination is not consummated. This liability may have influenced their decision to approve the business combination.

        Our initial stockholders, other than Messrs. Pottinger, Prochaska and Francis P. Jenkins, III, have agreed, subject to limited exceptions, that they will be personally liable, on a joint and several basis, to cover claims made by third parties, but only if, and to the extent, the claims reduce the amounts in the trust account available for payment to our stockholders in the event of a dissolution and liquidation of the trust account and the claims are made by a vendor or service provider for services rendered, or products sold, by us or a prospective acquisition target. However, these stockholders will not have any personal liability as to any claimed amounts owed to a third-party who executed a waiver (including a prospective acquisition target). If we consummate a business combination, on the other hand, these stockholders will not be liable for all such claims. The personal and financial interests of our initial stockholders may influence their motivations in consummating the business combination.

Our current directors either directly or beneficially own shares of common stock and warrants and have other interests in the business combination that are different from and in addition to yours.

        In our initial public offering in May 2007, our initial stockholders purchased 23.0 million units, each unit consisting of one share of our common stock and two warrants, each to acquire one share of our common stock at an exercise price of $5.00 each, for an aggregate purchase price of $138.0 million, including proceeds from the exercise of the underwriters' over-allotment option.

        In a private placement concurrent with our initial public offering, our sponsor purchased an aggregate of approximately 5.2 million founder warrants at a purchase price of $0.70 per warrant (for a purchase price of approximately $3.7 million in the aggregate) which were distributed to its members, including some of our current directors. In light of the amount of consideration paid, the members of our board of directors will likely benefit from the consummation of the business combination, even if the business combination causes the market price of our securities to significantly decrease.

        Furthermore, the approximately $3.7 million purchase price for the approximately 5.2 million founder warrants, many of which are beneficially owned by a number of our executive officers and directors, will be included in the funds that are distributed to our public stockholders in the event of our dissolution and liquidation of the trust account. This may influence their motivation for promoting the business combination and/or soliciting proxies for the approval of the transaction agreement proposal. Our initial stockholders' common stock and warrants had an aggregate market value (without taking into account any discount due to the restricted nature of such securities) of $34.9 million based on the closing sale price of our common stock on the Over-the-Counter Bulletin Board on May 7, 2009, the record date for the annual meeting. These securities are subject to lock-up agreements and, subject to limited exceptions, the common stock may not be sold, assigned or transferred until at least six months after we consummate a business combination. In addition, our initial stockholders have waived any rights to receive any liquidation proceeds that may be distributed upon our dissolution and the liquidation of the trust account in respect of shares they acquired prior to our initial public offering. Therefore, if the business combination is not approved and we are required to commence proceedings to dissolve and liquidate the trust account, the shares and warrants held directly or beneficially by our initial stockholders will be worthless.

        In particular, in considering the recommendation of our board of directors elsewhere in this proxy statement to vote "FOR" the transaction agreement proposal, you should also be aware that if the business combination is not approved and we fail to consummate a business combination with another qualified target business within the time allotted, the shares of common stock issued prior to our initial public offering and warrants held by our sponsor will be worthless because our directors are not entitled to receive any of the net proceeds of our initial public offering that may be distributed upon our dissolution and the liquidation of the trust account (except with respect to shares purchased in the open market). Our initial stockholders acquired our shares of common stock prior to our initial public offering at a price per share of $0.005. Our initial stockholders will therefore also benefit if the business combination is approved. For example, based upon the price of our common stock and warrants on May 7, 2009, the record date for the annual meeting, the common stock and the warrants purchased by our initial stockholders prior to or concurrently with our initial public offering in the aggregate would be worth $34.9 million upon consummation of the business combination and the unrealized profit from these units and warrants would be $31.2 million.

Activities taken by our existing stockholders or ED&F Man and its affiliates to increase the likelihood of approval of the business combination and other proposals could decrease the number of IPO shares held by disinterested stockholders and have a depressive effect on the value of our common stock.

        At any time prior to the annual meeting, during a period when they are not then aware of any material non-public information regarding us or our securities (which would include a period of negotiation of terms of a repurchase agreement or other arrangement for purchases of a significant number of our securities), our initial stockholders, our sponsor and/or their respective affiliates may purchase shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire shares of our common stock and vote the acquired shares in favor of the business combination. While, in general, ED&F Man has agreed that it and its affiliates will not engage in purchases of common stock, we have agreed with ED&F Man that the Jersey trustee may purchase up to $30.0 million of our common stock, which it will vote in favor of the business combination. The Jersey trustee will exchange such shares with certain ED&F Man employees for ED&F Man shares upon consummation of the business combination. There were approximately 370 employees of ED&F Man and its affiliates eligible to participate in the exchange, 47 of whom decided to do so. No other persons, including the employees of Shermen, are participating or are eligible to participate in the exchange. All of the employees of ED&F Man and its affiliates eligible to participate in the exchange are stockholders of ED&F Man, an employee-owned company. One of the purposes of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that holders of a majority of the IPO shares voting at the annual meeting vote in favor of the transaction agreement proposal and that holders of less than 40% of the IPO shares exercise their conversion rights where it appears that such requirements would otherwise not be met. Entering into any such arrangements may decrease the number of IPO shares held by disinterested stockholders, thereby effectively decreasing the number of such shares that can influence the approval of the business combination. In addition, individuals associated with, or business partners of, ED&F Man may purchase our common stock. Such arrangements may have a depressive effect on the value of our common stock.

Investors evaluating the proposals described in this proxy statement will not have, prior to the annual meeting, complete information relating to compensation arrangements for the officers, directors and employees of the combined company.

        Significant compensation decisions will be made by our board of directors and compensation committee after the business combination. While it is generally anticipated that Westway's current officers and employees will continue in the same or substantially the same capacities with the combined company after the business combination, none of them has entered into or is entering into an employment agreement in connection with the business combination. Accordingly, their compensation arrangements will be subject to review and change from time to time, including in the near term, by our board of directors and its compensation committee following the business combination. Although the board of directors and compensation committee will have a fiduciary duty to make fair and reasonable compensation decisions, future compensation arrangements cannot be currently quantified and, therefore, investors must recognize the presently indeterminate nature of this factor in their economic analysis of the business combination and the related proposals discussed in this proxy statement.

Our issuance of preferred stock could adversely affect our common stockholders.

        If the certificate of incorporation amendment proposal is approved at the annual meeting, our certificate of incorporation will be amended and restated to authorize the issuance of additional shares of preferred stock with such designations, preferences and relative, participating, optional or special rights and such qualifications, limitations or restrictions as may be determined from time to time by our board of directors. Accordingly, our board of directors will be empowered, without stockholder approval (other than the approval rights of ED&F Man and its affiliates described below under "Proposal No. 2 The Certificate of Incorporation Amendment Proposal" and "Other Agreements and Documents—Stockholder's Agreement"), to issue greater amounts of preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the relative voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be used as a method of discouraging, delaying or preventing a change in control of the combined company, which could have the effect of discouraging bids for the combined company and thereby potentially prevent stockholders from receiving the maximum value for their shares. Our board of directors is currently authorized to issue 1,000,000 shares of preferred stock. If the certificate of incorporation amendment proposal is approved at the annual meeting, 30,000,000 shares of preferred stock will be designated as Series A Preferred Stock, which we refer to as the "Series A Preferred Stock", and there will be an additional 10,000,000 shares of preferred stock available for designation.

Our outstanding warrants may be exercised in the future, which would increase the number of shares of our common stock eligible for future resale in the public market and result in dilution to our stockholders.

        In connection with our initial public offering, we issued 46.0 million warrants as components of the units. We also sold a total of approximately 5.2 million founder warrants to a number of our directors and officers through our sponsor in a private placement concurrently with the initial public offering. These warrants likely will be exercised only if the exercise price is below the market price of our common stock. To the extent such warrants are exercised, additional shares of our common stock will be issued, which will result in dilution to our stockholders and will increase the number of shares of common stock eligible for resale in the public market. Sales of such shares of common stock in the public market could adversely affect the market price of our common stock.

A substantial number of shares of our common stock and preferred stock, which will be convertible into shares of our common stock, will be issued in connection with the business combination. If these shares are subsequently registered and become eligible for future resale in the public market after the business combination such action may result in substantial dilution and could have an adverse effect on the market price of our common stock.

        At the closing, we will issue up to approximately 24.3 million shares of our common stock and 7.4 million shares of our Series A Preferred Stock (which will be convertible into shares of our common stock), excluding those shares deposited into escrow, and excluding those shares of our sponsor to be held in escrow, in each case pending the combined company's achievement of the earnings or share price targets described elsewhere in this proxy statement. Upon consummation of the business combination, there will be 49,138,614 shares of our common stock outstanding, excluding those shares of our sponsor held in escrow and subject to performance targets and those shares of our sponsor being exchanged for warrants and shares of our Series A Preferred Stock, assuming no exercise of conversion rights by our public stockholders, and warrants outstanding to purchase an additional 52,214,286 of our shares of common stock. Immediately after giving effect to the business combination, and excluding shares issuable upon the exercise of outstanding warrants, ED&F Man and its affiliates will, collectively, own 49.5% of our outstanding common stock and our existing stockholders will own 50.5% of our outstanding common stock.

        In addition, upon consummation of the business combination, we will be delivering to an escrow agent for deposit into an escrow account approximately 12.2 million shares of our Series A Preferred Stock, issued to ED&F Man, as part of the consideration for the business combination. These escrowed shares will be released to ED&F Man only upon the achievement by the combined company of the earnings or share price targets described in the section entitled "Other Agreements and Documents—Stock Escrow Agreement," beginning on page 220 of this proxy statement. Subject to conditions set forth in our proposed amended and restated certificate of incorporation, these shares of Series A Preferred Stock will be convertible into shares of our common stock.

        Six months after the closing, 1,815,000 shares of common stock and warrants to purchase 1.0 million shares of our common stock and 60,000 shares of Series A Preferred Stock issued in exchange for 1,060,000 shares of our common stock which had been held in escrow will be released to our sponsor. In addition, up to 2,875,000 shares of our common stock purchased by our sponsor prior to our initial public offering, but held in escrow, will be released to our sponsor from escrow if the combined company achieves the earnings or share price performance targets referred to above.

        As of the date of this proxy statement, there were 28,750,000 shares of our common stock issued and outstanding. As a result of the dilutive effect of the issuance of our common stock and preferred stock in the business combination, for purposes of illustration, a stockholder who owned 10% of our outstanding shares of common stock on December 31, 2008, would own approximately:

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  5.1% of the outstanding shares of our common stock immediately following the closing, assuming no exercise by the holders of the IPO shares of their conversion rights in connection with the business combination, and excluding those shares of our common and preferred stock held in escrow;

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  4.0% of the outstanding shares of our common stock immediately following the closing, assuming no exercise by the holders of the IPO shares of their conversion rights in connection with the business combination, and including those shares of our common and preferred stock held in escrow;

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  6.1% of the outstanding shares of our common stock immediately following the closing, assuming the exercise by the holders of 39.99% of the IPO shares of their conversion rights in connection with the business combination, and excluding those shares of our common and preferred stock held in escrow; and

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  4.6% of the outstanding shares of our common stock immediately following the closing, assuming the exercise by the holders of 39.99% of the IPO shares of their conversion rights in connection with the business combination, and including those shares of our common and preferred stock held in escrow

        The above calculations assume full conversion of any shares of preferred stock issued to ED&F Man, including, as applicable, any shares of preferred stock held in escrow, and also assume no exercise of our outstanding warrants and no issuance of additional shares.

        The shares issued to ED&F Man will be restricted and ED&F Man will not be able to transfer any of its shares of Series A Preferred Stock until 18 months after the closing and, in the case of the shares of Series A Preferred Stock held in escrow, until such shares are released to ED&F Man upon the achievement by the combined company of the earnings or share price targets described in the section entitled "Other Agreements and Documents—Stock Escrow Agreement," beginning on page 220 of this proxy statement. In addition, because ED&F Man's shares of common stock and Series A Preferred Stock will constitute "restricted stock," they will be unable to be resold in the public market unless they are registered with the SEC, or are sold under an exemption from the SEC's registration requirements.

        However, a registration rights agreement to be entered into as a condition to the consummation of the business combination will provide for registration rights with respect to those of our equity securities held by ED&F Man and the participating employees. From and after the date that is 18 months after the closing date, ED&F Man will have the right to demand in writing that we register the public sale by ED&F Man of all or a portion of the shares of our common stock owned by ED&F Man and shares of our common stock into which shares of Series A Preferred Stock owned by ED&F Man are convertible, subject to customary limitations. ED&F Man may demand up to four long-form registrations and an unlimited number of short-form registrations. The minimum amount of the securities required to be registered must equal at least 10% of our issued and outstanding common stock (calculated on an as-converted basis) for both long- and short-form registrations, subject to customary limitations. Promptly after receiving a request for short-form registration from ED&F Man, we will notify the participating employees of such request and, if so requested, also use best efforts to register any common stock owned by any participating employees. In addition, as soon as the registration rights agreement is executed, the participating employees will be deemed to have requested that we register the public sale of the shares of our common stock owned by them pursuant to a registration statement on Form S-3 once we have met the requirements of Form S-3. The 18-month period that must elapse before ED&F Man may make a written demand for registration, as described above, does not apply to this registration request from the participating employees. Please see the section entitled "Other Agreements and Documents—Registration Rights Agreement" beginning on page 224 of this proxy statement.

        Additionally, whenever we propose to register any of our securities under the Securities Act and the method we select would permit the registration of registrable securities, ED&F Man and the participating employees will have the right to request the inclusion of their registrable securities in that registration. The sale of these shares of common stock in the public market upon exercise of the registration rights described above could adversely affect the market price of the combined company's common stock or impact the combined company's ability to raise additional equity capital.

        In addition, while ED&F Man will be prohibited from converting shares of Series A Preferred Stock into shares of common stock if and to the extent that such conversion would result in ED&F Man and its affiliates collectively owning more than 49.5% of our outstanding common stock, this prohibition will not apply to any unaffiliated entity that purchases shares of Series A Preferred Stock from ED&F Man or its affiliates.

        Additionally, upon consummation of the business combination and the issuance of shares of our common stock to ED&F Man in connection with the business combination, our public stockholders will incur immediate dilution in the net tangible book value of common stock held immediately prior to the business combination.

Following the business combination, we may issue additional equity securities which may dilute your interest in the combined company.

        In order to expand the combined company's business, we may consider offering and issuing additional equity-linked securities. Holders of the combined company's securities may experience a dilution in the net tangible book value per share held by them if this occurs. The number of shares that we may issue for cash without stockholder approval will be limited by the rules of the exchange on which our securities are listed. However, there are generally exceptions which allow companies to issue a limited number of equity securities which could dilute your ownership.

An active market for our common stock may not develop.

        Our common stock is currently listed on the Over-the-Counter Bulletin Board and trades under the symbol "SACQ." In connection with the business combination, we intend to apply for listing of our shares on Nasdaq. However, we cannot assure you a regular trading market of our shares will develop on Nasdaq or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our shares will develop or be maintained, the liquidity of any trading market, your ability to sell your shares when desired, or at all, or the prices that you may obtain for your shares.

The value of our common stock and warrants may be adversely affected by market volatility.

        Even if an active trading market develops, the market price of our shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our shares may fluctuate and cause significant price variations to occur. If the market price of our shares declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. We cannot assure you that the market price of our shares will not fluctuate or decline significantly in the future. Some of the factors that could adversely affect the market price of our shares or result in fluctuations in the price or trading volume of our shares include:

  •
  variations in our quarterly operating results or dividends;

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  failure to meet analysts' earnings estimates or failure to meet, or the lowering of, our own earnings guidance;

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  publication of research reports about us or the agriculture industry or the failure of securities analysts to cover our shares following the consummation the business combination;

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  departures of key Westway personnel;

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  adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

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  actions by stockholders;

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  changes in market valuations of similar companies;

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  speculation in the press or investment community;

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  changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters;

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  adverse publicity about the agriculture industry generally or individual scandals, specifically;

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  fluctuations for reasons unrelated to the agriculture business or our results of operations (for example, we believe some investors closely link the performance of commodity-related stocks with the stocks of agriculture-related companies); and

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  general market and economic conditions.

If our application for the listing of our Class A Common Stock on Nasdaq is not approved, or if we subsequently list our shares on Nasdaq and Nasdaq delists our securities from quotation on its exchange, our investors' ability to make transactions in our securities could be limited and we may be subject to additional trading restrictions.

        We may not be able to meet Nasdaq's initial listing requirements. Even if our application is accepted and our common stock is so listed, we may be unable to maintain the listing of our shares in the future.

        Nasdaq's listing standards will require us to have, at a minimum:

  •
  stockholders' equity of at least $4.0 million;

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  a market value of publicly held shares of at least $5.0 million;

  •
  net income from continuing operations of at least $750,000 in the combined company's most recently completed fiscal year or in two of the last three most recently completed fiscal years;

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  at least 1.0 million publicly held shares;

  •
  a minimum bid price of $4 per share;

  •
  at least 300 round lot stockholders;

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  at least three market makers; and

  •
  sufficient corporate governance functions.

        We currently anticipate that we will meet each of these listing standards upon the consummation of the business combination, except for the requirement that we have at least 300 round lot stockholders.

        If our application for the listing of our Class A Common Stock is not approved, or if Nasdaq were to delist our securities from trading on its exchange, we could face significant material adverse consequences, including:

  •
  a limited availability of market quotations for our securities;

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  reduced liquidity with respect to our securities;

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  a limited amount of news and analyst coverage for the combined company; and

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  a decreased ability for us to issue additional securities or obtain additional financing in the future.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding that investor from being able to exercise his, her or its warrants and causing those warrants to be practically worthless.

        No warrant will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, we have a registration statement under the Securities Act of 1933, as amended, which we refer to as the "Securities Act," relating to the common stock issuable upon exercise of the warrant and a current prospectus relating to that common stock, and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement governing the terms of our warrants, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so, and if we do not maintain a current prospectus related to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise, whether by net cash settlement or otherwise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless. Notwithstanding the foregoing, the insider warrants purchased by our initial stockholders simultaneously with the consummation of our initial public offering may be exercisable for unregistered shares of common stock even if the prospectus relating to the common stock issuable upon exercise of the warrants is not current.

Our stock ownership after the business combination will be highly concentrated, with ED&F Man and its affiliates owning 49.5% of our outstanding common stock. This level of ownership, combined with other rights being granted to ED&F Man at the closing, will allow it to significantly influence our affairs going forward. ED&F Man will also be the lender under the combined company's revolving credit facility.

        Immediately after the business combination is consummated, ED&F Man and its affiliates will own 49.5% of our common stock. In addition, ED&F Man will initially be entitled to elect three of the seven members of our board of directors, allowing it to have a significant impact on the determination of our corporate and management policies, including any potential acquisitions, asset sales and other significant corporate transactions. We will also enter into a stockholder's agreement with ED&F Man, which will provide ED&F Man, so long as it and its affiliated entities collectively own more than a specified percentage of our outstanding common stock (assuming conversion of the Series A Preferred Stock held by ED&F Man and its affiliates into shares of our common stock), informational and veto rights regarding our operations and activities. Please see the section entitled "Other Agreements and Documents—Stockholder's Agreement," beginning on page 222 of this proxy statement.

        As a result, ED&F Man will have the voting power to significantly influence our policies, business and affairs and will also have the ability to influence the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration in control may decrease the ability of our other stockholders to influence our affairs, and may have the effect of delaying, deterring or preventing a change of control that otherwise could result in a premium in the price of our common stock.

        In order to facilitate the consummation of the business combination, ED&F Man will be providing the revolving credit facility in the aggregate principal amount of up to $100 million. The revolving credit facility matures in 24 months after the closing and the combined company would be required to pay a fee of $1.5 million if it does not refinance the revolving credit facility on or before January 15, 2010. The agreements governing the revolving credit facility will include affirmative and negative covenants customary for credit facilities of this type, some of which may significantly restrict the operation of the business by the combined company unless it is able to obtain the consent of ED&F Man for the waiver of one or more of such covenants. Please see the section entitled "The Transaction Agreement—Revolving Credit Facility," beginning on page 212 of this proxy statement.

        The interests of ED&F Man may not coincide with the interests of other holders of our common stock. The ED&F Man group is the largest supplier to the liquid feed supplements business and the largest customer of the bulk liquid storage business. While the proposed amended and restated certificate of incorporation contains provisions on interested transactions designed to minimize conflicts, ED&F Man may have a view on our strategies and policies that is different from that of our other stockholders.

The proposed amended and restated certificate of incorporation, which will set forth the respective rights, preferences and limitations of the shares of our common and preferred stock following the business combination, would grant the holders of our Series A Preferred Stock rights, which could limit our ability to take specified actions, including the payment of dividends to holders of our common stock.

        Following the business combination, the respective rights, preferences and limitations of the different classes of our common and preferred stock will be governed by the proposed amended and restated certificate of incorporation. Certain of the rights to be granted to the holders of our Series A Preferred Stock could limit our ability to take specified corporate actions. For instance, in the event that holders of shares of Series A Preferred Stock have not received a quarterly dividend owed on these shares, we would be prohibited from declaring or paying dividends to the holders of our common stock, until such quarterly dividend is paid.

        In addition, while the holders of Series A Preferred Stock are not generally entitled to vote on matters submitted to a vote of holders of shares of our common stock, such holders, voting as a single and separate class, will have the right to approve, among other things, our ability to:

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  amend, alter or repeal any provision of our certificate of incorporation or by-laws (by any means, including by merger, consolidation, reclassification or otherwise) so as to, or in a manner that would, adversely affect the preferences, rights, privileges or powers of the holders of our Series A Preferred Stock or in a manner inconsistent with the stockholder's agreement to be entered into at closing by us and ED&F Man;

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  reclassify any common stock or any other security junior to the Series A Preferred Stock into shares or other securities having any preference or priority as to payment of dividends, or the distribution of assets or profits superior to, or on parity with, any such preference or priority of the shares of our Series A Preferred Stock;

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  create, increase the number of authorized shares of or issue, or obligate ourselves to issue, any class of equity securities or series of preferred stock, including any security convertible into or exchangeable or exercisable for any equity security, having any preference or priority superior to or on parity with the Series A Preferred Stock;

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  increase the number of authorized shares of preferred stock or Series A Preferred Stock;

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  conduct an offer to repurchase shares of our common stock, other than the repurchase or redemption of warrants to purchase shares of Class A Common Stock (other than from our sponsor or any our officers or directors) for an aggregate purchase price not greater than $15.0 million; or

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  sell, convey, or otherwise dispose of or encumber all, or substantially all, of our assets, or enter into a transaction resulting in our acquisition by another person (except for any such transaction after which our stockholders would own more than half of the voting securities of the surviving entity or its parent and that would not entail a change in our certificate of incorporation or bylaws subject that would require the consent of the holders of the Series A Preferred Stock).

Following the consummation of the business combination, our amended and restated certificate of incorporation will provide that the holders of our Class A Common Stock will be entitled to elect four members of our board of directors in three classes. This partial classification of our board of directors may make it more difficult to change our management or effect a change in control.

        Pursuant to our proposed amended and restated certificate of incorporation, following the consummation of the business combination, the holders of our Class A Common Stock will be entitled to elect four of the seven members of our board of directors in three classes. Messrs. Francis Jenkins, Jr., Moshenek, Harding and Toffolon will be designated as the four directors elected by the holders of our Class A Common Stock, Mr. Toffolon will be a Class I Director and will serve until our 2010 annual meeting of stockholders, Mr. Moshenek will be a Class II Director and will serve until our 2011 annual meeting of stockholders and Messrs. Francis Jenkins, Jr. and Harding will be Class III Directors and serve until our 2012 annual meeting of stockholders. In addition, if any person or group other than ED&F Man and its subsidiaries at any time acquires or proposes to acquire or publicly announces its intention to acquire 20% or more of our voting power, the holders of our Class B Common Stock may by notice to us elect to effect a change in the way our directors are classified and elected, so that, among other things:

  •
  the term of office of each ED&F Man director would upon delivery of that notice become classified along with that of our other directors, with each ED&F Man director becoming a member of the class of directors which was elected at the last annual meeting of our stockholders prior to the notice; and

  •
  the holders of our Class B Common Stock and the holders of our Series A Preferred Stock (voting on an as-converted basis) would, subject to the limits on their combined voting power described later in this proxy statement, vote together with the holders of our Class A Common Stock and not separately by class or series, in any election of our directors held at any meeting of our stockholders following that notice.

        Our classified board structure and the rights of the holders of our Class B Common Stock and our Series A Preferred Stock to change the classification of directors are intended to provide us with a greater likelihood of continuity of management. A classified board of directors may also serve to deter hostile takeovers or proxy contests because a person could only seek to change, in any given year, no more than one-third of the members of the board of directors entitled to be elected by the holders of our Class A Common Stock. However, these provisions or measures may limit the ability of our stockholders to sell their shares at a premium over the then current market price by discouraging a third party from seeking to obtain control of us. Please see the section entitled "Proposal No. 2—The Certificate of Incorporation Amendment Proposal—Comparison of Stockholder Rights Before and After the Closing," beginning on page 67 of this proxy statement.

Following the consummation of the business combination, certain of our directors and executive officers will own securities of ED&F Man or one or more of ED&F Man's affiliates. As a result, these directors and executive officers may have interests that are different from, and in addition to, the interests of our other stockholders.

        Following the consummation of the business combination, certain of our directors and executive officers will own securities of ED&F Man or one or more of ED&F Man's affiliates. Messrs. Harding, Driggers and Shoemaker acquired shares in ED&F Man through ED&F Man's employee equity incentive plans. Messrs. Howell and James Jenkins will hold securities of ED&F Man as well. The ownership of such securities, in connection with the possibility that the interests of ED&F Man may not coincide with the interests of our other stockholders, may provide these directors and executive officers with interests that are different from our non-ED&F Man associated stockholders.

Shares of our common stock issued to our sponsor will continue to remain, and shares of our Series A Preferred Stock deposited on behalf of ED&F Man will be held, in escrow following the consummation of the business combination. Because the release of these shares is to be conditioned upon the achievement by the combined company of the earnings or share price targets described elsewhere in this proxy statement, officers and directors associated with ED&F Man and our sponsor may have the incentive to take actions intended to cause the achievement of these targets, even if such actions would not be in our best interests.

        At the closing, we will be delivering to an escrow agent for deposit into an escrow account approximately 12.2 million shares of our Series A Preferred Stock, issued to ED&F Man, as part of the consideration for the business combination. These shares will be released to ED&F Man only upon the achievement by the combined company of the earnings or share price targets described in the section entitled "Other Agreements and Documents—Stock Escrow Agreement," beginning on page 220 of this proxy statement. Our sponsor has also agreed that 2,875,000 shares of our common stock, which would otherwise be released to our sponsor six months after the closing, will remain in escrow subject to the satisfaction of the same earnings or share price targets.

        Because a number of our directors and officers following the closing will have interests in, or be affiliated with, either ED&F Man or our sponsor, such directors and officers may have the incentive to direct the combined company to take actions intended to cause it to achieve such targets, even if such actions are not in the combined company's long-term interest. For instance, such officers and directors may have an additional incentive to have the combined company acquire additional lines of business, which could increase the likelihood that it would satisfy the applicable earnings targets.

Our stockholders may not receive dividends because of restrictions contained in any new credit facilities, or our proposed amended and restated certificate of incorporation, or pursuant to Delaware law or state regulatory requirements.

        Our ability to pay dividends may be restricted by any new credit facilities we become party to, as well as Delaware law and state regulatory requirements. Under Delaware law, our board of directors may not authorize payment of a dividend unless it is either paid out of our capital surplus, as calculated in accordance with the DGCL, or, if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. To the extent we do not have adequate surplus or net profits, we will be prohibited from paying dividends. In addition, the proposed amended and restated certificate of incorporation would prohibit distributions to holders of our common stock in the event we have not complied with our obligation to pay quarterly dividends on the outstanding shares of our Series A Preferred Stock.

If our common stock becomes subject to the SEC's penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our common stock could be adversely affected.

        If at any time we have net tangible assets of $5.0 million or less and our common stock has a market price per share of less than $5.00, transactions in our common stock could be subject to the "penny stock" rules promulgated under the Exchange Act. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

  •
  make a special written suitability determination for the purchaser;

  •
  receive the purchaser's written agreement to a transaction prior to sale;

  •
  provide the purchaser with risk disclosure documents that identify certain risks associated with investing in "penny stocks" and that describe the market for these "penny stocks," as well as a purchaser's legal remedies; and

  •
  obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in "penny stock" can be completed.

        If our common stock becomes subject to these rules, broker-dealers could find it difficult to effect customer transactions and trading activity in our securities could be adversely affected. As a result, the market price of our common stock may be depressed, and you could find it more difficult to sell our securities.

If an insufficient number of votes is obtained to approve the transaction agreement proposal or the certificate of incorporation amendment proposal, and the adjournment proposal is not approved, our board of directors will not have the ability to adjourn the annual meeting to a later date in order to solicit further votes, and, therefore, the business combination will not be approved and we may be required to dissolve and liquidate the trust account.

        Our board of directors is seeking approval to adjourn the annual meeting to a later date or dates if, at the annual meeting, based upon the tabulated votes, there are insufficient votes to approve the consummation of the business combination. If the adjournment proposal is not approved, our board of directors will not have the ability to adjourn the annual meeting to a later date and, therefore, will not have more time to solicit additional votes to approve the consummation of the business combination. In that event, the business combination would not be completed and we would be required to dissolve and liquidate the trust account if we do not consummate another qualified business combination by May 30, 2009.

Our financial advisor could have a potential conflict of interest.

        We engaged Oppenheimer as our financial advisor in connection with the business combination. As disclosed in this proxy statement, as our financial advisor Oppenheimer was involved in due diligence with respect to the business combination, participated in negotiations and rendered a fairness opinion to our board of directors.

        Oppenheimer could have a potential conflict of interest because CIBC World Markets Corp., which we refer to as "CIBC," served as an underwriter in our initial public offering. Since the initial public offering and as publicly announced, Oppenheimer acquired certain of the assets of CIBC including certain of CIBC's investment banking and corporate finance operations in the United States, the United Kingdom, Israel and Hong Kong. As a result, Oppenheimer is now entitled (i) to receive deferred cash compensation of approximately $2.5 million for services originally rendered by CIBC in the initial public offering and (ii) to purchase 350,000 shares of our common stock and 700,000 of our warrants, in each case upon consummation of certain transactions involving us, including the business combination. Oppenheimer informed our board of directors regarding Oppenheimer's roles, including its status as the successor to CIBC, and the contingent component of the underwriting fee in connection with our initial public offering. In considering Oppenheimer's financial advice, our board of directors took into account and evaluated such matters. Oppenheimer's status as the successor to CIBC, and the contingent component of the underwriting fee to which Oppenheimer would be entitled, were considered by our board of directors in connection with their retention of Oppenheimer, but it was determined that such matters would not negatively affect the financial advice provided by Oppenheimer. Our board of directors did not identify any other potential conflicts of interest related to Oppenheimer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement includes statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as "forward-looking statements." The forward-looking statements are made within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend the forward-looking statements in this proxy statement or made by us elsewhere to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events, trends, uncertainties, and other factors that could cause, among other statements, the actual results and financial position of us and Westway and the effects and consequences of the business combination to differ materially from those contemplated by the statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including, among other things, the information discussed below. If any of the following risks or uncertainties develops into actual events, this could significantly and adversely affect our business, prospects, financial condition or operating results. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect our business. In making these statements, we are not undertaking to address or update each factor in future filings or communications regarding our business or results. Our business is highly complicated and competitive with many different factors affecting results.

        Forward-looking statements may relate to, among other things:

  •
  the number and percentage of our stockholders voting against the transaction agreement proposal and exercising their conversion rights;

  •
  our expectations regarding consummation and timing of the business combination and related transactions, including satisfaction of the closing conditions under the transaction agreement;

  •
  if necessary, our ability to dissolve and liquidate the trust account in a timely manner and as anticipated;

  •
  our ability to enter into credit facilities on favorable terms;

  •
  Westway's and our expectations regarding the combined company's growth potential;

  •
  the amount of cash on hand available to the combined company after the business combination;

  •
  our continued relationship with ED&F Man;

  •
  our competitors' ability to compete with the combined company;

  •
  weather conditions, and their effect on the agricultural industry generally;

  •
  trends affecting the industries in which Westway operates;

  •
  fluctuation in consumer demands;

  •
  legislation or regulatory environments, requirements or changes adversely affecting the industries in which Westway operates;

  •
  our ability to attract and retain key personnel;

  •
  our ability to list our shares on Nasdaq, and if successful, our ability to comply with applicable listing standards;

  •
  the need to comply with applicable securities laws governing our outstanding capital stock, including the Sarbanes-Oxley Act of 2002; and

  •
  general economic conditions.

        Any or all of the forward-looking statements may turn out to be wrong, and actual results may differ materially from those expressed or implied by such forward-looking statements. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond our control, including those set forth in the section entitled "Risk Factors," beginning on page 31 of this proxy statement. The areas of risk and uncertainty described above should be considered in connection with any written or oral forward-looking statements that may be made after the date of this proxy statement by us or anyone acting for us. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE ANNUAL MEETING

PROPOSAL NO. 1. THE TRANSACTION AGREEMENT PROPOSAL

        You are being asked to consider and vote on a proposal to adopt the transaction agreement and approve the transactions contemplated by the transaction agreement, including the issuance of shares of our common and preferred stock pursuant thereto. We refer to this proposal as the "transaction agreement proposal." The discussion in this proxy statement of the transaction agreement and the transactions contemplated thereby is subject to, and is qualified in its entirety by reference to, the transaction agreement, which is attached as Annex A to this proxy statement and is incorporated herein by reference. A summary of the material terms of the transaction agreement can be found in the section entitled "The Transaction Agreement," beginning on page 199 of this proxy statement.

The Business Combination

        On November 25, 2008, we entered into the transaction agreement as amended and restated as of May 1, 2009 with ED&F Man pursuant to which we will acquire ED&F Man's bulk liquid storage and liquid feed supplements businesses in exchange for shares of our common and preferred stock and cash. The acquisition will be effected by mergers between wholly-owned subsidiaries of ED&F Man and us and by our purchase of the equity securities of ED&F Man's other subsidiaries that engage in the bulk liquid storage and liquid feed supplements businesses. We refer to ED&F Man's bulk liquid storage business and liquid feed supplements business collectively as "Westway" or the "Westway business."

        If the business combination is approved by our stockholders, all of the direct and indirect subsidiaries of ED&F Man that currently engage in the Westway business will become our wholly-owned subsidiaries, ED&F Man and its affiliates will be our largest stockholder, owning 49.5% of our outstanding common stock and over 99% of our Series A Preferred Stock, and we will change our name to "Westway Group, Inc."

Transaction Consideration

        As consideration for the business combination, ED&F Man and its affiliates will receive at the closing cash and securities valued at approximately $267.8 million, based on the $138.4 million in our trust account as of November 25, 2008, the date on which the transaction agreement was executed ($5.02 per share of common stock, based on a trust value of $6.02 per IPO share (as of that date), less a special dividend of $1.00 per share to be paid to holders of the IPO shares described elsewhere in this proxy statement). Specifically, as consideration for the acquisition, we will:

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  pay to ED&F Man approximately $103.0 million in cash, subject to adjustments described below;

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  issue to ED&F Man approximately 7.4 million newly-issued shares of our Series A Preferred Stock; and

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  issue to ED&F Man up to 24.3 million newly-issued shares of our common stock.

        If, upon the closing, ED&F Man and its affiliates would otherwise own more than 49.5% of the outstanding shares of our common stock as a result of the conversion of shares of our common stock into the right to receive a pro rata portion of the funds in the trust account, as described below, the number of shares of our common stock to be issued to ED&F Man at the closing will be decreased, with an increase in the number of shares of Series A Preferred Stock to be issued to ED&F Man, based upon a set formula, so that ED&F Man and its affiliates would not own more than 49.5% of the outstanding shares of our common stock. If the holders of 39.99% of the IPO shares elect to exercise their conversion rights, the total value of the consideration to be paid in connection with the business combination would be $272.1 million (assuming the per share values set forth above). If the holders of 40% or more of the IPO shares vote against the transaction agreement proposal and contemporaneously exercise their conversion rights, we will be unable to consummate the business combination.

        The consideration payable to ED&F Man described above will be subject to other pre-closing and post-closing adjustments relating to targeted amounts for net indebtedness and net working capital and to aggregate capital expenditures of Westway made prior to the closing. A summary of the adjustments to consideration paid to ED&F Man can be found under the section entitled "The Transaction Agreement—Adjustments to Consideration" beginning on page 201 of this proxy statement.

        In addition, upon the consummation of the business combination, we will be delivering to an escrow agent for deposit into an escrow account approximately 12.2 million shares of our Series A Preferred Stock, issued to ED&F Man, as part of the consideration for the business combination. These shares will be released to ED&F Man only upon the achievement by the combined company of the earnings or share price targets described below. Assuming the release to ED&F Man of all of these escrowed shares, the value of the consideration to be paid in connection with the business combination would increase by $70.1 million, and would total $337.9 million assuming no exercise of conversion rights by our stockholders or $342.2 million assuming that holders of 39.99% of the IPO shares exercise their conversion rights. For a summary of the stock escrow agreement and the conditions under which shares may be released from escrow, please see the section entitled "Other Agreements and Documents—Stock Escrow Agreement" beginning on page 220 of this proxy statement.

Performance-Related Releases of Escrowed Shares

        The escrowed shares of Series A Preferred Stock to be issued to ED&F Man described above, which we refer to as "ED&F Man's escrowed shares," will be released to ED&F Man in up to three increments if—and only if—the combined company achieves the earnings or share price performance targets described below. In addition, the 2.875 million shares of our common stock that are owned by our sponsor, but that are to continue to be held in escrow following the closing, which we refer to as the "sponsor's escrowed shares," will be released to our sponsor in up to three increments if—and only if—the combined company achieves these same targets. The earnings targets are based on income (loss) before net interest (defined as the aggregate of interest expense and interest income), income tax, and depreciation and amortization. We refer to this measure of earnings as "EBITDA."

        First Release Targets.    If the closing share price of the combined company's common stock on any five trading days within a seven trading day consecutive period has exceeded $6.50 per share, or the combined company's reported EBITDA has exceeded $52.0 million for any 12 month period, then, following receipt of an instruction letter, the escrow agent must release:

  •
  to ED&F Man, one-third of ED&F Man's escrowed shares, together with any new shares issued in respect of these released escrowed shares and any cash dividends accrued but not paid on these released escrowed shares and new shares, which we refer to as the "additional escrow items," but not before November 1, 2009, even if the EBITDA or share price target were achieved prior to that date; and

  •
  to our sponsor, one-third of the sponsor's escrowed shares, and any additional escrow items attributable to those released shares, but not before the date that is six months after the closing, even if the EBITDA or share price target were achieved prior to that date.

        Second Release Targets.    If the closing share price of the combined company's common stock on any five trading days within a seven trading day consecutive period has exceeded $7.00 per share, or the combined company's reported EBITDA has exceeded $57.0 million for any 12 month period, then, following receipt of an instruction letter, the escrow agent must release:

  •
  to ED&F Man, that number of ED&F Man's escrowed shares that, when added to the number, if any, of ED&F Man's escrowed shares already released as a result of the combined company having achieved the EBITDA or share price targets described above under "First Release Targets," constitute two-thirds of ED&F Man's escrowed shares, and any additional escrow items attributable to those released shares, but not before November 1, 2010, even if the EBITDA or share price target were achieved prior to that date; and

  •
  to our sponsor, that number of the sponsor's escrowed shares that, when added to the number, if any, of the sponsor's escrowed shares already released as a result of the combined company having achieved the EBITDA or share price targets described above under "First Release Targets," constitute two-thirds of the sponsor's escrowed shares, and any additional escrow items attributable to those released shares, but not before the date that is six months after the closing, even if the EBITDA or share price target were achieved prior to that date.

        Third Release Targets.    If the closing share price of the combined company's common stock on any five trading days within a seven trading day consecutive period has exceeded $7.50 per share, or the combined company's reported EBITDA has exceeded $62.0 million for any 12 month period, then, following receipt of an instruction letter, the escrow agent must release:

  •
  to ED&F Man, all of ED&F Man's escrowed shares, if any, still held in the escrow account, and all additional escrow items attributable to those released shares, but not before November 1, 2011 even if the EBITDA or share price target were achieved prior to that date; and

  •
  to our sponsor, all of the sponsor's escrowed shares, if any, still held in the escrow account, and all additional escrow items attributable to those released shares, but not before the date that is six months after the closing, even if the EBITDA or share price target were achieved prior to that date.

        Assuming the release to ED&F Man of all of these escrowed shares, the value of the consideration we would pay in connection with the business combination would increase by $70.1 million, and would total $337.9 million assuming no exercise of conversion rights by our stockholders or $342.2 million assuming the holders of 39.99% of the IPO shares exercise their conversion rights.

Certain Additional Transactions

        In connection with the business combination:

  •
  we will use our best efforts, to the extent permitted by Delaware law and our amended and restated certificate of incorporation, to declare promptly after the closing a special dividend of $1.00 per share payable to each holder of record of our common stock as of the record date specified in that declaration, which will be no fewer than three nor more than five calendar days after the closing date; this dividend will not be payable with respect to IPO shares for which conversion rights have been exercised and has been waived by our sponsor with respect to shares it acquired prior to our initial public offering and by ED&F Man with respect to shares of our common stock and preferred stock it is receiving as part of the consideration in the business combination;

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  approximately 2.9 million shares of our common stock owned by our sponsor, which would otherwise have been released from an escrow account six months after the closing, will continue to be held in escrow, and will be released only if the combined company achieves those earnings or share price targets described above pursuant to the terms of a stock escrow agreement described in the section entitled "Other Agreements and Documents—Stock Escrow Agreement" beginning on page 220 of this proxy statement;

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  our sponsor will provide instructions that 1.1 million shares of our outstanding common stock, currently registered in our sponsor's name and held in escrow, shall upon their release from escrow six months after the closing, be delivered to us for cancellation in exchange for (i) warrants to purchase 1.0 million shares of our common stock, (ii) 60,000 newly-issued shares of Series A Preferred Stock and (iii) 40,000 newly-issued shares of our common stock pursuant to the terms of a stock exchange agreement between us and our sponsor described in the section entitled "Other Agreements and Documents—Stock Exchange Agreement" beginning on page 229 of this proxy statement; and

  •
  we will establish a program to repurchase our warrants from time to time following the closing with $15.0 million initially allocated for this purpose by (i) opportunistically purchasing our warrants on the market in compliance with all applicable law at market prices from time to time during periods in which we do not possess material non-public information in compliance with the volume of purchase provisions of Rule 10b-18 under the Exchange Act, (ii) entering into a repurchase plan providing for purchases of up to a certain number of our warrants or up to certain aggregate purchase price in compliance with Rule 10b5-1 under the Exchange Act, subject to the volume of purchase provisions of Rule 10b-18 under the Exchange Act or (iii) making a public solicitation through a tender offer in compliance with Section 14(d) of the Exchange Act and the regulations promulgated thereunder.

Conversion Rights

        Pursuant to our certificate of incorporation, any of our stockholders who hold IPO shares and who vote against the transaction agreement proposal may, at the same time, elect that we convert their shares into the right to receive a pro rata portion of the funds in the trust account, inclusive of interest thereon (net of taxes and amounts disbursed for working capital purposes and excluding the amount held in the trust account representing a portion of the underwriters' discount), calculated as of two business days prior to the consummation of the business combination. If you seek to exercise this conversion right you must submit your vote against approval of the transaction agreement proposal and, by 5:00 P.M., Eastern Daylight Time, on May 20, 2009, the business day prior to the annual meeting, your bank or broker must electronically transfer your shares to the Depositary Trust Company, account of Continental Stock Transfer & Trust Company, our transfer agent (or, if you have previously requested and received a physical certificate, you must surrender such physical certificate to our transfer agent), and you or your broker must deliver to our transfer agent a letter of instruction, which will provide the transfer agent with additional information related to the payment to be received from the trust account, and you must comply with such other procedures as we may reasonably establish, by 5:00 P.M., Eastern Daylight Time, on the business day immediately preceding the date of the annual meeting. If you, or your bank or broker does not provide each of these documents to Continental Stock Transfer & Trust Company by 5:00 P.M., Eastern Daylight Time, on May 20, 2009, the business day prior to the annual meeting, your shares will not be converted.

        There is a nominal cost associated with this delivery process and the act of certificating the shares or electronically delivering them through the Depositary Trust Company's system. The transfer agent will typically charge the tendering broker $45, and the broker may or may not pass this cost on to you.

        If you properly exercise your conversion rights and the business combination is consummated, we will convert your shares of common stock into the right to receive a pro rata portion (based on the proportion of the IPO shares that you own) of the funds in the trust account in which a substantial portion of the net proceeds of our initial public offering are held, calculated as of two business days prior to the consummation of the business combination. Based on the amount of cash held in the trust account as of January 31, 2009, without taking into account any interest accrued after such date, you will be entitled to elect that we convert each share of our common stock that you hold into a right to receive approximately $6.00 per share.

        If we are unable to complete the business combination or another qualifying business combination by May 30, 2009, we will proceed with a plan of liquidation and, upon the resulting liquidation of the trust account, the holders of shares issued in the initial public offering will receive an amount equal to the amount of funds in the trust account at the time of the liquidation distribution divided by the number of IPO shares. Although both the per share liquidation price and the per share conversion price are equal to the amount of funds in the trust account divided by the number of IPO shares, the amount a holder of IPO shares would receive at the liquidation of the trust account may be more or less than the amount such a holder would have received had it sought conversion of its shares in connection with the business combination because (i) there may be greater earned interest in the trust account at the time of a liquidation distribution since it may occur at a later date than a conversion and (ii) we may incur expenses that we otherwise would not incur if we consummate the business combination, including, potentially, claims requiring payment from the trust account by creditors who have not waived their rights against the trust account.

        The business combination will not be consummated if the holders of 40% or more of the IPO shares (9,200,000 shares or more) exercise their conversion rights.

        Prior to exercising conversion rights, you should verify the market price of our common stock as you may receive higher proceeds from the sale of your common stock in the public market than you would receive from exercising your conversion rights. Shares of our common stock are quoted on OTCBB under the symbol "SACQ." We cannot assure our stockholders that they will be able to sell their shares of our common stock in the open market, even if the market price per share is higher than the conversion price stated above, as there may not be sufficient liquidity in our securities when our stockholders wish to sell their shares.

Name; Headquarters; Stock Listing

        After the completion of the business combination:

  •
  our name will be changed to "Westway Group, Inc.";

  •
  the corporate headquarters and principal executive officers of Westway Group, Inc. will be located in New Orleans, LA, which is the current headquarters of ED&F Man's bulk liquid storage business; and

  •
  our common stock, which is currently quoted on the OTCBB under the symbol "SACQ," will be listed for trading on Nasdaq, if an application made by us to such effect is granted.

Satisfaction of the 80% Test

        Pursuant to our certificate of incorporation, among other things, it is a requirement that any business we acquire have a fair market value equal to at least 80% of our net assets at the time of acquisition, including the amount in the trust account. Based on the financial analysis of Westway generally used to approve the transaction, including a comparison of comparable companies and a discounted cash flow analysis, our board of directors has determined that this requirement will be met by the business combination. After careful consideration, our board determined that the consideration being paid in the business combination, which was negotiated at arms-length, was fair to and in our best interest and our stockholders' best interest and appropriately reflected Westway's value. Notwithstanding this, prior to soliciting the vote of stockholders on the business combination, the board sought and received an opinion from Oppenheimer, our financial advisor, to the effect that, as of November 24, 2008, the purchase price (as defined in the opinion) was fair, from a financial point of view, to us and that the fair market value of Westway was equal to at least 80% of our net assets ($106.5 million as of November 10, 2008). We estimate that the total value of the consideration to be paid in connection with the business combination will be between $267.8 million and $342.2 million (assuming a value of $5.02 per share of common stock and $5.76 per share of preferred stock). The amount of the actual consideration to be paid will depend on (a) whether any of our stockholders elect to exercise their conversion rights, (b) the extent to which the combined company achieves the earnings or share price targets described elsewhere in this proxy statement and (c) pre-closing and post-closing adjustments relating to Westway's closing date net indebtedness and net working capital and to aggregate capital expenditures made by Westway prior to the closing.

Interests of our Directors and Officers in the Business Combination

        In considering the recommendation of our board of directors to vote to approve the transaction agreement proposal, the certificate of incorporation amendment proposal and the election of directors proposal, you should be aware that some members of our board and management have agreements or arrangements that provide them with interests in the business combination that differ from those of our stockholders generally. In particular:

        If the business combination or another qualifying business combination is not consummated by May 30, 2009, we will proceed with a plan of liquidation. In such event, the 5,750,000 shares held by our initial stockholders that were acquired prior to our initial public offering, for an aggregate purchase price of approximately $25,000, would be worthless because our directors and officers are not entitled to receive any of the liquidation proceeds with respect to such shares. Such shares had an aggregate market value of $34.2 million based upon the closing price of $5.94 on the OTCBB on May 7, 2009, the record date for our annual meeting.

        We issued and sold approximately 5.2 million founder warrants (exercisable at $5.00 per share) to our sponsor on May 30, 2007. All of the proceeds we received from these purchases were placed in the trust account. Immediately following the sale of these founder warrants, our sponsor distributed them to its members. These founder warrants are identical to the warrants underlying the units sold in our initial public offering, except that (i) we did not register the sale of the founder warrants to the public; (ii) if we call the warrants and the founder warrants for redemption, the founder warrants will be exercisable on a cashless basis; (iii) the founder warrants are not transferable or salable by our sponsor until after we have completed our initial business combination, except that our sponsor may distribute them to its members; and (iv) the holders of the founder warrants and the common stock underlying such founder warrants are entitled to registration rights with respect to such securities under an agreement dated May 30, 2007, which is an exhibit to the registration statement for our initial public offering. Immediately following the sale of the founder warrants, our sponsor distributed them to its members. All of such warrants will become worthless if the business combination or another qualifying business combination is not consummated by May 30, 2009 (as will the remainder of the public warrants). We will also be issuing warrants to purchase 1.0 million shares of our common stock, with substantially the same rights, privileges and limitations (together with 60,000 shares of Series A Preferred Stock and 40,000 shares of our Class A Common Stock), to our sponsor in exchange for the delivery to us for cancellation of 1.1 million shares of our common stock held by our sponsor upon the release of such shares from escrow six months after the closing. Please see the section entitled "Other Agreements and Documents—Stock Exchange Agreement," beginning on page 229 of this proxy statement.

        Our sponsor has agreed that, after the closing, 2,875,000 shares of our common stock that would otherwise be released to our sponsor six months after the closing will remain in escrow, pending the achievement by the combined company of the earnings or share price targets described in the section entitled "Other Agreements and Documents—Stock Escrow Agreement," beginning on page 220 of this proxy statement. Because some of our directors and officers following the closing will have interests in, or be affiliated with, our sponsor, these directors and officers may have the incentive to direct the combined company to take actions intended to cause it to meet these targets, even if these actions were not in the long-term interest of the combined company. For instance, these officers and directors may have an additional incentive to have the combined company acquire additional lines of businesses, which could increase the likelihood that it would satisfy the applicable earnings targets.

        Our initial stockholders, other than Messrs. Pottinger, Prochaska and Francis P. Jenkins, III have agreed, subject to limited exceptions, that they will be personally liable, on a joint and several basis, to cover claims made by third parties, but only if, and to the extent, the claims reduce the amounts in the trust account available for payment to our public stockholders in the event of a liquidation and the claims are made by a vendor or service provider for services rendered, or products sold, to us or by a prospective acquisition target. Based on representations made to us by such initial stockholders, we currently believe that they are capable of funding a shortfall in the trust account to satisfy their foreseeable indemnification obligations. However, we have not asked them to reserve for such an eventuality. We cannot assure you that such initial stockholders will be able to satisfy those obligations or that the proceeds in the trust account will not be reduced by such claims. Further, such initial stockholders will not have any personal liability as to any claimed amounts owed to a third-party who executed a waiver (including a prospective acquisition target) or the underwriters of our initial public offering. The indemnification is set forth in the insider letter agreements dated as of May 24, 2007, which are exhibits to the registration statement for our initial public offering. We also have access to any funds available outside the trust account or released to us to fund working capital requirements with which to pay any such potential claims.

Interests of ED&F Man in the Business Combination

        In considering the recommendation of our board of directors to vote to approve the transaction agreement proposal, the certificate of incorporation amendment proposal and the election of directors proposal, you should be aware that ED&F Man and its affiliates have interests that are different from, or in addition to, the interests of our stockholders generally, and that following the consummation of the business combination, some of our directors and executive officers will own securities of ED&F Man or one or more of ED&F Man's affiliates and may otherwise have interests that are different from, or in addition to, the interests of our stockholders generally. In particular:

        ED&F Man has established the employee trust to provide employees of ED&F Man and its affiliates who own ED&F Man shares with an opportunity to acquire shares of our common stock in exchange for some or all of their ED&F Man shares, and to increase the likelihood that the business combination would be approved by our stockholders at the annual meeting, by mutually agreeing with the Jersey trustee that the Jersey trustee would vote the IPO shares to be exchanged in favor of the business combination.

        There were approximately 370 employees of ED&F Man and its affiliates eligible to participate in the exchange, 47 of whom decided to do so. No other persons, including our current directors and officers, are participating or are eligible to participate in the exchange. All of the employees of ED&F Man and its affiliates eligible to participate in the exchange are stockholders of ED&F Man, which is an employee-owned company. Furthermore, other than Peter J. M. Harding, a director nominee, none of the employees of ED&F Man and its affiliates eligible to participate in the exchange will serve on our board of directors following the closing of the business combination. There is no relationship between the employee trust and us or our board of directors or management.

        As of the date hereof, the elections of eligible employees of ED&F Man and its affiliates to participate in the exchange amount to approximately $30.0 million, or 17.4% of the outstanding IPO shares (based on 28,750,000 IPO shares outstanding as of February 28, 2009). Based on these elections, an affiliate of ED&F Man, ED&F Man Holdings B.V., a company organized under the laws of The Netherlands, entered into a loan agreement with the Jersey trustee, under which the Jersey trustee drew down $30.0 million in cash. The Jersey trustee used this cash to purchase IPO shares through transactions in the open market with the assistance of Lazard Capital Markets LLC. The timing and prices of these open market purchases are as follows:

Trade Date	Shares Purchased	Price/Share	Amount
4/28/2009	1,064,200	$5.97	$6,353,274.00
4/29/2009	1,808,329	$5.99	$10,831,890.71
4/29/2009	1,619,000	$5.98	$9,681,620.00
4/30/2009	500,000	$5.97	$2,985,000.00
5/01/2009	4,000	$5.98	$23,920.00
5/04/2009	20,771	$5.98	$124,210.58

	5,016,300		$29,999,915.29

Average Price: $5.9804

        The Jersey trustee and ED&F Man have mutually agreed that the Jersey trustee will vote the IPO shares the Jersey trustee acquired in favor of the business combination. At the closing of the business combination, the Jersey trustee will exchange the IPO shares it voted in favor of the business combination for a certain number of ED&F Man shares held by employees who have elected to participate in the exchange. The employees will be entitled to receive the special dividend with respect to the IPO shares they acquire.

        Purchases of IPO shares by the Jersey trustee may have decreased the number of IPO shares held by disinterested stockholders, thereby effectively decreasing the number of such shares that can influence the approval of the business combination. However, these purchases do not limit the ability of holders of IPO shares to receive cash for their IPO shares and, on the contrary, allow interested stockholders to receive cash in advance of the closing of the business combination. Alternatively, the holders of IPO shares can still vote against the business combination at the annual meeting and elect to convert their respective shares into cash.

        Immediately after the business combination is consummated, ED&F Man will own 49.5% of our common stock. In addition, ED&F Man will initially be entitled to elect three of the seven members of our board of directors, allowing it to have a significant impact on the determination of our corporate and management policies, including any potential acquisitions, asset sales and other significant corporate transactions.

        ED&F Man will also be providing the revolving credit facility in an aggregate principal amount at any time outstanding of up to $100.0 million. The agreements governing the revolving credit facility will include affirmative and negative covenants customary for credit facilities of this type, some of which may significantly restrict the operation of the business by the combined company unless it is able to obtain the consent of ED&F Man for the waiver of one or more of such covenants. Please see the section entitled "The Transaction Agreement—Revolving Credit Facility," beginning on page 212 of this proxy statement. As a result, ED&F Man may have control of our ability to, among other things, acquire and dispose of assets and make capital expenditures.

        We will also enter into a stockholder's agreement with ED&F Man, pursuant to which, among other things, we will (i) grant to ED&F Man, for so long as it and its affiliates collectively beneficially own at least 15% of the combined company's outstanding common stock (assuming conversion of the Series A Preferred Stock held by ED&F Man and its affiliates into shares of our common stock), the right to receive management and financial information and reports about the combined company, such as monthly and annual financial reports, business plans and budgets, and the right to access the combined company's books, records and properties and (ii) agree that, for so long as ED&F Man and its affiliates collectively beneficially own at least 20% of the combined company's outstanding common stock (assuming conversion of the Series A Preferred Stock held by ED&F Man and its affiliates into shares of our common stock), we will not take those actions described in the section entitled "Other Agreements and

Documents—Stockholder's Agreement" beginning on page 222 of this proxy statement. As a result, ED&F Man will have the voting power to significantly influence our policies, business and affairs and will also have the ability to influence the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration in control may decrease the ability of our other stockholders to influence our affairs, and may have the effect of delaying, deterring or preventing a change of control that otherwise could result in a premium in the price of our common stock.

        Following the business combination, the respective rights, preferences and limitations of the different classes of our common and preferred stock will be governed by the proposed amended and restated certificate of incorporation. Certain of the rights to be granted to the holders of our Series A Preferred Stock could limit our ability to take a number of corporate actions. For instance, in the event that holders of shares of Series A Preferred Stock have not received a quarterly dividend owed on these shares, we would be prohibited from declaring or paying dividends to the holders of our common stock, so long and until such quarterly dividend is paid. In addition, while the holders of Series A Preferred Stock are not generally entitled to vote on matters submitted to a vote of holders of shares of our common stock, we will not be able, without the approval of such holders, voting as a single and separate class, to take a number of actions, including without limitation amending our organizational documents in a manner that would adversely affect the rights of the holders of our Series A Preferred Stock, issue any equity securities having any preference or priority superior to or on parity with the Series A Preferred Stock, increase the number of authorized shares of preferred stock or Series A Preferred Stock, repurchasing shares of our common stock (subject to limited exceptions), sell all or substantially all of our assets or enter into a transaction resulting in our acquisition by another person (subject to limited exceptions). The interests of ED&F Man may not coincide with the interests of our other stockholders, and ED&F Man may elect to exercise its rights as a holder of Series A Preferred Stock in a manner that is not in our interests or those of our other stockholders. For a summary of the rights of the holders of our Series A Preferred Stock under our proposed amended and restated certificate of incorporation, please see "Proposal No. 2—The Certificate of Incorporation Amendment Proposal—Comparison of Stockholder Rights Before and After the Closing" beginning on page 67 of this proxy statement.

        Following the consummation of the business combination, certain of our directors and executive officers will own securities of ED&F Man or one or more of ED&F Man's affiliates. Messrs. Harding, Driggers and Shoemaker acquired shares in ED&F Man through ED&F Man's employee equity incentive plans. Messrs. Howell and James Jenkins will hold securities of ED&F Man as well. The ownership of these securities, in connection with the possibility that the interests of ED&F Man may not coincide with the interests of our other stockholders, may provide these directors and executive officers with interests that are different from our non-ED&F Man associated stockholders.

        At the closing, we will be delivering to an escrow agent for deposit into an escrow account approximately 12.2 million shares of our Series A Preferred Stock, issued to ED&F Man, as part of the consideration for the business combination. These shares will be released to ED&F Man only upon the achievement by the combined company of the earnings or share price targets described elsewhere in this proxy statement. Because certain of our directors and officers following the closing will have interests in, or be affiliated with, ED&F Man, these directors and officers may have the incentive to direct the combined company to take actions intended to cause it to achieve such targets, even if these actions are not in the combined company's long-term interest. For instance, these officers and directors may have an additional incentive to have the combined company acquire additional lines of business, which could increase the likelihood that it would satisfy the applicable earnings targets.

        The ED&F Man group is the largest supplier to the liquid feed supplements business and the largest customer of the bulk liquid storage business. While the proposed amended and restated certificate of incorporation contains provisions on interested transactions designed to minimize conflicts, ED&F Man may have a view on our strategies and policies that is different from that of our other stockholders. In addition, ED&F Man may have economic or other incentives to manage its relationship as our customer and supplier in a manner that is not in our or our other stockholders' best interests. Upon the closing, we will be entering into a number of agreements with ED&F Man, including a molasses supply agreement, a storage strategic alliance agreement and a shared services agreement. Summaries of each of these agreements are provided in the section entitled "Other Agreements and Documents," beginning on page 220 of this proxy statement.

Recommendation of our Board of Directors

        After careful consideration of the matters described above, particularly Westway's significant capacity in its bulk liquid storage business and continued opportunities for expansion, its customer base and long-term contracts for liquid storage services, the liquid feed supplements business' position as the largest liquid animal feed supplement manufacturer in North America and its and supply capabilities, and the experience of Westway management, our board of directors determined unanimously that the transaction agreement proposal is fair and in our best interests and in the best interests of our stockholders. Our board of directors has approved and declared advisable and unanimously recommends that you vote or give instructions to vote "FOR" the transaction agreement proposal.

        The foregoing discussion of the information and factors considered by our board of directors is not meant to be exhaustive, but includes the material information and factors considered by our board of directors.

Vote Required

        The approval of the transaction agreement proposal will require the affirmative vote of the holders of a majority of the IPO shares voting on the proposal at the annual meeting. There are 28,750,000 shares of our common stock outstanding as of the record date for the annual meeting, of which 23,000,000 are IPO shares. However, even if this vote is obtained, the business combination cannot and will not be consummated if the holders of 40% or more of the IPO shares (9,200,000 shares or more) vote against the transaction agreement proposal and contemporaneously exercise their conversion rights. Please see the section entitled "—Conversion Rights" beginning on page 58 of this proxy statement. The adoption of the transaction agreement proposal is conditioned upon the approval of the certificate of incorporation amendment proposal.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE TRANSACTION AGREEMENT PROPOSAL.

PROPOSAL NO. 2. THE CERTIFICATE OF INCORPORATION AMENDMENT PROPOSAL

Introduction

        Assuming the transaction agreement proposal is approved, our stockholders are also being asked to approve the amendment and restatement of our certificate of incorporation. In the judgment of our board of directors, the proposed amended and restated certificate of incorporation is necessary to consummate the transactions contemplated by the transaction agreement and to adequately address our post-business combination needs as an operating company. To that end, our board of directors has approved, and recommends that our stockholders approve, a proposal to amend and restate our certificate of incorporation to, among other things:

  •
  increase the number of authorized shares of our common stock, $0.0001 par value per share, to 235 million shares, of which 175 million shares will be designated as Class A Common Stock and 60 million shares will be designated as Class B Common Stock;

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  increase the number of authorized shares of our preferred stock, $0.0001 par value per share, to 40 million shares, of which 30 million shares will be designated as Series A Preferred Stock;

  •
  set forth the powers, preferences and rights of our common and preferred stock;

  •
  change our name to "Westway Group, Inc."; and

  •
  amend, supplement and remove other provisions of our certificate of incorporation in connection with the consummation of the business combination.

        We refer to this proposal as the "certificate of incorporation amendment proposal."

        If you approve this proposal, and if the transaction agreement proposal is approved and the conditions to the closing of the business combination set forth in the transaction agreement are satisfied or waived, the amendment and restatement of our certificate of incorporation would become effective upon the filing of the amended and restated certificate of incorporation with the Secretary of State of the state of Delaware on the closing date. A summary of the certificate of amendment proposal, including a summary of the proposed changes to our certificate of incorporation, is set forth below. This summary is subject to, and is qualified in its entirety by reference to, the text of the proposed amended and restated certificate of incorporation. A copy of the proposed amended and restated certificate of incorporation is attached as Annex B to this proxy statement and is incorporated by reference herein. All stockholders are urged to read the proposed amended and restated certificate of incorporation in its entirety for a more complete description of its terms.

Current Capitalization

        We are currently authorized to issue 101.0 million shares of capital stock, consisting of 100.0 million shares of common stock and 1.0 million shares of preferred stock.

        As of the date of this proxy statement, 28,750,000 shares of our common stock and no shares of our preferred stock were outstanding. In addition, 51,241,286 shares of our common stock were reserved for issuance upon exercise of our outstanding warrants.

        As a result, as of the date of this proxy statement, the following numbers of shares of our capital stock were available for issuance (but neither outstanding nor reserved):

  •
  20,008,714 shares of our common stock; and

  •
  1,000,000 shares of our preferred stock.

        We have no current plans to issue shares other than in connection with the business combination.

Issuances in Connection with the Business Combination

        In connection with the consummation of the business combination, at the closing:

  •
  we will issue to ED&F Man approximately 7.4 million newly-issued shares of Series A Preferred Stock and up to 24.4 million newly-issued shares of Class B Common Stock (subject to adjustment of each in the event ED&F Man and its affiliates would otherwise collectively own more than 49.5% of our outstanding common stock);

  •
  we will deliver to an escrow agent for deposit into an escrow account approximately 12.2 million newly-issued shares of our Series A Preferred Stock, issued to ED&F Man, as part of the consideration for the business combination, which shares will be released to ED&F Man only upon the achievement by the combined company of the earnings or share price targets described elsewhere in this proxy statement; and

  •
  our sponsor will provide instructions that 1.1 million shares of our outstanding common stock that are owned by our sponsor and currently held in escrow will be delivered to us for cancellation upon their release from escrow six months after the closing and, in exchange, we will issue in the name of our sponsor and deliver to the escrow agent under the stock escrow agreement for deposit in the escrow account established thereunder (i) warrants to purchase 1.0 million shares of our common stock, (ii) 60,000 newly-issued shares of Series A Preferred Stock and (iii) 40,000 newly-issued shares of Class A Common Stock.

        The issuances of our common stock and Series A Preferred Stock to be made at the closing under the transaction agreement are described under the section entitled "The Transaction Agreement—Transaction Consideration," beginning at page 200 of this proxy statement. The stock escrow agreement, the earnings or share price targets and the conditions under which escrowed shares may be released from escrow are summarized in the section entitled "Other Agreements and Documents—Stock Escrow Agreement," beginning on page 220 of this proxy statement.

Reasons for the Proposal

        Our board of directors has concluded that the number of shares of our authorized capital stock that are currently available for issuance will be insufficient to give effect to the issuances of shares of our capital stock required by the transaction agreement and other items described above, and that an increase in the number of authorized shares of capital stock is necessary and advisable in order to allow us to consummate the business combination and to provide flexibility for further actions we might wish to take, such as paying for acquisitions with our stock, making equity offerings to raise capital, distributing stock splits or stock dividends and granting new awards under employee benefit plans. In addition, it will be necessary to amend our certificate of incorporation to provide for the respective rights, privileges and preferences of each of the classes of our common and preferred stock and to include additional provisions that are customarily included in the certificates of incorporation of publicly traded companies with operating businesses. For these reasons, the adoption of the transaction agreement proposal is conditioned upon the approval of the certificate of incorporation amendment proposal.

        We have no current plans to issue shares in connection with anything other than the items described above. The increases in the number of our authorized shares of common and preferred stock, which are described below, reflect our estimates of the number of shares we may be required to issue in connection with the business combination.

Description of Securities Following the Closing

  Class A and Class B Common Stock

        The amended and restated certificate of incorporation will authorize the issuance of up to 235 million shares of common stock, par value $0.0001 per share, 175 million of which will be designated as Class A Common Stock and 60 million of which will be designated as Class B Common Stock. Shares of Class A Common Stock will be held by parties unrelated to ED&F Man, including each of the holders of our existing common stock, while shares of Class B Common Stock will be held by ED&F Man or any of its affiliates. If any shares of Class B Common Stock cease to be owned beneficially or of record by ED&F Man or any of its affiliates, these shares will automatically convert into an equal number of shares of Class A Common Stock.

        The powers, preferences and rights of the Class A Common Stock and Class B Common Stock will be identical in all respects, except as otherwise required by law or as specifically provided for in the amended and restated certificate of incorporation.

  Preferred Stock

        Our preferred stock may be issued in one or more series, and the number, designations, relative rights (including voting rights), preferences and limitations of shares of each series is fixed by our board of directors. In connection with the business combination, our board of directors will duly authorize and approve, and create and provide for the issuance of, the Series A Preferred Stock, in the amount and with the designation, preferences, voting powers, and relative, participating, optional and other special rights, summarized below.

        The Series A Preferred Stock will rank (i) senior and prior to our common stock and each other class or series of our equity securities, whether currently issued or issued in the future, that by its terms ranks junior to the Series A Preferred Stock (whether with respect to payment of dividends, rights upon liquidation, dissolution or the winding up of our affairs, or otherwise), (ii) on parity with each other class or series of our equity securities, whether currently issued or issued in the future, that does not by its terms expressly provide that it ranks senior to or junior to the Series A Preferred Stock and (iii) junior to each other class or series of our equity securities, whether currently issued or issued in the future, that by its terms ranks senior to the Series A Preferred Stock.

Comparison of Stockholder Rights Before and After the Closing

        The rights of our stockholders are currently governed by Delaware law and our certificate of incorporation and by-laws. At the closing, we will be amending and restating our certificate of incorporation and by-laws. As a result, the rights of our stockholders that remain our stockholders following the closing will be governed by Delaware law and our amended and restated certificate of incorporation and the amended and restated by-laws.

        This section of the proxy statement describes the material differences between the rights of our stockholders under our certificate of incorporation before and after the closing. For a description of the material changes to our by-laws, please see the section entitled "Other Agreements and Documents—Amended and Restated By-Laws."

        This section does not include a description of the provisions of our certificate of incorporation that will not be operative following the consummation of a business combination. This section does not include a complete description of all differences in the rights of our stockholders before and after the closing, nor does it include a complete description of the specific rights of our stockholders. Furthermore, the identification of some of the differences in the rights of our stockholders before and after the closing as material is not intended to indicate that other differences that may be equally important do not exist.

        All of our stockholders are urged to read carefully the relevant provisions of the DGCL, as well as our certificates of incorporation and by-laws, and the proposed amended and restated versions of each document.

Authorized Capital Stock:
Pre-Closing	Our authorized capital stock consists of:
100,000,000 shares of common stock, par value $0.0001 per share; and
1,000,000 shares of preferred stock, par value $0.0001 per share.
Post-Closing	Following the closing, our authorized capital will consist of:

235,000,000 shares of common stock, par value $0.0001 per share, of which 175,000,000 shares will be designated as Class A Common Stock and 60,000,000 shares will be designated as Class B Common Stock; and

40,000,000 shares of preferred stock, par value $0.0001 per share, of which 30,000,000 shares will be designated as Series A Preferred Stock, which if owned by ED&F Man or any of its affiliates will be convertible into shares of Class B Common Stock and otherwise into Class A Common Stock.
Election of Directors:
Pre-Closing
Our board of directors currently has six members, and is divided into three classes, with one of the three classes being elected each year, and each class serving three year terms. This is commonly referred to as a staggered board. The holders of our common stock have the right to vote for, and elect, one class of directors nominated for election at our annual meeting.
Post-Closing
The size of the board of directors immediately after the closing will be fixed at seven directors. Following the closing, we will continue to have a staggered board provided that, so long as holders of the Class B Common Stock do not exercise certain rights described below, only the directors elected by the holders of the Class A Common Stock will be divided into three classes with each class serving a three year term.

After the closing, the holders of our shares of Class B Common Stock, voting as a separate class, will have the right to elect three of the seven members of our board of directors, and the holders of our shares of Class A Common Stock, voting as a separate class, will have the right to elect four of the seven members of our board of directors, subject to the requirement that at all times at least 51% of the members of our board be independent of ED&F Man and its affiliates, and also subject in each case to increases and decreases in the size of our board and the number of shares of our common stock owned by ED&F Man and its affiliates. More specifically:
•
for so long as ED&F Man and its affiliates own at least 35% of the outstanding shares of our common stock, the holders of our Class B Common Stock, voting as a separate class, will have the right to elect three members of our board of directors, and the holders of our Class A Common Stock, voting as a separate class, will have the right to elect the other members;
•
in the event that, and for so long as, ED&F Man and its affiliates own less than 35% but at least 25% of the outstanding shares of our common stock, the holders of our Class B Common Stock, voting as a separate class, will have the right to elect two members of our board of directors, and the holders of our Class A Common Stock, voting as a separate class, will have the right to elect the other members;
•
in the event that, and for so long as, ED&F Man and its affiliates own less than 25% but at least 10% of the outstanding shares of our common stock, the holders of our Class B Common Stock, voting as a separate class, will have the right to elect one member of our board of directors, and the holders of our Class A Common Stock, voting as a separate class, will have the right to elect the other members;
•
in the event that, and for so long as, ED&F Man and its affiliates own less than 10% of the outstanding shares of our common stock, the holders of our Class B Common Stock will have no right to elect any members of our board of directors, all of whom will be elected by the holders of our Class A Common Stock, voting as a separate class; and
•
in the event that the size of our board of directors is increased or decreased, the rights to elect members of our board of directors described above will be adjusted proportionally so as to preserve as nearly as possible the ratio reflected above of the number of members elected by holders of our Class A Common Stock to the number of members elected by holders of our Class B Common Stock, provided that if this adjustment would give the holders of either class the right to elect a number of members that is not a whole number, that number will instead be rounded to the nearest whole number.

The calculation of the amount of outstanding shares of our common stock owned by ED&F Man and its affiliates for these purposes is to be made assuming that the shares of Series A Preferred Stock outstanding at the time of the calculation (including any shares of Series A Preferred Stock held in escrow pursuant to the stock escrow agreement) were converted into Class A Common Stock at the then-current conversion price immediately before the making of the calculation. For purposes of this section, ED&F Man's affiliates means affiliates other than us and our subsidiaries.

If any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) other than ED&F Man and its subsidiaries at any time acquires or proposes to acquire or publicly announces its intention to acquire 20% or more of our voting power, which we refer to as a "trigger event," the holders of our Class B Common Stock may elect to waive their rights to elect their own board members, whom we refer to as "ED&F Man directors," as described above by delivering to us a notice of that election, which we refer to as a "voting notice," within five business days of becoming aware of the trigger event.
If a voting notice is timely delivered to us, then:
•
The term of office of each ED&F Man director will become classified along with that of our other directors, each ED&F Man director will automatically become a member of the class of directors which was elected at the annual meeting of the Company held immediately prior to the date of the voting notice, which we refer to as the "last class," and each director who was a member of the last class prior to the date of the voting notice will automatically become a member of such class of directors as our board of directors determines in accordance with the procedures provided in our amended and restated certificate of incorporation and which we publicly announce in a press release issued no later than five days after the delivery of the voting notice; and
•
At any meeting of our stockholders after delivery of the voting notice at which the election of members of our board of directors is subject to a vote of our stockholders, the holders of our Class B Common Stock and the holders of our Series A Preferred Stock (voting on an as-converted basis) will vote together with the holders of our Class A Common Stock, and not separately by class or series, in the election of any member of our Board of Directors at any such meeting. However, in connection with any such vote, the greatest number of shares that ED&F Man and its affiliates will be permitted and deemed to vote will be equal to the lower of (i) the aggregate number of shares of our Class B Common Stock and Series A Preferred Stock owned by ED&F Man and its affiliates as of the record date for the election and (ii) that number of shares of Class B Common Stock and Series A Preferred Stock that together represent 35% of the votes cast in the election.

Vacancies on the Board of Directors:
Pre-Closing
Currently, any newly created directorships resulting from an increase in the number of directors and vacancies occurring in our board of directors for any reason whatsoever are filled by a vote of our board of directors. If the number of directors then in office is less than a quorum, these newly created directorships and vacancies may be filled by a vote of a majority of directors then in office. Any director elected to fill a vacancy will be elected until the next meeting of stockholders at which the election of directors is in the regular course of business, and until his successor has been elected and qualified.
Post-Closing
Following the closing, any vacancy on our board of directors occurring for any reason and any directorships resulting from any increase in the number of directors of our board of directors may be filled by a majority of the board of directors then in office, although less than a quorum, and any director elected to fill a vacancy or a newly created directorship will hold office until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal; provided, however, that:
•
any vacancy on our board of directors resulting from the death, resignation, removal or other departure of any director who was elected by the holders of the shares of Class A Common Stock is to be filled by the affirmative vote of a majority of the remaining directors who were previously elected by the holders of the shares of Class A Common Stock; provided that if no such directors remain, that vacancy is to be filled by the affirmative vote of the holders of a majority of the voting power of the shares of Class A Common Stock entitled to vote on the election of directors; and
•
any vacancy on our board of directors resulting from the death, resignation, removal or other departure of any director who was elected by the holders of the shares of Class B Common Stock is to be filled by the affirmative vote of a majority of the remaining directors who were previously elected by the holders of the Class B Common Stock; provided that if no such directors remain, that vacancy is to be filled by the affirmative vote of the holders of a majority of the voting power of the shares of Class B Common Stock entitled to vote on the election of directors.
Removal of Directors:
Pre-Closing	Currently, any director may be removed by a vote of the holders of a majority of the shares of our outstanding common stock, but only for cause.
Post-Closing
Following the closing, any director may be removed at any time upon the affirmative vote of the holders of at least a majority of the outstanding shares then entitled to vote at an election of directors; provided, that directors elected by holders of Class A Common Stock may only be removed for cause.

Whenever the holders of any class or series of shares of our capital stock are entitled to designate or elect one or more directors by a separate class or series vote pursuant to the provisions of our by-laws or certificate of incorporation, (i) these rights will apply with respect to a removal without cause, if permitted, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole and (ii) a holder or holders of shares of a class or series may only make a proposal for consideration at an annual meeting of stockholders in accordance with the procedures set forth in our by-laws with respect to removal of a director, with respect to a director that is designated or elected by the holders of such class or series of shares.

Any vacancy in our board of directors caused by any such removal may be filled at the meeting of stockholders at which the removal is effected (or in the written instrument effecting the removal, if the removal was effected by consent without a meeting) by the stockholders entitled to vote for the election of the director so removed.
Voting Power of Capital Stock:
Pre-Closing
Except as otherwise required by law or as otherwise provided in the terms of any class or series of stock having a preference over the common stock as to dividends upon liquidation, the holders of the common stock exclusively possess all voting power, and each share of common stock has one vote.
Post-Closing	Following the closing, we will have two classes of common stock, Class A Common Stock and Class B Common Stock, and one series of preferred stock, Series A Preferred Stock.

Except as otherwise described in the amended and restated certificate of incorporation, the voting power of our capital stock will be vested exclusively in our common stock. Holders of Class A Common Stock will have the right to vote for any amendment, alteration or repeal of any provision of the certificate of incorporation relating to the powers, preferences or rights of the Class A Common Stock. Similarly, holders of Class B Common Stock will have the right to vote for any amendment, alteration or repeal of any provision of the certificate of incorporation relating to the powers, preferences or rights of the Class B Common Stock.

Holders of shares of Series A Preferred Stock will not be entitled to vote on any matter submitted to a vote of our stockholders, but will be entitled to prior written notice of, and will be entitled to attend and observe, all special and annual meetings of our stockholders. In addition, for so long as any shares of Series A Preferred Stock are outstanding, we will not be able, without the prior written consent or affirmative vote of holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting separately as a single class, among other things, to:
•
amend, alter or repeal any provision of our certificate of incorporation or by-laws (by any means, including by merger, consolidation, reclassification or otherwise) so as to, or in a manner that would, adversely affect the preferences, rights, privileges or powers of the holders of our Series A Preferred Stock or in a manner inconsistent with the stockholders agreement to be entered into at closing by us and ED&F Man;
•
reclassify any common stock or any other security junior to the Series A Preferred Stock into shares or other securities having any preference or priority as to payment of dividends, or the distribution of assets or profits superior to, or on parity with, any such preference or priority of the shares of our Series A Preferred Stock;
•
create, increase the number of authorized shares of or issue, or obligate ourselves to issue, any class of equity securities or series of preferred stock, including any security convertible into or exchangeable or exercisable for any equity security, having any preference or priority superior to or on parity with the Series A Preferred Stock;
	•	increase the number of authorized shares of preferred stock or Series A Preferred Stock;
•
conduct an offer to repurchase shares of our common stock, other than the repurchase or redemption of warrants to purchase shares of Class A Common Stock (other than from our sponsor or any our officers or directors) for an aggregate purchase price not greater than $15.0 million; or
•
sell, convey, or otherwise dispose of or encumber all, or substantially all, of our assets, or enter into a transaction resulting in our acquisition by another person (except for any such transaction after which our stockholders would own more than half of the voting securities of the surviving entity or its parent and that would not entail a change in our certificate of incorporation or bylaws that would require the consent of the holders of the Series A Preferred Stock).
Dividends:
Pre-Closing
Except as otherwise provided by the DGCL, holders of our common stock are entitled to receive ratably, on a per share basis, dividends and distributions when and if declared by the board, and will share equally with all holders of our common stock on a per share basis in all such dividends and distributions.

Post-Closing	Except as otherwise provided by the DGCL and subject to certain restrictions described in the amended and restated certificate of incorporation and below, holders of our common stock will be entitled to receive ratably, on a per share basis, dividends and distributions when and if declared by the board, and will share equally with all holders of our common stock on a per share basis in all such dividends and distributions.

For a period of seven years following the closing, shares of Series A Preferred Stock will accrue dividends at the rate of $0.0344 per share per quarter. Holders of shares of Series A Preferred Stock will also be entitled to participate equally and ratably with the holders of our common stock in dividends and distributions paid on shares of our common stock as if, immediately prior to each record date for payment of such dividend or distribution, the shares of Series A Preferred Stock then outstanding were converted into shares of our common stock. No dividends will be payable to holders of our common stock, unless and until we have complied with our obligation to pay in full the quarterly dividend on shares of our Series A Preferred Stock.

With respect to any shares of Series A Preferred Stock held in escrow pursuant to the stock escrow agreement, any dividends declared on, and other distributions in respect to, those shares will accrue on our books and records, but will not be paid unless and until those shares are released from escrow upon the achievement by the combined company of the earnings or share price targets described in the section entitled, "Other Agreements and Documents—Stock Escrow Agreement," beginning on page 220 of this proxy statement. Any restrictions on dividends with respect to any Series A Preferred Stock held in escrow will be deemed to be waived by the holders thereof, and will have no effect with respect to those escrowed shares, so long as those shares are held in escrow.
Liquidation:
Pre-Closing
Currently, if we were to voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of our common stock would be entitled to receive all distributions made after the payment in full of all creditors.
Post-Closing
In the event we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, and to the extent any distribution is made after payment of the liquidation preference to the holders of outstanding shares of Series A Preferred Stock, as described below, holders of our common stock will share pro rata with holders of Series A Preferred Stock in any distribution after the payment in full of all creditors.

In the event of a liquidation, dissolution or winding above described above, the holders of shares of Series A Preferred Stock are, with respect to each share of Series A Preferred Stock, entitled to receive the greater of (i) $5.50 per share of Series A Preferred Stock, plus an amount equal to any accrued but unpaid quarterly dividends and (ii) at any time, the payment such holders would have received had such holders, immediately prior to our liquidation, dissolution or winding up, converted such shares of Series A Preferred Stock into shares of common stock, in each case before any payment or distribution is made or set apart for holders of shares of common stock. Neither a consolidation or merger, nor a sale or transfer of all or any part of our assets for cash, securities or other property is considered a liquidation, dissolution or winding up of our affairs.
Conversion Rights:
Pre-Closing	Shares of our common stock are not subject to conversion rights.
Post-Closing
A holder of Series A Preferred Stock will have the right, at any time and from time to time, to convert any or all of that holder's shares of Series A Preferred Stock into fully paid and non-assessable shares of our common stock. The conversion will initially be on a one-to-one basis. The conversion of shares of Series A Preferred Stock will be effected by a physical exchange of certificates. The amended and restated certificate of incorporation will contain a number of customary conversion adjustment provisions covering matters such as stock splits, reverse stock splits, mergers, reorganizations and recapitalizations. However, ED&F Man will be unable to exercise the conversion rights of its shares of Series A Preferred Stock if and to the extent that the conversion of those shares would result in ED&F Man and its affiliates owning more than 49.5% of the shares of our outstanding common stock.

In addition, if, at any time, any shares of Class B Common Stock cease to be owned beneficially or of record by ED&F Man or any of its affiliates, these shares will automatically convert into an equal number of shares of Class A Common Stock. If ED&F Man or any of its affiliates acquires beneficial ownership of shares of Class A Common Stock, these shares will automatically convert into an equal number of shares of Class B Common Stock.
We will not have any right to force the holders of Series A Preferred Stock to convert their shares of Series A Preferred Stock into shares of our common stock.
Redemption
Pre- and Post-Closing	Except with respect to the conversion rights of the holders of the IPO shares, shares of our capital stock are not, and will not be, subject to redemption rights.

Amendment to the Certificate of Incorporation:
Pre-Closing
The DGCL prescribes that any amendment to our certificate of incorporation must be approved by our board of directors in a resolution recommending that the amendment be approved by the holders of a majority of our outstanding common stock entitled to vote on the amendment, plus the approval of a majority of the outstanding stock of any class entitled to vote separately as a class on the amendment.

Other than with respect to certain amendments intended to be effective before the consummation of a business combination, the certificate of incorporation provides that we reserve the right to amend, alter, change or repeal any provision contained therein, in the manner now or thereafter prescribed by statute or therein, and all rights conferred upon stockholders therein are granted subject to this reservation.
Post-Closing
In addition to the procedures currently imposed under the DGCL, and the voting rights of the Series A Preferred Stock described above, following the closing, we may not amend, alter or repeal (whether by amendment, merger, consolidation or otherwise) any provision of the amended and restated certificate of incorporation relating to:
•
the powers, preferences and rights and any qualifications, limitations or restrictions of the Class A Common Stock, unless we first obtain an affirmative majority vote of the holders of the Class A Common Stock, voting as a separate class, in addition to any vote otherwise required by the amended and restated certificate of incorporation or by law;
•
the powers, preferences and rights and any qualifications, limitations or restrictions of the Class B Common Stock, unless we first obtain an affirmative majority vote of the holders of the Class B Common Stock, voting as a separate class, in addition to any vote otherwise required by the amended and restated certificate of incorporation or by law; or
•
the amendment of our by-laws, unless we first obtain an affirmative majority vote of the holders of our Class A Common Stock, voting as a separate class, and an affirmative majority vote of the holders of our Class B Common Stock, voting as a separate class.

Amendment to our By-Laws:
Pre-Closing
Our current by-laws provide that, except as set forth therein, our board of directors has the power to amend, repeal or adopt by-laws by a majority vote of directors. In addition, except as otherwise permitted by law, any by-law adopted by our board of directors may be amended or repealed at a stockholders' meeting by a vote of the holders of a majority of the shares entitled, at that time, to vote for the election of directors. If any by-law regulating any impending election of directors is adopted, amended or repealed by our board of directors, we will include in the notice of the next meeting of stockholders for the election of directors the by-law so adopted, amended or repealed, together with a concise statement of the changes made.
Post-Closing
The amended and restated certificate of incorporation provides that our board of directors is expressly authorized to make, alter, amend and repeal the by-laws as described above, subject to the power of our stockholders to make, alter, amend or repeal the by-laws, but that Section 9.1 (Power to Amend) and Articles II (Meetings of Stockholders) and III (Directors) of the by-laws may be amended or repealed, and new by-laws may be adopted that would supersede, limit or otherwise alter the affect of these sections, only (i) by our board of directors by a vote of the directors that includes the affirmative votes of a majority of the directors elected by the holders of our Class A Common Stock and a majority of the directors elected by the holders of our Class B Common Stock, and (ii) by our stockholders at an annual or special meeting called for such purpose by the affirmative votes by holders of at least a majority of the voting power of our Class A Common Stock and by holders of at least a majority of the voting power of our Class B Common Stock.

Certain Effects of the Proposal

        If our stockholders approve the certificate of incorporation amendment proposal and the amended and restated certificate of incorporation is filed with the Secretary of State of the State of Delaware, we will be able to issue additional shares of capital stock (up to the number of authorized shares) without further stockholder action, except as required by law, regulation or applicable listing requirements and subject to the approval rights granted to ED&F Man under the stockholders agreement to be entered into by ED&F Man and us at the closing, and as described in the section entitled "Other Agreements and Documents—Stockholder's Agreement," beginning on page 222 of this proxy statement.

        Furthermore, in some instances, the issuance of additional shares of capital stock could have a dilutive effect on our earnings per share and on the equity and voting power of existing securities holders of our capital stock. It could also adversely affect the market price of our capital stock.

Possible Anti-Takeover Effects and Other Provisions

        Although our board of directors has no present intention of issuing any additional shares of capital stock as an anti-takeover step, the issuance of additional shares of capital stock could be used to create impediments to or otherwise discourage persons attempting to gain control of our company. For example, the issuance of additional shares could be used in a manner that would dilute the voting power of shares then outstanding. Shares of capital stock could also be issued to persons or entities that would support the board of directors in opposing a takeover bid that the board determines to be not in our best interests, nor in the best interests of our stockholders.

        The amended and restated certificate of incorporation provides for a classified board of directors. A classified board of directors may also serve to deter hostile takeovers or proxy contests because a person could only seek to change, in any given year, no more than one-third of the members of the board of directors entitled to be elected by the holders of our Class A Common Stock. However, these provisions or measures may limit the ability of our stockholders to sell their shares at a premium over the then current market price by discouraging a third party from seeking to obtain control of us.

Effective Date

        If approved by our stockholders, the amended and restated certificate of incorporation would become effective upon its filing with the Secretary of State of the State of Delaware, which we expect to occur promptly after the stockholder vote on the amendment and concurrently with the closing.

Vote Required

        The approval of the certificate of incorporation amendment proposal will require the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote at the annual meeting.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
OUR STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE
CERTIFICATE OF INCORPORATION AMENDMENT PROPOSAL.

PROPOSAL NO. 3. THE ELECTION OF DIRECTORS PROPOSAL

        In connection with the business combination, our stockholders are also being asked to elect the following individuals, whom we refer to as the "director nominees," to serve as the seven members of our board of directors:

Nominees for Director

Name	Age	Current Position	Class
Francis P. Jenkins, Jr.	66	Chairman, Chief Executive Officer and Director of Shermen	III
G. Kenneth Moshenek	57	President, Chief Operating Officer and Director of Shermen	II
Peter J. M. Harding(1)	54	Effective Managing Director of Westway	III
Philip A. Howell	50	Chief Financial Officer and Chief Operating Officer of ED&F Man	n/a
James B. Jenkins	50	Managing Director of ED&F Man's commodities services division	n/a
John E. Toffolon, Jr.	58	Chief Financial Officer and Director of Shermen	I
Gregory F. Holt	62	Chairman and Chief Executive Officer of Daybrook Holdings Inc. and Daybrook Fisheries Inc.	n/a

(1)
Mr. Harding is currently Managing Director of the division of ED&F Man that includes Westway.

        Effective upon the consummation of the business combination; (i) our six existing directors will resign, (ii) the size of our board of directors will be increased to seven members pursuant to our amended and restated certificate of incorporation and (iii) if elected, the nominees for Class I Director, Class II Director and Class III Director will serve as the members of our board of directors from and after the closing until our annual meeting of stockholders in 2010, 2011 and 2012, respectively, and the other nominees will serve until our annual meeting of stockholders in 2010, or until their successors are elected and qualified.

        Pursuant to our proposed amended and restated certificate of incorporation, following the closing, the holders of our Class A Common Stock will be entitled to elect four members of our board of directors and the holders of our Class B Common Stock will be initially entitled to elect three members of our board of directors. Messrs. Francis Jenkins, Jr., Moshenek, Harding and Toffolon will be designated as the four directors elected by the holders of our Class A Common Stock who will be divided into classes, as set forth above, and Messrs. Howell, James Jenkins and Holt will be designated as the three directors elected by the holders of our Class B Common Stock.

        Our board of directors has determined that, upon election to our board of directors upon the consummation of the business combination, Messrs. Francis Jenkins, Jr., Moshenek, Toffolon and Holt will be the independent directors of the combined company and independent of ED&F Man. Our board of directors has determined that Messrs. Harding, Howell and James Jenkins will not be considered independent.

        Proxies cannot be voted for a greater number of persons than the nominees named. In the event any nominee is unable or unwilling to serve as a director at the time of the annual meeting, the proxies may be voted for the balance of those nominees named and for any substitute nominee designated by the present board of directors or the proxy holders to fill such vacancy or for the balance of those nominees named without nomination of a substitute.

        Biographical information concerning the director nominees is set forth below.

        FRANCIS P. JENKINS, JR. has served as our Chairman, Chief Executive Officer and director since our inception. Mr. Jenkins served as the Chairman of the Board and Chief Executive Officer of Royster-Clark, Inc., a retailer and wholesale distributor of mixed fertilizer, fertilizer materials, seed, crop protection products and agronomic services to farmers, from January 1994 to 2006. From 1988 until 1994, Mr. Jenkins served in various capacities on the board of directors for Royster-Clark, Inc. From 1988 to 1992, he served as Chairman of the Board of Royster-Clark, Inc. From 1979 to 1988, Mr. Jenkins was employed by The First Boston Corporation where he was one of the four members of the Executive Committee, co-managed First Boston's Equity Capital Investments and was the Principal Financial Officer. Prior to that position, he had responsibility for all security sales, trading and research, as well as holding positions as a Managing Director and a member of the Management Committee. Mr. Jenkins currently serves on the Board of Trustees of Babson College, as the Chairman of its Alumni and Development Committee and as a member of the Executive Committee of the Board.

        G. KENNETH MOSHENEK has served as our President, Chief Operating Officer and director since our inception. Mr. Moshenek served as the President of Unity Envirotech LLC, a company servicing the commercial fertilizer and municipal wastewater markets, from October 2007 to December of 2007. Mr. Moshenek served as the President and Chief Operating Officer of Royster-Clark, Inc., a retailer and wholesale distributor of mixed fertilizer, fertilizer materials, seed, crop protection products and agronomic services to farmers, from December 1997 to February 2006. Mr. Moshenek has served as Chief Operating Officer since 1995 and was a director from August 1997 until April 1999 of Royster-Clark, Inc. From August 1997 until April 1999 he served as Chief Investment Officer of Royster-Clark, Inc. Prior to that he held several positions during his tenure with Royster-Clark, Inc. including Senior Vice President of Sales and Marketing, from September 1994 until July 1995, Vice President and Divisional Sales Manager from 1992 until September 1994 and a Division Manager from 1990 to 1992. Mr. Moshenek joined W.S. Clark & Sons, Inc. in 1981. Mr. Moshenek has been involved in the fertilizer industry since 1976. Mr. Moshenek formerly served on the Board of Directors of The Fertilizer Institute and was a member of the Board's Executive Committee and served as chairman of the distributors council. He also formerly served on the Board of Directors of the Agricultural Retailers Association the Foundation of Agronomic Research and the Fertilizer Roundtable.

        PETER J. M. HARDING currently serves as Managing Director of ED&F Man's Molasses & Palm Oil Trading, Feed Products, Third Party Storage, Biofuels Division. He has served in this capacity since 2003. Mr. Harding also serves on the Executive Committee of ED&F Man. Mr. Harding joined ED&F Man in June 1995. A British citizen presently residing in New Orleans, Louisiana, Mr. Harding has diverse career experience beginning in 1972 as a Sugar Trader with Tate and Lyle Sugars. His accomplishments include Vice President of Sales & Marketing of Refined Sugars, Inc. from 1985 to 1989, CEO of Savannah Cocoa, Inc. from 1992 to 1995, CEO of ED&F Man North American Cocoa Processing Group from 1995 to 1997, CEO of Westway Holdings Corporation from 1997 to 2006 and President of Westway Terminal Company Inc. from 2001 to 2004. During his tenure as CEO of Westway Holdings Corporation, Mr. Harding was responsible for management of the three commercial entities within Westway: Westway Terminal Company, Westway Feed Products and Westway Trading Corp. Additionally, Mr. Harding owned and managed an asset management firm and commodity fund during the late 1980's and early 1990's. In 1985, Mr. Harding attended the Harvard Business School program for Management Development.

        PHILIP A. HOWELL currently serves as Chief Financial Officer and Chief Operating Officer of the ED&F Man group. He has served in these capacities since March 2000 and July 2007, respectively. Mr. Howell has also served on ED&F Man's audit committee since 2001. Mr. Howell joined ED&F Man in 1990 as finance director of ED&F Man's futures brokerage business. Mr. Howell qualified as a chartered accountant with Coopers & Lybrand before working for two years with Security Pacific Hoare Govett in its financial control function.

        JAMES B. JENKINS currently serves as Managing Director of ED&F Man's Commodity Services Division, an integrated research, brokerage and risk management operation, and as a member of ED&F Man's Executive Committee. Prior to his role at ED&F Man Commodity Services, Mr. Jenkins was President of ED&F Man Cocoa, Inc., a merchant of cocoa beans and released products. Mr. Jenkins has 26 years of service in the soft commodities industry. Mr. Jenkins has served as a member of the New York Board of Trade's Cocoa and Control Committees, and as chairman of the board of directors of the Cocoa Merchants' Association of America, as well as on a number of the Association's committees. Mr. Jenkins is not related to Francis P. Jenkins, Jr., our chairman and chief executive officer.

        JOHN E. TOFFOLON, JR. has served as our director since our inception and as our Chief Financial Officer since August 3, 2006. Mr. Toffolon has been an active independent investor and consultant since his resignation from Nomura Holdings, a holding company, in 2001. He started his career in 1973 as a member in the Management Training Program of the Federal Reserve Bank of New York, as the Bank Supervisor function rotating through various analyst positions. In 1978, Mr. Toffolon joined the investment banking firm of Blyth Eastman Dillon as a Vice President in its Capital Markets subsidiary, Blyth Capital Markets Inc. Shortly after the company's acquisition by Paine-Webber. In 1979, Mr. Toffolon accepted an offer to join The First Boston Corporation to manage its Fixed-Income Credit Department. Mr. Toffolon served as Managing Director of The First Boston Corporation since 1986 and subsequently served as its Chief Financial Officer until 1990. In November 1992, Mr. Toffolon joined Nomura Holding America Inc. (holding company), and Nomura Securities International (broker-dealer) as Executive Managing Director and Chief Financial Officer. He was also a member of the Board of Directors of both companies. Mr. Toffolon has served as the Lead Independent Director of The Cowen Group Inc., which together with its subsidiaries operates as investment bank, since September 14, 2006, and in that capacity serves as Chairman of the Audit Committee of the Board and a member of its Compensation Committee. Mr. Toffolon has served as Chairman of the Board of Cowen Group Inc. since July 15, 2008.

        GREGORY F. HOLT has served as the founding Principal, Chairman and Chief Executive Officer since inception in 1990 of Daybrook Holdings Inc. and Daybrook Fisheries Inc., a North American/Dutch owned Menhaden fishmeal and fish oil production company headquartered in Louisiana. Prior to that, from 1969 to 1985 he served as a senior officer of International Proteins Corporation, an American Stock Exchange listed company engaged in the production of fishmeal, fish oil and frozen shrimps in Peru, Chile, Panama and Canada and the trading of various agri-products, protein meals and feedstuffs. In 1985 he founded his own trading, shipping and financing firm, ultimately raising the capital necessary to commence the operations of the Daybrook companies. He has served on numerous industry boards and trade associations, including National Fisheries Institute and The International Fishmeal and Fish Oil Association, and is a past Co-Chairman of the Rutgers University Marine Aquaculture Funding Task Force. Mr. Holt has served as an advisor/investor in various capital asset commodity transactions designed to acquire strategic manufacturing capacity in these core businesses in Latin America and import/export commodity terminal distribution operations in the United States. Mr. Holt, a United States citizen, was born in the United Kingdom and moved to the United States in 1969.

Vote Required

        The seven directors to be elected at the annual meeting as part of the election of directors proposal will be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy and entitled to vote. This means that the seven nominees who receive the largest number of votes cast "FOR" will be elected as directors. Votes may be cast "FOR" or "AGAINST" or may be withheld for each nominee. An abstention or a broker non-vote will have no effect on the outcome of the election.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE "FOR" THE ELECTION OF ALL SEVEN OF THE NOMINEES FOR DIRECTOR NAMED ABOVE.

CORPORATE GOVERNANCE

Board of Directors

        Our business and affairs are overseen by our board of directors pursuant to the DGCL, our certificate of incorporation and our by-laws. The members of our board of directors are kept informed of our business through discussions with our chairman and chief executive officer, and with key members of management, by reviewing materials provided to them and by participating in board meetings. We have a classified or "staggered" board, which means that members of our board of directors are divided into three classes, elected for terms of three years each, with one class of directors elected each year.

        Upon the consummation of the business combination, our six existing directors will resign and the size of our board of directors will be increased to seven members pursuant to our amended and restated certificate of incorporation. Pursuant to our proposed amended and restated certificate of incorporation, following the closing, the holders of our Class A Common Stock will be entitled to elect four members of our board of directors in three classes and the holders of our Class B Common Stock will be entitled to elect three members of our board of directors. Messrs. Francis Jenkins, Jr., Moshenek, Harding and Toffolon will be designated as the four directors elected by the holders of our Class A Common Stock, Mr. Toffolon will be a Class I Director and will serve until our 2010 annual meeting of stockholders, Mr. Moshenek will be a Class II Director and will serve until our 2011 annual meeting of stockholders and Messrs. Francis Jenkins, Jr. and Harding will be Class III Directors and serve until our 2012 annual meeting of stockholders. Messrs. Howell, James Jenkins and Holt will be designated as the three directors elected by ED&F Man and or its affiliates, as the sole holders of our Class B Common Stock.

Director Independence

        Assuming our securities are approved for listing on Nasdaq following the consummation of the business combination, we will adhere to Nasdaq listing standards in determining whether a director is independent. The Nasdaq listing standards define an "independent director" as a person, other than an executive officer or employee of a company or any other individual having a relationship which, in the opinion of the issuer's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        Under the Nasdaq listing standards, the following persons will not be considered independent:

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  a director who is, or at any time during the past three years was, employed by the company;

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  a director who accepted or who has a family member who accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence (other than compensation for board or board committee service, compensation paid to a family member who is an employee (other than an executive officer) of the company), or benefits under a tax-qualified retirement plan, or non-discretionary compensation);

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  a director who is a family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

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  a director who is, or has a family member who is, a partner in, or a controlling stockholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more (other than payments arising solely from investments in the company's securities; or payments under non-discretionary charitable contribution matching programs);

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  a director of the issuer who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the issuer serve on the compensation committee of such other entity; or

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  a director who is, or has a family member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years.

        Although Messrs. Francis Jenkins, Jr., Moshenek and Toffolon currently serve as executive officers and directors of Shermen, they have received no compensation for their service as such, have served only to facilitate a business combination and will be resigning as executive officers upon the closing of the business combination. Nasdaq has provided that, for non-employee executive officers and directors of special purpose acquisition companies that meet these criteria, those executive officers and directors will not be deemed to be non-independent solely based upon such individuals' service as executive officers or directors of a special purpose acquisition company prior to its consummation of a business combination.

        Consistent with these considerations, our board of directors has determined that, upon election to our board of directors upon the consummation of the business combination, Messrs. Francis Jenkins, Jr., Moshenek, Toffolon and Holt will be the independent directors of the combined company. Our board of directors has determined that Messrs. Harding, Howell and James Jenkins will not be considered independent.

Attendance at Meetings

        During our last fiscal year, our board of directors held two meetings. Our board members are expected to attend all board of directors and stockholders' meetings and meetings of any committee to which they have been appointed. No director attended fewer than 75% of the aggregate of the total number of meetings of the board of directors and the total number of meetings held by all committees of the board of directors on which that director served.

Code of Business Conduct and Ethics

        Our board of directors will adopt, as of the consummation of the business combination, a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries. A copy of the code of ethics will be posted on the combined company's website.

Stockholder Communications with the Board of Directors

        We make every effort to ensure that the views of our stockholders are heard by our board or directors or individual directors, as applicable. Stockholders may communicate with the board of directors, any of its constituent committees or any member thereof by means of a letter addressed to the board of directors, its constituent committees or individual directors.

        All stockholder communications must: (i) be sent to our Corporate Secretary at the address set forth in this proxy statement; (ii) be in writing; (iii) be signed by the stockholder sending the communication, (iv) indicate whether the communication is intended for the entire board of directors, a committee of the board of directors or an individual director; and (v) if the communication relates to a stockholder proposal or director nominee, contain the information required to be provided in connection with any such proposal or nomination by our existing by-laws, which is described below.

        If the communication relates to a stockholder proposal, the communication must include:

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  a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;

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  the name and address, as they appear on our books, of the stockholder proposing such business;

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  the class and the number of shares of our stock which are beneficially owned by the stockholder; and

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  a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection which such business and any material interest of the stockholder in such business.

        If the communication relates to a director nomination, the communication must set forth:

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  as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named as a nominee and to serving as a director if elected); and

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  as to the stockholder giving the notice (i) the name and address, as they appear on our books, of such stockholder, (ii) the class and number of shares of our stock which are beneficially owned by such stockholder and (iii) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with such nomination and any material interest of such stockholder in such nomination.

        Upon receipt of a stockholder communication that is compliant with the requirements identified above, our Corporate Secretary will promptly deliver that communication to the board of directors or the committee or member(s) identified by the stockholder as the intended recipient of such communication.

        The Corporate Secretary may, in his or her sole discretion and acting in good faith, provide copies of any such stockholder communication to any one or more of our directors and executive officers, except that in processing any stockholder communication addressed to our independent directors, our Corporate Secretary may not copy any member of management in forwarding such communication to such directors.

Nomination of Directors

        We do not currently have a standing nominating committee or committee performing similar functions. Our board of directors performs the duties that would normally be performed by a nominating committee. Our board of directors believes that, given our lack of operations, its current members have sufficient knowledge and experience necessary to fulfill the duties and obligations of the nominating committee.

        Our board of directors does not have an established policy for the qualification, identification, evaluation or consideration of director candidates. It does not believe that a defined policy with regard to the qualification, identification, evaluation or consideration of candidates recommended by stockholders is necessary at this time due to our lack of operations and the fact that we have not received any stockholder recommendations in the past. We do, however, accept stockholder recommendations for nominations of directors from any stockholder who is a stockholder of record at the time of such nomination is made, and who shall be entitled to vote for the election of directors at the meeting to which the director nomination relates. Any stockholder wishing to nominate an individual for service on our board of directors is required to provide the items and information set forth above under "Stockholder Communications with the Board of Directors."

        Following the business combination, our board of directors will designate a nominating committee with the powers and responsibilities set forth below.

Committees of the Board of Directors

  Audit Committee

        Following the consummation of the business combination, our board of directors will designate an audit committee. Our existing audit committee, which is established in accordance with Section 3(a)(58)(A) of the Exchange Act met a total of four times during the last fiscal year. The members of the audit committee will be independent, as that term is used in Section 10A(m)(3) of the Exchange Act and the Nasdaq listing standards.

        The primary function of the audit committee is to assist the board of directors in monitoring (1) the quality and integrity of our financial statements, (2) our independent accountants' qualification and independence, (3) the performance of our internal audit function, if any, and independent accountants and (4) our compliance with legal and regulatory requirements. The audit committee will have a charter that will be provided on our website. The audit committee's primary duties and responsibilities are, among other things, to:

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  review the quality and integrity of the combined company's financial reporting processes, both internal and external;

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  review and approve all related party transactions as defined by the SEC Rules, including (i) transactions involving potential conflicts of interest with corporate officers and directors, (ii) transactions involving any immediate family members of any corporate officers and directors and (iii) any other related party transactions;

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  annually review major issues regarding the combined company's auditing and accounting principles and practices and its presentation of financial statements, including the adequacy of internal controls and special audit steps adopted in light of material internal control deficiencies;

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  review all analyses prepared by management and the independent accountants of significant financial reporting issues and judgments made in connection with the preparation of the combined company's financial statements, including an analysis of the effect of alternative generally accepted accounting principle methods on the combined company's financial statements;

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  review and discuss with management and the independent accountants the combined company's annual audited financial statements and quarterly financial statements and related footnotes and any certification, report, opinion or review rendered by the independent accountants, considering, as appropriate, whether the information contained in these documents is consistent with the information contained in the financial statements and whether the independent accountants and legal counsel are satisfied with the disclosure and content of such documents;

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  review any restatements of financial statements that have occurred or were recommended;

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  interview and retain the combined company's independent accountants, considering the accounting firm's independence and effectiveness, and approve the engagement fees and other compensation to be paid to the independent accountants;

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  approve, in advance of the work being performed, the scope of all audit and permissible non-audit services of the independent accountants and discuss planning and staffing of the audit;

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  evaluate, on an annual basis, the independent accountants' qualifications, performance and independence;

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  periodically consult with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of the organization's financial statements; and

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  periodically discuss with the combined company's chief executive officer and chief financial officer (a) the effectiveness and adequacy of the combined company's system of internal controls and any significant deficiencies in the design or operation of the internal controls that could adversely affect the combined company's ability to record, process, summarize and report financial data and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the combined company's internal controls.

  Nominating Committee

        Effective upon the consummation of the business combination, our board of directors will designate a nominating committee. The members of the nominating committee will be independent, as that term is used in the Nasdaq listing standards.

        The nominating committee is charged with assisting our board of directors in its selection of individuals as nominees for election to the board of directors at annual meetings of our stockholders and filling any vacancies or newly created directorships on our board of directors.

        The nominating committee will have a charter that will be provided on our website. The nominating committee's primary duties and responsibilities will include, but will not be limited to:

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  developing and revising, from time to time, selection criteria for director nominees to be voted on by the holders of Class A Common Stock of the Company;

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  seeking, interviewing and screening individuals qualified to become directors for recommendation to the board of directors;

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  recommending to the board of directors, for its selection, those qualified individuals that the committee deems appropriate as nominees for election by the holders of our Class A Common Stock to the board of directors at the next annual meeting of the stockholders or to fill any vacancies or newly created directorships on the board of directors;

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  evaluating the qualifications of nominees submitted by the holders of shares of our Class A Common Stock using the same selection criteria the committee uses to evaluate other potential nominees; and

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  considering, developing and recommending to the board of directors policies regarding the size and composition of the board of directors.

  Compensation Committee

        Following the consummation of the business combination, our board of directors will designate a compensation committee. The members of the compensation committee will be independent, as that term is used in the Nasdaq listing standards.

        The purpose of the compensation committee will be to discharge our board of directors' responsibilities in respect of compensation of the combined company's executive officers, including approving individual executive officer compensation, oversight of the combined company's overall compensation and benefit philosophies, production of an annual report on executive compensation for inclusion in the combined company's proxy statement and administration of the combined company's incentive compensation plans, including authority to make and modify awards under such plans. The compensation committee shall have the resources and authority to delegate its duties and responsibilities.

        The compensation committee has a charter that will be provided on our website. The compensation committee's primary duties and responsibilities will include, but will not be limited to:

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  reviewing, from time to time, our philosophy regarding executive compensation;

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  recommending to the board of directors for approval annual performance criteria, including long-term and short-term goals, for the chief executive officer and reviewing the chief executive officer's performance against such established criteria;

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  determining and approving all compensation arrangements of our executive officers (other than the chief executive officer);

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  reviewing and recommending to the board of directors for approval all compensation arrangements of the chief executive officer;

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  determining which employees are "executive officers" whose compensation is subject to the review and approval of the committee, and reviewing, in its discretion, the compensation of employees who are not executive officers;

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  making recommendations to the board of directors concerning adopting and amending incentive compensation plans applicable to executive officers generally and equity compensation plans, benefit plans and retirement plans for all employees;

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  fixing and determining awards to officers and employees of stock, stock options, stock appreciation rights and other equity interests pursuant to any equity compensation plans from time to time in effect and exercising such other power and authority as may be permitted or required under such plans;

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  establishing and periodically reviewing policies concerning perquisite benefits; and

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  reviewing and discussing with our chief executive officer and chief financial officer the Compensation Discussion and Analysis required to be included in our annual report or proxy statement filed with the SEC and recommending to the board of directors that that information be included in the annual report or proxy statement.

Compensation Committee Interlocks and Insider Participation

        In accordance with Nasdaq listing standards, we will maintain a compensation committee composed solely of independent directors. The independent directors do not have any interlocking relationships with us.

Description of Auditor's Services and Fees

  Auditor's Services

        Rothstein, Kass & Company, P.C., which we refer to as "Rothstein," served as our independent registered public accounting firm for the fiscal year ended December 31, 2008, and we anticipate that they will remain our independent registered public accounting firm until the consummation of the business combination. Following the consummation of the business combination, we intend to retain Ernst & Young LLP, which we refer to as "Ernst & Young," as the combined company's independent registered public accounting firm. Ernst & Young currently serves as Westway's independent auditor.

        As a result of this anticipated change in independent registered public accounting firm, we have neither selected nor recommended to our stockholders for election, approval or ratification either of these entities for the current fiscal year.

        Representatives of both Rothstein and Ernst & Young are expected to be present at the annual meeting, will have the opportunity to make a statement if they so choose, and are expected to be available to respond to questions.

  Audit Fees

        The aggregate fees billed by Rothstein for professional services rendered for the audit of our annual financial statements for each of the last two fiscal years, and the reviews of the financial statements included in our quarterly reports on Form 10-Q for those years were approximately $120,000.

  Audit Related Fees

        Other than the fees described under the caption "Audit Fees" above, Rothstein did not bill any fees for services rendered to us during the last two fiscal years for assurance and related services in connection with the audit or review of our financial statements.

  Tax Fees

        There were no fees billed by Rothstein for professional services rendered during the last two fiscal years for tax compliance, tax advice, and tax planning.

  All Other Fees

        The fees billed by Rothstein for professional services rendered for the audit of our balance sheet at May 30, 2007 included in our current report on Form 8-K, which was filed on June 5, 2007 and for services performed in connection with our registration statement on Form S-1, which was filed in connection with our initial public offering in 2007, were approximately $70,000.

  Audit Committee Approval

        Our audit committee pre-approved all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our board of directors. In accordance with Section 10A(i) of the Exchange Act, before we engage our independent registered public accounting firm to render audit or non-audit services, the engagement is approved by our audit committee.

Report of the Audit Committee of the Board of Directors

  Membership and Role of the Audit Committee

        Our board of directors has designated an audit committee consisting of John E. Toffolon, Jr., Joseph F. Prochaska and Donald D. Pottinger. Our board of directors has not yet designated any individual as the audit committee's financial expert.

        The oversight functions of the audit committee include, among other things:

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  appointing our independent auditor;

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  reviewing the external audit plan and the results of the auditing engagement;

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  reviewing the internal audit plan and the results of the internal audits;

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  ensuring that management has maintained the reliability and integrity of our accounting policies and our financial reporting and disclosure practices;

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  reviewing the independence and performance of our internal audit function and independent registered public accounting firm; and

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  reviewing the adequacy of our system of internal control and compliance with all applicable laws, regulations and corporate policies.

  Review of Our Financial Statements

        Our management has responsibility for preparing our financial statements, and our independent auditor Rothstein, is responsible for auditing those financial statements. In this context, as part of its oversight of our financial statements, the audit committee has met with management and Rothstein to review and discuss all of our annual and quarterly financial statements prior to their issuance. This process includes an assessment of the quality, not just the acceptability, of the accounting principles utilized, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the financial statements. During the 2008 fiscal year, our management represented to the audit committee that the financial statements were prepared in accordance with generally accepted accounting principles.

        The audit committee discussed with Rothstein the matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU §380), as currently in effect, and the Sarbanes-Oxley Act of 2002, and had the opportunity to ask Rothstein questions relating to such matters. With and without management present, the audit committee also reviewed and discussed the results of Rothstein's examination of the annual financial statements. The audit committee also discussed with our management the process for certifications by our chief executive officer and chief financial officer, which is required by the SEC and the Sarbanes-Oxley Act of 2002 for certain of our filings with the SEC.

        The audit committee reviewed and discussed with Rothstein, Rothstein's independence and, as part of that review, received the written disclosures required by applicable professional and regulatory standards relating to Rothstein's independence pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as currently in effect. These written disclosures included a formal written statement from Rothstein to the audit committee describing all relationships between it and us that might bear on the auditors' independence from us and our management. The audit committee also reviewed and pre-approved all fees paid to the independent auditors. For additional information about the fess paid to Rothstein for services from our inception, and for the 2008 fiscal year, please see the section above entitled "-Description of Auditors' Services and Fees." The audit committee considered whether Rothstein's provision of audit and non-audit services to us was compatible with its independence. The audit committee also discussed with management and Rothstein any relationships that might have impacted or may impact the auditors' objectivity and independence. The audit committee concluded that Rothstein is independent from us and our management.

        The audit committee's meetings include, whenever appropriate, executive sessions with Rothstein and with our internal auditor, in each case without the presence of our management, to raise and discuss any issues or concerns that they may have had about the adequacy and proper, timely functioning of our control, reporting, disclosure and compliance systems and procedures.

        In performing all of these functions, the audit committee acted and continues to act only in an oversight capacity on behalf of the board of directors. In its oversight role, the audit committee necessarily relies on the procedures, work and assurances of our management, which has the primary responsibility for financial statements and reports, and of Rothstein, who, in its report, expresses an opinion on the conformity of our audited financial statements to accounting principles generally accepted in the United States of America.

        In reliance on the reviews and discussions referred to above, the audit committee recommended to our board of directors, and our board of directors has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, for filing with the SEC. The Audit Committee also has retained Rothstein as our independent auditors for the fiscal year 2009.

Submitted by The Audit Committee of Shermen WSC Acquisition Corp. John E. Toffolon, Jr. Joseph F. Prochaska Donald D. Pottinger

        The foregoing Report of the Audit Committee does not constitute soliciting material and should not be deemed filed with the SEC or incorporated by reference into any of our prior or future filings under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically incorporate this Report by reference therein.

DIRECTOR COMPENSATION

        Following the business combination, we expect the combined company's board of directors to adopt a compensation program for our directors that is appropriate and competitive with those offered by similarly situated public companies.

EXECUTIVE COMPENSATION

Information Concerning Executive Officers

Name	Age	Current Position
Thomas Masilla	62	Interim Service with Westway
Wayne N. Driggers	53	President, Westway Terminal Company, Inc.
Bryan Shoemaker	51	President, Westway Feed Products Inc.

        Upon consummation of the business combination, Mr. Harding will serve as our chief executive officer, Mr. Masilla will serve as our chief financial officer, Mr. Driggers will serve as president of the bulk liquid storage business and Mr. Shoemaker will serve as president of the liquid feed supplements business. Biographical information concerning these individuals, is set forth below.

        THOMAS MASILLA was appointed to provide interim financial advice to Westway in January 2009. Mr. Masilla previously served as President of Revenue Properties U.S. from November 2006 to December 2007. From November 2005 to November 2006, Mr. Masilla served as President and Principal Executive Officer of Sizeler Property Investors, Inc., a publicly traded REIT, which was acquired by Morguard Corporation and its subsidiary, Revenue Properties Limited of Canada, in November 2006. Prior to his service as President and Principal Executive Officer, Mr. Masilla served as Sizeler's Vice Chairman, President & Chief Operating Officer. Additionally, Mr. Masilla served as Sizeler's Chief Financial Officer from 1996 to 1999. Mr. Masilla is a certified public accountant and has over thirty-five years of executive and financial management experience in publicly traded real estate and commercial banking entities. Mr. Masilla holds a Bachelor's degree in Accounting and a Master of Business Administration degree from Loyola University in New Orleans.

        WAYNE N. DRIGGERS has served as the President of Westway's bulk liquid storage business since 1992. Prior to that, Mr. Driggers served as Vice President. Mr. Driggers has been with Westway for 17 years. Prior to his service with Westway, Mr. Driggers served as President of Liquid Transfer Terminals, Inc. in 1991 and as Vice President with McKenzie Tank Lines, Inc. from 1981 to 1989. From 1989 to 1991 he served as a General Manager with Powell Duffyn Terminals, a British public corporation. Mr. Driggers has also been previous employed in management positions with Florida Rock & Tank Lines from 1977 to 1979 and with Seminole Refining Inc. from 1979 to 1981. Mr. Driggers serves on the board of directors of the International Liquid Terminals Association, and served as Chairman of the Board in 2008.

        BRYAN SHOEMAKER has served as the President of Westway's liquid feed supplements business since 1997. Prior to that, he served as General Manager of ED&F Man's Westway Trading's value added product group. Mr. Shoemaker has been with Westway for a total of 19 years. Prior to his service with Westway, Mr. Shoemaker served as General Manager of Mesa Feed Inc. from 1985 to 1989, where he oversaw the construction of two new liquid feed plants in New Mexico, and had responsibility for all aspects of the business. Mr. Shoemaker oversaw the sale of Mesa Liquid Feed Co., a company which he had founded in 1979, to Mesa Feed Inc. in 1985. Mr. Shoemaker received a Bachelor of Science Degree in Agricultural Sciences from New Mexico State University in May 1979.

COMPENSATION DISCUSSION AND ANALYSIS

        The following compensation discussion and analysis may contain statements regarding corporate performance targets and goals. These targets and goals are disclosed in the limited context of our and Westway's historic compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

        The subject matter of this compensation discussion and analysis relates primarily to compensation paid to executives of Westway during 2008. It is anticipated that the executive officers of Westway, Messrs. Harding, Driggers and Shoemaker, will be executive officers of the combined company following the consummation of the business combination, with the addition of Mr. Masilla as chief financial officer. While our board of directors generally intends to continue the compensation plans, policies, and philosophies of Westway that are in place prior to the closing, these will be subject to further review by our compensation committee following the business combination. Accordingly, historic amounts are a guide and may be subject to change.

Shermen Executive Compensation

        None of our executive officers has received any cash compensation for services rendered to us. As of December 31, 2008, we have paid Shermen Capital Partners, LLC fees and expenses of $189,050 for providing us with administrative services. However, this arrangement is solely for our benefit and is not intended to provide compensation in lieu of a salary for any person, including any of the executives of Westway. Other than this administrative fee, no compensation of any kind, including finders, consulting or other similar fees, is paid to any of our existing stockholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of a business combination.

Westway Executive Compensation

        In this compensation discussion and analysis, we review the compensation provided to Messrs. Harding, Driggers and Shoemaker for the fiscal year ended October 31, 2008, as well as the general principles that guided the related compensation decisions and the process used to determine compensation. For the purposes of defining decisions and processes, we refer to Westway, but approvals of compensation decisions are taken by the remuneration committee of the board of directors of ED&F Man. We have identified these executive officers as the individuals for whom Westway would have been required to provide compensation information if they had been subject to the SEC's executive compensation disclosure requirements in 2008. We refer to these individuals in this discussion and analysis and the compensation tables and narrative disclosures that follow as the "named executive officers." While Messrs. Driggers' and Shoemaker's responsibilities related solely to the Westway business, Mr. Harding's responsibilities included services to other companies within the ED&F Man group.

        The information included below sets out all of the compensation earned by Messrs. Harding, Driggers and Shoemaker from the ED&F Man group, rather than solely those amounts allocable to Westway for the purpose of the Westway financial statements for the same period, which are included elsewhere in this proxy statement. Consequently, these amounts differ from the compensation reflected in the financial statements of Westway. As noted, it is anticipated that the new chief financial officer of the combined company, Mr. Masilla, will be appointed to Westway upon the consummation of the business combination. Mr. Masilla was appointed to provide interim financial advice to Westway in January 2009. For purposes of this discussion, Mr. Masilla has been excluded on the basis that, for the period disclosed and prior to that, Mr. Masilla was not employed by ED&F Man, Westway or us.

        Our review of executive compensation begins with a description of Westway's overall executive compensation philosophy and objectives. We then discuss the process used to establish each named executive officer's level of compensation for the fiscal year ended October 31, 2008 and the various elements of each named executive officer's compensation for this period. We also address actions taken after the close of the last fiscal year with respect to the named executive officers and, to the extent known, we discuss what we anticipate to be the combined company's approach to executive compensation following the business combination. This discussion and analysis should be read together with the compensation tables and related disclosure that follows.

  Compensation Philosophy and Objectives

        With respect to the named executive officers, Westway has historically sought to pay total compensation to the executive officers of each of its divisions on a basis that is consistent, competitive and reflective of the responsibilities assumed by those officers and their experience. It is generally Westway's intent that the types of compensation and benefits provided to the named executive officers be comparable to the types of compensation and benefits provided to other executive officers of similarly sized, non-publicly traded companies in the industry and geographic regions in which Westway operates. With respect to the named executive officers, the compensation philosophy and policies of Westway have historically focused on:

  •
  attracting, retaining and motivating qualified executives by providing compensation opportunities that are competitive with the practices of companies that are similar to Westway in either business mix or financial size and complexity;

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  compensating executives in a way that is aligned to the performance of Westway;

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  maintaining a balance between Westway's short- and long-range performance objectives;

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  promoting shared accountability across the organization for overall ED&F Man group corporate goals; and

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  achieving comparability between the compensation levels of senior executives across the divisions of the ED&F Man group.

        The named executive officers' compensation includes both cash-based and equity-based awards. Historically, Westway has not been required to maintain, and has not maintained, specific allocation goals between cash-based and equity-based compensation or between annual and long-term incentive compensation for named executive officers. However, alignment has been sought between long-term incentives and the long-term performance of both Westway and the ED&F Man group in order to reinforce the importance of the long-term creation of stockholder value. Accordingly, in recent history, a substantial element of the overall compensation for Westway's managing directors and named executive officers has been in the form of discretionary annual bonuses, equity incentive awards and the right to participate in employee share purchase plans in the form of rights to acquire shares of ED&F Man Holdings Limited.

        It is our intention to preserve the philosophy and practice regarding compensation toward the named executive officers in the medium term and notwithstanding the changes resulting from the business combination. This applies to all aspects of compensation, including the level of benefits and types of compensation employed, except that in the near term, and until approved by stockholders, we do not anticipate issuing equity-based awards that would be settled using shares of our stock. This intention is consistent with the transaction agreement which requires that, for a period of one year following the closing, each employee of Westway receive base salary, annual bonus opportunities and benefits, other than equity-related benefits, that are no less favorable in the aggregate than the base salary, annual bonus opportunities and benefits that each such employee was entitled to immediately prior to the closing. This agreement was included to preserve the long-term stability of the personnel upon whom the Westway business is dependent.

  Role of Management and Compensation Process

        Historically, Westway consisted of a number of separate corporate entities. The compensation decisions for the named executive officers were taken by the remuneration committee of ED&F Man. Following the business combination, the combined company will be managed from its headquarters in New Orleans, Louisiana.

        In this regard, the combined company will establish a compensation committee to assist its board of directors in discharging its responsibilities relating to compensation of the named executive officers and supervision of any discretionary annual bonus and equity incentive plan awards. The compensation committee will be responsible for, among other things:

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  developing guidelines for, and reviewing the compensation and performance of, our executive officers;

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  evaluating our executive officers' performance in light of established goals and objectives; and

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  making recommendations to the board of directors regarding the management contracts of executive officers when they are proposed or renewed.

  Elements of Compensation

        The compensation paid by Westway to the named executive officers consists of the following principal elements:

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  annual base salary;

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  discretionary annual bonuses;

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  equity incentive awards;

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  the right to participate in employee share purchase plans;

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  participation in a broad-based severance plan; and

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  other benefits made available generally to Westway employees, including health, disability, life insurance, participation in a 401(k) plan and interest credits under a frozen cash balance plan.

        None of the named executive officers is party to an employment agreement, and all amounts paid as compensation to the named executive officers have been determined as described in this compensation discussion and analysis. Currently, neither we nor Westway intends to enter into employment agreements with the named executive officers.

  Base Salary

        Historically, ED&F Man has established base salaries for the named executive officers at levels intended to attract, retain and motivate highly qualified executives. Salaries have been based on the responsibilities of each position, as well as a comparison with the external labor market, and are intended to maintain comparability between the executives of the ED&F Man group as a whole. Although ED&F Man has not used market compensation information to establish specific salary levels or ranges, it has considered the salary data of the corporations within the agricultural commodities sector as a whole when determining base salary. In addition, years of experience and education level have been considered along with an individual's potential contribution to the profit of the Westway business and the ED&F Man group. The salaries of the named executive officers of Westway have been reviewed annually by the remuneration committee of ED&F Man. Annual changes to remuneration have been made based on the consumer price index, consideration of the Westway business and ED&F Man's performance and the market as a whole.

        The base salaries of the named executive officers were last reviewed on January 1, 2008. Increases of 2.5% were approved in order to reflect cost of living increases. In May 2008, Mr. Driggers' salary, which has historically been lower than the salaries of other executives at his level in agricultural commodities businesses, was increased by 24% in order to maintain the competitiveness of his salary.

        As stated above, the transaction agreement requires that, for a period of one year following the closing, each employee of Westway will receive base salary, annual bonus opportunities and benefits no less favorable in the aggregate than the base salary, annual bonus opportunities and benefits that each such employee was entitled to immediately prior to the closing.

  Discretionary Annual Bonus

        In the past, ED&F Man has considered discretionary annual bonuses to be an important part of a compensation program that is sufficiently competitive to attract and retain talented executives and to reward the named executive officers based on the performance of Westway for the prior fiscal year. Historically, Westway has endeavored to establish bonus pools for executives and management based on performance expectations for the coming financial year. When determining actual payments to the named executive officers, Westway has placed significant emphasis on individual performance as well as the overall financial performance of both Westway and, in the case of Mr. Harding, the ED&F Man group, while maintaining discretion regarding the amounts actually paid. Financial performance expectations have not been set out in the form of explicit, individual performance requirements in the past.

        Historically, Mr. Harding has received discretionary bonuses based on responsibilities beyond those relating to Westway, while the bonuses paid to Messrs. Driggers and Shoemaker relate only to their responsibilities for Westway. Each of these discretionary annual bonuses was reviewed and approved at the discretion of the remuneration committee of ED&F Man, based on performance for the fiscal year ending October 31, 2008. During the fiscal year ended October 31, 2008, discretionary bonuses of $1,750,000, $455,000 and $380,000 were earned by Messrs. Harding, Driggers and Shoemaker respectively. These amounts reflected the overall successful achievement of Westway's financial performance and personal performance expectations as well as the contribution towards the performance of the ED&F Man group to the extent that this affects Mr. Harding's discretionary bonus. The amounts awarded to these individuals represented a significant proportion of their total compensation, consistent with another year of successful growth of the Westway business. For example, each of the named executive officers was instrumental in the continued profitable expansion of the business in the United States and Europe and in achieving the agreed terms of the proposed business combination.

        As stated above, the transaction agreement requires that, for a period of one year following the closing, each employee of Westway will receive base salary, annual bonus opportunities and benefits (other than equity-related benefits) no less favorable in the aggregate than the base salary, annual bonus opportunities and benefits that each such employee was entitled to immediately prior to the closing.

  Long-Term Incentive Compensation

        Consistent with ED&F Man's overall compensation philosophy for the named executive officers, and its allocation of compensation between short-term incentives and long-term incentives, ED&F Man has historically provided the named executive officers with equity compensation in the form of ordinary stock of ED&F Man. This approach has been considered to be an effective way to retain and compensate executives based, in part, on long-term increases in stockholder value and to align executive and long-term stockholder interests by creating a link between executive compensation and stockholder return.

        Historically, stock awards granted to the named executive officers were made as part of their overall annual bonus, recommended by the Chief Executive of ED&F Man and approved by the remuneration committee of ED&F Man. In fiscal year 2008, Messrs. Harding, Driggers and Shoemaker received awards of time-vesting stock in accordance with the ED&F Man Deferred Incentive Plan, which we refer to as the "ED&F Man DIP," in respect of the prior fiscal year, as well as earning the right to awards for fiscal 2008 equal to 325%, 83% and 65% of base salary, respectively. Westway determined the size of the grants based on its determination of the different responsibilities and historic pay levels of the executives. The awards vest in equal installments on the second, third and fourth anniversary of the grant date if the named executive officer remains continuously employed with the company through the applicable anniversary of the grant date. Stock awards are granted to executive officers during the first calendar quarter following the end of the fiscal year. These awards have been accounted for in accordance with FAS 123(R) as described in more detail in the Westway financial statements included elsewhere in this proxy statement.

        Accordingly, and in addition to the discretionary annual bonuses noted above, amounts of $700,000, $170,000 and $130,000 were allocated to be awarded to Messrs. Harding, Driggers and Shoemaker respectively under the terms of the ED&F Man DIP for the year ended October 31, 2008. Grants of ED&F Man Holdings Limited shares with a total fair value equivalent to these amounts will be awarded by January 31, 2009.

  Transaction Bonuses and Retention Incentives

        In connection with the business combination, ED&F Man entered into agreements with Messrs. Harding, Driggers and Shoemaker in September 2008. The agreement with Mr. Harding provides that ED&F Man will pay Mr. Harding a bonus equal to 4% of the net realized cash profit from the business combination if the transaction closes, after professional and advisory fees. Half of this bonus will be paid on the first payroll date following the closing and the balance will be paid on the first payroll date following the anniversary of the closing, provided Mr. Harding is then employed by the combined company. The agreements with Messrs. Driggers and Shoemaker each provide for $100,000 payments by ED&F Man payable on the first payroll date following the final presentation to stockholders, regardless of whether or not the transaction closes. Each of the agreements with Messrs. Driggers and Shoemaker also provide for payments by ED&F Man equal to 1.3% of the net realized profit from the business combination if the transaction closes, after professional and advisor fees and less the $100,000 payments to Messrs. Driggers and Shoemaker described above. This second payment would be made on the first payroll date following the closing. These bonus payments are in addition to the cash incentive payments for 2008 performance noted above. The agreements also provide (i) for full vesting of all of the ED&F Man share awards held by Messrs Driggers and Shoemaker upon the closing, (ii) that the executive's annual salary level will not change and (iii) that it is expected the combined company will provide benefits that are substantially similar to the executive's current benefits. The agreements with Messrs. Driggers and Shoemaker also provide that, following their transfer to the combined company, they will be able to exchange up to 50% of the value of their holdings in ED&F Man for shares of our common stock. It is expected that this transfer will be achieved by Messrs. Driggers and Shoemaker selling up to 50% of their ED&F Man shares, with the proceeds of such sale being used to acquire our common stock. It is also expected that Mr. Harding will sell approximately $1,000,000 worth of his ED&F Man shares and invest the proceeds in our common stock. Mr. Harding's agreement also provides that he will join the board of directors of ED&F Man as a non-executive director, subject to certain conditions.

  Severance

        ED&F Man has adopted a broad-based severance plan for Westway executives and employees. ED&F Man has determined that such a plan is appropriate and necessary to assist in attracting and retaining the best talent, to encourage the executive's honest discourse with their superiors and the board without fear of adverse consequences and to ensure that the executives and employees will act in the best interest of Westway in any situation involving a potential change in control of Westway. The amount that each named executive officer would have been entitled to receive under the severance plan had his employment terminated on October 31, 2008 is described in the section below, entitled "Potential Payments Upon Termination or Change of Control." The transaction agreement requires that, for a period of one year following the closing, each employee of Westway receive severance benefits no less favorable in the aggregate than the severance benefits that each such employee was entitled to immediately prior to the closing.

  Pension

        The named executive officers have participated in the ED&F Man Holdings, Inc. Retirement Income Plan, which we refer to as the "Retirement Income Plan," a frozen plan whose benefits were determined under a predecessor cash balance plan where interest, based upon each named executive officer's account balance, was credited each calendar quarter. Following the consummation of the business combination, the Retirement Income Plan will continue to be maintained by ED&F Man and interest credits for the named executive officers will continue to be made until ED&F Man terminates the plan. Following the consummation of the business combination, the combined company will not be responsible for these benefits and does not anticipate establishing a cash-balance or other defined benefit pension plan.

        The named executive officers also participate in a 401(k) retirement plan. The transaction agreement provides that we will either assume this 401(k) plan or adopt a similar plan after the closing.

  Impact of Tax and Accounting on Compensation Decisions

        Historically, Westway has not been subject to Section 162(m) of the Internal Revenue Code, which provides that a company may not deduct compensation of more than $1,000,000 that is paid to certain individuals (except for certain performance-based compensation). Accordingly, Section 162(m) of the Internal Revenue Code has not influenced compensation decisions. Going forward, we currently expect that compensation paid to our executive officers will be structured to be fully deductible for federal income tax purposes. However, in certain situations, we may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for our executive officers.

        We do not currently compensate executives for any excise tax liability they may incur by reason of payments and benefits received upon a termination of employment or a change of control. As a result, if an executive officer is assessed any excise tax liability under Section 4999 of the Internal Revenue Code as a result of payments and benefits received in connection with a change in control, that executive officer is responsible for the payment of such excise tax.

Executive Compensation Information—Year ended October 31, 2008

        The following table sets out the total compensation earned or accrued to the named executive officers of Westway in respect of the fiscal year ended October 31, 2008. If the business combination is consummated, Messrs. Harding, Driggers and Shoemaker will become Westway's Chief Executive Officer, President, Bulk Liquid Storage and President, Liquid Feed Supplements, respectively.

 Fiscal Year 2008 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2),(5)	Change in Pension Value ($)(3)	All Other Compensation ($)		Total ($)
Peter Harding	2008	307,500	1,750,000	119,166	13,535	33,010	(4)	2,223,211
Chief Executive Officer	2007	294,419	1,700,500	—	14,217	34,224		2,043,360
	2006	265,000	1,500,500	—	13,271	34,856		1,813,627
Wayne Driggers	2008	188,374	455,000	115,068	1,966	27,459	(4)	787,867
Managing Director, Bulk Liquid	2007	152,000	375,500	59,062	2,065	23,533		612,160
Storage	2006	139,000	275,500	49,062	1,928	23,338		488,828
Bryan Shoemaker	2008	192,701	380,000	88,263	8,728	28,487	(4)	698,179
Managing Director, Liquid Feed	2007	187,779	175,500	53,625	9,168	32,463		458,535
Supplements	2006	181,800	105,500	53,875	8,558	27,912		377,645

(1)
As discussed above in the compensation discussion and analysis, the discretionary annual bonuses of the named executive officers were made at the discretion of the remuneration committee of ED&F Man, based on performance for the fiscal years ending on October 31, 2008, 2007 and 2006.

(2)
Consists of awards of ordinary shares of ED&F Man made to the named executive officers under the ED&F Man 2008 DIP and the ED&F Man Loyalty Plan. Shares awarded under the ED&F Man 2008 DIP vest in three equal installments on the second, third and fourth anniversaries of the grant date. Shares awarded under the ED&F Man Loyalty Plan fully vest on the fourth anniversary of the grant date. The values shown represent the FAS 123(R) accounting expense recognized by ED&F Man for the fiscal years ending October 31, 2008, 2007 and 2006 for awards granted under these plans. These amounts do not necessarily correspond to the actual values that will be realized by the named executive officers. The accounting principles and assumptions applied to each of the share and share option awards are set out in accordance with FAS 123(R) in note 11 to the financial statements of Westway as of and for the years ended October 31, 2008 and 2007 included elsewhere in this proxy statement.

(3)
The values shown represent the change in present value of the named executive officers' accumulated benefit under the Retirement Income Plan. Neither the Retirement Income Plan nor ED&F Man's pension benefit obligations to the named executive officers under this plan will be assumed by Shermen. As described in the narrative following the "Pension Benefits for Fiscal Year 2008" table, the Retirement Income Plan was frozen, and benefit accruals under the Retirement Income Plan ceased, effective as of June 30, 2005. The change in the accumulated benefit reflected in this column is based on quarterly interest credits applied to the participant's accounts, as described in the narrative following the "Pension Benefits for Fiscal Year 2008" table.

(4)
Consists of company contributions to Messrs. Harding's, Driggers' and Shoemaker's 401(k) accounts and the dollar value of life insurance premiums. Following the freezing of the Retirement Income Plan, Westway has made contributions to each named executive officers' 401(k) account in amounts intended to provide him with an appropriate replacement benefit. These amounts are based on a sliding scale commencing at 3% of gross compensation for service between two and five years, and capped at 12% of gross compensation for service of fifteen years or more. Each of the named executive officers have provided services to Westway for more than fifteen years. Westway also matches individual contributions of up to $5,000 for each named executive officer. The combined contributions to the Retirement Income Plan for Messrs. Harding, Driggers and Shoemaker were $32,600, $27,049 and $28,077, respectively.

(5)
The stock awards compensation expense of Mr. Harding reflects 100% of the FAS 123(R) equity compensation expense arising in fiscal years 2008, 2007 and 2006 in respect of Mr. Harding's awards. No adjustment has been made to reflect any allocation of amounts to other ED&F Man companies to reflect services provided by Mr. Harding to them.

        The following Grants of Plan-Based Awards table summarizes the equity-based compensation awards made to the named executive officers in the 2008 fiscal year.

Grants of Plan-Based Awards in Fiscal Year 2008

Name	Grant Date		All Other Stock Awards: Number of Shares of Stock or Units (Number)	Grant Date Fair Value of Stock Awards ($)
Peter Harding Stock	11/01/07	(1)	348,589	999,997	(2)
Wayne Driggers Stock	11/01/07	(1)	61,003	174,999	(2)
Bryan Shoemaker Stock	11/01/07	(1)	43,573	124,998	(2)

(1)
Stock awarded pursuant to the ED&F Man 2008 DIP.

(2)
The grant date fair value of these stock awards was based on the fair value of the shares of ED&F Man Holdings Limited on the date of grant, which was $2.8687.

  Narrative Discussion of Summary Compensation and Grants of Plan-Based Awards Tables

  Fiscal Year 2008 Discretionary Annual Bonuses and Equity Awards

        In addition to base salary and benefits, Messrs. Harding, Driggers and Shoemaker are incentivized through the potential for payment of discretionary annual bonuses and the use of equity awards in the form of the ED&F Man group's Deferred Incentive Schemes and the ED&F Man Loyalty Plans. With regard to the discretionary bonuses, the named executive officers' compensation is underpinned by commitment to achieve personal, Westway and ED&F Man performance expectations.

  Fiscal Year 2008 Stock Awards

        In fiscal year 2008, Messrs. Harding, Driggers and Shoemaker received discretionary awards of time-vesting stock awards granted under the ED&F Man 2008 DIP equal to 325%, 83% and 65% of base salary, respectively. These shares vest in equal installments on the second, third and fourth anniversary of the grant date if the named executive officer remains continuously employed with the company through the applicable anniversary of the grant date. A named executive officer will receive a prorated number of shares if he ceases to be an employee of ED&F Man or a subsidiary:

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  due to death,

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  if, in the opinion of ED&F Man's board of directors, by reason of injury, disability or redundancy,

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  by reason of retirement at normal retirement age, or

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  because his office or employment is with a company that ceases to be a subsidiary of ED&F Man or that relates to a business or part of a business that is transferred to a person that is not a subsidiary of ED&F Man.

As a result of the business combination, the restricted stock of Messrs. Driggers and Shoemaker will vest in full and will be exchanged for settlement in cash by ED&F Man.

Outstanding Equity Awards at Fiscal Year-End 2008

					Stock Awards
	Option Awards(1)
						Market Value of Shares or Units of Stock That Have Not Vested ($)(5)
Name	Number of Securities Underlying Unexercised Options Exercisable (#)(2)	Number of Securities Underlying Unexercised Options Unexercisable (#)(2)	Option Exercise Price ($)	Option Expiration Date(3)	Number of Shares or Units of Stock That Have Not Vested (#)(4)
Peter Harding
ESPP 2002	27,440	—	1.28	—	—	—
ESPP 2003	20,227	—	1.48	—	—	—
ESPP 2004	87,159	—	1.72	—	—	—
ESPP 2005	147,435	—	2.04	—	—	—
ESPP 2006	293,464	—	2.39	—	—	—
ESPP 2007	288,381	—	2.77	—	—	—
DHR Award, 2004	185,600	—	2.41	01/31/2009	—	—
	—	372,800	2.41	01/31/2011	—	—
DHR Award, 2005	58,000	—	2.41	01/31/2009	—	—
	—	116,500	2.41	01/31/2011	—	—
ED&F Man 2008 DIP	—	—	—	—	348,589	999,997
Wayne Driggers
Loyalty Plan Award, 2005	—	—	—	—	24,572	70,490
Loyalty Plan Award, 2006	—	—	—	—	29,346	84,185
Loyalty Plan Award, 2007	—	—	—	—	27,035	77,555
DHR Option Award, 2005	23,200	—	2.41	01/31/2009	—	—
	—	46,600	2.41	01/31/2011	—	—
ED&F Man 2008 DIP	—	—	—	—	61,003	174,999
Bryan Shoemaker
Loyalty Plan Award, 2005	—	—	—	—	24,572	70,490
Loyalty Plan Award, 2006	—	—	—	—	35,635	102,226
Loyalty Plan Award, 2007	—	—	—	—	9,012	25,852
DHR Award, 2005	23,200	—	2.41	01/31/2009	—	—
	—	46,600	2.41	01/31/2011
ED&F Man 2008 DIP	—	—	—	—	43,573	124,998

(1)
Option awards reflect the share option awards underlying the ED&F Man Employee Share Purchase Plan and the DHR Awards.

(2)
Stock options granted pursuant to the ED&F Man Employee Share Purchase Plan were fully vested on the grant date.

(3)
Awards granted under the Employee Share Purchase Plan, which we refer to as the "ESPP," are exercised on the repayment of a loan to ED&F Man. Accordingly, unless the 20 day expiration requirement is invoked on departure of an ESPP award holder from ED&F Man, these awards do not expire.

(4)
The table on the following page provides additional information regarding the ED&F Man 2008 DIP and ED&F Man Loyalty Plan stock awards.

(5)
Shares that have not vested are valued based on fair price of ED&F Man ordinary shares as of October 31, 2008 of $2.68 per share.

Named Executive Officer	Grant Date	Shares of Stock (#)	Vesting Schedules
Peter Harding
ED&F Man 2008 DIP	11/01/07	348,589	10/15/09 33.3%
			10/15/10 33.3%
			10/15/11 33.3%
DHR Award Plan, 2004	05/18/04	372,800	02/01/09(1)
			02/01/10(1)
DHR Award Plan, 2005	04/08/05	116,500	02/01/09(1)
			02/01/10(1)
Wayne Driggers
Loyalty Plan Award, 2005	02/01/05	24,572	02/01/09 100%
Loyalty Plan Award, 2006	02/01/06	29,346	02/01/10 100%
Loyalty Plan Award, 2007	02/01/07	27,035	02/01/11 100%
ED&F Man 2008 DIP	11/01/07	61,003	10/15/09 33.3%
			10/15/10 33.3%
			10/15/11 33.3%
DHR Award Plan, 2005	04/08/05	46,600	02/01/09(1)
			02/01/10(1)
Bryan Shoemaker
Loyalty Plan Award, 2005	02/01/05	24, 572	02/01/09 100%
Loyalty Plan Award, 2006	02/01/06	35,635	02/01/10 100%
Loyalty Plan Award, 2007	02/01/07	9,012	02/01/11 100%
ED&F Man 2008 DIP	11/01/07	43,573	10/15/09 33.3%
			10/15/10 33.3%
			10/15/11 33.3%
DHR Award Plan, 2005	04/08/05	46,600	02/01/09(1)
			02/01/10(1)

(1)
The portions of the DHR awards that vest on the vesting dates are determined by ED&F Man.

        The following Option Exercises and Stock Vested table summarizes, for each named executive officer, information concerning stock option exercises and stock awards that vested in fiscal year 2008.

Option Exercises and Stock Vested During Fiscal Year 2008

			Stock Awards
	Option Awards
			Number of Shares Acquired on Vesting (#)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)		Value Realized on Vesting ($)
Peter Harding
DHR Award Plan	100,000	45,870
Wayne Driggers
Loyalty Plan Award, 2004	—	—	29,053	83,344
Bryan Shoemaker
Loyalty Plan Award, 2004	—	—	29,053	83,344

Pension Benefits for Fiscal Year 2008

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
Peter Harding	Retirement Income Plan	16	334,642
Wayne Driggers	Retirement Income Plan	16	48,616
Bryan Shoemaker	Retirement Income Plan	19	215,795

        Messrs. Harding, Driggers and Shoemaker each participate in the Retirement Income Plan. The Retirement Income Plan was frozen on June 30, 2005. Benefits under the Retirement Income Plan were determined under a predecessor cash balance plan under which benefits accrued based on annual employer contributions and quarterly interest credits. Interest credits are determined based on the balance credited to a participant's account as of the first day of each calendar quarter, and the annualized rate of interest equals the annual rate of interest on ten-year Treasury Constant Maturities, as reported in the Federal Reserve Bulletin, determined for the month of November in the calendar year immediately before the year in which the interest is credited. The interest rate in effect for the 2008 fiscal year was 4.15% through October 31, 2008 and changed to 3.53% on November 1, 2008. Participants in the Retirement Income Plan continue to earn interest credits on their accrued benefit balance, based on the interest rate calculation described in the foregoing sentence, but receive no further annual employer contributions or other benefit accrual under the Retirement Income Plan after June 30, 2005.

        Messrs. Harding, Driggers and Shoemaker become fully vested in their accrued benefits under the Retirement Income Plan upon the earlier of (i) attainment of age 60 and (ii) the completion of three years of service. As of October 31, 2008, Messrs. Harding, Driggers and Shoemaker are 100% vested in their Retirement Income Plan benefits.

        Vested retirement benefits are payable in the form of a lump sum or annuity payments upon retirement, termination or death. Unless a participant elects a different form of payment, benefits are paid (i) in the form of a joint and 50% survivor annuity if the participant is married on his or her benefit commencement date or (ii) in a single life annuity if he or she is not married on his or her benefit commencement date. Participants who select a different form of payment from the annuities described in the foregoing sentence will receive the actuarial equivalent of their accrued benefits.

Participants can choose their benefit commencement date as long as the date is after the first day of the calendar month following termination of employment or death.

        Participants in the Retirement Income Plan may retire at any time and receive the unreduced value of their vested account balances in a lump sum or an annuity as described above. Accordingly, for purposes of calculating the present value of our named executive officers' accumulated benefits, we assumed that they began receiving payments under the Retirement Income Plan on December 31, 2008. Consequently, the present value of the named executive officers' accumulated benefits under the Retirement Income Plan equaled their account balances on December 31, 2008.

        The Internal Revenue Code places limitations on benefit amounts that may be paid to a participant under the Retirement Income Plan and, in 2008, the maximum annual benefit payable to a participant under the Retirement Income Plan was $185,000.

        Neither the Retirement Income Plan nor any obligations under the Retirement Income Plan will be assumed by the combined company in the business combination.

Potential Payments upon Termination or Change of Control

        This discussion describes the payments and benefits the named executive officers would receive in connection with a variety of employment termination scenarios and upon a change of control. For the named executive officers, we assumed the terminations and the change of control occurred on October 31, 2008. The discussion includes the impact of a change in control of ED&F Man Holdings Limited, rather than Westway, on the compensation and share option award plans. There is no change of control impact as it relates to a change of ownership of Westway on share option award plans. For the purposes of the transaction however, as noted earlier, full vesting of the share and share option award plans of Messrs. Driggers and Shoemaker has been agreed upon by the parties.

        This discussion does not include accrued but unpaid salary or discretionary annual bonus compensation the named executive officers earned due to employment through October 31, 2008 that would have been paid upon termination of employment. In addition, this discussion excludes compensation or benefits provided under plans or arrangements that do not discriminate in favor of the named executive officers and that are generally available to all salaried employees, such as benefits provided by the Retirement Income Plan. See the "Pension Benefits for 2008" table and the accompanying narrative for a description of the named executive officers' accumulated benefits under the Retirement Income Plan.

  ED&F Man Holdings, Inc. Severance Pay Plan

        The named executive officers may be entitled to receive severance benefits under the ED&F Man Holdings, Inc. Severance Pay Plan, which we refer to as the "Severance Plan." Eligibility to receive severance benefits under the Severance Plan is conditioned upon the named executive officers' completion of three years of service at the time of termination of employment and, either:

  •
  involuntary termination by ED&F Man due to a reduction in force, as determined by the Severance Plan's administrator; or

  •
  termination of employment due to an eligible reason, as determined by the Severance Plan's administrator.

        The Severance Plan imposes an additional condition to receipt of benefits by requiring eligible employees to sign a separation agreement waiving any and all claims they may have in connection with their employment and termination in a timely manner, and the separation agreement must become irrevocable.

        Upon satisfaction of these conditions, the Severance Plan provides a minimum severance benefit of one week of an eligible employee's annualized base pay for each year of service. The Severance Plan's administrator may increase the minimum severance benefit payable to an eligible employee, but the maximum severance benefit payable under the Severance Plan may not exceed one year of the eligible employee's annual salary. Assuming the named executive officers' employment had terminated as of October 31, 2008 and that they were eligible employees under the Severance Plan on that date, Messrs. Harding, Driggers and Shoemaker would have been entitled to receive up to $307,500, $210,000 and $193,487, respectively, in a lump sum payment after their separation agreements became irrevocable.

  ED&F Man DIP

        Pursuant to the ED&F Man DIP, each named executive officer would receive a prorated number of stock from his award of time-vesting stock if he ceased to be an employee of ED&F Man or a subsidiary due to:

  •
  death;

  •
  in the opinion of ED&F Man's board of directors, injury, disability or redundancy;

  •
  retirement at normal retirement age; or

  •
  his employer ceasing to be a subsidiary or business unit of ED&F Man.

        Assuming the named executive officers' employment had terminated for any of the reasons set forth above on October 31, 2008, Messrs. Harding, Driggers and Shoemaker would have vested in 130,129, 22,771 and 16,264 shares, respectively, upon termination of their employment. Based on a per share value of $2.68, the fair value of an ordinary share of ED&F Man on October 31, 2008, the shares that would have vested have values of $348,745.72, $61,026.28 and $43,587.52 for Messrs. Harding, Driggers and Shoemaker, respectively.

        Vesting of all stock awards under the ED&F Man DIP would be accelerated upon a change of control of ED&F Man. For purposes of the ED&F Man DIP, a change of control of ED&F Man would be deemed to occur if:

  •
  any person becomes bound or entitled to acquire shares of ED&F Man under sections 974 to 991 of the Companies Act 2006;

  •
  under Parts 26 and 27 of the Companies Act 2006, a court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of ED&F Man or the amalgamation or merger of ED&F Man with any other company or companies; or

  •
  ED&F Man passes a resolution for voluntarily winding up, or if an order is made for the compulsory winding up of ED&F Man.

        Assuming a change of control of ED&F Man occurred on October 31, 2008, Messrs. Harding, Driggers and Shoemaker would have been entitled to vest in 348,589, 61,003 and 69,800 shares, respectively, upon the change of control. Based on a per share value of $2.68, the fair value of an ordinary share of ED&F Man on October 31, 2008, the shares that would have vested have values of $934,219, $163,488 and $187,064 for Messrs. Harding, Driggers and Shoemaker, respectively.

  ED&F Man Loyalty Plan

        Pursuant to the ED&F Man Loyalty Plan, which we refer to as the "Loyalty Plan," each named executive officer will receive a prorated number of shares from his awards of restricted shares if he ceases to be an employee of ED&F Man or a subsidiary due to:

  •
  death;

  •
  in the opinion of ED&F Man's board of directors, injury, disability or redundancy;

  •
  retirement at normal retirement age; or

  •
  his employer ceasing to be a subsidiary or business unit of ED&F Man.

        Assuming that the named executive officers' employment had terminated for any of the reasons set forth above on October 31, 2008, Messrs. Harding, Driggers and Shoemaker would have been entitled to vest in 0, 54,960 and 51,407 shares, respectively, upon termination of their employment. Based on a per share value of $2.68, the fair value of an ordinary share of ED&F Man on October 31, 2008, the shares that would have vested have values of $147,292.80 and $137,770.76 for Messrs. Driggers and Shoemaker, respectively.

        Vesting of all time-vesting share awards under the Loyalty Plan will be accelerated upon a change of control of ED&F Man. For purposes of the Loyalty Plan, a change of control of ED&F Man would be deemed to occur if:

  •
  any person becomes bound or entitled to acquire shares of ED&F Man under sections 428 to 430F of the Companies Act 1985;

  •
  under section 425 of the Companies Act 1985, a court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of ED&F Man or its amalgamation with any other company or companies; or

  •
  ED&F Man passes a resolution for voluntarily winding up, or if an order is made for the compulsory winding up of ED&F Man.

        Assuming that a change of control of ED&F Man occurred on October 31, 2008, Messrs. Harding, Driggers and Shoemaker would have been entitled to vest in 0, 80,953 and 69,219 shares, respectively, upon the change of control. Based on a per share value of $2.68, the fair value of an ordinary share of ED&F Man on October 31, 2008, the shares that would have vested have values of $216,954 and $185,507 for Messrs. Driggers and Shoemaker, respectively.

  DHR Award Plan

        Pursuant to the DHR Award Plan, each named executive officer will receive a prorated number of share options from his share option awards if he ceases to be an employee of ED&F Man or a subsidiary due to:

  •
  death;

  •
  ill health;

  •
  disability; or

  •
  dismissal by redundancy.

        Assuming that the named executive officers' employment had terminated for any of the reasons set forth above on October 31, 2008, Messrs. Harding, Driggers and Shoemaker would have been entitled to vest in 612,519, 67,307 and 67,307 share options, respectively, upon termination of their employment. Based on a per share value of $2.68, the fair value of an ordinary share of ED&F Man on October 31,

2008, the share options that would have vested have values of $165,380.13, $18,172.89 and $18,172.89 for Messrs. Harding, Driggers and Shoemaker, respectively.

        Vesting of all share option awards under the DHR Award Plan will be accelerated upon a takeover offer that, if completed, would result in a change of control of ED&F Man. For purposes of the DHR Award Plan, a takeover offer means a firm and irrevocable offer in writing to acquire some or all of the shares in ED&F Man, or some or all of the ordinary shares of $1 in the capital of ED&F Man, such that if completed in accordance with its terms would result in a change of control. For purposes of the DHR Award Plan, a change of control of ED&F Man means:

  •
  the acquisition by any person, not being a qualifying shareholder, family trust, privileged relation or related corporation (as such terms are defined in ED&F Man's Articles of Association), or by any group of such persons "acting in concert" (as such term is defined in the City Code on Takeovers and Mergers), of control, whether direct or indirect, of more than 49 percent of the issued ordinary shares of $1 each in ED&F Man, whether by a series of transactions over that period or not or

  •
  following any listing and public offering of ordinary shares of $1 in the capital of ED&F Man, the control of more than 50 percent of the then issued ordinary shares ceases to be held by or for qualifying shareholders or their family trusts or privileged relations.

        Accelerated vesting of the named executive officers' DHR Award Plan share option awards is contingent upon the takeover offer becoming unconditional in all respects, and if the takeover offer relates to less than 100% of the ordinary shares of $1 in the capital of ED&F Man Holdings Limited, the share options shall be treated as being exercisable in relation to a pro rata proportion of the share options. Assuming that a takeover offer resulting in a change of control of ED&F Man Holdings Limited occurred on October 31, 2008, Messrs. Harding, Driggers and Shoemaker would have been entitled to vest in 732,900, 69,800 and 69,800 share options, respectively, upon the change of control. Based on a per share value of $2.68, the fair value of an ordinary share of ED&F Man on October 31, 2008, the share options that would have vested have values of $197,883, $18,846 and $18,846 for Messrs. Harding, Driggers and Shoemaker, respectively.

        The following table summarizes the payments and benefits that our named executive officers would have received had their employment been terminated or had a change of control occurred, in either case, on October 31, 2008, pursuant to the Severance Plan, the ED&F Man DIP, the Loyalty Plan and the DHR Plan as described above.

	Termination of Employment				Change of Control(1)
	Severance Plan ($)	Deferred Incentive Plan shares ($)	Loyalty Plan shares (#)	DHR Award Plan shares (#)	Deferred Incentive Plan shares (#)	Loyalty Plan shares (#)	DHR Award Plan shares (#)
Peter Harding	309,000	130,129	—	658,876	348,589	—	732,000
Wayne Driggers	210,000	22,771	54,960	61,781	61,003	80,593	69,800
Bryan Shoemaker	193,487	16,264	51,470	61,781	69,800	69,219	69,800

(1)
Change of control reflects the impact of a change in ownership of ED&F Man.

Historical Director Compensation

        The ED&F Man subsidiaries that comprise Westway did not have directors that received compensation in 2008 for their services on a board of directors. After the transaction, the combined company's compensation committee will determine the elements and amounts of compensation provided to members of its board of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Person Transactions

        Our audit committee is, and will be following the business combination, responsible for reviewing any "related person transaction," as defined under SEC rules, which generally includes any transaction, arrangement or relationship involving more than $120,000 in which we or any of our subsidiaries was, is or will be a participant and in which a "related person" has a material direct or indirect interest. "Related persons" mean directors and executive officers and their immediate family members, and stockholders owning five percent or more of our outstanding common stock. The policies and procedures followed by our audit committee in reviewing any related party transactions are not set forth in writing.

Certain Relationships

        Messrs. Harding, Driggers and Shoemaker may receive additional bonuses and retention incentive payments in connection with the business combination. Please refer to the "Transaction Bonuses and Retention Incentives" section of the compensation discussion and analysis for a discussion of this additional compensation.

        Following the consummation of the business combination, certain of our directors and executive officers will own securities of ED&F Man or one or more of ED&F Man's affiliates. As a result, these directors and executive officers may have interests that are different from, and in addition to, the interests of our other stockholders. For instance, Messrs. Harding, Driggers and Shoemaker acquired shares in ED&F Man through ED&F Man's employee equity incentive plans. Please refer to "Potential Payments upon Termination or Change of Control" for a description of the equity awards of Messrs. Harding, Driggers and Shoemaker for which vesting will accelerate upon consummation of the business combination. Messrs. Howell and James Jenkins will hold securities of ED&F Man as well. The ownership of such securities, in connection with the possibility that the interests of ED&F Man may not coincide with the interests of our other stockholders, may provide these directors and executive officers with interests that are different from our non-ED&F Man associated stockholders.

Employee Trust Transactions

        ED&F Man has established the employee trust to provide employees of ED&F Man and its affiliates who own ED&F Man shares with an opportunity to acquire shares of our common stock in exchange for some or all of their ED&F Man shares, and to increase the likelihood that the business combination would be approved by our stockholders at the annual meeting, by mutually agreeing with the Jersey trustee that the Jersey trustee would vote the IPO shares to be exchanged in favor of the business combination.

        There were approximately 370 employees of ED&F Man and its affiliates eligible to participate in the exchange, 47 of whom decided to do so. No other persons, including our current directors and officers, are participating or are eligible to participate in the exchange. All of the employees of ED&F Man and its affiliates eligible to participate in the exchange are stockholders of ED&F Man, which is an employee-owned company. Furthermore, other than Peter J. M. Harding, a director nominee, none of the employees of ED&F Man and its affiliates eligible to participate in the exchange will serve on our board of directors following the closing of the business combination. There is no relationship between the employee trust and us or our board of directors or management.

        As of the date hereof, the elections of eligible employees of ED&F Man and its affiliates to participate in the exchange amount to approximately $30.0 million, or 17.4% of the outstanding IPO shares (based on 28,750,000 IPO shares outstanding as of February 28, 2009). Based on these elections, an affiliate of ED&F Man, ED&F Man Holdings B.V., a company organized under the laws of The

Netherlands, entered into a loan agreement with the Jersey trustee, under which the Jersey trustee drew down $30.0 million in cash. The Jersey trustee used this cash to purchase IPO shares through transactions in the open market with the assistance of Lazard Capital Markets LLC. The timing and prices of these open market purchases are as follows:

Trade Date	Shares Purchased	Price/Share	Amount
4/28/2009	1,064,200	$5.97	$6,353,274.00
4/29/2009	1,808,329	$5.99	$10,831,890.71
4/29/2009	1,619,000	$5.98	$9,681,620.00
4/30/2009	500,000	$5.97	$2,985,000.00
5/01/2009	4,000	$5.98	$23,920.00
5/04/2009	20,771	$5.98	$124,210.58

	5,016,300		$29,999,915.29

Average Price: $5.9804

        The Jersey trustee and ED&F Man have mutually agreed that the Jersey trustee will vote the IPO shares the Jersey trustee acquired in favor of the business combination. At the closing of the business combination, the Jersey trustee will exchange the IPO shares it voted in favor of the business combination for a certain number of ED&F Man shares held by employees who have elected to participate in the exchange. The employees will be entitled to receive the special dividend with respect to the IPO shares they acquire.

        Purchases of IPO shares by the Jersey trustee may have decreased the number of IPO shares held by disinterested stockholders, thereby effectively decreasing the number of such shares that can influence the approval of the business combination. However, these purchases do not limit the ability of holders of IPO shares to receive cash for their IPO shares and, on the contrary, allow interested stockholders to receive cash in advance of the closing of the business combination. Alternatively, the holders of IPO shares can still vote against the business combination at the annual meeting and elect to convert their respective shares into cash.

Related Transactions

        On May 1, 2006, we issued to our sponsor approximately 5.7 million shares of our common stock (after giving effect to a 1.15 for 1 forward stock split effected immediately prior to the consummation of our initial public offering) for consideration of $0.005 per share. The members of our sponsor include a number of our current officers and their family members. Shermen Capital Partners, LLC is the managing member of our sponsor. Francis P. Jenkins, Jr., our chairman and chief executive officer, is the managing member of Shermen Capital Partners, LLC and may be deemed to beneficially own the shares owned by our sponsor.

        The holders of the majority of the shares sold to our sponsor and some of our current executive officers on the date above will be entitled to make up to two demands that we register those shares pursuant to an agreement dated May 24, 2007. The holders of the majority of those shares can elect to exercise these registration rights at any time after the date which is six months after the closing of the business combination. In addition, these stockholders have "piggy-back" registration rights on registration statements filed subsequent to such date. We will bear the expenses incurred in connection with the filing of any such registration statements.

        Concurrently with the consummation of our initial public offering, we consummated a private placement of approximately 5.2 million founder warrants, at a purchase price of $0.70 per warrant, to our sponsor, whose managing member is Shermen Capital Partners, LLC, an entity controlled by Francis P. Jenkins, Jr., our chairman and chief executive officer. We deposited the total proceeds from this private placement, approximately $3.7 million, into the trust account. Immediately following the sale of the founder warrants, our sponsor distributed them to its members. The founder warrants are identical to the warrants held by our public stockholders except that (i) if we call the warrants held by our public stockholders for redemption, the founder warrants will be exercisable on a cashless basis; (ii) the founder warrants will not be transferable or salable by our sponsor or such directors or officers or their respective affiliates until after we have completed our initial business combination, except that our sponsor may distribute them to its members; and (iii) the holders of the founder warrants and the shares of our common stock underlying these founder warrants are entitled to registration rights with respect to such securities pursuant to an agreement dated May 30, 2007.

        Each of our directors may receive reimbursement for reasonable out-of-pocket expenses incurred by them in connection with activities on our behalf such as identifying a potential target business and performing due diligence on a suitable business combination. Additionally, there is no limit on the amount of reasonable out-of-pocket expenses that could be incurred and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which would include persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. To the extent such reasonable out-of-pocket expenses exceed the available proceeds not deposited in the trust account and the interest on the trust account available for working capital purposes, such out-of-pocket expenses would not be reimbursed by us unless we consummate a business combination.

        As of December 31, 2008, we have paid fees totaling $189,050, at a rate of $9,950 per month, to Shermen Capital Partners, LLC for providing us with general and administrative services including office space, utilities and secretarial support. This arrangement is solely for our benefit and is not intended to provide compensation in lieu of a salary for any person, including any of the executives of Westway. In addition, we believe, based on rents and fees for similar services in the New York, NY metropolitan area, that the fee charged by Shermen Capital Partners, LLC is at least as favorable as we could have obtained from an unaffiliated third-party.

        Upon the closing, we and our sponsor will be parties to a number of new agreements, including a stock escrow agreement and a stock exchange agreement. A description of the material terms of these agreements is set forth in the section entitled "Other Agreements and Documents," beginning on page 220 of this proxy statement.

        All transactions between us and any member of our management team or their respective affiliates were on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties.

        Upon the closing, we will be entering into a revolving credit facility with ED&F Man as lender, substantially on the terms set forth in an annex to the transaction agreement. A summary of these terms is provided in the section entitled "The Transaction Agreement—Revolving Credit Facility," on page 212 of this proxy statement. Upon the closing, we will be entering into a number of other agreements with ED&F Man, including a stockholder's agreement, a registration rights agreement, a molasses supply agreement, a storage strategic alliance agreement, a shared services agreement and a proxy agreement. In addition, each of Messrs. Harding, Driggers and Shoemaker will be parties to and designated employees under the registration rights agreement with respect to shares they are receiving from the Jersey trustee. Summaries of each of these agreements are provided in the section entitled "Other Agreements and Documents," beginning on page 220 of this proxy statement.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC reports of ownership of our securities and changes in reported ownership. Executive officers, directors and greater than ten percent stockholders are required by SEC rules to furnish us with copies of all Section 16(a) reports they file.

        To our knowledge, based solely on a review of the copies of such reports furnished to us, or written representations from the reporting persons that other reports were required, we believe that, during our fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to our executive officers, directors, and greater than ten percent beneficial owners were met on a timely basis.

PROPOSAL NO. 4. THE ADJOURNMENT PROPOSAL

        This proposal, if approved, would allow our board of directors to submit a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the annual meeting to adopt the transaction agreement proposal, the certificate of incorporation amendment proposal or the election of directors proposal. We refer to this proposal as the "adjournment proposal." In no event will we solicit proxies to adjourn the annual meeting or consummate the business combination beyond the date by which it may properly do so under our certificate of incorporation and Delaware law. The purpose of the adjournment proposal is to provide more time for us and our stockholders to make purchases of IPO shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the transaction agreement proposal, the certificate of incorporation amendment proposal or the election of directors proposal and to meet the requirement that the holders of less than 40% of the IPO shares exercise their conversion rights.

        In addition to an adjournment of the annual meeting upon approval of the adjournment proposal, our board of directors is empowered under Delaware law to postpone the meeting at any time prior to the meeting being called to order. In such event, we will issue a press release and take such other steps as we believe are necessary and practical in the circumstances to inform our stockholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

        If the adjournment proposal is presented to the meeting and is not approved by the stockholders, our board of directors may not be able to adjourn the annual meeting to a later date in the event, based on the tabulated votes, that there are not sufficient votes at the time of the annual meeting to approve the consummation of the business combination (because any of the transaction agreement proposal, the certificate of incorporation amendment proposal or the election of directors proposal is not approved or because the holders of 40% or more of the IPO shares exercise their conversion rights. If our board of directors were unable to adjourn the annual meeting under such circumstances, the business combination would not be completed and, unless we were able to consummate a qualifying business combination with another party by May 30, 2009, we would be required to dissolve, liquidate the trust account and proceed with a plan of liquidation, such as the plan of liquidation being presented to our stockholders in connection with the dissolution proposal, which will be presented at the annual meeting if the adjournment proposal is presented at the annual meeting, but is not approved by our stockholders.

Required Vote

        The approval of the adjournment proposal will require the affirmative vote of the holders of a majority of the outstanding shares of our common stock present in person, or represented by proxy, and entitled to vote thereon at the annual meeting. Adoption of the adjournment proposal is not conditioned upon the adoption of any of the other proposals. This proposal will not be presented at the annual meeting if the transaction agreement proposal, the certificate of incorporation amendment proposal and the election of directors proposal are each approved by our stockholders.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE ADJOURNMENT PROPOSAL, IF PRESENTED.

PROPOSAL NO. 5. THE DISSOLUTION PROPOSAL

        Pursuant to our certificate of incorporation, if we have not consummated the business combination, or another qualifying business combination, by May 30, 2009, we must dissolve and liquidate the trust account. We have agreed in the prospectus for our initial public offering that, if we seek approval from our stockholders to consummate a business combination within 90 days of that date, the proxy statement related to that business combination will contain a proposal whereby we will seek stockholder approval for our board of director's recommended plan of liquidation in the event that our stockholders do not approve the business combination. Because we anticipate that the business combination will be consummated within 90 days of May 30, 2009, if approved by our stockholders, this proxy statement includes the dissolution proposal, which will only be presented to our stockholders at the annual meeting if the adjournment proposal is presented at the annual meeting, but is not approved by our stockholders.

        Our board of directors has, consistent with our obligations described in our certificate of incorporation to dissolve, prior to the passing of the deadline for consummating a qualifying business combination, convened and adopted a specific plan of liquidation, which it will recommend to our stockholders in the event that the adjournment proposal is presented at the annual meeting, but is not approved by our stockholders.

Plan of Liquidation

        The following describes briefly the material terms of the plan of liquidation. A copy of the proposed plan of liquidation is attached to this proxy statement as Annex D. We encourage you to review the entire plan of liquidation carefully.

        If the dissolution proposal is approved, we will, among other things:

  •
  file a certificate of dissolution with the Secretary of State of the State of Delaware;

  •
  adopt a plan of liquidation in, or substantially in, the form of Annex D to this proxy statement by action of our board of directors in compliance with the DGCL;

  •
  establish a contingency reserve for the satisfaction of any known or potential liabilities, consisting of (i) the indemnification obligations of our officers and directors provided to us at the time of our initial public offering and (ii) proceeds from the trust account sufficient to cover our known liabilities not otherwise subject to indemnification by any of our officers and directors;

  •
  pay or adequately provide for the payment of our liabilities, including (i) existing liabilities for taxes and to providers of professional and other services, (ii) expenses of the dissolution and liquidation, and (iii) our obligations to our public stockholders in accordance with our certificate of incorporation;

  •
  wind up our remaining business activities;

  •
  comply with SEC filing requirements, for as long as we are required to do so; and

  •
  make any necessary tax or other regulatory filings.

        In the event we do not complete a qualifying business combination by May 30, 2009, we expect to distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, including the amount representing the deferred portion of the underwriters' fees, plus any interest (net of taxes payable) not made available to fund our working capital requirements, plus any remaining net assets, as soon as practicable following the filing of our certificate of dissolution with the Secretary of State of the State of Delaware and adoption of a plan of liquidation by our board of directors. Our initial stockholders, directors and officers have agreed to waive their respective rights to participate in any liquidation distribution occurring upon our failure to consummate a business combination, but only with respect to those shares of common stock owned by them prior to our initial public offering; they will participate in any liquidation distribution with respect to any IPO shares acquired in the market. There will be no distribution from the trust account with respect to our warrants and all rights with respect to those warrants will effectively terminate upon our liquidation.

        If we fail to consummate a business combination and our stockholders have approved the dissolution proposal, we will proceed with our proposed plan of liquidation. As of March 31, 2009, there was approximately $6.00 per share in the trust account, after accounting for taxes owing and our working capital draw. However, the per-share liquidation price received by our public stockholders could be less than this amount because we cannot predict with certainty: (i) potential claims or lawsuits that may be brought against us; (ii) what waiver agreements, if any, we will be able to obtain from vendors, prospective target businesses and/or other entities with whom we engage in business; (iii) the amount of additional expenses that we may incur that exceeds the amount of the funds held outside of the trust account; and (iv) the ability of our existing stockholders, other than Messrs. Pottinger, Prochaska and Jenkins, III, to ensure that the funds held in the trust account are not reduced by claims of vendors, prospective target businesses and/or other entities with whom we engage in business and who have not executed a waiver, as described below.

        Although we have obtained waiver agreements from a number of vendors and service providers we have engaged and owe money to and prospective target businesses, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any funds held in the trust account, there is no guarantee that they or other vendors or service provider who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of these agreements.

        Under Sections 280 through 282 of the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution and liquidation of the trust account. If we comply with procedures intended to ensure that we make reasonable provision for all claims against us, including a 60-day notice period during which any third-party claims can be brought against us, a 90-day period during which we may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder's pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred with respect to any suit not instituted prior to the third anniversary of the dissolution or such later date as the Court of Chancery of Delaware shall, in its discretion, direct. Although we are seeking stockholder approval to liquidate the trust account and distribute a pro rata amount of the funds held therein plus any of our remaining net assets to holders of our IPO shares as part of our plan of liquidation, we do not intend to comply with those notice and waiting period procedures. In the event that our stockholders approve the plan of liquidation and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received a return of funds could be liable for claims made by creditors. Those stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any liability of our stockholders could extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our stockholders amounts owed to those third parties by us.

        Our initial stockholders, other than Messrs. Pottinger, Prochaska and Francis P. Jenkins, III, have agreed, subject to limited exceptions, that they will be personally liable, on a joint and several basis, to cover claims made by third parties, but only if, and to the extent, the claims reduce the amounts in the trust account available for payment to our public stockholders in the event of a liquidation and the claims are made by a vendor or service provider for services rendered, or products sold, to us or by a prospective acquisition target. Based on representations made to us by such initial stockholders, we currently believe that they are capable of funding a shortfall in the trust account to satisfy their foreseeable indemnification obligations. However, we have not asked them to reserve for such an eventuality. We cannot assure you that such initial stockholders will be able to satisfy those obligations or that the proceeds in the trust account will not be reduced by such claims. Further, such initial stockholders will not have any personal liability as to any claimed amounts owed to a third-party who executed a waiver (including a prospective acquisition target) or the underwriters of our initial public offering. The indemnification is set forth in the insider letter agreements, each dated as of May 24, 2007, which are exhibits to the registration statement for our initial public offering. We also have access to any funds available outside the trust account or released to us to fund working capital requirements with which to pay any such potential claims.

        In the event that we present the dissolution proposal to our stockholders and it is not approved, we would nonetheless continue to pursue stockholder approval for our dissolution. Pursuant to the terms of our certificate of incorporation, our powers following the expiration of the permitted time periods for consummating a business combination will automatically thereafter be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation of the trust account. The funds held in the trust account could not be distributed except upon our dissolution and, unless and until such approval were obtained from our stockholders, the funds held in the trust account would not be released. Consequently, holders of a majority of our outstanding common stock must approve our dissolution in order to receive the funds held in the trust account, and the funds would not be available for any other corporate purpose.

        These procedures, or a vote to reject any other plan of liquidation, could result in substantial delays in the liquidation of the trust account and pro rata distribution of the funds held in the trust account plus any of our remaining net assets to our stockholders as part of our plan of liquidation.

Dissolution Under Delaware Law

        Pursuant to our certificate of incorporation, if we have not consummated the business combination, or another qualifying business combination by May 30, 2009, we must dissolve and liquidate the trust account. Section 275 of the DGCL provides that a corporation may dissolve upon a majority vote of the board of directors of the corporation followed by a favorable vote of the holders of a majority of that corporation's outstanding stock entitled to vote. In the event we do not complete a qualifying business combination by May 30, 2009, and our stockholders have approved the dissolution proposal, our board of directors intends to approve the proposed plan of liquidation promptly following such date. Following such approval, our dissolution will be effected by filing a certificate of dissolution with the Secretary of State of the State of Delaware. Once a corporation is dissolved, its existence is automatically continued for a term of three years, but solely for the purpose of winding up its affairs. The process of winding up includes:

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  prosecution and defense of any lawsuits;

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  settling and closing of any business;

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  disposition and conveyance of any property;

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  discharge of any liabilities; and

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  distribution of any remaining assets to the stockholders of the corporation.

Principal Provisions of the Plan of Liquidation

        Upon dissolution, we will distribute pro rata to the holders of the IPO shares all of the proceeds of the trust account. We anticipate that there will not be any other amounts immediately available for distribution to our stockholders. Liquidation of the trust account is expected to commence as soon as practicable following May 30, 2009, if we have failed to complete a qualifying business combination by that date. We anticipate that we would make a distribution of approximately $6.00 per IPO share in such distribution, although the exact timing and amount will not be determined until the time of such distribution.

        Other than described in this proxy statement, such as with regard to vendors and service providers we have engaged and owe money to, we do not know of any other liabilities or any facts suggesting that any other liabilities may exist or will arise. Certain of our initial stockholders, namely, Messrs. Francis P. Jenkins, Jr., Moshenek and Toffolon, have agreed, subject to limited exceptions, that they will be personally liable, on a joint and several basis, to cover claims made by third parties, but only if, and to the extent, the claims reduce the amounts in the trust account available for payment to our public stockholders in the event of a liquidation. If these indemnification obligations, which are independent of the plan of liquidation and apply to only specific types of claims, and any cash available outside of the trust account do not satisfy a creditor's claim, then our stockholders could be required to return a portion of the distributions they receive pursuant to the plan of liquidation, up to their pro rata shares of the liabilities not so discharged, but not in excess of the total amounts received by them from us in any liquidation.

        Although we have obtained waiver agreements from a number of vendors and service providers we have engaged and owe money to and prospective target businesses, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any funds held in the trust account, there is no guarantee that they or other vendors or service provider who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of these agreements.

        We will discontinue recording transfers of shares of our common stock on the date of our dissolution. Thereafter, certificates representing shares of our common stock will not be assignable or transferable on our books, except by will, intestate succession or operation of law. After that date, we will not issue any new stock certificates, except in connection with such transfers or as replacement certificates.

Our Conduct Following Approval of the Dissolution Proposal and Adoption of the Plan of Liquidation

        Our directors and officers will not receive any compensation for the duties performed in connection with our dissolution or plan of liquidation. Following a failure to consummate a business combination by May 30, 2009 and the approval of the dissolution proposal, our activities will be limited to adopting the plan of liquidation, winding up our affairs, taking such actions as we believe may be necessary, appropriate or desirable to preserve the value of our assets, and distributing our assets in accordance with the plan of liquidation.

        We are obligated to indemnify our officers, directors and agents in accordance with our certificate of incorporation and bylaws for actions taken in connection with winding up our affairs; however, given our minimal assets we may not be able to provide meaningful indemnification to such persons. Our board of directors and the trustees of any liquidating trust account may obtain and maintain such insurance, paid for by us, as they believe may be appropriate to cover our indemnification obligations under the plan of liquidation.

        Contingency Reserve.    We generally are required, in connection with our dissolution, to provide for payment of our liabilities. We intend to pay or provide for payment of all our known liabilities promptly after adoption of the plan of liquidation, and to set aside a contingency reserve, consisting of the indemnification obligations of Messrs. Francis P. Jenkins, Jr., Moshenek and Toffolon, and any cash that may be available to us at such time, that we believe will be adequate to satisfy all of our liabilities. If it is not, either because any liabilities are not covered by any cash available outside of trust account at such time or by the indemnification obligation of Messrs. Francis P. Jenkins, Jr., Moshenek and Toffolon or because they default on this obligation, a creditor could bring a claim against one or more of our stockholders for each such stockholder's pro rata portion of the claim, up to the total amount distributed by us to that stockholder pursuant to the plan of liquidation. Because of the nature of our limited assets, we are uncertain if any incremental distribution will be made to the holders of the IPO shares, other than of amounts in the trust account. Each stockholder's exposure to liability is limited to his/her or its pro rata portion of the amounts due to each creditor and is capped, in any event, at the amount of the distribution actually received by such stockholder.

        Stock Certificates.    Stockholders should not forward their stock certificates before receiving instructions to do so. After such instructions are sent, stockholders of record must surrender their stock certificates to receive distributions, pending which their pro rata portions of the proceeds of the trust account may be held in trust, without interest and subject to escheat laws. If a stock certificate has been lost, stolen or destroyed, the holder may be required to furnish us with satisfactory evidence of the loss, theft or destruction, together with a surety bond or other indemnity, as a condition to the receipt of any distribution.

        Exchange Act Registration.    Our units, common stock and warrants are quoted on the OTCBB under the symbols "SACQU," "SACQ," and "SACQW," respectively, although no assurance can be given that trading on the OTCBB will continue. After dissolution, because we will discontinue recording transfers of our common stock and in view of the significant costs involved in compliance with reporting requirements and other laws and regulations applicable to public companies, our board of directors may apply to terminate our registration and reporting requirements under the Exchange Act.

        Liquidating Trusts.    Although our board of directors does not believe it will be necessary, we may transfer any of our remaining assets to one or more liquidating trusts, the purpose of which would be to serve as a temporary repository for the trust property prior to its disposition or distribution to our stockholders. Any liquidating trust would be evidenced by a trust agreement between ourselves and the person(s) our board of directors chooses as trustee(s).

        Sales of Assets.    The plan of liquidation gives our board of directors the authority to sell all of our remaining assets, although our assets outside the trust account are immaterial. Any such sale proceeds may be reduced by transaction expenses, and may be less for a particular asset than if we were not in liquidation.

        Absence of Appraisal Rights.    Stockholders are not entitled to appraisal rights in connection with our dissolution and plan of liquidation.

        Regulatory Approvals.    We do not believe that any material United States federal or state regulatory requirements must be met or approvals obtained in connection with our dissolution or the plan of liquidation.

        Treatment of Warrants.    There will be no distribution from the trust account with respect to our warrants.

        Payment of Expenses.    In the discretion of our board of directors, we may pay brokerage, agency, professional and other fees and expenses to any person in connection the implementation of the plan of liquidation.

Required Vote

        The approval of the dissolution proposal will require the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote at the annual meeting. This proposal will only be presented at the annual meeting if the the adjournment proposal is presented at the annual meeting, but is not approved by our stockholders.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE DISSOLUTION PROPOSAL, IF PRESENTED.

 MARKET PRICE AND DIVIDEND INFORMATION

Market information

        Our units, common stock and warrants are quoted on the Over-the-Counter Bulletin Board under the symbols "SACQU," "SACQ," and "SACQW." The following table sets forth the range of quarterly high and low closing bid prices for the units, common stock and warrants for the calendar quarter indicated since the units commenced public trading on May 30, 2007 and since the common stock and warrants commenced public trading on June 18, 2007, as reported by Bloomberg for the periods indicated.

	Common Stock		Warrants		Units
Period	High	Low	High	Low	High	Low
2009
First Quarter	5.90	5.75	0.08	0.02	6.00	5.65
Second Quarter (through April 30, 2009)	5.98	5.88	0.14	0.08	6.54	6.00
2008
Fourth Quarter	5.78	5.29	0.15	0.02	5.86	5.20
Third Quarter	5.78	5.67	0.15	0.06	6.00	5.84
Second Quarter	5.77	5.60	0.17	0.12	6.07	5.80
First Quarter	5.65	5.58	0.32	0.10	6.37	5.85
2007
Fourth Quarter	5.63	5.58	0.40	0.23	6.39	6.03
Third Quarter	5.70	5.50	0.39	0.24	6.41	5.99
Second Quarter (From May 30, 2007 or June 18, 2007, as applicable)	5.64	5.51	0.40	0.36	6.35	6.00
        The closing price for each share of common stock, warrant and unit on April 30, 2009, as reported by Bloomberg, was $5.96, $0.14 and $6.54, respectively.

Dividends

        We have not paid any dividends on our common stock to date and do not intend to pay dividends prior to the completion of the business combination. We will use our best efforts, to the extent permitted by Delaware law and our amended and restated certificate of incorporation, to declare promptly after the closing a special dividend of $1.00 per share payable to each holder of record of our common stock as of the record date specified in that declaration, which will be no fewer than three nor more than five calendar days after the closing date; this dividend will not be payable with respect to IPO shares for which conversion rights have been exercised and has been waived by our sponsor with respect to shares it acquired prior to our initial public offering and by ED&F Man with respect to shares of our common stock and preferred stock it is receiving as part of the consideration in the business combination.

        For a period of seven years following the closing, shares of Series A Preferred Stock will accrue dividends at the rate of $.0344 per share per quarter. Holders of shares of Series A Preferred Stock will also be entitled to participate equally and ratably with the holders of our common stock in most dividends and distributions paid on shares of our common stock as if, immediately prior to each record date for payment of such dividend or distribution, the shares of Series A Preferred Stock then outstanding were converted into shares of our common stock. In addition, no dividends will be able to be paid to holders of shares of our common stock, unless and until we have complied with our obligation to pay the quarterly dividend on shares of our Series A Preferred Stock.

INFORMATION ABOUT THE COMPANIES

Shermen

        We were formed on April 18, 2006 for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, an operating business in the agriculture industry.

        On May 30, 2007, we completed our initial public offering. Each unit sold in the initial public offering consists of one share of our common stock, and two warrants to purchase shares of our common stock. The public offering price of each unit was $6.00, and we generated gross proceeds of $138.0 million in the offering (including proceeds from the exercise of the underwriters' over-allotment option). Of the gross proceeds: (i) we deposited approximately $133.2 million into the trust account, which included approximately $5.5 million of deferred underwriting fees; (ii) the underwriters received approximately $4.1 million as underwriting fees (excluding the deferred underwriting fees); and (iii) we retained $607,900 for offering expenses. In addition, we deposited into the trust account approximately $3.7 million that we received from the issuance and sale of approximately 5.2 million founder warrants to our sponsor, whose managing member is Shermen Capital Partners, LLC, an entity controlled by Francis P. Jenkins, Jr., our chairman and chief executive officer, on May 30, 2007. We have dedicated our time and resources since our initial public offering to seeking and evaluating business combination opportunities.

        Our units commenced trading on the OTCBB on May 30, 2007, under the symbol "SACQU" and, starting on June 18, 2007, holders of the units were allowed to trade on the OTCBB the common stock and warrants included in the units under the symbols "SACQ" and "SACQW."

        Our wholly-owned subsidiaries, Terminal Merger Sub and Feed Merger Sub, were formed in November 2008 as Delaware limited liability companies. To date, neither Terminal Merger Sub nor Feed Merger Sub have conducted any activities other than those related to the formation of each and the consummation of the transactions contemplated by the transaction agreement.

        Our address is Shermen WSC Acquisition Corp., c/o The Shermen Group, 230 Park Avenue, Suite 1000, New York, NY 10169, and our telephone number is (212) 332-2858.

Westway

  Overview

        Westway is a leading provider of bulk liquid storage and related value-added services and a leading manufacturer and distributor of liquid animal feed supplements. Westway operates an extensive global network of 54 operating facilities providing 284 million gallons of total bulk liquid storage capacity and producing 1.7 million tons of liquid feed supplements annually. The bulk liquid storage business is a global business with infrastructure that includes a network of 24 terminals offering storage to manufacturers and consumers of agricultural and industrial liquids, located at key port and terminal locations throughout North America, Western Europe and Asia. The liquid feed supplements business produces liquid animal feed supplements that are sold directly to end users, which we refer to as "ranchers," and feed manufacturers, primarily supplying the beef and dairy livestock industries. By using formulation processes that are tailored specifically to the needs of its customers, Westway blends molasses and essential nutrients to form feed rations that help to maximize the genetic potential of livestock. As a result of the relationship between them, the bulk liquid storage and liquid feed supplements businesses benefit from synergies including co-location of facilities, enhanced raw material supply logistics for liquid feed supplements and increased operational efficiency resulting from cross-business knowledge exchange.

        Westway's origins date back to the 1940s when the Industrial Molasses Corporation, the predecessor to Westway, commenced business as a family-owned trader of molasses. Since then, Westway has evolved from a molasses supplier in the northeastern United States into a bulk liquid storage, liquid animal feed and liquid feed derivatives business in collaboration with its current owner, ED&F Man.

        During its recent history, Westway has successfully expanded its geographic footprint by growing the business organically and through acquisition. Following an initial strategic partnership in the early 1990s, Westway came under the full ownership of ED&F Man in 1995. Under the umbrella of ED&F Man, Westway followed a path of growth and diversification, making a number of strategic investments in bulk liquid storage capacity and liquid feed supplements including the acquisition of the international liquid animal feed, molasses trading and storage businesses of Cargill, Incorporated, which we refer to as "Cargill," in 1997 and the acquisition of Tate & Lyle PLC's United Molasses Company in 2002. Westway continues to grow its business by investing in additional locations and most recently signed a lease for terminal space in Gray's Harbor, WA where Westway plans to construct a 13.4 million gallon state-of-the-art bulk liquid storage facility. As of December 31, 2008, Westway had 385 employees.

        Westway benefits significantly from the breadth of markets served by its businesses. The bulk liquid storage business has maintained a long-term presence in a number of highly strategic, deep water ports from which it can offer its international customer base access to storage and the highest level of service in these critical markets. Westway believes that the liquid feed supplements business is the leading North American manufacturer of liquid feed supplements and the only supplier with a true national footprint.

        Westway is headquartered in New Orleans, LA, and has operations at the locations shown below:

  Growth Strategies

  Increase Volumes of Existing Products and Services

        Westway believes that global demand for its bulk liquid storage and liquid feed supplements products and services will continue to increase. In the bulk liquid storage business, despite the uncertainty that is affecting the wider economy, growth is expected to be driven by underlying expansion in demand for a wide variety of agricultural and industrial raw materials that are fundamental to Westway's target industries and sectors. Furthermore, Westway expects the liquid feed supplements business to continue to benefit from increasing global demand for higher protein content livestock feed and the ongoing shift toward liquid supplements from traditional dry feed products. This trend has become particularly significant in recent years as prices for traditional corn and dry protein meals have been highly volatile.

        In order to capitalize on this growing demand, Westway expects to utilize the significant capital resources provided by the business combination to increase production and storage volumes at existing facilities and to open new facilities at strategic locations across North America, Europe and Asia. For example, in bulk liquid storage, Westway has plans to develop 86.0 million gallons of incremental storage capacity by 2011, a 30% increase in its existing storage capacity. Investment is already underway through a new 13.4 million gallon facility at Gray's Harbor, WA and 6.9 million gallons of expansion of Westway's existing storage facility in Amsterdam, Netherlands. In the liquid feed supplements business, Westway intends to leverage its position as an international leader in liquid livestock supplement technology to market its products to various developing nations outside of North America. In addition, in North America, Westway intends to significantly expand its successful feedlot liquid supplement business to states beyond the Texas panhandle.

        When evaluating new facility development opportunities, Westway utilizes a series of objective criteria to assess the potential benefits of trading, the benefits of additional infrastructure and logistics capability, political stability and payback period in order to confirm that proposed investments will generate attractive financial returns prior to commitment and to minimize execution risk. In addition, Westway seeks to secure significant interest from potential customers prior to construction or expansion of any new facilities in order to ensure investments are underpinned by contracted base revenues.

  Pursue Acquisitions

        The bulk liquid storage and liquid animal feed supplement sectors remain highly fragmented, with numerous small and mid-sized companies operating in North America, Europe and Asia. Westway believes this market fragmentation provides it with significant opportunities for expansion. Westway's management maintains an active dialogue with numerous potential acquisition targets and frequently explores opportunities in the context of the group's strategic goals and financial return expectations. Westway's management team has significant experience acquiring and integrating new businesses in order to increase the size and scope of Westway's operations, and intends to continue to pursue this strategy as new opportunities come to market in the future. Westway's management has a history of successfully identifying both financially and strategically attractive targets that, in some cases, had become redundant storage businesses under their prior ownership. When evaluating potential acquisitions, management will focus on those opportunities which it believes will increase production or storage capacity in key markets, enhance Westway's product and service offering or provide entry into strategically attractive geographies.

  Develop New Products and Services

        Westway is committed to developing the range of products and services it offers to its customers in order to further embed its business as a critical component in their supply chain, resulting in revenue and earnings growth. In bulk liquid storage, Westway intends to offer new or expanded services to its existing customers by using Westway's existing infrastructure and technical competencies. For example, in April 2008, Westway's Jacksonville facility leveraged its existing infrastructure and personnel by contracting to transload ethanol, thereby providing an expanded service to generate additional revenue without a significant commitment of new capital. During the last four months of 2008, a significant volume of ethanol was stored in Jacksonville. In addition, Westway intends to pursue opportunities to expand its product offering to accommodate complementary agricultural and industrial liquids. For example, Westway is currently exploring developing a major new hub for handling methanol at one of its facilities. Methanol is an important supply for the bio-diesel industry, as well as to an array of industrial manufacturing processes.

        In its liquid feed supplements business, Westway sees significant potential to further invest in the development and manufacture of innovative, nutritionally enhanced livestock feed supplements by leveraging its strong research and development competencies. Westway is particularly focused on finding products that incorporate and expand upon new technologies or raw materials that have not been utilized previously, since these typically provide the most significant potential for profit and are most successful in differentiating Westway in the marketplace. For example, Westway is currently exploring new product opportunities related to emerging liquid by-products from the biofuel industry, edible packaging alternatives, new applications for calcium hydroxide, a reactive ingredient used to harden block products and in the manufacture of some of Westway's suspension products, and low-cost suspension products for the beef industry. Suspension products are liquid feed supplements that contain insoluable ingredients (e.g. limestone or potassium chloride).

  Expand into Complementary Businesses

        Westway believes its international network of facilities, extensive management experience and core operating competencies in the manufacturing, storage and distribution of liquid products creates numerous opportunities for it to expand into complementary businesses. For example, management sees significant potential in exploring the North American liquid fertilizer market as an expansion opportunity. Distribution of traditional liquid fertilizer products reflects competitive dynamics and infrastructure requirements similar to Westway's existing liquid feed supplements business, and Westway has significant experience storing and handling these products through its bulk liquid storage business. In addition, Westway believes its R&D strengths can also be applied to the development and commercialization of specialty organic liquid fertilizer products.

  Pursue International Joint Venture and Royalty Agreements

        Westway intends to actively explore joint venture and strategic alliance opportunities with global business partners to expand Westway's business interests and geographic network. In bulk liquid storage, Westway is exploring various strategic alliance agreements with biodiesel manufacturing companies that would utilize Westway's tank capacity for both raw materials and finished product storage. Such partnerships would position Westway as a critical component of its partners' supply chains and could create lasting commercial relationships. For example, in Houston, the construction of a biodiesel production plant by a third party on land leased by Westway is already underway. As a consequence of this arrangement, Houston tank capacity will be utilized for all inbound and outbound liquids under contract.

        In liquid feed supplements, Westway's management believes that its Champion Liquid Feeds Pty Ltd. joint venture, which we refer to as "Champion," with Ridley Agri-Products, which we refer to as "Ridley," is evidence of the benefits that can be achieved through such relationships. Prior to establishing the joint venture in 2001, Westway had no exposure to Australia and Ridley, Australia's largest manufacturer and distributor of dry animal feed products, had little exposure to the liquid feed supplement market. By combining their respective areas of expertise, Westway and Ridley have created a successful liquid feed manufacturer that Westway believes is poised for significant future growth in this market. In addition, Westway sees significant opportunities to leverage its technological leadership in liquid feed supplements by establishing royalty agreements with complementary organizations for the manufacturing and distribution of Westway's products worldwide.

  Leverage Relationship with ED&F Man

        Westway believes that its strong ongoing relationship with ED&F Man provides it with significant, unrivalled opportunities for future growth. In the bulk liquid storage business, it is anticipated that the continued growth and diversification of ED&F Man's global trading of liquid agricultural products is likely to provide Westway with further opportunities to deploy and expand its storage footprint and service opportunities. For example, within the last several years, ED&F Man has significantly increased its trading activities in bio-diesel and tropical oils (e.g., palm and coconut oils). The anticipated expansion of the global market for bio-diesel as a fuel substitute, combined with underlying increases in global consumption of tropical oils, underpin this growth opportunity. In addition, Westway believes its liquid feed supplements business has the potential to benefit from the supply of new raw materials (e.g. biofuel by-products) by ED&F Man for use in the production of new liquid feed supplement products. Further, Westway expects that it will also be in the unique position to leverage ED&F Man's global business network and strong agricultural commodity operating experience as Westway expands into new geographies and complementary businesses. For example, Westway's investment in Champion in Australia was a direct result of ED&F Man's relationships in that region.

  Competitive Strengths

        Westway believes the following competitive strengths will assist it in executing its growth strategies:

  Broad Geographic Footprint

        Westway operates an extensive global network of 54 operating facilities providing 284 million gallons of total bulk liquid storage capacity and 1.7 million tons of annual liquid feed supplements production. In its bulk liquid storage business, Westway operates 24 terminal locations globally, with a strong presence in the U.S. and Western Europe and an initial presence in Asia via Westway's facility in Inchon, South Korea. Many of Westway's storage facilities are located in highly strategic deep water port locations such as Houston, TX; Philadelphia, PA; Jacksonville, FL; Baltimore, MD; and Stockton, CA in the U.S. and Amsterdam, Netherlands; Gydnia, Poland; and Liverpool, U.K. in Europe. In its liquid feed supplements business, Westway operates 27 facilities strategically located throughout the U.S. and Western Canada, as well as three facilities in Australia though Westway's 50% interest in Champion.

        Westway believes that it benefits significantly from its broad geographic footprint and the extensive experience it has gained by operating in a variety of regional, national and international markets for so many years. In its bulk liquid storage business, Westway strives to offer its customers a truly global storage solution with a high level of expertise across multiple markets, and to provide tailored services to customers commencing operations or requiring local infrastructure in specific markets. Westway also believes that its access to extensive high quality storage capacity in critical deep water port locations is a differentiating factor in the marketplace. In liquid feed supplements, Westway believes that it provides the broadest geographic coverage of any North American liquid feed supplements manufacturer, and is the only producer capable of supplying all 48 lower U.S. states, five provinces in Canada and parts of northern Mexico. Westway believes it is also able to leverage its global network and extensive market insights when exploring expansion opportunities into complementary geographies or businesses.

  Differentiated Product and Service Offering

        Westway provides a differentiated service to manufacturers, bulk liquid traders and those corporations looking to minimize cost and maximize flexibility of service in both the bulk liquid storage and liquid feed supplement markets. In its bulk liquid storage business, Westway believes that it is one of the few service providers capable of providing a truly global service offering across a broad range of agricultural and industrial liquids. In addition, Westway offers its customers numerous tailored services such as heating, blending, testing and transloading (the transfer of products from one transportation vehicle, such as a rail car or a ship, to a truck) and is willing to customize its service contracts to meet specific requirements. In some cases, Westway will even build custom designed tank capacity to meet specific customer requirements. One example of such customization is a 25 tank lubrication oil facility under construction in Houston, TX. Westway engineers coordinated the product mixing and recirculation, steam heat and insulation, additive handling and blending, on-site product testing and shipment and receipt from all transportation modes. In addition, Westway's ability to provide extended supply chain support, from the initial handling and receipt of liquid products, through storage, onward distribution and receipt and storage at destination, provides significant value to the customer. In its liquid feed supplements business, Westway offers a broad range of liquid and dry feed products, ranging from simple molasses-based blends or mill products to highly complex suspension products. Further, Westway's proprietary manufacturing processes allow it to customize its feed products to meet specific nutritional requirements or respond to changing market conditions for raw materials.

        Westway believes that the range of its product and service offerings and its high level of customer service enables it to differentiate itself in the marketplace and maintain its leading market positions in the bulk liquid storage and liquid feed supplements sectors. Westway also believes that its approach reinforces the strategic nature of its customer relationships, who it believes view it more as a long-term strategic partner rather than merely as an industrial supplier.

  Strong Relationships with Blue-Chip Customers

        Westway has developed long-standing relationships with numerous well-established, global customers, many of whom have been doing business with Westway for more than 10 years. Westway believes that its ability to attract and retain these blue-chip customers is a direct result of its differentiated product and service offering and unparalleled customer service. In addition, Westway is focused on developing close, strategic relationships with its customers, who Westway believes view it as a long-term strategic partner and consider Westway an extended part of their operations.

        Westway's management believes that strategic relationships of this nature facilitate long-term contracts, which provide Westway with revenue stability and forecasting transparency. Westway also believes that this allows it to tailor new products and services or specific capacity expansions to meet identified customer needs, significantly reducing execution risk. For example, Westway's plans for a new 13.4 million gallon facility in Gray's Harbor, WA was initiated in response to a specific customer need for bulk liquid storage in the Pacific Northwest. Westway worked closely with the customer to determine its size, location and functionality before designing the new facility to meet the customer's specifications. As a result, Westway was able to secure a long-term commitment for all of the new storage capacity at the new facility before it began construction. The site will also allow Westway to gain access to a key new geographic market in the U.S. with the ability to expand its storage capacity in the future, if desired. In the liquid feed supplements business, a further example of Westway's relationship with blue-chip companies can be seen in Westway's marketing and supply arrangement with a major U.S.-based cattle feed operation, which dates back to 1995. Through this agreement, and based on specific tailoring of products and services, Westway has established a position as exclusive provider of liquid suspension and molasses blend products to that customer.

  Strategic Relationship with ED&F Man

        The proposed business combination is intended to provide Westway with the independence and capital resources necessary to optimize future growth, while maintaining the benefits of a close strategic relationship with ED&F Man. To this end, Westway and ED&F Man will enter into strategic agreements that establish Westway as ED&F Man's preferred supplier of bulk liquid storage services globally and ED&F Man as Westway's exclusive supplier of offshore cane molasses for its liquid feed supplements business. After the closing, ED&F Man will be Westway's largest stockholder and will be entitled, initially, to elect three of seven members of the combined company's board of directors.

        As a leading global supplier of a broad range of commodity products Westway's management believes that ED&F Man will provide strong ongoing support to Westway's existing businesses as a key customer for the bulk liquid storage business and as a key supplier to the liquid feed supplements business. Further, Westway expects ED&F Man's continued global growth and expansion, its global business network and its strong agricultural commodity operating experience will create dynamic new investment opportunities that are truly unique to Westway.

  High-Quality and Experienced Management Team

        Westway has a highly experienced senior management team comprised of Peter Harding as Chief Executive Officer, Wayne Driggers as President of the bulk liquid storage business and Bryan Shoemaker as President of the liquid feed supplements business. Peter Harding has worked in agri-business for 35 years, and Wayne Driggers and Brian Shoemaker have 28 and 29 years of relevant industry experience, respectively. Westway also benefits from the commitment of a talented pool of middle managers with strong market experience throughout Westway and across all functions and geographies. Collectively, Westway's management team has successfully designed and executed Westway's growth strategy in recent years, which included numerous acquisitions, new site openings, existing facility expansions and new product introductions. The team believes that it is ideally positioned to manage Westway's next phase of evolution as a public company.

  Continuous Investment in Research & Development

        Westway invests in R&D in an attempt to ensure that it maintains technological leadership in the liquid animal feed supplement marketplace. Westway has a proven track record of developing and commercializing innovative new animal feed products. For example, Westway has driven the development and patenting of new suspension technology, treatment of viscous liquid by-products and new block processing technology. Westway believes that this technological advantage allows it to differentiate itself versus the competition and creates significant barriers to entry to the marketplace. It also provides significant growth opportunities through new product introductions and extensions of existing product lines resulting in revenue growth and improved margins.

  Bulk Liquid Storage Business

  Overview

        Westway's bulk liquid storage business operates a network of facilities located in North America, Western Europe and Asia, and provides storage and related services to manufacturers and purchasers of bulk liquid products. Each facility is a critical link in the distribution chains of Westway's customers. Westway coordinates closely with its customers' technical services and product handling experts in designing and adapting the customized product handling systems required for each specific product. Westway believes that its customers, a diverse group of multi-national, national and regional corporations, welcome this involvement as the customers view Westway's facilities as an extension of their own operations. Westway's value-added services are customer specific and include transloading of bulk liquids and acting as regional distribution centers on an entirely outsourced basis. Underpinning all of its services is Westway's foremost objective, which is to differentiate its service by providing the highest level of customer satisfaction, through its proprietary systems and rapid execution and superior commodity management expertise, which has resulted in the cultivation of long-term customer relationships.

  Products and Services

        Westway serves many diverse markets, focusing on the provision of bulk liquid storage services for a wide range of products that are best described using eight primary product groupings, set out below. This diverse product portfolio helps to insulate Westway from exposure to cost pressures in any one market. Westway is also active in businesses related to bulk liquid storage, such as direct transloading (primarily from railcars to trucks), blending and dilutions. Westway's terminals contain the features necessary to handle a broad spectrum of specialty products, including rail capacity, dedicated pipelines, on-scale, top-loading of trucks, heating capacity and multiple tank sizes, including small capacity tanks.

        The chart below reflects the comparative volume, in gallons, of each product grouping stored by Westway as of December 31, 2008.

  •
  Molasses and Liquid Animal Feed Products.  Historically, storage of molasses for the liquid feed supplements and yeast production industries has comprised the largest single component of Westway's bulk liquid storage business. Westway is well positioned in this product category given its significant experience handling highly viscous liquids and specialized infrastructure that includes large, positive displacement pumps and large diameter pipelines. Due to the ongoing, long-term relationship with ED&F Man, these products are expected to remain a key part of the Westway portfolio.

  •
  Vegetable Oils, Tallows and Greases.  For decades, Westway has handled customer requirements for storage and transportation of vegetable oils, tallows and greases. These products are utilized in the food, biofuels, industrial soaps, detergent and biochemical industries and require such specialized services as heated tankage and kosher certification.

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  Lignin Sulphonate, Calcium Chloride and Liquid Fertilizers.  Westway's experience in non-hazardous bulk solutions such as calcium chloride, urea ammonium nitrate and lignin sulphonate is extensive. These products are tied to basic industries such as agriculture and paper production. Because these products are corrosive, specialized tank linings are required to maintain quality control and safe handling.

  •
  Petroleum, Petro-Chemicals, Waxes and Petroleum Oil.  Westway's position in this category is primarily concentrated in storing niche products such as paraffin waxes and lubrication oils derived from the petroleum refining process for the candle, coatings and automotive markets in addition to certain other heavy industries. The heat and viscosity requirements of these products lend themselves to Westway's high value-added business model. Generally, Westway does not handle petroleum fuels, gasoline or traditional petro-chemicals (e.g. benzene, toluene).

  •
  Caustics.  Chloralkali products, including sodium and potassium hydroxide, are stored on behalf of industrial use producers and distributors and comprised the first product for which Westway commenced third-party storage in the 1970s. Specialized heated tank linings and piping systems are utilized to protect product quality and ensure efficient handling of products for, among others, municipalities and the sanitation and paper production industries.

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  Esters (Bio-diesel).  Westway has been handling esters since 2002 on behalf of producers and distributors. Westway's employees are familiar with the unique properties of methyl esters and systems that exist to ensure that the Westway's quality control and safe handling standards are maintained. These systems include standardized handling processes and the use of specialized sealants to prevent moisture intrusion. ED&F Man's trading of bio-fuels provides a base volume for Westway and is expected to be an opportunity for significant growth.

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  Chemicals.  Since the mid 1990s, Westway has expanded its storage services into a more diverse range of chemical products, for producers and distributors serving manufacturing and industrial markets. Subsequent improvements in industry specific expertise have provided Westway with the experience necessary to handle these products. Westway conducts a thorough risk analysis when evaluating all new chemical opportunities to ensure minimal safety or environmental risk.

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  Asphalts.  Westway handles asphalt products used in roadways and in roofing applications. At the Baltimore, MD and St. Paul, MN facilities, special systems have been constructed to handle asphalts. Boilers, hot oil systems, tank heating coils and insulated tanks and pipelines are required to keep these products flowing properly.

  Services

        Westway provides its customers with a broad range of value-added services across all stages of the bulk liquid storage value chain:

Receipt	Storage	Handling	Distribution	Other
Custom facilities	Carbon scrubbing	Additive injection	Logistics planning	Audit
Lab diagnostics	Dry air treatment	Blending services	Rail scaling	Documentation
	Foam systems	Direct transfer	Rail services	FEMAS certification
	Gauging	Drumming		Food grading
	Hot oil systems	Filtration		GMP certification
	Lined/stainless tanks	Heating		ISO certification
	Nitrogen treatment	Packaging		Marketing
Piggable lines
Recirculation

        Westway works closely with its customers to design service packages and contracts that meet their specific storage requirements. This process results in a varying degree of complexity across customer relationships and generates long-term, collaborative relationships. For example, some customers require only basic storage services such as tank storage, product receipt and delivery services and occasional transloading, whereas others have more complex requirements, including the provision of temperature regulation, blending or diagnostic testing services. At the greatest degree of complexity, Westway is able to operate regional distribution centers, functioning on an entirely outsourced basis and providing a full complement of value-added services, such as logistics planning and product marketing. Westway believes that the breadth of services and flexibility it provides to customers, differentiates it in the marketplace and provides management with a distinct advantage when competing for new business.

  Customers

        Westway's customer-focused approach results in a number of long standing relationships with major customers, including, but not limited to, these listed below:

Agrium	Exxon Mobil Corporation	Occidental Petroleum Corporation
Archer Daniels Midland Company	Growmark, Inc.	Royal Dutch Shell plc
Basic Chemical Solutions, L.L.C.	INEOS Group	Sanimax
Bayer AG	Lyondell Chemical Company	Stepan Company
Bunge Limited	Mitsubishi Companies	The Sun Products Corp.
Cargill	Motiva Enterprises LLC	TETRA Technologies, Inc.
The Dow Chemical Company	Norfalco LLC	Univar Group, PLC
ED&F Man	Nynas AB	Yara International ASA
Evonik Industries AG	PPG Industries

        A large proportion of the bulk liquid storage business's sales are derived from highly regarded multi-national corporations, many of which are included in the Forbes Global 2000 list of largest companies. Westway's relationships with these customers have resulted in extended contracts, approximately 50% of which are two years or more in length and over one-third of which are three years or longer as of December 31, 2008. This is set out below in more detail:

Length of Storage Contracts—Terminals Worldwide 2009

  Property and Facilities

        Westway benefits from a significant, long-term presence in many of the major coastal locations internationally. Typically, coastal operations comprise long-term storage locations owned by Westway or on land leased under long-term arrangements with state or city run port authorities in the United States or with port authorities in Europe. Each of the facilities that comprise international bulk liquid storage locations is either Westway owner-occupied or is operated under lease agreements with tightly mandated maintenance, building and usage control. The leases normally provide for a fixed annual rent cost, based on quantifiable inflation ratchet arrangements, and significant lease periods, often in excess of ten years. For all properties, Westway attaches a high degree of importance to protecting and maintaining public land and the environment.

        The largest bulk liquid storage locations sites by volume, both owned and leased by Westway, are as follows:

Global Bulk Liquid Storage Locations	Acres	Site Capacity (Million Gallons)	% Total Business Capacity(1)	Ownership	Minimum Remaining Contracted Lease Term	Remaining Lease Term Assuming Contracted Renewals(2)	Number of Renewals Contracted & Renewal Term(3)
Houston, TX (No. 1)	17	52	18%	Owned (80%) and leased (20%)	6 years, 7 months	6 years, 7 months	None
Houston, TX (No. 2)	8	33	12%	Owned (19%) and leased (81%)	19 years, 6 months	19 years, 6 months	None
Amsterdam, the Netherlands	7	29	10%	Leased	12 years 8 months	37 years 8 months	1; 25 years
Philadelphia, PA	10	20	7%	Leased	8 years	28 years	2; 10 year renewals
Baltimore, MD	7	19	7%	Leased	13 years 5 months	23 years 5 months	2; 5 yr options
Jacksonville, FL	10	17	6%	Leased	23 years 5 months	23 years 5 months	None
Port Allen, LA	11	16	6%	Leased	18 years	18 years	None
Hamilton, Canada	17	16	6%	Leased	19 years 4 months	29 years 4 months	2; 5 yr options
St Paul, MN	16	14	5%	Leased	15 years 6 months	15 years 6 months	None
Liverpool, United Kingdom	6	12	4%	Leased	9 years and 14 years(3) six months	9 years and 14 years(3) six months	None
Gdynia, Poland	5	7.6	3%	Leased	11 years	31 years	1; 20 years

(1)
Capacity details are expressed as a function of the 284 million total gallons of storage currently available to Westway.

(2)
Not all leases automatically provide for renewal; where this is the case, the applicable leases are noted. It is Westway's expectation that where there is currently no contractual entitlement to renew the facility lease, renewal is anticipated subject to normal contractual negotiation and ongoing business requirements

(3)
The Liverpool facility comprises two leases, of which the Sandhills lease is currently under negotiation. Based on the status of current negotiations on January 15, 2009, it has been assumed that a 14.5-year term without renewal will be negotiated. This data is accurate as of January 15, 2009.

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Houston, TX (No. 1). The Houston No. 1 facility is Westway's largest terminal location internationally, comprising approximately 52 million gallons of capacity, excluding additional tank construction that is currently underway which is expected to add a further 6.8 million gallons of capacity. This facility provides deep water access through two docks on the Houston ship channel and is comprised of two tracts of land leased from the Port of Houston. Historically, this terminal has represented a primary molasses hub for ED&F Man and now serves a broad range of customers and industries. Houston is considered to be the single most concentrated bulk liquid storage location in the United States. Although there is currently no contractual entitlement to renew the lease relating to the leased portions of the facility, renewal of that lease is anticipated subject to normal contractual negotiation and ongoing business requirements.

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Houston, TX (No. 2).  The Houston No. 2 facility is located two miles from the No. 1 and is a two berth, deep water terminal also located on the Houston ship channel. Storage capacity comprises approximately 33 million gallons spread across contiguous lots that are owned by and leased from the port of Houston and another third-party. The facility serves the same markets as the Houston No. 1 facility and future lease renewal is anticipated once the current term has been completed.

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Amsterdam, the Netherlands.  The Amsterdam facility is Westway's largest single storage capacity outside of North America and is considered by Westway to be one of its significant strategic investments. Due to its location within the key shipping area of Amsterdam, Antwerp and Rotterdam, historic demand for storage has been consistently high. The facility currently provides capacity of approximately 29 million gallons and Westway has an option to extend this lease by 25 years.

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  Philadelphia, PA.  The Philadelphia facility comprises a 10-acre deep water site on the Delaware River. The property is leased from Conrail Inc. and provides approximately 20 million gallons of storage serving regional agriculture and oil refining markets. Other specialty products, including plasticizers, non-petroleum oils and construction products are also stored in Philadelphia.

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  Baltimore, MD.  The Baltimore facility comprises 7 acres of deep water storage and is leased from the Maryland Port Administration in Baltimore harbor. The facility has storage capacity of approximately 19 million gallons and serves large regional agriculture, construction materials, lubrication oils, bio-diesel and specialty chemicals markets requiring storage for export and domestic use.

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  Jacksonville, FL.  The Jacksonville facility provides Westway with approximately 17 million gallons of bulk liquid storage capacity using deep water property leased from the Jacksonville Port Authority. The facility has traditionally served local agricultural markets and the pulp and paper industry. More recently Westway has served the Puerto Rican export market alongside bio-diesel and ethanol industries. Although there is currently no contractual entitlement to renew the facility lease at the end of the remaining approximately 24 year lease term, renewal is anticipated.

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  Port Allen, LA.  The Port Allen facility comprises an approximately 16 million gallon deep water terminal located on the Mississippi River and leased from the Port of Baton Rouge. The facility is one of Westway's largest molasses terminals and serves the Louisiana sugar industry. Although there is currently no contractual entitlement to renew the facility lease at the end of the current approximate 18 year remaining lease term, renewal is anticipated.

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  Hamilton, Canada.  The Hamilton facility provides approximately 16 million gallons of capacity on a 17 acre site on the Great Lakes leased from the Hamilton Port Authority. Westway has an agreement to lease an additional 10 acres of land adjacent to the site and Westway anticipates expanding onto this property in fiscal 2009. The facility serves a large local rendering industry, as well as typical agricultural markets. Westway also operates a feed plant at the Hamilton terminal.

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  St. Paul, MN.  The St. Paul facility comprises two commonly managed but non-contiguous sites on the Mississippi River with warehouses, on a 16 acre site. The facilities are barge-served with a total capacity of approximately 14 million gallons serving local agricultural markets with molasses and vegetable oils. Although there is currently no contractual entitlement to renew the facility lease at the end of the remaining lease term, renewal is anticipated.

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  Liverpool, United Kingdom.  The Liverpool facilities also comprise two commonly managed but non-contiguous locations consisting of six acres and acting as the central distribution hub for molasses and feed fats. From Liverpool, Westway serves the animal and feed fats business located in the central and northern regions of England. In addition the facility provides a dedicated phosphoric acid storage facility for Thermphos. The combined facilities currently provide approximately 12 million gallons of capacity.

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  Gdynia, Poland.  The Gdynia facility comprises a 5 acre deep water site on the Indyjskie Quay at the Port of Gdynia. The property is leased from the Port of Gdynia and provides Westway with approximately 8 million gallons of capacity, serving the growing economies of Poland and providing access to Central and Eastern Europe. The facility is capable of serving agricultural, chemical and fuel markets.

        The vast majority of Westway's tanks are constructed from carbon steel and incorporate a variety of internal lining systems that are used to protect the tank and to preserve the quality of the stored product. Westway stores a considerable number of products requiring the application of heat to preserve the product characteristics—Westway utilizes a combination of internal steam coils, external heat exchangers and hot water circulating systems when storing these heat-sensitive products. Facility upgrades required to meet the needs of certain stored chemicals are performed as necessary and include leak prevention, automated gauging and loading, vapor control and fire prevention.

  Competition

        Globally, Westway's market position is a function of the interaction between its competitors occupying the local, regional, national and international markets in which the businesses operate. Within the bulk liquid storage business, Westway's ability to provide a breadth of service to customers in each of these local, regional, national and international markets is a key competitive advantage. Because it holds such a strong position, it is difficult to define Westway's competition. Competitors include multi-national providers such as NuStar Energy L.P. in the United States along with others including International-Matex Tank Terminals (owned by Macquarie Infrastructure Company LLC) and TransMontaigne at a national level and a number of smaller, independent storage businesses operating in a number of countries served by Westway, such as Simon Storage Ltd. (owned by Interpipeline Fund). The breadth of service provided also results in customer offerings that compete directly with LBC Holdings LLC (owned by Challenger Infrastructure Fund), Royal Vopak N.V. and Stolt-Nielsen S.A. for more tailored, complex and value added services. Across product groups, Westway's bulk liquid storage business competes with corporations having a primary focus in the storage of specific products, such as hydrocarbons and derivatives, as well as those businesses providing a more broad range of services. At locations in Europe, such as Denmark and Poland, competition also derives from smaller independent storage businesses and former state-owned installations.

  Liquid Feed Supplements

  Overview

        Through its 27 strategically located manufacturing facilities in North America, Westway provides liquid feed supplements to the lower 48 U.S. states, 5 Canadian provinces and Northern Mexico. By using formulation processes that are tailored specifically to the needs of customers Westway blends molasses and essential nutrients to form feed rations that help to maximize the genetic potential of livestock. Typically, these supplements contain concentrated forms of protein, energy, minerals and vitamins, which normally comprise 5-10% of an animal's daily diet. Beef cattle, dairy cattle and horses consume the majority of Westway's liquid feed supplements, with a smaller percentage being utilized by sheep, goats, poultry and swine. The business invests in research into new products and manufacturing processes in order to maintain the strength of its competitive position. To date, Westway has capitalized on the value of its intellectual property through a joint venture in Australia with Ridley and is currently analyzing similar opportunities in New Zealand and Mexico.

        In the United States, the liquid feed supplements industry dates back to the first report of a simple molasses-urea mix being fed to cattle in 1943, with the first commercial liquid supplement being introduced in 1951. Today, the industry has expanded into a dynamic, growing market with new products blended into a wide variety of liquids and other ingredients to meet the needs of multiple livestock industries. Westway's manufacturing and distribution locations allow Westway to provide nutritional liquid feed supplements to the majority of the U.S. livestock markets. In addition, eight of Westway's facilities are positioned at deep water port locations, allowing the receipt of off-shore ingredients such as molasses and condensed molasses solubles. These deep water port terminals provide a strategic barrier of entry to the North American liquid feed supplements business, as approximately 40% of the molasses consumed for livestock supplements is imported. The balance of Westway's manufacturing locations are either strategically located on navigable inland river systems or have direct railroad access.

  Products and Services

        Westway's products fall into two primary classifications: (1) complex liquid/block supplements and (2) simple blends/basic ingredients, within which specific product categories are further described as follows:

  Complex Liquid/Block Supplements.

        Westway's finished products provide the necessary supplemental nutrients, which allow livestock to perform to their maximum genetic potential. Westway uses complex formulations and specialized manufacturing of several raw basic ingredients, including proteins, minerals and vitamins, to sell liquid supplements to livestock feed operators, dry feed mills or distributors. Approximately 65% of Westway's product volume, or 1.1 million tons per annum for the year ended October 31, 2008, fall into this category.

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  Liquid Protein Supplements.  Liquid protein supplements are typically either a "free choice" in pastures or part of a "complete ration" for either dairy or beef animals. Free choice applications normally involve the use of a "lick wheel" feeder in pastures, where the animals are consuming approximately 90-95% of their daily diet from native grasses or improved pastures. These pastures are normally low in nutrients such as protein, energy, phosphors and other minerals. Accordingly, the nutrient dense liquid feed supplements provide a way to balance the nutritional requirements of livestock, allowing them to reproduce or gain weight at an optimum rate. The tanks associated with these lick wheels hold approximately 3,000 lbs. and normally require refilling every two weeks, depending on the number of cattle in a given pasture. Free choice consumption is normally considered to average 2 lbs. per animal, per day, and is controlled through the formulation of the liquid supplement.

  In applications where liquid protein supplements are part of a complete ration, the inclusion rate of the supplement depends on the nutrient profile of the other dry feed ingredients. Nutrient profiles of the supplement can be adjusted to balance the nutrients of the dry feed ingredients. Livestock that consume the complete ration form of liquid feed supplements are normally held in confinement rather than in open pasture.

  Liquid protein supplements are utilized in virtually all regions of the United States and western Canada and are marketed through both distributor and dealer networks and sold directly from Westway to the end users. Liquid protein supplements comprised approximately 14% of Westway's annual production volume for the year ended October 31, 2008.

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  Mill Products.  Mill products are specialized molasses-based products sold to dry feed milling companies and mixed with other dry feed ingredients. These specialized products are used in two primary types of applications, in the dry feed milling industry, texturized horse feed and pelleted products fed to different classes of livestock. Westway's "E-Z Glo" product is a mill product fortified with high quality vegetable oil, minerals and preservatives and is included in texturized horse feed as 5-15% of overall product content. Westway's 'Pellet Partner' product is also a mill product that utilizes liquid lignin, a by-product from the timber industry that is used to bind dry feed ingredients to form pellets or cubes. Mill products are utilized in dry feed mills throughout the United States and are mainly sold direct to the feed mills. Mill products comprised approximately 28% of Westway's annual production volume for the year ended October 31, 2008.

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  Liquid Suspension Products.  Liquid suspension products are the most complex liquid feed supplements that Westway manufactures. Thixatropic technology allows insoluble ingredients such as calcium carbonate, potassium chloride, feathermeal and salt to be suspended in a liquid supplement that can "flow". These supplements provide a wide range of minerals, proteins and medications, which are mainly utilized in confined beef feeding operations and large dairies. The largest concentration of customers of Westway's liquid suspension products are in the Texas panhandle and northern California. In Texas, such supplements are sold directly to the end user, whereas in northern California they are marketed through large distributors. Liquid suspension products comprised approximately 21% of Westway's annual production volume for the year ended October 31, 2008.

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  Blocks/Tubs.  Blocks, or tubs as they are sometimes referred to, are a solid feed supplement that is fed as a free choice protein supplement to cattle on pasture or improved pastures. The primary package size is 200 lbs. and is marketed through a series of distributors and local farm stores. As with liquid feed supplements and dried molasses, these products make up a small portion of the animals' daily diet. Unlike liquid feed supplements and dried molasses, these products are only fed free choice and not mixed further with other feed ingredients. The majority of Westway's blocks are toll manufactured for other feed companies and sold through their respective labels and fed primarily to beef cattle, dairy cattle and horses with some products sold for sheep/goats and wild game. Block or tub volumes comprised approximately 2% of annual production volume of Westway for the year ended October 31, 2008.

  Simple Blends/Basic Ingredients.

        Westway also produces products that are less complex and utilized more specifically as an ingredient in livestock feeds, which enhance the appearance, preserve the product, improve the palatability or act as a binding agent for other dry feed ingredients. Specialized least-cost formulation programs allow Westway to maximize margins while providing the best performing product for the customer. Dried molasses, which falls into this category, is a resulting product of mixing finely ground soybean or sunflower hulls with liquid molasses and drying it through a rotating drum drier. Approximately 35% of Westway's production, or 595,000 tons annually, fall into this category.

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  Blends.  Blends are the simplest form of value added products. Typically blends include molasses that are blended with one or more of the following ingredients: corn steep liquor, condensed molasses solubles, whey permeate, distillers' solubles, lignin sulphonate and/or glycerine. Blends are normally utilized in complete feed rations to reduce the dust and improve the palatability of the ration. Virtually all blends are fed in confined feeding operations and are incorporated into livestock rations that do not use a protein supplement or a suspension. Westway uses distribution and direct supply formats for the sale of blends. Blend products comprised approximately 28% of Westway's annual production volume for the year ended October 31, 2008.

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  Whey Permeate.  Whey permeate is sold directly to dairy and beef operations to replace a portion of the energy typically derived from a grain source. Whey permeate products comprised approximately 5% of Westway's annual production volume for the year ended October 31, 2008.

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  Dried Molasses.  Dried molasses results from mixing ground soybean hulls and sunflower hulls with cane molasses and drying it through a rotating drum drier. Dried molasses is typically used as either a sweetener to dry feed rations or as binding agent for other dry feed ingredients in the manufacture of solid feed supplements known as "blocks." Target customers include small confined feeding operators that use it as a sweetener and specialty small block manufacturers that use it as a binder and sweetener. Package sizes include 50 lb. paper bags, 1 ton measures and truck load bulk. All dried molasses marketing to confined feeding operators is done through a series of distributors. The majority of Westway's dried molasses is consumed by beef and dairy cattle with little consumed by sheep or goats, horses, poultry or swine. Dried molasses comprised approximately 2% of the annual production volume of Westway for the year ended October 31, 2008.

  Customers

        Westway has longstanding relationships with major customers including, but not limited to, these listed below:

A.L. Gilbert Co.	Cargill Animal Nutrition	Land O'Lakes, Inc.
Associated Feed	Fosters Commodities	Southern States Cooperative
Barrett-Crofoot Inc.	Hi-Pro Feeds	Tractor Supply Co.
Cactus Feeders

  Property and Facilities

        Westway's manufacturing locations are strategically located throughout the continental United States and western Canada, allowing Westway to provide nutritional livestock supplements to the majority of the livestock marketplace. The liquid feed supplements business is built around a number of geographical markets categorized by the livestock operations and products that are typical to each. The functionality of each location is dependent on the demographics of the livestock industry in the various geographical areas. Ten of Westway's manufacturing facilities produce suspension supplements, which are the most complex liquid feed supplements, and are located in the densely confined livestock feeding areas such as the northern Texas panhandle and north-central California. Plants supplying free choice protein supplements (liquid or block) are located in areas of large free-grazing ranches or smaller hobby farm/ranch operations. Other products, such as fortified molasses for the dry feed milling industry or general-purpose molasses blends, are manufactured at all of Westway's plant locations. Each plant is unique as it relates to the storage capacity of raw feed ingredients, manufacturing capability/capacity and geographical area served, whereas all plants can take full advantage of Westway's proprietary least-cost "Brill" product blending and formulation program. This program allows maximum utilization of the various ingredients, while maintaining the nutrient specifications of the liquid feed supplements, thereby generating the highest gross margin for the finished product.

        Typically, Westway's leases are with major port authorities and railroad companies of the United States, although a small number are with private individuals or leasing companies (such as office buildings and toll mill sites). Port leases typically contain a ten year primary period, normally with two five year renewals at Westway's option and exercise of a renewal requires formal notification from Westway. The majority of Westway's leases are more than 15 years in length with a small number that are only one year in duration but subject to annual rollover. All railroad leases are currently annual leases with evergreen provisions incorporating annual inflation increases. All leases include provisions for removing equipment and returning the site to the conditions prior to execution of the original lease, together with provisions for regular testing and remediation of soil quality.

        The largest liquid feed supplements storage locations by short ton capacity, both owned and leased by Westway, are as follows:

Liquid Supplement Plant Location	Owned/ Leased	Products Manufactured	Total Production Volume (tons)*	% of total	Minimum Remaining Contracted Lease Term	Remaining Lease Term Assuming Contracted Renewals	Number of Renewals Contracted & Renewal Term
Stockton, CA	Owned	LPS, MP, BL, S	263,000	15%	—	—	—
Hereford, TX	Leased	LPS, MP, BL, S	170,000	10%	1 year	Annual rollover	—
Dimmitt, TX	Owned	LPC, MP, BL, S	160,000	9%	—	—	—
Houston, TX	Owned	LPS, MP, BL	120,000	7%	—	—	—
Baltimore, MD	Leased	LPS, MP, BL	116,000	7%	14 years	24 years	2; 5 years
Clovis, NM	Owned	W	91,000	5%	—	—	—
Clewiston, FL	Leased	LPS, MP, BL	67,000	4%	9 years	19 years	2; 5 years
Albany, NY	Leased	LPS, MP, BL	63,000	4%	16 years	16 years	—
Cincinatti, OH	Leased	LPS, MP, BL, S	58,000	3%	5 years	15 years	2, 5 years
Seattle, WA	Leased	LPS, MP, BL	50,000	3%	10 years	20 years	1, 10 year
Omaha, NE	Owned	LPC, MP, BL, S	52,000	3%	—	—	—
Catoosa, OK	Leased	LPS, MP, BL, S	42,000	2%	1 year	Annual rollover	—

*
Based on total production of 1.7 million short tons, each ton comprising 2000 lbs. in weight. Data accurate as of October 31, 2008.

LPS—Liquid Protein Supplements
MP—Mill Products (products for the dry feed mills)
BL—Blends (molasses plus one or two other ingredients)
W—Whey Permeate
S—Suspensions

        Westway's liquid feed supplements facilities can be classified into four broad groupings: suspension plants, liquid feed supplements plants, dehydrated molasses plants and block plants. Common infrastructure at all sites includes relatively large, steel liquid ingredient storage tanks that are typically designed to store viscous liquid products that are heated and have an air agitation system. Typical customer purchases utilize truck transportation of approximately 24 tons each and require a finished feed tank capacity of approximately 5,000–6,000 gallons. Westway has systems in place to manage "traceability" of all finished product shipments for the benefit of Westway's customers.

        Suspension Plants.    Suspension plants require specific dry ingredient storage infrastructure and mixing systems. Suspension formulations normally contain up to 30% insoluble feed ingredients such as calcium carbonate, potassium chloride and protein meals. These dry feed ingredients are finely ground and suspended in various liquid ingredients. Ten of Westway's plants have the ability to manufacture suspension products.

        Liquid Supplement Plants.    Liquid supplement plants typically manufacture protein supplements, feed mill products or simple blends. 24 of Westway's plants have the ability to manufacture liquid protein supplements.

        Dehydrated Molasses Plants.    Dehydration molasses plants have a substantial dry feed ingredient infrastructure. Unlike typical suspension or liquid supplement plants, dried molasses plants require large warehouses to store finished products. Two of Westway's plants manufacture dried molasses.

        Block Plants.    Block plants utilize a substantial amount of dry feed ingredient infrastructure. Formulations require a liquid premix, which is normally manufactured at one of Westway's liquid feed supplement plants and transferred to the block plant. Block plants require a substantial amount of warehouse space to store finished products. Westway's blocks are manufactured at two wholly-owned facilities and one joint venture site (Southern States Cooperative, Park City, KY).

  Champion Liquid Feeds Pty Ltd

        In addition to the territories served in North America, Westway also has a presence in the Australian feed markets through its 50% interest in Champion. Champion was formed in 2001 by Westway and Ridley for the purpose of manufacturing and distributing liquid feed supplements in Australia. Prior to the formation of the joint venture, Ridley, the largest dry feed distributor in Australia, owned and operated one liquid feed supplement plant in southern Queensland, which was producing approximately 28,000 tons of liquid feed supplements per year. By leveraging Westway's existing intellectual property, Westway gained access to a significant new agricultural market for liquid feed supplements. In the year ended June 30, 2008, Champion produced 42,000 tons of liquid feed supplements and an additional 42,000 tons of unprocessed molasses for the livestock industry and in December 2008, commissioned two new liquid suspension plants in central Queensland and Victoria. In the future, Westway expects that Champion will be able to supply a complete range of liquid feed supplements to Victoria, New South Wales and Queensland. Currently the following markets are served: Beef Feedlot (26%); Beef Pasture (20%); Dairy (14%) and Feed Mills (40%).

  Competition

        In liquid feed supplements, Westway's competition falls into three categories in North America: direct molasses based products, the dry feed industry and the group of "pasture" livestock producers who provide little or no supplemental protein component of feed. In the direct molasses based markets, Westway is the largest producer of liquid feed supplements in North America and is the only liquid feed supplements business in North America capable of supplying all of the continental United States, northern Mexico and the western Canadian provinces. Regionally, Westway competes against a number of liquid animal feed companies that have been able to establish a customer base through ingredient supply contracts or integration into their customers' businesses. Westway competes with Midwest Protein Molasses Supplements which is a primary supplier of suspensions to the beef feedlot area in Kansas, Nebraska, Oklahoma and Colorado and Quality Liquid Feeds, which we refer to as "QLF," based in Dodgeville, Wisconsin. QLF competes heavily with Westway in all areas of the United States with the exception of the West Coast and the Southeast but does not compete in Canada or Mexico. Land O'Lakes Purina Feed LLC is considered to be the remaining key competitor.

        In dry feed markets, Westway competes with the five largest companies in the market, considered to be: Land O'Lakes Purina Feed LLC, Cargill Animal Nutrition, ADM Alliance Nutrition, Inc., J.D. Heiskell & Company and Kent Feeds.

        In the liquid supplemental nutrient markets Westway considers QLF the primary source of competition.

  Westway's Relationship with the ED&F Man Group

        The relationship between Westway and the ED&F Man group provides both businesses with a number of benefits. For Westway in particular, the benefits of being the preferred supplier of bulk liquid storage to ED&F Man combined with security over the quality and quantity of molasses supply to the liquid feed supplements business provide Westway with a degree of certainty regarding the ongoing operational characteristics of the business and the group's ability to service its livestock customers in the future. In tandem with the further investment opportunities made possible by the business combination, it is anticipated that the relationship will provide Westway with a robust platform from which growth will be generated in the future.

  Preferred Supplier Arrangements

        Westway's long-term relationship as a preferred supplier of bulk liquid storage to ED&F Man's various trading divisions is a major part of Westway's success and growth strategy. The contractual relationships with ED&F Man further secure a relationship that has been in place for 20 years. Westway believes that ED&F Man provides global expansion opportunities and as a preferred supplier, expects to secure the de-minimis load volume that will support both existing and new locations. This is exemplified by the recent expansion of Westway's facilities in Houston through the provision of services to ED&F Man's molasses, tallow and yellow grease businesses and ED&F Man's acquisition of the molasses and feed business of PM Ag, Inc. in 2002, which resulted in Westway adding the Houston No. 2 facility to its network. ED&F Man's further acquisition of Gardiner Smith's U.S. fats and oils business has also provided significant revenue streams in Houston.

        Westway believes that the significant and consistent revenue stream generated through its relationship with ED&F Man has provided base capacity sufficient to allow Westway to modernize and expand its Houston operations. In recent years, the Houston No. 1 terminal has doubled its capacity and revenue and, as a result of this new expansion, has generated increased storage rates. ED&F Man has participated in this new expansion as well by taking on additional space through its bio-fuels business. The Houston No. 2 terminal has been completely renovated with new docks, pipe systems and automation. In addition, the site's capacity has expanded and many older tanks have been replaced. ED&F Man's trading divisions not only rent space directly at this terminal but also actively trade and create volume from numerous other site customers.

  Molasses Supply Contract

        Molasses, as an ingredient, comprises approximately 44% of the total ingredients utilized in Westway's formulations, of which approximately 50-55% is typically procured from offshore locations. Historically, Westway has relied upon ED&F Man to source and provide the logistics for this basic ingredient. Westway and ED&F Man have established a long-term molasses supply agreement, pursuant to which ED&F Man will be the primary supplier of offshore cane molasses, with a pricing mechanism very close to historical practices at arm's length. Westway will continue to source all domestic beet molasses and beet molasses by-products.

  Shared Services

        Historically, Westway has been supported by ED&F Man, which has provided a number of corporate and back office functions and services. Following the business combination, ED&F Man will be contracted to provide Westway with shared services under transitional arrangements that allow Westway to ensure an orderly adjustment to operate as a fully independent business as soon as practical or as is most appropriate for the business. The basis for this transitional arrangement is set out in the shared services agreement, which is described in the section entitled "Other Agreements and Documents—Shared Services Agreement," beginning on page 228 of this proxy statement. In summary, ED&F Man will continue to provide certain human resources, information technology, accounting administration and invoicing and other services for a period of one year at a minimum following the separation. Following this contracted period, transitional arrangements exist to facilitate the final separation of activities, function by function at the mutual agreement of both parties. During that period, Westway will continue to be charged on the same basis as it has been historically, subject to contracted normal increases for inflation.

        Historically, arrangements have existed to ensure that services are provided on a basis that is reflective of normal volumes, market prices and typical business practice. Contract rates and services are negotiated at arms length and on the basis of prevailing market rates for similar storage and services, or rates that the business is able to obtain from third parties.

  Management Information Systems

        Westway utilizes industry leading systems in most aspects of its business. All primary servers and programs reside in New Orleans, Louisiana, with complete duplication for disaster recovery purposes residing in Tomball, Texas. Daily tape back up of all data is produced and stored in a secure third site. Westway has continuously enhanced its "Marque" operating system to improve efficiency through increased automation, improve quality management and traceability. During 2004, Westway implemented its own proprietary terminal management system named EDC2 which enables uniform billing, shipping documents and inventory records to be generated for all customer activity. The system has been designed for maximum flexibility and has the ability to interface with customer systems directly. Additionally, Westway utilizes the Manager Achievement Program, which we refer to as "MAP," to evaluate the performance of individual terminals against structured targets for critical metrics including: variable cost control, net margin contribution, health, safety and environmental, inventory variance and quality. Westway actively streamlines the time and costs associated with its management information system and currently has the security and scalability necessary to meet its growth objectives.

  Regulation and Safety

        Westway is required to comply with the health and safety requirements in each of the jurisdictions in each of the countries in which it operates. In order to achieve this, management approaches the issue of health and safety from the top down, focusing on key operational risks and ensuring the policy, process and practice are in conformity with legal and normal business practices as a minimum. The risks relating to the safe handling, storage and regulation of each of the third-party bulk liquid storage and liquid feed supplements operations are managed as a central element of the Westway businesses. Westway ensures that customer assets, Westway employees and the environment remain fully protected from all risks wherever possible. The regulatory and legal environments within which liquid products are handled by the business differ with the geography, markets, product offerings and sophistication within which Westway operates.

        In addition, Westway complies with the health and safety requirements in Europe and elsewhere by following its European HSEQ policy or local legal requirements that govern the care and safeguarding of the health and safety of all its employees and creating a good and safe work environment and protecting the environment from negative impact of its operations.

        Westway is required to comply with Federal Food and Drug Administration requirements as well as local State Feed control requirements. To meet and exceed these requirements Westway has developed and implemented an extensive Standard Operating Procedures Manual, which we refer to as the "SOP Manual." The SOP Manual comprises all aspects of Quality, FDA, training, manufacturing, administrative, and security compliance. Each terminal undergoes an annual 319 point audit review.

Legal Proceedings

        From time to time, we or Westway may be involved in litigation that arises through the normal course of our business operations.

        ED&F Man is currently involved in litigation with a third-party in the United States regarding possible infringement of environmental laws in one state. This situation remains unresolved as of the date of this proxy statement. ED&F Man's management continues to dispute the existence of legal liability for the claim but recognizes the potential costs involved in protracted litigation and the possibility that the claim may be awarded against the group. It is ED&F Man's view that these costs will be no more than $0.3 million. Following the consummation of the business combination, all liability for this claim will be retained by ED&F Man.

        Except as set forth above, neither we nor Westway are involved in any material litigation nor, to our or Westway's knowledge, is any material litigation threatened against either Westway or Shermen.

OUR MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statement, which we refer to as the "Shermen financials," and the related notes contained elsewhere herein. Among other things, the Shermen financials include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and assumptions. Actual results and the timing of events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those included in the section entitled "Risk Factors" and elsewhere in this proxy statement.

Overview

        We were formed on April 18, 2006 for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, an operating business in the agriculture industry.

        On May 30, 2007, we completed our initial public offering. Each unit sold in the initial public offering consists of one share of our common Stock, and two warrants to purchase shares of our common stock. The public offering price of each unit was $6.00, and we generated gross proceeds of $138 million in the offering (including proceeds from the exercise of the underwriters' over-allotment option). Of the gross proceeds: (i) we deposited approximately $133.2 million into the trust account, which included approximately $5.5 million of deferred underwriting fees; (ii) the underwriters received approximately $4.1 million as underwriting fees (excluding the deferred underwriting fees); and (iii) we retained $607,900 for offering expenses. In addition, we deposited into the trust account approximately $3.7 million that we received from the issuance and sale of approximately 5.2 million founder warrants to our sponsor, whose managing member is Shermen Capital Partners, LLC, an entity controlled by Francis P. Jenkins, Jr., our chairman and chief executive officer, on May 30, 2007.

        We intend to use substantially all of the net proceeds of our initial public offering and the issuance and sale of the founder warrants, including the funds held in the trust account (excluding deferred underwriting discounts and commissions), to consummate the business combination. To the extent that our capital stock is used in whole or in part as consideration to effect the business combination, the remaining proceeds held in the trust account as well as any other net proceeds not expended will be used as working capital to finance the operations of Westway. Such working capital funds could be used in a variety of ways including continuing or expanding Westway's operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders' fees which we had incurred prior to the completion of the business combination if the funds available to us outside of the trust fund were insufficient to cover such expenses.

Liquidity and Capital Resources

        Through March 31, 2009, our efforts have been limited to organizational activities, activities relating to our initial public offering, activities relating to identifying and evaluating prospective acquisition candidates, and activities relating to general corporate matters; we have neither engaged in any operations nor generated any revenues, other than interest income earned on the proceeds of our initial public offering and our private placement of the founder warrants.

        Net loss totaled $116,946, which consisted of $77,316 of interest income from the trust account offset by $321,396 of formation and operating expenses and $(127,134) of provision for income taxes, for the three months ended March 31, 2009. Net income totaled $416,993, which consisted of

$1,016,441 of interest income from the trust account offset by $187,189 of formation and operating expenses and $412,259 of provision for income taxes, for the three months ended March 31, 2008.

        Net income totaled $741,077, which consisted of $2,396,262 of interest income from the trust account offset by $869,030 of formation and operating expenses and $786,155 of provision for income taxes, for the fiscal year ended December 31, 2008. Net income totaled $1,166,226, which consisted of $2,988,057 of interest income from the trust account offset by $870,520 of formation and operating expenses and $951,311 of provision for income taxes, for the fiscal year ended December 31, 2007.

        Net income totaled $1,774,326, which consisted of $5,461,635 of interest income from the trust account offset by $2,076,977 of formation and operating expenses and $1,610,332 of provision for income taxes, for the period from inception (April 18, 2006) to March 31, 2009. Net income (loss) for the period from inception (April 18, 2006) to December 31, 2006 totaled $(16,031). The increase in net income (loss) in the three months ended March 31, 2009 and the years ended December 31, 2008 and 2007 primarily relates to interest earned on the funds held in the trust account.

        Our formation and operating expenses totaled $16,031, $870,520, $869,030 and $321,396 for the period from inception (April 18, 2006) to December 31, 2006, the years ended December 31, 2007 and 2008, and the three months ended March 31, 2009, respectively. The increase in operating expenses in the years ended December 31, 2007 and 2008 and the three months ended March 31, 2009 is attributable to our beginning to incur significant expenses after the closing of our initial public offering.

        We had net interest income earned on marketable securities and held in the trust account of $-0-, $2,988,057, $2,396,262 and $77,316 for the period from inception (April 18, 2006) to December 31, 2006, the years ended December 31, 2007 and 2008, and the three months ended March 31, 2009, respectively. Interest income, after up to $1,500,000 which may be released to us on a monthly basis, excludes earnings on funds held in the trust account associated with common stock subject to possible conversion, and, except for amounts equal to any taxes payable by us relating to such interest earned, will not be released to us from the trust account until the earlier of the completion of a business combination or the expiration of the time period during which we may complete a business combination.

        We have provided for only an effective tax rate of slightly over 46% on a year and inception-to-date basis primarily because substantially all of the funds deposited in the trust account are exempt from federal, state and local taxes. For the three months ended March 31, 2009 and for the period from inception (April 18, 2006) to March 31, 2009, our income tax (benefits) liabilities were approximately $(127,134) and $1,610,332, respectively.

        As of March 31, 2009, we had minimal unrestricted cash available to us for our activities. The following table shows the total funds held in the trust account through March 31, 2009:

Gross proceeds from our initial public offering of common stock and financing transaction	$138,000,000
Gross proceeds from private placement warrant holders	3,650,000
Underwriters' fee	(4,140,000)
Blue Sky fees	(25,000)
Custodial fees	(17,100)
Funds not placed in trust	(607,900)

Cash placed in trust on May 31, 2007	136,860,000
Total investment income earned on assets held in trust, May 31, 2007 through March 31, 2009	5,461,635

Subtotal	142,321,635
Withdrawals from the trust account during the period May 31, 2007 through March 31, 2009:
Payments for all taxes and SEC filings	(2,789,166)
Transfers to our operating account for payment of additional offering costs, general and administrative expenses and for working capital purposes (latter being limited to a maximum of $1,500,000)	(1,493,428)
Unspent monies in checking	(65,566)
Custodial transfer fees	(420)

Total transfers from custodial accounting to checking	(4,348,580)

Total assets held in trust account as of March 31, 2009	$137,973,055

        We believe that we will have sufficient funds to allow us to operate through May 30, 2009, assuming that a business combination is not consummated during that time. Approximately $1,500,000 of working capital over this time period has been funded from the interest earned from the funds held in the trust account. Over this time period, we have incurred expenses for the following purposes:

  •
  payment of premiums associated with our director's and officer's insurance;

  •
  payment of estimated taxes incurred as a result of interest income earned on funds currently held in the trust account;

  •
  due diligence and investigation of prospective target businesses;

  •
  legal and accounting fees relating to our SEC reporting obligations and general corporate matters;

  •
  structuring and negotiating a business combination, including the making of a down payment or the payment of exclusivity or similar fees and expenses; and

  •
  other miscellaneous expenses including the $9,950 per month to Shermen Capital Partners, LLC.

Off-Balance Sheet Arrangements, Commitments, Guarantees and Contractual Obligations

        We sold the representatives of the underwriters for our initial public offering, for $100, an option to purchase up to a total of 700,000 units in the aggregate (350,000 units for each representative) at $7.50 per unit, commencing on the later of the consummation of the business combination and expiring on May 24, 2011. The warrants underlying such units have terms that are identical to those issued in our initial public offering, except that each such warrant entitles the holder to purchase one share of common stock at a price of $6.25.

        In connection with our initial public offering, the underwriters agreed to defer payment of the remaining 3% of the gross proceeds (approximately $5,520,000) until completion of a business combination. Until a business combination is complete, these funds will remain in the trust account. If we do not complete a business combination by May 30, 2009, then the 3% deferred fee will become part of the funds returned to our initial stockholders.

Critical Accounting Policies and Accounting Estimates

        The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could materially differ from those estimates. We have determined that we currently are not subject to any critical accounting policies.

Impact of Recently Issued Accounting Pronouncements

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

        In December 2007, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" or FAS 141R. FAS 141R replaces Statement of Financial Accounting Standards No. 141, "Business Combinations" or FAS 141, although it retains the fundamental requirement in FAS 141 that the acquisition method of accounting be used for all business combinations. FAS 141R establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures the assets acquired, liabilities assumed and any non-controlling interest in the acquiree, (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (e) determines what information to disclose regarding the business combination. FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of our 2009 fiscal year. We are currently assessing the potential effect of FAS 141R on our financial statements.

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of SFAS No. 109" or FIN 48. FIN 48 clarifies the accounting for uncertainty in tax positions recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of the tax position taken or expected to be taken in a tax return. The Company adopted FIN 48. The adoption of FIN 48 did not have any impact on the accompanying financial statements since we have not identified any uncertain tax positions as defined by FIN 48.

        Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

WESTWAY'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of Westway's financial condition and results and operations should be read in conjunction with Westway's historical combined carve-out financial statements, which we refer to as the "Westway financials," and the related notes contained elsewhere in this proxy statement. Among other things, the Westway financials include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those included in the section entitled "Risk Factors" and elsewhere in this proxy statement.

Executive Overview

        Westway is an agricultural services business comprising a global bulk liquid storage business and a North American nutritional liquid feed supplements manufacturing business for the livestock industry based in the United States. Historically, these businesses have been organized and managed on a combined basis as part of a division of the ED&F Man group. Under this ownership, these Westway businesses have been organized and managed within a division that also included a substantial molasses trading business and bio-diesel and natural products businesses. On November 25, 2008, we entered into the transaction agreement as amended and restated as of May 1, 2009 pursuant to which we will acquire Westway. The other businesses within the division referred to above do not form part of the business combination. Accordingly, the financial information of Westway, as it will be constituted following the business combination, has been carved out from the broader division and commercial interests of ED&F Man. As a consequence, Westway's management has performed a thorough review of the financial impact of this separation of businesses and de-linking of common systems, management and personnel and has performed a conversion of the underlying financial records from generally accepted accounting policies in the United Kingdom, which we refer to as "U.K. GAAP," to U.S. GAAP. The more detailed elements of these processes of carve-out and conversion are explained below under "Critical Accounting Policies."

        Historically, Westway developed as a core part of a division of the ED&F Man group, a business that was established in 1783. More recently, Westway's bulk liquid storage and liquid feed supplements businesses have expanded organically and through acquisition. In May 1997, the ED&F Man group acquired Cargill's worldwide molasses trading and distribution business for $53.1 million, acquiring liquid feed supplements assets in the United States and a number of bulk liquid storage facilities subject to property leases in the United Kingdom, Italy and the United States. The bulk liquid storage business now includes significant, large facilities in Houston and Philadelphia in the United States and Amsterdam and Liverpool in Western Europe. In December 2002, Westway further consolidated its position in bulk liquid storage in the United States and in liquid feed supplements in Western Canada by acquiring the assets of Tate & Lyle's molasses trading business for $28.3 million, and consolidating its liquid feed supplements presence in Western Canada. Each of these businesses has been under common control throughout the period covered by the Westway financials and each has been owned, managed and controlled by the ED&F Man group since its respective date of acquisition.

Critical Accounting Policies

        The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could materially differ from those estimates. Other than as noted below, we have determined that we currently are not subject to any critical accounting policies.

  Basis of preparation

        Westway's management's discussion and analysis of its financial condition and results of operations is based on information that has been extracted from the Westway financials prepared by ED&F Man to reflect the financial position, income or losses and cash flows of Westway's operations in accordance with the terms of the transaction agreement. The Westway financials and related notes are included elsewhere in this proxy statement. Upon the consummation of the business combination, the following subsidiaries and affiliates of ED&F Man will be transferred to, directly or indirectly, or will merge with our affiliates or one or more of our wholly-owned subsidiaries:

Subsidiaries		Affiliates
ED&F Man Korea Ltd	Westway Terminals Nederland BV	Champion Liquid Feeds (50% owned)
Westway Denmark	Westway Terminals UK LTD
ED&F Man Liquid Products Inc.	Westway Terminals Hibernian Ltd
Westway Terminals Poland SP	Westway Terminals Co. Inc.
Westway Feed Products, Inc.	Westway (Australia) PTY Ltd
Sunnyside Feed LLC (51% owned)

        In addition to Westway's operations being transferred to us, a number of these legal entities include operations that will be retained by the ED&F Man group following the business combination. Prior to the closing, a reorganization of the ED&F Man group will take place in order to remove the assets and liabilities and operations of these other businesses from the pre-existing Westway business. The remaining businesses are hereafter referred to as the "carved-out" or "carve-out" businesses. Accordingly, the historical results of Westway's operations have been carved out of the consolidated financial statements of ED&F Man and aggregated on the basis of common and consistent ownership throughout the periods reflected in the Westway financials. The Westway financials have been prepared in accordance with U.S. GAAP.

        Historically, Westway has been required to prepare its financial statements in accordance with U.K. GAAP, consistent with the requirements applicable to its ultimate parent ED&F Man. In order to achieve the conversion to U.S. GAAP, Westway has performed a full review of the underlying accounting records for the relevant accounting periods presented in the Westway financials in order to identify accounting differences and adjust the underlying financial statements as appropriate. As a consequence of this process, the underlying U.K. GAAP records were adjusted primarily to reflect the impact of accounting for goodwill, the recording of share based payment charges and the impact of current and deferred taxes in accordance with U.S. GAAP. The accounting policies adopted in each of these areas are set out in the notes to the Westway financials. The Westway financials may not necessarily reflect the results of operations, financial position and cash flows if Westway had actually existed on a stand-alone basis during the periods presented and the Westway financials may not be indicative of future performance.

        The Westway financials include Westway's direct expenses as well as allocations of expenses arising directly or indirectly from shared services and infrastructure provided by the ED&F Man group. These allocated expenses primarily relate to employee compensation and benefits, office facilities and services arising from the provision of corporate functions including tax, legal and compliance, risk management, finance, internal audit and executive management. These expenses are allocated using estimates that Westway's management considers to be a reasonable reflection of the utilization of services provided to, or benefits received by Westway. The method and basis of allocations used in preparing the Westway financials are described below. Costs included in the Westway financials for such services provided to Westway are included in selling, general and administrative expenses in the combined carve-out statements of income. In preparing the Westway financials, cost items and balance sheet items that have been identified as related to Westway operations have been carved out and allocated to Westway in full.

        Those expenses that are allocated but that are not subject to a direct relationship have been allocated on a proportional basis using revenue or number of employees, as is most appropriate. Costs related to shared services and corporate services, such as tax, legal and compliance, risk management, finance, internal audit, and executive management have been allocated to Westway on a proportional basis using a basis of allocation that would have been expected to reasonably reflect the proportion of Westway's incurrence of such costs. Westway's management believes that the allocation methods described above provide a reasonable allocation of costs. However, these costs may not be representative of the costs necessary for Westway to operate as a stand-alone entity. The Westway financials do not include an allocation of the ED&F Man group's debt, interest, deferred financing costs and other financing related costs because none of these items were specifically identified as corporate advances to or borrowings from the ED&F Man group. Transactions other than those specifically identified as corporate advances to or borrowings from the ED&F Man group have been accounted for using the invested equity method. Income taxes, where applicable, have been accounted for in the Westway financials as if Westway were a separate taxable entity.

        Consistent with the requirements of the SEC, the historic financial performance of Westway included in this proxy statement comprises combined carve-out statements of income and combined carve-out statements of cash flow for the three months ended January 31, 2009 and 2008 and the three years ended October 31, 2008, 2007 and 2006, respectively, and combined carve-out balance sheets as at January 31, 2009 and 2008 and as at October 31, 2008 and 2007, and footnotes for each period.

Recently Issued Accounting Pronouncements

        For details of recently issued accounting pronouncements, see note 2 to the Westway financials. Management does not expect that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying combined carve-out financial statements.

Material Ongoing Arrangements with the ED&F Man Group

        As a consequence of the ownership structure prior to the business combination, Westway has maintained a significant commercial relationship with the ED&F Man group. This relationship will continue following the consummation of the business combination, with Westway acting as preferred supplier of storage services to the ED&F Man group and the ED&F Man group providing a significant proportion of the molasses requirements of the liquid feed supplements business. In addition, the ED&F Man group will provide transitional services to the combined company for a period of a minimum of twelve months following the business combination and ED&F Man will provide the revolving credit facility to the combined company. More details are set out in "Information about the Companies—Westway—Relationship with the ED&F Man Group."

        During each of the periods presented in the Westway financials, storage of liquid products was provided to the ED&F Man group by Westway. For the three-month periods ended January 31, 2009 and 2008 and for the years ended October 31, 2008, 2007 and 2006, net revenues earned by Westway from services provided to the ED&F Man group were $3.0 million, $4.1 million, $14.1 million, $9.6 million, and $9.0 million, respectively, representing 2.9%, 4.1%, 3.8%, 3.3% and 3.0% of total net revenues, respectively. Expressed as a function of net revenues for the bulk liquid storage business, these percentages were 16.5%, 20.8%, 17.7%, 13.8% and 14.8%, respectively. These net revenues are included in "Net revenues—Related parties" in the combined carve-out statements of income.

        In addition, during each of the financial periods presented in the Westway financials, Westway acquired molasses from the ED&F Man group for its liquid feed supplements business. For the three-month periods ended January 31, 2009 and 2008 and for the years ended October 31, 2008, 2007 and 2006, cost of sales incurred by Westway was $22.0 million, $16.8 million, $71.8 million, $62.9 million, and $79.5 million, respectively, representing 25.2%, 20.8%, 23.7%, 26.2% and 30.3% of total cost of sales, respectively. Expressed as a function of cost of sales for the liquid feed supplements business, these percentages were 28.0%, 23.7%, 26.7%, 30.6% and 34.8%, respectively. These costs are included in "Cost of sales" in the combined carve-out statements of income. Each of these items of revenue and cost of sales was negotiated on a basis Westway considers to be at arm's length. All of these related party costs relate to the liquid feed supplements segment.

Segments

  Bulk Liquid Storage

        The bulk liquid storage segment generates income from three primary sources: fixed income, volume related or "throughput" income, and income from ancillary services. Each of these sources of income is recorded net of any discounts or volume rebates. These sources of income reflect the individual nature of Westway's relationships with its global, regional or local customer bases, which typically comprise contracts spanning one or more years. Contracts vary according to the provision of services, ranging from the simple transloading of products from delivery into storage, but more typically extend into more complex product management and storage services. Revenue arising on such contracts is recognized proportionally over the term of the arrangement. Throughput income reflects the variable income arising in direct proportion to the volume of liquid entering or exiting each location, normally based upon tonnage. Ancillary income reflects the revenue arising from customer specific storage requirements, including energy, overtime and other infrastructure costs. Revenue, net of sales tax, is recognized when services have been rendered and Westway has fulfilled its obligations. Bulk liquid storage services are provided through a number of international locations, but are currently managed as one business from Westway's headquarters in New Orleans, LA.

  Liquid Feed Supplements

        The liquid feed supplements segment generates income from liquid feed supplements with a small proportion of income arising from solid or more traditional animal feeds. The business is focused on the processing of animal feeds from their raw liquid constituents into a blended product that varies according to customer and livestock requirements. Revenue, net of sales tax, is recognized when title and risk of loss passes to the customer, normally occurring on delivery. The liquid feed supplements segment incorporates a research and development program focused on delivering product that is distinct, based on customer, livestock and geographical requirements and is capable of being varied to reflect commodity prices or other factors. The liquid feed supplements segment is organized around a series of broad regional territories in the United States that reflect the characteristics of beef cattle, dairy and feedlot markets. The liquid feed supplements segment is currently managed from, and headquartered in, Tomball, TX.

Factors That Affect Financial Performance

        For the financial periods presented, the results of Westway reflect increases in the net income earned year on year. However, Westway's performance is affected by a small number of factors of primary importance that cause fluctuation in the results of operations and overall financial performance. The most significant factors are described below.

  Bulk Liquid Storage

        For the bulk liquid storage business, operational and financial stability are derived from long standing relationships with a range of customers, a number of which are significant both in overall market position and contribution to Westway. Contracts are typically in excess of one year in length, provide a significant pipeline of future revenue in respect of which both cost and revenue structures are protected by inflationary pricing mechanisms. Although customer retention has historically been high, changes in the customer base can occur and could have an impact on profitability. Furthermore, Westway's performance continues to be linked with the trading and storage requirements of the ED&F Man group, although this is contracted on a basis that Westway believes is at arm's length. Westway believes that the bulk liquid storage business is protected from dependence on single customers or territories by the range of countries in which it operates, the breadth of services and products provided to customers and the fact that a significant proportion of any foreign currency exposure is mitigated by the majority of transactions being conducted and reported in U.S. dollars. Finally, wherever possible Westway works to secure contractual commitments with third parties prior to construction in order to minimize the delay between construction of facilities and achievements of profitable levels of utilization. Results are affected when utilization rates remain low.

  Liquid Feed Supplements

        The liquid feed supplements business provides stability by providing a range of liquid feed supplements to customers both large and small across a wide range of regions within the United States and Canada. Historically, customer relationships are long and, although these are not generally contracted in excess of one month ahead of time, result in stable income streams. Westway believes that a key element of the protection that is available to the liquid feed supplements business is derived from the strength and flexibility of Westway's blending capability. Westway further believes that the ability to vary the constituents of supplements provided to livestock, in order to meet customer requirements, allows the liquid feed supplements business to generate incremental customer value, as well as allowing the blend of price-affected ingredients to be changed at short notice. In addition, the overall blend of short-term or "spot" trading in the liquid feed supplements business complements the more predictable, contracted storage business by providing pricing flexibility in inflationary periods, while the bulk liquid storage business maintains protection against deflation and co-location in key ports provides significant synergies.

  Overall

        In this context, however, Westway is subject to a number of risks that have the potential to influence future profitability. While most of these are set out in the "Risk Factors" section, Westway's management has identified a number of the key factors below. Westway's performance is significantly linked to the underlying price of the agricultural commodities stored and utilized in the business. In turn, the value attributable to the storage of agricultural commodities is linked to the market price of other liquid products that compete for storage space in the United States and international markets, both agricultural and non-agricultural (e.g., petroleum) in nature. Similarly, the market prices of non-liquid feed stocks that compete directly with the liquid feed supplements business are dependent on conditions affecting their supply overall; such as climatic conditions that drive crop yield, quality and availability. Accordingly, conditions of good or poor supply affects the demand for liquid feed supplements and pricing in turn.

        Price inflation that is not directly linked to agricultural commodities, such as consumer price inflation, also has an effect on the overall performance of Westway, particularly as it is reflected in employee compensation, energy, maintenance and construction costs. Westway does not consider itself to be unduly affected by this factor compared with its competitors or the industry at large. Operationally, each Westway business operates in environments that require strict adherence to environmental protection and health and safety regulation. A significant event such as contamination, leakage, or other material damage has the potential to significantly affect financial performance, although Westway believes its compliance with each of these requirements to be at or above the best practice requirements and has a strong track record in this regard. The interaction of a number of these factors is reflected in the historic financial performance of Westway set out below and in the Westway financials appearing elsewhere in this proxy statement.

        Westway's businesses are affected by changes in the availability and quality of agricultural commodities as well as changes in regulation and in the wider economy which affect the prices of and the demand for those commodities. When a commodity price changes, the bulk liquid storage business is affected because the underlying cost of commodity storage changes and because the demand for storing the commodity or alternative liquid products or by-products also changes. The liquid feed supplements business is potentially more affected by changes in the availability and quality of agricultural commodities because of its higher proportion of agricultural commodity costs to its total costs. However, the liquid feed supplements business is not significantly dependent on fixed price or long term supply or purchase contracts and is not subject to potentially significant effects arising from movements in foreign exchange rates and does not utilize derivatives. Interest rate risk has yet to be determined by the financing structure that will be in place for the combined company on closing, however, interest rate risk exposures will be limited to an impact on the borrowing costs and funding capacity of the combined company.

Key Performance Indicators

        For the purposes of management's discussion and analysis set out below, we have identified certain key performance measures that are used by Westway's management in evaluating financial performance in each of the financial periods set out below:

	Three Months Ended January 31,		Year Ended October 31,
	2009	2008	2008	2007	2006
	(unaudited)	(unaudited)
Income from operations ($ in thousands)	10,061	8,574	32,176	22,450	13,795
Combined Operating Income Margin %	9.6%	8.8%	8.7%	7.7%	4.6%
Growth	9.2%	—	13.0%	67.4%	21.1%
Bulk liquid storage Operating Income Margin %	30.5%	25.7%	32.1%	26.2%	20.0%
Growth	19.0%	—	22.5%	31.0%	57.5%
Liquid feed supplements Operating Income Margin %	5.2%	4.5%	2.2%	1.8%	0.6%
Growth	14.4%	—	22.2%	200.0%	(62.5)%
Liquid feed supplements volume (tons)	489,630	514,292	1,843,367	1,574,556	1,700,730
(Decrease)/increase (%)	(4.8)%	—	17.1%	(7.42)%	2.1%
Price achieved per ton ($ per ton)	$177.7	$152.7	$157.6	$141.5	$141.9
Increase/(decrease) (%)	16.4%	—	11.3%	(0.3)%	2.5%

        Commentary on the historical financial performance of the business below relates primarily to operating income and gross margins. For each of the financial periods discussed below, we have set out the principal factors behind the operating results for each of the bulk liquid storage and liquid feed supplements segments. This contrasts with the reporting of net income/(expense) from operations, gains/(losses) arising from disposals of property, plant and equipment, income/(expense) arising from Westway's equity investments in Champion Liquid Feeds and the share of pre-tax income or expense attributable to a minority interest in Sunnyside, which are explained for Westway as a whole.

Results for the three months ended January 31, 2009 compared with the three months ended January 31, 2008.

	Three Months Ended January 31,
	2009	2008
	($ in thousands)	($ in thousands)	Increase/ (Decrease)
Net Revenues
Liquid feed supplements	86,998	78,503	10.8%
Bulk liquid storage	15,254	15,391	(0.9)%
Related parties—ED&F Man	3,012	4,047	(25.6)%

Total Revenues	105,264	97,941	7.5%

Cost of Sales
Liquid feed supplements	(56,734)	(54,104)	4.9%
Bulk liquid storage	(8,841)	(9,657)	(8.4)%
Related parties—purchases from ED&F Man	(22,036)	(16,759)	31.5%

Total Cost of Sales	87,611	80,520	8.8%

Gross Profit	17,653	17,421	(1.3)%

Operating Expenses
Selling, general and administrative expenses	7,592	8,847	14.2%

Income from Operations	10,061	8,574	17.3%

Expense arising from investments	(29)	(23)	26.1%
(Loss)/gain on disposals of property, plant & equipment	(4)	1	—
Total Non-Operating Expense	(33)	(22)	50.0%

Income before Taxes	10,028	8,552	17.3%
Income tax expense	(2,564)	(2,946)	(13.0)%
Minority interest	(26)	12	—

Net income	7,438	5,618	32.4%

Overall Performance

        For the three months ended January 31, 2009, net revenues increased by $7.4 million, or 7.3% to $105.3 million from $97.9 million in three months ended January 31, 2008, resulting in an increase in pre-tax profit of $1.5 million, or 17.3%, to $10.0 million in the three months ended January 31, 2009 from $8.6 million in the three months ended January 31, 2008. This performance reflected Westway's stable revenue stream from its customer-focused bulk liquid storage business and the growth of the liquid feed supplements business during a period of ongoing economic uncertainty and molasses price inflation. The increase in liquid feed supplements revenue of $8.5 million, or 10.8%, in the three months ended January 31, 2009 compared with the three months ended January 31, 2008 reflected Westway's ability to maintain its selling prices despite a 4.8% reduction in tonnage following continued high molasses prices.

        The bulk liquid storage business remained relatively stable, with revenue decreasing marginally in the three months ended January 31, 2009 compared with the three months ended January 31, 2008, to $15.3 million, or 0.9%, reflective of some stockpiling activity and despite lower facility throughput overall. Westway maintained its track record of increasing income from operations which rose $1.5 million, or 17.3%, to $10.1 million in the three months ended January 31, 2009 compared with $8.6 million despite difficult economic conditions and assisted by a net reduction in operating costs in the bulk liquid storage business following the exit from the San Pedro, CA storage facility in September 2008. Combined operating income margin increased by 9.2% to 9.6% in the three months ended January 31, 2009 from 8.8% in the three months ended January 31, 2008. Overall, Westway's management believes that this performance demonstrated Westway's continued progress during a period of significant, planned investment.

Bulk Liquid Storage

Net Revenue and Cost of Sales

        Overall, Westway's strong customer relationships and value driven contract pricing withstood modest volume reductions in the period. Including transactions between Westway and ED&F Man group, total net revenues decreased $1.2 million, or 6.0%, to $18.3 million in the three months ended January 31, 2009 from $19.4 milion in the three months ended January 31, 2008. In the United States, a decrease in net revenue of $0.5 million, or 4.0%, to $11.3 million in the three months ended January 31, 2009 from $11.8 million in the three months ended January 31, 2008 reflected the combined impact of closing Westway's San Pedro, CA facility offset by customer expansion at the Houston terminals. Outside of the United States, the decrease in business volume was more significant, with net revenue decreasing 11.5% to $6.9 million in the three months ended January 31, 2009 from $7.8 million in the three months ended January 31, 2008. Other than the impact of the change in customer storage arrangements from California to Texas in the United States, reductions in revenue reflected lower facility throughput consistent with higher commodity prices and global trading conditions. However, these reductions were largely offset by the continued high level of fixed income arising on existing and new storage contracts. Geographically, the reduction in net revenue for the period was reflected consistently across all locations, with the United States, the UK and the Netherlands continuing to be the major contributors.

        Within total cost of sales for the three months ended January 31, 2009 totalling $8.8 million, plant operating costs of $5.9 million improved by $1.0 million, or 14.2%, from $6.9 million in the three months ended January 31, 2008, driven by facility operating cost reductions arising from the closure the San Pedro facility and transfer of capacity to Westway's Stockton, CA. Consistent with the closure of San Pedro and investment elsewhere in the United States in particular, depreciation costs of $2.7 million in the three months ended January 31, 2009 were comparable to the three months ended January 31, 2008 due to the effect of additional depreciation arising on capital investment being spread over the relatively long lives of the facility infrastructure. Gross margins improved to 51.6% in the three months ended January 31, 2009 from 50.8% in the three months ended January 31, 2008.

Operating Expenses and Operating Margins

        Operating expenses, comprising selling, general and administrative expenses in the bulk liquid storage business decreased by $1.1 million, or 22.0% to $3.9 million in the three months ended January 31, 2009 from $4.9 million in the three months ended January 31, 2008, again reflecting the impact of cost structure changes following the closure of San Pedro combined with continued focus of the business in controlling cost more generally offset by increases in the cost base outside of the United States primarily reflecting foreign currency denominated costs. Constant revenues combined with reduced operating expenses translated into an increase of 19.0% in operating income margins to 30.5% in the three months ended January 31, 2009 from 25.7% in the three months ended January 31, 2008.

Liquid Feed Supplements

Net Revenue and Cost of Sales

        Overall, the liquid feed supplements business performed strongly, with net revenue increasing by $8.5 million, or 10.8%, to $87.0 million in the three months ended January 31, 2009 from $78.5 million in the three months ended January 31, 2008. Performance for the period primarily resulted from continued high values achieved per ton consistent with high raw material prices offset by lower volumes relating to a reduction in demand in drought-affected eastern and southern markets combined with competitive pressures elsewhere. The volume of animal feed sold decreased by 24,662 tons, or 4.8%, from 514,292 tons in the three months ended January 31, 2009 to 489,630 tons in the three months ended January 31, 2008, while the price achieved per ton increased 16.4%, or $25.00 to $177.70 from $152.70 for the same period. Accordingly, purchases of molasses from ED&F Man increased by $5.3 million, or 31.5%, to $22.0 million in the three months ended January 31, 2009 from $16.8 million in the three months ended January 31, 2008. Despite the reduction in tonnage in the period, competitive pricing resulted in gross margins of 9.5% in the three months ended January 31, 2009, consistent with the three months ended January 31, 2008.

        Within total cost of sales of $78.8 million in the three months ended January 31, 2009, plant operating costs decreased by $0.5 million to $6.4 million in the three months ended January 31, 2009 from $7.0 million in the three months ended January 31, 2008 consistent with underlying cost control and reductions in variable labor cost in the United States. Depreciation costs of $1.0 million in the three months ended January 31, 2009 increased by 1.5% from the three months ended January 31, 2008. Consequently, operating margins for the period increased to 5.2% in the three months ended January 31, 2009 from 4.5% in the three months ended January 31, 2008.

Operating Expenses and Operating Margins

        Selling, general and administrative expenses decreased by $0.2 million, or 4.4%, to $3.7 million in the three months ended January 31, 2009 reflecting modest cost reduction measures including labor.

Income from operations

        For the three months ended January 31, 2009, the net effect of business volume and pricing mix across the two businesses resulted in an increase in income from operations of $1.5 million, or 17.3%, to $10.1 million in the three months ended January 31, 2009 from $8.6 million in the three months ended January 31, 2008. Income for the bulk liquid storage segment increased by $0.5 million, or 10.6%, to $5.6 million in the three months ended January 31, 2009 from $5.0 million in the three months ended January 31, 2008 due to the net effect of cost savings on minor revenue reductions. Income from operations from the liquid feed supplements segment increased by $1.0 million, or 27.1%, to $4.5 million in the three months ended January 31, 2009 from $3.5 million in the three months ended January 31, 2008 consistent with strong revenue per ton and cost control across the asset base.

  Income Taxes

        Income taxes for the period decreased by $0.4 million, or 13.0%, to $2.6 million in the three months ended January 31, 2009 from $3.0 million in the three months ended January 31, 2008, primarily as a reflection of revisions to the carrying value of deferred tax liabilities.

        Overall, net income increased by $1.8 million, or 32.4%, to $7.4 million in the three months ended January 31, 2009 compared with $5.6 million in the three months ended January 31, 2008.

Results for the year ended October 31, 2008 compared with the year ended October 31, 2007.

	Year Ended October 31,
			Increase/ (decrease)
	2008(1)	2007
	($ in thousands)
Net Revenues
Liquid feed supplements	290,569	222,871	30.4%
Bulk liquid storage	65,643	60,020	9.4%
Related parties—ED&F Man	14,111	9,610	46.8%

Total Revenues	370,323	292,501	26.6%
Cost of Sales
Liquid feed supplements	(195,594)	(142,112)	37.6%
Bulk liquid storage (restated)(1)	(34,972)	(35,153)	(0.5)%
Related parties—purchases from ED&F Man	(71,763)	(62,854)	14.2%

Total Cost of Sales (restated)(1)	(302,329)	(240,119)	25.9%

Gross Profit (restated)(1)	67,994	52,382	29.8%

Operating Expenses
Selling, general and administrative expenses (restated)(1)	35,818	29,932	19.7%

Income from Operations	32,176	22,450	43.3%

(Expense)/income from investments	(174)	67	(359.7)%
Gain on disposals of property, plant & equipment	6,875	4,184	64.3%

Total Non-Operating Income	6,701	4,251	57.6%

Income before Taxes	38,877	26,701	45.6%
Income tax expense	(12,041)	(9,237)	30.4%
Minority interest	131	98	33.7%

Net Income	26,967	17,562	53.6%

(1)
Restated for reclassification of operating costs in 2008 (see note 2 to the Westway Financials).

Overall Performance

        For the year ended October 31, 2008, which we refer to as "fiscal year 2008," Westway recorded its strongest financial performance to date in terms of net revenue, gross profit and income from operations. For the fiscal year 2008, total net revenues increased by $78.8 million, or 26.6%, to $370.3 million compared with $292.5 million for the year ended October 31, 2007, which we refer to as "fiscal year 2007." Operating results reflected favorable overall performances in both the bulk liquid storage and liquid feed supplements businesses supported by conducive market and competitive conditions. Such growth was attributable to a 17.1% increase in tonnage processed by the liquid feed supplements business combined with capacity gains in bulk liquid storage and commodity price increases in the liquid feed supplements business. In the liquid feed supplements segment, volume increases reflected the impact of customers switching from expensive dry animal feeds into liquid feed supplements, a process reflective of the increased global demand of the biofuel industry for corn and soybeans.

        Overall, combined operating income margin increased from 7.7% to 8.7% during the fiscal year 2008, reflecting the effect of utilization of the bulk liquid storage and the liquid feed supplements business' operating assets, which outweighed the effect of increases in commodity prices and underlying inflationary pressures.

        Overall, net income increased by $9.4 million, or 53.6%, from $17.6 million in fiscal year 2007 to $27.0 million in fiscal year 2008.

  Bulk Liquid Storage

  Net Revenue and Costs of Sales

        For fiscal year 2008, net revenue from the bulk liquid storage business, inclusive of transactions with the ED&F Man group, was $79.8 million, compared to $69.6 million in the prior fiscal year, representing an increase of $10.2 million, or 14.5%. Net revenue gains reflected increases in stored tonnage across Westways's global operations arising from increases in utilization of capacity and capacity enhancement driven by increased demand for storage of bulk liquid products across a range of market sectors including livestock feed. Overall, volume increases were recorded in all locations and as a significant constituent of the bulk liquid storage customer base, revenue arising from services provided to the ED&F Man group also increased consistent with underlying growth. Of the $14.1 million in fiscal year 2008 of total related party net revenue for Westway, 100% related to bulk liquid storage, the same as in 2007.

        Geographically, net revenue for fiscal year 2008 was consistently ahead of the prior fiscal year in all locations, with the United States, the United Kingdom and the Netherlands driving the bulk of the growth. In the United States, bulk liquid storage revenue increased by $4.0 million, or 9.2%, driven primarily by new customer contracts created following capital investment at both of Westway's terminals in Houston, TX. In the Netherlands, continued increases in utilization of newly built capacity, following investment at the Amsterdam facility during 2005-6 giving customers access to the Amsterdam, Antwerp and Rotterdam area, generated an additional $2.5 million in gross margin. Growth in United Kingdom throughout revenue was primarily due to sales to Cargill and the ED&F Man group. Facilities in Esbjerg, Denmark, Gdynia, Poland, Dublin, Ireland and Inchon, Korea all contributed ahead of prior fiscal year. Performance in Ireland was improved, based on the volume of molasses trading and Westway's facility in Gdynia continued to generate growth based on a Polish market experiencing growth in gross domestic product.

        Gross margins of 56.6% for fiscal year 2008 were significantly ahead of 48.9% for fiscal year 2007 reflecting the interaction of strong revenue growth combined with the two primary costs of sales, facility costs and depreciation, in the United States and rest of the world. In the United States in particular, this was due to significant facility cost savings arising as a result of the closure of the San Pedro facility. Depreciation costs for the bulk liquid storage business rose marginally as a reflection of additional capital investment. In September 2008, Westway closed its San Pedro facility and transferred its remaining customer activity to facilities in Stockton, CA and Houston, TA, following Westway's agreement to exit the San Pedro site.

  Operating expenses and operating margins

        Operating expenses, comprising selling, general and administrative expenses decreased by $2.2 million, or 13.7%, to $13.8 million in fiscal year 2008 which, after increased variable costs, reflected the continued focus of the business in controlling cost and greater utilization across the business. In bulk liquid storage, operating expenses continued to be affected by inflationary increases in the wider global economy which significantly affected employment costs, with Westway's United States businesses experiencing additional payroll and related personnel expenses. The aggregate higher volumes translated into higher recovery of underlying facility and operating costs and increased operating income margins of 32.1%, 22.5% higher than fiscal year 2007.

  Liquid Feed Supplements

  Net Revenue and Cost of Sales

        For fiscal year 2008, net revenue for the liquid feed supplements segment was $290.6 million, an increase of $67.7 million, or 30.4%, compared with the prior fiscal year's net revenue of $222.9 million, as a result of a strong competitive position compared with other forms of livestock feed. The increase in net revenue was driven by an increase in tonnage in the period of 17.1% to 1,843,367 tons, compared with 1,574,556 tons in fiscal year 2007, combined with the effect of passing on price increases relating to the primary molasses constituent, both driven by higher global market prices for grain. In addition, 104,262 tons, or 38.8% of net volume gains comprised new business achieved through Westway's expansion into new facilities in Clewiston, Florida.

        Cost of goods sold for fiscal year 2008 was $195.6 million compared to $142.1 million for fiscal year 2007, an increase of $53.5 million, or 37.6%, due to increased sales volumes, combined with significant rises in the cost of raw material ingredients, particularly molasses and urea. Gross margins for fiscal year 2008 decreased 4.5% from 7.7%, compared with 8.0% in fiscal year 2007 reflecting higher input prices.

        In the liquid feed supplements segment, plant operating expenses for the fiscal year 2008, included within cost of sales, increased by 21.3%, from $19.7 million in fiscal year 2007 to $23.9 million. In the United States this reflected an increase in tank storage costs at Stockton, CA in particular and higher utility costs driven by higher natural gas prices. Maintenance costs were higher in fiscal year 2008, reflective of the age and geography of facilities, with $2.1 million of this increase attributable to plant running costs at the new Clewiston facility.

  Operating Expenses and Operating Margins

        Selling, general and administrative expenses for the liquid feed supplements segment increased by $2.7 million in the year. This related to customer acquisition costs combined with inflationary increases of which fixed and variable labor, energy and other consumables had the biggest impact. Overall, operating margins in the liquid feed supplements segment increased from 1.8% to 2.2% in fiscal year 2008, reflecting the strength of volume, higher operational efficiency and strong control of fixed and semi-variable operating costs.

Income from operations

        For fiscal year 2008, the net effect of volume increases across the Westway businesses translated into an increase in income from operations of $9.7 million, or 43.3%, to $32.2 million, compared to $22.5 million in the prior fiscal year. Income for the bulk liquid storage segment increased by $7.4 million following the volume increases noted above. Income from operations from the liquid feed supplements segment increased by $2.3 million consistent with increased operational efficiency across the asset base.

  Non-Operating Income and Expense

        During fiscal year 2008, Westway recorded a loss from its interest in Champion Liquid Feeds of ($0.2) million, compared to a gain of $0.1 million in fiscal year 2007, and gains on the disposal of property, plant and equipment of $6.9 million, compared to gains of $4.2 million in fiscal year 2007. Included within the 2008 fiscal year gain is a $7.0 million gain relating to the closure of the San Pedro, CA facility.

  Income Taxes

        Income taxes for the period increased to $12.0 million from $9.2 million in fiscal year 2007, consistent with the increase in profit for the fiscal year. This resulted in an effective rate of tax of 31.0% in fiscal year 2008 as compared to an effective tax rate of 34.6% in fiscal year 2007 (see Note 9 to the Westway financials).

Results for the year ended October 31, 2007, compared with the year ended October 31, 2006.

	Years ended October 31,
			Increase/ (decrease)
	2007	2006
	($ in thousands)%
Net Revenues
Liquid feed supplements	222,871	241,351	(7.7)%
Bulk liquid storage	60,020	52,008	15.4%
Related parties—ED&F Man	9,610	9,041	6.3%

Total Revenues	292,501	302,400	(3.3)%
Cost of Sales
Liquid feed supplements	(142,112)	(147,695)	(3.8)%
Bulk liquid storage	(35,153)	(34,708)	1.3%
Related parties—purchases from ED&F Man	(62,854)	(79,455)	(20.9)%

Total Cost of Sales	(240,119)	(261,858)	(8.3)%

Gross Profit	52,382	40,542	29.2%

Operating Expenses
Selling, general and administrative expenses	29,932	26,747	11.9%

Income from Operations	22,450	13,795	62.7%

Income from investments	67	279	(76.0)%
Gain on disposals of property, plant & equipment	4,184	1,238	238.0%

Total Non-Operating Income	4,251	1,517	180.2%

Income before Taxes	26,701	15,312	74.4%
Income tax expense	(9,237)	(4,820)	91.6%
Minority interest	98	—	—%

Net Income	17,562	10,492	67.4%

Overall Performance

        During a year in which market conditions softened compared to fiscal year 2006, performance for fiscal year 2007 reflected the resilience of the combined bulk liquid storage and liquid feed supplements businesses. This is reflected in a significant increase in income from operations, compared with the year ended October 31, 2006, which we refer to as "fiscal year 2006," softer market conditions particularly affected volumes across the liquid feed supplements business which performed well overall by close control of operating costs.

        In total, net revenues decreased by $9.9 million, or 3.3%, to $292.5 million compared with $302.4 million for fiscal year 2006. Overall, sales performance reflected the combined impact of continued strong revenue growth in the bulk liquid storage business offset by reductions in the volume of product sold in the liquid feed supplements business due to these less conducive market conditions. Net volume gains were evident in the performance of bulk liquid storage facilities in the United Kingdom, the United States and the Netherlands where close management of operating costs combined with higher asset utilization combined to generate significant net income gains. Westway also experienced strong operating profit growth in the liquid feed supplements business in spite of a 7.4% contraction in tonnage processed and minor reductions in the value achieved per ton processed. Overall, Westway generated operating income of $22.5 million in fiscal year 2007 compared to $13.8 million in fiscal year 2006, an increase of 62.7%.

  Investments

        On December 29, 2006, Westway established Sunnyside under a 51:49% joint venture with Sunnyside Properties LLC. Sunnyside was established with the purpose of constructing and operating a liquid feed supplements facility in Mandan, ND to serve local beef and dairy industries. Subsequent to the formation of Sunnyside and the opening of the manufacturing facility in March 2007, Westway invested $1.3 million. Overall, net income increased by $7.1 million, or 67.4%, from $10.5 million in fiscal year 2006 to $17.6 million in fiscal year 2007.

  Bulk Liquid Storage

  Net Revenue and Cost of Sales

        For fiscal year 2007, total net revenues, inclusive of transactions between Westway and the ED&F Man group, increased by $8.6 million, or 14.1%, to $69.6 million compared with $61.0 million for fiscal year 2006. Sales revenue reflected increases in the tonnage stored across Westway's global operations with increases recorded in third-party revenue in a number of locations. In the United States revenue increased by $1.8 million, or 4.2%, reflecting higher utilization at both of the facilities in Houston in particular. In the Netherlands, net revenue doubled to $8.2 million, reflective of an ongoing increase in utilization following capacity investments over the preceding two fiscal years, and in the United Kingdom revenues improved by $2.1 million, or 22%, due to new customers. In aggregate, transactions with the ED&F Man group increased from $9.0 million to $9.6 million.

        Additional expense, attributable to volume growth increased cost of sales for fiscal year 2007. This increase was largely volume driven by additional variable plant costs and a full year impact of depreciation on assets brought into operation in the prior fiscal year. Within this, plant cost increases were particularly notable in the Netherlands due to expansion in capacity.

  Operating Expenses and Operating Margins

        In bulk liquid storage, operating expenses of $16.0 million for the fiscal year 2007 were similar at 22.7% of net revenues as compared to 22.3% in 2006, despite inflationary increases in employment costs and investments in new business. Overall, savings reflected ongoing higher utilization rates, due to terminal expansion in the US and the Netherlands in particular. In aggregate, higher volumes translated into higher recovery of operating costs with operating margins of 26.2%, compared with 20.0% in fiscal year 2006, an increase of 31.0%. Gross margins for fiscal year 2007 were 48.9%, or an increase of 15.6% compared to 42.3% in fiscal year 2006 reflecting higher utilization and robust cost control.

  Liquid Feed Supplements

  Net Revenue and Cost of Sales

        For fiscal year 2007, net revenue for liquid feed supplements was $222.9 million, which was a decrease of $18.5 million, or 7.7%, compared with the prior fiscal year. This decrease in revenue was driven by a decrease in volume in the period of 7.4% to 1,574,556 tons, compared to 1,700,730 tons in fiscal year 2006, reflective of lower demand due to the effect of underlying commodity price movements on liquid feed compared with dry feed. Net revenue per ton decreased slightly from $141.9 in the prior fiscal year 2006 to $141.5 in fiscal year 2007, reflecting Westway's ability to maintain pricing strength despite underlying commodity price reductions.

        Cost of goods sold for fiscal year 2007 was $142.1 million, compared to $147.7 million for the fiscal year 2006, a decrease of $5.6 million, 3.8%, reflective of decreased sales volumes. Gross margins for the fiscal year increased from 5.9% to 8.0% compared with fiscal year 2006 as a direct response to a reduction in molasses input prices supplied by ED&F Man and consistent with reductions in underlying commodity prices.

        In the liquid feed supplements segment, plant operating expenses for the year were impacted by year on year inflationary increases reflective of the wider economy. In the United States, this reflected increased tank storage costs at Stockton, CA in particular and higher utility costs driven by higher natural gas prices. Maintenance costs were higher in fiscal year 2007, reflective of the age and geography of terminals, with $1.5 million of the increase attributable to plant running costs at the new Clewiston facility.

  Operating Expenses and Operating Margins

        Within operating expenses, selling, general and administrative expenses increased by 8.3% from $12.9 million in fiscal year 2006 to $13.9 million in fiscal year 2007, again due to underlying and sector specific inflation resulting in liquid feed supplements operating margins increasing from 0.6% in fiscal year 2006 to 1.8% in fiscal year 2007.

Income from Operations

        For fiscal year 2007, the net effect of volume movements across the Westway business translated into an increase in income from operations of $8.7 million, or 62.7%, to $22.5 million compared with 2006. Income from the bulk liquid storage segment increased by $6.0 million, or 48.4%, following the volume increases noted above. Income from operations in fiscal year 2007 from the liquid feed supplements segment increased by $2.6 million from $1.4 million in fiscal year 2006 to $4.0 million, consistent with the combined effect of improvements in operational efficiency.

  Non-Operating Income and Expense

        During fiscal year 2007, Westway recorded income from its interest in Champion Liquid Feeds of $0.1 million compared to income of $0.3 million in fiscal year 2006 reflecting the start up nature of this operation and profits on the disposals of property, plant and equipment of $4.2 million, compared with $1.2 million in fiscal year 2006. In October 2007, Westway disposed of its interest in a four acre facility at Stockton South to a United States-based biodiesel group. The sale generated a gain on disposal of $4.2 million.

  Income Taxes

        Income taxes for the fiscal year 2007 increased from $4.8 million to $9.2 million, consistent with the increase in profit for the fiscal year. This resulted in an increase in net income of $7.1 million, or 67.4%, from $10.5 million in fiscal year 2006 to $17.6 million in fiscal year 2007. This resulted in an effective rate of tax of 34.6% in fiscal year 2007 as compared to an effective tax rate of 31.5% in fiscal 2006.

Contractual Commitments

        Westway has a substantial property portfolio, with major deep water locations in the United States, the United Kingdom, the Netherlands and the remainder of Western Europe along with liquid feed supplements processing and distribution facilities. Many of Westway's bulk liquid storage and liquid feed supplements facilities are situated on land which is leased from port authorities under operating leases. Westway also has a small number of facilities leases and leases with railroad companies. Typically these leases extend beyond five years. For the purposes of determining periodic occupation costs, leases terms are calculated from the date Westway takes possession of the facility, including any periods of free or reduced rent and any lease extensions available to Westway that are reasonably assured of being exercised.

        Future minimum lease payments under non-cancellable operating leases as of October 31, 2008 are as follows:

	< 1 year	1-3 years	3-5 years	> 5 years	Total
	($ millions)
Operating lease commitments	3.4	6.0	4.8	21.2	35.4
Capital commitments	6.1	0.4	—	—	6.5

Total	9.5	6.4	4.8	21.2	41.9

        In the normal course of business, Westway makes investments in the property and facilities utilized by the bulk liquid storage and liquid feed supplements businesses. As a result, at any point in the financial calendar, Westway has outstanding contracts with third parties reflecting the cost of committed capital expenditure not yet incurred. At October 31, 2008, these commitments totaled $6.5 million, compared to $6.6 million at October 31, 2007.

Liquidity and Capital Resources

  Effect of Carve-Out Accounting

        As noted above under "Critical Accounting Policies," the nature of the business combination has resulted in the need to aggregate certain segments of the ED&F Man group into a combined form not previously contemplated. As a direct consequence, the Westway financials do not include an allocation of the ED&F Man group's debt, interest, deferred financing costs and other financing related costs, because none of these items were specifically identified as corporate advances to or borrowings from the ED&F Man group. As a consequence, for the purposes of the Westway financials, the net cash requirements of, or net cash generated by, Westway have been accounted for as adjustments to the invested capital of the ED&F Man group under the invested equity method. This approach also reflects the intention of the business combination to reflect a cash-free debt-free transfer of the Westway businesses. For purposes of this management's discussion and analysis, the discussion of liquidity and capital resources centers on the operating and investing cash flows with limited reference to the raising of finance from, or the repayment of invested capital to, the ED&F Man group.

        In the past, Westway's only source of liquidity has been funding from ED&F Man, together with cash generated from operating activities. In the future, it is anticipated that all forms of financing will be provided by third party banks. In order to facilitate the transaction, Westway will be financed by a revolving credit facility with ED&F Man, substantially on the terms set forth in Annex D to the transaction agreement. In summary, under the revolving credit facility, ED&F Man will agree to make revolving credit loans to the combined company in an aggregate principal amount at any time outstanding of up to $100.0 million for a term of 24 months from closing. Interest will accrue on amounts borrowed under the facility at LIBOR plus 3.5%, and a commitment fee of 1.4% will be payable on any undrawn, uncancelled portion of the facility. A facility fee of $1.5 million will be payable to ED&F Man in the event that the facility has not been refinanced by January 15, 2010.

  Cash Flows from Operating Activities

        Westway's primary source of operating cash flow is cash collected from customers in its bulk liquid storage and liquid feed supplements businesses offset by Westway's primary uses of cash flow, comprising payments to suppliers of raw materials including molasses, to lessors of land and equipment and salaries and personnel-related expenses. For the three-month periods ended January 31, 2009 and 2008 and for each of the three years ended October 31, 2008, 2007 and 2006, net income from operating activities were $7.4 million, $5.6 million, $27.0 million, $17.6 million and $10.5 million, respectively.

        In each of the periods presented, net cash flow generated from operating activities was positively impacted by the aggregate effect of adjustments to reflect non-cash items and changes in operating assets and liabilities. These adjustments comprised, primarily, the impact of adding back depreciation charges, the deduction of gains on the disposal of property, plant and equipment and the net effect of working capital movements. Of these working capital changes, in each period presented, the effect of the liquid feed supplements business was more significant than the bulk liquid storage business due to the volume and nature of cash flow requirements and direct relationship with raw materials prices.

        As a consequence of Westway's ongoing investment in capital expenditure for each of the periods presented, depreciation was a significant and increasing adjustment in arriving at net cash flow. Each of the three financial years ended October 31, 2008 was affected by the adjustment to remove gains arising on the disposal of Westway's interests in its San Pedro facility, Stockton South and Kansas. As noted, changes in Westway's operating assets and liabilities primarily reflect the underlying position of the liquid feed supplements business within the commodity life cycle, with increased pricing effect on accounts receivable and physical inventory outweighing the effect on accounts payable during periods of increasing raw materials prices. Consequently, during the fiscal year 2008 in particular, working capital reflected the upward impact of raw material price increases. As a consequence of the above, net cash provided by operating activities for the three-month periods ended January 31, 2009 and 2008 and for each of the three years ended October 31, 2008, 2007 and 2006 were $5.1 million, $2.3 million, $28.6 million, $30.3 million, and $40.1 million respectively.

  Cash Flows Used in Investing Activities

        Net cash generated from the aggregate of net operating cash flow and cash flow from investing activities for the three-month periods ended January 31, 2009 and 2008 and for each of the three years ended years ended October 31, 2008, 2007 and 2006 reflected ongoing investment in capital expenditure that has underpinned Westway's strategy to date. In each of these fiscal years, net cash generated to repay, (or required to be invested by), the ED&F Man group was $(3.4) million, $(5.8) million, $5.8 million, $8.2 million and $24.2 million, respectively. These amounts reflected capital expenditure requirements of $8.6 million, $8.1 million, $35.0 million, $28.9 million and $19.2 million, respectively.

        Capital investments for Westway comprise a number of key elements, principally ongoing replacement and renewal, expansionary capital and investment in entirely new facilities. For fiscal 2008, combined capital expenditures for the bulk liquid storage and liquid feed supplements businesses was $29.5 million and $5.5 million, respectively, compared to $23.0 million and $6.0 million, respectively, in the prior fiscal year. For the bulk liquid storage business, the most significant single component of capital investments were Westway's investments at each of the Houston terminals of $15.8 million, consistent with a strategy of investment in deep water locations and expansion of existing sites. For the liquid feed supplements business, capital expenditures reflected the combined impact of normal replacement and maintenance capital, and minor upgrades to blending and processing infrastructure. This process of capital investment continued in the three months ended January 31, 2009 during which total capital investment was $8.5 million compared to 8.1 million in the three months ended January 31, 2008.

        For fiscal 2007, combined capital expenditures for the bulk liquid storage and liquid feed supplements businesses were $28.9 million, compared to $19.2 million in fiscal 2006. For the bulk liquid storage business, this reflected investments totalling $12.3 million on phases 1, 2, and 3 of Westway's capacity expansion at the Houston No. 1 storage facility, an investment of $2.6 million on tanks and infrastructure at the Houston No. 2 facility in the United States and $4.4 million relating to the Gdynia, Poland facility in Europe, consistent with a strategy of investment in expansion of key locations. For the liquid feed supplements business, capital expenditures reflected the combined impact of normal replacement and maintenance capital and upgrades to blending and processing infrastructure in a number of locations.

  Cash Flows from Financing Activities

        Financing cash flows represent the net invested capital amounts distributed to and from ED&F Man as described in note 3 to the Westway financials.

Off Balance Sheet Arrangements

        With the exception of operating lease commitments described in "Contractual Commitments," Westway does not have any off balance sheet arrangements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined balance sheet as of March 31, 2009 and the unaudited pro forma condensed combined statements of income for the three months ended March 31, 2009 and the year ended December 31, 2008, give effect to the business combination and certain transactions of Westway associated therewith. The pro forma information is based on Westway's and our historical financial statements after giving effect to the business combination and applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

        For pro forma purposes, our balance sheet as of March 31, 2009 was combined with the balance sheet of Westway as of January 31, 2009 as if the business combination had occurred on March 31, 2009. Our statement of operations for the three months ended March 31, 2009 and year ended December 31, 2008, was combined with the combined statement of income of Westway for the three months ended January 31, 2009 and the year ended October 31, 2008 respectively, as if the business combination had occurred at the start of the respective three and twelve month periods and to demonstrate the financial effect of three and twelve months of combined business, respectively, as far as possible.

        The acquisition will be accounted for under the purchase method of accounting. The purchase price allocation has not been finalized and is subject to change based upon recording actual transaction costs, finalization of working capital adjustments, and completion of appraisals of tangible and intangible assets of the acquired Westway business. The unaudited pro forma condensed combined financial information includes estimated adjustments to record assets acquired and liabilities assumed at their respective fair values and represents Westway's and our management's estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the acquisition is complete and after completion of a final analysis to determine the fair values of the tangible and identifiable intangible assets and liabilities as of the closing date. Accordingly, the final purchase accounting adjustments may be materially different from the pro forma adjustments presented in this proxy statement. Increases or decreases in the fair value of the net assets and liabilities compared to the information shown in this proxy statement may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of operations.

        The unaudited pro forma condensed combined balance sheets and statements of income have been presented assuming two different levels of approval by our stockholders. The business combination cannot be consummated if the holders of 40% or more of the IPO shares vote against the transaction agreement proposal and contemporaneously exercise their conversion rights. The unaudited pro forma condensed combined balance sheets and statements of income have therefore been prepared based on the following two alternate assumptions: first, assuming maximum approval, that is, the assumption that none of our stockholders exercise their conversion rights, and second, assuming minimum approval, that is, the assumption that holders of 39.99% of the IPO shares exercise their conversion rights.

        The unaudited pro forma condensed combined financial information has been prepared by Westway's and our management for illustrative purposes and it is not intended to represent the condensed combined financial position or condensed combined results of income in future periods or what the results actually would have been had we and Westway been a combined company during the specified periods. The unaudited pro forma condensed combined financial information and accompanying notes should be read in conjunction with the following information appearing elsewhere in this proxy statement: (1) the Westway historical combined carve-out financial statements and notes thereto for the three months ended January 31, 2009 and year ended October 31, 2008, (2) our historical financial statements for the three months ended March 31, 2009 and notes thereto and our historical condensed financial statements for the year ended December 31, 2008 and the notes thereto, (3) the section entitled "Westway Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning at page 144 of this proxy statement, and (4) "Our Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning at page 140 of this proxy statement.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2009

(U.S. dollars in thousands, except share amounts)

Assuming Maximum Approval

	Westway Historical*	Shermen Historical	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash	$—	$66	$(103,000)	(1)	$—
			137,973	(2)
			2,381	(3)
			(23,000)	(4)
			(5,520)	(5)
			(8,900)	(6)
Accounts receivable, net	44,475		—		44,475
Inventories	23,206		—		23,206
Prepaid expenses and other current assets	2,113	154	—		2,267
Cash held in trust account (restricted cash)	—	137,973	(137,973)	(2)	—

Total Current Assets	69,794	138,193	(138,039)		69,948

Investments	2,779	—	—	(14)	2,779
Property, plant and equipment, net	140,975	—	132,488	(15)	273,463
Goodwill	4,972	—	99,174	(16)	104,146
Deferred tax assets	1,712	860	1,865	(17)	4,437
Other Assets	593	—	—		593

Total Assets	$220,825	$139,053	$95,488		$455,366

Liabilities and stockholders' equity
Accounts payable and accrued expenses	41,842	278	—		42,120
Income taxes payable	8,031	—	—		8,031

Total Current Liabilities	49,873	278	—		50,151

Loan payable	—	—	2,381	(3)	2,381
Deferred underwriters' fee	—	3,312	(3,312)	(5)	—
Deferred tax liabilities	23,457	—	42,774	(17)	66,231
Other liabilities	23	—	—		23
Minority interest	1,145	—	(1,145)	(19)	—

Total Liabilities	$74,498	$3,590	$40,698		$118,786

Common stock subject to redemption, 9,199,999 shares at redemption value and deferred interest related to common stock subject to possible redemption, net of taxes	—	54,972	(54,972)	(7)	—
Series A convertible preferred stock	—	—	344	(8)
			42,538	(8)
			69,924	(10)	112,806
Stockholders' equity
ED&F Man Net Invested Capital/Shermen Retained Earnings	146,327	1,547	(146,327)	(9)
			(8,900)	(6)
			(2,208)	(5)	(9,561)
Common Stock, $0.0001 par value; 100,000,000 shares authorized; 28,750,000 shares issued and outstanding, actual; 235,000,000 shares authorized; 49,138,614 issued and outstanding, pro forma	—	3	2	(8)	5
Additional Paid in Capital:	—	78,941	(344)	(8)
			121,616	(8)
			(23,000)	(4)
			54,972	(7)	232,185

Total ED&F Man Net Invested Capital/Shermen Stockholders' Equity before non-controlling interest	146,327	80,491	(4,189)		222,629

Non-controlling interest			1,145	(19)	1,145

Total ED&F Man Net Invested Capital/Shermen Stockholders' Equity	146,327	80,491	(3,044)		223,774

Total liabilities and ED&F Man Net Invested Capital/Shermen Stockholders' Equity	$220,825	$139,053	$95,488		$455,366

*
Information for Westway as at January 31, 2009.

See notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2009

(U.S. dollars in thousands, except share amounts)

Assuming Minimum Approval

	Westway Historical*	Shermen Historical	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash	$—	$66	$(103,000)	(1)	$—
			137,973	(2)
			45,945	(3)
			(13,800)	(4)
			(3,312)	(5)
			(8,900)	(6)
			(54,972)	(7)
Accounts receivable, net	44,475		—		44,475
Inventories	23,206		—		23,206
Prepaid expenses and other current assets	2,113	154	—		2,267
Cash held in trust account (restricted cash)	—	137,973	(137,973)	(2)	—

Total Current Assets	69,794	138,193	(138,039)		69,948

Investments	2,779	—	—	(14)	2,779
Property, plant and equipment, net	140,975	—	132,488	(15)	273,463
Goodwill	4,972	—	103,520	(16)	108,492
Deferred tax assets	1,712	860	1,865	(17)	4,437
Other Assets	593	—	—		593

Total Assets	$220,825	$139,053	$99,834		$459,712

Liabilities and stockholders' equity
Accounts payable and accrued expenses	41,842	278	—		42,120
Income taxes payable	8,031	—	—		8,031

Total Current Liabilities	49,873	278	—		50,151

Loan payable	—	—	45,945	(3)	45,945
Deferred underwriters' fee	—	3,312	(3,312)	(5)	—
Deferred tax liabilities	23,457	—	42,774	(17)	66,231
Other liabilities	23	—	—		23
Minority interest	1,145	—	(1,145)	(19)	—

Total Liabilities	$74,498	$3,590	$84,262		$162,350

Common stock subject to redemption, 9,199,999 shares at redemption value and deferred interest related to common stock subject to possible redemption, net of taxes	—	54,972	(54,972)	(7)	—
Series A convertible preferred stock	—	—	344	(8)
			91,972	(8)
			69,925	(10)	162,241
Stockholders' equity
ED&F Man Net Invested Capital/Shermen Retained Earnings	146,327	1,547	(146,327)	(9)
			(8,900)	(6)	(7,353)
Common Stock, $0.0001 par value; 100,000,000 shares authorized; 28,750,000 shares issued and outstanding, actual; 235,000,000 shares authorized; 30,920,792 issued and outstanding, pro forma	—	3	1	(8)	4
Additional Paid in Capital:	—	78,941	(344)	(8)
			(13,800)	(4)
			76,528	(8)	141,325

Total ED&F Man Net Invested Capital/Shermen Stockholders' Equity before non-controlling interest	146,327	80,491	(92,842)		133,976

Non-controlling interest			1,145	(19)	1,145

Total ED&F Man Net Invested Capital/Sherman Stockholders' Equity	146,327	80,491	(91,697)		135,121

Total liabilities and ED&F Man Net Invested Capital/Shermen Stockholders' Equity	$220,825	$139,053	$99,834		$459,712

*
Information for Westway as at January 31, 2009.

See notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

Three months ended March 31, 2009

(U.S. dollars in thousands, except share amounts)

Assuming Maximum Approval

	Westway Historical*	Shermen Historical	Pro Forma Adjustments		Pro Forma Combined
Net Revenues
Liquid feed supplements	$86,998	$—	$—		$86,998
Bulk liquid storage	15,254	—	—		15,254
Related parties	3,012	—	—		3,012

Total Revenues	105,264	—	—		105,264
Cost of sales	(87,611)	—	(212	) (18)	(87,823)

Gross Profit	17,653	—	(212)		17,441
Expenses:
Selling, general and administrative expenses	(7,592)	(321)	—		(7,913)

Income from Operations	10,061	(321)	(212)		9,528
Other expense	(4)	—	—		(4)
Interest (expense) income, net	(29)	77	(34	) (3)
			(77	) (11)	(63)

Income before income taxes	10,028	(244)	(323)		9,461
Income tax expense	(2,564)	127
			(127	) (11)
			9	(12)
			(2,045	) (17)	(4,600)
Minority interest	(26)	—	26	(19)	—

Net Income	7,438	(117)	(2,460)		4,861

Less net income attributable to non-controlling interest	—	—	(26	) (19)	(26)

Net income attributable to Shermen Stockholders					4,835

Dividend payable on Series A Convertible Preferred Shares	—	—	(257	) (13)	(257)

Net Income attributable to equity interest holders	$7,438	$(117)	$(2,743)		$4,578

Shermen Historical Earnings Per Share
Income per common share, basic		$(0.01)
Income per common share, diluted		$(0.01)
Weighted average number of common shares outstanding, basic		19,550
Weighted average number of common shares outstanding, diluted		19,550
Pro Forma Combined Earnings Per Share
Basic and diluted earnings per share attributable to Series A Redeemable Convertible Preferred Stock					$0.12
Basic and diluted earnings per share attributable to Common share equivalent					$0.08
Series A Redeemable Convertible Preferred Stock weighted average shares outstanding, basic and diluted					7,470
Common share equivalent weighted average shares outstanding, basic and diluted					56,609
*
Information for Westway relates to the three months ended January 31, 2009.

See notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

Three months ended March 31, 2009

(U.S. dollars in thousands, except share amounts)

Assuming Minimum Approval

	Westway Historical*	Shermen Historical	Pro Forma Adjustments		Pro Forma Combined
Net Revenues
Liquid feed supplements	$86,998	$—	$—		$86,998
Bulk liquid storage	15,254	—	—		15,254
Related parties	3,012	—	—		3,012

Total Revenues	105,264	—	—		105,264
Cost of sales	(87,611)	—	(212	) (18)	(87,823)

Gross Profit	17,653	—	(212)		17,441
Expenses:
Selling, general and administrative expenses	(7,592)	(321)	—		(7,913)

Income from Operations	10,061	(321)	(212)		9,528
Other expense	(4)	—	—		(4)
Interest (expense) income, net	(29)	77	(656	) (3)
			(77	) (17)	(685)

Income before income taxes	10,028	(244)	(945)		8,839
Income tax expense	(2,564)	127
			(127	) (11)
			168	(12)
			(2,045	) (17)	(4,441)
Minority interest	(26)	—	26	(19)	—

Net Income	7,438	(117)	(2,923)		4,398

Less net income attributable to non-controlling interest	—	—	(26	) (19)	(26)

Net Income attributable to Shermen Stockholders					4,372

Dividend payable on Series A Convertible Preferred Shares	—	—	(553	) (13)	(553)

Net Income attributable to equity interest holders	$7,438	$(117)	$(3,502)		$3,819

Shermen Historical Earnings Per Share
Income per common share, basic		$(0.01)
Income per common share, diluted		$(0.01)
Weighted average number of common shares outstanding, basic		19,550
Weighted average number of common shares outstanding, diluted		19,550
Pro Forma Combined Earnings Per Share
Basic and diluted earnings per share attributable to Series A Redeemable Convertible Preferred Stock					$0.12
Basic and diluted earnings per share attributable to Common share equivalent					$0.08
Series A Redeemable Convertible Preferred Stock weighted average shares outstanding, basic and diluted					16,083
Common share equivalent weighted average shares outstanding, basic and diluted					47,004
*
Information for Westway relates to the three months ended January 31, 2009.

See notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

Year ended December 31, 2008

(U.S. dollars in thousands, except share amounts)

Assuming Maximum Approval

	Westway Historical*	Shermen Historical	Pro Forma Adjustments		Pro Forma Combined
Net Revenues
Liquid feed supplements	$290,569	$—	$—		$290,569
Bulk liquid storage	65,643	—	—		65,643
Related parties	14,111	—	—		14,111

Total Revenues	370,323	—	—		370,323
Cost of sales	(302,329)	—	(135	) (18)	(302,464)

Gross Profit	67,994	—	(135)		67,859
Expenses:
Selling, general and administrative expenses	(35,818)	(869)	—		(36,687)

Income from Operations	32,176	(869)	(135)		31,172
Other expense	6,875	—	—		6,875
Interest (expense) income, net	(174)	2,396	(85	) (3)
			(2,396	) (11)	(259)

Income before income taxes	38,877	1,527	(2,616)		37,788
Income tax expense	(12,041)	(786)
			786	(11)
			26	(12)
			(2,045	) (17)	(14,060)
Minority interest	131	—	(131	) (19)	—

Net Income	26,967	741	(3,980)		23,728

Add net loss attributable to non-controlling interest	—	—	131	(19)	131

Net Income attributable to Shermen Stockholders					23,859

Dividend payable on Series A Convertible Preferred Shares	—	—	(1,028	) (13)	(1,028)

Net Income attributable to equity interest holders	$26,967	$741	$(4,877)		$22,831

Shermen Historical Earnings Per Share
Income per common share, basic		$0.04
Income per common share, diluted		$0.03
Weighted average number of common shares outstanding, basic		19,550
Weighted average number of common shares outstanding, diluted		23,492
Pro Forma Combined Earnings Per Share
Basic and diluted earnings per share attributable to Series A Redeemable Convertible Preferred Stock					$0.54
Basic and diluted earnings per share attributable to Common share equivalent					$0.40
Series A Redeemable Convertible Preferred Stock weighted average shares outstanding, basic and diluted					7,470
Common share equivalent weighted average shares outstanding, basic and diluted					56,609
*
Information for Westway relates to the year ended October 31, 2008.

See notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

Year ended December 31, 2008

(U.S. dollars in thousands, except share amounts)

Assuming Minimum Approval

	Westway Historical*	Shermen Historical	Pro Forma Adjustments		Pro Forma Combined
Net Revenues
Liquid feed supplements	$290,569	$—	$—		$290,569
Bulk liquid storage	65,643	—	—		65,643
Related parties	14,111	—	—		14,111

Total Revenues	370,323	—	—		370,323
Cost of sales	(302,329)	—	(135	) (18)	(302,464)

Gross Profit	67,994	—	(135)		67,859
Expenses:
Selling, general and administrative expenses	(35,818)	(869)	—		(36,687)

Income from Operations	32,176	(869)	(135)		31,172
Other expense	6,875	—	—		6,875
Interest (expense) income, net	(174)	2,396	(2,537	) (3)
			(2,396	) (11)	(2,711)

Income before income taxes	38,877	1,527	(5,068)		35,336
Income tax expense	(12,041)	(786)
			786	(11)
			786	(12)
			(2,045	) (17)	(13,300)
Minority interest	131	—	(131	) (19)	—

Net Income	26,967	741	(5,672)		22,036

Add net loss attributable to non-controlling interest	—	—	131	(19)	131

Net Income attributable to Shermen Stockholders					22,167

Dividend payable on Series A Convertible Preferred Shares	—	—	(2,213	) (13)	(2,213)

Net Income attributable to equity interest holders	$26,967	$741	$(7,754)		$19,954

Shermen Historical Earnings Per Share
Income per common share, basic		$0.04
Income per common share, diluted		$0.03
Weighted average number of common shares outstanding, basic		19,550
Weighted average number of common shares outstanding, diluted		23,492
Pro Forma Combined Earnings Per Share
Basic and diluted earnings per share attributable to Series A Redeemable Convertible Preferred Stock					$0.56
Basic and diluted earnings per share attributable to Common share equivalent					$0.42
Series A Redeemable Convertible Preferred Stock weighted average shares outstanding, basic and diluted					16,083
Common share equivalent weighted average shares outstanding, basic and diluted					47,004
*
Information for Westway relates to the year ended October 31, 2008.

See notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(U.S. dollars in thousands, except share amounts)

Note A. Basis of Presentation

        On November 25, 2008, we announced that we had entered into a transaction agreement as amended and restated as of May 1, 2009 with ED&F Man to acquire ED&F Man's bulk liquid storage and liquid feed supplements businesses.

        SFAS, No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The calculation of the allocable purchase price and the allocation of the purchase price to the fair values of the acquired assets and liabilities is outlined below:

        Calculation of allocable purchase price:

	Maximum Approval	Minimum Approval
Cash (i)	103,000	103,000
Shermen common stock (ii)	121,618	76,529
Shermen preferred stock (iii)	42,538	91,973
Contingent consideration (iv)	69,924	69,924

Total allocable purchase price	337,080	341,426

Preliminary purchase price allocation:
Current assets	69,794	69,794
Goodwill	104,146	108,492
Property, plant and equipment	273,463	273,463
Other non current assets	6,949	6,949
Current liabilities	(49,873)	(49,873)
Long term liabilities	(67,399)	(67,399)

Total preliminary purchase price allocation	$337,080	$341,426

        The purchase price allocation is preliminary. The final determination of the purchase price allocation will be based on the fair values of assets acquired and liabilities assumed. The purchase price allocation will remain preliminary until we complete a third-party valuation and determine these fair values, finalize the terms of financing for the transaction, determine actual transaction costs and finalize working capital adjustments. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the preliminary amounts presented in the unaudited pro forma condensed combined financial information.

  Notes to purchase price allocation

          (i)    $103 million in cash payable as consideration in connection with the business combination includes a short term promissory note in the aggregate principal amount of up to $3.0 million that may be used in lieu of cash as consideration in respect of ED&F Man Korea Limited.

          (ii)   24.3 million shares (maximum approval) and 15.3 million shares (minimum approval) of Shermen common stock at a price per share of $5.00, which was based on the closing price of a share of Shermen common stock on the OTC market on April 7, 2009 of $6.00 less a $1.00 special dividend per share to be paid to public shareholders shortly after the closing of the business combination.

          (iii)  7.4 million shares (maximum approval) and 16.0 million shares (minimum approval) of Shermen preferred stock at a fair value per share of $5.74.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(U.S. dollars in thousands, except share amounts)

          (iv)  Contingent consideration comprises 12.2 million shares of deferred preferred stock which will be issued to ED&F Man upon the achievement of certain earnings and share price targets. These shares have the same characteristics as in (ii) above and have a fair value of $5.74 per share. The fair value has been calculated using a market approach for the fair value of the preferred stock and an income approach to determine the fair value of the future dividends.

          (v)   Management has performed an initial review of potential separately recognizable intangible assets under SFAS 141R. While certain potential intangible assets were identified (eg., customer contracts, patents and trademarks), based on the analysis performed by management there is no fair value associated with intangible assets.

Note B. Pro Forma Adjustments

        Pro forma adjustments are necessary to record the purchase price of the business combination (consisting of cash and shares issued to ED&F Man) and to reflect transactions that are a direct result of the business combination.

        The following pro forma adjustments are included in the unaudited condensed combined financial statements:

  (1)
  Reflects cash to be paid to ED&F Man in accordance with the transaction agreement.

  (2)
  Reflects reclassification of cash held by us prior to the business combination from the cash held in trust account (restricted cash) to cash and cash equivalents since the restrictions over the use of the cash will lapse upon consummation of the business combination. The funds released from the trust account are disbursed to us after payment to holders of our IPO shares who elect to convert their shares into the right to receive a portion of the trust account, payment of a special dividend and payment of liabilities on closing including deferred underwriting fees and transaction costs.

  (3)
  Reflects amounts drawn under the credit facility to be entered into upon consummation of the business combination. The pro forma statements of income assume maximum and minimum approval based on an initial estimate of LIBOR of 1.89% plus a margin of 3.50%, which management considers reflects a fair estimate of current market rates of interest. An increase in the interest rate of 0.125% would have had the following impacts:

	Three months ended March 31, 2009		Year ended December 31, 2008
	Maximum approval	Minimum approval	Maximum approval	Minimum approval
Interest expense	$1	$16	$2	$61
Tax	$—	$(4)	$(1)	$(19)
  (4)
  Reflects payment of a $1.00 per-share special dividend to holders of our IPO shares upon consummation of the business combination. For minimum conversion, 13,800,000 shares, the dividend payment will be $13,800. For maximum conversion, 23,000,000 shares the dividend payment will be $23,000. This dividend will not be payable to ED&F Man on the shares of our common stock it receives on the closing date and our sponsor has agreed to waive its right to receive such dividend.

  (5)
  Reflects the cash settlement of underwriters' fees arising on our initial public offering in May 2007 and deferred until consummation of a business combination. The fee is adjusted in relation to the number of holders of IPO shares exercising conversion rights. The minimum amount payable is $3,312, which had previously been accrued on our balance sheet, and the maximum amount payable is $5,520. The amount in excess of the minimum, which is payable in the case of maximum approval, has been charged to retained earnings.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(U.S. dollars in thousands, except share amounts)

  (6)
  Reflects Westway's and our estimated transaction costs of $8,900, which consists primarily of legal, accounting and valuation fees. Other transaction fees will be borne by ED&F Man. Under SFAS 141R transaction costs are expensed as incurred in the statements of operations. Because the expense associated with the transaction costs is directly attributable to the merger and will not have a continuing impact, it is not reflected in the pro forma condensed combined income statement. However, this item will be recorded as an expense immediately following the closing of the business combination.

  (7)
  Reflects the redemption of 9,199,999 shares of our common stock upon consummation of the business combination if holders of 39.99% of the IPO shares exercise their conversion rights (minimum approval) or reclassification of common stock as permanent equity if none of our stockholders exercise their conversion rights (maximum approval).

  (8)
  For minimum and maximum approval, respectively, reflects (a) the issuance of 15.3 million and 24.3 million shares of our common stock and (b) 16.0 million and 7.4 million shares of Series A convertible preferred stock (c) the exchange of 1.1 million of existing shares of common stock for (i) 40,000 newly-issued shares of our common stock; (ii) 60,000 newly-issued shares of Series A convertible preferred stock and (iii) warrants to purchase 1.0 million shares of our common stock (valued at $0.139 per warrant as of April 30, 2009). Our common stock has a $0.0001 par value and is valued at $5.00 per share based on the amount per IPO share in the trust account (as of March 31, 2009), less a $1.00 special dividend per share to be paid to public shareholders only shortly after closing and Series A convertible preferred stock is valued at its fair value of $5.74 per share.

  (9)
  Reflects the elimination of Westway's equivalent of equity, being its balance of ED&F Man net invested capital.

  (10)
  Reflects the fair value of contingent consideration as described in Note A. Basis of Presentation—Notes to purchase price allocation.

  (11)
  Our historical interest income and related tax expense have been eliminated since our cash would have been paid out to ED&F Man upon consummation of the business combination and therefore would not have been available to invest and earn interest income.

  (12)
  Adjustments to reflect the tax effect of the credit facility being entered into in connection with the business combination and funding of Westway net invested capital at Westway's effective income tax rate of 25.57% for the three months ended January 31, 2009 and 30.97% for the year ended October 31, 2008.

  (13)
  Reflects the accrual of the preferred dividend, assuming a $0.0344 per share quarterly dividend, on Series A Preferred Stock outstanding (excluding any shares of Series A Preferred Stock held in escrow).

  (14)
  The estimated increase from book basis to estimated fair value of investments has not yet been determined by management.

  (15)
  Reflects the increase from book basis to estimated fair value of property, plant and equipment.

  (16)
  Reflects the recognition of goodwill on the acquisition of Westway. See Note A. Basis of Presentation—Notes to purchase price allocation.

  (17)
  Reflects adjustments for deferred tax in accordance with SFAS 141R and 109 related to the fair value purchase accounting adjustments recorded. The adjustments were created primarily as a result of the fair value adjustments recorded for property, plant and equipment based on the expected tax rate in effect when the temporary differences are expected to reverse, and the reversal of the related deferred tax liability on the removal of the goodwill balance from historic acquisitions by Westway Terminal Company, Inc.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(U.S. dollars in thousands, except share amounts)

  (18)
  Reflects additional depreciation expense as a result of increasing the book basis of property, plant and equipment to its estimated fair value. The remaining estimated useful economic life of the acquired property plant and equipment is 14 years.

  (19)
  As a result of the business combination and in accordance with the transition provisions of SFAS 160, Non-controlling Interests in Consolidated Financial Statements, as it relates to us, minority interests are now shown as non-controlling interests as a component of stockholders' equity and the allocation of income or loss attributable to non-controlling interests is shown below net income in the condensed combined income statement.

Note C. Pro Forma Earnings per share

        The number of shares of our common stock to be delivered to ED&F Man at the closing will be decreased, with an increase in the number of shares of Series A Preferred Stock to be issued to ED&F Man, if at the closing ED&F Man and its affiliates would otherwise beneficially own more than 49.5% of our outstanding common stock. This is illustrated in the pro forma earnings per share calculation below for minimum and maximum approval.

        We calculated earnings per share in accordance with Emerging Issues Task Force Issue No. 03-06, "Participating Securities and the Two Class Method Under SFAS No. 128, Earnings Per Share." The Series A Preferred Stock is a participating security because it may participate in dividends with common stock. Accordingly, net income is allocated to each security based on the ratio of the number of shares if converted to the total number of shares.

        The pro forma combined basic and diluted net income per share is based on the following (in thousands):

	Minimum Approval Number	Maximum Approval Number
Three months ended March 31, 2009
Shares of our common stock outstanding prior to the acquisition	28,750	28,750
The exchange of 1.1 million shares of our common stock by our sponsor (see subnote 8 of Note B)	(1,100)	(1,100)
Shares of our common stock remaining in escrow in connection with the acquisition	(2,875)	(2,875)
Newly issued shares of our common stock on closing	15,346	24,364
Shares of common stock converted into the right to receive a portion of the trust account	(9,200)	—

	30,921	49,139
Series A convertible preferred stock	16,083	7,470

Pro forma adjustment to basic EPS denominator	47,004	56,609

        The number of pro forma additional shares that could potentially dilute pro forma earnings per share in the future that were not included in the computation of pro forma diluted earnings per share, because to do so would have been antidilutive are summarized as follows:

Three months ended March 31, 2009
Public Offering Warrants	46,000
Founders' Warrants	6,214

52,214

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Overview

        The following section is a summary description of the material United States federal income tax consequences to us and to holders of our common stock, other than our sponsor and ED&F Man, of the transactions contemplated by the transaction agreement, which we refer to as the "transactions," the special dividend payable to holders of our common stock, which we refer to as the "special dividend," the exercise of conversion rights to those holders who exercise this right and the potential approval of the dissolution proposal by our stockholders. This discussion is addressed only to those holders of our common stock that hold their common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, which we refer to as the "code," and does not address all the United States federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as:

  •
  financial institutions;

  •
  investors in pass-through entities;

  •
  a person that has a functional currency other than the U.S. dollar;

  •
  an insurance company;

  •
  tax-exempt organizations;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark to market method of accounting;

  •
  persons that hold our common stock as part of a straddle, hedge, constructive sale or conversion transaction; and

  •
  persons that hold 10% or more of our common stock.

        This summary is based upon the code, applicable treasury regulations thereunder, published rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed.

        For purposes of this discussion, a United States holder is a beneficial owner of our common stock and who is:

  •
  an individual who is a citizen or resident of the United States for United States federal income tax purposes;

  •
  a corporation, or any entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  any estate that is subject to United States federal income tax regardless of its source; or

  •
  a trust if (i) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes.

        You are a non-United States holder if you are a beneficial owner of our common stock but do not meet the description of a United States holder.

        If a partnership holds our common stock, the tax treatment of a partner generally depends upon the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their own tax advisor.

        The following discussion is intended to provide only a summary of the material United States federal income tax consequences of the transactions. It does not address tax consequences that may vary with, or are contingent on, your individual circumstances. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the transactions, the special dividend and the exercise of conversion rights.

The Transactions

        We have not requested, and we do not intend to request, any ruling from the Internal Revenue Service, referred to herein as the "IRS", or an opinion of counsel as to the United States federal income tax consequences of the transactions and the Company is not qualified to provide an opinion of counsel. We believe that no gain or loss will be recognized by us or by the holders of our common stock as a result of the transactions if their conversion rights are not exercised. We also believe that no gain or loss will be recognized by us on the payment of the special dividend. There can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the transactions described in this discussion or that any such contrary position would not be sustained.

The Special Dividend—United States Holders

        Distributions on our common stock will constitute taxable dividends to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Thus, United States holders of our common stock may have taxable income as a result of the receipt of the special dividend if we have current or accumulated earnings and profits. An amount of the special dividend in excess of current or accumulated earnings and profits will be treated as a nontaxable return of tax basis, and any amount in excess of a United States holder's tax basis will be taxable as gain from the sale or exchange of shares. This gain will be long-term capital gain if the holding period for the applicable share of our common stock is more than one year. The current maximum U.S. federal income tax rate on long-term capital gains for individuals is 15%, and the current maximum U.S. federal income tax on certain qualified dividend income for individuals is generally 15%. United States holders should consult their tax advisors to determine the amount and character of the income recognized in connection with the special dividend.

The Special Dividend—Non-United States Holders

        The special dividend payable to non-United States holders will be subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if so provided in an applicable tax treaty to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. You will be required to file an IRS Form W-8BEN to claim tax treaty benefits. Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a United States holder on dividends paid that are effectively connected with your conduct of a trade or business in the United States and, if provided in an applicable income tax treaty, dividends paid that are attributable to a permanent establishment maintained by the non-United States holder in the United States. Effectively connected dividends received by a non-U.S. corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if so specified in an applicable tax treaty. A non-United States holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-United States holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

Exercise of Conversion Rights

        We also believe that a United States holder who exercises conversion rights and effects a termination of such stockholder's interest in us will be required to recognize gain or loss upon the exchange of our common stock for cash. Such gain or loss will be measured by the difference between the amount of cash received and the United States holder's tax basis in our common stock exchanged. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the share of our common stock is more than one year. There are limitations on the extent to which United States holders may deduct capital losses from ordinary income.

        If you are a non-United States holder, you generally will not be subject to United States federal income tax or withholding tax on gain realized from the exchange of our common stock unless the gain is effectively connected with your conduct of a trade or business in the United States or you are an individual who is present in the United States for 183 or more days during the taxable year in which the gain is realized or if certain other conditions exist.

        If a United States holder or non-United States holder receives cash in exchange for the United States holder's shares of our stock but constructively or otherwise continues to own our common stock after the conversion, all or a portion of the cash received may be taxed as a dividend as described above. Those holders should consult their tax advisors to determine the amount and character of the income recognized in connection with the transactions.

The Dissolution Proposal

        In the event that our shareholders approve the dissolution proposal and we have sufficient funds available, you will receive one or more liquidating cash distributions from us. We believe that we will be required to recognize gain or loss with respect to any assets (other than currency held in U.S. dollars) that we distribute in the liquidation.

        We also believe that a United States holder who receives a liquidating distribution will be required to recognize gain or loss upon the payment of such cash. Such gain or loss will be measured by the difference between the amount of cash received and the United States holder's tax basis in our common stock. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the share of our common stock is more than one year. There are limitations on the extent to which United States holders may deduct capital losses from ordinary income.

        If you are a non-United States holder, you generally will not be subject to United States federal income tax or withholding tax on gain realized from the liquidating distribution unless the gain is effectively connected with your conduct of a trade or business in the United States or you are an individual who is present in the United States for 183 or more days during the taxable year in which the gain is realized or if certain other conditions exist.

Information Reporting and Backup Withholding

        A United States holder of our common stock who receives the special dividend may be subject to information reporting. In addition, such holder may be subject to backup withholding currently of 28% on the proceeds from the special dividend unless such holder is an exempt recipient (such as a corporation) or provides to the paying agent such holder's correct taxpayer identification number and certifies that such holder is exempt from or otherwise is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding will be refunded (or allowed as a credit against the U.S. federal income tax liability of the United States Holder) provided that the required information is furnished to the IRS.

        U.S. information reporting on Form 1099 and backup withholding tax will not apply to dividends paid to a non-United States holder, provided the non-United States Holder certifies its status as such under penalties of perjury on an IRS Form W-8BEN or otherwise establishes an exemption. Distributions on our common stock to a non-United States holder will, however, be reported to the IRS and to such non-United States holder on Form 1042-S.

        Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" for U.S. federal income tax purposes, or (iv) is a foreign partnership that, at any time during its taxable year is 50 percent or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a United States trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-United States holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of common stock by a U.S. office of a broker will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

        United States holders and non-United States holders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury Regulations.

BACKGROUND OF THE BUSINESS COMBINATION

        The terms of the transaction agreement are the result of negotiations between our management and representatives and ED&F Man's representatives. The following is a brief discussion of the background of these negotiations, the business combination and related transactions.

        We are a blank check company organized under the laws of the State of Delaware on April 18, 2006. We were formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, an operating business in the agricultural industry .

        On May 30, 2007, we completed our initial public offering of 23 million units. Each unit consists of one share of our common stock and two warrants, each to purchase one share of our common stock at $5.00 per share. The public offering price of each unit was $6.00, and we generated gross proceeds of $138 million in our initial public offering (including proceeds from the exercise of the underwriters' over-allotment option). Of the gross proceeds: (i) approximately $133.2 million was deposited into the trust account, which amount included approximately $5.5 million of deferred underwriting fees; (ii) the underwriters received approximately $4.1 million as underwriting fees (excluding the deferred underwriting fees); and (iii) we retained $607,900 for offering expenses.

        Concurrently with the consummation of our initial public offering, we consummated a private placement of approximately 5.2 million founder warrants at a purchase price of $0.70 per warrant, to our sponsor, whose managing member is Shermen Capital Partners, LLC, an entity controlled by Francis P. Jenkins, Jr., our chairman and chief executive officer. We deposited the total proceeds from this private placement, approximately $3.7 million, into the trust account. Immediately following the sale of the founder warrants, our sponsor distributed them to its members.

        Under the terms of the investment management trust agreement, we are permitted to receive up to $1.5 million in interest income from the trust account to cover our operating expenses and to cover our expenses incurred in connection with a business combination. As of December 31, 2008, we have withdrawn $1,442,494 in interest income from the trust account.

        As disclosed in the prospectus for our initial public offering, prior to the consummation of our initial public offering, we did not have any specific merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination under consideration and we had neither identified nor been provided with the identity of any potential target businesses. Prior to the consummation of our initial public offering, neither we, nor any representative acting on our behalf, had any contacts or discussions, formal or otherwise, with any target business regarding a business combination or took any direct or indirect measures to locate or search for a target business.

        After completion of our initial public offering, we began contacting investment bankers, private equity firms and other business contacts to generate ideas about a suitable business combination. We did not contact ED&F Man or any of its affiliates. We also received unsolicited inquiries from several investment banking firms, private equity firms and other business intermediaries. We informed these contacts that we were seeking an operating business for our initial business combination. Criteria for suitability included our management's assessment of the competitive strengths and weaknesses of the potential business targets, the strength of the management team, and the quality of the assets to be acquired. As disclosed in the prospectus for our initial public offering, in evaluating a prospective target business, our management team considered one or more of the following factors:

  •
  financial condition and results of operations;

  •
  both long-term and short-term growth potential;

  •
  experience and skill of the target's management and availability of additional personnel;

  •
  earnings before interest, taxes, depreciation and amortization charges;

  •
  consistent operating margins;

  •
  nature of the customers and contracts;

  •
  stability and continuity in customer relationships;

  •
  capital requirements;

  •
  competitive position;

  •
  barriers to entry in the relevant agriculture industry sector;

  •
  degree of current or potential market acceptance of the services, processes or products;

  •
  proprietary features and degree of intellectual property or other protection of the services, processes or products;

  •
  regulatory environment of the relevant industry sector;

  •
  potential growth in government spending in the segment in which the target company operates;

  •
  stage of development of services, processes or products; and

  •
  costs associated with effecting the business combination.

        On a quarterly basis, our board of directors was updated on the status of the business combination search, both in general and as to any significant prospects.

        Our sourcing efforts resulted in a number of potential targets. These opportunities were evaluated based on our stated criteria. Many did not fit our criteria, while some were eliminated due to too small an enterprise value or indications that the sellers' valuation expectations were too high. The screening process was repeated multiple times, and we remained in continual dialogue with our sourcing network of investment and commercial bankers and other contacts.

        We declined to move forward on some opportunities because we did not believe the financial characteristics, industry profile and position, management teams, attainable valuations and/or deal structures were suitable. There were also companies that were not interested in pursuing a deal with us based on our publicly-traded status, capital structure or ability to close with sufficient certainty. Other companies decided to accept competitive bids from other acquirers or not to sell themselves.

        Non-disclosure agreements (and trust waivers) were signed with the potential targets and preliminary discussions were initiated with such potential targets. From this universe of potential targets, we decided to pursue twelve companies based on their willingness to pursue a deal with us at that time. With these twelve targets, we had substantive discussions, conducted extensive due diligence and engaged the potential seller in a negotiation process.

        The following table highlights the target businesses on which we advanced to the negotiation stage, but which were ultimately dismissed as a business combination candidate in favor of the business combination with Westway:

Target Company Business	Activity Period	Reason not Pursued
Generic Chemical Company	May 2007 to January 2008	Outbid
Grain Storage Company	August 2007 to May 2008	Seller decided not to sell
Fertilizer Producer	September 2007 to January 2008	Outbid
Agricultural Chemical Business	September 2007 to December 2008	Did not agree on valuation

Target Company Business	Activity Period	Reason not Pursued
Agricultural Chemical Company	October 2007	Industry weakness
Household Fertilizer and Pesticide business	December 2007 to January 2008	Did not agree on valuation
Seed Manufacturer	February 2008 to March 2008	Outbid
Retail Agricultural Company	March 2008 to April 2008	Lacked adequate financials
Generic Chemical Company	June 2008 to November 2008	Negotiations terminated upon our entering in the transaction agreement
Agricultural Retailer	April 2008 to November 2008	Negotiations terminated upon our entering in the transaction agreement

        In August 2007, Mr. Francis Jenkins, Jr. by chance encountered Perk Hixon of Lazard Frères & Co., which we refer to as "Lazard." Mr. Hixon and Mr. Francis Jenkins, Jr. had been colleagues at The First Boston Corporation. Mr. Francis Jenkins, Jr. mentioned his work with Shermen and its desire to find an acquisition target. After this initial conversation, Mr. Hixon indicated to Mr. Francis Jenkins, Jr. that Lazard's client, ED&F Man, was exploring various financing alternatives for certain businesses within the ED&F Man group, including, but not limited to, a potential business combination or refinancing involving its bulk liquid storage business. Lazard is engaged as ED&F Man's financial advisor in connection with such potential business combination and will be paid a fee upon consummation of the business combination. Westway expects to engage Lazard Capital Markets to act as capital markets advisor in connection with the business combination and, if engaged, Lazard Capital Markets will receive a fee from Westway upon consummation of the business combination. The relationship between Lazard and Lazard Capital Markets is governed by a business alliance agreement between their respective parent companies.

        Between August 2007 and December 2007, Mr. Francis Jenkins, Jr. and Mr. Hixon remained in contact regarding our possible interest in a business combination involving the bulk liquid storage business.

        In December 2007, our representatives met with representatives of ED&F Man in London to discuss a potential business transaction. These discussions, and the discussions and negotiations that followed among us, ED&F Man, Oppenheimer and Lazard were led by Mr. Francis Jenkins, Jr., Timothy Wilding of Oppenheimer, Philip A. Howell of ED&F Man and Mr. Hixon.

        On February 12, 2008, the parties executed a confidentiality agreement and Lazard, on behalf of ED&F Man, distributed a draft term sheet outlining an ED&F Man proposal for a transaction with Shermen. The draft term sheet contemplated that we would enter into a business combination with the bulk liquid storage business as well as some smaller ED&F Man assets for shares of our common stock and preferred stock at closing, with ED&F Man acquiring no more than 49.5% of our voting common stock. As provided in the transaction proposal, ED&F Man would be entitled to appoint three directors to our board of directors, subject to reduction based on its holdings of our common stock. The draft term sheet also contemplated a target annual dividend for our common stock of 3%. In addition, the draft term sheet stated that the preferred stock would have a liquidation preference of $5.00 per share, receive cumulative annual dividends, payable semi-annually, of 4.5% and veto rights generally consistent with those provided with respect to the Series A Preferred Stock in the proposed amended and restated certificate of incorporation. The preferred stock would be transferable to a third party following the second anniversary of the closing of the business combination.

        In the weeks following February 12, 2008, we and Oppenheimer, which we selected based upon its reputation and experience, expertise in the industry in which Westway operates and its past performance in agri-business transactions in which certain of our current executive officers and directors were involved, performed due diligence and reviewed financial models provided by Lazard. In connection with its retention of Oppenheimer, our board of directors considered the potential conflict of interest related to Oppenheimer's status as the successor to CIBC. Our board of directors determined that this potential conflict of interest would not negatively affect the financial advice of Oppenheimer. Our board of directors did not identify any other potential conflicts of interest related to Oppenheimer. We, Oppenheimer, ED&F Man and Lazard were in regular contact regarding the terms of the deal. During that period, ED&F Man proposed to include the liquid feed supplements business as part of the transaction, given the significant operating and strategic synergies between the two businesses.

        On April 8, 2008, our representatives and representatives of Oppenheimer, ED&F Man and Lazard met at Lazard's offices in New York to discuss the business plan for Westway and review the status of terms of the potential transaction that was under discussion, including the changes that had been discussed since the prior draft term sheet.

        On April 10, 2008, Lazard, on behalf of ED&F Man, distributed a revised draft term sheet reflecting changes to the terms of the proposed transaction which had been discussed by the parties. The term sheet provided for consideration consisting of our common stock, 15.2 million shares of our Series A Preferred Stock and $100 million of cash. The term sheet also contemplated a special dividend of $0.50 per share to our stockholders upon consummation of the transaction. The shares of preferred stock would not earn a dividend and would have a liquidation preference of $5.50 per share and the holders of the preferred stock would have protective voting rights. The shares of preferred stock would be convertible to common stock provided that ED&F Man did not own more than 49.5% of our outstanding common stock.

        In the weeks following April 2, 2008, we and Oppenheimer continued to perform due diligence and regular discussions regarding the transaction terms continued. In particular, we and Oppenheimer proposed that the number of shares of stock issued to ED&F Man be decreased or some of the shares be paid contingent on achievement of performance criteria. During this period, our business due diligence included:

  •
  site visits of terminal sites and feed manufacturing locations;

  •
  multiple meetings, calls and discussions with management regarding operations and projections;

  •
  review of documentation; and

  •
  review of precedent transactions and comparable companies.

        On May 12, 2008, our representatives and representatives of Lazard met and discussed revised terms of the business combination we proposed. The revised proposal provided for a smaller number of shares of Series A Preferred Stock and that a portion of the Series A Preferred Stock would be deferred and paid contingent upon the post-transaction company achieving specified performance criteria. In addition, we agreed with ED&F Man that half of our sponsor's shares would remain in escrow to be released upon achievement of such performance criteria. The proposal also contemplated our repurchase of $15 million of our warrants shortly following the closing of the business combination.

        Following May 12, 2008, the parties exchanged various proposals within the structure that had been discussed at the meeting on May 12, 2008. These proposals concerned changes to the amount and timing of the consideration. In addition, we and Oppenheimer continued to pursue our due diligence review of Westway as we also were considering other opportunities.

        Between June 27, 2008 and July 24, 2008, Dechert LLP, counsel to Shermen, which we refer to as "Dechert", and Dewey & LeBeouf LLP, counsel to ED&F Man, which we refer to as "Dewey",

exchanged drafts of an exclusivity agreement that would require that ED&F Man negotiate exclusively with us with respect to business combination involving Westway.

        On July 17, 2008, Lazard provided a revised term sheet which further provided that our sponsor would be required to exchange 1.0 million shares of its common stock for warrants to purchase 1.0 million shares of our common stock on the terms purchased in our initial public offering. In addition, the proposal provided that our stockholders receive a special dividend of $1.00 per share upon consummation of the transaction. The terms of the proposed Series A Preferred Stock were also revised to provide for a quarterly dividend of $0.0344 per share for seven years after closing.

        On July 22, 2008, Dechert, on our behalf, provided a revised term sheet to Lazard, which set forth the performance thresholds for the release of the deferred shares of Series A Preferred Stock and our sponsor's escrowed shares and that the liquidation preference on the Series A Preferred Stock being issued to ED&F Man would only be payable upon liquidation of the combined company.

        On July 23, 2008, Oppenheimer provided a detailed documentary due diligence request list to Lazard.

        On July 24, 2008, we and ED&F Man executed an exclusivity agreement, providing that, among other things, from such date through September 8, 2008, we would not directly or indirectly, solicit, initiate, knowingly facilitate or encourage, engage in discussions or negotiations with any other person, reach any agreement or understanding concerning, or furnish to any other person any information concerning a potential business combination with us and ED&F Man would not do any of the foregoing with respect to the businesses contemplated to be included in the transaction with us.

        During July 2008, Dechert, on our behalf, provided an initial draft of the transaction agreement and an initial draft of the post-closing amended and restated certificate of incorporation to Lazard, ED&F Man and Dewey.

        From August 1, 2008 through November 24, 2008, Dechert performed legal due diligence with respect to Westway.

        Beginning in August 2008, ED&F Man prepared carve-out financial statements for Westway's prior fiscal periods which were subsequently audited by Ernst & Young. Because of the complexity associated with the preparation of the carve-out financial statements and the audit process, the audited financial statements took a number of months to prepare and were not completed until shortly after the execution of the transaction agreement.

        During August and September 2008, the parties periodically exchanged drafts of and negotiated the terms of the transaction agreement and the proposed amended and restated certificate of incorporation, including, in particular, the valuation of the Series A Preferred Stock and the terms of the indemnification in the transaction agreement, and Dewey and Dechert provided and exchanged drafts of the exhibits to the transaction agreement.

        On September 8, 2008, Dewey, on behalf of ED&F Man, distributed drafts of a stockholder's agreement, providing, among other things, for information and veto rights of ED&F Man and a registration rights Agreement with respect to the shares of our common stock acquired by ED&F Man. Following September 8, 2008 and through November 25, 2008, we and ED&F Man negotiated these documents and drafts were exchanged by Dechert and Dewey.

        On September 12, 2008, we entered into an engagement letter with Oppenheimer with respect to the possible transaction, as the possibility of our proceeding with the transaction had increased at that time (prior to that time, Oppenheimer had been providing services to us, but not on the basis of an engagement letter).

        From October 8, 2008 through November 25, 2008, we and the other parties continued to negotiate the transaction agreement, the amended and restated certificate of incorporation and other ancillary documents. During this period, the parties agreed to increase the total number of shares of Series A Preferred Stock that could be payable to ED&F Man in connection with the business combination, but to decrease the number of shares of Series A Preferred Stock payable at closing and to increase the number of shares of Series A Preferred Stock payable to ED&F Man that would be deferred and released from escrow upon the achievement of specified performance thresholds. During this period, the parties also agreed to include a mechanism providing for an adjustment in respect of capital expenditures made prior to the closing of the business combination.

        On November 24, 2008, our board of directors met by teleconference to discuss the proposed business combination. Representatives of Dechert provided an overview of the terms of the transaction agreement and related documents. Representatives of Oppenheimer provided a financial presentation relating to the proposed business combination and rendered to our board of directors an oral opinion as to the fairness, from a financial point of view, to us of the consideration to be paid by us in the business combination and related transactions and that the fair market value of Westway, assuming the close of the proposed business combination and the related transactions, was equal to at least 80% of our net assets. The representatives of Dechert and Oppenheimer answered questions from members of our board of directors.

        On November 25, 2008, our board of directors reconvened to approve the proposed business combination. The representative of Dechert provided an update on the status of the transaction agreement and related agreements and an audit of Westway's financial statements for the previous three fiscal years. Our board of directors then approved the transaction agreement and related agreements by a unanimous vote, subject to negotiation of the final terms by management.

        On November 25, 2008, the parties executed the transaction agreement. On that date, Oppenheimer delivered a written fairness opinion, dated as of November 24, 2008.

        Prior to the opening of the U.S. financial markets on November 26, 2008 we issued a press release announcing the transaction.

        In March 2009, we and ED&F Man commenced discussions regarding a proposal that ED&F Man sponsor a trust which would purchase IPO shares in open market transactions for an aggregate purchase price of up to $30 million and, at the closing, such shares would be transferred to certain employees of ED&F Man in exchange for shares of ED&F Man Holdings Limited. Such employees would also receive the right to demand that we register the resale of such shares on the market. On April 16, 2009, we announced that ED&F Man had agreed to set up the trust and commence such purchases.

        In addition, in April 2009, ED&F Man proposed amendments to the transaction agreement and certain exhibits to the transaction agreement. These amendments primarily reflected certain changes necessary to permit the Jersey trustee, as trustee of the employee trust, to purchase shares of our common stock, that the participating employees would have rights to demand registration of the shares they would acquire and that ED&F Man would provide us with the revolving credit facility. We and ED&F Man also agreed on changes proposed by us and ED&F Man to our amended and restated certificate of incorporation which would be in effect after the closing to prevent a third party from controlling the election of all of the directors elected by the holders of our Class A Common Stock. The parties agreed that, in general, our directors elected by the holders of our Class A Common Stock would be divided into three classes, each with a three-year term and to certain other protective provisions described in the section entitled "Proposal No. 2. The Certificate of Amendment Proposal" beginning on page 65.

        On May 1, 2009, we entered into an amended and restated transaction agreement to reflect these changes and certain other matters.

FACTORS CONSIDERED IN APPROVING THE BUSINESS COMBINATION

Factors Considered by our Board of Directors

        After careful consideration of the terms and conditions of the transaction agreement and the consideration to be paid in the business combination, our board of directors unanimously approved the business combination and determined that the transaction agreement and the business combination, upon the terms and conditions set forth in the transaction agreement, are advisable and fair to, and in the best interests of, our company and its stockholders and that the fair market value of Westway is equal to at least 80% of our net assets. In reaching this decision, our board of directors reviewed a fairness opinion from Oppenheimer that, as of the date of the opinion, in its opinion and subject to the assumptions and conditions set forth therein, the consideration to be paid by us in the business combination was fair to us from a financial point of view and that the fair market value of Westway was at least equal to 80% of our net assets. Accordingly, our board of directors unanimously recommends that our stockholders vote "FOR" the approval of the transactions contemplated by the transaction agreement proposal, as well as for the other proposals submitted to our stockholders.

        Our board of directors considered a wide range of business, financial, and other factors and believes that the non-exhaustive list of factors below, which are all of the material factors considered by our board of directors, strongly supports its determination and recommendation to approve the transaction agreement proposal.

Business factors:

  Favorable factors:

  •
  Westway's significant capacity in its bulk liquid storage business and continued expansion.

        Westway's bulk liquid storage infrastructure includes a network of 24 terminal facilities, offering total storage capacity of approximately 284.0 million gallons, located at key port and terminal locations throughout the U.S., Western Europe and Asia. Westway has utilized acquisitions, new site openings and existing facility expansions to enhance its storage capacity and service offerings. Westway currently has several additional customer-driven growth initiatives in development that are expected to increase storage capacity to approximately 370.0 million gallons by 2011 (excluding the impact of potential acquisitions). We believe that, as a result of increasing demand for agricultural and industrial liquids, this additional capacity will be an additional source of significant revenues to us.

  •
  The ability of Westway's bulk liquid storage business to accommodate a variety of liquids and provide a broad range of storage-related services.

        Westway's facilities accommodate a wide variety of agricultural and industrial liquids, including molasses, liquid animal feed, caustics, vegetable oils, tallows, greases, liquid fertilizers, esters (e.g., bio-diesel), paraffin waxes, lubrication oils, chemicals and asphalts. Westway also offers a broad range of services relating to the receipt, storage, handling and distribution of bulk liquids, which are customized to meet specific customer requirements. Accordingly, we believe that we would be less subject to volatility with respect to demand for particular commodities.

  •
  Westway's customer base and its long-term contracts for liquid storage services.

        Given its comprehensive service offering and broad geographic reach, Westway has developed an attractive portfolio of blue-chip, global customers. Westway is focused on developing long-term, strategic relationships with its customers, many of whom have been doing business with Westway for more than ten years. In addition, at the closing, we are entering into a long-term strategic storage supply agreement with ED&F Man that assures demand for a significant portion of our bulk liquid storage capacity for at least the next five years.

  •
  The liquid feed supplements business' position as the largest liquid animal feed supplement manufacturer in North America and its supply capabilities.

        Westway's liquid feed supplements business is the largest liquid animal feed supplement manufacturer in North America. The business produces approximately 1.7 million tons of liquid feed supplements annually, which are sold directly to ranchers or feed manufacturers supplying the beef, dairy, horse, sheep and other livestock industries. We believe Westway is the only North American liquid feed supplement manufacturer with such extensive supply capabilities.

  •
  The opportunity to participate in the long-term trend to higher protein consumption.

        We believe that there has been a significant increase in protein consumption worldwide and that this trend will continue. We would expect that, as a result, there will be a continuing increase in the headcount of livestock raised for protein consumption. As Westway is a market leader in the marketing of liquid feed supplements, we have recognized what we believe is a significant opportunity in the liquid feed supplements business as headcounts increase.

  •
  Westway's proprietary manufacturing processes and research and development activities.

        Westway's proprietary manufacturing processes combine molasses and other base liquids with various nutrients to create a wide variety of liquid feed supplement products. Westway invests in research and development to ensure it maintains technological leadership in the liquid animal feed supplement marketplace. For example, Westway has been instrumental in the development and patenting of new suspension technology, treatment of viscous liquid by-products and new block processing technology.

  •
  The synergies between the bulk liquid storage and the liquid feed supplement business.

        The bulk liquid storage and liquid feed supplements businesses present a number of synergies that we believe have proven to be advantageous to Westway. For example, as the liquid feed supplements business relies significantly on the ability to store ingredients, Westway uses in its liquid feed supplements, particularly molasses, there is an opportunity to use Westway's storage facilities and other services to lower the cost to Westway of producing its liquid feed supplement products.

  •
  Westway's experienced management team.

        Peter Harding, who will serve as our chief executive officer, originally joined ED&F Man in 1995 and has more than 35 years of experience in the agricultural commodities industry, across a variety of sectors and management functions. Wayne Driggers, a 17-year veteran of ED&F Man, has 31 years of experience in the bulk liquid storage and transportation industries, currently manages the North American division of Westway's bulk liquid storage business and will assume responsibility for managing the global bulk liquid storage business. The liquid supplement business will continue to be managed by Bryan Shoemaker, a 19-year veteran of ED&F Man with 29 years of experience in the animal feed industry.

  Negative factors:

  •
  Competition from other businesses providing bulk liquid storage and liquid feed supplements.

        Westway faces competition from other bulk liquid storage facilities that may be able to supply significant customers with integrated liquid storage services on a more competitive basis. Westway competes with multi-national, national and regional liquid storage companies, of widely varying sizes, financial resources and experience. In addition, Westway competes with many manufacturers and distributors of liquid feed supplements. Our board considered the impact of competition on the Westway business.

  •
  Cyclicality in the agricultural commodities industry and dependence on commodity prices.

        Westway's bulk liquid storage and liquid feed supplements businesses are affected by variations in the supply of agricultural commodities and the supply and processing capacity for the liquid feed supplements that it sells and the raw materials that it uses. The prices of agricultural commodities and liquid feed supplements are influenced by market demand, factors affecting crop yields, farmer planting and husbandry decisions and general economic, market and regulatory factors. Our board considered the potential impact of cyclicality on the Westway businesses.

  •
  Westway's dependence on the ED&F Man group.

        Westway's liquid feed supplements business relies to a significant extent on ED&F Man as a supplier of the raw materials used as components of their products and we intend to continue sourcing a substantial proportion of these raw materials from them in the future. The ED&F Man group is also an important customer for Westway's bulk liquid storage business. Our board of directors considered the potential impact of the ED&F Man group's inability to provide us with the raw materials we need to manufacture liquid feed supplements and a decrease in the ED&F Man group's usage of our bulk liquid storage services. In addition, we are relying on ED&F Man to finance our capital expenditures and working capital through the revolving credit facility until we are able to refinance this indebtedness. Our board also recognized that adverse changes to the ED&F Man group's business could have a negative impact on us.

Financial factors:

  Favorable factors:

  •
  The financial analyses and presentation of Oppenheimer and its written fairness opinion to our board of directors.

        Oppenheimer's fairness opinion stated that, as of November 24, 2008, and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid by us in the business combination was fair, from a financial point of view, to us, and that the fair market value of Westway was equal to at least 80% of our net assets ($106.5 million as of November 10, 2008). We estimate that the total value of the consideration to be paid in connection with the business combination will be between $267.8 million and $342.2 million (assuming a value of $5.02 per share of common stock and $5.76 per share of preferred stock). The amount of the actual consideration to be paid will depend on (a) whether any of our stockholders elect to exercise their conversion rights, (b) the extent to which the combined company achieves the earnings or share price targets described elsewhere in this proxy statement and (c) pre-closing and post-closing adjustments relating to Westway's closing date net indebtedness and net working capital and to aggregate capital expenditures made by Westway prior to the closing.

  •
  The attractive purchase price compared to the public valuation of comparable companies in each of the businesses based on the EBITDA compared to transaction value.

        The transaction value of $268.0 million as of November 25, 2008, is approximately 5.9 times Adjusted EBITDA, which is defined below, of Westway for the twelve months ended July 31, 2008, which we refer to as "LTM Adjusted EBITDA," and, based on information provided by ED&F Man, is expected to be 5.8 times LTM Adjusted EBITDA for calendar year 2008. This transaction value compares favorably to the multiple for the public valuation of comparable companies of 6.6 times the median EBITDA for the last 12 months, which we refer to as "LTM EBITDA," as presented in Oppenheimer's analysis furnished to our board of directors on November 24, 2008.

  •
  The attractive purchase price relative to recent acquisition multiples in the industries in which Westway operates.

        The transaction value of $268.0 million compares favorably to the median multiple of 8.6 times LTM EBITDA for acquisitions in industries in which Westway operates, as presented in Oppenheimer's analysis furnished to our board of directors on November 24, 2008.

  •
  An estimate of the value of the combined company provided to us by Oppenheimer using a discounted cash flow model suggested that the purchase price was attractive.

        Oppenheimer performed a discounted cash flow analysis of the sum of Westway's unlevered (before financing costs) free cash flows over a forecast period and Westway's terminal or residual value at the end of the forecast period based on the projections provided by ED&F Man. In performing this analysis, Oppenheimer calculated a range of discount factors based on the Capital Asset Pricing Model using a weighted average cost of capital of 10.5%. Based on a range of EBITDA exit multiples reflecting the most representative range from the selected companies analysis and discount rates, Oppenheimer calculated enterprise values ranging from $285.4 million to $404.6 million, as compared to the consideration for our business combination of $268.0 million.

  •
  Significant opportunities for high-return internal investments with either free cash flow or future warrant proceeds.

        We will be looking to continue to expand Westway's bulk liquid storage infrastructure both in the United States and abroad by adding terminal capacity in Westway's current locations and establishing new facilities in strategically located ports and free cash flow or cash generated by exercise of our warrants can be used to accelerate this expansion.

  •
  We will use our best efforts to pay a $1.00 per share dividend upon the closing.

        We will use our best efforts, to the extent permitted by Delaware law and our amended and restated certificate of incorporation, to declare promptly after the closing a special dividend of $1.00 per share payable to each holder of record of our common stock as of the record date specified in that declaration, which will be no fewer than three nor more than five calendar days after the closing date; this dividend will not be payable with respect to IPO shares for which conversion rights have been exercised and has been waived by our sponsor with respect to shares it acquired prior to our initial public offering and by ED&F Man with respect to shares of our common stock and preferred stock it is receiving as part of the consideration in the business combination. We believe this makes the transaction even more valuable to our stockholders.

  Negative factors:

  •
  The impact of adverse conditions in the credit market on the ability to consummate the business combination and expand our storage capacity.

        The fact that adverse conditions in the credit markets could negatively affect our ability to consummate the business combination within the time period permitted by our certificate of incorporation due to the necessity of raising debt financing. Our board of directors considered that adverse credit market conditions could affect the terms of such indebtedness, including interest rates, and that higher debt service obligations could reduce our free cash flow and operational flexibility.

  •
  The higher end of the range in the selected company analysis was below the consideration to be paid assuming full payment of all contingent consideration in the business combination.

        The higher end of the range in the selected company analysis was $325.2 million and the consideration to be paid assuming full payment of all contingent consideration could be valued up to $342.2 million. Our board of directors considered this together with the fact that such consideration would be within the range provided for under the other two methodologies used by Oppenheimer and the other favorable financial factors discussed above.

Other factors:

  Favorable factors:

  •
  ED&F Man is not selling any shares as part of the transaction and may not do so for 18 months after the closing.

        ED&F Man has not requested to sell any shares as part of the business combination, although ED&F Man has registration rights as described below. It can only exercise these rights beginning 18 months after the closing. Our board of directors believes this reflects ED&F Man's commitment to the success of our business following the business combination.

  •
  A significant portion of ED&F Man's share consideration will be released from escrow only upon achievement of certain performance targets.

        Upon the consummation of the business combination, we will be delivering to an escrow agent for deposit into an escrow account established under an amended and restated escrow agreement approximately 12.2 million shares of our Series A Preferred Stock, issued to ED&F Man, as part of the consideration for the business combination. These shares will be released to ED&F Man only upon the achievement by the combined company of the earnings or share price targets described elsewhere in this proxy statement. We believe this provides an additional incentive to ED&F Man to align its interests with the interests of our other stockholders by seeking to improve our operating performance and increase our share price.

  •
  Our sponsor has agreed to keep 2.875 million shares of our common stock in escrow to be released only upon achievement of performance targets and to convert 1.0 million shares of our common stock into warrants to purchase 1.0 million shares of our common stock.

        Our sponsor has agreed that 2.875 million shares of our common stock that would otherwise have been released six months after the closing will remain in escrow to be released upon the achievement of the earnings or share price performance targets described elsewhere in this proxy statement. In addition, our sponsor has agreed to convert 1.0 million shares of our common stock into warrants to purchase 1.0 million shares of our common stock upon the release of such shares from escrow six months after the closing. Each of these limit the dilutive impact of the shares issued to ED&F Man on our current stockholders.

  •
  Strategic alliances with ED&F Man enhance the prospects of the combined business.

        Westway has strategic alliances with ED&F Man with respect to ED&F Man's use of Westway's bulk liquid storage services and ED&F Man serving as Westway's largest supplier in the liquid feed supplement business. We believe strategic alliance and corporate partnering capabilities are important competitive advantages. For example, we can use ED&F Man as a customer to expand our terminal services into areas where they are already active. Our board of directors believes that the capability to build and maintain corporate relationships like these represent a competitive strength.

OPINION OF OUR FINANCIAL ADVISOR

        We have engaged Oppenheimer as our financial advisor in connection with the business combination. In connection with this engagement, our board of directors requested that Oppenheimer evaluate whether (i) the consideration to be paid by us was fair, from a financial point of view, to us, and (ii) the fair market value of Westway was equal to at least 80% of our net assets. On November 24, 2008, Oppenheimer delivered a written opinion, dated November 24, 2008, to our board of directors to the effect that, as of the date of the opinion and based upon and subject to the factors, limitations and assumptions described in the opinion, (i) the consideration to be paid by us was fair, from a financial point of view, to our stockholders, and (ii) the fair market value of Westway was equal to at least 80% of our net assets. As part of its engagement, we did not impose any limitations on Oppenheimer or otherwise restrict the scope of its analysis or opinion.

        The full text of Oppenheimer's written opinion, dated November 24, 2008, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this proxy statement as Annex C. Oppenheimer's opinion was provided to our board of directors in connection with its evaluation of (i) the fairness, from a financial point of view, of the consideration to be paid by us, and (ii) the fair market value of Westway, and does not address any other aspect of the business combination. Oppenheimer's opinion does not address our underlying business or financial decision to pursue the business combination or the relative merits of the business combination as compared to any alternative business or financial strategies that might exist for us (including, without limitation, our seeking to consummate any other potential acquisition transaction), and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the business combination, including the relative merits of the business combination as compared to the rights that holders of our common stock who vote against the business combination have to convert their shares into the right to receive a pro rata portion of the funds held in the trust account. The summary of Oppenheimer's opinion described below is qualified in its entirety by reference to the full text of its opinion.

        In arriving at its opinion, Oppenheimer:

  •
  reviewed a draft, dated November 21, 2008, of (i) the transaction agreement, (ii) the stock escrow agreement, (iii) the stock exchange agreement and (iv) the proposed amended and restated certificate of incorporation;

  •
  reviewed our audited financial statements for fiscal years ended December 31, 2006 and December 31, 2007 and our unaudited financial statements for the nine months ended September 30, 2008;

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  reviewed draft audited financial statements, which we refer to as the "draft financial statements," of Westway for the years ended October 31, 2005, October 31, 2006 and October 31, 2007 and for the nine months ended July 31, 2008;

  •
  reviewed financial forecasts and estimates relating to Westway for the fiscal years ending October 31, 2009, October 31, 2010 and October 31, 2011 prepared by the management of ED&F Man and Westway and for the fiscal years ending October 31, 2012 and October 31, 2013 prepared by us;

  •
  held discussions with the senior managements of us and ED&F Man and Westway with respect to the businesses and prospects of us and Westway;

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  reviewed and analyzed publicly available financial data for companies that Oppenheimer deemed relevant in evaluating us and Westway;

  •
  reviewed and analyzed publicly available information for transactions that Oppenheimer deemed relevant in evaluating the business combination;

  •
  reviewed other public information concerning us; and

  •
  performed such other analyses, reviewed such other information and considered such other factors as Oppenheimer deemed appropriate.

        In connection with the delivery of its opinion, Oppenheimer also considered the following factors: (i) we will pay a dividend of $1.00 per share to holders of our common stock (other than ED&F Man and our sponsor, one of our initial stockholders) shortly following the closing, (ii) our sponsor has agreed, pursuant to the stock exchange agreement, to exchange 1.1 million shares of our common stock for 60,000 shares of our Series A Preferred Stock, 40,000 shares of our common stock and 1 million warrants to purchase shares of our common stock at an exercise price of $5.00 per share, and (iii) our sponsor, pursuant to the stock escrow agreement, has agreed to hold all of its shares of our common stock in escrow until six months following the closing of the business combination, with approximately 2.9 million shares of our common stock remaining in escrow after such six month period and released only upon the achievement of earnings or performance thresholds.

        In rendering its opinion, Oppenheimer relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with Oppenheimer by us, ED&F Man and Westway and their respective employees, representatives and affiliates, or otherwise reviewed by Oppenheimer. With respect to the financial forecasts and estimates relating to Westway utilized in Oppenheimer's analyses, Oppenheimer was advised and, at the direction of the managements of Shermen, ED&F Man and Westway and with our consent, assumed, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of Shermen, ED&F Man and Westway, as the case may be, as to the future financial condition and operating results of Westway and that the financial results reflected in such forecasts and estimates would be achieved at the times and in the amounts projected. Oppenheimer relied, at our direction, without independent verification or investigation, on the assessments of our management as to (i) the existing and future products, technology and intellectual property of us and Westway and the risks associated with such products, technology and intellectual property, and (ii) our ability to integrate the businesses of Shermen and Westway and to retain key customers and suppliers of Westway. Oppenheimer also assumed, with our consent, that the business combination will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third-party approvals, consents and releases with respect to the business combination, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on us, Westway or the business combination (including the contemplated benefits to us of the business combination). Oppenheimer also assumed, with our consent, (a) that the purchase price (as defined in the transaction agreement) will not be adjusted in any manner, including pursuant to Sections 2.9, 2.10 and 3.2 of the transaction agreement, and (b) that the final audited financial statements of Westway for the years ended October 31, 2005, October 31, 2006 and October 31, 2007 and the nine months ended July 31, 2008 will not differ in more than an insignificant manner from the draft financial statements. In addition, our representatives advised Oppenheimer, and Oppenheimer therefore assumed, that (a) the final terms of the transaction agreement, stock escrow agreement, stock exchange agreement and the proposed amended and restated certificate of incorporation will not vary materially from those set forth in the drafts reviewed by Oppenheimer, and (b) the final terms of the "parent credit facility" (as defined in the transaction agreement) will be substantially similar to those discussed with Oppenheimer on or prior to the date of its opinion. Oppenheimer neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of us or Westway.

        Oppenheimer's opinion relates to the relative values of Shermen and Westway. Oppenheimer did not express any opinion as to the underlying valuation (including the amount or type of consideration payable in the business combination), future performance or long-term viability of us or Westway. Oppenheimer expressed no view as to, and its opinion did not address, the price or range of prices at which our common stock or warrants may trade or the trading volumes for such securities subsequent to the announcement or consummation of the business combination. Oppenheimer expressed no view as to, and its opinion did not address, any terms or other aspects or implications of the business combination (other than the purchase price (as defined in the opinion) to the extent expressly specified therein) or any related transaction or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the business combination or otherwise, including, without limitation, the form or structure of the business combination. Oppenheimer's opinion did not address (i) our underlying business or financial decision to pursue the business combination, (ii) the relative merits of the business combination as compared to any alternative business or financial strategies that might exist for us (including, without limitation, seeking to consummate any other potential acquisition transaction), (iii) the relative merits of the business combination as compared to the right that holders of our common stock who vote against the business combination have to convert their common stock into the right to receive a pro rata portion of the trust account pursuant to our certificate of incorporation, (iv) the relative merits of the business combination as compared to a liquidation of Shermen pursuant to our certificate of incorporation, (v) the fairness, from a financial point of view, of the purchase price (as defined in the opinion) to the holders of our common stock or warrants (or both), (vi) any financial, capital markets-related or other effects, direct or indirect, of the business combination (in light of our corporate structure and organic corporate documents, including without limitation, our certificate of incorporation) on our public stockholders relative to our initial stockholders, (vii) the financing of the business combination by us or the use of any cash on hand by us to fund any potential payments to holders of our common stock who exercise their conversion rights as described above, (viii) the effects of any other transaction in which we might engage or (ix) the underlying valuation, future performance or long-term viability of us or Westway or the actual value of our common stock or preferred stock when issued. Oppenheimer's opinion was necessarily based on the information available to it and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by Oppenheimer on the date of its opinion. The credit, financial and stock markets were experiencing unusual volatility as of the date of Oppenheimer's opinion and Oppenheimer expressed no opinion or view as to the potential effects, if any, of such volatility on us, Westway or the business combination. Although subsequent developments may affect its opinion, Oppenheimer does not have any obligation to update, revise or reaffirm its opinion. We imposed no instructions or limitations on Oppenheimer with respect to the investigations made or the procedures followed by it in rendering its opinion.

        This summary is not a complete description of Oppenheimer's opinion or the financial analyses performed and factors considered by Oppenheimer in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Oppenheimer arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Oppenheimer believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Oppenheimer's analyses and opinion.

        In performing its analyses, Oppenheimer considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion,

many of which are beyond the control of us, ED&F Man or Westway. No company or transaction used in the analyses is identical to us, Westway or the business combination, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed.

        The forecasts and estimates contained in Oppenheimer's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the forecasts and estimates used in, and the results derived from, Oppenheimer's analyses are inherently subject to substantial uncertainty.

        The type and amount of consideration payable in the business combination were determined through negotiation between us and ED&F Man, and the decision to enter into the transaction was solely that of our board of directors. Oppenheimer's opinion and financial analyses were only one of many factors considered by our board of directors in its evaluation of the business combination and should not be viewed as determinative of the views of our board of directors or management with respect to the business combination.

        The following is a summary of the material financial analyses performed in connection with Oppenheimer's opinion, dated November 24, 2008, to our board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand Oppenheimer's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Oppenheimer's financial analyses. In performing the financial analyses summarized below, Oppenheimer utilized estimated financial data of Westway and Shermen based on internal estimates of ED&F Man's and Westway's management and our management, respectively.

Selected Companies Analysis

        Oppenheimer reviewed financial and stock market information of us and the following 11 selected publicly held companies in the bulk liquid storage or liquid feed supplements industries. Oppenheimer selected such companies because they operate in the industries in which Westway operates:

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  Archer-Daniels-Midland Co.

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  Fort Chicago Energy Partners LP

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  Inter Pipeline Fund

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  Kinder Morgan Energy Partners LP

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  Nutreco Holding NV

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  Odfjell SE

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  Rubis SA

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  Stolt-Nielsen S.A.

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  Transmontaigne Partners

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  Vopak

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  World Point Terminals Inc.

        Oppenheimer reviewed, among other things, firm values of the selected companies, calculated as market value based on closing share prices on November 21, 2008 (on a fully diluted basis including common shares outstanding, options, warrants and in-the-money convertibles), plus net debt, as a multiple of latest 12 months earnings before interest, taxes, deprecation and amortization, which we refer to in this section as "EBITDA", and, to the extent publicly available, calendar year 2008 estimated EBITDA. Financial data of the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available data. This information is set forth below:

	Firm Value/EBITDA
Company	LTM		CY 2008E
Archer-Daniels-Midland Co.	4.6	x	5.3	x
Fort Chicago Energy Partners LP	7.3	x	7.0	x
Inter Pipeline Fund	10.1	x	10.6	x
Kinder Morgan Energy Partners LP	8.2	x	8.3	x
Nutreco Holding NV	5.8	x	5.1	x
Odfjell SE	6.7	x	6.2	x
Rubis SA	6.9	x	6.2	x
Stolt-Nielsen S.A.	4.7	x	4.0	x
Transmontaigne Partners	5.2	x	5.1	x
Vopak	4.7	x	4.5	x
World Point Terminals Inc.	6.6	x	NA
Median	6.6	x	5.7	x

        Oppenheimer then calculated the median of such multiples and used such median to calculate a range of implied firm values by multiplying the high and low values in the range by Westway's latest 12 months EBITDA and calendar year 2008 estimated EBITDA. The resulting ranges of implied firm values are set forth in the table below:

Financial Metric	Median	Multiple Range(1)	Company Metric (in millions)	Firm Value (in millions)
LTM EBITDA (7/31/2008)(2)	6.6x	5.6x–7.6x	$45.2	$254.1–$343.8
CY 2008E EBITDA(3)	5.7x	4.9x–6.6x	$46.5	$226.6–$306.6

(1)
Based on plus and minus 15.0% of the median multiples.

(2)
Adjusted to include $1 million in incremental standalone costs, $0.9 million add back for San Pedro facility closure and $0.6 million foreign exchange gain adjustment.

(3)
CY 2008 EBITDA calculated as (10/12) of FY 2008E EBITDA and (2/12) of FY 2009E EBITDA.

        The implied reference range of these transactions is a firm value of between $240.4 million and $325.2 million. Oppenheimer then compared the implied firm values against the consideration to be paid by us, and noted that the lower end of the range was below the consideration to be paid, and that the higher end of the range was below the consideration to be paid assuming full payment of all contingent consideration in the business combination.

Selected Precedent Transactions Analyses

        Oppenheimer reviewed certain publicly available information for selected transactions involving companies in the bulk liquid storage or liquid feed supplements industries. Oppenheimer selected these transactions because Westway operates primarily in those industries.

        Oppenheimer reviewed the transaction values of the following 26 selected transactions involving bulk liquid storage or liquid feed supplements companies announced from February 28, 2000 through September 24, 2008, which we refer to as the "selected transactions":

Announcement Date	Target	Acquiror	FV $US	FV / LTM EBITDA
9/24/2008	Ridley Inc.	Fairfax Financial Holdings Ltd.	118.6	3.9	x
8/4/2008	Asciano Group	TPG; Global Infrastructure Partners	7,047.8	11.2	x
6/6/2008	União Terminais e Armazéns Gerias Ltda.	Ultracargo Operacoes Logisticas e Participacoes Ltda.	313.4	NA
4/18/2007	LBC S.A.	Challenger Infrastructure Fund	915.5	NA
4/03/2007	Buckeye GP Holdings, L.P.	Kelso & Company; Lehman Brothers; ArcLight Capital	2,447.7	11.4	x
1/31/2007	Provimi-Rolimpex S.A.	Provimi Holding BV	961.9	NA
1/30/2007	Provimi SA	Permira Advisors Ltd.	1,591.1	8.2	x
8/29/2006	Sloten Group B.V.	Trouw Nutrition International B.V.	20.2	NA
6/30/2006	Unifeed Hi-Pro, Inc	Agricore United	47.6	NA
5/28/2006	Knight Inc.	Goldman Sachs; The Carlyle Group; Riverstone; AIG	28,736.7	14.7	x
4/25/2006	IMTT Holdings, Inc.	Macquarie Infrastructure Company LLC	814.0	11.0	x
12/20/2005	Rubis SA, Italian LPG Business	Aries Energy Corporation; FVH SpA	86.0	8.6	x
12/14/2005	Tanklager-Gesellschaft Hoyer mbH	Inter Pipeline Fund	32.5	NA
9/29/2005	Simon Storage Ltd.	Inter Pipeline Fund	211.3	8.6	x
7/19/2005	W&J Pye Limited	Carrs Billington Agriculture (Operations) Ltd.	18.0	NA
7/7/2005	Radcliff-Economy Marine Services Inc.	TransMontaigne Inc.	53.4	8.8	x
10/31/2004	Kaneb Pipe Line Partners LP	Valero LP	2,332.4	12.5	x
10/31/2004	Kaneb Services LLC	Valero LP	1,513.2	8.4	x
10/07/2004	Kinder Morgan River Terminals LLC	Kinder Morgan Energy Partners LP	89.6	NA
3/25/2004	LBC S.A.	One Equity Partners	295.8	NA
12/18/2002	Simon Storage Ltd.	Patron Capital Limited	92.4	NA
7/14/2001	Purina Mills, LLC	Land O Lakes Inc.	433.8	5.4	x
6/6/2001	Consolidated Nutrition L.C.	Archer-Daniels-Midland Co.	NA	NA
12/04/2000	Delta Terminal Services, Inc.	Kinder Morgan Energy Partners LP	128.1	NA
12/04/2000	Agribrands International	Cargill, Inc.	433.8	5.3	x
2/28/2000	Wayne Feeds	Ridley Inc.	37.0	NA

        Oppenheimer reviewed transaction values in the selected transactions, calculated as the firm value implied for the target company based on the consideration payable in the selected transaction (on a fully diluted basis including common shares outstanding, options, warrants and in-the-money convertibles), plus net debt, as a multiple, to the extent publicly available, of latest 12 months EBITDA. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Oppenheimer then calculated the median of such multiples and used such median to calculate a range of implied firm values by multiplying the high and low values in the range by Westway's latest 12 months EBITDA. The resulting ranges of implied firm values are set forth in the table below:

Financial Metric	Median	Multiple Range(1)	Company Metric (in millions)	Firm Value (in millions)
LTM EBITDA (7/31/2008)(2)	8.6x	7.3x–9.9x	$45.2	$330.2–$446.8

(1)
Based on plus and minus 15.0% of the median multiple.

(2)
Adjusted to include $1 million in incremental standalone costs, $0.9 million add back for San Pedro facility closure and $0.6 million foreign exchange gain adjustment.

        Oppenheimer then compared the implied firm values against the consideration to be paid by us.

Discounted Cash Flow Analysis

        Discounted Cash Flow Analysis values a company as the sum of its unlevered (before financing costs) free cash flows over a forecast period and the company's terminal or residual value at the end of the forecast period. Oppenheimer examined the value of Westway based on projected free cash flow estimates generated utilizing financial projections from November 1, 2008 to October 31, 2013 that were prepared and furnished to Oppenheimer by ED&F Man, Westway and our management. Oppenheimer used the EBITDA Exit Multiple Method to determine a range of terminal values at October 31, 2013.

        For the EBITDA Exit Multiple Method, Oppenheimer ascribed EBITDA multiples, which ranged from 6.0x to 8.0x, to the projected EBITDA for the fiscal year ending October 31, 2013. Oppenheimer calculated a range of discount factors of 9.5% to 11.5% based on the Capital Asset Pricing Model using a weighted average cost of capital of 10.5%. Based on a range of EBITDA exit multiples reflecting the most representative range from the selected companies analysis (6.0x to 8.0x) and discount rates (9.5% to 11.5%), Oppenheimer calculated enterprise values ranging from $285.4 million to $404.6 million. Oppenheimer then compared the implied enterprise value against the consideration to be paid by us.

	6.0x EBITDA			7.0x EBITDA			8.0x EBITDA
	9.5%	10.5%	11.5%	9.5%	10.5%	11.5%	9.5%	10.5%	11.5%
	(in millions)
Discounted Free Cash Flows 2009-2013	$42.3	$39.7	$37.2	$42.3	$39.7	$37.2	$42.3	$39.7	$37.2
Discounted Terminal Value	271.7	259.6	248.2	317.0	302.9	289.6	362.3	346.2	330.9

Enterprise Value	$314.0	$299.3	$285.4	$359.3	$342.6	$326.8	$404.6	$385.9	$368.2

        Although Discounted Cash Flow Analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including EBITDA multiples and discount rates. The valuation derived from the Discounted Cash Flow Analysis is not necessarily indicative of Westway's present or future value or results. Mathematical analysis of discounted cash flows (including the EBITDA Exit Multiple Method) in isolation from other analyses is not an effective method of evaluating transactions.

80% of Net Assets Test

        Oppenheimer calculated that the fair market value of Westway, assuming the closing of the business combination, was equal to at least 80% of our net assets as outlined below (in millions):

Total Assets—As of November 10, 2008	$138.6
Less: Deferred Fees	5.5

Net Asset Value	$133.1
80% Test Requirement	80%
80% of Trust Account Assets	$106.5

        Oppenheimer calculated that the fair market value of Westway was between $116.1 million and $210.0 million. All such amounts were in excess of $106.5 million.

Miscellaneous

        We have agreed to pay Oppenheimer for its financial advisory services in connection with the business combination a customary fee of $2.5 million, of which $500,000 was payable upon delivery of Oppenheimer's opinion and the balance of which is contingent upon consummation of the business combination. Shermen also has agreed to reimburse Oppenheimer for its reasonable expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Oppenheimer and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement. CIBC served as an underwriter in our initial public offering. Since the initial public offering, and as publicly announced on November 4, 2007, Oppenheimer acquired certain of the assets of CIBC including certain of CIBC's investment banking and corporate finance operations in the United States, the United Kingdom, Israel and Hong Kong and, as a result, Oppenheimer is now entitled (i) to receive certain deferred cash compensation and (ii) to purchase 350,000 shares of our common stock and 700,000 of our warrants, in each case upon consummation of certain transactions involving us, including the business combination. In connection with the initial public offering, CIBC received cash compensation in the form of an indemnity commission of $1.9 million, and, following its acquisition of certain assets of CIBC, Oppenheimer is entitled to receive deferred compensation of $2.5 million along with the option to purchase the aforementioned shares and warrants. Beyond these items, there is no additional discount or other consideration to which Oppenheimer is entitled. Oppenheimer and its affiliates have performed certain discrete investment banking and financial services for one of our affiliates, and expect to perform investment banking and financial services in the future, for which they expect to receive customary fees. In the ordinary course of business, Oppenheimer and its affiliates may actively trade our securities for Oppenheimer's and its affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
        Based upon the express limitations contained in Oppenheimer's opinion, Oppenheimer believes that no person other than Shermen and its board of directors may rely upon or otherwise use the opinion for any purpose. Oppenheimer would intend to assert the substance of the noted limitations on use against any stockholder of Shermen or any other person seeking to or otherwise claiming a right to rely upon or otherwise use the opinion. Oppenheimer is not aware of any controlling court decision addressing the validity of such a claim. It is possible that stockholders could seek to assert a claim that they may rely upon or otherwise use the opinion, which Oppenheimer would intend to oppose. The validity of any such claim, if asserted, could only be finally determined by a court of competent jurisdiction. Oppenheimer believes that, the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board of directors or Oppenheimer under the federal securities laws.

        The issuance of Oppenheimer's opinion was approved by an authorized committee of Oppenheimer. We selected Oppenheimer as our financial advisor based on Oppenheimer's reputation and experience, expertise in the industry in which Westway operates and its past performance in agri-business transactions in which certain of our current executive officers and directors were involved. Oppenheimer is an internationally recognized investment banking firm and, as a part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

PROJECTED FINANCIAL INFORMATION

        We do not as a matter of course make public projections as to future earnings or other results. However, the financial projections set forth below are based upon projections prepared for internal use by ED&F Man and were provided to us in connection with our due diligence investigation and to Oppenheimer in connection with its due diligence investigation, its financial analyses, its advice to our board of directors and the preparation of its fairness opinion. Our management did not participate in preparing, and does not express any view on, the data underlying such projections. The financial projections are not included in this document in order to induce any of our stockholders to vote in favor of the transaction agreement proposal or to impact any investment decision with respect to our common stock. This information was prepared solely for internal planning purposes, and is based solely upon estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as other factors and matters specific to Westway's business, many of which are beyond ED&F Man's control. The information was not prepared with a view toward public disclosure or compliance with U.S. GAAP or with published guidelines of the SEC regarding forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections.

        Financial projections are inherently unreliable. While presented with numerical specificity, the projections reflect numerous estimates and assumptions. There is no assurance that the estimates and assumptions made will be correct and/or accurate. Any inaccuracies in such estimates and assumptions or any circumstances or events occurring after the date they were prepared could result in the financial projections being materially different from actual performance or results of operations for any period. The inclusion of the projected financial information below should not be regarded as an indication that ED&F's management, our management, ED&F Man's board of directors, our board of directors, Lazard or Oppenheimer, considered, or now considers, it to be predictive of actual future results. None of ED&F Man, us, ED&F Man's auditors, our auditors, Lazard, Oppenheimer or any of their respective counsel or other advisors assumes any responsibility if future results differ from these projections or undertakes any obligation to update, or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the estimates and assumptions on which management relied are shown to be in error. Stockholders are cautioned and urged to understand that the statements in the "Special Note Regarding Forward Looking Statements" section beginning on page 53 of this document apply particularly to these financial projections.

	Year Ended October 31,
	2009	2010	2011	2012	2013
	(in millions) (projected)
EBITDA	$45.3	$55.9	$67.1	$69.2	$71.3
Capital Expenditures	83.1	29.8	28.4	8.1	8.4

 REGULATORY MATTERS

        Consummation of the business combination and the transactions contemplated by the transaction agreement require that we and ED&F Man submit filings under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, which we refer to as the "HSR Act," and the expiration of the required waiting period thereunder. We and ED&F Man submitted the required filings and were granted early termination of the required waiting period in April 2009.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTIONS

        After the closing, the transfer of shares of our common stock and Series A Preferred Stock will be subject to restrictions imposed by the federal securities laws, our amended and restated certificate of incorporation and agreements between us, ED&F Man and our sponsor. These restrictions include the following:

  •
  The shares of our common stock and Series A Preferred Stock to be issued to ED&F Man and its affiliates in connection with the business combination and shares held by our sponsors if received by the participating employees from the Jersey trustee, as trustee of the employee trust, will constitute "restricted stock" that cannot be resold in the public market unless these shares are registered with the SEC or are sold under an exemption from the SEC's registration requirements. ED&F Man will, however, have rights under the registration rights agreement to be entered into at the closing between ED&F Man and us to require us to register its shares for sale to the public, but only after the date that is 18 months after the closing date. In addition, the participating employees will have rights under the registration rights agreement to requires us to register their shares for sale to the public pursuant to a registration statement on Form S-3 once we have met the requirements of Form S-3. Furthermore, if we receive a request from ED&F Man requiring us to register its shares for sale to the public after the date that is 18 months after the closing date, we will extend the availability of that registration to the participating employees' shares at their request. A summary of the registration rights agreement is set forth below in the section entitled "Other Agreements and Documents—Registration Rights Agreement," beginning on page 224 of this proxy statement.

  •
  Our proposed amended and restated certificate of incorporation provides that ownership of shares of our Series A Preferred Stock may not be transferred by their holder prior to the date that is 18 months after the closing date, except by operation of law.

        The shares of our common stock and Series A Preferred Stock held in escrow under the stock escrow agreement may not be transferred unless they are released from escrow. These shares will not be released from escrow unless the combined company achieves the earnings or share price targets specified in the stock escrow agreement and described elsewhere in this proxy statement. The stock escrow agreement, the earnings or share price targets and the conditions under which escrowed shares may be released from escrow are summarized in the section entitled "Other Agreements and Documents—Stock Escrow Agreement," beginning at page 220 of this proxy statement.

        The sections below entitled "The Transaction Agreement" and "Other Agreements and Documents" describe selected portions of the transaction agreement and related agreements and documents. While we believe that these descriptions cover the material terms of the transaction agreement and the related agreements and documents, these summaries may not contain all of the information that is important to you. You should refer to the full text of the transaction agreement and other related agreements and documents for details of the terms and conditions thereof and the proposed transactions.

        The transaction agreement and related agreements and documents have been described in this proxy statement to provide you with information regarding their terms. They are not intended to provide any factual, business or operational information about us, ED&F Man or our or their respective subsidiaries. Such information can be found elsewhere in this proxy statement and in the other public filings we make with the SEC, which are available without charge at www.sec.gov.

 THE TRANSACTION AGREEMENT

        The transaction agreement is attached to this proxy statement as Annex A and is incorporated by reference into this proxy statement. This summary is subject and qualified in its entirety by reference to the transaction agreement. We urge you to read this entire proxy statement carefully, including the annexes and the other documents to which we have referred you.

        The transaction agreement contains representations and warranties that we, ED&F Man and our respective subsidiaries have made to each other. These representations and warranties were made as of specific dates and are subject to qualifications and limitations agreed to by the parties in negotiating the terms of the transaction agreement. These representations and warranties are subject to contractual standards of materiality that may be different from those generally applicable to disclosures made to stockholders and in some cases these representations and warranties may have been made solely for the purpose of allocating risk between ED&F Man and its subsidiaries, on the one hand, and Shermen and its subsidiaries, on the other hand, and to provide contractual rights and remedies to the parties rather than to establish matters of fact. Investors and security holders are not third-party beneficiaries under the transaction agreement and should not rely on the representations and warranties as characterizations of the actual state of facts or conditions of Shermen or ED&F Man or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the transaction agreement, which subsequent information may or may not be fully reflected in our public disclosures.

General; Structure of the Transaction

        In this section we refer to:

  •
  ED&F Man and Westway Holdings Corporation collectively as the "ED&F Man parties";

  •
  Shermen, Terminal Merger Sub and Feed Merger Sub collectively as the "Shermen parties"; and

  •
  the surviving entities in the mergers of Westway Feed Products, Inc. into Feed Merger Sub and Westway Terminal Company Inc. into Terminal Merger Sub collectively as the "surviving limited liability companies."

        On May 1, 2009, we entered into an amended and restated transaction agreement (amending and restating the transaction agreement we entered into on November 25, 2008) with Terminal Merger Sub, our wholly-owned subsidiary, Feed Merger Sub, our wholly-owned subsidiary, ED&F Man, Westway Holdings Corporation, an indirect wholly-owned subsidiary of ED&F Man, which we refer to as "ED&F Sub," Westway Terminal Company Inc., an indirect wholly-owned subsidiary of ED&F Man, and Westway Feed Products, Inc., an indirect wholly-owned subsidiary of ED&F Man, pursuant to which we have agreed to acquire from ED&F Man the bulk liquid storage and liquid feed supplements businesses that ED&F Man conducts through certain of its subsidiaries. We refer to these businesses collectively as, "Westway" or the "Westway business."

        At the closing:

  •
  Westway Terminal Company Inc. will be merged with and into Terminal Merger Sub, with Terminal Merger Sub continuing as the surviving entity in the merger and as our wholly-owned subsidiary, and Westway Feed Products, Inc. will be merged with and into Feed Merger Sub, with Feed Merger Sub continuing as the surviving entity in the merger and as our wholly-owned subsidiary; and

  •
  ED&F Man will sell or cause its affiliates to sell to us all of the outstanding equity securities of the other subsidiaries of ED&F Man that engage in the bulk liquid storage or liquid feed supplements businesses, which we refer to collectively as the "purchased companies."

        Upon the consummation of these mergers and acquisitions, all of the subsidiaries of ED&F Man that currently engage in the Westway business (which we refer to collectively as the "transferred companies") will become our wholly-owned subsidiaries, and ED&F Man will become our largest stockholder.

        The ED&F Man parties have adopted the transaction agreement and approved the transactions contemplated thereby. No further action is required to be taken by the ED&F Man parties to approve the business combination.

Closing of the Transaction

        The closing will take place upon the second business day following the satisfaction or waiver of the conditions described below under "The Transaction Agreement—Principal Conditions to Completion of the Transaction," unless we and ED&F Man agree in writing to another date or time. The business combination is expected to be consummated promptly after the annual meeting of our stockholders described in this proxy statement.

Transaction Consideration

        As consideration for the business combination, ED&F Man and its affiliates will receive at the closing cash and securities valued at approximately $267.8 million, based on the $138.4 million in our trust account as of November 25, 2008, the date of the original transaction agreement, ($5.02 per share of common stock, based on a trust value of $6.02 per IPO share (as of that date), less a special dividend of $1.00 per share to be paid to holders of the IPO shares described elsewhere in this proxy statement). Specifically, as consideration for the acquisition, we will:

  •
  pay to ED&F Man approximately $103.0 million in cash (which amount may, upon the joint election of the parties, include a short term promissory note in an aggregate principal amount of up to $3.0 million that may be used in lieu of cash as consideration in respect of ED&F Man Korea Limited), subject to the adjustments described below under "Adjustments to Consideration—Purchased Companies: Pre-Closing Adjustment" and "Adjustments to Consideration—Merger Companies: Pre-Closing Adjustment";

  •
  issue to ED&F Man approximately 7.4 million newly-issued shares of our Series A Preferred Stock; and

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  issue to ED&F Man up to 24.3 million newly-issued shares of our common stock.

        If, upon the closing, ED&F Man and its affiliates would otherwise own more than 49.5% of the outstanding shares of our common stock as a result of the conversion of shares of our common stock into the right to receive a pro rata portion of the funds in the trust account, as described below, the number of shares of our common stock to be issued to ED&F Man at the closing will be decreased, with an increase in the number of shares of Series A Preferred Stock to be issued to ED&F Man, as described below under "Transaction Consideration—Share Adjustment," so that ED&F Man and its affiliates would not own more than 49.5% of the outstanding shares of our common stock. If the holders of 39.99% of the IPO shares elect to exercise their conversion rights, the total value of the consideration to be paid in connection with the business combination would be $272.1 million (assuming the per share values set forth above). If the holders of 40% or more of the IPO shares vote against the transaction agreement proposal and contemporaneously exercise their conversion rights, we will be unable to consummate the business combination.

        In addition, upon the consummation of the business combination, we will be delivering to an escrow agent for deposit into an escrow account approximately 12.2 million shares of our Series A Preferred Stock, issued to ED&F Man, as part of the consideration for the business combination. These shares will be released to ED&F Man only upon the achievement by the combined company of the earnings or share price targets described in the section entitled "Other Agreements and Documents—Stock Escrow Agreement," beginning on page 220 of this proxy statement. Assuming the release to ED&F Man of all of these escrowed shares, the value of the consideration to be paid in connection with the business combination would increase by $70.1 million, and would total $337.9 million assuming no exercise of conversion rights by our stockholders or $342.2 million assuming that holders of 39.99% of the IPO shares exercise their conversion rights.

        Share Adjustment.    If, upon the issuance of these shares of our common stock (and after taking into account any shares of common stock that are converted, in accordance with our amended and restated certificate of incorporation, into cash from the trust account and their transferees or that are owned by any ED&F Man party immediately prior to the closing), the ED&F Man parties and their affiliates would beneficially own more than 49.5% of the outstanding shares of our common stock, then:

  •
  the number of shares of our common stock that would otherwise have been issued to ED&F Man at the closing will be decreased to the number of shares that would result in the ED&F Man parties and their affiliates upon the closing beneficially owning 49.5% (but not more than 49.5%) of the outstanding shares of our common stock; and

  •
  the number of shares of Series A Preferred Stock to be issued to ED&F Man will be increased by a number of shares of Series A Preferred Stock equal to the product of X and Y, where:

  •
  X is equal to the number of shares of common stock deducted, in the manner described in the first bullet point above, from the shares of our common stock that would otherwise have been issued to ED&F Man; and

  •
  Y is equal to 0.8825, provided that if X exceeds 3.45 million, then Y will be equal to 1.0.

Adjustments to Consideration

        The consideration to which the ED&F Man parties are entitled is subject to adjustment based on changes in the net working capital of the Westway business and on any failure of Westway to incur agreed upon capital expenditures during the period from November 1, 2008 until the closing. These adjustments are described in greater detail as follows:

        Merger Companies: Pre-Closing Adjustment.    At least 10 days prior to the closing date, ED&F Man will deliver to us a statement that contains among other things a good faith estimated calculation of the net working capital of Westway Terminal Company Inc., Westway Feed Products, Inc. and their subsidiaries, which we refer to collectively as the "merger companies," as of immediately prior to the closing, minus the sum of $19.5 million and the amount of indebtedness of the merger companies as of immediately prior to the closing. The amount so calculated is referred to as the "estimated merger adjustment amount," and must be determined and calculated in accordance with accounting principles (based on generally accepted accounting principles in the United States, which we refer to as "U.S. GAAP") agreed upon by the parties, which we refer to as the "applicable accounting principles." If the estimated merger adjustment amount is a positive number, then we will pay that amount in cash to ED&F Man at the closing (in addition to the $103 million payable in cash to ED&F Man at the closing, subject to the pre-closing adjustment described below under "Purchased Companies: Pre-Closing Adjustment"). If the estimated merger adjustment amount is a negative number, then ED&F Man will pay that amount in cash to us at the closing.

        Merger Companies: Post-Closing Adjustment.    Within 60 days after the closing, we will deliver a statement to ED&F Man that sets forth, among other things, a proposed calculation of the net working capital of the merger companies as of immediately prior to the closing, minus the sum of $19.5 million and the amount of indebtedness of the merger companies as of immediately prior to the closing. The amount so calculated (after any disputes with respect to that amount are resolved in accordance with the transaction agreement), which may be a negative number, is referred to as the "final merger adjustment amount," and must be determined and calculated in accordance with the applicable accounting principles. ED&F Man will have a 30 day period following receipt of this statement to dispute this statement, and if the parties are unable to resolve any such dispute, it will be referred to the New York, NY office of PriceWaterhouseCoopers for resolution. No later than three business days after the final merger adjustment amount is finalized (whether because ED&F Man does not dispute it or because any dispute has been resolved), then either:

  •
  if the final merger adjustment amount exceeds the estimated merger adjustment amount, we will pay the amount of the excess to ED&F Man; or

  •
  if the estimated merger adjustment amount exceeds the final merger adjustment amount, ED&F Man will pay the amount of the excess to us.

        Purchased Companies: Pre-Closing Adjustment.    At least 10 days prior to the closing date, ED&F Man will deliver to us a statement that contains among other things a good faith estimated calculation of the net working capital of the purchased companies as of immediately prior to the closing, minus the sum of the amount of indebtedness of the purchased companies as of immediately prior to the closing and negative $1.0 million. The amount so calculated, which may be a negative number, is referred to as the "estimated stock sale adjustment amount," and must be determined and calculated in accordance with the applicable accounting principles. At the closing, in addition to any payment in respect of the estimated merger amount described above, we will pay to ED&F Man at the closing the sum of $103.0 million and the estimated stock sale adjustment amount. Because the estimated stock sale adjustment amount could be a negative number, it could reduce the amount of cash otherwise payable to ED&F Man at the closing.

        Purchased Companies: Post-Closing Adjustment.    Within 60 days after the closing, we will deliver a statement to ED&F Man that sets forth, among other things, a proposed calculation of the net working capital of the purchased companies as of immediately prior to the closing, minus the sum of the amount of indebtedness of the purchased companies as of immediately prior to the closing and negative $1.0 million. The amount so calculated (after any disputes with respect to that amount are resolved in accordance with the transaction agreement), which may be a negative number, is referred to as the "final stock sale adjustment amount," and must be determined and calculated in accordance with the applicable accounting principles. ED&F Man will have a 30 day period following receipt of this statement to dispute this statement, and if the parties are unable to resolve any such dispute, it will be referred to the New York, NY office of PriceWaterhouseCoopers for resolution. No later than three business days after the final stock sale adjustment amount is finalized (whether because ED&F Man does not dispute it or because any dispute has been resolved), either:

  •
  if the final stock sale adjustment amount exceeds the estimated stock sale adjustment amount, we will pay the amount of the excess to ED&F Man; or

  •
  if the estimated stock sale adjustment amount exceeds the final stock sale adjustment amount, ED&F Man will pay the amount of the excess to us.

        Capital Expenditure Adjustment.    Within 30 days after the closing date, we will deliver a statement to ED&F Man that sets forth the aggregate amount of capital expenditures incurred on an accrual basis by Westway during the period, which we refer to as the "capex period," from and including November 1, 2008 until the closing. This statement is to be prepared in accordance with the applicable accounting principles. The aggregate amount of capital expenditures set forth on this statement (after any disputes with respect to that amount are resolved in accordance with the transaction agreement) which we refer to as the "actual capital expenditures." ED&F Man will have a 30 day period following receipt of this statement to dispute this statement, and if the parties are unable to resolve any such dispute, it will be referred to the New York, New York office of PriceWaterhouseCoopers for resolution. No later than three business days after the amount of actual capital expenditures is finalized (whether because ED&F Man does not dispute it or because any dispute has been resolved), if the budgeted capital expenditures attributable to the capex period as shown on Annex C to the transaction agreement exceed the actual capital expenditures attributable to the capex period (the amount of such excess being referred to as the "capex shortfall amount"), then we, ED&F Man and our sponsor will instruct the escrow agent under the stock escrow agreement described below under "Other Agreements and Documents—Stock Escrow Agreement" to release from escrow and deliver to us for cancellation that number of shares of Series A Preferred Stock issued to ED&F Man but held in escrow equal to the capex shortfall amount, divided by 5.5. The aggregate budgeted capital expenditures were calculated solely for the purpose of the capital expenditure adjustment. For the periods ended April 30, 2009 and May 31, 2009, the aggregate budgeted capital expenditures are $21.1 million and $26.6 million, respectively.

        We will cancel and retire these shares if and when we receive them from the escrow agent.

Amendment to Our Existing Certificate of Incorporation

        As a condition to the consummation of the business combination, our existing certificate of incorporation will be amended and restated, among other things, to increase the number of authorized shares of our capital stock, to set forth the powers, preferences and rights of our common and preferred stock, to change our name to "Westway Group, Inc." and to amend, supplement and remove other provisions of our certificate of incorporation in connection with the consummation of business combination. For a description of the material changes to our certificate of incorporation being proposed, please see the section entitled "Proposal No. 2. The Certificate of Incorporation Amendment Proposal," beginning on page 65 of this proxy statement.

Amendment to Our Existing By-Laws

        As a condition to the consummation of the business combination, our existing by-laws will be amended and restated, among other things, to allow ED&F Man to call special meetings of stockholders solely for the purpose of electing those directors elected by the holders of Class B Common Stock, fix the size of our board of directors at seven and prescribe the manner in which the size of our board of directors may be increased or decreased, and set forth provisions concerning the holders of our Class A Common Stock and Class B Common Stock with respect to the nomination, election and removal of directors and the filling of vacancies on our board of directors. For a description of the material changes to our by-laws being proposed, please see the section entitled "Other Agreements and Documents—Amended and Restated By-Laws," beginning on page 230 of this proxy statement.

Representations and Warranties

        The transaction agreement contains representations and warranties made by the ED&F Man parties (as to Westway and as to themselves), on the one hand, and by the Shermen parties, on the other hand. Except for those representations and warranties that speak as of another date, these representations and warranties are made as of November 25, 2008 (the date of the original transaction agreement) and as of the date of the closing thereunder.

        The representations and warranties of the ED&F Man parties made as to Westway include representations and warranties relating to, among other things:

  •
  corporate organization, good standing, entity power and qualification;

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  authorization of the consummation of the transactions contemplated by the transaction agreement and the ancillary agreements;

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  absence of conflicts;

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  financial statements, statutory books, records and accounts and undisclosed liabilities;

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  absence of changes or events;

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  title to assets;

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  owned and leased real property;

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  working capital assets;

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  intellectual property;

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  contracts;

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  litigation;

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  compliance with laws;

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  environmental matters;

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  employee benefit matters;

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  taxes;

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  permits, consents and approvals of governmental authorities;

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  employee relations;

  •
  transactions between Westway, on the one hand, and ED&F Man or any of its subsidiaries, or directors, officers or stockholders (or affiliates thereof) of ED&F Man or any of its subsidiaries, on the other hand;

  •
  insurance;

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  employment contracts, compensation arrangements, officers and directors;

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  suppliers and customers;

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  compliance with the Foreign Corrupt Practices Act and similar laws;

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  powers of attorney to act on behalf of a transferred company; and

  •
  information furnished to us for inclusion in this proxy statement.

        The representations and warranties of the ED&F Man parties as to themselves include representations and warranties relating to, among other things:

  •
  corporate organization, good standing, entity power and qualification;

  •
  authorization, performance and enforceability of the transaction agreement and the ancillary agreements;

  •
  absence of conflicts;

  •
  ownership of the equity securities of Westway;

  •
  brokers and finders;

  •
  investment status; and

  •
  information furnished to us for inclusion in this proxy statement.

        The representations and warranties made by the Shermen parties include representations and warranties relating to, among other things:

  •
  organization, good standing and corporate or limited liability company power;

  •
  authorization, performance and enforceability of the transaction agreement and the ancillary agreements;

  •
  absence of conflicts;

  •
  consents and approvals of governmental authorities;

  •
  brokers and finders;

  •
  SEC filings;

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  capitalization;

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  undisclosed liabilities;

  •
  absence of changes or events;

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  litigation;

  •
  compliance with laws;

  •
  employee benefit plans;

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  employee relations;

  •
  restrictions on business activities;

  •
  title to property;

  •
  agreements, contracts and commitments;

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  insurance;

  •
  indebtedness;

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  stock quotation;

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  board approval;

  •
  the trust account;

  •
  transactions with related parties; and

  •
  taxes.

        Materiality.    Significant portions of the representations and warranties, as well as of certain covenants and agreements, of the parties in the transaction agreement are qualified as to "materiality" or "material adverse effect." For purposes of the transaction agreement, "material adverse effect" means:

        (a)   with respect to the ED&F Man parties, a material and adverse effect on the business, properties, assets and liabilities (taken as a whole), financial condition or results of operations of the Westway business, taken as a whole, or the ability of any ED&F Man party to consummate the business combination, except for any such adverse effect arising out of any of the following (which will not constitute or be deemed to constitute a material adverse effect and otherwise will not be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur):

  •
  general economic, business, political or social conditions (or changes therein) that do not have a materially disproportionate impact on the Westway business relative to other persons participating in the industry in which the Westway business is operated;

  •
  any act of terrorism, military action or the escalation thereof that does not have a materially disproportionate impact on the Westway business relative to other persons participating in the industry in which the Westway business is operated;

  •
  changes in applicable law (or interpretations thereof) or conditions or trends in the economic, business, financial, regulatory or legal enforcement environment generally affecting any business in which the Westway business operates;

  •
  changes in U.S. GAAP (or interpretations thereof) or any applicable foreign accounting rules;

  •
  failure to meet internal or published projections, estimates or forecasts of revenues, earnings or other measures of financial or operating performance (provided that any underlying circumstance or event contributing to such failure may itself or in combination with other circumstances or events constitute a material adverse effect, unless that underlying circumstance or event is a circumstance or event of the type described in the other exceptions listed in this definition);

  •
  actions required to be taken pursuant to the transaction agreement or taken with our consent; or

  •
  the public announcement, pendency or completion of the business combination.

        (b)   with respect to the Shermen parties, a material and adverse effect on the business, properties, assets and liabilities (taken as a whole), financial condition or results of operations of the Shermen parties, taken as a whole, or our ability to consummate the business combination, except for any such adverse effect arising out of any of the following (which will not constitute or be deemed to constitute a material adverse effect and otherwise will not be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur):

  •
  general economic, business, political or social conditions (or changes therein) that do not have a materially disproportionate impact on the Shermen parties relative to other persons participating in the industry of the Shermen parties;

  •
  any act of terrorism, military action or the escalation thereof that does not have a materially disproportionate impact on the Shermen parties relative to other persons participating in the industry of the Shermen parties;

  •
  changes in applicable law (or interpretations thereof) or conditions or trends in the economic, business, financial, regulatory or legal enforcement environment generally affecting any business in which a Shermen party operates;

  •
  changes in U.S. GAAP (or interpretations thereof) or any applicable foreign accounting rules;

  •
  failure to meet internal or published projections, estimates or forecasts of revenues, earnings or other measures of financial or operating performance (provided that any underlying circumstance or event causing such failure may itself constitute a material adverse effect, unless such underlying circumstance or event is a circumstance or event of the type described in the other exceptions listed in this definition);

  •
  actions required to be taken pursuant to the transaction agreement or taken with ED&F Man's consent; and

  •
  the public announcement, pendency or completion of the business combination.

Interim Operations of the ED&F Man Parties, Westway and the Shermen Parties

        The ED&F Man parties (with respect to themselves and the transferred companies) and the Shermen parties have agreed to be subject to limitations on how they conduct their respective businesses between the date of the original transaction agreement (November 25, 2008) and the closing date. During this period, subject to specified exceptions, the ED&F Man parties have agreed to cause the Westway business, and each Shermen party has agreed to cause its business, to be operated in the ordinary course of business and to use commercially reasonable efforts to preserve the properties, business, operations, goodwill and relationships with suppliers and customers of the target business (in the case of the ED&F Man parties) or its businesses (in the case of the Shermen parties). Further limitations on the conduct of business by the ED&F Man parties (with respect to the transferred companies and the Westway business) and the Shermen parties are described in general below, although certain of such limitations are subject to exceptions.

        Without the consent of ED&F Man, none of the Shermen parties will undertake any of the following actions with respect to its business, and without our consent, none of the ED&F Man parties will undertake any of the following actions with respect to any transferred company or the Westway business:

  •
  sell, transfer or otherwise dispose of its material assets, except, in the ordinary course of business consistent with past practice, or create any encumbrance on any of its material assets, except for permitted encumbrances;

  •
  create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to, or discharge or satisfy, any indebtedness in excess of $1.0 million;

  •
  issue, sell, or agree to issue, sell, or create any encumbrance on, (i) any shares of its capital stock or (ii) any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of its capital stock except for any such sales to a transferred company;

  •
  enter into any lease of real or personal property or any renewals thereof involving a rental obligation exceeding $0.5 million per annum per any such lease, and $5.0 million per annum in the aggregate;

  •
  except as required pursuant to contracts existing and in force prior to the date of the transaction agreement and listed on the disclosure schedule thereto or as otherwise required by applicable law, (i) grant any increase in the salaries or other compensation payable or to become payable to, or any advance (excluding advances for ordinary business expenses consistent with past practice) or loan to, any executive officer or employee; except increases in salaries for employees other than executive officers in the ordinary course of business consistent with past practice, or (ii) grant any increase in, or any addition to, other benefits to which any of the executive officers or employees may be entitled, or any payments to any pension, retirement, profit-sharing, bonus or similar plan, except, in each such case, in the ordinary course of business and consistent with past practice and provided that such increase or additional benefits does not impact the compensation of executive officers in a manner that is disproportionate to the effect on other employees;

  •
  make any new commitment or increase any commitment for capital expenditures, which would result in aggregate capital expenditures for the period from November 1, 2008 through the last day of the month in which such commitment or increase is made to exceed the budgeted amount agreed upon by the parties with respect to such period;

  •
  except for (i) the permitted repurchase of warrants to purchase our common stock for an aggregate purchase price not greater than $15.0 million and (ii) any transaction, contract or commitment which is merely an extension or continuation of any existing transaction, contract or commitment, enter into any transaction, contract or commitment that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (in the case of the transferred companies, as if the Securities Act were applicable to them);

  •
  enter into any material transaction, contract or commitment outside the ordinary course of business, materially modify any material contract, waive or permit the loss of any permit or right of substantial value or cancel any material debt or claim, except, in each case, in the ordinary course of business consistent with past practice;

  •
  sell, assign, transfer, license or convey any material intellectual property, other than as expressly provided by the transaction agreement;

  •
  enter into or agree to enter into any merger or consolidation with any corporation or other entity, engage in any new lines of business or make a material investment in, make a loan, advance or capital contribution in a material amount to, or otherwise acquire a material amount of the securities of any other person (other than securities held for cash management purposes), in each case outside the ordinary course of business or for consideration in excess of $1.0 million;

  •
  change or modify its credit, collection or payment policies or procedures as in effect on the date of the transaction agreement in a manner materially adverse to it or its business;

  •
  except as required by applicable law or accounting principles (including U.S. GAAP or accounting principles required under the laws of jurisdiction of organization of a transferred company), change its accounting principles, methods, policies and procedures;

  •
  fail in any material respect to maintain its books of account and records consistent with its past practices;

  •
  except as may be required by law or in the ordinary course of business based on past practice, make or change any material election with respect to taxes, change any tax accounting period, change any method of tax accounting, file any amendment to any tax return, enter into a closing agreement with any taxing authority, surrender any right to claim a refund for taxes, consent to an extension of the statute of limitations applicable to any tax claim or assessment, or take any other similar action (or omit to take any action), if such election, change, adoption, filing, amendment, agreement, settlement, surrender, consent or action or omission could reasonably be expected to have the effect of materially increasing the tax liability of any Shermen party or any transferred company after the closing;

  •
  amend its organizational documents (other than immaterial technical changes);

  •
  purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of any Shermen party or any transferred company; provided that we may repurchase or redeem outstanding warrants to purchase our common stock (other than from our founder or any of our officers or directors) for an aggregate purchase price not greater than $15.0 million and that the Jersey trustee, as trustee of the employee trust, may purchase our common stock for a purchase price of up to $30 million;

  •
  enter into any transaction, contract or commitment with ED&F Man and/or its subsidiaries (other than the transferred companies) regarding the supply of product to the feed distribution business of Westway or the use of services of Westway's bulk liquid storage business, other than on terms consistent with past practice (except for pricing so long as such pricing terms are at prevailing market prices); or

  •
  enter into any contract with respect to any of the foregoing.

The Stockholders' Meeting

        We have agreed to call and hold a meeting of our stockholders as soon as practicable in accordance with applicable law for the purpose of seeking the approval of stockholders with respect to:

  •
  the adoption of the transaction agreement and the approval of the transactions contemplated thereby, including, among other things, the acquisition by us of the Westway business and the issuance of shares of our common and preferred stock to ED&F Man pursuant thereto;

  •
  the amendment and restatement of our certificate of incorporation, among other things, to increase the number of authorized shares of capital stock, to set forth the powers, preferences and rights of our common and preferred stock, to change our name to "Westway Group, Inc." and to amend, supplement and remove other provisions of our certificate of incorporation in connection with the consummation of the transactions contemplated by the transaction agreement;

  •
  the election of the seven directors who will constitute our board of directors from and after the closing under the transaction agreement, until the next annual meeting of stockholders or until their successors are elected and qualified; and

  •
  the adjournment of the annual meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes at the time of the annual meeting to adopt the transaction agreement proposal, the certificate of incorporation amendment proposal or the election of directors proposal.

        Subject to the fiduciary duty of our board of directors, we have agreed to recommend to stockholders that they vote in favor of the adoption of the transaction agreement and the approval of the business combination and the other matters to be voted upon at the annual meeting, and that we will otherwise use best efforts to obtain such adoption and approvals.

Additional Covenants and Agreements

        Special Dividend.    We will use our best efforts, to the extent permitted by Delaware law and our amended and restated certificate of incorporation, to declare promptly after the closing a special dividend of $1.00 per share payable to each holder of record of our common stock as of the record date specified in that declaration, which will be no fewer than three nor more than five calendar days after the closing date. The special dividend will be payable as soon as practicable after the record date. This dividend will not be payable with respect to IPO shares for which conversion rights have been exercised. In addition, we have obtained a waiver from our sponsor of its right to this special dividend, and ED&F Man has agreed to waive its right, and to cause any of its affiliates other than the Jersey trustee, as trustee of the employee trust, and the participating employees that acquire shares of common stock in connection with the business combination to waive its right, to receive the special dividend.

        No Claim Against Our Trust Account.    ED&F Man and any affiliated entities have agreed to waive any rights to make claims against the trust account for any funds in the trust account as a result of any claims against us or otherwise arising from the transaction agreement or otherwise.

        Public Announcements.    The timing and content of all announcements regarding any aspect of the transaction agreement and the business combination to the financial community, governmental authorities or the general public is to be mutually agreed upon in advance by ED&F Man and us, but each party may make any such announcement which it in good faith believes, based on advice of counsel, is required by law. Each party will use commercially reasonable efforts to consult with the other parties prior to any such announcement to the extent practicable, and will in any event promptly provide the other parties with copies of any such announcement. The foregoing restrictions will not apply to communications by any party to its counsel, accountants or other advisors or, if the substance of such communication would not reasonably be expected to require us to file a Form 8-K and/or make a disclosure under Regulation FD under the Exchange Act, to employees.

        8-K Filing.    We and ED&F Man will cooperate in good faith with respect to the preparation of, and at least five days prior to the closing, we will prepare, a draft Form 8-K announcing the closing, together with, or incorporating by reference, the financial statements prepared by ED&F Man and its accountant. Prior to the closing, we and ED&F Man will prepare the press release announcing the consummation of the closing. Simultaneously with the closing, we will file the Form 8-K with the SEC and distribute the press release.

        Tax Matters.    The parties have agreed that, prior to the closing, except as contemplated or permitted by the transaction agreement, the Shermen parties and the ED&F Man parties, Westway Terminal Company Inc. and Westway Feed Products, Inc. will not, with respect to the Shermen parties' business or the business of ED&F Man or the transferred companies, make or change any material election with respect to taxes, change any tax accounting period or method, settle or compromise any material tax liability, claim, or controversy, or consent to an extension of the statute of limitations applicable to any tax claim or assessment.

        The parties have agreed to report the merger of each of Westway Terminal Company Inc. and Westway Feed Products, Inc. into Terminal Merger Sub and Feed Merger Sub, respectively, as a tax-free reorganization under section 368(a)(1)(A) of the Internal Revenue Code.

        Furthermore, the Shermen parties and the ED&F Man parties, Westway Terminal Company Inc., and Westway Feed Products, Inc. have agreed that, among other things:

  •
  with respect to the transferred companies, ED&F Man will prepare and file all tax returns for taxable periods ending on or prior to the closing date, which we refer to as "prior periods," and we will prepare and file all tax returns for any taxable period ending after the closing date, including for periods that include, but do not end on, the closing date, which we refer to as "straddle periods";

  •
  we will promptly notify ED&F Man of any audit or other proceeding relating to the transferred companies in respect of any tax returns for prior periods or straddle periods (there are specific provisions governing the contest of tax matters with respect to pre- and post-closing periods);

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  any tax sharing agreement in effect at the closing will be terminated as of the closing as to the transferred companies; and

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  any refund or credits received by us or our affiliates attributable to pre-closing periods or to the portion of a straddle period ending on the closing date will be paid to ED&F Man except to the extent such refund has been taken into account in determining the purchase price adjustment relating to net working capital described above under "The Transaction Agreement—Adjustments to Consideration."

        Consents and Waivers.    The parties to the transaction agreement will use their commercially reasonable efforts to obtain at the earliest practicable date all consents, waivers, approvals and notices required to consummate, or in connection with, the business combination (other than in connection with certain governmental approvals), except for consents, waivers and approvals required from affiliates of ED&F Man that are to be obtained immediately prior to the date of the closing. If the closing does not occur, any costs incurred as payments to any person with respect to these consents, waivers, approvals and notices are to be borne by the person incurring the costs. If the closing does occur, these costs are to be borne by us.

        Obligations to Certain Employees.    We have agreed to the following post-closing covenants:

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  Until the date of the first anniversary of the date of the original transaction agreement, we will continue to provide the employees of the transferred companies with annual base pay, annual bonus opportunities and benefits that are no less favorable in the aggregate than those provided by ED&F Man before the closing becomes effective, subject to our right to amend or terminate such compensation arrangements.

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  We will honor all collective bargaining agreements and provide the employees of the transferred companies covered by such agreements with compensation and benefits as set forth in such agreements, including benefits under any multiemployer pension plan.

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  We will credit employees of the transferred companies for services performed with the transferred companies for purposes of vesting, eligibility and benefit accrual (but not for purposes of benefit accrual under a defined benefit pension plan) under our benefit plans.

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  We will provide each eligible transferred employee whose employment terminates after the closing, but prior to the date of the first anniversary of the date of the original transaction agreement, with severance payments and benefits at least equal to the severance payments and benefits under ED&F Man's severance plan.

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  We will waive all limitations as to preexisting conditions, exclusions and waiting periods and service requirements with respect to participation and coverage requirements under our plans and provide each transferred employee with credit for any co-payments and deductibles paid prior to the closing for the calendar year in which the closing occurs.

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  We will be solely responsible for welfare benefits claims that are incurred after the closing and continuation of coverage claims under COBRA attributable to "qualifying events" that occur following the closing.

        The ED&F Man parties have agreed to the following post-closing covenants:

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  ED&F Man will take all actions necessary so that certain employees cease to be employees of any of the transferred companies prior to the closing.

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  The ED&F Man parties will be solely responsible for welfare benefit claims that are incurred under any plan on or before the closing and continuation coverage claims under COBRA attributable to "qualifying events" that occur on or before the closing.

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  Prior to the date the closing becomes effective, ED&F Man will not terminate any of the benefit plans we will assume.

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  ED&F Man will take all actions necessary so that each of the transferred companies ceases to be a participating employer in ED&F Man's qualified pension plan.

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  ED&F Man will take all actions necessary so that, no later than the date the closing becomes effective, a transferred company will establish or assume a 401(k) plan, a defined contribution retirement plan for Canadian employees and benefit plans that provide life insurance, health care, dental care, accidental death and dismemberment insurance, disability, severance benefits and other group welfare benefits. Any related third-party administration agreements will be assigned to or established by a transferred company.

        In addition, the parties have agreed that, following the consummation of the business combination, certain employees of ED&F and the transferred companies who are located outside of the United States will be seconded to us to support our operations in foreign countries. We will assume sponsorship, as well as all assets and liabilities of benefit plans maintained by the employer of these employees, or will adopt substantially similar benefit plans with respect to these employees.

        Nothing in the transaction agreement restricts our ability to terminate the employment of any transferred employee for any reason. With respect to any transferred employee who has a right to information and consultation due to the business combination, the parties will use commercially reasonable efforts to cooperate to provide such information and consultation within the applicable time periods.

        Trust Account Disbursement.    Immediately upon the closing, we will cause the trust account to be disbursed to us in an amount not less than $137.9 million, subject to adequate reserves for (i) payments to stockholders electing to convert their shares of our common stock into cash as provided in our amended and restated certificate of incorporation, (ii) payment of the special dividend referred to above under "Additional Covenants and Agreements—Special Dividend" and (iii) payment of all other liabilities of the Shermen parties, including with respect to all tax liabilities of the Shermen parties and professional and other fees and expenses related to the transactions contemplated by the transaction agreement.

        Pre-Closing Asset Transfers.    ED&F Man will, prior to the closing, assign or transfer to a transferred company certain assets (including intellectual property used exclusively in the Westway business, contracts and other assets and related liabilities specified in the disclosure schedule to the transaction agreement) that are currently used by Westway but that are not owned by a transferred company. In addition, ED&F Man will, prior to the closing, cause the transferred companies to transfer to ED&F Man or an affiliate of ED&F Man that is not a transferred company certain assets (including intellectual property not used in the Westway business, contracts and other assets and related liabilities specified in the disclosure schedule to the transaction agreement) that will not be part of Westway following the closing.

        Revolving Credit Facility.    In order to facilitate the transaction and for purposes including working capital and capital expenditures, we have agreed to enter into a revolving credit facility with ED&F Man substantially on the terms set forth in Annex D to the transaction agreement at or prior to the closing, which we refer to as the "revolving credit facility." Under the revolving credit facility, ED&F Man will agree to make revolving credit loans to us and Westway Holdings Netherlands BV (which will be a wholly owned indirect subsidiary of the combined company following the closing) from and after the closing in an aggregate principal amount at any time outstanding of up to $100.0 million. Our obligations under the revolving credit agreement will be unsecured. The terms and conditions of the revolving credit facility will include the following:

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  the interest rate will be the London Interbank Offered Rate, or LIBOR, plus 3.5%;

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  the term to maturity of the revolving credit facility will be 24 months from the date of its origination;

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  amounts outstanding may be prepaid without penalty;

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  a commitment fee of 1.4% per year on the daily undrawn amount of the revolving credit facility;

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  we will be subject to customary covenants, including financial covenants that will require us to meet certain financial performance metrics and covenants that will restrict such things as our ability to acquire or dispose of assets and incur indebtedness;

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  we will be required to repay amounts due under the revolving credit facility upon change of control of the combined company or refinancing of the revolving credit facility; and

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  customary events of default, including non-payment of amounts due under the revolving credit facility, our entry into insolvency proceedings and defaults under other agreements under which we or our subsidiaries may be borrowers.

        We will be required to refinance or otherwise repay all amounts of principal and interest outstanding under the revolving credit facility as soon as practicable after the closing without regard to whether the indicative interest rate, fees or collateral requirements of any available replacement financing are as favorable to us as those set forth in the revolving credit facility. If we fail to refinance or repay all such amounts by January 15, 2010, we will be required to pay to ED&F Man a fee of $1.5 million. The foregoing is a summary of selected material terms and conditions of the revolving credit facility. This summary is qualified in its entirety by reference to the term sheet attached as Annex D to the transaction agreement.

        Listing of Shares of Common Stock.    We will use our commercially reasonable efforts to continue the listing of our shares of common stock on the OTCBB. From and after the Closing, we and ED&F

Man will use commercially reasonable efforts to obtain the listing for trading of our shares on Nasdaq or the NYSE Alternext US LLC.

        Directors and Officers.    We have agreed, subject to applicable law, to take all necessary action to nominate for election to serve as our directors effective immediately following the closing the following individuals:

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  Francis Jenkins, Jr.;

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  G. Kenneth Moshenek;

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  Peter J. M. Harding;

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  Philip A. Howell;

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  James B. Jenkins;

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  John E. Toffolon, Jr.; and

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  Gregory F. Holt.

        In addition, we have agreed to take all necessary action to cause our board of directors to appoint Mr. Harding to serve as our chief executive officer effective immediately following the closing.

        Acquisition by ED&F Man of Our Common Stock.    Except for the acquisition of our common stock by the Jersey trustee, as trustee of the employee trust, ED&F Man and its affiliates will not acquire any shares, or securities convertible into, exchangeable for or carrying the right to acquire shares, of our common stock prior to the closing.

        Access to Information; Confidentiality.    From the date of the transaction agreement until the closing, the ED&F Man parties will, and will cause each of the transferred companies to, permit the Shermen parties and their financing providers, if any, and their respective advisers and other representatives to have reasonable access, during business hours and upon reasonable notice, to the transferred companies' properties and facilities relating to Westway. No such access will be granted to permit the Shermen parties or their respective affiliates, advisers and other representatives to conduct any Phase II environmental site investigations or similar environmental sampling activities at, on, or under the combined company's properties and facilities. From the date of the transaction agreement until the closing, each of the Shermen parties will permit ED&F Man and its advisors and other representatives to have reasonable access, during business hours and upon reasonable notice, to the Shermen parties' respective properties and facilities. ED&F Man will furnish to the Shermen parties any financial and operating data and other information (including tax information) that is available with respect to Westway as we may from time to time reasonably request, subject to any applicable law, attorney-client privilege, or contractual restriction. The Shermen parties will furnish to ED&F Man any financial and operating data and other information (including tax information) as ED&F Man may from time to time reasonably request, subject to any applicable law, attorney-client privilege and the Shermen parties' contractual obligations. The parties have agreed to cooperate in good faith with each other to develop the transition and migration plan for the services contemplated by the shared services agreement described below under "Other Agreements and Documents—Shared Services Agreement."

        All information provided to or obtained by us is to be held in confidence by us in accordance with and subject to the terms of the confidentiality agreement, dated February 12, 2008, between us and ED&F Man.

        Other Customary Covenants and Agreements.    The transaction agreement contains additional customary covenants, including covenants as to:

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  the making by the parties of all registrations, filings and applications (including with respect to the HSR Act and any applicable similar foreign laws) with, the giving of all notices to, and the obtaining of any approvals, orders, qualifications and waivers from, applicable governmental authorities necessary for the consummation of the transactions contemplated by the transaction agreement (including with respect to the HSR Act and any applicable similar foreign laws);

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  the maintenance by the ED&F Man parties of insurance coverage with respect to the transferred business;

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  the remittance of misdirected receivables;

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  the timely filing by us of all documents required to be filed by us with the SEC, the compliance of such documents with the requirements of applicable securities laws, and the material accuracy of such documents; and

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  the use by each party of reasonable efforts to take all actions proper or advisable in order for that party to fulfill and perform its obligations under the transaction agreement and the ancillary agreements to which it is a party, to cause the closing conditions to be fulfilled and otherwise to consummate and make effective the transactions contemplated by the transaction agreement and the ancillary agreements.

Principal Conditions to Completion of the Transaction

        Mutual Conditions.    The obligations of each party to consummate the business combination are subject to the fulfillment at or prior to the closing of the following conditions:

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  there will be no law or legal requirement that makes the consummation of the purchase and sale of the Westway business illegal;

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  the waiting period under the HSR Act and any applicable waiting period or comparable period under similar foreign laws will have expired or been terminated;

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  the transaction agreement will have been adopted and the business combination will have been approved by our stockholders;

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  holders of less than 40% of the shares of our common stock issued in our initial public offering and outstanding immediately before the closing will have exercised their conversion rights in accordance with our amended and restated certificate of incorporation as currently in effect; and

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  a revolving credit facility under which ED&F Man is the lender and we and/or one or more of our subsidiaries are the borrowers and having terms and conditions substantially similar to those set forth in Annex D of the transaction agreement will be in full force and effect, with all conditions to funding satisfied.

        Shermen Parties.    The obligations of the Shermen parties to consummate the business combination are subject to the fulfillment or, to the extent permitted by applicable law, waiver at or prior to the closing of the following conditions:

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  the representations and warranties of the ED&F Man parties in the transaction agreement will be true and correct except where the failure of such representations and warranties to be true and correct would not have a material adverse effect;

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  the ED&F Man parties will have performed or complied in all material respects with all agreements and covenants required by the transaction agreement to be performed or complied with by them on or prior to the closing date thereunder;

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  the ED&F Man parties will have delivered appropriate officer's certificates and copies of corporate proceedings to us;

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  the ED&F Man parties will have obtained consents, authorizations or approvals of counter-parties required to be obtained in connection with the transaction agreement under those of the port leases specified in the disclosure schedule to the transaction agreement that collectively accounted for at least 80% of the aggregate revenues attributable to all of such port leases for the 11 month period ended September 30, 2008;

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  the ED&F Man parties will have obtained consents, authorizations or approvals required to be obtained in connection with the transaction agreement under at least half of the commercial contracts of the Westway business specified in the disclosure schedule to the transaction agreement; and

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  the additional agreements identified in the transaction agreement as "Ancillary Agreements" will have been executed and delivered by the parties thereto.

        ED&F Man Parties.    The obligations of the ED&F Man parties to consummate the business combination are subject to the fulfillment or, to the extent permitted by applicable law, waiver at or prior to the closing of the following conditions:

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  the representations and warranties of the Shermen parties in the transaction agreement will be true and correct except where the failure of such representations and warranties to be true and correct would not have a material adverse effect;

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  the Shermen parties will have performed or complied in all material respects with all agreements and covenants required by the transaction agreement to be performed or complied with by them on or prior to the closing date thereunder;

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  the Shermen parties will have delivered appropriate officer's certificates and copies of corporate proceedings to ED&F Man;

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  Messrs. Francis Jenkins, Jr., Moshenek, Harding, Howell, James Jenkins, Toffolon and Holt will have been duly elected as our directors, effective as of the closing, in accordance with applicable law and our certificate of incorporation and by-laws;

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  our amended and restated certificate of incorporation will have been duly filed with the Secretary of State of the State of Delaware, will have become effective under the laws of the State of Delaware and will not have been amended, modified or repealed, and our by-laws will have been amended and restated in the form of Annex B to this proxy statement in accordance with applicable law and our current certificate of incorporation and by-laws;

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  the additional agreements identified in the transaction agreement as "ancillary agreements" (and described below under "Other Agreements and Documents") will have been executed and delivered by the parties thereto;

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  the trust account will contain no less than $137.9 million, and we will have made appropriate arrangements reasonably satisfactory to ED&F Man to disburse it in accordance with the terms of the transaction agreement; and

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  immediately prior to the closing, we will be in compliance in all material respects with the reporting requirements applicable to it under the Exchange Act.

        We cannot assure you that all of these conditions will be fulfilled or waived or that the transaction will be completed.

Termination

        The transaction agreement may be terminated at any time prior to the closing:

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  by mutual written consent of us and ED&F Man;

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  by either ED&F Man or us:

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  if the closing has not occurred on or before May 30, 2009; provided that the right to terminate the transaction agreement in such circumstances will not be available to any party whose failure to fulfill any material obligation under the transaction agreement caused the failure of the closing to occur on or before that date;

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    if a governmental authority enacts, issues, enforces or enters any injunction or law that has become final and non-appealable, and that permanently restrains, enjoins or otherwise prohibits the business combination;

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    if, at the annual meeting of stockholders (including any adjournments thereof), the transaction agreement and the business combination are not approved and adopted by the affirmative vote of the holders of our common stock required under our certificate of incorporation, or the holders of 40% or more of the shares of our common stock issued in our initial public offering and outstanding as of the date of the record date of the annual meeting of stockholders exercise their rights to convert their shares of common stock into cash in accordance with our certificate of incorporation;

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  by us, if the Shermen parties are not in material breach of their obligations under the transaction agreement and if there has been any breach of any representation, warranty or covenant of the ED&F Man parties such that our closing conditions as to the accuracy of representations and warranties and compliance with covenants would not be satisfied, and such breach (if curable) is not cured within 30 days after written notice to ED&F Man; or

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  by ED&F Man, if the ED&F Man parties are not in material breach of their obligations under the transaction agreement and if there has been any breach of any representation, warranty or covenant of the Shermen parties such that ED&F Man's closing conditions as to the accuracy of representations and warranties and compliance with covenants would not be satisfied, and such breach (if curable) is not cured within 30 days after written notice to us.

Effect of Termination

        If the transaction agreement is terminated, all further obligations of the parties thereunder will terminate and become void and of no force and effect, except for those provisions related to:

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  termination and effect of termination;

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  confidentiality of information provided to or obtained by us;

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  the agreement of the ED&F Man parties that they have no claim against the trust account;

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  the procedures for asserting claims under the transaction agreement; and

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  the provisions of the transaction agreement contained in the article thereof designated "Miscellaneous."

        In addition, termination will not relieve any party from liability for any willful breach of the transaction agreement.

Survival of Representations, Warranties and Covenants

        The representations and warranties of the parties contained in the transaction agreement will survive until the first anniversary of the closing, except for:

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  the parties' representations and warranties that relate to certain fundamental matters (including corporate organization and qualification, authorization, title to shares of the transferred companies and capitalization), which will survive indefinitely;

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  the ED&F Man parties' representations and warranties as to tax matters and the accuracy of information furnished by ED&F Man for inclusion in this proxy statement, which will survive until the date that is 30 days after the applicable statute of limitations; and

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  the ED&F Man parties' representations and warranties as to employee benefit matters, which will survive until the second anniversary of the closing.

        The covenants of the parties contained in the transaction agreement that are to be fully performed at or prior to the closing will expire at closing, and those that will not be fully performed at the time of the closing will survive for six months after the date by which they are to be performed or complied with.

Indemnification

        The ED&F Man parties, on the one hand, and we and the surviving limited liability companies, on the other hand, will each indemnify the other for certain matters described below and subject to certain limitations described below. For purposes of determining whether there has been a breach of a representation or warranty of a party, and the amount of losses attributable to that breach, the materiality and "material adverse effect" qualifications in those representations are, with certain exceptions, to be disregarded.

        Shermen Indemnity.    We and the surviving limited liability companies will indemnify the ED&F Man parties, their affiliates, successors and assigns and each of their officers, directors, employees and agents against all losses to the extent they result or arise from:

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  any breach of the representations and warranties of the Shermen parties in the transaction agreement;

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  any nonfulfillment of, or failure to comply with, any covenant of a Shermen party in the transaction agreement;

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  any tax liabilities relating to the Shermen parties or our sponsor for periods ending on or prior to the closing date or relating to Westway that are allocable to us in accordance with the transaction agreement; or

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  the termination of employment of any employee of a transferred company after the closing or any modification or termination of an employee benefit plan, program, agreement or arrangement by us or any of our affiliates after the closing.

        ED&F Man Indemnity.    The ED&F Man parties will indemnify us, the surviving limited liability companies, our affiliates, our and their successors and assigns and each of our and their officers, directors, employees and agents (including, after the closing, Westway) against all losses to the extent they result or arise from:

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  any breach of the representations and warranties of the ED&F Man parties in the transaction agreement;

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  any nonfulfillment of, or failure to comply with, any covenant of an ED&F Man party in the transaction agreement;

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  any tax liabilities (other than tax liabilities taken into account in determining indebtedness for purposes of the purchase price adjustments relating to net working capital described above under "The Transaction Agreement—Adjustments to Consideration") (i) relating to any transferred company for periods ending on or prior to the closing date, (ii) allocable to ED&F Man in accordance with the transaction agreement or (iii) in respect of certain Canadian tax matters;

  •
  specified environmental matters; or

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  except with respect to environmental matters, the ownership or operation by any transferred company prior to the closing of any asset or business that, immediately following the closing, will not be owned or operated by any transferred company or constitute a part of the Westway business. We refer to these as the "excluded business matters."

        Meaning of "Losses."    For purposes of these indemnities, "losses" means losses, claims, damages, liabilities, penalties and reasonable costs and expenses, but (i) excluding any and all consequential, special, indirect or punitive damages (except to the extent any such consequential, special, indirect or punitive damages are paid to a third-party in a third-party claim) and (ii) notwithstanding clause (i), including any losses, claims, damages, liabilities, penalties and reasonable costs and expenses attributable to diminution of value (including lost profits to the extent that a court applying New York law would take lost profits into account in determining the amount of any diminution of value).

        Limitations on Indemnification.    The indemnification obligations of the parties are subject to limitations and qualifications including the following:

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  for purposes of determining whether there has been a breach of a representation or warranty of a party and the amount of indemnifiable losses attributable to that breach, the materiality and "material adverse effect" qualifications in those representations are, with certain exceptions, to be disregarded;

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  the ED&F Man parties will have no indemnification obligation unless, and only to the extent, the aggregate amount of losses for which indemnification is sought exceeds $7.0 million, except that no such limitation will apply with respect to losses resulting from:

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  the breach of any covenant by an ED&F Man party;

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  the breach of any of the ED&F Man parties' representations and warranties as to taxes and as to certain fundamental matters including the ED&F Man parties' capacity to enter into the transaction and ownership of the transferred companies; or

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  the indemnifiable tax matters;

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  the ED&F Man parties' aggregate indemnification liability for breaches of their representations and warranties is subject to a cap of $30.0 million, except with respect to the breach of any of the ED&F Man parties' representations and warranties as to taxes, as to the information provided by ED&F Man for inclusion in this proxy statement, and as to certain fundamental matters including the ED&F Man parties' capacity to enter into the transaction and ownership of the transferred companies;

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  the ED&F Man parties' aggregate indemnification liability in all other circumstances is subject to a cap equal to the amount of the cash consideration received by ED&F Man under the transaction agreement, except that there is no cap with respect to losses resulting from:

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  the breach of any of the ED&F Man parties' representations and warranties as to taxes and as to certain fundamental matters including the ED&F Man parties' capacity to enter into the transaction and ownership of the transferred companies;

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  the indemnifiable tax matters; or

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  the excluded business matters;

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  all rights to make a claim for indemnification against the ED&F Man parties with respect to losses arising out of the specified environmental matters or the excluded business will terminate on the date that is the second anniversary of the date of the transaction agreement;

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  the amount of any loss for which indemnification is provided will be net of: any amounts recovered by an indemnified person under any indemnification by or agreement with a third-party; the proceeds of insurance or similar reimbursement; tax benefits actually received within five years after the incurrence of the loss by the indemnified person with respect to the loss; and any amounts set forth, provided for or reserved against in the financial statements of the transferred companies (including the balance sheets to be provided as part of the post-closing adjustments described above in "Adjustments to Consideration"); and

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  other customary limitations and qualifications.

        Sole Remedy.    After the closing, except with respect to any intentional misrepresentation or omission by a party, the indemnities described above will be the sole and exclusive remedies of the parties for any breach of any representation, warranty, covenant or agreement or other claim arising out of the transaction agreement.

Fees and Expenses; Tax Return

        If the closing is consummated, all accountants fees and expenses incurred by any party to the transaction agreement in connection with the audit of any financial statements relating to the Westway business or any transferred company or the preparation, filing, amendment and distribution of this proxy statement will be paid by us. Any transfer, documentary, sales, use, stamp, registration and other such taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the business combination will be borne 50% by ED&F Man and 50% by us.

        Subject to the agreement of the parties to cooperate, all necessary tax returns and other documentation with respect to all such transfer taxes, fees and charges will be filed by the party required by law to file them. Regardless of whether the business combination is consummated, except as otherwise provided therein, each party will pay its own expenses incident to the transaction agreement and the business combination.

Amendment, Waiver, Assignment

        The transaction agreement may be amended at any time prior to the closing thereunder by action taken by the ED&F Man parties, Westway Terminal Company Inc., Westway Feed Products, Inc. and the Shermen parties, and after the closing by the ED&F Man parties, us and the surviving limited liability companies. The transaction agreement may not be amended or modified except by an instrument in writing signed on behalf of all of the persons specified in the preceding sentence. The transaction agreement may not, without the prior written consent of the other parties thereto, be assigned by operation of law or otherwise, and any attempted assignment will be null and void.

Governing Law

        The transaction agreement is governed by and is to be construed in accordance with the laws of the State of New York.

Additional Agreements

        The transaction agreement provides that at and as a condition to the closing, Shermen and ED&F Man or their respective affiliates will enter into a number of ancillary agreements, including those described below under "Other Agreements and Documents."

OTHER AGREEMENTS AND DOCUMENTS

Stock Escrow Agreement

        As a condition to the closing, we will be entering into a stock escrow agreement among us, ED&F Man, our sponsor and Continental Stock Transfer & Trust Company, as escrow agent. The following is a summary of the material provisions of the stock escrow agreement to be entered into between us and the other parties thereto at the closing, which we refer to as the "stock escrow agreement."

  Deliveries to Escrow Agent

        At the closing, we will deliver to an escrow agent, which we refer to as the "escrow agent," for deposit into an escrow account, which we refer to as the "escrow account," approximately 12.2 million newly-issued shares of our Series A Preferred Stock, issued to ED&F Man, as part of the consideration for the business combination.

        In addition, six months after the closing, approximately 2.9 million shares of our common stock owned by our sponsor, which would otherwise have been released from escrow, will be transferred, subject to certain exceptions, to the escrow account established under the stock escrow agreement in accordance with irrevocable instructions provided by our sponsor to the escrow agent with which such shares are currently deposited.

  Dividends on Escrowed Shares

        To the extent permitted under our amended and restated certificate of incorporation to be filed at closing, we will pay and deliver any cash dividends declared and payable in respect of any shares held in the escrow account to the escrow agent for deposit in the escrow account. That amended and restated certificate of incorporation will provide, however, that dividends and other distributions on the shares held in the escrow account will accrue on our books and records, but will not be paid to the holders of those shares while those shares are held in escrow. We will pay all dividends and other distributions that have accrued on these shares during the period from the closing until the date of release from escrow only if and when these shares are released from escrow in accordance with the stock escrow agreement.

  Releases from Escrow

        The escrow agent will not release any shares, warrants or funds held in the escrow account unless it first receives a written instruction letter signed by us, ED&F Man and our sponsor in the form prescribed by the stock escrow agreement. The shares of our common stock and of Series A Preferred Stock held in escrow in the name of our sponsor or ED&F Man are to be released from escrow upon receipt by the escrow agent of instructions to do so in the circumstances described below. Any escrowed shares which are subsequently released from escrow pursuant to the stock escrow agreement will be treated, in all cases, as if those shares had been issued and delivered at the closing to the person receiving those shares upon their release from escrow, and as if such shares were outstanding as of the closing date.

  Release of Shares upon Our Achievement of Earnings or Share Price Targets

        The approximately 12.2 million shares of our Series A Preferred Stock to be delivered to the escrow agent for deposit into the escrow account, and issued to ED&F Man as part of the consideration for the business combination, which we refer to as "ED&F Man's escrowed shares," and the approximately 2.9 million shares of our common stock that are owned by our sponsor, but are to continue to be held in the escrow account at the closing, which we refer to as the "sponsor's escrowed shares," will be released to that subsidiary and our sponsor, as the case may be, in up to three increments if—and only if—the combined company achieves the earnings or share price performance targets described below. The earnings targets are based on income (loss) before net interest, defined as the aggregate of interest expense and interest income, income tax, and depreciation and amortization. We refer to this measure of earnings as "EBITDA."

        First Release Targets.    If the closing share price of the combined company's common stock on any five trading days within a seven trading day consecutive period has exceeded $6.50 per share, or the combined company's reported EBITDA has exceeded $52.0 million for any 12 month period, then, following receipt of an instruction letter, the escrow agent will release:

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  to ED&F Man, one-third of ED&F Man's escrowed shares, together with any new shares issued in respect of these released escrowed shares and any cash dividends accrued but not paid on these released escrowed shares and new shares, which we refer to as the "additional escrow items," but not before November 1, 2009, even if the EBITDA or share price target were achieved prior to that date; and

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  to our sponsor, one-third of the sponsor's escrowed shares, and any additional escrow items attributable to those released shares, but not before the date that is six months after the closing, even if the EBITDA or share price target were achieved prior to that date.

        Second Release Targets.    If the share price of the combined company's common stock on any five trading days within a seven trading day consecutive period has exceeded $7.00 per share, or the combined company's reported EBITDA has exceeded $57.0 million for any 12 month period, then, following receipt of an instruction letter, the escrow agent will release:

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  to ED&F Man, that number of ED&F Man's escrowed shares that, when added to the number, if any, of ED&F Man's escrowed shares already released as a result of the combined company having achieved the EBITDA or share price targets described above under "First Release Targets," constitute two-thirds of ED&F Man's escrowed shares, and any additional escrow items attributable to those released shares, but not before November 1, 2010, even if the EBITDA or share price target were achieved prior to that date; and

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  to our sponsor, that number of the sponsor's escrowed shares that, when added to the number, if any, of the sponsor's escrowed shares already released as a result of the combined company having achieved the EBITDA or share price targets described above under "First Release Targets," constitute two-thirds of the sponsor's escrowed shares, and any additional escrow items attributable to those released shares, but not before the date that is six months after the closing, even if the EBITDA or share price target were achieved prior to that date.

        Third Release Targets.    If the share price of the combined company's common stock on any five trading days within a seven trading day consecutive period has exceeded $7.50 per share, or the combined company's reported EBITDA has exceeded $62.0 million for any 12 month period, then, following receipt of an instruction letter, the escrow agent will release:

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  to ED&F Man, all of ED&F Man's escrowed shares, if any, still held in the escrow account, and all additional escrow items attributable to those released shares, but not before November 1, 2011 even if the EBITDA or share price target were achieved prior to that date; and

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  to our sponsor, all of the sponsor's escrowed shares, if any, still held in the escrow account, and all additional escrow items attributable to those released shares, but not before the date that is six months after the closing, even if the EBITDA or share price target were achieved prior to that date.

  Release of Shares upon Change of Control

        If there is a change of control of the combined company after the closing, the escrow agent will, promptly upon receipt of an instruction letter, release and deliver:

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  to our sponsor, all of our sponsor's shares of our common stock (including those shares of our common stock placed in escrow pursuant to the original stock escrow agreement, together with any new shares issued, or cash dividends paid, in respect of the escrowed shares (which new shares and cash dividends we refer to collectively as "additional escrow items"), provided such instruction letter is delivered after the date that is six months after the closing; and

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  to ED&F Man, all of ED&F Man's shares of Series A Preferred Stock held in the escrow account and all additional escrow items, if any, attributable to those shares.

  Release of Shares in respect of a Capital Expenditure Shortfall

        If there is a capex shortfall amount, (as described in more detail in the section entitled "The Transaction Agreement" beginning on page 199 of this proxy statement), the escrow agent will, promptly upon receipt of an instruction letter, release from escrow and deliver to us for cancellation the number of escrowed shares of Series A Preferred Stock issued to ED&F Man required to be released in respect of the capex shortfall amount. We will cancel and retire these shares if and when we receive them from the escrow agent.

        Please see the summary of the transaction agreement in the section entitled "The Transaction Agreement," beginning on page 199 of this proxy statement, relating to capital expenditure adjustments, and the transaction agreement, attached hereto as Annex A, for a more detailed discussion of the release of shares in respect of a capital expenditure shortfall.

        The foregoing is a summary of selected material provisions of the proposed stock escrow agreement. This summary is qualified in its entirety by reference to the proposed stock escrow agreement, which is incorporated by reference in its entirety and attached to this proxy statement as Annex E. Stockholders are urged to read the proposed stock escrow agreement in its entirety.

Stockholder's Agreement

        Under the stockholder's agreement, among other things:

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  For so long as ED&F Man and its affiliates (other than the Jersey trustee, as trustee for the employee trust, and any affiliate who is a natural person) collectively beneficially own at least 15% of the outstanding shares of our common stock (determined assuming that the Series A Preferred Stock issued in the name of ED&F Man and its affiliates at the time of such determination have been converted into shares of our common stock), we will provide ED&F Man with sufficient management and financial information and reports to allow ED&F Man to monitor the conduct of the combined company, and ED&F Man will have the right to inspect our books and properties;

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  Except as specifically provided in the transaction agreement and the ancillary agreements, for so long as ED&F Man and its affiliates (other than the Jersey trustee, as trustee for the employee trust, and any affiliate who is a natural person) collectively beneficially own at least 20% of the outstanding shares of our common stock (determined assuming that the Series A Preferred Stock owned by ED&F Man and its affiliates at the time of such determination have been converted into shares of common stock), we may not take, approve or otherwise ratify any of the following actions, and may not permit any of our subsidiaries to take any such action, without the prior written approval of ED&F Man:

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    any investment having a fair market value of greater than $5.0 million in any entity that engages in any business other than our or our subsidiaries' existing lines of business and lines of business reasonably related thereto;

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    any transaction the definitive agreements with respect to which contain provisions pursuant to which we or any of our subsidiaries explicitly assume any specific material environmental liability;

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    any material amendment, alteration or change to the provisions of our or any of our subsidiaries' organizational documents, including creating any class or series of equity security ranking senior to, or on par with, the Series A Preferred Stock;

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    any increase or decrease in the size of our board of directors or that of any of our subsidiaries;

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    any amalgamation, corporate reorganization, business combination, merger or consolidation transaction involving, or sale of, all or substantially all of our or any of our subsidiaries' assets;

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    any reorganization, reclassification, reconstruction, consolidation or subdivision of its capital stock or the creation of any different class of securities;

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    a declaration of bankruptcy, dissolution, voluntary liquidation or voluntary wind-up of us or any of our subsidiaries;

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    any agreement that would explicitly restrict or prohibit the authorization, declaration, payment or setting apart for payment of any dividend to the holders of shares of Series A Preferred Stock, other than agreements (i) existing or to be entered into on the date of the stockholder's agreement, (ii) containing any such restriction or prohibition applicable to a subsidiary at the time the subsidiary is acquired or (iii) entered into in connection with the refinancing, extension or replacement of any such existing agreements on terms and subject to conditions that are not more restrictive or prohibitive as those contained in such existing agreements with respect to the authorization, declaration, payment or setting apart for payment of dividends to the holders of shares of Series A Preferred Stock;

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    any material change in the scope of our or any of our subsidiaries' business and operations;

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    any repurchase or redemption of any equity securities other than (i) from employees in connection with the cashless exercise of stock options or other stock awards and the repurchase by us of shares of our common stock from our employees in accordance with terms of a stock award and (ii) the repurchase or redemption of outstanding warrants to purchase our common stock (other than from our founder or any of our officers or directors) for an aggregate purchase price not greater than $15.0 million;

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    any issuance or sale of any equity securities other than pursuant to an employee stock option or share plan that has been approved by our board of directors (or by the board of directors of our applicable subsidiary) in accordance with the provisions of the applicable organizational documents and any agreement to which we or any of our subsidiaries, as the case may be, are a party that prescribes the applicable approval requirements;

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    the appointment or removal of our chief executive officer or the compensation or benefits of our chief executive officer;

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    the initiation or settlement of material litigation, arbitration or any other actions or proceedings outside of the ordinary course of business and other than involving ED&F Man;

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    any other transaction (or series of related transactions) outside the ordinary course of business that would result in the payment or receipt of consideration (including the incurrence or assumption of indebtedness and liabilities) by us or any of our subsidiaries having a fair market value in excess of $20.0 million, other than contracts with customers or suppliers; or

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    any agreement to take any of the foregoing actions;

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  ED&F Man will take all reasonable measures to ensure the confidentiality of non-public information that we furnish to ED&F Man or its affiliates which relates to our and our subsidiaries' business and affairs; and

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  ED&F Man has agreed that, so long as it has the rights regarding information and inspection described above, or has the right to elect at least one member of our board of directors, it will comply with our established insider trading policy.

        For purposes of the stockholder's agreement, affiliates do not include officers or employees of ED&F Man or its other affiliates.

        The foregoing is a summary of selected material provisions of the proposed stockholder's agreement. This summary is qualified in its entirety by reference to the proposed stockholder's agreement, which is incorporated by reference in its entirety and attached to this proxy statement as Annex F. Stockholders are urged to read the proposed stockholder's agreement in its entirety.

Registration Rights Agreement

        Under the registration rights agreement, ED&F Man and the participating employees will be granted rights to register under the Securities Act for sale to the public their shares of our common stock and, in the case of ED&F Man, the shares of our common stock into which its shares of Series A Preferred Stock are convertible, including the following:

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  The holders of at least 50% of the outstanding registrable securities (other than registrable securities held by the participating employees) under the registration rights agreement (which include the shares of our common stock held by ED&F Man and the shares of our common stock into which their shares of Series A Preferred Stock are convertible) will have the right, at any time after the date that is 18 months after the closing, to make up to four written demands that we effect a registration of all or a part of the holders' registrable securities under the Securities Act. The right to these demand registrations is subject to customary limitations, including as to the minimum number of registrable securities that can be registered in connection with any single demand and that we will not be obligated to make more than one such registration during any 180-day period. We will bear the expenses incurred in connection with any such registration.

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  These stockholders and the participating employees will also have "piggy-back" rights to include their shares in (or piggyback on) a registration that we initiate, and an unlimited number of short-form or Form S-3 registration rights with respect to registration statements filed subsequent to such date, subject to customary restrictions (including as to the minimum number of registrable securities that can be registered in connection with any single demand and that we will not be obligated to make more than two such registrations during any 360-day period). We will bear the expenses incurred in connection with any such registration.

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  As soon as the registration rights agreement is executed, the participating employees will be deemed to have requested that we register their shares for sale to the public pursuant to a registration statement on Form S-3 once we have met the eligibility requirements for use of Form S-3. The 18-month period that must elapse before a stockholder may make a written demand for registration as described above does not apply to this registration request. We will bear the expenses incurred in connection with this registration.

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  After the receipt of any request of a short form registration from the holders of at least 50% of the outstanding registrable securities (other than the registrable securities held by the participating employees) under the registration rights agreement (which includes the shares of our common stock held by ED&F Man and the shares of our common stock into which its shares of Series A Preferred Stock are convertible), the participating employees will have "piggy-back" rights to include their shares in (or piggyback on) the related registration. We will bear the expenses incurred in connection with any such registration.

        The registration rights agreement also sets forth, among other things, customary registration procedures that prescribe the manner in which we must effect the registration and sale of the registrable securities. The rights of any holder of registrable securities, other than the participating employees, to these registration rights will terminate if that holder ceases to own 10% or more of our outstanding shares of common stock (determined on an "as-converted" basis assuming the conversion of all Series A Preferred Stock into common stock). The rights of any participating employee to these registration rights will terminate on the earlier of the first date that the participating employee no longer owns any shares of our common stock and the date of the first anniversary of the date on which the registration statement on Form S-3 was declared effective.

        The foregoing is a summary of selected material provisions of the proposed registration rights agreement. This summary is qualified in its entirety by reference to the proposed registration rights agreement, which is incorporated by reference in its entirety and attached to this proxy statement as Annex G. Stockholders are urged to read the proposed registration rights agreement in its entirety.

Molasses Supply Agreement

        General.    At the closing, the combined company will enter into a molasses supply agreement, or the "molasses agreement", with ED&F Man in substantially the form attached to the transaction agreement. Pursuant to the molasses agreement, ED&F Man will be our exclusive provider of cane molasses. The initial term of the molasses agreement is for a period of 10 years, after which, the molasses agreement will automatically renew for successive one year periods, unless either party gives notice of non-renewal. The molasses agreement may be terminated by either party if the other party is in breach thereof and such breach has not been cured or if the other party becomes insolvent.

        Purchase Commitments.    Our volume requirements for the first six months after closing will be set forth in an exhibit to the molasses agreement. After those six months, we will be required to notify ED&F Man of the total volume of cane molasses we require on a rolling basis and at least six months in advance. Within five days after it receives this monthly notice, ED&F Man may notify us that it will not be able to supply a specific quantity of such cane molasses, in which case, our purchase commitment for that month will be so reduced and we may purchase the volume of cane molasses that ED&F Man is unable to supply from any other source.

        Changes in Purchase Commitments.    In addition, following the establishment of purchase commitments, either party may notify the other that it will not be able to meet its obligation to purchase or sell, as applicable, all or a portion of the purchase commitment for a particular month and the notified party shall use commercially reasonable best efforts to mitigate such party's damages. The notifying party shall only be liable for direct damages caused by such failure to perform if the quantity of cane molasses purchased or sold by the notified party is less than 90% of the purchase commitment for that particular month. The combined company and ED&F Man both must follow certain procedures in the molasses agreement if we want to purchase more than the forecast amount of molasses in any particular month, or ED&F Man wants to sell more than the forecast amount in any particular month.

        Pricing Mechanisms.    The parties may agree to different pricing mechanisms for lots of cane molasses delivered to different feed facilities and to different pricing mechanisms for separate lots of cane molasses delivered to the same feed facilities. The pricing mechanisms set forth in the molasses agreement are intended to give us the benefit of market prices for molasses purchased from ED&F Man.

        Most Favored Nation.    In addition to the pricing protection provided by the pricing mechanisms, we have the benefit of two "most favored nation" provisions, one pertaining to spot sales of molasses and one pertaining to long-term agreements for the sale of molasses. The first most favored nation provision provides that, if ED&F Man makes a spot sale of a certain minimum amount of cane molasses to one of our competitors in the liquid animal feed manufacturing or distribution business, ED&F Man must offer the fixed price quote for the same time frame in the same animal feed market and up to the same quantity as the cane molasses sold in the spot sale; provided that the cane molasses that we are purchasing in such time and market is to be priced pursuant to formula pricing. The second most favored nation provision requires ED&F Man to offer to amend the formula pricing mechanism to match the pricing provisions of the underpriced agreement, if ED&F Man enters into an underpriced agreement. An underpriced agreement is an agreement of ED&F Man for the sale of cane molasses to one of our competitors in the liquid animal feed manufacturing or distribution business that has a term of more than one year and provides for a weighted average purchase price (adjusted to take into consideration all other financial terms affecting gross profit margin) reasonably anticipated to be lower in any one year period than the weighted average price obtained using the formula pricing mechanism for sales of cane molasses having the same timing, volume and destinations.

        Product Recalls and Indemnification.    If a recall is due to our negligence or intentional act, we shall be solely responsible for any costs and damages emanating therefrom. If a recall is due to the negligence, intentional acts or furnishing of ingredients or supplies by ED&F Man that do not meet the requirements of the molasses agreement, ED&F Man will be solely responsible for any costs and damages emanating therefrom. ED&F Man is required to indemnify us for any damages to the extent arising from cane molasses not meeting the requirements of the molasses agreement, ED&F Man's negligence or intentional misconduct or ED&F Man's performance or failure to perform its obligations under the molasses agreement (except to the extent such damages are directly attributable to our negligence or willful misconduct). We are required to indemnify ED&F Man for any damages to the extent arising from our negligence or intentional misconduct or our performance or failure to perform our obligations under the molasses agreement (except to the extent such damages are directly attributable to the negligence or willful misconduct of ED&F Man).

        Other Provisions.    The molasses agreement also specifies shipment and delivery obligations, including our right to reject any cane molasses that fails to conform in all material respects to the quality or specifications required therein. Depending on the location of the feed facility, ED&F Man will invoice us either upon placement of the loaded rail cars, barges or trucks with a reputable carrier for shipment with payment due within 30 days of delivery at the destination feed facility or at the end of each calendar month with payment due within 5 days of the date of the invoice. The rail cars used by ED&F Man for the shipment of cane molasses are subject to specific terms and conditions specified in the molasses agreement. In addition, we have agreed to establish and maintain sufficient storage capacity to safely store at least the minimum amount specified in the molasses agreement with respect to certain of its feed facilities. Finally, each party is subject to standard confidentiality provisions.

        The foregoing is a summary of the material provisions of the molasses agreement agreement. The molasses agreement is Exhibit A to the transaction agreement, which was filed with a Form 8-K on January 20, 2009.

Storage Strategic Alliance Agreement and Terminal Service Agreement

        General.    At the closing, the combined company and ED&F Man will enter into a storage strategic alliance agreement, which we refer to as the "strategic alliance agreement," in substantially the form attached to the transaction agreement and a master terminal service agreement, which we refer to as the "TSA," that will replace the existing terminal service agreement between the parties, along with schedules to the TSA describing the storage services and rates that we will provide to ED&F Man at each terminal facility. The strategic alliance agreement is a 20 year strategic agreement relating to the provision of bulk liquid storage services to ED&F Man, which automatically renews for successive 10 year periods, unless either party gives notice of non-renewal. The strategic alliance agreement may be terminated by either party if the other party is in breach thereof and such breach has not been cured or if the other party becomes insolvent. ED&F Man may terminate any schedule to the TSA if it determines that it would be in its best interest to terminate such schedule.

        Strategic Planning and Development.    ED&F Man will use its commercially reasonable best efforts to keep us apprised of its then-current and projected bulk liquid storage needs and we will use our commercially reasonable best efforts to keep ED&F Man apprised of our bulk liquid storage availability. To this end, the parties will meet annually to conduct joint strategic planning. If needed by ED&F Man and if we anticipate having sufficient storage capacity, the parties will work in good faith to negotiate to expand the storage being provided pursuant to the TSA. If none of our facilities have the required excess capacity, the parties will explore whether we should acquire or develop additional facilities and, if acquired or developed, negotiate to expand the storage being provided pursuant to the TSA. If the parties do not reach agreement on storage expansion, ED&F Man may contract for such storage services from any other third-party provider or develop its own storage facilities. With respect to any storage facilities developed by ED&F, we have a right of first refusal on any sales by ED&F Man of its storage facilities having an aggregate value of at least $500,000.

        Right of Last Refusal.    Pursuant to the strategic alliance agreement, we have a right of last refusal with respect to all of ED&F Man's third-party bulk liquid storage requirements. ED&F Man cannot accept any offer or otherwise contract for bulk liquid storage services provided by any person other than us unless they have notified us of their bulk liquid storage needs and we do not reach agreement on the provision of the storage services. In such event, ED&F Man may solicit offers, but prior to accepting any such offers from third parties, ED&F Man must first offer to procure the services from us on similar terms and conditions. In return, the combined company will give ED&F Man certain price protection provisions with respect to products stored by ED&F Man at the combined company's sites.

        Supplemental Capacity.    We will notify ED&F Man of bulk liquid storage capacity availability and will not commit such capacity for five business days after such notification. ED&F Man may reserve any portion of such capacity (for use commencing no later than 90 days after reservation) by delivering notice thereof within five business days.

        Pricing.    With respect to each schedule to the TSA, we will offer ED&F Man a base storage price per barrel of bulk liquid storage capacity at the current market rates for the storage of any comparable product at such combined company facility, provided, however, that the base storage price offered by us will not exceed the lowest "Adjusted base storage price" offered to any third-party customer of ours within the immediately preceding one year period for the storage of any comparable product at such Shermen facility, if such offers were made. "adjusted base storage price" means the base storage price per barrel of storage capacity set forth in the TSA, adjusted (upward or downward) to take into consideration all other financial terms of such TSA that reasonably affect the gross profit margin per barrel of bulk liquid storage capacity received by us in order to allow a fair comparison of the pricing provisions of one terminal service agreement to another.

        Confidentiality.    Each party is subject to customary confidentiality provisions.

        The foregoing is a summary of the material provisions of the strategic alliance agreement. The strategic alliance agreement is Exhibit I to the transaction agreement, which was filed with a Form 8-K on January 20, 2009.

Shared Services Agreement

        General.    At the closing, we will enter into a shared service agreement, which we refer to as the "services agreement", with ED&F Man in substantially the form attached to the transaction agreement. The services agreement provides that each party make available certain services on a basis substantially consistent with the parties' historical practice.

        Services.    The services being provided by ED&F Man include services of the internal tax department and staff worldwide, services of the internal human resources department and staff located outside North America, telecommunication, computer and data-processing services and support provided outside North America, financial and accounting support, recordkeeping, customer billing and collections, order processing, accounts payable processing, and reporting of the purchases and sales of products and services to third parties from outside of North America, the services of the Health, Safety, Environmental, and Quality Department and staff located outside North America, secondment of employees, employee administrative services, legal advisory services, and treasury management services located outside North America, and the office space and related services located outside North America. The services being provided by us include the services of the internal human resources department and staff located in North America, all computer and data processing services and support provided to ED&F Man in North America, financial and accounting support, recordkeeping, customer billing and collections, order processing, accounts payable processing, and reporting of purchases and sales of products to third parties from North America, the services of the Health, Safety, Environmental, and Quality Department and staff located in North America, the services of insurance department and staff, and the office space and related services located in North America. In addition, each party will use its commercially reasonable efforts to provide such other services as are reasonably requested by the other party. The parties' obligation to deliver any service is conditional upon such party obtaining any required consents.

        Services Fees.    All services are charged at the cost of all labor (including, without limitation, the cost of all employment taxes and benefits), overhead, services, and materials expenditures allocated, without markup, to such product or service.

        Termination.    Any one or more of the services may be terminated (i) upon mutual agreement of the combined company and ED&F Man, or (ii) at either party's option, effective as of any date following the first anniversary of the date of the agreement, upon at least one hundred eighty (180) days' advance notice to the other party. Upon thirty (30) days' written notice, either party may terminate the agreement with respect to any service or, at its option, suspend performance of its obligations with respect thereto, in either case in the event of the failure of the other party to pay any invoice with respect to such service within thirty (30) days of the receipt of such invoice or upon any other material breach by the other party of the agreement with respect to such service, unless (i) such party is disputing the invoice in good faith and has paid, or does pay within the thirty (30) day notice period, all amounts not in dispute or (ii) such party shall have paid the invoice or cured such breach within the thirty (30) day notice period. Under certain circumstances, upon termination of the agreement, one party may be responsible for all reasonable rationalization expenses directly related to such termination.

        Limitation of Liability; Indemnification.    Each party agrees to indemnify and hold the other harmless from any damages arising out of or resulting from a third-party claim regarding the such party's performance, purported performance or nonperformance of the Services Agreement (whether arising out of such party's negligence, intentional misconduct, or otherwise), provided, however, that a party will not indemnify the other party to the extent that such third-party claim directly arises out of or results from the other party's performance, purported performance or nonperformance of the service agreement (whether arising out of negligence, intentional misconduct, or otherwise). The maximum liability of a party providing a service to, and the sole remedy of, the service recipient for breach of the Services Agreement or otherwise with respect to services is a refund of the price paid for the particular service or, at the option of service recipient, a redelivery (or delivery) of the service, unless the breach arises out of the gross negligence or willful failure of performance of the service provider. The agreement also provides for indemnification for liabilities incurred with respect to the secondment of employees.

        Confidentiality and Nonsolicitation of Employees.    Each party is subject to customary confidentiality and nonsolicitation of employees provisions.

        The foregoing is a summary of selected material provisions of the proposed service agreement. This summary is qualified in its entirety by reference to the proposed service agreement, which is incorporated by reference in its entirety and attached to this proxy statement as Annex H. Stockholders are urged to read the proposed service agreement in its entirety.

Stock Exchange Agreement

        As a condition to the closing, we and our sponsor will, at or prior to the closing, enter into a stock exchange agreement pursuant to which, among other things:

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  concurrently with the consummation of the closing we and our sponsor will instruct the escrow agent currently holding such shares in escrow to deliver to us for cancellation and retirement 1.1 million shares of our common stock owned by our sponsor upon their release from escrow six months after the closing, which shares we will cancel and retire upon receipt; and

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  upon receipt of such shares for cancellation, we will issue to and in the name of our sponsor and deliver to our sponsor (i) warrants (each with an exercise price of $5.00 per share) to purchase 1.0 million shares of our common stock, (ii) 60,000 shares of Series A Preferred Stock, and (iii) 40,000 shares of our common stock.

        Pursuant to an agreement to be entered into between us and our sponsor at the closing, the holders of these warrants will be given the right to require the combined company to register for resale the shares of common stock issuable upon exercise of these warrants, subject to customary limitations and modifications.

        The foregoing is a summary of selected material provisions of the proposed stock exchange agreement. This summary is qualified in its entirety by reference to the proposed stock exchange agreement, which is incorporated by reference in its entirety and attached to this proxy statement as Annex I. Stockholders are urged to read the proposed stock exchange agreement in its entirety.

Proxy Agreement

        As a condition to the closing, ED&F Man and our sponsor will, at or prior to the closing, enter into a proxy agreement, which we refer to as the "proposed proxy agreement", pursuant to which, among other things, our sponsor will appoint ED&F Man as its irrevocable proxy (until ED&F Man and its affiliates cease to own any Series A Preferred Stock) to vote each of the shares of Series A Preferred Stock to be issued to our sponsor pursuant to the stock exchange agreement described above under "Other Agreements and Documents—Stock Exchange Agreement" in any lawful manner ED&F Man deems appropriate at every meeting of our stockholders or in connection with any written consent of our stockholders. In addition, for so long as ED&F Man or any of its affiliates owns any Series A Preferred Stock, our sponsor will not transfer any of the Series A Preferred Stock it owns unless the transferee agrees to be bound by all of the terms and conditions of the proxy agreement as if it were our sponsor.

        The foregoing is a summary of selected material provisions of the proposed proxy agreement. This summary is qualified in its entirety by reference to the proposed proxy agreement, which is incorporated by reference in its entirety and attached to this proxy statement as Annex J. Stockholders are urged to read the proposed proxy agreement in its entirety.

Amended and Restated By-Laws

        In connection with the consummation of the business combination, we will, at or prior to the closing, amend and restate our existing by-laws to, among other things:

  •
  allow ED&F Man to call special meetings of stockholders solely for the purpose of electing those directors elected by the holders of Class B Common Stock;

  •
  fix the size of our board of directors at seven, and prescribe the manner in which the size of our board of directors may be increased or decreased;

  •
  set forth provisions concerning the respective rights of the holders of our Class A Common Stock and Class B Common Stock, with respect to the nomination, election and removal of directors and the filling of vacancies on our board of directors;

  •
  provide that, unless otherwise prohibited by applicable law, rule or regulation, or by the rules of any securities exchange or securities market on which our securities are traded, and for so long as ED&F Man and its affiliates (which for these purposes shall exclude affiliates of ED&F Man who are natural persons) own at least 10% of our outstanding common stock, each committee of our board of directors will include at least one director elected by the holders of Class A Common Stock and one director elected by the holders of Class B Common Stock; provided that if any committee is composed of more than two members, the majority of the members of that committee will be directors elected by the holders of Class A Common Stock;

  •
  establish the titles and roles of our executive officers following the closing;

  •
  include additional provisions that are customarily included in the by-laws of publicly traded companies with operating businesses; and

  •
  otherwise be consistent and in conformity with the proposed amended and restated certificate of incorporation.

        In addition, our proposed amended and restated by-laws will provide that those by-laws may be amended only in the manner provided in the proposed amended and restated certificate of incorporation. This will provide that our board of directors is expressly authorized to make, alter, amend and repeal our by-laws by a majority vote of directors, subject to the power of our stockholders to make, alter, amend or repeal the by-laws, but that sections 9.1 (Power to Amend) and Articles II (Meetings of Stockholders) and III (Directors) of the by-laws may be amended or repealed, and new by-laws may be adopted that would supersede, limit or otherwise alter the affect of these sections, only (i) by our board of directors by a vote of the directors that includes the affirmative votes of a majority of the directors elected by the holders of our Class A Common Stock and a majority of the directors elected by the holders of our Class B Common Stock, and (ii) by our stockholders at an annual or special meeting called for such purpose by the affirmative votes by holders of at least a majority of the voting power of our Class A Common Stock and by holders of at least a majority of the voting power of our Class B Common Stock.

        The proposed amended and restated by-laws will also provide that, except as otherwise permitted by law or as described above, any by-law adopted by our board of directors may be amended or repealed at a stockholders' meeting by a vote of the holders of a majority of the shares entitled, at that time, to vote for the election of directors. If any by-law regulating any impending election of directors is adopted, amended or repealed by our board of directors, we will include in the notice of the next meeting of stockholders for the election of directors the by-law so adopted, amended or repealed, together with a concise statement of the changes made.

        The foregoing is a summary of selected material provisions of the proposed amended and restated by-laws. This summary is qualified in its entirety by reference to the proposed amended and restated by-laws, which is incorporated by reference in its entirety and attached to this proxy statement as Annex K. Stockholders are urged to read the proposed amended and restated by-laws in its entirety.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF SHERMEN

Ownership of Common Stock by Certain Beneficial Owners of Shermen WSC Acquisition Corp.

        The following table indicates the stockholders who have reported beneficial ownership of more than 5% of our outstanding shares of common stock as of May 7, 2009 (other than our officers or directors). The information below is based upon the most recent Schedules 13D and 13G filed with the SEC, except as otherwise known by us. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is determined to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Shermen Common Stock	Percent of Class(1)
Trustcorp (Jersey) Limited, as trustee of ED&F Man 2009 Employee Trust(2) c/o Trustcorp (Jersey) Limited, PO Box 393, 7-11 Britannia Place, Bath Street, St. Helier, Jersey JE4 845	5,016,300	17.4%
HBK Investments L.P.(3) 2101 Cedar Springs Road, Suite 700, Dallas, TX 75201	2,874,900	9.9%
QVT Financial LP(4) 1177 Avenue of the Americas, 9th Floor, New York, NY 10036	1,808,329	6.3%
Daniel S. Loeb(5) 390 Park Avenue, New York, NY 10022	1,619,000	5.6%
Poplar Securities Inc.(6) 372 Bay Street, 21st Floor, Toronto, Ontario M5H 2W9, Canada	1,620,000	5.6%
Loeb Arbitrage Management, LLC(7) 61 Broadway, 24th Floor, New York, NY 10006	1,607,329	5.6%
Bulldog Investors(8) Park 80 West, Plaza Two, Saddle Brook, NJ 07663	1,597,944	5.6%
Fir Tree SPAC Holdings 2, LLC(9) 505 Fifth Avenue, 23rd Floor, New York, NY 10017	1,516,500	5.3%

(1)
The percentage of ownership is based on 28,750,000 shares of our common stock outstanding as of February 28, 2009.

(2)
Based on information provided by ED&F Man on May 11, 2009. ED&F Man, as settlor of the ED&F Man 2009 Employee Trust, beneficially owns the 5,016,300 shares of common stock held by Trustcorp (Jersey) Limited, as trustee of ED&F Man 2009 Employee Trust and has voting control and investment discretion in connection therewith. ED&F Man's address is Cotton's Centre, Hay's Lane, London, SE1 2QE, England.

(3)
Based on a Schedule 13G/A filed by HBK Investments L.P., HBK Services LLC, HBK New York LLC, HBK Partners II L.P., HBK Management LLC, HBK Master Fund L.P. and HBK Special Opportunity Fund I L.P. on February 3, 2009. HBK Investments L.P. has delegated discretion to vote and dispose of the shares of common stock beneficially owned by it (such shares, the "Securities") to HBK Services LLC ("Services"). Services may, from time to time, delegate discretion to vote and dispose of certain of the Securities to HBK New York LLC, HBK Virginia LLC and/or HBK Europe Management LLP (collectively, the "Subadvisors"). Each of Services and the Subadvisors is under common control with HBK Investments L.P.

(4)
Based on a Schedule 13G/A filed by QVT Financial LP ("QVT Financial"), QVT Financial GP LLC, QVT Fund LP (the "Fund") and QVT Associates GP LLC on February 4, 2009. QVT Financial is the investment manager for the Fund, which beneficially owns 1,548,907 shares of common stock, and for Quintessence Fund L.P. ("Quintessence), which beneficially owns 169,690 shares of common stock. QVT Financial is also the investment manager for a separate discretionary account managed for a third party (the "Separate Account"), which holds 89,732 shares of common stock. QVT Financial has the power to direct the vote and disposition of the common stock held by the Fund, Quintessence and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 1,808,329 shares of common stock, consisting of the shares owned by the Fund and Quintessence and the shares held in the Separate Account. QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of common stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to beneficially own the aggregate number of shares of common stock owned by the Fund and Quintessence, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 1,718,597 shares of common stock. Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of the shares of common stock owned by the Fund and Quintessence and held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of all shares of common stock owned by the Fund and Quintessence, except to the extent of its pecuniary interest therein. The Fund acquired beneficial ownership of more than 5% of the outstanding shares of common stock as of January 7, 2008.

(5)
Based on a Schedule 13G/A filed by Third Point LLC and Daniel S. Loeb on February 10, 2009. Third Point LLC (the "Management Company") serves as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds") with respect to the shares of common stock directly owned by the Funds, and Mr. Loeb, who is the Chief Executive Officer of the Management Company, controls the business activities of the Management Company, with respect to such shares of common stock. Each of the Management Company and Mr. Loeb may be deemed to be the beneficial owner of such shares of common stock.

(6)
Based on a Schedule 13G filed by Polar Securities Inc. ("Polar Securities") and North Pole Capital Master Fund ("North Pole") on March 3, 2008. Polar Securities serves as the investment manager to North Pole and a number of discretionary accounts with respect to which it has voting and dispositive authority over the shares of common stock North Pole and such discretionary accounts beneficially own. Each of Polar Securities and North Pole disclaims any beneficial ownership of such shares of common stock.

(7)
Based on a Schedule 13G filed by Loeb Arbitrage Management, LLC ("LAM"), Loeb Arbitrage Fund ("LAF"), Loeb Offshore Fund Ltd. ("LOF"), Loeb Marathon Fund LP ("LMF") and Loeb Marathon Offshore Fund, Ltd. ("LMOF") on April 7, 2009. LAM is the beneficial owner of 164,724 shares of common stock, LAF is the beneficial owner of 1,245,715 shares of common stock, LOF is the beneficial owner of 93,250 shares of common stock, LMF is the beneficial owner of 70,186 shares of common stock and LMOF is the beneficial owner of 33,454 shares of common stock. LAF's general partner is LAM. LOF's registered investment advisor is Loeb Offshore Management, LLC ("LOM"), a Delaware limited liability company. LMF's investment advisor is LAM. LMOF's investment advisor is LOM.

(8)
Based on a Schedule 13G filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on May 4, 2009. Phillip Goldstein and Andrew Dakos are principals of Bulldog Investors. Clients of Phillip Goldstein and Andrew Dakos are entitled to receive dividends and sales proceeds.

(9)
Based on a Schedule 13G/A filed by Fir Tree SPAC Holdings 2, LLC ("SPAC Holdings 2") and Fir Tree, Inc. ("Fir Tree") on February 11, 2009. Fir Tree SPAC Master Fund, LP is the sole member of SPAC Holdings 2, and Fir Tree is the investment manager of SPAC Holdings 2. Fir Tree has been granted investment discretion over portfolio investments, including the common stock held by SPAC Holdings 2. Fir Tree may be deemed to beneficially own the shares of common stock held by SPAC Holdings 2 as a result of being the investment manager of SPAC Holdings 2.

Ownership of Common Stock by Directors and Executive Officers

        The following table shows certain information regarding the amount of our common stock beneficially owned as of May 1, 2009 by (a) the members of our board of directors; (b) our Chief Executive Officer and the four most highly compensated executive officers (other than the Chief

Executive Officer) (collectively, the "Named Executive Officers"); and (c) our directors and executive officers as a group.

Name, Address and Position(1)	Amount and Nature of Beneficial Ownership of Shermen Common Stock(2)	Percent of Class(3)
Francis P. Jenkins, Jr.(4)	5,663,750	19.7%
G. Kenneth Moshenek(5)	1,437,500	5.0%
John E. Toffolon, Jr.(6)	316,250	1.1%
Gregory St. Clair(7)	115,000	0.4%
Joseph F. Prochaska	28,750	0.1%
Donald D. Pottinger	28,750	0.1%
Michiel C. McCarty	—	*
All Directors and Executive Officers as a Group	5,750,000	20.0%

*
Less than 1%.

(1)
Unless otherwise noted, each person's address is in care of Shermen WSC Acquisition Corp., 230 Park Avenue, Suite 1000, New York, NY 10169.

(2)
For purposes of this security ownership table, beneficial ownership includes currently exercisable options and options exercisable within 60 days after May 1, 2009. Except as otherwise noted below, all shares of common stock, vested options and all restricted stock are owned beneficially by the individual listed with sole voting and/or investment power.

(3)
The percentage class is calculated by dividing: (1) the number of shares deemed to be beneficially held by such stockholder as of May 1, 2009, as determined in accordance with Rule 13d-3 of the Exchange Act; by (2) the sum of (A) 28,750,000 which is the number of shares of common stock outstanding as of May 1, 2009; plus (B) the number of shares of common stock issuable upon exercise of currently exercisable options and other derivative securities held by such stockholder.

(4)
Includes 5,663,750 shares held by Shermen WSC Holding LLC, over which Mr. Francis Jenkins, Jr. has sole voting and dispositive power.

(5)
These shares represent the portion of the shares owned by Shermen WSC Holding LLC that are allocated to Mr. Moshenek's capital account. Mr. Moshenek is a member of Shermen WSC Holding LLC, but does not have the right to vote or dispose of such shares. Accordingly, Mr. Moshenek disclaims beneficial ownership of such shares. Pursuant to the limited liability company agreement of Shermen WSC Holding LLC, in the event that Mr. Moshenek ceases to be actively engaged in the implementation of Shermen WSC Holding LLC's business plan prior to the consummation of Shermen's first business combination, Shermen WSC Holding LLC will have the option to purchase two-thirds of Mr. Moshenek's interest in Shermen WSC Holding LLC at cost.

(6)
These shares represent the 28,750 shares that Mr. Toffolon directly owns and the portion of the shares owned by Shermen WSC Holding LLC that are allocated to Mr. Toffolon's capital account. Mr. Toffolon is a member of Shermen WSC Holding LLC, but does not have the right to vote or dispose of the portion of the shares owned by Sherman WSC Holding LLC that are allocated to his capital account. Accordingly, Mr. Toffolon disclaims beneficial ownership of such shares. Pursuant to the limited liability company agreement of Shermen WSC Holding LLC, in the event that Mr. Toffolon ceases to be actively engaged in the implementation of Shermen WSC Holding LLC's business plan prior to the consummation of Shermen's first business combination, Shermen WSC Holding LLC will have the option to purchase two-thirds of Mr. Toffolon's interest in Shermen WSC Holding LLC at cost.

(7)
These shares represent the portion of the shares owned by Shermen WSC Holding LLC that are allocated to Mr. St. Clair's capital account. Mr. St. Clair is a member of Shermen WSC Holding LLC, but does not have the right to vote or dispose of such shares. Accordingly, Mr. St. Clair disclaims beneficial ownership of such shares. Pursuant to the limited liability company agreement of Shermen WSC Holding LLC, in the event that Mr. St. Clair ceases to be actively engaged in the implementation of Shermen WSC Holding LLC's business plan prior to the consummation of Shermen's first business combination, Shermen WSC Holding LLC will have the option to purchase two-thirds of Mr. St. Clair's interest in Shermen WSC Holding LLC at cost.

FUTURE STOCKHOLDER PROPOSALS

        We did not receive any stockholder proposals for inclusion in this proxy statement in connection with the annual meeting. However, if any other matters are properly brought before the meeting or any postponements or adjournments thereof, it is intended that the shares represented by proxies will be voted with respect to such matters in the discretion and judgment of the person acting under the proxies.

        Our annual meeting of stockholders for 2010 will be held on or about May 27, 2010, unless the date is changed by our board of directors. If you are a stockholder and you want to include a proposal in the proxy statement for the 2010 annual meeting, you need to provide it to us by no later than                    . You should direct any stockholder proposals to our Corporate Secretary at the address set forth below. If you want to present a matter of business to be considered at the 2010 annual meeting, under our proposed amended and restated by-laws you must give timely notice of the matter, in writing, to our Corporate Secretary. To be timely, the notice has to be given between 90 and 120 days before the date of the immediately preceding annual meeting. However, in the event that less than 70 days notice or prior public disclosure of the date of the 2010 annual meeting is given or made to stockholders, the notice must be received no later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed, or public disclosure of the date was made, whichever occurs first. Please note that any stockholder proposals submitted to our Corporate Secretary must also set forth the information required to be disclosed in connection with any such stockholder proposal by our amended and restated by-laws.

        If we are liquidated as a result of not consummating a business combination prior to May 30, 2009, there will be no annual meeting for 2010.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file reports and other information with the SEC that include important business and financial information about us that is not included in or delivered with this proxy statement. The SEC maintains a website that contains annual, quarterly and current reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's website address is http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room.

        Shermen stockholders who have questions about the transactions described in this proxy statement, the annual meeting or any other matter described in this proxy statement, who need assistance in voting their shares or who need a copy of this proxy statement should contact:

Shermen WSC Acquisition Corp.
c/o The Shermen Group
230 Park Avenue, Suite 1000
New York, NY 10169
Attention: Corporate Secretary
Telephone: (212) 332-2858

        ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT WITH RESPECT TO ED&F MAN AND WESTWAY HAS BEEN PROVIDED BY ED&F MAN AND ALL INFORMATION WITH RESPECT TO ANY INDIVIDUAL SECURITY HOLDER HAS BEEN SUPPLIED BY SUCH SECURITY HOLDER. ALL OTHER INFORMATION CONTAINED IN THIS PROXY STATEMENT, INCLUDING PRO FORMA INFORMATION, HAS BEEN PROVIDED BY US.

        WE WILL FURNISH TO STOCKHOLDERS COPIES OF OUR ANNUAL REPORT ON FORM 10-K, INCLUDING THE RELATED FINANCIAL STATEMENTS AND THE RELATED FINANCIAL STATEMENT SCHEDULES, WITHOUT CHARGE UPON YOUR WRITTEN REQUEST IF YOU ARE A RECORD OR BENEFICIAL OWNER OF OUR COMMON STOCK WHOSE PROXY WE ARE SOLICITING IN CONNECTION WITH THE ANNUAL MEETING. PLEASE ADDRESS REQUESTS FOR A COPY OF THE ANNUAL REPORT TO SHERMEN WSC ACQUISITION CORP., C/O THE SHERMEN GROUP, 230 PARK AVENUE, SUITE 1000, NEW YORK, NY 10169, ATTENTION: CORPORATE SECRETARY.

INDEX TO FINANCIAL STATEMENTS

Page

Shermen WSC Acquisition Corp. Unaudited Interim Financial Statements as of and for the
Three Months Ended March 31, 2009, as of December 31, 2008, for the Three Months Ended
March 31, 2008 and for the Period from April 18, 2006 (Inception) to March 31, 2009

Condensed Balance Sheets as of March 31, 2009 (Unaudited) and December 31, 2008	F-3
Condensed Statements of Operations (Unaudited) for the Three Months Ended March 31, 2009 and 2008 and for the Period from April 18, 2006 (Inception) to March 31, 2009	F-4
Statements of Stockholders' Equity (Unaudited) for the Period from April 18, 2006 (Inception) to March 31, 2009	F-5
Condensed Statements of Cash Flows (Unaudited) for the Three Months Ended March 31, 2009 and 2008 and for the Period from April 18, 2006 (Inception) to March 31, 2009	F-6
Notes to Unaudited Condensed Interim Financial Statements	F-7
Shermen WSC Acquisition Corp. Financial Statements as of and for the Years Ended December 31, 2008 and 2007 and the Period from April 18, 2006 (Inception) to December 31, 2008
Report of Independent Registered Public Accounting Firm	F-18
Balance Sheets as of December 31, 2008 and 2007	F-20
Statements of Operations for the Years Ended December 31, 2008 and 2007 and the Period from April 18, 2006 (Inception) to December 31, 2008	F-21
Statements of Stockholders' Equity for the Period from April 18, 2006 (Inception) to December 31, 2008	F-22
Statements of Cash Flows for the Years Ended December 31, 2008 and 2007 and the Period from April 18, 2006 (Inception) to December 31, 2008	F-23
Notes to Financial Statements	F-24

Shermen WSC Acquisition Corp. Financial Statements as of December 31, 2007 and 2006 and
for the Year Ended December 31, 2007, the Period from April 18, 2006 (Inception) to
December 31, 2006 and for the Period from April 18, 2006 (Inception) to December 31, 2007

Report of Independent Registered Public Accounting Firm	F-34
Balance Sheets as of December 31, 2007 and 2006	F-35

Statements of Operations as of December 31, 2007 and 2006 and for the Year Ended
December 31, 2007, the Period from April 18, 2006 (Inception) to December 31, 2006 and for the Period from April 18, 2006 (Inception) to December 31, 2007

F-36
Statements of Stockholder's Equity for the Period from April 18, 2006 (Inception) to December 31, 2007	F-37

Statements of Cash Flows as of December 31, 2007 and 2006 and for the Year Ended
December 31, 2007, the Period from April 18, 2006 (Inception) to December 31, 2006 and for the Period from April 18, 2006 (Inception) to December 31, 2007

F-38
Notes to Financial Statements	F-39
Westway Group Financial Statements
Report of Independent Registered Public Accounting Firm	F-47
Combined Carve-Out Statements of Income for the Three Months Ended January 31, 2009 and 2008 (unaudited) and the Years Ended October 31, 2008, 2007 and 2006	F-48
Combined Carve-Out Balance Sheets as of January 31, 2009 (unaudited) and October 31, 2008 and 2007	F-49

Page

Combined Carve-Out Statements of Cash Flows for the Three Months Ended January 31, 2009 and 2008 (unaudited) and the Years Ended October 31, 2008, 2007 and 2006	F-50
Combined Carve-Out Statement of Changes in ED&F Man Net Invested Capital as of January 31, 2009 (unaudited) and October 31, 2008, 2007 and 2006	F-51
Notes to Financial Statements	F-52

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED BALANCE SHEETS

	March 31, 2009	December 31, 2008
	(unaudited)
ASSETS
Current assets
Cash	$65,566	$190,455
Prepaid expenses	154,136	28,767

Total current assets	219,702	219,222
Other assets
Deferred taxes	860,000	712,000
Investments held in Trust Account	137,973,055	138,445,809

Total Assets	$139,052,757	$139,377,031

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$278,331	$199,659
Income taxes payable	—	286,000

Total current liabilities	278,331	485,659

Long-term liability
Deferred underwriters' fee	3,312,000	3,312,000

Total liabilities	3,590,331	3,797,659

Commitments
Common stock subject to redemption, (9,199,999 shares at redemption value, $5.95 per share)	54,743,994	54,743,994

Deferred interest related to common stock subject to possible redemption, net of taxes	227,278	323,305

Stockholders' equity
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued
Common stock, $.0001 par value; 100,000,000 shares authorized; 28,750,000 shares issued and outstanding as of March 31, 2009 and December 31, 2008 (including 9,199,999 shares subject to possible redemption), respectively	2,875	2,875
Additional paid-in capital	78,941,231	78,941,231
Retained earnings	1,547,048	1,567,967

Total stockholders' equity	80,491,154	80,512,073

Total liabilities and stockholders' equity	$139,052,757	$139,377,031

The accompanying notes are an integral part of these condensed interim financial statements.

 SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Period from April 18, 2006 (inception) to March 31, 2009
Revenue	$—	$—	$—
Interest income	77,316	1,016,441	5,461,635
Formation and operating costs	(321,396)	(187,189)	(2,076,977)

Income (loss) before provision for income taxes	(244,080)	829,252	3,384,658
Provision for (income taxes) benefit	127,134	(412,259)	(1,610,332)

Net income (loss) applicable to common stockholders	$(116,946)	$416,993	$1,774,326
Weighted average number of common shares subject to possible redemption, basic & diluted	9,199,999	9,199,999	5,729,749
Income (loss) per share subject to possible redemption, basic & diluted	$(0.01)	$0.04	$0.04

Weighted average number of common shares outstanding not subject to possible redemption, basic	19,550,001	19,550,001	14,344,625
Net income (loss) per common share, basic	$(0.01)	$0.02	$0.11

Weighted average number of common shares outstanding not subject to possible redemption, diluted	19,550,001	30,136,039	16,807,128
Net income per common share, diluted	$(0.01)	$0.01	$0.09

The accompanying notes are an integral part of these condensed interim financial statements.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF STOCKHOLDERS' EQUITY

For the period from April 18, 2006 (date of inception) to March 31, 2009

	Common Shares	Amount	Additional Paid-in Capital	(Deficit Accumulated During the Development Stage) Retained earnings		Total Stockholders' Equity
Sale of shares issued to Founders on May 1, 2006 at $0.005 per unit	5,750,000	$575	$24,425	$		$25,000
Net loss applicable to common stockholders					(16,031)	(16,031)

Balances as of December 31, 2006	5,750,000	$575	$24,425		$(16,031)	$8,969

Sale of 23,000,000 units on May 30, 2007 at $6 per unit in the public offering	23,000,000	2,300	137,997,700			138,000,000
Sale of warrants issued to Founders on May 30, 2007 at $0.70 per warrant			3,650,000			3,650,000
Underwriting and offering fees and expenses			(4,790,000)			(4,790,000)
Proceeds from public offering of common stock subject to possible redemption (9,199,999 shares common stock at redemption value)			(54,743,994)			(54,743,994)
Underwriters' discount and offering costs related to public offering and over-allotment option			(3,196,900)			(3,196,900)
Accretion of Trust Account relating to common stock subject to possible redemption, net of tax					(323,305)	(323,305)
Net income applicable to common stockholders					1,907,303	1,907,303

Balances at December 31, 2008	28,750,000	$2,875	$78,941,231		$1,567,967	$80,512,073

Accretion of Trust Account relating to common stock subject to possible redemption, net of tax (unaudited)					96,027	96,027
Net (loss) applicable to common stockholders (unaudited)					(116,946)	(116,946)

Balances at March 31, 2009 (unaudited)	28,750,000	$2,875	$78,941,231		$1,547,048	$80,491,154

The accompanying notes are an integral part of these condensed interim financial statements.

 SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	April 18, 2006 (date of inception) through March 31, 2009
Cash flows from operating activities
Net income (loss)	$(116,946)	$416,993	$1,774,326
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred tax benefit	(148,000)	(93,060)	(860,000)
Changes in operating assets and liabilities:
Prepaid expenses	(125,369)	19,125	(154,136)
Accounts payable and accrued expenses	78,672	(45,751)	278,331
Income taxes	(286,000)	(541,850)	—

Cash provided by (used in) operating activities	(597,643)	(244,543)	1,038,521

Cash provided by (used in) investing activities
Investments held in Trust Account	472,754	83,594	(137,973,055)

Cash flows from financing activities:
Proceeds from note payable, stockholder	—	—	150,000
Payments for note payable, stockholder	—	—	(150,000)
Payments of offering costs	—	—	(4,675,000)
Proceeds from sale of stock options from the offering	—	—	100
Proceeds from issuance of common stock from the offering	—	—	141,675,000

Net cash provided by financing activities	—	—	137,000,100

Net decrease in cash	(124,889)	(160,949)	—
Cash, beginning of the period	190,455	160,959	—

Cash, end of the period	$65,566	$—	$65,566

Supplemental schedule of :
Non-cash financing activity:
Deferred underwriters' fees	$—	$—	$3,312,000

Cash used for:
Taxes paid	$578,931	$1,159,670	$2,816,489

The accompanying notes are an integral part of these condensed interim financial statements.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

(Unaudited)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

        Shermen WSC Acquisition Corp. (a corporation in the development stage) (the "Company") was incorporated in Delaware on April 18, 2006. The Company was formed to acquire an operating business in the agriculture industry through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination. The Company has neither engaged in any operations nor generated significant revenue to date, with the exception of interest income earned on cash held in the trust account as described below. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting By Development Stage Enterprises," and is subject to the risks associated with activities of development stage companies. The Company has selected December 31st as its fiscal year end.

        The Company's management has broad discretion with respect to the specific application of the net proceeds of the Offering of Units (as defined in Note F below), although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with (or acquisition of) an operating business in the agriculture industry ("Business Combination"). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Since the closing of the Offering, at least 99.5% of the gross proceeds, after the payment of certain amounts to the underwriters for the Offering, are held in a trust account ("Trust Account") and invested in U.S. "government debt securities," defined as any Treasury Bill issued by the United States government having a maturity of one hundred and eighty (180) days or less or any open ended investment company registered under the Investment Company Act of 1940 that holds itself out as a money market fund and bears the highest credit rating issued by a United States nationally recognized rating agency, until the earlier of (i) the consummation of its first Business Combination or (ii) the distribution of the Trust Account as described below. The remaining proceeds will be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that 40% or more of the outstanding common stock of the Company (excluding, for this purpose, those shares of common stock of the Company issued prior to the Offering) vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. The stockholders who purchased Units in the Offering (the "Public Stockholders") and vote against a Business Combination will be entitled to convert their common stock into a pro rata share of the Trust Account (including the additional 4% fee of the gross proceeds of the Offering payable to the underwriters for the Offering upon the Company's consummation of a Business Combination), including any interest earned (net of taxes payable and the amount distributed to the Company to fund its working capital requirements) on their pro rata share, if the Business Combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a Public Stockholder's conversion rights. A Public Stockholder must also affirmatively exercise such conversion rights at or prior to the time the Business Combination is voted upon by the stockholders. If holders of no more than approximately 39.99% of the shares sold in the Offering vote against a Business Combination and seek to exercise their conversion rights and such Business Combination is consummated, the stockholders who held shares of common stock of the Company (the "Founding Stockholders") have agreed to forfeit and return to the Company for cancellation a number of shares so that they will collectively own no more than 23.0% of the Company's outstanding common

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

(Unaudited)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

NOTE A—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (Continued)

stock upon consummation of such Business Combination (without giving effect to any shares that may be issued in such Business Combination). If the Company is unable to effect a Business Combination and liquidates, none of the Founding Stockholders will receive any portion of the proceeds of the Offering held in the Trust Account to be distributed to the Company's stockholders with respect to common stock owned by them immediately before the Offering. As of March 31, 2009, after giving effect to a 1.15 for 1 stock split which was effected immediately prior to the Offering, all of the Founding Stockholders, including all of the directors and officers of the Company, have agreed to vote all of the shares of common stock of the Company held by them in accordance with the vote of the majority in interest of all other stockholders of the Company.

        In the event that the Company does not consummate a Business Combination within 18 months from the date of the consummation of the Offering, or 24 months from the consummation of the Offering (May 27, 2007) if certain extension criteria have been satisfied, the proceeds held in the Trust Account will be distributed to the Public Stockholders, excluding the Founding Stockholders to the extent of their initial stock holdings. In the event of such distribution, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Offering (assuming no value is attributed to the Warrants contained in the Units offered in the Offering discussed in Note F).

NOTE B—BASIS OF PRESENTATION

        The accompanying condensed interim financial statements have been prepared by the Company and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position as of March 31, 2009 and the financial results for the three months ended March 31, 2009 and 2008 and from April 18, 2006 (date of inception) to March 31, 2009, in accordance with accounting principles generally accepted in the United States of America for interim financial statements and pursuant to the instructions to the Quarterly Report on Form 10-Q and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in the Company's annual audited financial statements have been condensed or omitted pursuant to such rules and regulations.

        The results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results of operations to be expected for a full fiscal year. These unaudited condensed interim financial statements should be read in conjunction with the audited financial statements for the fiscal year ended December 31, 2008, which are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC.

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development stage company:

        The Company complies with the reporting requirements of SFAS No. 7, "Accounting and Reporting by Development Stage Enterprises."

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

(Unaudited)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per common share:

        The Company complies with the accounting and disclosure provision of SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires dual presentation of basic and diluted income per common share for all periods presented. Basic income per common share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the income of the Company. The difference between the number of shares used to compute basic income per common share and diluted income per common share relates to additional shares to be issued upon the assumed exercise of stock options and warrants, net of shares hypothetically repurchased at the average market price with the proceeds of exercise. The Company used treasury stock method to calculate the diluted earnings per share based on the outstanding warrants issued in the private placement, the initial public offering and the over allotment. As a result, the Company added 4,825,832, 10,586,038 and 2,462,503 shares as of the three months ended March 31, 2009 and 2008, and the period from April 18, 2006 (date of inception) to March 31, 2009, respectively to its basic weighted average number of shares to arrive at the diluted shares used in its calculation of weighted average diluted earnings per share.

        The Company's statement of operations includes a presentation of earnings per share for common stock subject to possible redemption in a manner similar to the two-class method of earnings per share. Basic and diluted net income per share amount for the maximum number of shares subject to possible redemption is calculated by dividing the net interest attributable to common shares subject to possible redemption by the weighted average number of shares subject to possible redemption. Basic and diluted net loss per share amount for the common shares outstanding not subject to possible redemption is calculated by dividing the net loss exclusive of the net interest income attributable to common shares subject to redemption by the weighted average number of common shares not subject to possible redemption.

Concentration of credit risk:

        Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which potentially may, in the future, exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair value of financial instruments:

        The fair value of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," approximates the carrying amounts represented in the accompanying condensed balance sheets.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

(Unaudited)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes:

        The Company complies with SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

        Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). There were no unrecognized tax benefits as of March 31, 2009. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at March 31, 2009. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Securities held in trust

        Investment securities consist of United States Treasury securities. The Company classifies its securities as held-to-maturity in accordance with SFAS No. 115, "Accounting for Certain Debt and Equity Securities." Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

        A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities' fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

        Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the "interest Income" line item in the statement of operations. Interest income is recognized when earned.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

(Unaudited)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently issued accounting pronouncements:

        In December 2007, the FASB issued SFAS 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141(R) also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141(R) is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require the Company to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter. Early adoption of SFAS 141(R) is not permitted.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial statements—An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 requires reporting entities to present noncontrolling (minority) interests as equity as opposed to as a liability or mezzanine equity and provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS 160 is effective the first fiscal year beginning after December 15, 2008. SFAS 160 applies prospectively as of the beginning of the fiscal year SFAS 160 is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented subsequent to adoption. The adoption of SFAS 160 will not have a material impact on the Company's results of operations or financial position; however, it could impact future transactions entered into by the Company.

        In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment to FASB Statement No. 133". SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

        In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The adoption of this statement is not expected to have a material effect on the Company's financial statements.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

(Unaudited)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

NOTE D—INCOME TAXES

        The Company's provision for income taxes reflects the application of Federal, State and City statutory rates to the Company's income before taxes. For the three months ended March 31, 2009 and 2008, and for the period from April 18, 2006 (inception) to March 31, 2009, the effective income tax rate differs from the federal statutory rate of 34% principally due to the effect of state and city income taxes.

        Component of the provision for income taxes consists of:

	For three months ended March 31, 2009	For three months ended March 31, 2008	April 18, 2006 (inception) to March 31, 2009
Current Expense (Benefit)
Federal	$—	$263,306	$1,453,500
State and City	20,866	242,013	1,016,832

Total current expense	20,866	505,319	2,470,332

Deferred Expense (Benefit)
Federal	(29,758)	(92,157)	(508,725)
State and City	(118,242)	(903)	(351,275)

Total deferred benefit	(148,000)	(93,060)	(860,000)

Provision for income taxes	$(127,134)	$412,259	$1,610,332

NOTE E—INVESTMENT IN TRUST ACCOUNT; MARKETABLE SECURITIES

        Since the closing of the Offering, net proceeds from the offering have been held in a trust account ("Trust Account"). The Trust Account may be invested in U.S. "government debt securities," defined as any Treasury Bill or equivalent securities issued by the United States government having a maturity of one hundred eighty (180) days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940, until the earlier of (i) the consummation of its first Business Combination or (ii) the distribution of the Trust Account as described below.

        As of March 31, 2009 investment securities in the Company's Trust Account consist of (a) approximately $137,959,193 in Treasury Bills and (b) approximately $1,000 in a mutual fund that invests in U.S. Treasury securities. The Company classifies its U.S. Treasury securities as held-to-maturity in accordance with SFAS No. 115, "Accounting for Certain Debt and Equity Securities." Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

(Unaudited)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

NOTE E—INVESTMENT IN TRUST ACCOUNT; MARKETABLE SECURITIES (Continued)

The Company's investment in the U.S. Treasury mutual fund account (approximately $1,000 at March 31, 2009) is recorded at fair value.

        The carrying amount, including accrued interest, gross unrealized holding gains, and fair value of held-to-maturity securities at March 31, 2009 were as follows:

	Carrying amount	Gross unrealized holding gains	Fair value
Held-to-maturity:
U. S. Treasury securities	$137,959,193	$13,195	$137,972,388

NOTE F—OFFERING AND OVER-ALLOTMENT

        The Company offered 20,000,000 units ("Units") for public sale (the "Offering") in May 2007. Each Unit consists of one share of the Company's common stock, $0.0001 par value ("Common Stock"), and two redeemable common stock purchase warrants ("Warrants"). Each Warrant entitles the holder to purchase from the Company one share of Common Stock at an exercise price of $5.00 commencing on the later of (a) one year from the date of the final prospectus for the Offering or (b) the completion of a Business Combination with a target business or the distribution of the Trust Account, and will expire four years from the date of such final prospectus. The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the last sale price of Common Stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

        No Warrants will be exercisable and the Company will not be obligated to issue shares of Common Stock unless at the time a holder seeks to exercise such Warrant, a prospectus relating to Common Stock issuable upon exercise of the Warrants is current and Common Stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, if the Company does not maintain a current prospectus relating to Common Stock issuable upon exercise of the Warrants, holders will be unable to exercise their Warrants. In no circumstance will the Company be required to settle any such Warrant exercise for cash. If the prospectus relating to Common Stock issuable upon the exercise of the Warrants is not current or if Common Stock is not qualified or exempt from qualification in the jurisdiction in which the holders of the Warrants reside, the Warrants may have no value, the market for the Warrants may be limited and the Warrants may expire worthless.

        Shermen WSC Holding ("Shermen WSC Holding") has purchased 5,214,286 Warrants ("Founder Warrants") at $0.70 per Founder Warrant (for an aggregate purchase price of approximately $3,650,000) from the Company in a private placement exempt from registration under Securities Act of 1933, as amended. These purchases took place simultaneously with the consummation of the Offering. All of the proceeds received from these purchases were placed in the Trust Account. The Founder Warrants

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

(Unaudited)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

NOTE F—OFFERING AND OVER-ALLOTMENT (Continued)

purchased by Shermen WSC Holding are identical to the Warrants underlying the Units sold in the Offering except that (i) the Company has no obligation to register the sale of the Warrants and the underlying shares of Common Stock and their exercise is not limited by the absence of an effective registration statement and current prospectus relating to the resale of the underlying shares of Common Stock and (ii) the Founder Warrants may be exercisable on a "cashless basis" if the Company calls the Warrants for redemption. Shermen WSC Holding agreed that the Founder Warrants would not be transferable or salable by it or such directors or officers or their respective affiliates until after the Company completed a Business Combination, except it may distribute them to its members. Immediately after the purchase of the Founder Warrants, Shermen WSC Holding distributed them to its members.

        All shares of Common Stock owned by the Founding Stockholders prior to the closing of the Offering (the "Initial Shares") were placed into an escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent. The Initial Shares will not be released from escrow until six months following the completion of a Business Combination.

        The foregoing restriction is subject to certain limited exceptions such as transfers to family members and trusts for estate planning purposes, upon death of an escrow depositor, transfers to an estate or beneficiaries, or other specified transfers. Even if transferred under these circumstances, the Initial Shares will remain in the escrow account.

        On May 30, 2007, the underwriters' for the Offering exercised the full over-allotment of 3,000,000 units. As a result, the deferred underwriters' fee was increased approximately $432,000.

NOTE G—COMMON STOCK

        On May 23, 2007, the Company effected a 1.15 for 1 forward stock split of the Initial Shares and issued 750,000 shares of Common Stock to the Founding Stockholders prior to the closing of both the Offering and the over-allotment. All transaction and disclosures in the financial statements relating to Common Stock, have been adjusted to reflect the effects of the stock split.

NOTE H—RELATED PARTY TRANSACTIONS

        The Company presently occupies office space provided by an affiliate of a certain stockholder of the Company. Such affiliate has agreed that, until the consummation of a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $9,950 per month for such services.

        Certain of the directors and officers of the Company have purchased through Shermen WSC Holding, in a private placement, 5,214,286 Founder Warrants immediately prior to the Offering at a price of $0.70 per Founder Warrant (an aggregate purchase price of approximately $3,650,000) from the Company and not as part of the Offering. They have also agreed that these Founder Warrants purchased by them will not be sold or transferred until the completion of a Business Combination.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

(Unaudited)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

NOTE I—COMMITMENTS

        The Company is committed to paying an underwriting discount of 4% of the Unit Offering price to the underwriters for the Offering (less $0.21 for each share of common stock converted to cash in connection with a Business Combination) payable upon the Company's consummation of a Business Combination.

        The Company has sold to the underwriters, for $100, as additional compensation, an option to purchase up to a total of 700,000 Units in the aggregate (350,000 Units to each underwriter) at a per-unit price of $7.50. The Units issuable upon exercise of this option are also identical to those offered in the Offering, except that each Warrant underlying such Units entitles the holder to purchase one share of Common Stock at a price of $6.25. In no circumstance will the Company be required to settle any such option exercise for cash.

        The sale of this option was accounted for as an equity transaction. Accordingly, there will be no net impact on the Company's financial position or results of operations, except for the recording of the $100 proceeds from the sale of such option.

        The Company has determined, based upon a Black-Scholes model, that the fair value of this option on the date of sale would be approximately $0.60 per unit, or $420,000 in total, using an expected life of four years, volatility of 52.13% and a risk-free interest rate of 4.92%.

        The volatility calculation of 52.13% is based on the average 90-day Bloomberg volatility of a portfolio of nine publicly traded U.S. agricultural companies with market capitalizations between $50,000,000 and $500,000,000. Because the Company does not have a trading history, the Company needed to estimate the potential volatility of Common Stock price, which will depend on a number of factors which cannot be ascertained at this time. The Company referred to the Index because management believes that the average volatility is a reasonable benchmark to use in estimating the expected volatility of Common Stock post-business combination. Although an expected life of four years was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate a Business Combination within the prescribed time period and liquidates, this option would become worthless. Although this option and its underlying securities have been registered under the registration statement of which the prospectus forms a part of, this option will provide for registration rights that will permit the holder of this option to demand that a registration statement will be filed with respect to all or any part of the securities underlying this option within five years of the completion of the Offering. Further, the holders of this option will be entitled to piggy-back registration rights in the event the Company undertakes a subsequent registered offering within seven years of the completion of the Offering.

NOTE J—PREFERRED STOCK

        The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors of the Company. As of March 31, 2009, the Company has not issued any shares of its preferred stock.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

(Unaudited)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

NOTE K—THE PROPOSED BUSINESS COMBINATION WITH WESTWAY

        On November 25, 2008, the Company entered into a transaction agreement as amended and restated as of May 1, 2009 with Terminal Merger Sub, LLC, Feed Merger Sub, LLC, ED&F Man Holdings Limited ("ED&F Man"), Westway Holdings Corporation, Westway Terminal Company Inc. and Westway Feed Products, Inc. (the "Transaction Agreement") pursuant to which the Company will acquire ED&F Man's bulk liquid storage and liquid feed supplements businesses in exchange for shares of the Company's common and preferred stock and cash (such transaction, the "Business Combination"). The Business Combination will be effected by mergers between wholly-owned subsidiaries of ED&F Man and wholly-owned subsidiaries of the Company and by the Company's purchase of the equity securities of ED&F Man's other subsidiaries that engage in the bulk liquid storage and liquid feed supplements businesses. The Company refers to ED&F Man's bulk liquid storage business and liquid feed supplements business collectively as "Westway" or the "Westway business." If the Business Combination is approved by the Company's stockholders, all of the direct and indirect subsidiaries of ED&F Man that currently engage in the Westway business will become the Company's wholly-owned subsidiaries, ED&F Man and its affiliates will be the Company's largest stockholder, owning 49.5% of the Company's outstanding common stock and over 99% of the Company's Series A Preferred Stock, and the Company will change its name to "Westway Group, Inc."

        Consummation of the Business Combination is subject to customary closing conditions, including (a) approval by the Company's stockholders of the Transaction Agreement; (b) approval by the Company's stockholders of the amendment and restatement of the Company's certificate of incorporation; and (c) fewer than 40% of the holders of the shares of the Company's common stock issued in the Offering ("IPO shares") vote against the Transaction Agreement and elect that the Company convert their shares into cash. The Business Combination will be terminated under certain circumstances, including (a) if the Business Combination is not consummated by May 30, 2009; (b) the Company's stockholders do not approve the Transaction Agreement; or (c) holders of 40% or more of the IPO shares vote against the Transaction Agreement and elect that the Company convert their shares into cash.

        Under the terms of the Transaction Agreement, as consideration for the Business Combination, ED&F Man and its affiliates will receive at the closing cash and securities valued at approximately $267.8 million, based on the $138.4 million in the Company's trust account as of November 25, 2008, the date of the Transaction Agreement (assuming a value of $5.02 per share of common stock, based on the trust value of $6.02 per IPO share (as of that date), less a special dividend of $1.00 per share to be paid to holders of the IPO shares). Specifically, as consideration for the acquisition, the Company will:

  •
  pay to ED&F Man approximately $103.0 million in cash, subject to adjustments described below;

  •
  issue to ED&F Man approximately 7.4 million newly-issued shares of the Company's Series A Preferred Stock; and

  •
  issue to ED&F Man up to 24.3 million newly-issued shares of the Company's common stock.

        However, if the holders of some, but less than 40%, of the IPO shares elect that the Company convert their shares into cash, the number of shares of common stock the Company will issue will decrease and the number of shares of preferred stock the Company will issue will increase pursuant to

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

(Unaudited)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Continued)

NOTE K—THE PROPOSED BUSINESS COMBINATION WITH WESTWAY (Continued)

a formula described in the Company's proxy statement. If the holders of 39.99% of the IPO shares exercise their conversion rights, the consideration would consist of approximately 15.3 million shares of the Company's common stock, approximately 16.0 million shares of the Company's preferred stock and $103.0 million in cash. In this case, the Company estimates that the aggregate value of the consideration would be $272.1 million (assuming the values per share set forth above).

        The consideration payable to ED&F Man described above will be subject to pre-closing and post-closing adjustments relating to Westway's closing date net indebtedness and net working capital and to aggregate capital expenditures made by Westway prior to the closing.

        Upon consummation of the Business Combination, the holders of the Company's common stock, warrants and units will continue to own their existing common stock, warrants and units, and the Company will change its name to "Westway Group, Inc." Shares of common stock currently held by the Company's stockholders will be designated as Class A Common Stock. Upon the consummation of the Business Combination, the Company will be delivering to an escrow agent for deposit into an escrow account approximately 12.2 million shares of the Company's Series A Preferred Stock, issued to ED&F Man, as part of the consideration for the Business Combination. These shares will be released to ED&F Man only upon the achievement by the combined company of certain earnings or share price targets described in the Company's proxy statement (generally, one-third of these shares will be released upon the achievement of earnings or share price targets of $52.0 million or $6.50 per share, $57.0 million or $7.00 per share and $62.0 million or $7.50 per share, respectively). Assuming the release to ED&F Man of all of these escrowed shares, the value of the consideration to be paid in connection with the Business Combination would increase by $70.1 million, and would total $337.9 million assuming no exercise of conversion rights by the Company's stockholders or $342.2 million assuming that holders of 39.99% of the IPO shares exercise their conversion rights.

        The Business Combination will be accounted for under the purchase method of accounting. The purchase price allocation has not been finalized and is subject to change based upon recording actual transaction costs, finalization of working capital adjustments, and completion of appraisals of tangible and intangible assets of the acquired Westway business. The final allocation of the purchase price will be determined after the Business Combination is complete and after completion of a final analysis to determine the fair values of the tangible and identifiable intangible assets and liabilities as of the closing date of the Business Combination.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Shermen WSC Acquisition Corp.

        We have audited the accompanying balance sheets of Shermen WSC Acquisition Corp. (a corporation in the development stage) (the "Company") as of December 31, 2008 and 2007, and the related statements of operations and cash flows for the years ended December 31, 2008 and 2007, and from April 18, 2006 (date of inception) through December 31, 2008, and stockholders' equity from April 18, 2006 (date of inception) through December 31, 2008. We have also audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit over internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        The accompanying financial statements have been prepared assuming that Shermen WSC Acquisition Corp. will continue as a going concern. As discussed in Note A to the financial statements, Shermen WSC Acquisition Corp. will face a mandatory liquidation if a business combination is not consummated by May 30, 2009, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007, and from April 18, 2006 (date of inception) through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ ROTHSTEIN, KASS & COMPANY, P.C.
Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 9, 2009

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS
Current assets
Cash	$190,455	$160,949
Prepaid expenses	28,767	30,286

Total current assets	219,222	191,235
Other assets
Deferred income tax asset	712,000	401,120
Investments held in Trust Account	138,445,809	138,589,757

Total assets	$139,377,031	$139,182,112

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$199,659	$86,817
Income taxes payable	286,000	945,000

Total current liabilities	485,659	1,031,817

Long-term liability,
Deferred underwriters' fee	3,312,000	3,312,000

Total liabilities	3,797,659	4,343,817

Commitments
Common stock subject to redemption, (9,199,999 shares at redemption value, $5.95 per share)	54,743,994	54,743,994

Deferred interest related to common stock subject to possible redemption, net of taxes	323,305	352,985

Stockholders' equity
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued
Common stock, $.0001 par value; 100,000,000 shares authorized; 28,750,000 shares issued and outstanding as of December 31, 2008 and December 31, 2007 (including 9,199,999 shares subject to possible redemption), respectively	2,875	2,875
Additional paid-in capital	78,941,231	78,941,231
Income accumulated during the development stage	1,567,967	797,210

Total stockholders' equity	80,512,073	79,741,316

Total liabilities and stockholders' equity	$139,377,031	$139,182,112

The accompanying notes are an integral part of these financial statements.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2008	Year Ended December 31, 2007	Period from April 18, 2006 (inception) to December 31, 2008
Revenue	$—	$—	$—
Interest income	2,396,262	2,988,057	5,384,319
Formation and administrative costs	(869,030)	(870,520)	(1,755,581)

Income before provision for income taxes	1,527,232	2,117,537	3,628,738
Provision for income taxes	(786,155)	(951,311)	(1,737,466)

Net income applicable to common stockholders	$741,077	$1,166,226	$1,891,272

Number of common shares subject to possible redemption, basic & diluted	9,199,999	5,444,000	5,413,953

Income per common share subject to possible redemption, basic & diluted	$0.00	$0.06	$0.06

Weighted average number of common shares outstanding not subject to possible redemption, basic	19,550,001	14,360,000	13,870,931
Income per common share not subject to possible redemption, basic	$0.04	$0.06	$0.14

Weighted average number of common shares outstanding not subject to possible redemption, diluted	23,491,944	17,963,000	16,115,332

Income per common share not subject to possible redemption, diluted	$0.03	$0.04	$0.12

The accompanying notes are an integral part of these financial statements.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF STOCKHOLDERS' EQUITY
For the period from April 18, 2006 (date of inception) to December 31, 2008

	Common Shares	Amount	Additional Paid-in Capital	Income (Deficit) Accumulated During the Development Stage		Total Stockholders' Equity
Sale of shares issued to Founders on May 1, 2006 at approximately $0.004 per unit	5,750,000	$575	$24,425	$		$25,000
Net loss applicable to common stockholders					(16,031)	(16,031)

Balances as of December 31, 2006	5,750,000	575	24,425		(16,031)	8,969

Sale of 23,000,000 units on May 30, 2007 at $6 per unit in the public offering	23,000,000	2,300	137,997,700			138,000,000
Sale of warrants issued to Founders on May 30, 2007 at $0.70 per warrant			3,650,000			3,650,000
Underwriting and offering fees and expenses			(4,790,000)			(4,790,000)
Proceeds from public offering of common stock subject to possible redemption (9,199,999 shares common stock at a redemption value of $5.95 per share)			(54,743,994)			(54,743,994)
Underwriters' discount and offering costs related to public offering and over-allotment option			(3,196,900)			(3,196,900)
Accretion of Trust Account relating to common stock subject to possible redemption, net of tax					(352,985)	(352,985)
Net income applicable to common stockholder					1,166,226	1,166,226

Balance at December 31, 2007	28,750,000	2,875	78,941,231		797,210	79,741,316

Change in balance of Trust Account relating to common stock subject to possible redemption, net of tax					29,680	29,680
Net income applicable to common stockholder					741,077	741,077

Balances at December 31, 2008	28,750,000	$2,875	$78,941,231		$1,567,967	$80,512,073

The accompanying notes are an integral part of these financial statements.

SHERMEN WSC ACQUISITION CORP.

(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2008	Year Ended December 31, 2007	April 18, 2006 (date of inception) through December 31, 2008
Cash flows from operating activities
Net income	$741,077	$1,166,126	$1,891,272
Deferred income tax benefit	(310,880)	(401,120)	(712,000)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities:
Prepaid expenses	1,519	(30,286)	(28,767)
Accounts payable and accrued expenses	112,842	85,022	199,659
Income tax payable	(659,000)	945,000	286,000

Cash provided by (used in) operating activities	(114,442)	1,764,842	1,636,164

Cash provided by (used in) investing activities
Change in investments held in Trust Account	143,948	(138,589,757)	(138,445,809)

Cash flows from financing activities:
Proceeds from note payable, stockholder	—	—	150,000
Payments for note payable, stockholder	—	(150,000)	(150,000)
Payments of offering costs	—	(4,535,590)	(4,675,000)
Proceeds from underwriters purchase option	—	100	100
Proceeds from issuance of common stock from the offering	—	141,650,000	141,675,000

Net cash provided by financing activities	—	136,964,510	137,000,100

Net increase in cash	29,506	139,595	190,455
Cash, beginning of the period	160,949	21,354	—

Cash, end of the period	$190,455	$160,949	$190,455

Supplemental schedule of non-cash financing activities:
Accrual of deferred underwriters' fees	$3,312,000	$3,312,000	$3,312,000

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$1,756,035	$—	$2,163,466

The accompanying notes are an integral part of these financial statements.

SHERMEN WSC ACQUISITION CORP.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

        Shermen WSC Acquisition Corp. (a corporation in the development stage) (the "Company") was incorporated in Delaware on April 18, 2006. The Company was formed to acquire an operating business in the agriculture industry through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination. The Company has neither engaged in any operations nor generated significant revenue to date, with the exception of interest income earned on cash held in the trust account as described below. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting By Development Stage Enterprises," and is subject to the risks associated with activities of development stage companies. The Company has selected December 31st as its fiscal year end.

        The Company's management has broad discretion with respect to the specific application of the net proceeds of the Offering of Units (as defined in Note E below), although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with (or acquisition of) an operating business in the agriculture industry ("Business Combination"). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Since the closing of the Offering, at least 99.5% of the gross proceeds, after the payment of certain amounts to the underwriters for the Offering, are held in a trust account ("Trust Account") and invested in U.S. "government debt securities," defined as any Treasury Bill issued by the United States government having a maturity of one hundred and eighty (180) days or less or any open ended investment company registered under the Investment Company Act of 1940 that holds itself out as a money market fund and bears the highest credit rating issued by a United States nationally recognized rating agency, until the earlier of (i) the consummation of its first Business Combination or (ii) the distribution of the Trust Account as described below. The remaining proceeds will be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that 40% or more of the outstanding common stock of the Company (excluding, for this purpose, those shares of common stock of the Company issued prior to the Offering) vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. The stockholders who purchased Units in the Offering (the "Public Stockholders") and vote against a Business Combination will be entitled to convert their common stock into a pro rata share of the Trust Account (including the additional 4% fee of the gross proceeds of the Offering payable to the underwriters for the Offering upon the Company's consummation of a Business Combination), including any interest earned (net of taxes payable and the amount distributed to the Company to fund its working capital requirements) on their pro rata share, if the Business Combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a Public Stockholder's conversion rights. A Public Stockholder must also affirmatively exercise such conversion rights at or prior to the time the Business Combination is voted upon by the stockholders. If holders of no more than approximately 39.99% of the shares sold in the Offering vote against a Business Combination and seek to exercise their conversion rights and such Business Combination is consummated, the stockholders who held shares of common stock of the Company prior to the offering (the "Founding Stockholders") have agreed to forfeit and return to the Company for cancellation a number of shares so that they will collectively own no more than 23.0% of the Company's outstanding common stock upon consummation of such Business Combination (without

SHERMEN WSC ACQUISITION CORP.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE A—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (Continued)

giving effect to any shares that may be issued in such Business Combination). If the Company is unable to effect a Business Combination and liquidates, none of the Founding Stockholders will receive any portion of the proceeds of the Offering held in the Trust Account to be distributed to the Company's stockholders with respect to common stock owned by them immediately before the Offering. As of December 31, 2008, after giving effect to a 1.15 for 1 stock split which was effected immediately prior to the Offering, all of the Founding Stockholders, including all of the directors and officers of the Company, have agreed to vote all of the shares of common stock of the Company held by them in accordance with the vote of the majority in interest of all other stockholders of the Company.

        In the event that the Company does not consummate a Business Combination within 18 months from the date of the consummation of the Offering, or 24 months from the consummation of the Offering (May 30, 2007) if certain extension criteria have been satisfied, the proceeds held in the Trust Account will be distributed to the Public Stockholders, excluding the Founding Stockholders to the extent of their initial stock holdings. In the event of such distribution, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Offering (assuming no value is attributed to the Warrants contained in the Units offered in the Offering discussed in Note C).

NOTE B—BASIS OF PRESENTATION

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the instructions to the Annual Report on Form 10-K and the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). These financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations, and cash flows for all periods presented.

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development stage company:

        The Company complies with the reporting requirements of SFAS No. 7, "Accounting and Reporting by Development Stage Enterprises."

Earnings per common share:

        The Company complies with the accounting and disclosure provision of SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires dual presentation of basic and diluted income per common share for all periods presented. Basic income per common share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the income of the Company. The difference between the number of shares used to compute basic income per common share and diluted income per common share relates to additional shares to be issued upon the assumed exercise of stock options and warrants,

SHERMEN WSC ACQUISITION CORP.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

net of shares hypothetically repurchased at the average market price with the proceeds of exercise. The Company used treasury stock method to calculate the diluted earnings per share based on the outstanding warrants issued in the private placement, the initial public offering and the over allotment. As a result, the Company added 3,941,943, 3,603,080 and 2,244,401 shares as of the year ended December 31, 2008 and 2007, and the period from April 18, 2006 (date of inception) to December 31, 2008, respectively, to its basic weighted average number of shares to arrive at the diluted shares used in its calculation of weighted average diluted earnings per share.

        The Company's statement of operations includes a presentation of earnings per share for common stock subject to possible redemption in a manner similar to the two-class method of earnings per share. Basic and diluted net income per common share amount for the maximum number of shares subject to possible redemption is calculated by dividing the net interest attributable to common shares subject to possible redemption by the weighted average number of common shares subject to possible redemption. Basic and diluted net loss per common share amount for the common shares outstanding not subject to possible redemption is calculated by dividing the net loss exclusive of the net interest income attributable to common shares subject to redemption by the weighted average number of common shares not subject to possible redemption.

Concentration of credit risk:

        Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which potentially may, in the future, exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair value of financial instruments:

        The carrying amounts of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," approximates their fair value due to short-term maturities.

Income Taxes:

        The Company complies with SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

        Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must

SHERMEN WSC ACQUISITION CORP.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2008. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviation from its position. The adoption of the provisions of FIN 48 did not have a material impact on the Company's financial position and results of operation and cash flow. There were no unrecognized tax benefits as of December 31, 2008.

Recently issued accounting pronouncements:

        In December 2007, the FASB issued SFAS 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141(R) also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141(R) is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require the Company to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial statements—An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 requires reporting entities to present noncontrolling (minority) interests as equity as opposed to as a liability or mezzanine equity and provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS 160 is effective the first fiscal year beginning after December 15, 2008. SFAS 160 applies prospectively as of the beginning of the fiscal year SFAS 160 is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented subsequent to adoption. The adoption of SFAS 160 will not have a material impact on the Company's results of operations or financial position; however, it could impact future transactions entered into by the Company.

        In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment to FASB Statement No. 133". SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cashflows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

SHERMEN WSC ACQUISITION CORP.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE C—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

NOTE D—INCOME TAXES

        The Company's provision for income taxes reflects the application of Federal, State and City statutory rates to the Company's income before taxes. For the years ended December 31, 2008 and 2007, and for the period from April 18, 2006 (inception) to December 31, 2008, the effective income tax rate differs from the federal statutory rate of 34% principally due to the effect of state and city income taxes. The Company recognizes deferred tax assets from the formation and operational expense during development stage, which is not deductible for the income tax purposes.

        The provision for income taxes consists of:

	For the year ended December 31, 2008	For the year ended December 31, 2007	April 18, 2006 (inception) to December 31, 2008
Current Expense
Federal	$680,509	$852,940	$1,533,449
State and City	416,526	499,491	916,017

Total current expense	1,097,035	1,352,431	2,449,466
Deferred Benefit
Federal	(234,245)	(296,120)	(530,365)
State and City	(76,635)	(105,000)	(181,635)

Total deferred benefit	(310,880)	(401,120)	(712,000)
Provision for income taxes	$786,155	$951,311	$1,737,466

NOTE E—OFFERING AND OVER-ALLOTMENT

        The Company offered 20,000,000 units ("Units") for public sale (the "Offering") in May 2007. Each Unit consists of one share of the Company's common stock, $0.0001 par value ("Common Stock"), and two redeemable common stock purchase warrants ("Warrants"). Each Warrant entitles the holder to purchase from the Company one share of Common Stock at an exercise price of $5.00 commencing on the later of (a) one year from the date of the final prospectus for the Offering or (b) the completion of a Business Combination with a target business or the distribution of the Trust Account, and will expire four years from the date of such final prospectus. The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the last sale price of Common Stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

        No Warrants will be exercisable and the Company will not be obligated to issue shares of Common Stock unless at the time a holder seeks to exercise such Warrant, a prospectus relating to Common Stock issuable upon exercise of the Warrants is current and Common Stock has been registered or

SHERMEN WSC ACQUISITION CORP.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE E—OFFERING AND OVER-ALLOTMENT (Continued)

qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, if the Company does not maintain a current prospectus relating to Common Stock issuable upon exercise of the Warrants, holders will be unable to exercise their Warrants. In no circumstance will the Company be required to settle any such Warrant exercise for cash. If the prospectus relating to Common Stock issuable upon the exercise of the Warrants is not current or if Common Stock is not qualified or exempt from qualification in the jurisdiction in which the holders of the Warrants reside, the Warrants may have no value, the market for the Warrants may be limited and the Warrants may expire worthless.

        Shermen WSC Holding LLC ("Shermen WSC Holding") purchased 5,214,286 Warrants ("Founder Warrants") at $0.70 per Founder Warrant (for an aggregate purchase price of approximately $3,650,000) from the Company in a private placement exempt from registration under Securities Act of 1933, as amended. These purchases took place simultaneously with the consummation of the Offering. All of the proceeds received from these purchases were placed in the Trust Account. The Founder Warrants are identical to the Warrants underlying the Units sold in the Offering, except that (i) the Company did not register the sale of the Founder Warrants to the public; (ii) if the Company calls the Warrants and the Founder Warrants for redemption, the Founder Warrants will be exercisable on a "cashless basis"; (iii) the Founder Warrants are not transferable or salable by Shermen WSC Holding until after the Company has completed its initial Business Combination, except that Shermen WSC Holding may distribute them to its members; and (iv) the holders of the Founder Warrants and the Common Stock underlying such Founder Warrants are entitled to registration rights with respect to such securities under an agreement dated May 30, 2007, which is an exhibit to the registration statement for the Offering. Immediately after the purchase of the Founder Warrants, Shermen WSC Holding distributed them to its members.

        All shares of Common Stock owned by the Founding Stockholders prior to the closing of the Offering (the "Initial Shares") were placed into an escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent. The Initial Shares will not be released from escrow until six months following the completion of a Business Combination.

        The foregoing restriction is subject to certain limited exceptions such as transfers to family members and trusts for estate planning purposes, upon death of an escrow depositor, transfers to an estate or beneficiaries, or other specified transfers. Even if transferred under these circumstances, the Initial Shares will remain in the escrow account.

        On May 30, 2007, the underwriters' for the Offering exercised the full over-allotment of 3,000,000 units. As a result, the deferred underwriters' fee was increased approximately $432,000.

NOTE F—COMMON STOCK

        On May 23, 2007, the Company effected a 1.15 for 1 forward stock split of the Initial Shares and issued 750,000 shares of Common Stock to the Founding Stockholders prior to the closing of both the Offering and the over-allotment. All transactions and disclosures in the financial statements relating to Common Stock, have been adjusted to reflect the effects of the stock split.

SHERMEN WSC ACQUISITION CORP.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE G—RELATED PARTY TRANSACTIONS

        The Company presently occupies office space provided by an affiliate of a certain stockholder of the Company. Such affiliate has agreed that, until the consummation of a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time-to-time. The Company has agreed to pay such affiliate $9,950 per month for such services.

        Certain of the directors and officers of the Company have purchased through Shermen WSC Holding, in a private placement, 5,214,286 Founder Warrants immediately prior to the Offering at a price of $0.70 per Founder Warrant (an aggregate purchase price of approximately $3,650,000) from the Company and not as part of the Offering. They have also agreed that these Founder Warrants purchased by them will not be sold or transferred until the completion of a Business Combination.

NOTE H—FAIR VALUE MEASUREMENTS

        Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurement ("SFAS 157"), for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The Company is evaluating the impact, if any, this standard will have on its non-financial assets and liabilities. The adoption of SFAS 157 to the Company's financial assets and liabilities did not have an impact on the Company's financial results.

        The following table presents information about the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs utilize unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	Fair Value at December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$138,445,809	$138,445,809	$—	$—

Total	$138,445,809	$138,445,809	$—	$—

        The fair values of the Company's investments held in the Trust Account is determined through market, observable and corroborated sources.

SHERMEN WSC ACQUISITION CORP.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE I—COMMITMENTS

        The Company is committed to paying an underwriting discount of 4% of the Unit Offering price to the underwriters for the Offering (less $0.21 for each share of common stock converted to cash in connection with a Business Combination) payable upon the Company's consummation of a Business Combination.

        The Company has sold to the underwriters, for $100, as additional compensation, an option to purchase up to a total of 700,000 Units in the aggregate (350,000 Units to each underwriter) at a per-unit price of $7.50. The Units issuable upon exercise of this option are also identical to those offered in the Offering, except that each Warrant underlying such Units entitles the holder to purchase one share of Common Stock at a price of $6.25. In no circumstance will the Company be required to settle any such option exercise for cash.

        The sale of this option was accounted for as an equity transaction. Accordingly, there will be no net impact on the Company's financial position or results of operations, except for the recording of the $100 proceeds from the sale of such option.

        The Company has determined, based upon a Black-Scholes options pricing model, that the fair value of this option on the date of sale would be approximately $0.60 per unit, or $420,000 in total, using an expected life of four years, volatility of 52.13% and a risk-free interest rate of 4.92%.

        The volatility calculation of 52.13% is based on the average 90-day Bloomberg volatility of a portfolio of nine publicly traded U.S. agricultural companies with market capitalizations between $50,000,000 and $500,000,000. Because the Company does not have a trading history, the Company needed to estimate the potential volatility of Common Stock price, which will depend on a number of factors which could not be ascertained at the time of issuance. The Company referred to the Index because management believes that the average volatility is a reasonable benchmark to use in estimating the expected volatility of Common Stock post-business combination. Although an expected life of four years was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate a Business Combination within the prescribed time period and liquidates, this option would become worthless. Although this option and its underlying securities have been registered under a registration statement, this option will provide for registration rights that will permit the holder of this option to demand that a registration statement will be filed with respect to all or any part of the securities underlying this option within five years of the completion of the Offering. Further, the holders of this option will be entitled to piggy-back registration rights in the event the Company undertakes a subsequent registered offering within seven years of the completion of the Offering.

NOTE J—PREFERRED STOCK

        The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors of the Company. As of December 31, 2008, the Company has not issued any shares of its preferred stock.

NOTE K—THE PROPOSED BUSINESS COMBINATION WITH WESTWAY

        On November 25, 2008, the Company entered into a transaction agreement as amended and restated as of May 1, 2009 with Terminal Merger Sub, LLC, Feed Merger Sub, LLC, ED&F Man

SHERMEN WSC ACQUISITION CORP.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE K—THE PROPOSED BUSINESS COMBINATION WITH WESTWAY (Continued)

Holdings Limited ("ED&F Man"), Westway Holdings Corporation, Westway Terminal Company Inc. and Westway Feed Products, Inc. pursuant to which the Company will acquire ED&F Man's bulk liquid storage and liquid feed supplements businesses in exchange for shares of the Company's common and preferred stock and cash (the "Transaction Agreement"). The acquisition will be effected by mergers between wholly-owned subsidiaries of ED&F Man and wholly-owned subsidiaries of the Company which were created solely to effect the business combination and by the Company's purchase of the equity securities of ED&F Man's other subsidiaries that engage in the bulk liquid storage and liquid feed supplements businesses. The Company refers to ED&F Man's bulk liquid storage business and liquid feed supplements business collectively as "Westway" or the "Westway business." If the business combination is approved by the Company's stockholders, all of the direct and indirect subsidiaries of ED&F Man that currently engage in the Westway business will become the Company's wholly-owned subsidiaries, ED&F Man and its affiliates will be the Company's largest stockholder, owning 49.5% of the Company's outstanding common stock and over 99% of the Company's Series A Preferred Stock, and the Company will change its name to "Westway Group, Inc."

        Consummation of the business combination is subject to customary closing conditions, including (a) approval by the Company's stockholders of the Transaction Agreement; (b) approval by the Company's stockholders of the amendment and restatement of the Company's certificate of incorporation; and (c) fewer than 40% of the holders of the shares of the Company's common stock issued in the Offering ("IPO shares") vote against the Transaction Agreement and elect that the Company convert their shares into cash. The business combination will be terminated under certain circumstances, including (a) if the business combination is not consummated by May 30, 2009; (b) the Company's stockholders do not approve the Transaction Agreement; or (c) holders of 40% or more of the IPO shares vote against the Transaction Agreement and elect that the Company convert their shares into cash.

        Under the terms of the Transaction Agreement, as consideration for the business combination, ED&F Man and its affiliates will receive at the closing cash and securities valued at approximately $267.8 million, based on the $138.4 million in the Company's trust account as of January 31, 2009 (assuming a value of $5.02 per share of common stock, based on the trust value of $6.02 per IPO share (as of that date), less a special dividend of $1.00 per share to be paid to holders of the IPO shares). Specifically, as consideration for the acquisition, the Company will:

  •
  pay to ED&F Man approximately $103.0 million in cash, subject to adjustments described below;

  •
  issue to ED&F Man approximately 7.4 million newly-issued shares of the Company's Series A Preferred Stock; and

  •
  issue to ED&F Man up to 24.3 million newly-issued shares of the Company's common stock.

        However, if the holders of some, but less than 40%, of the IPO shares elect that the Company convert their shares into cash, the number of shares of common stock the Company will issue will decrease and the number of shares of preferred stock the Company will issue will increase pursuant to a formula described in the Company's proxy statement. If the holders of 39.99% of the IPO shares exercise their conversion rights, the consideration would consist of approximately 15.3 million shares of the Company's common stock, approximately 16.0 million shares of the Company's preferred stock and

SHERMEN WSC ACQUISITION CORP.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE K—THE PROPOSED BUSINESS COMBINATION WITH WESTWAY (Continued)

$103.0 million in cash. In this case, the Company estimates that the aggregate value of the consideration would be $272.1 million (assuming the values per share set forth above).

        The consideration payable to ED&F Man described above will be subject to pre-closing and post-closing adjustments relating to Westway's closing date net indebtedness and net working capital and to aggregate capital expenditures made by Westway prior to the closing.

        Upon consummation of the business combination, the holders of the Company's common stock, warrants and units will continue to own their existing common stock, warrants, options and units, and the Company will change its name to "Westway Group, Inc." Shares of common stock currently held by the Company's stockholders will be designated as Class A Common Stock.

        Upon the consummation of the business combination, the Company will deposit into an escrow account approximately 12.2 million shares of the Company's Series A Preferred Stock, issued to ED&F Man, as part of the consideration for the business combination. These shares will be released to ED&F Man only upon the achievement by the combined company of the earnings or share price targets described in the Company's proxy statement (generally, these shares will be released in increments following the achievement of earnings or share price targets of $52.0 million or $6.50, $57.0 million or $7.00 and $62.0 million or $7.50, respectively). Assuming the release to ED&F Man of all of these escrowed shares, the value of the consideration the Company would pay in connection with the business combination would increase by $70.1 million, and would total $337.9 million assuming no exercise of conversion rights by the Company's stockholders or $342.2 million assuming that the holders of 39.99% of the IPO shares exercise their conversion rights.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Shermen WSC Acquisition Corp.

        We have audited the accompanying balance sheets of Shermen WSC Acquisition Corp. (a corporation in the development stage) (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2007, the period from April 18, 2006 (date of inception) to December 31, 2006 and for the period April 18, 2006 (date of inception) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007, the period from April 18, 2006 (date of inception) to December 31, 2006 and for the period from April 18, 2006 (date of inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ ROTHSTEIN, KASS & COMPANY, P.C. Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 31, 2008

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

BALANCE SHEETS

	December 31, 2007	December 31, 2006
ASSETS
Current assets
Cash	$160,949	$21,354
Prepaid expenses	30,286

Total current assets	191,235	21,354
Other assets
Deferred offering costs		457,410
Deferred tax assets	401,120
Cash held in Trust Fund	138,589,757

Total Assets	$139,182,112	$478,764

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$86,817	$1,795
Accrued offering costs		318,000
Income tax payable	945,000
Notes payable, founding stockholders		150,000

Total current liabilities	1,031,817	469,795
Long-term liabilities
Deferred underwriters' fee	3,312,000

Total liabilities	4,343,817	469,795

Commitments
Common stock subject to redemption, 9,199,999 shares at redemption value	54,743,994

Deferred interest related to common stock subject to possible redemption, net of taxes	352,985

Stockholders' equity
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued
Common stock, $.0001 par value; 100,000,000 shares authorized; 28,750,000 shares issued and outstanding as of December 31, 2007 (including 9,199,999 shares subject to possible redemption) and 5,000,000 shares issued and outstanding at December 31, 2006	2,875	500
Additional paid-in capital	78,941,231	24,500
Earnings (deficit) accumulated during the development stage	797,210	(16,031)

Total Stockholder's equity	79,741,316	8,969

Total Liabilities and Stockholder's equity	$139,182,112	$478,764

See accompanying notes to the financial statements.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2007	Period from April 18, 2006 (inception) to December 31, 2006		Period from April 18, 2006 (inception) to December 31, 2007
Revenue	$—		$—	$—
Formation and operating costs	870,520		16,031	886,551

Loss from operations	(870,520)		(16,031)	(886,551)
Interest income	2,988,057			2,988,057

Income before provision for income tax	2,117,537		(16,031)	2,101,506
Provision for income taxes	(951,311)			(951,311)

Net income (loss) applicable to common stockholder	$1,166,226		$(16,031)	$1,150,195

Maximum number of shares subject to possible redemption:
Approximate weighted average number of common shares, basic and diluted, subject to possible redemption	5,444,000			3,190,000

Income per common share amount, basic and diluted, subject to possible redemption	$0.06	$		$0.11

Approximate weighted average number of common shares outstanding:
(not subject to possible redemption), basic	14,360,000		5000,000	10,795,000

Income (loss) per common share, basic	$0.06		$(0.01)	$0.07

Approximate weighted average number of common shares outstanding:
(not subject to possible redemption), diluted	17,963,000		500,000	14,413,000

Income (loss) per common share, diluted	$0.04		$(0.01)	$0.05

See accompanying notes to the financial statements.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF STOCKHOLDERS' EQUITY
For the period from April 18, 2006 (date of inception) to December 31, 2007

	Common Shares	Amount	Additional Paid-in Capital	Earnings (Deficit) Accumulated During the Development Stage	Total Stockholders' Equity
Balances at April 18, 2006	—	$—	$—	$—	$—
Sale of units issued to Founders on May 1, 2006 at $0.004 per unit	5,750,000	575	24,425		25,000
Net loss applicable to common stockholders				(16,031)	(16,031)

Balances as of December 31, 2006	5,750,000	575	24,425	(16,031)	8,969

Issuance of 23,000,000 units on May 30, 2007 at $6 per unit in the public offering	23,000,000	2,300	137,997,700		138,000,000
Warrants issued to Founders on May 30, 2007 at $0.70 per warrant			3,650,000		3,650,000
Underwriting and offering fees and expenses			(4,790,000)		(4,790,000)
Proceeds from public offering subject to possible redemption (9,199,999 shares common stock at redemption value)			(54,743,994)		(54,743,994)
Underwriters' discount and offering costs related to public offering and over-allotment option			(3,196,900)		(3,196,900)
Accretion of trust account relating to common stock subject to possible redemption, net of tax of approximately $289,000				(352,985)	(352,985)
Net income applicable to common stockholder				1,166,226	1,166,626

Balances, at December 31, 2007	28,750,000	$2,875	$78,941,231	$797,210	$79,741,316

See accompanying notes to the financial statements.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2007	April 18, 2006 (date of inception) through December 31, 2006	April 18, 2006 (date of inception) through December 31, 2007
Cash flows from operating activities:
Net income (loss)	$1,166,126	$(16,031)	$1,150,195
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred tax benefit	(401,120)		(401,120)
Changes in operating assets and liabilities:
Prepaid expenses	(30,286)		(30,286)
Accounts payable and accrued expenses	85,022	1,785	86,817
Income tax payable	945,000		945,000

Cash provided by (used in) operating activities	1,764,842	(14,236)	1,750,606

Cash used in investing activities:
Cash held in Trust Fund	(138,589,757)		(138,589,757)

Cash flows from financing activities:
Proceeds from note payable, stockholder		150,000	150,000
Payments for note payable, stockholder	(150,000)		(150,000)
Payments of offering costs	(4,535,590)	(139,410)	(4,675,000)
Proceeds from sale of stock options	100		100
Proceeds from issuance of common stock from the Offering	141,650,000	25,000	141,675,000

Net cash provided by financing activities	136,964,510	35,590	137,000,100

Net increase in cash	139,595	21,354	160,949
Cash, beginning of the period	21,354

Cash, end of the period	$160,949	$21,354	$160,949

Supplemental schedule of non-cash investing and financing activities:
Deferred underwriters' fees	$3,312,000	$8,886	$3,312,000

Accrual of offering costs	$—	$318,000	318,000

See accompanying notes to the financial statements.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

        Shermen WSC Acquisition Corp. (a corporation in the development stage) (the "Company") was incorporated in Delaware on April 18, 2006. The Company was formed to acquire an operating business in the agriculture industry through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination. The Company has neither engaged in any operations nor generated revenue to date with the exception of interest income earned on cash held in trust account, as described below. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, "Accounting and Reporting By Development Stage Enterprises," and is subject to the risks associated with activities of development stage companies. The Company has selected December 31st as its fiscal year end.

        The Company's management has broad discretion with respect to the specific application of the net proceeds of the initial public offering of Units (as defined in Note C below) (the "Offering"), although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with (or acquisition of) an operating business in the agriculture industry ("Business Combination"). Furthermore, there is no assurance that the Company will be able to successfully affect a Business Combination. Since the closing of the Offering, at least 99.5% of the gross proceeds, after the payment of certain amounts to the underwriters for the Offering, is held in a trust account ("Trust Account") and invested in U.S. "government debt securities," defined as any Treasury Bill issued by the United States government having a maturity of one hundred and eighty (180) days or less or any open ended investment company registered under the Investment Company Act of 1940 that holds itself out as a money market fund and bears the highest credit rating issued by a United States nationally recognized rating agency, until the earlier of (i) the consummation of its first Business Combination or (ii) the distribution of the Trust Account as described below. The remaining proceeds will be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that 40% or more of the outstanding common stock of the Company (excluding, for this purpose, those shares of common stock of the Company issued prior to the Offering) vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. The stockholders who purchased Units in the Offering (the "Public Stockholders") and vote against a Business Combination will be entitled to convert their common stock into a pro rata share of the Trust Account (including the additional 4% fee of the gross proceeds of the Offering payable to the underwriters for the Offering upon the Company's consummation of a Business Combination), including any interest earned (net of taxes payable and the amount distributed to the Company to fund its working capital requirements) on their pro rata share, if the Business Combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a Public Stockholder's conversion rights. A Public Stockholder must also affirmatively exercise such conversion rights at or prior to the time the Business Combination is voted upon by the stockholders. If holders of no more than approximately 39.99% of the shares sold in the Offering vote against a Business Combination and seek to exercise their conversion rights and such Business Combination is consummated, the stockholders who held shares of common stock of the Company (the "Founding Stockholders") have agreed to forfeit and return to the Company for cancellation a number of shares so that they will collectively own no more than 23% of the Company's outstanding common stock upon consummation of such Business Combination (without giving effect to any shares that may be issued in such Business Combination). If

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE A—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (Continued)

the Company is unable to effect a Business Combination and liquidates, none of the Founding Stockholders will receive any portion of the proceeds of the Offering held in the Trust Account to be distributed to the Company's stockholders with respect to common stock owned by them immediately before the Offering. All of the Founding Stockholders, including all of the directors and officers of the Company, have agreed to vote all of the shares of common stock of the Company held by them in accordance with the vote of the majority in interest of all other stockholders of the Company.

        In the event that the Company does not consummate a Business Combination within 18 months from the date of the consummation of the Offering, or 24 months from the consummation of the Offering if certain extension criteria have been satisfied, the proceeds held in the Trust Account will be distributed to the Public Stockholders, excluding the Founding Stockholders to the extent of their initial stock holdings. In the event of such distribution, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Offering (assuming no value is attributed to the Warrants contained in the Units offered in the Offering discussed in Note C).

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

        The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and pursuant to the rules and regulations of the Securities Exchange Commission (the "SEC").

Development stage company:

        The Company complies with the reporting requirements of SFAS No. 7, "Accounting and Reporting by Development Stage Enterprises."

Earnings (loss) per share:

        The Company complies with the accounting and disclosure provision of SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires dual presentation of basic and diluted income (loss) per common share for all periods presented. Basic income per share excludes dilution and is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the income of the Company. The difference between the number of shares used to compute basic income per share and diluted income per share relates to additional incremental shares to be issued upon the assumed exercise of stock options and warrants, net of shares hypothetically repurchased at the average market price with the proceeds of exercise. The Company used treasury stock method to calculate the diluted earnings per share based on the outstanding warrants issued in the private placement, the initial public offering and the over-allotment. As a result, the Company added 3,603,080 and 3,617,897 shares as of the year ended December 31, 2007 and the period from April 18, 2006 (date of inception) to December 31,

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2007, respectively to its basic weighted average number of shares to arrive at the diluted shares used in its calculation of weighted average diluted earnings per share.

        The Company's statement of operations includes a presentation of earnings per share for common stock subject to possible redemption in a manner similar to the two-class method of earnings per share. Basic and diluted net loss per share amount for the maximum number of shares subject to possible conversion is calculated by dividing the net interest attributable to common shares subject to redemption by the weighted average number of common shares subject to possible redemption. Basic and diluted net loss per share amount for the common shares outstanding not subject to possible redemption is calculated by dividing the net loss exclusive of the net interest income attributable to common shares subject to redemption by the weighted average number of common shares not subject to possible redemption.

Concentration of credit risk:

        Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institutions, which at times, may exceed the Federal depository insurance coverage of $100,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Use of estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments:

        The fair value of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," approximates the carrying amounts represented in the accompanying balance sheets.

Income taxes:

        The Company complies with SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

        Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). There were no unrecognized tax benefits as of

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

January 1, 2007 and as of December 31, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at January 1, 2007. There was no change to this balance at December 31, 2007. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviation from its position. The adoption of the provisions of FIN 48 did not have a material impact on the Company's financial statements.

Redeemable common stock:

        The Company accounts for redeemable common stock in accordance with Emerging Issue Task Force D-98 "Classification and Measurement of Redeemable Securities". Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity. As discussed in Note A, the Business Combination will only be consummated if a majority of the shares of common stock voted by the Public Stockholders are voted in favor of the Business Combination and Public Stockholders holding less than 40% (9,200,000) of shares sold in the Offering exercise their redemption rights. As further discussed in Note A, if a Business Combination is not consummated by November 2008, or May 2009 under certain conditions, the Company will liquidate. Accordingly, 9,1999,999 shares of common stock of the Company have been classified outside of permanent equity at redemption value. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

Recently Issued Accounting Pronouncements:

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, established a framework for measuring fair value in generally accepted accounting principles, expands disclosure about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements, SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be its fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No 157 but does not expect that it will have a material impact on its condensed interim financial statements.

        In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement permits entities to choose to measure many financial instruments at fair value. Unrealized gains and losses on items for which option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing impact of SFAS 159 on its condensed interim financial statements.

        In December 2007, the FASB issued SFAS 141(R), "Business Combinations". SFAS 141(R) provides companies with principles and requirements on how an acquirer recognizes and measures in

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141(R) also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141(R) is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require the Company to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter. Early adoption of SFAS 141(R) is not permitted.

        Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

NOTE C—OFFERING AND OVER-ALLOTMENT

        The Company offered 20,000,000 units ("Units") for public sale. Each Unit consists of one share of the Company's common stock, $0.0001 par value ("Common Stock"), and two redeemable common stock purchase warrants ("Warrants"). Each Warrant entitles the holder to purchase from the Company one share of Common Stock at an exercise price of $5.00 commencing on the later of (a) one year from the date of the final prospectus for the Offering or (b) the completion of a Business Combination with a target business or the distribution of the Trust Account, and will expire four years from the date of the prospectus. The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the last sale price of Common Stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

        No Warrants will be exercisable and the Company will not be obligated to issue shares of Common Stock unless at the time a holder seeks to exercise such Warrant, a prospectus relating to Common Stock issuable upon exercise of the Warrants is current and Common Stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, if the Company does not maintain a current prospectus relating to Common Stock issuable upon exercise of the Warrants, holders will be unable to exercise their Warrants. In no circumstance will the Company be required to settle any such Warrant exercise for cash. If the prospectus relating to Common Stock issuable upon the exercise of the Warrants is not current or if Common Stock is not qualified or exempt from qualification in the jurisdiction in which the holders of the Warrants reside, the Warrants may have no value, the market for the Warrants may be limited and the Warrants may expire worthless.

        Shermen WSC Holding LLC ("Shermen WSC Holding") has purchased 5,214,286 Warrants ("Founder Warrants") at $0.70 per Warrant (for an aggregate purchase price of approximately $3,650,000) in a private placement from the Company. These purchases took place simultaneously with the consummation of the Offering. All of the proceeds received from these purchases were placed in the Trust Account. The Founder Warrants purchased by Shermen WSC Holding are identical to the Warrants underlying the Units being offered in the Offering except that (i) the Company has no

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE C—OFFERING AND OVER-ALLOTMENT (Continued)

obligation to register the sale of the Warrants and the underlying shares of Common Stock and their exercise is not limited by the absence of an effective registration statement and current prospectus relating to the resale of the underlying shares and (ii) the Founder Warrants may be exercisable on a "cashless basis" if the Company calls the Warrants for redemption. Shermen WSC Holding has also agreed that the Founder Warrants will not be transferable or alable by it or such directors or officers or their respective affiliates until after the Company has completed a Business Combination, except it may distribute them to its members. Immediately after the purchase of the Founder Warrants, Shermen WSC Holding LLC distributed them to its members.

        All shares of Common Stock owned by the Founding Stockholders prior to the closing of the Offering (the "Initial Shares") were placed into an escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent. The Initial Shares will not be released from escrow until twelve months following the consummation of a Business Combination.

        The foregoing restriction is subject to certain limited exceptions such as transfers to family members and trusts for estate planning purposes, upon death of an escrow depositor, transfers to an estate or beneficiaries, or other specified transfers. Even if transferred under these circumstances, the Initial Shares will remain in the escrow account.

        On May 30, 2007, the underwriters for the Offering exercised the full over-allotment of 3,000,000 units. As a result, the deferred underwriters' fee was increased approximately $432,000.

NOTE D—COMMON STOCK

        On May 23, 2007, the Company affected a 1.15 for 1 forward stock split of the Initial Shares and issued 750,000 shares of Common Stock to the Founding stockholders prior to the closing of both the Offering and the over-allotment. All transaction and disclosures in the financial statements relating to Common Stock, have been adjusted to reflect the effects of the stock split.

NOTE E—RELATED PARTY TRANSACTIONS

        The Company issued a $150,000 unsecured promissory note to a stockholder, Shermen Capital Partners, LLC, on April 30, 2006 of which $75,000 was repaid on September 27, 2007 and the final balance, $75,000, was repaid on October 23, 2007.

        The Company presently occupies office space provided by an affiliate of a certain stockholder of the Company. Such affiliate has agreed that, until the Business Combination is effected, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $9,950 per month for such services.

        Certain of the directors and officers of the Company have purchased through Shermen WSC Holding LLC, in a private placement, 5,214,286 Founder Warrants immediately prior to the Offering at a price of $0.70 per warrant (an aggregate purchase price of approximately $3,650,000) from the Company and not as part of the Offering. They have also agreed that the Found Warrants purchased by them will not be sold or transferred until completion of a Business Combination.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE F—INCOME TAXES

        The Company's provision for income taxes reflects the application of federal, state and city statutory rates to the Company's income before taxes. The Company's effective tax rate was 45% for the year ended December 31, 2007 and for the period from April 18, 2006 (date of inception) to December 31, 2007.

        Components of the provision for income taxes are as follows:

Current
Federal	$852,389
State	235,048
City	264,443

Total Current	1,351,880

Deferred
Federal	(249,854)
State	(70,925)
City	(79,790)

Total Deferred	(400,569)

Total income tax provision	$951,311

        The basic component of deferred tax asset are the formation and operational expenses which are not deductible for the income tax purposes as corporation is still a development stage corporation. The effective income tax rate differs from the federal statutory rate of 34% principally due to the effect of state and city income taxes.

NOTE G—COMMITMENTS

        The Company is committed to paying an underwriting discount of 4% of the public offering price of the Unit to the underwriters for the Offering (less $0.21 for each share of common stock converted to cash in connection with a Business Combination) payable upon the Company's consummation of a Business Combination.

        The Company has sold to the underwriters for the Offering, for $100, as additional compensation, an option to purchase up to a total of 700,000 Units in the aggregate (350,000 Units to each underwriter) at a per-unit price of $7.50. The Units issuable upon exercise of this option are also identical to those offered in the Offering, except that each Warrant underlying such Units entitles the holder to purchase one share of Common Stock at a price of $6.25. In no circumstance will the Company be required to settle any such option exercise for cash.

        The sale of this option was accounted for as an equity transaction. Accordingly, there will be no net impact on the Company's financial position or results of operations, except for the recording of the $100 proceeds from the sale of such option.

        The Company has determined, based upon a Black-Scholes model, that the fair value of this option on the date of sale would be approximately $0.60 per unit, or $420,000 in total, using an expected life of four years, volatility of 52.13% and a risk-free interest rate of 4.92%.

SHERMEN WSC ACQUISITION CORP.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE G—COMMITMENTS (Continued)

        The volatility calculation of 52.13% is based on the average 90-day Bloomberg volatility of a portfolio of nine publicly traded U.S. agricultural companies with market capitalizations between $50,000,000 and $500,000,000. Because the Company does not have a trading history, the Company needed to estimate the potential volatility of its Common Stock price, which will depend on a number of factors which cannot be ascertained at this time. The Company referred to the Index because management believes that the average volatility is a reasonable benchmark to use in estimating the expected volatility of Common Stock post-business combination. Although an expected life of four years was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate a Business Combination within the prescribed time period and liquidates, this option would become worthless. Although this option and its underlying securities have been registered under a registration statement, this option will provide for registration rights that will permit the holder of this option to demand that a registration statement will be filed with respect to all or any part of the securities underlying this option within five years of the completion of the Offering. Further, the holders of this option will be entitled to piggy-back registration rights in the event we undertake a subsequent registered offering within seven years of the completion of the Offering.

NOTE H—PREFERRED STOCK

        The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of December 31, 2007, the Company had not issued shares of preferred stock. The Company's certificate of incorporation prohibits it, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the Common Stock on a Business Combination.

Report of Independent Registered Public Accounting Firm

The Directors of ED&F Man:

        We have audited the accompanying combined carve-out balance sheets of the bulk liquid storage and liquid feed supplements businesses (Westway Group) of ED&F Man group as described in Note 1 to the financial statements, as of October 31, 2008 and 2007 and the related combined carve-out statements of income and cash flows and changes in the ED&F Man net invested capital for each of the years in the three-year period ended October 31, 2008. These financial statements are the responsibility of ED&F Man's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of the Westway Group as of October 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2008 in accordance with U.S. generally accepted accounting principles.

        As discussed in note 2 to the accompanying combined carve-out financial statements, Westway Group has restated its financial statements for the fiscal year ended October 31, 2008.

/s/ Ernst & Young LLP
London, England

January 19, 2009, except as to notes 2 and 13,
which are as of March 9, 2009.

WESTWAY

Combined Carve-Out Statements of Income

(US Dollars in thousands)

	Three Months ended January 31,		Years ended October 31,
	2009	2008	2008(1)	2007	2006
	(unaudited)	(unaudited)
Net Revenues
Liquid Supplements	$86,998	$78,503	$290,569	$222,871	$241,351
Bulk Liquid Storage	15,254	15,391	65,643	60,020	52,008
Related Parties—ED&F Man	3,012	4,047	14,111	9,610	9,041

Total Revenues	105,264	97,941	370,323	292,501	302,400
Cost of Sales (restated)(1)	(87,611)	(80,520)	(302,329)	(240,119)	(261,858)

Gross Profit (restated)(1)	17,653	17,421	67,994	52,382	40,542

Selling, General and Administrative Expenses (restated)(1)	7,592	8,847	35,818	29,932	26,747

Income from Operations	10,061	8,574	32,176	22,450	13,795
(Expense)/Income from Investments	(29)	(23)	(174)	67	279
(Loss)/Gain on Disposals of Property, Plant & Equipment	(4)	1	6,875	4,184	1,238

Total Non-Operating (Expense)/Income	(33)	(22)	6,701	4,251	1,517

Income before Taxes	10,028	8,552	38,877	26,701	15,312
Income Tax Expense	(2,564)	(2,946)	(12,041)	(9,237)	(4,820)
Minority Interest	(26)	12	131	98	—

Net Income	$7,438	$5,618	$26,967	$17,562	$10,492

(1)
Restated for reclassification of operating costs (see note 2).

See the accompanying notes to the combined carve-out financial statements.

WESTWAY

Combined Carve-Out Balance Sheets

(US Dollars in thousands)

		As of October 31,
	As of January 31, 2009
		2008	2007
	(unaudited)
ASSETS
Current Assets
Accounts receivable from third parties, (net of allowances of $305 (unaudited), $259 and $153 respectively in 2009, 2008 and 2007)	$42,663	$39,166	$29,736
Accounts receivable from ED&F Man	1,812	532	271
Inventories	23,206	21,490	15,796
Prepaid expenses and other current assets	2,113	3,185	2,674

Total Current Assets	69,794	64,373	48,477

Non-Current Assets
Investments	2,779	2,916	2,885
Property, plant & equipment, net	140,975	137,390	129,362
Goodwill	4,972	4,972	4,972
Deferred tax assets	1,712	1,565	1,858
Income taxes recoverable	593	528	—

Total Non-Current Assets	151,031	147,371	139,077

Total Assets	$220,825	$211,744	$187,554

LIABILITIES AND ED&F MAN NET INVESTED CAPITAL
Current Liabilities
Accounts payable to third parties	$13,018	$13,932	$10,061
Accounts payable to ED&F Man	9,064	9,483	11,335
Accrued invoices	9,165	7,394	3,900
Payroll accruals	3,493	5,473	4,412
Other accrued expenses	7,102	7,851	7,653
Income taxes payable	8,031	5,466	6,681

Total Current Liabilities	$49,873	$49,599	$44,042
Non-Current Liabilities
Deferred tax liabilities	23,457	24,343	21,508
Other liabilities	23	69	71

Total Non-Current Liabilities	23,480	24,412	21,579
Minority Interest	1,145	1,117	1,159
Commitments and Contingencies
ED&F Man Net Invested Capital
Net invested capital excluding accumulated other comprehensive (loss)/income (note 2)	147,807	136,695	114,559
Accumulated other comprehensive (loss)/income	(1,480)	(79)	6,215

ED&F Man Net Invested Capital	146,327	136,616	120,774

Total Liabilities and ED&F Man Net Invested Capital	$220,825	$211,744	$187,554

See the accompanying notes to the combined carve-out financial statements.

WESTWAY

Combined Carve-Out Statements of Cash Flows

(US Dollars in thousands)

	Three months ended January 31,		Years ended October 31,
	2009	2008	2008	2007	2006
	(unaudited)	(unaudited)
Cash Flows From Operating Activities
Net income	$7,438	$5,618	$26,967	$17,562	$10,492
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,637	3,694	15,258	15,077	14,503
Loss/(gain) on disposals of property, plant and equipment	4	(1)	(6,875)	(4,184)	(1,238)
Expense/(income) from investments	29	23	174	(67)	(279)
(Decrease)/increase in deferred tax assets/liabilities	(1,033)	(433)	3,128	(1,593)	(2,538)
Increase/(decrease) in minority interest	26	(12)	(131)	(98)	—
Share based compensation expense	254	235	940	677	634
Changes in operating Assets and Liabilities:
(Increase) decrease in accounts receivable	(4,777)	(8,590)	(9,691)	27	6,233
(Increase) decrease in inventory	(1,716)	(5,834)	(5,694)	986	1,116
Decrease (increase) in prepaid and other	1,072	(228)	(511)	(175)	109
Increase in income taxes recoverable	(65)	(566)	(528)	—	—
(Decrease) increase in accounts payable	(1,333)	(5,658)	2,019	(46)	8,711
(Decrease) increase in accrued expenses	(958)	10,781	4,753	1,593	(2,568)
Increase (decrease) in tax payable	2,565	3,285	(1,215)	562	4,921
(Decrease) increase in other liabilities	(46)	(1)	(2)	18	2

Net cash provided by operating activities	5,097	2,313	28,592	30,339	40,098

Cash flows from investing activities
Capital expenditures in property, plant and equipment	(8,593)	(8,122)	(34,974)	(28,934)	(19,158)
Investments in joint ventures	—	—	(1,200)	(162)	—
Proceeds from disposals of property, plant and equipment	76	3	13,353	6,993	3,269

Net cash used in investing activities	(8,517)	(8,119)	(22,821)	(22,103)	(15,889)

Cash flows from financing activities
Change in ED&F Man Net Invested Capital	3,420	5,806	(5,771)	(7,132)	(24,209)
Distribution to/(from) ED&F Man	—	—	—	(1,104)	—

Net cash used in financing activities	3,420	5,806	(5,771)	(8,236)	(24,209)
Net change in cash and cash equivalents
Cash and cash equivalents at beginning of year	—	—	—	—	—
Cash and cash equivalents at end of year	—	—	—	—	—

	$—	$—	$—	$—	$—

See the accompanying notes to the combined carve-out financial statements.

WESTWAY

Combined Carve-Out Statements of Changes in ED&F Man Net Invested Capital

(US Dollars in thousands)

	ED&F Man Net Invested Capital excluding Other Comprehensive Income	Accumulated Other Comprehensive Income	ED&F Man Net Invested Capital
Balance at November 1, 2005	$117,639	$1,968	$119,607

Comprehensive Income:
Net income	10,492	—	10,492
Other comprehensive income	—	1,637	1,637

Total Comprehensive Income			12,129
Net equity transactions with ED&F Man	(23,575)	—	(23,575)

Balance at October 31, 2006	104,556	3,605	108,161

Comprehensive Income:
Net income	17,562	—	17,562
Other comprehensive income	—	2,610	2,610

Total Comprehensive Income			20,172
Net equity transactions with ED&F Man	(6,455)	—	(6,455)
Distribution to ED&F Man	(1,104)	—	(1,104)

Balance at October 31, 2007	114,559	6,215	120,774

Comprehensive Income:
Net income	26,967	—	26,967
Other comprehensive loss	—	(6,294)	(6,294)

Total Comprehensive Income			20,673
Net equity transactions with ED&F Man	(4,831)	—	(4,831)

Balance at October 31, 2008	136,695	(79)	136,616

Comprehensive Income:
Net income (unaudited)	7,438	—	7,438
Other comprehensive loss (unaudited)	—	(1,401)	(1,401)

Total Comprehensive Income (unaudited)			6,037
Net equity transactions with ED&F Man (unaudited)	3,674	—	3,674

Balance at January 31, 2009 (unaudited)	$147,807	$(1,480)	$146,327

See the accompanying notes to the combined carve-out financial statements.

WESTWAY

Notes to Combined Carve-Out Financial Statements

US Dollars in Thousands

1. Organization and Business Description

        The Westway group ("Westway" or "the Group") comprises the bulk liquid storage and liquid feed supplements businesses of ED&F Man group ("ED&F Man"). The combined carve-out financial statements have been prepared by ED&F Man's management ("Management") to reflect the financial position, income or losses and cash flows of the Westway operations pursuant to the terms of the transaction agreement between ED&F Man and Shermen WSC Acquisition Corp. ("Shermen"). Under the terms of this transaction agreement the following subsidiaries and affiliates of ED&F Man will be transferred to or merge with affiliates of Shermen or one or more wholly-owned subsidiaries of Shermen:

Subsidiaries		Affiliates
ED&F Man Korea Ltd	Westway Terminals Nederland BV	Champion Liquid Feeds (50% owned)
Westway Denmark	Westway Terminals UK LTD
ED&F Man Liquid Products Inc.	Westway Terminals Hibernian Ltd
Westway Terminals Poland SP	Westway Terminals Co. Inc.
Westway Feed Products, Inc.	Westway (Australia) PTY Ltd
Sunnyside Feed LLC (51% owned)

        In addition to the Westway operations to be transferred to Shermen, a number of these legal entities include operations that will be retained by ED&F Man following the proposed transaction. Prior to the closing of the transaction a re-organization of ED&F Man will take place in order to remove the assets and liabilities and operations of these other businesses from the pre-existing Westway Group. The remaining businesses are hereafter referred to as the 'carved-out' or 'carve-out' businesses.

        Accordingly, the historical results of the Westway operations have been carved out of the consolidated financial statements of ED&F Man and aggregated on the basis of common and consistent ownership throughout the periods reflected in the combined carve-out financial statements.

        These combined carve-out financial statements present the financial results of Westway for the years ended October 31, 2008, 2007 and 2006. The financial results include combined carve-out statements of income and combined carve-out statements of cash flows and changes in net invested capital for the years ended October 31, 2008, 2007 and 2006 and combined carve-out balance sheets at October 31, 2008 and 2007. As described below, all of the financial information presented has been adjusted to reflect the fair presentation of the business during this period. In addition, these financial results include combined carve-out statements of operations and combined carve-out statements of cash flows and changes in net invested capital for the three month periods ended January 31, 2009 and 2008 and the combined carve-out balance sheet as of January 31, 2009.

        The combined carve-out financial information included herein as of January 31, 2009 and for the three months ended January 31, 2009 and 2008, is unaudited. However, such information reflects all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of Westway's financial position and results of operations for the interim periods presented.

        The Westway Group is a global agricultural services business comprising significant bulk liquid storage capability and ownership of a leading manufacturer and distributor of liquid feed supplements to the livestock industry in the United States. The global bulk liquid storage business is referred to as "Bulk Liquid Storage" and along with the Westway senior Management team is headquartered in New

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

1. Organization and Business Description (Continued)

Orleans, Louisiana. The liquid feed supplements business based in Tomball, Texas is a large manufacturer in the United States and is referred to as "Liquid Feed Supplements". The Group was originally established in the 1940's as the Westway Trading Company, a US based family-owned trader of molasses. Since then Westway has evolved from a molasses trading company into derivative liquid feed supplements and third party storage business in collaboration with its current owner ED&F Man. Westway's ongoing molasses trading operations will be retained by ED&F Man.

2. Summary of Significant Accounting Policies

Basis of Presentation

        These combined carve-out financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The combined carve-out financial statements for those Westway businesses carved-out of ED&F Man and to be transferred to Shermen have been prepared using the historical basis of accounting and all references to dollars are United States dollars. Amounts in these combined carve-out financial statements are presented in thousands of U.S. dollars except where indicated otherwise and in Note 10, Equity Compensation, where amounts are presented in U.S. dollars. The combined carve-out financial statements may not necessarily reflect the results of operations, financial position and cash flows if Westway had actually existed on a stand-alone basis during the periods presented and these combined carve-out financial statements may not be indicative of future performance.

        Transactions between Westway and ED&F Man and its affiliates are herein referred to as related party transactions (see Note 3). The ED&F Man net invested capital in these combined carve-out financial statements constitutes ED&F Man's investment in the Group and represents the excess of total assets over total liabilities. Net invested capital includes the effects of carve-out allocations from ED&F Man and the funding of the Group through the in-house banking, cash pooling arrangements and related party transactions to and from related parties with ED&F Man (see Note 3), and the Group's cumulative net income, including other comprehensive income directly recognized in net invested capital. All significant intercompany balances and transactions between the entities combined herein have been eliminated.

Restatement

        In March 2009, Westway determined there was a reclassification error in its previously issued combined carve-out financial statements whereby operating costs from one of its combined operating entities were erroneously included in costs of sales for the year ended October 31, 2008 and erroneously excluded from selling, general and administrative expenses. The combined carve-out financial statements for the year ended October 31, 2008 have been restated to reflect this reclassification and reduce costs of sales by $6.0 million and increase selling, general and administrative expenses by a corresponding amount to reflect the reclassification of the operating costs. The restatement has not resulted in a change to operating income or net income. Furthermore, as a result of the change, the segment information included in Note 13 has been adjusted as well. Westway also restated the segments disclosures in Note 13 for the year ended October 31, 2007 due to a typographical error in the information included therein which resulted in allocating revenue within the

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2. Summary of Significant Accounting Policies (Continued)

liquid supplements segment from USA to Rest of World in the amount of $6.1 million with corresponding changes to various subtotals based on the correction of the revenue figures.

Carve-out Accounting

        The combined carve-out financial statements include Westway's direct expenses as well as allocations of expenses arising from shared services and infrastructure provided by ED&F Man. These expenses primarily relate to employee compensation and benefits, office facilities and services arising from the provision of corporate functions including tax, legal and compliance, risk management, finance, internal audit, and executive management. These expenses are allocated using estimates that Management considers to be a reasonable reflection of the utilization of services provided to, or benefits received by Westway. The method and basis of allocations used in preparing these combined carve-out financial statements are described below. Costs included in the combined carve-out financial statements for such services provided to Westway are included in selling, general and administrative expenses in the accompanying combined carve-out statements of income.

        In preparing these combined carve-out financial statements, cost items and balance sheet items that have been identified as related to Westway operations have been carved out and allocated to Westway in full. Those items that are not subject to a direct relationship have been allocated directly or on a proportional basis using revenue or number of employees as is most appropriate. Costs related to shared services and corporate services, such as tax, legal and compliance, risk management, finance, internal audit, and executive management have been allocated to Westway on a proportional basis using a basis of allocation that would be expected to reasonably reflect the proportion of Westway's incurrence of such costs. Management believes that the allocation methods described above provide a reasonable allocation of costs. However, these costs may not be representative of the costs necessary for Westway to operate as a stand-alone entity and Management is unable to estimate what such stand-alone costs would have been during the periods presented.

        The combined carve-out financial statements do not include an allocation of ED&F Man's debt, interest, deferred financing costs and other financing related costs because none of these items were specifically identified as trade receivables, trade payables and corporate advances to or borrowings from ED&F Man. Transactions other than those specifically identified as corporate advances to or borrowings from ED&F Man have been accounted for using the invested equity method ("invested capital") approach. Income taxes, where applicable have been accounted for in these combined carve-out financial statements as if Westway were a separate taxable entity.

        Westway is required to consolidate the results, cash flows and balance sheets of those entities in which it owns more than 50% of the shares unless it does not have control of the relevant business or entity. Westway's investment in Champion Liquid Feeds of which Westway owns 50% and exercises significant influence, but does not control, is accounted for using the equity method of accounting. Pursuant to the revised Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities", Westway also combines any Variable Interest Entities ("VIEs") of which it is the primary beneficiary. Westway currently is not the primary beneficiary of any such entities and therefore no VIEs are included in the combined carve-out financial statements.

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US Dollars in Thousands

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of the combined carve-out financial statements in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined carve-out financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include, and are not limited to, allowances for doubtful accounts, sales returns and allowances, asset impairments, valuation of goodwill, tax contingency reserves and other contingent liabilities.

Revenue Recognition

        Westway recognizes revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition" at prices fixed by contract or purchase orders and upon delivery of the service or product to the customer.

        Westway generates revenue from its bulk liquid storage business from three primary types of service contracts: fixed income, volume or throughput income, and income from ancillary services. Fixed income contracts generate revenue from storage services at each of Westway's terminals and are based on a fixed fee per month for tank rental, input/output from storage tanks or combination of both. Westway recognizes revenue from fixed income contracts in the period the service is rendered. Volume contracts generate revenue based on the volume of liquid entering or exiting each terminal location and is based on tonnage. Westway recognizes revenue for volume contracts as the volumes are entered into or withdrawn from its storage facilities. Ancillary income contracts generate revenue from customer-specific storage requirements including energy, overtime, and other infrastructure costs. Revenue relating to ancillary income contracts is recognized based on terms stipulated in the customer contract and are recorded at the time the service is provided. Provisions for ancillary services may be included in fixed price storage contacts or in volume or throughput income contracts. Revenues are recorded for the services available under each contract as the services are provided.

        Westway generates revenue from its liquid feed supplements through sales of liquid and dry animal feed supplements. Revenue is recognized upon delivery.

        Revenues are recorded net of any discounts, volume rebates, and sales taxes. Shipping and handling costs are included within cost of sales in the combined carve-out statements of income.

        Westway assesses the collectability of its accounts receivable base primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Westway provides for sales returns and allowances as a reduction of revenues at the time of shipment and estimates based on historic experience.

Investments

        Investments in which the Group retains a non-controlling interest are accounted for using the equity method. The Group has evaluated its relationships with investments and has determined that these entities are not variable interest entities and therefore are not required to be combined in the

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combined carve-out financial statements. Accordingly, the Group's proportional share of the respective investments earnings or losses is included in "(expense)/income from investments" in its combined carve-out statements of income.

Accounts Receivable

        The Group maintains an allowance for estimated potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of the allowance. Accounts receivable are charged against the allowance when, in the Group's estimation, further collection efforts would not result in a reasonable likelihood of receipt. Included within selling, general and administrative expenses, the Group recorded bad debt expenses / (recoveries) related to accounts receivable of $0.2 million, $(0.1) million and $0.1 million for the years ended October 31, 2008, 2007 and 2006, respectively.

Inventories

        Inventories, being principally molasses related products held for use and sale in the liquid feed supplements business, are stated at the lower of cost (weighted average) or market value. Management compares the cost of inventories as determined by the weighted average cost method with the market value, and allowance is made for writing down the inventories to their market value, if lower. Costs include those costs incurred in bringing the inventories to their present location and condition.

Property, Plant & Equipment

        Property, plant and equipment are stated at cost. Expenditure on maintenance and repairs is charged to earnings as incurred; additions, renewals and improvements are capitalized. When property, plant and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included as a component of non-operating income. Depreciation of property, plant and equipment is disclosed within cost of sales using the straight-line method for all assets with estimated lives as follows:

Freehold buildings	20-50 years
Leasehold improvements	Shorter of the assets estimated useful life, the length of the lease or 15 years
Equipment and vehicles	3 to 20 years

        Freehold land is not depreciated. Assets under construction are not depreciated until the facility is fully commissioned.

        Estimated useful lives are periodically reviewed and, when warranted, are updated.

        The Group expects to continue to exercise its lease renewal options at each location. As such, the timing of decommissioning and clean up of land and tanks on termination of leases are not estimable. The Group does not accrue liabilities for asset retirement obligations since the potential timing,

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quantum, and therefore present value, are not estimable and historically such costs have not been significant.

Goodwill

        Westway follows Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separate from goodwill. Furthermore, SFAS 142 requires that an entity assign its recorded goodwill to reporting units and test each reporting unit's goodwill and long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or goodwill may not be recoverable through operations.

Impairment of Long-Lived Assets and Goodwill

  Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). An impairment loss would be determined when estimated undiscounted future pre-tax cash flows from the use of the asset or group of assets are less than its carrying amount. In estimating future undiscounted cash flows, the Group uses historical cash flows, the expected growth rate of revenues and expenses, the effect of capital expenditures, the remaining useful life of the asset, holding periods, and future market and economic conditions. Measurement of an impairment loss is based on the excess of the carrying amount of the asset or group of assets over the long-lived asset fair value. Fair value is generally measured through internal analyses of present value techniques (or discounted cash flows) or external appraisals.

        There were no impairment losses incurred for any of the Group's long-lived assets for any of the years ended October 31, 2008, 2007 and 2006.

  Goodwill

        The Group conducts impairment tests on goodwill annually, as of August 1, or more frequently if circumstances indicate that the carrying amount of goodwill may not be recoverable. The Group uses present value and other valuation techniques to make this assessment. Impairment tests for goodwill include comparing the fair value of the respective reporting units, which are the Group's segments, with their carrying amount, including goodwill. Goodwill is evaluated using a two-step impairment test at the reporting unit level. The first step compares the carrying amount of a reporting unit, including goodwill, with its fair value. If the carrying amount of a reporting unit exceeds its fair value, a second step is completed to determine the amount of goodwill impairment loss to record. As noted above, the Group uses present value techniques (or discounted cash flows) to determine fair value. In the second step, an implied fair value of the reporting unit's goodwill is determined by allocating the fair value of

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2. Summary of Significant Accounting Policies (Continued)

the reporting unit to all of the assets and liabilities other than goodwill. The amount of impairment loss is equal to the excess of the carrying amount of the goodwill over the implied fair value of that goodwill.

        There were no impairment losses incurred for goodwill for any of the years ended October 31, 2008, 2007 and 2006.

Discontinued Operations

        Discontinued operations are reported when a component comprising operations and cash flows that can be clearly distinguished from the rest of the Group, have been disposed of or are classified as held for sale, operationally and for financial reporting purposes and when both of the following criteria are met (1) the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the Group as a result of the disposal transaction and (2) we will not have any significant continuing involvement in the operations of the component after the disposal transaction.

        There have been no instances of discontinued operations during the periods covered in these combined carve-out financial statements.

Fair Value of Financial Instruments

        The carrying value of accounts receivable and accounts payable and accrued liabilities approximates their fair values because of their short term to maturity. The fair value of the Group's other liabilities, recalculated at current interest rates, approximates their carrying value.

Pension Plans

        Westway accounts for the cost of its defined contribution pension obligations on an accrual basis in accordance with both SFAS 87, "Employers' Accounting for Pensions" ("SFAS 87") and SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans" ("SFAS 158"). Historically, employees of the group have participated in an ED&F Man group defined benefit pension plan for all U.S. domiciled employees of the Group. This plan was frozen to new members and further accrual of benefits from July 1, 2005 onwards. On completion of the proposed transaction both past and future liabilities arising under this defined benefit scheme will remain with ED&F Man.             Furthermore, no pension liability has been recorded as the pension obligation was never an obligation of Westway and will not be an obligation going forward.

        From July 1, 2005, employees of the Westway Group have accrued pension benefits under defined contribution schemes, the cost of which to Westway are included in the combined carve-out statements of income on an accruals basis in the amounts of $2.4 million, $2.1 million and $1.9 million for the years ended October 31, 2008, 2007 and 2006, respectively. The cost of accrued pension benefits under defined contribution schemes for the three months ended January 31, 2009 and 2008 was $0.6 million (unaudited) and $0.6 million (unaudited), respectively.

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2. Summary of Significant Accounting Policies (Continued)

Equity Compensation

        Employees of Westway participate in ED&F Man's share-based employee compensation plans, the financial effect of which is described in Note 10. The Group recognizes compensation expense related to these plans in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). The compensation expense for share-based awards is based on awards that are expected to vest and is reduced for estimated forfeitures. The Group has not granted stock options with market or performance conditions.

        As prescribed by SFAS 123(R), the Group uses the estimated fair value of the underlying stock to value stock awards with an exercise price of zero (stock award plans) and uses the Black Scholes model to value other share-based compensation plans.

        The Group recorded compensation expense related to share-based employee compensation plans of $940,000, $678,000 and $634,000 for the years ended October 31, 2008, 2007 and 2006, respectively, which is included in "selling, general and administrative expenses". The compensation expense related to share-based employee compensation plans for the three months ended January 31, 2009 and 2008 was $254,000 (unaudited) and $313,000 (unaudited), respectively.

Income Taxes

        The operations of the Group have historically been included in ED&F Man combined tax returns to the extent the income was earned by U.S. members of the ED&F Man combined group. Income taxes reflected in these combined carve-out financial statements have been calculated as if the Group were a separate taxable entity and consistent with the asset and liability method prescribed by SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires an asset and liability based approach in accounting for income taxes. Deferred income tax asset and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income.

        Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income from all sources, including reversal of temporary differences and forecasted operating earnings. Income taxes have been provided for all items included in the combined carve-out statements of income regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Current tax liabilities and receivables transferred to ED&F Man are included in "ED&F Man net invested capital".

        The Group has adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 requires companies to examine all tax positions taken. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, if it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

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2. Summary of Significant Accounting Policies (Continued)

        Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable tax authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination. As a result of the implementation of FIN 48, the Group performed a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by FIN 48. As a result of the implementation of FIN 48 and ongoing reassessment, the Group recognized no adjustments to liabilities or net capital invested.

Foreign Currency Transactions

        The combined carve-out financial statements of the Group have been prepared in U.S. dollars ("dollars"), as the dollar is the Group's functional currency. Since the Group's operations are funded in U.S. dollars and a substantial portion of its costs is incurred in U.S. dollars, Management believes that the dollar is the primary currency of the economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the U.S. dollar.

        Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the combined carve-out statements of income. Non-monetary assets and liabilities that are measured in terms of historical costs in a foreign currency are translated using the exchange rate at the date of the transaction.

        Assets and liabilities of foreign subsidiaries or affiliates are translated into dollars at exchange rates on the balance sheet date. Revenues and expenses are translated into dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Exchange differences resulting from translation into dollars of equities and of intercompany loans of a permanent nature with respect to foreign subsidiaries are recorded within "ED&F Man net invested capital". Upon disposal or liquidation of a foreign entity, these cumulative translation adjustments are recognized as income or expense.

Comprehensive Income

        SFAS No. 130 ("SFAS 130"), "Reporting Comprehensive Income", requires that comprehensive income, which is the total of net income and all other non-owner changes in capital, be displayed in the financial statements. The components of the Group's comprehensive income as presented in the combined carve-out statements of changes in equity include net income and unrealized gains and losses from foreign currency translation. Unrealized gains and losses from foreign currency translation are not tax effected since these differences arise from translation of combined entities, which are considered permanent investments outside of the U.S.

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2. Summary of Significant Accounting Policies (Continued)

Segment Reporting

        The Group follows SFAS No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information". SFAS 131 requires that a company report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined that it has two reportable segments—Bulk Liquid Storage and Liquid Feed Supplements.

Commitments and Contingencies

        The Group leases land, office space and equipment under non-cancelable operating leases with various expiration dates. Westway is responsible for maintenance costs and property taxes on certain of the operating leases. Westway has not entered into any capital leases as defined by SFAS No. 13 ("SFAS 13"), "Accounting for Leases". Future minimum lease payments under non-cancelable operating leases as of October 31, 2008 are disclosed at Note 5.

Recent Accounting Pronouncements

        On December 4, 2007, the FASB issued SFAS No. 160 ("SFAS 160"), "Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51". This Statement changes the accounting and reporting for non-controlling interests in consolidated financial statements. A non-controlling interest, sometimes referred to as a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Specifically, SFAS No. 160 establishes accounting and reporting standards that require (i) the ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated balance sheet within equity, but separate from the parent's equity; (ii) the equity amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated income statement (consolidated net income and comprehensive income will be determined without deducting minority interest, however, earnings-per-share information will continue to be calculated on the basis of the net income attributable to the parent's shareholders); and (iii) changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently and similarly—as equity transactions. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is not permitted. SFAS No. 160 is to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for its presentation and disclosure requirements, which are to be applied retrospectively for all periods presented. The Group does not anticipate that the adoption of this Statement will have a material effect on its combined carve-out financial statements.

        On April 25, 2008, the FASB issued FASB Staff Position FAS 142-3, "Determination of the Useful Life of Intangible Assets". This Staff Position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." This Staff Position is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Group does not anticipate that the

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adoption of this Staff Position will have a material effect on its combined carve-out financial statements.

        On May 9, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". This Statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles, referred to in this note as GAAP, for non-governmental entities. Statement No. 162 establishes that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. Statement No. 162 is effective 60 days following the U.S. Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles", and is only effective for non-governmental entities. The Group does not expect the adoption of this Statement to have any effect on its combined carve-out financial statements.

        On October 10, 2008, the FASB issued FASB Staff Position FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active". This Staff Position provides guidance clarifying how SFAS No. 157, "Fair Value Measurements" should be applied when valuing securities in markets that are not active. This Staff Position applies the objectives and framework of SFAS No. 157 to determine the fair value of a financial asset in a market that is not active, and it reaffirms the notion of fair value as an exit price as of the measurement date. Among other things, the guidance also states that significant judgment is required in valuing financial assets. This Staff Position became effective upon issuance and did not have any material effect on the Group's combined carve-out financial statements.

3. Related-Party Transactions

        As a consequence of the ownership structure prior to the proposed transaction Westway has historically maintained a significant business relationship with ED&F Man. It is anticipated that this relationship will continue immediately following the proposed transaction, with Westway acting as preferred supplier of storage services to ED&F Man and ED&F Man acting as the sole provider of molasses requirements of the liquid feed supplements business. In addition, ED&F Man will provide transitional services to Westway for a minimum period of one year following the proposed transaction.

        During each of the financial periods presented, Westway provided storage of liquid products to ED&F Man. For the years ended October 31, 2008, 2007 and 2006 and for the three months ended January 31, 2009 and 2008, net revenues earned from ED&F Man by Westway were $14.1 million, $9.6 million, $9.0 million, $3.0 million (unaudited) and $4.1 million (unaudited), respectively, representing 17.7%, 13.8%, 14.8%, 17.8% (unaudited) and 20.8% (unaudited) of total bulk liquid storage net revenues, respectively.

        In addition, during each of the financial periods presented, Westway acquired molasses from ED&F Man for its liquid feed supplements business. For the years ended October 31, 2008, 2007 and 2006 and for the three months ended January 31, 2009 and 2008, the costs of purchases from ED&F were $71.8 million, $62.9 million, $79.5 million, $22.0 million (unaudited) and $16.8 million

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(unaudited), respectively, representing 26.7%, 30.6%, 34.8%, 28.0% (unaudited) and 23.7% (unaudited) of total liquid supplements cost of sales, respectively. These costs are included in cost of sales in the combined carve-out statements of income.

        As a consequence of these relationships, the combined carve-out financial statements of Westway include amounts owing from ED&F Man and amounts payable to ED&F Man in respect of the bulk liquid storage and liquid feed supplements businesses as of October 31, 2008 and 2007 and January 31, 2009.

        For the years ended October 31, 2008, 2007 and for the three months ended January 31, 2009, accounts receivable by Westway from ED&F Man were $0.53 million, $0.27 million and $1.8 million (unaudited), respectively. For the same periods accounts payable by Westway to ED&F Man were $9.5 million, $11.3 million and $9.1 million (unaudited), respectively.

        Westway also incurs management charges in respect of directly attributable divisional and central ED&F Man corporate costs in each financial year. For the three months ended January 31, 2009 and 2008 and for the years ended October 31, 2008, 2007 and 2006 these management charges from ED&F Man were $0.2 million (unaudited) and $0.1 million (unaudited) and $4.8 million, $4.1 million and $3.8 million respectively. These charges are included in selling, general and administrative expenses in the combined carve-out statements of income.

4. Inventories

        A summary of inventories is as follows:

	As of January 31,	As of October 31,
	2009	2008	2007
	(unaudited)
Raw materials	$21,439	$19,916	$14,530
Finished goods	1,767	1,574	1,266

Total inventories	$23,206	$21,490	$15,796

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5. Property, plant & equipment

        Property, plant & equipment consists of the following:

	As of January 31,	As of October 31,
	2009	2008	2007
	(unaudited)
Freehold buildings	$14,891	$14,139	$15,039
Freehold land	8,479	9,125	7,364
Leasehold improvements	15,993	15,909	17,998
Assets under construction	22,278	21,123	1,844
Equipment & vehicles	213,672	209,203	225,875

Total	275,313	269,499	268,120
Less accumulated depreciation	(134,338)	(132,109)	(138,758)

Total property, plant and equipment, net	$140,975	$137,390	$129,362

        Depreciation expense for the three months ended January 31 2009 and 2008, the years ended October 31, 2008, 2007, and 2006 was $3.6 million (unaudited), $3.7 million (unaudited), $15.3 million, $15.1 million, and $14.5 million, respectively. These charges are included in cost of sales in the combined carve-out statements of income.

Lease Commitments

        Westway leases a significant proportion of its bulk liquid storage and liquid feed supplements processing facilities and accounts for its leases under the provisions of SFAS 13 and subsequent amendments, which require that all leases be evaluated and classified as operating or capital leases for financial reporting purposes. All of Westway's property leases are classified as operating leases pursuant to the requirements of SFAS 13. Typically, these leases are for between 8-30 years with renewal options available to Westway.

        Lease terms are calculated from the date Westway takes possession of the facility and include any periods of free or reduced rent if applicable, and any lease extensions that are available to the Group that are reasonably assured of being exercised. For leases that contain known rent escalations, Westway records the total rent payable during the lease term on a straight-line basis over the term of the lease. The difference between the minimum rents paid and the straight-line rent is recorded as deferred rent included in other accrued expenses in the combined carve-out balance sheets.

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5. Property, plant & equipment (Continued)

        Future minimum lease payments under non-cancelable operating leases as of October 31, 2008 are as follows:

Year ending October 31,
2009	$3,353
2010	3,088
2011	2,906
2012	2,630
2013	2,207
Thereafter	21,208

Total minimum lease payments	$35,392

        Total rental expense under operating leases amounted to $3.7 million, $3.9 million and $4.2 million for the years ended October 31, 2008, 2007 and 2006, respectively and $1.0 million (unaudited) and $1.1 million (unaudited) for the three months ended January 31, 2009 and 2008 respectively.

6. Goodwill

        The carrying amount of goodwill included in the combined carve-out balance sheet is as follows:

	As of January 31,	As of October 31,
	2009	2008	2007
	(unaudited)
Cost	$7,899	$7,899	$7,899
Accumulated amortization	(2,927)	(2,927)	(2,927)

Total Goodwill	$4,972	$4,972	$4,972

        The combined carve-out financial statements include goodwill arising on the following acquisitions:

Acquired business	Date of acquisitions	Consideration	Goodwill allocated to Westway
Molasses Liquid Products Division	May 30, 1997	53,100	7,899
Tate & Lyle Canada	March 20, 2003	17,600	—
Tate & Lyle Liquid Storage & Molasses	December 15, 2002	10,700	—

Molasses Liquid Products Division

        On May 30, 1997, ED&F Man acquired the Molasses Liquid Products Division (MLPD) from Cargill, an international provider of food, agricultural and risk management products and services, for a total of $53.1 million. The acquisition resulted in the addition to the ED&F Man group of the worldwide molasses trading and distribution businesses of Cargill. In the United Kingdom and the United States, the acquisition resulted in the addition of significant molasses trading businesses and provided additional leasehold storage capacity while further expanding the Group's liquid feed supplements business in the United States and providing a liquid products distribution business in Italy.

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

6. Goodwill (Continued)

        For the purposes of these combined carve-out financial statements, the assets and acquired goodwill of the bulk liquid storage and liquid feed supplements businesses have been accounted for using the purchase method. Goodwill arising on the acquisition has been allocated to Westway based on the pro-rata fair values of Westway and ED&F Man on the date of acquisition.

        In accordance with SFAS 142, goodwill arising from business combinations was no longer amortized from October 31, 2002. After such date, the carrying value of goodwill is reviewed for impairment annually. No impairment has been necessary as of October 31, 2008 and 2007; unamortized goodwill was $5.0 million.

Tate and Lyle Acquisitions

        On March 20, 2003, ED&F Man acquired certain Canadian Operations of Tate & Lyle plc ("Tate & Lyle") and on December 15, 2002 acquired United Molasses, a molasses trading and storage business also previously owned by Tate & Lyle. These businesses were acquired for a total consideration of $28.3 million and consolidated the existing operations of the Westway Group in Western Canada as well as further expanding the liquid storage and molasses trading operations in the United States. For the purposes of these combined carve-out financial statements, only those assets and liabilities that relate directly to the Group have been included. Under the purchase method of accounting and based on the fair values of the businesses acquired, no goodwill was allocated to either of the acquired Tate & Lyle businesses.

7. Investments

        On January 17, 2000, Westway formed, without initial investment, Champion Liquid Feeds ("CLF"), a 50:50 joint venture with Ridley Agri-Products ("Ridley"), a dry feed distributor in Australia. Through its relationship with Ridley, CLF provides Westway with access to a manufacturer and distributor of liquid feed supplements in Australia, based out of its plant in southern Queensland. CLF recently commissioned two new liquid suspension plants in central Queensland and Victoria, which will provide the ability to supply a complete range of liquid feed supplements to Victoria, New South Wales and Queensland. Westway equity accounts for its share in CLF's income/(expense) before taxes, its share of taxes and any dividends received from CLF.

        Activity in the investment account is as follows:

		As of October, 31
	As of January 31, 2009
		2008	2007
	(unaudited)
At start of year	$2,916	$2,885	$1,070
Foreign exchange	(108)	(1,085)	329
Additions	—	1,290	1,419
(Expense)/income for the year	(29)	(174)	67

At end of year	$2,779	$2,916	$2,885

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

7. Investments (Continued)

(Expense)/Income from Investments

	Three months ended January 31,		Year ended October 31,
	2009	2008	2008	2008	2007
	(unaudited)	(unaudited)
Champion Liquid Feeds	$(29)	$(23)	$(174)	$67	$279

8. Sunnyside Joint Venture

        On December 29, 2006, Sunnyside Feed L.L.C ("Sunnyside") was established with the purposes of constructing and operating a liquid feed supplements facility in Mandan, North Dakota in order to serve local beef and dairy industries. Westway's 49% partner in Sunnyside is Sunnyside Properties LLC and Westway invested $1.3 million in Sunnyside. Consistent with its accounting policies, the Group consolidates 100% of the assets and liabilities of Sunnyside in the combined carve-out balance sheets as well as 100% of the income/(expense) from operations. Sunnyside Properties LLC's interest in the pre-tax income/(expense) and the net assets of Sunnyside are shown separately, as minority interest, in the combined carve-out statements of income and the combined carve-out balance sheets, respectively. The liquid feed supplements facility commenced production in March 2007.

9. Income Taxes

        Income taxes have been provided for all items included in the combined carve-out statements of income regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Current tax liabilities and receivables were transferred to ED&F Man and are included in "ED&F Man net invested capital".

        The provision for income taxes is comprised of the following:

	Year ended October 31,
	2008	2007	2006
Current tax expense	$11,254	$10,831	$7,358
Deferred tax expense/(benefit) from temporary differences	787	(1,594)	(2,538)

Total	$12,041	$9,237	$4,820

        Current tax expense (benefit) includes amounts applicable to U.S. federal income taxes of $7.4 million, $7.3 million, and $5.5 million in 2008, 2007, and 2006 respectively.

        Deferred income tax expense (benefit) related to U.S. federal income taxes was $0.8 million, $1.0 million, and $0.8 million in 2008, 2007, and 2006 respectively.

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

9. Income Taxes (Continued)

        The net deferred tax liability consists of the following deferred tax liabilities:

	As of October 31,
	2008	2007
Property and equipment	$22,112	$19,377
Goodwill	1,612	1,501
Other	619	630

Total deferred tax liabilities	24,343	21,508

Net operating loss carry forwards	—	—
Amounts not yet deductible for tax purposes	1,332	1,695
Other	233	163

Total deferred tax assets	1,565	1,858

Net deferred tax liabilities	$22,778	$19,650

        A reconciliation of the U.S. federal statutory income tax rate to actual income tax rate is as follows:

	Year ended October 31,
	2008	2007	2006
U.S. Federal statutory income tax rate	35.00%	35.00%	35.00%
Increase/(decrease) in rate resulting from:
State income tax, net of Federal benefit	4.00%	5.00%	5.00%
Income taxes outside the U.S.	(2.39)%	(3.46)%	(4.73)%
Reduction in U.S. rates on U.S. deferred tax	(4.08)%	—%	—%
Other	(1.56)%	(1.95)%	(3.79)%
Actual income tax rate	30.97%	34.59%	31.48%

        Deferred U.S. income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries and corporate joint ventures. These temporary differences were approximately $21.5 million and $13.1 million as of October 31, 2008 and October 31, 2007, respectively and consisted primarily of undistributed earnings relating to the year ended October 31, 2003 onwards and that are considered permanently invested in operations outside the U.S. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependant on circumstances existing if and when remittance occurs.

10. Equity Compensation

Stock Award Plans

        As indicated in the Basis of Preparation, amounts in this note are presented in U.S. dollars, not in U.S. dollars in thousands. ED&F Man has two stock award plans: the ED&F Man Loyalty Plan (the "Loyalty Plan") and the Deferred Incentive Plan ("DIP"). The Group's stock award plans provide for the granting of options to purchase shares to officers and key employees for no consideration, with an exercise price of $0, on the date of grant and do not require shareholder approval. Awards granted

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

10. Equity Compensation (Continued)

under the Loyalty Plan vest over four years and lapse one year after vesting. Awards granted under the DIP vest on a pro-rata basis over two to four years and lapse 20 business days after vesting.

        These stock awards are valued at the fair market value of the underlying shares at the date of grant since there is no exercise price. Fair market value of the underlying ED&F Man stock is determined based on ED&F Man's management estimates through contemporaneous valuations. Treasury shares are used to satisfy stock award exercises. The fair market value at the time of grant, less an estimate for pre-vesting forfeitures, is amortized to expense over the period of vesting. Based on historical experience, the Group estimates pre-vesting forfeitures to be approximately 7% of the stock awards.

        The compensation cost charged against income for these plans was $940,000, $533,000, and $516,000 for years ended October 31, 2008, 2007 and 2006, respectively, and $254,000 (unaudited) and $235,000 (unaudited) for the three months ended January 31, 2009 and 2008, respectively. The associated total income tax benefit recognized in the income statement was $371,000, $213,000, and $206,000 for years ended October 31, 2008, 2007 and 2006, respectively, and $101,800 (unaudited) and $94,000 (unaudited) for the three months ended January 31, 2009 and 2008, respectively.

        The details of the stock award activity for the three years ended October 31, 2008 and for the three months ended January 31, 2009 (unaudited) are as follows:

Number of Stock Awards
Stock Awards outstanding as of November 1, 2005	1,324,440
Granted	234,433
Exercised	(466,922)
Cancellations/Forfeitures	—

Stock Awards outstanding as of October 31, 2006	1,091,951
Granted	135,583
Exercised	(274,611)
Cancellations/Forfeitures	—

Stock Awards outstanding as of October 31, 2007	952,923
Granted	521,861
Exercised	(309,762)
Cancellations/Forfeitures	—

Stock Awards outstanding as of October 31, 2008	1,165,022
Granted	673,772
Exercised	(29,012)
Cancellations/Forfeitures	—

Stock Awards outstanding as of January 31, 2009 (unaudited)	1,809,782

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

10. Equity Compensation (Continued)

        The details of outstanding, vested and exercisable shares at October 31, 2008 were as follows:

	Number of Stock Awards	Weighted Average remaining contractual Life (Years)	Aggregate Intrinsic Value
Stock Awards outstanding as of October 31, 2008	1,165,022	2.02	3,342
Stock Awards vested and expected to vest at October 31, 2008	1,083,470	2.02	3,108
Exercisable as of October 31, 2008	—	n/a	n/a

        The total intrinsic values of the stock awards exercised during the years ended October 31, 2008, 2007 and 2006 were $889,000, $762,000, and $1,114,000, respectively. The weighted-average grant date intrinsic value of stock awards granted during the years ended October 31, 2008, 2007 and 2006 are $2.87, $2.77 and $2.39 respectively. No cash was received from the exercise of these stock awards as the exercise price was $0 for these awards, as described above. The tax benefit recognized related to compensation expense for stock awards amounted to $152,000, $193,000 and $192,000 for the years ended October 31, 2008, 2007 and 2006, respectively. The actual tax benefit realized for the tax deductions from stock award exercises was $235,000, $185,000 and $109,000 for the years ended October 31, 2008, 2007 and 2006, respectively.

        The following table summarizes information about non-vested stock awards for the three years ended October 31, 2008 and the three months ended January 31, 2009 (unaudited):

	Number of Stock Awards	Weighted Average Grant Date Fair Value
Non vested stock awards as of November 1, 2005	1,082,165	$1.65
Granted	234,433	$2.39
Vested	(224,647)	$1.28
Forfeited	—	—

Non vested stock awards as of October 31, 2006	1,091,951	$1.88
Granted	135,583	$2.77
Vested	(274,611)	$1.48
Forfeited	—	—

Non vested stock awards as of October 31, 2007	952,923	$2.12
Granted	521,861	$2.87
Vested	(309,762)	$1.72
Forfeited	—	—

Non vested stock awards as of October 31, 2008	1,165,022	$2.56
Granted	673,772	$2.68
Vested	(29,012)	$2.39
Forfeited	—	—
Non vested stock awards as of January 31, 2009 (unaudited)	1,809,782	$2.61

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

10. Equity Compensation (Continued)

        As of October 31, 2008, there was approximately $1,281,000 of total unrecognized compensation cost related to non-vested stock awards which is expected to be recognized over a weighted-average period of 1.9 years. The total fair value of stock awards that vested during the years ended October 31, 2008, 2007 and 2006 was $889,000, $762,000 and $536,000, respectively.

        Total compensation expense recognized to date related to stock awards that vested during the years ended October 31, 2008, 2007, and 2006 amounted to $528,000, $411,000 and $293,000, respectively.

Employee Share Purchase Plan

        ED&F Man has an employee stock purchase plan ("ESPP") for eligible employees. The plan was created on February 27, 2002 and is administered by the ED&F Man Employee Trust (the "Trust"). Under this plan, for every one share in ED&F Man purchased in cash by eligible employees, employees receive two additional shares ("Additional Shares") and concurrently enter into a non recourse, interest free loan agreement with the Trust for the value of these additional two shares. The non-recourse employee loans are secured only by the stock and have no expiry date. For accounting purposes the non-recourse loans and shares together are valued as a stock option. The ESPP is therefore compensatory and in accordance with SFAS No. 123(R) the fair value of the ESPP awards is measured using the Black-Scholes option pricing model. As there is no requisite service period, the expense is recognized immediately. There were no awards under the ESPP in 2008 or during the three months ended January 2009.

        The following weighted-average assumptions were used to determine the fair value of the ESPP awards granted in 2008, 2007 and 2006:

	Year ended October 31,
	2008	2007	2006
Expected dividend yield	n/a	0%	0%
Expected volatility	n/a	6.13%	4.89%
Risk free interest rates	n/a	4.84%	4.57%
Expected term—options	n/a	4 years	4 years
Expected term ESPP	n/a	12 years	12 years

        The expected dividend yield was assumed to be 0% during the years ended October 31, 2007 and 2006 because ED&F Man did not pay, and Management did not expect to pay, a dividend. ED&F Man has an internal market for shares in which shares may only be exchanged at the "fair price" defined by the Articles of Association. ED&F Man has a history of trades at the defined price creating the internal market and therefore has determined this is an appropriate approximation of fair value. Expected volatility was derived from an analysis of the ED&F Man's defined fair price from the period of incorporation to the date of each reporting period. The weighted average risk-free rates are the average interest rates of U.S. Treasury yields that match the expected lives of the outstanding employee stock purchase plan on the dates of grant. The expected term represents the period over which the ESPP awards are expected to be outstanding based on historical data. In accordance with SFAS 123(R), the Group estimates pre-vesting forfeitures to be 0% for the ESPP awards granted during the years ended October 31, 2008, 2007 and 2006, based on historical experience.

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

10. Equity Compensation (Continued)

        The compensation cost that has been charged against income for the ESPP was $0, $144,000 and $118,000 for the years ended October 31, 2008, 2007 and 2006, respectively. No income tax benefit was recognized in the combined carve-out statements of income for the ESPP arrangements for any period.

        During the year ended October 31, 2008 no common stock (shares purchased by non recourse loans) were purchased. For the years ended October 31, 2007 and 2006, 117,568 and 117,050 shares, respectively, were purchased pursuant to the agreement with the Trust. The weighted average grant-date fair value of each designated share purchased under the ESPP was therefore $1.22 and $1.00 in the years ended October 31, 2007 and 2006, respectively.

        The following table summarizes information concerning outstanding and exercisable ESPP awards as of October 31, 2008:

ESPP Awards outstanding and exercisable
Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
19,404	N/A	1.28	$31,000
28,924	N/A	1.48	$40,000
48,402	N/A	1.72	$58,000
67,329	N/A	2.03	$56,000
117,050	N/A	2.39	$57,000
117,568	N/A	2.77	$11,000

398,677	N/A	2.24	$253,000

11. Concentration of Credit Risk

        Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Group's customer base, thus spreading the trade credit risk. As at October 31, 2008 and 2007, no single Group or customer represented more than 10% of total accounts receivable. The Group controls credit risk through credit limits and monitoring procedures. As at October 31, 2008, 2007 and January 31, 2009, the Group's accounts receivable balances were $39.7 million, $30.0 million and $44.5 million (unaudited), respectively. As at October 31, 2008 about 9.7% of these accounts were of foreign origin, predominantly European. Companies and government agencies in some European countries require longer payment terms as a part of doing business. This may subject the Group to a higher risk of non-collection. This risk is considered when the allowance for doubtful accounts is evaluated. The Group generally does not require collateral from its customers.

12. Commitments and Contingencies

  Legal Proceedings

        Westway is party to routine legal proceedings that arise in the ordinary course of business. With the following exception, Westway is not currently party to any legal or environmental claims that

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

12. Commitments and Contingencies (Continued)

Management consider would have a material adverse effect on the financial position of the Westway Group.

        The Group is currently involved in litigation with a third party in the United States regarding possible infringement of environmental laws in one state. This situation was unresolved as of January 31, 2009. Management continues to dispute the existence of legal liability for the claim but recognizes the potential costs involved in protracted litigation and the possibility that the claim may be awarded against the Group. On the closing of the proposed transaction, however, all liability for this claim will be assumed by ED&F Man, and therefore, the resolution of the claim will not have an effect on the Group's combined carve-out financial statements if the proposed transaction closes.

  Capital Commitments

        In the normal course of business, Westway makes certain investments in capital expenditure that result in significant financial commitment at the balance sheet date. As of October 31, 2008, 2007 and January 31, 2009, these commitments were $6.5 million, $6.6 million and $28.9 million (unaudited), respectively.

13. Segment Information

        Westway operates its business in two segments: bulk liquid storage business and liquid feed supplements. These businesses represent distinct businesses that are managed separately because of differing products and services. Each of these businesses has distinct operating, marketing and sales strategies and chief operating decision maker reviews the performance of these businesses based on these segments.

        These segments follow the accounting principles described in note 2.

        The information provided overleaf sets out certain elements of the combined carve-out statements of income and balance sheets required for a complete understanding of the Westway Group.

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

13. Segment Information (Continued)

Period Ended January 31, 2009 (unaudited)

	Bulk Liquid Storage			Liquid Feed Supplements
	USA	Rest of World	Total	USA	Rest of World	Total	Inter-segment Eliminations	Total
Revenues
Third parties	$10,147	$5,107	$15,254	$84,681	$2,317	$86,998	$—	$102,252
Related parties	1,175	1,837	3,012	—	—	—	—	3,012
Inter-segment	—	—	—	513	(513)	—	—	—

Total Revenues	11,322	6,944	18,266	85,194	1,804	86,998	—	105,264

Cost of sales	(4,707)	(1,471)	(6,178)	(54,175)	(1,585)	(55,760)	—	(61,938)
Related parties	—	—	—	(21,987)	(49)	(22,036)	—	(22,036)
Depreciation	(2,018)	(645)	(2,663)	(951)	(23)	(974)	—	(3,637)

Total Cost of Sales	(6,725)	(2,116)	(8,841)	(77,113)	(1,657)	(78,770)	—	(87,611)

Gross Profit	4,597	4,828	9,425	8,081	147	8,228	—	17,653
Selling, general & administrative expenses	1,628	2,221	3,849	3,609	134	3,743	—	7,592

Income from Operations	2,969	2,607	5,576	4,472	13	4,485	—	10,061
Expense from investments	—	—	—	—	(29)	(29)	—	(29)
Loss on disposals of plant, property & equipment	—	(3)	(3)	(1)	—	(1)	—	(4)

Total Non-Operating Expense	—	(3)	(3)	(1)	(29)	(30)	—	(33)

Income before Taxes	2,969	2,604	5,573	4,471	(16)	4,455	—	10,028

Income tax (expense)/income	(529)	(632)	(1,161)	(1,407)	4	(1,403)	—	(2,564)
Minority interest	—	—	—	(26)	—	(26)	—	(26)

Net Income	$2,440	$1,972	$4,412	$3,038	$(12)	$3,026	$—	$7,438

Capital expenditure	$4,662	$3,064	$7,726	$842	$25	$867	$—	$8,593

Plant, property & equipment—net	$80,605	$30,601	$111,206	$28,814	$955	$29,769	$—	$140,975

Goodwill	$—	$—	$—	$4,972	$—	$4,972	$—	$4,972

Total Assets	$85,998	$36,266	$122,264	$92,684	$5,877	$98,561	$—	$220,825

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

13. Segment Information (Continued)

Period Ended January 31, 2008 (unaudited)

	Bulk Liquid Storage			Liquid Feed Supplements
	USA	Rest of World	Total	USA	Rest of World	Total	Inter-segment Eliminations	Total
Revenues
Third parties	$10,029	$5,362	$15,391	$75,916	$2,587	$78,503	$—	$93,894
Related parties	1,565	2,482	4,047	—	—	—	—	4,047
Inter-segment	194	—	194	(194)	—	(194)	—	—

Total Revenues	11,788	7,844	19,632	75,722	2,587	78,309	—	97,941
Cost of sales	(5,512)	(1,411)	(6,923)	(51,194)	(1,950)	(53,144)	—	(60,067)
Related parties	—	—	—	(16,759)	—	(16,759)	—	(16,759)
Depreciation	(2,006)	(728)	(2,734)	(929)	(31)	(960)	—	(3,694)

Total Cost of Sales	(7,518)	(2,139)	(9,657)	(68,882)	(1,981)	(70,863)	—	(80,520)

Gross Profit	4,270	5,705	9,975	6,840	606	7,446	—	17,421
Selling, general & administrative expenses	1,962	2,970	4,932	3,751	164	3,915	—	8,847

Income from Operations	2,308	2,735	5,043	3,089	442	3,531	—	8,574
Income from investments	—	—	—	—	(23)	(23)	—	(23)
(Loss)/gain on disposals of plant, property & equipment	—	—	—	(2)	3	1	—	1

Total Non-Operating Expense	—	—	—	(2)	(20)	(22)	—	(22)

Income before taxes	2,308	2,735	5,043	3,087	422	3,509	—	8,552
Income tax expense	(740)	(695)	(1,435)	(1,457)	(54)	(1,511)	—	(2,946)
Minority interest	—	—	—	12	—	12	—	12

Net Income	$1,568	$2,040	$3,608	$1,642	$368	$2,010	$—	$5,618

Capital expenditure	$4,258	$2,611	$6,869	$1,054	$199	$1,253	$—	$8,122

Plant, property & equipment—net	$74,750	$29,021	$103,771	$27,708	$1,177	$28,885	$—	$132,656

Goodwill	$—	$—	$—	$4,972	$—	$4,972	$—	$4,972

Total Assets	$79,222	$36,375	$115,597	$85,100	$5,170	$90,270	$—	$205,867

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

13. Segment Information (Continued)

Year Ended October 31, 2008

	Bulk Liquid Storage			Liquid Feed Supplements
	USA	Rest of World(1)	Total(1)	USA	Rest of World	Total	Inter-segment Eliminations	Total(1)
Revenues
Third parties	$41,018	$24,625	$65,643	$282,760	$7,809	$290,569	$—	$356,212
Related parties	5,761	8,350	14,111	—	—	—	—	14,111
Inter-segment	895	23	918	100	—	100	(1,018)	—

Total Revenues	47,674	32,998	80,672	282,860	7,809	290,669	(1,018)	370,323
Cost of sales (restated)(1)	(18,015)	(5,583)	(23,598)	(184,827)	(6,883)	(191,710)	—	(215,308)
Related parties	—	—	—	(72,781)	—	(72,781)	1,018	(71,763)
Depreciation	(8,404)	(2,970)	(11,374)	(3,784)	(100)	(3,884)	—	(15,258)

Total Cost of Sales (restated)(1)	(26,419)	(8,553)	(34,972)	(261,392)	(6,983)	(268,375)	1,018	(302,329)

Gross Profit (restated)(1)	21,255	24,445	43,700	21,468	826	22,294	—	67,994
Selling, general & administrative expenses (restated)(1)	6,751	13,070	19,821	15,369	628	15,997	—	35,818

Income from Operations	14,504	11,375	25,879	6,099	198	6,297	—	32,176
Expense from investments	—	—	—	—	(174)	(174)	—	(174)
Gain/(loss) on disposals of plant, property & equipment	6,974	—	6,974	(102)	3	(99)	—	6,875

Total Non-Operating Income/(Expense)	6,974	—	6,974	(102)	(171)	(273)	—	6,701

Income before Taxes	21,478	11,375	32,853	5,997	27	6,024	—	38,877

Income tax expense	(6,562)	(2,948)	(9,510)	(2,513)	(18)	(2,531)	—	(12,041)
Minority interest	—	—	—	131	—	131	—	131

Net Income	$14,916	$8,427	$23,343	$3,615	$9	$3,624	$—	$26,967

Capital expenditure	$20,834	$8,658	$29,492	$5,254	$228	$5,482	$—	$34,974

Plant, property & equipment—net	$77,961	$29,484	$107,445	$28,952	$993	$29,945	$—	$137,390

Goodwill	$—	$—	$—	$4,972	$—	$4,972	$—	$4,972

Total Assets	$81,239	$34,441	$115,680	$90,553	$5,511	$96,064	$—	$211,744

(1)
Restated for reclassification of operating costs (see note 2).

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

13. Segment Information (Continued)

Year Ended October 31, 2007

	Bulk Liquid Storage			Liquid Feed Supplements
	USA	Rest of World	Total	USA(1)	Rest of World(1)	Total	Inter-segment Eliminations	Total
				(restated)	(restated)
Revenues
Third parties	$37,396	$22,624	$60,020	$216,810	$6,061	$222,871	$—	$282,891
Related parties	5,449	4,161	9,610	—	—	—	—	9,610
Inter-segment	823	—	823	690	—	690	(1,513)	—

Total Revenues	43,668	26,785	70,453	217,500	6,061	223,561	(1,513)	292,501
Cost of sales	(20,281)	(4,924)	(25,205)	(132,259)	(4,724)	(136,983)	—	(162,188)
Related parties	—	—	—	(64,341)	(26)	(64,367)	1,513	(62,854)
Depreciation	(7,810)	(2,961)	(10,771)	(4,207)	(99)	(4,306)	—	(15,077)

Total Cost of Sales	(28,091)	(7,885)	(35,976)	(200,807)	(4,849)	(205,656)	1,513	(240,119)

Gross Profit	15,577	18,900	34,477	16,693	1,212	17,905	—	52,382
Selling, general & administrative expenses	5,306	10,712	16,018	13,372	542	13,914	—	29,932

Income from Operations	10,271	8,188	18,459	3,321	670	3,991	—	22,450
Income from investments	—	—	—	—	67	67	—	67
(Loss)/gain on disposals of plant, property & equipment	(3)	(183)	(186)	4,449	(79)	4,370	—	4,184

Total Non-Operating (Expense)/Income	(3)	(183)	(186)	4,449	(12)	4,437	—	4,251

Income before taxes	10,268	8,005	18,273	7,770	658	8,428	—	26,701

Income tax expense	(3,902)	(2,107)	(6,009)	(3,214)	(14)	(3,228)	—	(9,237)
Minority interest	—	—	—	98	—	98	—	98

Net Income	$6,366	$5,898	$12,264	$4,654	$644	$5,298	$—	$17,562

Capital expenditure	$18,428	$4,547	$22,975	$5,886	$73	$5,959	$—	$28,934

Plant, property & equipment—net	$72,498	$24,551	$97,049	$27,585	$4,728	$32,313	$—	$129,362

Goodwill	$—	$—	$—	$4,972	$—	$4,972	$—	$4,972

Total Assets	$76,249	$32,077	$108,326	$72,881	$6,347	$79,228	$—	$187,554

(1)
Restated for reclassification of revenue between USA and Rest of World (see note 2).

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

13. Segment Information (Continued)

Year Ended October 31, 2006

	Bulk Liquid Storage			Liquid Feed Supplements
	USA	Rest of World	Total	USA	Rest of World	Total	Inter-segment Eliminations	Total
Revenues
Third parties	$35,508	$16,500	$52,008	$235,415	$5,936	$241,351	$—	$293,359
Related parties	5,190	3,851	9,041	—	—	—	—	9,041
Inter-segment	1,216	—	1,216	1,217	—	1,217	(2,433)	—

Total Revenues	41,914	20,351	62,265	236,632	5,936	242,568	(2,433)	302,400
Cost of sales	(20,230)	(5,280)	(25,510)	(138,195)	(4,195)	(142,390)	—	(167,900)
Related parties	—	—	—	(81,367)	(521)	(81,888)	2,433	(79,455)
Depreciation	(7,926)	(2,488)	(10,414)	(4,027)	(62)	(4,089)	—	(14,503)

Total Cost of Sales	(28,156)	(7,768)	(35,924)	(223,589)	(4,778)	(228,367)	2,433	(261,858)

Gross Profit	13,758	12,583	26,341	13,043	1,158	14,201	—	40,542
Selling, general & administrative expenses	4,348	9,551	13,899	12,362	486	12,848	—	26,747

Income from Operations	9,410	3,032	12,442	681	672	1,353	—	13,795
Income from investments	—	—	—	—	279	279	—	279
Gain/(loss) on disposals of plant, property & equipment	1,398	—	1,398	(160)	—	(160)	—	1,238

Total Non-Operating Income/(Expense)	1,398	—	1,398	(160)	279	119	—	1,517

Income before Taxes	10,808	3,032	13,840	521	951	1,472	—	15,312
Income tax (expense)/income	(3,325)	(1,114)	(4,439)	(478)	97	(381)	—	(4,820)
Minority interest	—	—	—	—	—	—	—	—

Net Income	$7,483	$1,918	$9,401	$43	$1,048	$1,091	$—	$10,492

Capital expenditure	$7,718	$3,999	$11,717	$7,378	$63	$7,441	$—	$19,158

        The following table presents revenue attributable to individual countries that represent at least 10% of total revenue based on each principal place of business for the years indicated:

	Period ended January 31,		Year ended October 31,
	2009	2008	2008	2007	2006
	(unaudited)	(unaudited)
United States	$96,516	$87,510	$329,539	$259,655	$276,113
Rest of the World	8,748	10,431	40,784	32,846	26,287

Total	$105,264	$97,941	$370,323	$292,501	$302,400

WESTWAY

Notes to Combined Carve-Out Financial Statements (Continued)

US Dollars in Thousands

14. Subsequent Events

        On November 1, 2008, Westway agreed with the Port of Gray's Harbor, WA, to build a new storage facility which will provide 13.4 million gallons of incremental storage capacity by 2010.

        On November 25, 2008, ED&F Man agreed to sell its 51% majority shareholding in Westway to Shermen WSC Acquisition Corp., subject to approval of Shermen's stockholders.

15. Financial Guarantees

        The Group has historically received funding from ED&F Man together with cash from operating activities to provide sources of liquidity for the Group. Until February 2008, Westway Feed Products, Inc. and Westway Terminal Co. Inc., together with other major subsidiaries of ED&F Man, guaranteed ED&F Man's bank facilities. Since February 2008, ED&F Man Holdings Limited has acted as the sole guarantor of any bank facilities for ED&F Man.

ANNEX A

EXECUTION COPY

AMENDED AND RESTATED
TRANSACTION AGREEMENT
by and among
SHERMEN WSC ACQUISITION CORP.,
TERMINAL MERGER SUB LLC,
FEED MERGER SUB LLC,
ED&F MAN HOLDINGS LIMITED,
WESTWAY HOLDINGS CORPORATION,
WESTWAY TERMINAL COMPANY INC.
and
WESTWAY FEED PRODUCTS, INC.
Dated as of May 1, 2009

A-i

A-ii

A-iii

A-iv

Page
Exhibit G	Form of Stock Exchange Agreement
Exhibit H	Form of Stockholder's Agreement
Exhibit I	Form of Storage Strategic Alliance Agreement
Exhibit J-1	Form of Certificate of Terminal Merger
Exhibit J-2	Form of Certificate of Feed Merger
Exhibit K-1	Form of Net Working Capital Calculation (Merger)
Exhibit K-2	Form of Net Working Capital Calculation (Stock Sale)
Exhibit L	Form of Closing Balance Sheet
Exhibit M	Form of Post-Closing By-Laws

A-v

AMENDED AND RESTATED TRANSACTION AGREEMENT

        This Amended and Restated Transaction Agreement is dated as of May 1, 2009, and is among SHERMEN WSC ACQUISITION CORP., a Delaware corporation ("Parent"), TERMINAL MERGER SUB LLC, a Delaware limited liability company ("Terminal Merger Sub"), FEED MERGER SUB LLC, a Delaware limited liability company ("Feed Merger Sub"; each of Terminal Merger Sub and Feed Merger Sub, a "Merger Sub" and, together, the "Merger Subs"), ED&F MAN HOLDINGS LIMITED, a company limited by shares organized under the Laws of England and Wales ("ED&F"), WESTWAY HOLDINGS CORPORATION, a Delaware corporation ("Holdings"), WESTWAY TERMINAL COMPANY INC., a Delaware corporation ("Westway Terminal"), and WESTWAY FEED PRODUCTS, INC., a Delaware corporation ("Westway Feed," and together with ED&F, Holdings and Westway Terminal, the "ED&F Parties").

        WHEREAS, the Transferred Companies (as hereinafter defined) are engaged in the Bulk Liquid Storage Business and the Feed Distribution Business (collectively, the "Business") at various locations around the world;

        WHEREAS, ED&F desires to sell to Parent and Parent desires to purchase, directly or indirectly, from ED&F all of the outstanding shares of the capital stock (or equivalent equity interests) of the direct and indirect subsidiaries of ED&F listed on Annex A hereto (the "Purchased Companies"), upon the terms and conditions set forth herein (the "Stock Sale");

        WHEREAS, Holdings desires to transfer to Parent, and Parent desires to acquire from Holdings, Westway Terminal pursuant to the merger of Westway Terminal with and into Terminal Merger Sub (the "Terminal Merger");

        WHEREAS, Holdings desires to transfer to Parent, and Parent desires to acquire from Holdings, Westway Feed pursuant to the merger of Westway Feed with and into Feed Merger Sub (the "Feed Merger"; each of the Terminal Merger and the Feed Merger, a "Merger" and together, the "Mergers");

        WHEREAS, Parent, the Merger Subs and Holdings intend that each of the Mergers qualify as a reorganization under the provisions of Section 368(a)(1)(A) of the Code;

        WHEREAS, the parties hereto entered into a Transaction Agreement dated as of November 25, 2008 (that agreement, the "Original Agreement"; that date, the "Original Agreement Date") to set forth their agreement as to the terms upon which and conditions subject to which the foregoing transactions were to be effectuated;

        WHEREAS, the parties hereto desire to amend and restate the Original Agreement in its entirety to reflect their agreement regarding certain modifications to the terms upon which and conditions subject to which the foregoing transactions are to be effectuated;

        WHEREAS, the respective boards of directors or other governing bodies of Parent, Terminal Merger Sub, Feed Merger Sub, ED&F, Holdings, Westway Terminal and Westway Feed have approved the form, terms, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein;

        WHEREAS, the board of directors of Parent has (i) determined that it is in the best interests of Parent and its stockholders to enter into this Agreement, (ii) resolved to submit this Agreement to the stockholders of Parent for their approval, and (iii) resolved to recommend approval of this Agreement and the transactions contemplated hereby by the stockholders of Parent;

        WHEREAS, in connection with the transactions contemplated by this Agreement, Holdings has agreed to cause, on behalf of ED&F or its Affiliate (as hereinafter defined), the Series A Escrow Shares (as hereinafter defined) to be issued to it hereunder to be deposited in the Stock Escrow

Account (as hereinafter defined), which shares shall be released from escrow upon the terms and subject to the conditions set forth in the Stock Escrow Agreement; and

        WHEREAS, in connection with the transactions contemplated by this Agreement, Shermen WSC Holding LLC, a Delaware limited liability company and stockholder of Parent (the "Parent Founder"), has agreed (i) to cause 2,875,000 shares of common stock, par value $0.0001 per share, of Parent ("Parent Common Stock") beneficially owned by Parent Founder and held in escrow pursuant to a separate Stock Escrow Agreement dated May 30, 2007, by and among Parent, Parent Founder, the escrow agent thereunder and certain other parties thereto (the "IPO Stock Escrow Agreement"), to be deposited (after such shares have been disbursed in accordance with the IPO Stock Escrow Agreement) in the Stock Escrow Account, which shares shall be released therefrom in accordance with the Stock Escrow Agreement, and (ii) to exchange 1,100,000 shares of Parent Common Stock for (x) warrants to purchase 1,000,000 shares of Parent Common Stock, (y) 60,000 newly issued shares of Parent Series A Preferred Stock and (z) 40,000 newly issued shares of Parent Common Stock, upon the terms and subject to the conditions set forth in the Stock Exchange Agreement (as hereinafter defined);

        NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound, the parties hereto agree to amend and restate the Original Agreement in its entirety as follows:

ARTICLE I

CERTAIN DEFINITIONS

        Section 1.1.    Certain Definitions.    As used in this Agreement, the following terms have the respective meanings set forth below.

        "2007 Balance Sheet" means the balance sheet as of October 31, 2007, set forth in Section 5.5(a) of the Disclosure Schedule.

        "401(k) Plan" has the meaning set forth in Section 7.8(j).

        "Accounting Firm" has the meaning set forth in Section 2.9(c)(ii).

        "Actual Capital Expenditures" has the meaning set forth in Section 2.10(d).

        "Additional Indemnification Matters" has the meaning set forth in Section 10.2(a)(iv).

        "Adjusted Stock Sale Purchase Price" has the meaning set forth in Section 3.2(a).

        "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person at any time during the period for which the determination of affiliation is being made; provided, however, that for purposes of this Agreement, Parent and its Subsidiaries, on the one hand, and ED&F and its Subsidiaries, on the other hand, shall not be considered Affiliates of one another. For purposes of this definition, the term "control" (including the correlative meanings of the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

        "Agreement" means this Transaction Agreement.

        "Ancillary Agreements" means the Stock Escrow Agreement, the Stock Exchange Agreement, the Storage Strategic Alliance Agreement, the Molasses Supply Agreement, the Shared Services Agreement, the Stockholder's Agreement, the Registration Rights Agreement, the Proxy Agreement and the Foreign Transfer Agreements.

        "Antitrust Division" means the Antitrust Division of the United States Department of Justice.

        "Applicable Accounting Principles" has the meaning set forth in Section 2.9(a)(i).

        "Assets" has the meaning set forth in Section 5.7.

        "Audited Year-End Financial Statements" has the meaning set forth in Section 5.5(a).

        "Balance Sheet Date" has the meaning set forth in Section 5.5(e).

        "Basket Amount" has the meaning set forth in Section 10.4(a).

        "Budgeted Capital Expenditures" means the Capital Expenditures proposed to be incurred by the Transferred Companies during the Capex Period as set forth on Annex C.

        "Bulk Liquid Storage Business" means the North American bulk liquid storage business conducted by certain of the Transferred Companies at the terminal locations listed in Section 1.1(a) of the Disclosure Schedule and the European and Asian bulk liquid storage business conducted by certain of the Transferred Companies at the terminal locations listed in Section 1.1(a) of the Disclosure Schedule.

        "Business Day" means any day that is not a Saturday or Sunday, or other day on which commercial banks in the City of New York, New York or London, England are required or authorized by Law to be closed.

        "Business Material Adverse Effect" means a material and adverse effect on the business, properties, assets and liabilities (taken as a whole), financial condition or results of operations of the Business, taken as a whole, or the ability of any ED&F Party to consummate the transactions contemplated by this Agreement; provided, however, that any such adverse effect arising out of: (i) general economic, business, political or social conditions (or changes therein) including in respect of interest or currency rates, the financial or capital markets or any business in which the Business operates, (ii) any act of terrorism, military action or the escalation thereof, (iii) changes in applicable Law (or interpretations thereof) after the Original Agreement Date or conditions or trends in the economic, business, financial, regulatory or legal enforcement environment generally affecting any business in which the Business operates, (iv) changes in GAAP (or interpretations thereof) or any applicable foreign accounting rules after the Original Agreement Date, (v) failure to meet internal or published projections, estimates or forecasts of revenues, earnings or other measures of financial or operating performance (provided that any underlying circumstance or event contributing to such failure may itself or in combination with other circumstances or events constitute a Business Material Adverse Effect, unless such underlying circumstance or event is a circumstance or event of the type described in clauses (i)-(vii) of this definition), (vi) actions required to be taken pursuant to this Agreement or taken with Parent's consent and (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement, shall not constitute or be deemed to constitute a Business Material Adverse Effect and otherwise shall not be taken into account in determining whether a Business Material Adverse Effect has occurred or would reasonably be expected to occur; provided, however, that with respect to the immediately preceding clauses (i) and (ii), such circumstance or event does not have a materially disproportionate impact on the Business relative to other Persons participating in the industry in which the Business is operated.

        "Business" has the meaning set forth in the recitals.

        "Business Registered Intellectual Property" has the meaning set forth in Section 5.11(a).

        "Buying Subsidiary" has the meaning set forth in Section 7.6.

        "Canadian Plan" has the meaning set forth in Section 7.8(k).

        "Cap" has the meaning set forth in Section 10.4(b).

        "Capex Dispute Notice" has the meaning set forth in Section 2.10(b).

        "Capex Period" has the meaning set forth in Section 2.10(a).

        "Capex Shortfall Amount" has the meaning set forth in Section 2.10(g).

        "Capex Statement" has the meaning set forth in Section 2.10(a).

        "Capital Expenditures" means the aggregate amount of all purchases or acquisitions of fixed assets, including real estate, motor vehicles, equipment, fixtures, leases and any other items that would be capitalized on the Transferred Companies' books under GAAP.

        "Cash and Cash Equivalents" means the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents of any kind (including bank account balances, marketable securities and short term investments) calculated in accordance with the Applicable Accounting Principles.

        "Certificates of Merger" has the meaning set forth in Section 2.2.

        "Claim Notice" has the meaning set forth in Section 10.3(a).

        "Closing" has the meaning set forth in Section 4.1.

        "Closing Date" has the meaning set forth in Section 4.1.

        "COBRA" means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state law.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Commercial Contract Third Party Consents" has the meaning set forth in Section 8.2(d).

        "Common Stock Merger Consideration" means 24,323,614 shares of Parent Common Stock; provided, however, that if, upon the issuance of such Parent Common Stock at the Closing and taking into account (a) any shares of Parent Common Stock converted into cash from the Trust Account pursuant to Parent's amended and restated certificate of incorporation and (b) any shares of Parent Common Stock owned by any ED&F Party immediately prior to the Closing, the ED&F Parties and their Affiliates would beneficially own more than 49.5% of the issued and outstanding shares of Parent Common Stock, such number of shares of Parent Common Stock shall be reduced to that number of shares that would result in the ED&F Parties and their Affiliates upon the Closing beneficially owning 49.5% of the issued and outstanding shares of Parent Common Stock. For the avoidance of doubt, for purposes of this definition, "Affiliates" of the ED&F Parties shall not include the Employee Trust or any Designated Employee.

        "Confidentiality Agreement" has the meaning set forth in Section 7.1(b).

        "Contract" means, with respect to any Person, any agreement, indenture, debt instrument, contract, guarantee, loan, note, mortgage, license, lease, purchase order, delivery order, commitment or other arrangement, understanding or undertaking, whether written or oral, including all amendments, modifications and options thereunder or relating thereto, to which such Person is a party, by which it is bound, or to which any of its assets or properties is subject.

        "DGCL" has the meaning set forth in Section 2.1(a).

        "DLLCA" has the meaning set forth in Section 2.1(a).

        "Denmark Employees" has the meaning set forth in Section 7.8(n).

        "Denmark Newco" means Westway Terminals Esbjerg ApS, a Danish private limited company and a wholly owned indirect subsidiary of ED&F.

        "Designated Employees" means those employees of ED&F or one or more of its Affiliates who have agreed to exchange, at or immediately following the Closing, ordinary shares of ED&F held by them for Parent Common Stock acquired by the Employee Trust prior to the Closing.

        "Designated Pre-Closing Activities" has the meaning set forth in Section 10.2(a)(v).

        "Disclosure Schedule" means the Disclosure Schedule delivered in connection with, and constituting a part of, this Agreement.

        "Disputed Capex Items" has the meaning set forth in Section 2.10(b).

        "Disputed Merger Items" has the meaning set forth in Section 2.9(c)(ii).

        "Disputed Stock Sale Items" has the meaning set forth in Section 3.2(c)(ii).

        "ED&F" has the meaning set forth in the preamble.

        "ED&F Fundamental Representations" has the meaning set forth in Section 10.1(a)(i).

        "ED&F Indemnifiable Taxes" means, without duplication, any and all liabilities for (a) any Tax, other than to the extent taken into consideration in determining Merger Closing Date Net Indebtedness or Stock Sale Closing Date Net Indebtedness, (i) with respect to any Transferred Company, its assets or operations that is (A) attributable to any taxable period ending on or before the Closing Date or (B) allocable to ED&F pursuant to Section 7.5(b) and (ii) allocated to ED&F pursuant to Section 11.4, but in each case excluding any amounts previously paid by ED&F under Sections 7.5(a) and 7.5(b), and (b) any Taxes levied by the Canada Revenue Agency against a Buying Subsidiary in relation to a payment by such Buying Subsidiary of the Estimated Stock Sale Consideration (including any adjustment thereto) allocable to the sale of the shares in ED&F Man Liquid Products Inc. (or any successor thereto), and which Taxes under this clause (b) shall not be subject to the limitations under Section 10.4(d) to the extent Parent or any Affiliate of Parent is liable or otherwise responsible for such Taxes.

        "ED&F Non-U.S. Plans" has the meaning set forth in Section 5.16(m).

        "ED&F Parties" has the meaning set forth in the preamble.

        "ED&F U.S. Plans" has the meaning set forth in Section 5.16(a).

        "ED&F's Knowledge" means the actual knowledge of the individuals set forth in Section 1.1(b) of the Disclosure Schedule.

        "ED&F's Portion" has the meaning set forth in Section 7.5(b).

        "Effective Time" has the meaning set forth in Section 2.2.

        "Employee Trust" means, collectively, the ED&F Man 2009 Employee Trust, a special purpose trust formed under the law of Jersey for the benefit of employees of ED&F and its Affiliates and the trustee thereof.

        "Employment Contracts" has the meaning set forth in Section 5.23.

        "Encumbrances" means any liens, charges, encumbrances, security interests, pledges, mortgages, restrictions, easements, retention of title, options or rights of preemption or first refusal.

        "Environmental Laws" mean any Laws relating to the protection of the environment, natural resources, pollution, or the treatment, storage, disposal, arrangement for disposal or transportation, handling or Release or threat of Release of or exposure to any Hazardous Substances (and including worker health or safety Laws as they relate to occupational exposure to Hazardous Substances).

        "Environmental Liabilities" means, with respect to the Business (as currently or formerly conducted), the Transferred Companies or any of their subsidiaries or predecessors, any and all liabilities and obligations, whether unknown or known, disclosed or undisclosed, realized or contingent to the extent arising from or relating to (a) the exposure to or Release of Hazardous Substances occurring prior to Closing at or from any Owned Real Property or Leased Real Property or relating to or arising from the generation, use, storage, treatment, disposal, transport or other handling of Hazardous Substances by the Business or the Transferred Companies occurring prior to Closing, (b) the off-site transportation, recycling, storage, treatment, use, disposal, Release or threat of Release of Hazardous Substances occurring prior to Closing, (c) violations of any applicable Environmental Law occurring prior to Closing (including costs and expenses for pollution control or monitoring equipment and operations and maintenance required to bring the Business into compliance with Environmental Laws and fines, penalties and defense costs), and (d) any actual or alleged toxic tort claims for personal injury or property damage arising from or related to exposure to Hazardous Substances at, to, or from the San Pedro, CA facility, including with respect to any claim made or arising from the action captioned Bradfield et al. vs. China Shipping (North America) Co., Ltd. et al., LA Superior Court Case No. BC 322640.

        "Environmental Permits" has the meaning set forth in Section 5.15(a)(i).

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" means any entity that is considered a single employer with any Transferred Company under Section 414 of the Code.

        "Escrow Agent" means the escrow agent under the Stock Escrow Agreement.

        "Estimated Merger Adjustment Amount" has the meaning set forth in Section 2.9(b)(i).

        "Estimated Merger Closing Balance Sheet" has the meaning set forth in Section 2.9(b)(i).

        "Estimated Merger Closing Statement" has the meaning set forth in Section 2.9(b)(i).

        "Estimated Stock Sale Adjustment Amount" has the meaning set forth in Section 3.2(b)(i).

        "Estimated Stock Sale Closing Balance Sheet" has the meaning set forth in Section 3.2(b)(i).

        "Estimated Stock Sale Closing Statement" has the meaning set forth in Section 3.2(b)(i).

        "Estimated Stock Sale Consideration" has the meaning set forth in Section 3.2(b)(ii).

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "FCPA Laws" means the Foreign Corrupt Practices Act of 1977 and any other comparable Law governing corruption of foreign officials, including laws enacted through or under the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

        "Fee Date" has the meaning set forth in Section 7.16(b).

        "Feed Distribution Business" means the animal feed manufacturing and distribution business, using molasses as a principal ingredient, conducted by any Transferred Company at the feed facilities listed in Section 1.1(c) of the Disclosure Schedule.

        "Feed Merger" has the meaning set forth in the recitals.

        "Feed Merger Sub" has the meaning set forth in the preamble.

        "Feed Surviving LLC" has the meaning set forth in Section 2.1(b).

        "Final Merger Adjustment Amount" has the meaning set forth in Section 2.9(c)(iv).

        "Final Stock Sale Adjustment Amount" has the meaning set forth in Section 3.2(c)(iv).

        "Financial Information" has the meaning set forth in Section 5.5(b).

        "Foreign Transfer Agreements" means the various agreements to be prepared and executed by an ED&F Party or a Purchased Company Parent, on the one hand, and Parent or a Buying Subsidiary, on the other hand, prior to the Closing solely for the purpose of implementing the transfer and conveyance to Parent or a Buying Subsidiary on the Closing Date of the shares of certain of the Transferred Companies.

        "GAAP" means generally accepted accounting principles as in effect in the United States.

        "Governmental Action/Filing" means any franchise, approval, permit, authorization, license, order, registration, certificate, variance, and other similar permit or right obtained from any Government Authority, and all pending applications therefor.

        "Governmental Authority" means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial (including any court or arbitrator (public or private)), regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi governmental entity established to perform any of such functions.

        "Hazardous Substances" means hazardous or toxic substances or materials or hazardous wastes, pollutants or contaminants as said terms are defined by Environmental Laws or with respect to which liability or standards of conduct are imposed under any Environmental Laws, including petroleum or petroleum constituents, asbestos-containing material or polychlorinated biphenyls.

        "HIPAA" has the meaning set forth in Section 5.16(d).

        "Holdings" has the meaning set forth in the preamble.

        "HSR Act" means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

        "HSR Filing" means the notification and report form required under the HSR Act to be filed with the United States Federal Trade Commission and the Antitrust Division in connection with the transactions contemplated by this Agreement.

        "Indebtedness" without duplication, means all principal, interest, premiums or other obligations related to (a) all indebtedness for borrowed money, (b) all obligations for the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and consistent with past practice), including any earn-out, (c) all obligations evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (e) all obligations as lessee or lessees under leases that are required to be recorded as capital leases under GAAP, (f) all obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities (other than trade accounts payable in the ordinary course of business and consistent with past practice), (g) all obligations owing pursuant to factoring agreements for accounts receivable, (h) all Indebtedness of the type referred to in the immediately preceding clauses (a) through (g) guaranteed directly or indirectly in any manner, or in effect guaranteed directly or indirectly through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss, (i) all Indebtedness of the type referred to in the immediately preceding clauses (a) through

(h) secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on property owned (including accounts and contract rights), even though such Person has not assumed or become liable for the payment of such Indebtedness, (j) all accrued but unpaid interest (or interest equivalent) to the date of determination, any fees and expenses due and all prepayment premiums or penalties, related to any items of Indebtedness of the type referred to in the immediately preceding clauses (a) through (i), and (k) all accrued but unpaid Taxes with respect to a taxable period, which, as of the Closing Date, are not yet required to be paid.

        "Indemnified Party" means the party entitled to indemnification pursuant to ARTICLE X.

        "Indemnifying Party" means the party required to indemnify the other party pursuant to ARTICLE X.

        "Indemnity Claim" has the meaning set forth in Section 10.3(a).

        "Intellectual Property" means registered and unregistered trademarks, service marks, trade names, logos, slogans, trade dress, domain names, goodwill associated with any of the foregoing, copyrights, copyright registrations and applications for copyright registration, patents, patent applications (including all reissues, divisions, continuations, continuations in part and extensions thereof), inventions, invention disclosures, trade secrets, inventions, formulae, know-how and any other intellectual property or proprietary rights and any licenses related to the foregoing.

        "Interest Rate" means the interest rate in effect from time to time under the Revolving Credit Facility.

        "Interim Financials" has the meaning set forth in Section 5.5(b).

        "IPO Stock Escrow Agreement" has the meaning set forth in the recitals.

        "July 31 Balance Sheet" means the combined balance sheet of the Business as of July 31, 2008.

        "Korean Shares" has the meaning set forth in Section 3.4.

        "Law" means any law, statute, directive, ordinance, regulation, rule, writ, judgment, order, decree or other regulation or legal requirement (including common law) of any Governmental Authority.

        "Leased Real Property" has the meaning set forth in Section 5.9(a).

        "Leases" has the meaning set forth in Section 5.9(a).

        "Legal Proceeding" means any judicial, administrative or arbitral action, complaint, suit, mediation, investigation, proceeding or claim (including counterclaim) by or before a Governmental Authority (other than any such actions, suits, mediations, investigations, proceedings or claims relating to Taxes).

        "Lender" has the meaning set forth in Section 7.16(a).

        "Letter" has the meaning set forth in Section 7.14.

        "Losses" means losses, claims, damages, liabilities, penalties and reasonable costs and expenses, but (i) excluding any and all consequential, special, indirect or punitive damages (except to the extent any such consequential, special, indirect or punitive damages are paid to a third party in a third party claim) and (ii) notwithstanding clause (i), including any losses, claims, damages, liabilities, penalties and reasonable costs and expenses attributable to diminution of value (including lost profits to the extent that a court applying New York law would take lost profits into account in determining the amount of any diminution of value).

        "Material Insurance Policies" has the meaning set forth in Section 5.21.

        "Merger Adjustment Amount" has the meaning set forth in Section 2.9(a)(iii).

        "Merger Closing Balance Sheet" has the meaning set forth in Section 2.9(c)(i).

        "Merger Closing Date Net Indebtedness" has the meaning set forth in Section 2.9(a)(i).

        "Merger Consideration" means the Common Stock Merger Consideration, the Series A Merger Consideration, and the Merger Adjustment Amount.

        "Merger Consideration Dispute Notice" has the meaning set forth in Section 2.9(c)(ii).

        "Merger Net Working Capital" has the meaning set forth in Section 2.9(a)(ii).

        "Merger Reference Amount" has the meaning set forth in Section 2.9(a)(iv).

        "Merger Subs" has the meaning set forth in the preamble.

        "Mergers" has the meaning set forth in the recitals.

        "Molasses Supply Agreement" means a molasses supply agreement between Feed Surviving LLC and ED&F Man Liquid Products Corporation, a Delaware corporation, in the form attached as Exhibit A hereto.

        "Multiemployer Plan" has the meaning set forth in Section 3(37) of ERISA.

        "Netherlands Employees" has the meaning set forth in Section 7.8(m).

        "Notice Period" has the meaning set forth in Section 10.3(b).

        "Original Agreement" has the meaning set forth in the recitals.

        "Original Agreement Date" has the meaning set forth in the recitals.

        "OTCBB" has the meaning set forth in Section 6.19.

        "Other Filings" has the meaning set forth in Section 7.10(a).

        "Outside Date" has the meaning set forth in Section 9.1(b).

        "Owned Real Property" has the meaning set forth in Section 5.8(a).

        "Parent" has the meaning set forth in the preamble.

        "Parent Common Stock" has the meaning set forth in the recitals.

        "Parent Contracts" has the meaning set forth in Section 6.16(a).

        "Parent Equity Interests" has the meaning set forth in Section 5.25.

        "Parent Founder" has the meaning set forth in the recitals.

        "Parent Indemnifiable Taxes" means any and all liabilities for Tax (i) with respect to the Parent, the Merger Subs, or the Parent Founder for periods ending on or before the Closing Date, (ii) with respect to any Transferred Company, its assets or operations that are allocable to Parent pursuant to Section 7.5(b) or (iii) allocated to Parent pursuant to Section 11.4.

        "Parent Indemnified Parties" has the meaning set forth in Section 10.2(a).

        "Parent Material Adverse Effect" means a material and adverse effect on the business, properties, assets and liabilities (taken as a whole), financial condition or results of operations of Parent or the Merger Subs, taken as a whole, or the ability of Parent to consummate the transactions contemplated by this Agreement; provided, however, that any circumstance or event related to: (i) general economic, business, political or social conditions (or changes therein) including in respect of interest or currency rates, the financial or capital markets or any business in which Parent or Merger Subs operates, (ii) any act of terrorism, military action or the escalation thereof, (iii) changes in applicable Law (or interpretations thereof) after the Original Agreement Date or conditions or trends in the economic, business, financial, regulatory or legal enforcement environment generally affecting any business in which Parent or a Merger Sub operates, (iv) changes in GAAP (or interpretations thereof) or any applicable foreign accounting rules after the Original Agreement Date, (v) failure to meet internal or published projections, estimates or forecasts of revenues, earnings or other measures of financial or operating performance (provided that any underlying circumstance or event causing such failure may itself constitute a Parent Material Adverse Effect, unless such underlying circumstance or event is a circumstance or event of the type described in clauses (i)-(vii) of this definition), (vi) actions required to be taken pursuant to this Agreement or taken with ED&F's consent and (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement, shall not constitute or be deemed to constitute a Parent Material Adverse Effect and otherwise shall not be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur; provided, however, that with respect to the immediately preceding clauses (i) and (ii), such circumstance or event does not have a materially disproportionate impact on Parent and Merger Subs relative to other Persons participating in the industry of Parent and Merger Subs.

        "Parent Preferred Stock" has the meaning set forth in Section 6.7(a).

        "Parent SEC Documents" has the meaning set forth in Section 6.6(a).

        "Parent Series A Preferred Stock" means the Series A Perpetual Convertible Preferred Stock, par value $0.0001 per share, as set forth in the Post-Closing Certificate of Incorporation.

        "Parent Stockholder Approval" has the meaning set forth in Section 7.10(a).

        "Parent Stockholders' Meeting" has the meaning set forth in Section 7.10(a).

        "Parent's Knowledge" means the actual knowledge of the individuals set forth in Section 1.1(d) of the Disclosure Schedule.

        "Parent's Organizational Documents" means the amended and restated certificate of incorporation and by-laws of Parent, as may be amended from time to time.

        "Permits" means any franchise, approval, permit, authorization, license, order, registration, certificate, variance and other similar permit or rights obtained from any Governmental Authority relating to the conduct of the Business and all pending applications therefor.

        "Permitted Encumbrances" means (a) mechanics', materialmens', carriers', workmens', repairmens', contractors' or other similar Encumbrances arising or incurred in the ordinary course of business that are for amounts that are not due and payable, (b) easements, rights-of-way, restrictions and other similar defects or imperfections of title, charges and encumbrances of record not interfering materially with the ordinary conduct of the business at that location or detracting materially from the use, occupancy, value or marketability of title of the assets subject thereto, (c) Encumbrances for Taxes (i) not yet due and payable, or (ii) for Taxes that the taxpayer is contesting in good faith by appropriate proceedings and which are identified in Section 5.17 or Section 6.23 of the Disclosure Schedule, as applicable, (d) deposits or pledges made in connection with, or to secure payment of, worker's compensation, unemployment insurance, old age pension programs mandated under applicable Law or other social security regulations, (e) as to any Leased Real Property, Encumbrances affecting only the fee owner thereof (except for any encumbrances resulting from the material default of the applicable tenant under any applicable Lease) and (f) those items listed under the caption "Exceptions to good title free and clear of Encumbrances" in Section 5.7 of the Disclosure Schedule.

        "Person" means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.

        "Plan", individually, and "Plans", collectively, means each "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) and all employee compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document), retirement, profit sharing, equity, deferred compensation, incentive, employment, severance, welfare and other fringe benefit plans covering any active or former employee, director or consultant of any of the Transferred Companies, or Parent or the Merger Subs, or any trade or business (whether or not incorporated) which is under common control with the Transferred Companies or Parent or Merger Sub, with respect to which a Transferred Company or Parent or a Merger Sub has liability.

        "Port Lease Third Party Consents" has the meaning set forth in Section 8.2(d).

        "Port Leases" has the meaning set forth in Section 8.2(d).

        "Post Closing By-Laws" has the meaning set forth in Section 8.3(c).

        "Post-Closing Certificate of Incorporation" means the amended and restated certificate of incorporation of Parent in the form attached hereto as Exhibit B.

        "Press Release" has the meaning set forth in Section 7.11.

        "Prior Period Returns" means Tax Returns required or permitted to be filed for taxable periods that end on or prior to the Closing Date.

        "Proposed Initial Directors" has the meaning set forth in Section 7.17(b).

        "Proposed Final Merger Adjustment Amount" has the meaning set forth in Section 2.9(c)(i).

        "Proposed Final Merger Closing Statement" has the meaning set forth in Section 2.9(c)(i).

        "Proposed Final Stock Sale Adjustment Amount" has the meaning set forth in Section 3.2(c)(i).

        "Proposed Final Stock Sale Closing Statement" has the meaning set forth in Section 3.2(c)(i).

        "Prospectus" has the meaning set forth in Section 7.13.

        "Proxy Agreement" means a proxy agreement between Parent Founder and Holdings in the form attached as Exhibit C hereto.

        "Proxy Statement" has the meaning set forth in Section 7.10(a).

        "Purchased Companies" has the meaning set forth in the recitals.

        "Purchased Company Parent" means an entity other than an ED&F Party that holds any equity interest or other ownership rights in any Purchased Company.

        "Registration Rights Agreement" means a registration rights agreement between Parent and Holdings in the form attached as Exhibit D hereto.

        "Release" means any release, spill, leak, discharge, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, migrating or allowing to escape or the threat thereof.

        "Restructuring Transactions" means the transactions contemplated by Section 7.12.

        "Revolving Credit Facility" has the meaning set forth in Section 7.16(a).

        "Securities Act" means the Securities Act of 1933, as amended.

        "Seller Account Parties" has the meaning set forth in Section 7.14.

        "Seller Indemnified Parties" has the meaning set forth in Section 10.2(b).

        "Series A Escrow Shares" means 12,181,818 of the shares of Parent Series A Preferred Stock of Parent included in the Series A Merger Consideration.

        "Series A Merger Consideration" means 19,592,594 shares of Parent Series A Preferred Stock, plus that number of shares of Parent Series A Preferred Stock equal to the product of X and Y, where:

        X is equal to the excess of (i) 24,323,614 over (ii) the number of shares of Parent Common Stock issued as part of the Common Stock Merger Consideration (the amount of such excess, the "Replacement Number"); and

        Y is 0.8825;

        provided that if X exceeds 3,450,000, then Y shall be 1.0000 with respect to such excess.

        "Shared Services Agreement" means a shared services agreement between ED&F and Parent substantially in the form attached as Exhibit E hereto.

        "Stock Acquiror" has the meaning set forth in Section 5.25.

        "Stock Escrow Account" means the escrow account provided for in the Stock Escrow Agreement.

        "Stock Escrow Agreement" means the stock escrow agreement, substantially in the form attached as Exhibit F hereto, among Parent, Holdings, the Parent Founder and the Escrow Agent, pursuant to which Parent will deposit into the Stock Escrow Account, (i) on behalf of ED&F or its Affiliate, the Series A Escrow Shares concurrently with the Closing, and (ii) on behalf of Parent Founder, 2,875,000 shares of Parent Common Stock beneficially owned by Parent Founder after such shares shall have been disbursed upon the terms and subject to the conditions set forth in the IPO Stock Escrow Agreement, each to be released upon the achievement by Parent of certain milestones.

        "Stock Exchange Agreement" means an agreement in the form attached as Exhibit G hereto between Parent and the Parent Founder, pursuant to which the Parent Founder will exchange 1,100,000 shares of Parent Common Stock, after such shares have been disbursed upon the terms and subject to the conditions set forth in the IPO Stock Escrow Agreement, for (i) warrants to purchase 1,000,000 shares of Parent Common Stock, (ii) 60,000 newly issued shares of Parent Series A Preferred Stock and (iii) 40,000 shares of newly issued Parent Common Stock.

        "Stock Sale" has the meaning set forth in the recitals.

        "Stock Sale Adjustment Amount" has the meaning set forth in Section 3.2(a)(iii).

        "Stock Sale Closing Balance Sheet" has the meaning set forth in Section 3.2(c)(i).

        "Stock Sale Closing Date Net Indebtedness" has the meaning set forth in Section 3.2(a)(i).

        "Stock Sale Consideration Dispute Notice" has the meaning set forth in Section 3.2(c)(ii).

        "Stock Sale Net Working Capital" has the meaning set forth in Section 3.2(a)(ii).

        "Stock Sale Reference Amount" has the meaning set forth in Section 3.2(a)(iv).

        "Stockholder's Agreement" means a stockholder's agreement between Parent and Holdings in the form attached as Exhibit H hereto.

        "Storage Strategic Alliance Agreement" means a storage strategic alliance agreement between Terminal Merger Sub and ED&F in the form attached as Exhibit I hereto.

        "Straddle Period" means any taxable period that includes, but does not end on, the Closing Date.

        "Straddle Period Returns" has the meaning set forth in Section 7.5(a).

        "Subsidiary" means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.

        "Surviving LLCs" has the meaning set forth in Section 2.1(b).

        "Tax" means (i) any of the Taxes, where "Taxes" means any and all income taxes (including any tax on or based upon net income, or gross income, or income as specially defined, or earnings, or profits, or selected items of income, earnings, or profits) and all gross receipts, estimated, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, or windfall profit taxes, environment, alternative, or add-on minimum taxes or other taxes, fees, assessments, or charges in the nature of taxes, together with any interest, penalty or additions to tax or additional amounts, whether disputed or not, in each case imposed by a Governmental Authority, whether computed on a separate, consolidated, unitary, combined or any other basis), or (ii) any liability in respect of Taxes described in the immediately preceding clause (i) that is payable by reason of contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar provision under Law) or otherwise. The definition of "Tax" includes any interest, penalties, additions to tax or additional amounts that relate to taxes for any period, or a portion of any period, ended on or before the Closing Date, regardless of whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date.

        "Tax Proceeding" has the meaning set forth in Section 7.5(e).

        "Tax Return" means any return, report, information return or other document (including any related or supporting information), including any schedule or attachment thereto, including any amended Tax Return or declaration of estimated Tax, filed or required to be filed with any Governmental Authority or other authority in connection with the determination, assessment, or collection of any Tax paid or payable or the administration of any laws, regulations, or administrative requirements relating to any such Tax.

        "Terminal Merger" has the meaning set forth in the recitals.

        "Terminal Merger Sub" has the meaning set forth in the preamble.

        "Terminal Surviving LLC" has the meaning set forth in Section 2.1(a).

        "Third Party Claim" has the meaning set forth in Section 10.3(b).

        "Transaction" means the transactions contemplated by this Agreement and the Ancillary Agreements.

        "Transaction Form 8-K" has the meaning set forth in Section 7.11.

        "Transfer Taxes" has the meaning set forth in Section 7.5(g).

        "Transferred Companies" means Westway Terminal, Westway Feed, the Purchased Companies and each of their direct and indirect Subsidiaries.

        "Transferred Employees" means the employees of the Transferred Companies as of the Effective Time and any employees of ED&F or any its Affiliates that are being seconded to a Transferred Company.

        "Treasury Shares" has the meaning set forth in Section 2.8(c).

        "Trust Account" has the meaning set forth in Section 7.13.

        "Trust Account Claim" has the meaning set forth in Section 7.13.

        "UK Employees" has the meaning set forth in Section 7.8(l).

        "Unadjusted Stock Sale Purchase Price" has the meaning set forth in Section 3.2(a).

        "Unresolved Capex Items" has the meaning set forth in Section 2.10(b).

        "Unresolved Merger Items" has the meaning set forth in Section 2.9(c)(ii).

        "Unresolved Stock Sale Items" has the meaning set forth in Section 3.2(c)(ii).

        "Voting Matters" has the meaning set forth in Section 7.10(a).

        "Welfare Benefits" has the meaning set forth in Section 7.8(d).

        "Westway Feed" has the meaning set forth in the preamble.

        "Westway Terminal" has the meaning set forth in the preamble.

        "Wire Transfer" means a payment in immediately available funds by wire transfer of lawful money of the United States of America to such account or accounts as are designated by notice to the paying party.

        Section 1.2.    Interpretation.

          (a)   References to Articles and Sections are to Articles and Sections of this Agreement unless otherwise specified.

          (b)   A "month" or a "quarter" means a calendar month or quarter (as the case may be).

          (c)   References to "$" or "dollars" refer to lawful currency of the United States.

          (d)   Writing includes typewriting, printing, lithography, photography, email and other modes of representing or reproducing words in a legible and non-transitory form.

          (e)   The terms "include" and "including" and words of similar import are to be construed as non-exclusive (so that, by way of example, "including" mean "including without limitation").

          (f)    Unless the context of this Agreement otherwise requires (i) words using a singular or plural number also include the plural or singular number, respectively, (ii) the terms "hereof," "herein," "hereby" and any derivative thereof or similar words refer to this entire Agreement, (iii) the masculine gender includes the feminine and neuter genders, (iv) any reference to a Law, an agreement or a document will be deemed also to refer to any amendment, supplement or replacement thereof, and (v) whenever this Agreement refers to a number of days, such number refers to calendar days unless such reference specifies Business Days.

          (g)   Terms defined in this Agreement by reference to any other agreement, document or instrument have the meanings assigned to them in such agreement, document or instrument whether or not such agreement, document or instrument is then in effect.

          (h)   The term "foreign" means non-United States.

 ARTICLE II

THE MERGERS; CAPITAL EXPENDITURES

        Section 2.1.    The Mergers.

          (a)   Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Westway Terminal shall, pursuant to the provisions of the Delaware Limited Liability Company Act (as amended from time to time, the "DLLCA") and the General Corporation Law of the State of Delaware (as amended from time to time, the "DGCL"), be merged with and into Terminal Merger Sub and the separate corporate existence of Westway Terminal shall thereupon cease in accordance with the provisions of the DLLCA and the DGCL. Terminal Merger Sub shall be the surviving entity in the Terminal Merger and shall continue to exist as a wholly owned Subsidiary of Parent with all of its rights, privileges, powers and franchises continuing unaffected by the Terminal Merger. The Terminal Merger shall have the effects specified in the DLLCA and the DGCL. From and after the Effective Time, Terminal Merger Sub is sometimes referred to herein as the "Terminal Surviving LLC."

          (b)   Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Westway Feed shall, pursuant to the provisions of the DLLCA and the DGCL, be merged with and into Feed Merger Sub and the separate corporate existence of Westway Feed shall thereupon cease in accordance with the provisions of the DLLCA and the DGCL. Feed Merger Sub shall be the surviving entity in the Feed Merger and shall continue to exist as a wholly owned Subsidiary of Parent with all of its rights, privileges, powers and franchises continuing unaffected by the Feed Merger. The Feed Merger shall have the effects specified in the DLLCA and the DGCL. From and after the Effective Time, Feed Merger Sub is sometimes referred to herein as the "Feed Surviving LLC," and collectively with Terminal Surviving LLC, the "Surviving LLCs."

        Section 2.2.    Certificates of Merger.    On the Closing Date, the parties hereto shall cause certificates of merger substantially in the forms attached hereto as Exhibit J-1 and Exhibit J-2 (each, a "Certificate of Merger" and together the "Certificates of Merger") to be properly executed and filed in accordance with the relevant provisions of the DLLCA and the DGCL, and shall make or cause to be made all other filings or recordings required under the DLLCA and the DGCL. Each of the Mergers shall be effective simultaneously at the time and on the date set forth in the Certificates of Merger in accordance with the DLLCA and the DGCL (the "Effective Time").

        Section 2.3.    Certificates of Formation.    Except to the extent amended pursuant to the applicable Certificate of Merger, the certificate of formation of Terminal Merger Sub immediately prior to the Effective Time shall be the certificate of formation of the Terminal Surviving LLC and shall continue in full force and effect until further amended in the manner prescribed by the provisions of the DLLCA. Except to the extent amended pursuant to the applicable Certificate of Merger, the certificate of formation of Feed Merger Sub immediately prior to the Effective Time shall be the certificate of formation of the Feed Surviving LLC and shall continue in full force and effect until further amended in the manner prescribed by the provisions of the DLLCA.

        Section 2.4. Limited Liability Company Agreements. The limited liability company agreement of Terminal Merger Sub as in effect immediately prior to the Effective Time shall be the limited liability company agreement of Terminal Surviving LLC until amended in accordance with applicable Law. The limited liability company agreement of Feed Merger Sub as in effect immediately prior to the Effective Time shall be the limited liability company agreement of Feed Surviving LLC until amended in accordance with applicable Law.

        Section 2.5. Officers. The officers of each of the Surviving LLCs shall be as set forth in Section 2.5 of the Disclosure Schedule and will hold office until their successors are duly elected or appointed and qualify in the manner provided in the limited liability company agreement of the applicable Surviving LLC or as otherwise provided by applicable Law, or until their earlier death, resignation or removal.

        Section 2.6. Directors. The directors of each of the Surviving LLCs shall be as set forth in Section 2.6 of the Disclosure Schedule and will serve until their successors are duly elected or appointed and qualify in the manner provided in the limited liability company agreement of the applicable Surviving LLC or as otherwise provided by applicable Law, or until their earlier death, resignation or removal.

        Section 2.7. Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest a Surviving LLC with full right, title and possession to all assets, property, rights, privileges, powers and franchises of (a) Westway Terminal and Terminal Merger Sub, in the case of the Terminal Surviving LLC or (b) Westway Feed and Feed Merger Sub, in the case of the Feed Surviving LLC, the officers and directors of the Terminal Surviving LLC or the Feed Surviving LLC, as applicable, will be fully authorized in the name of their respective corporations or otherwise to take all such lawful and necessary action.

        Section 2.8.    Effect of Mergers on Capital Stock.

          (a)   Conversion of Common Stock of Westway Terminal.    At the Effective Time, all shares of common stock, no par value, of Westway Terminal that are issued and outstanding immediately prior to the Effective Time shall, by virtue of the Terminal Merger and without any action on the part of Parent, Terminal Merger Sub or Westway Terminal, be automatically converted into the right to receive such percentage of the Merger Consideration as determined in accordance with Section 2.11.

          (b)   Conversion of Common Stock of Westway Feed.    At the Effective Time, all shares of common stock, par value $0.01 per share, of Westway Feed that are issued and outstanding immediately prior to the Effective Time shall, by virtue of the Feed Merger and without any action on the part of Parent, Feed Merger Sub or Westway Feed, be automatically converted into the right to receive such percentage of the Merger Consideration as determined in accordance with Section 2.11.

          (c)   Treasury Stock.    All shares of capital stock of Westway Terminal or Westway Feed held in the treasury of Parent, any Affiliate of Parent, Terminal Merger Sub and Westway Terminal or Feed Merger Sub and Westway Feed, as applicable, immediately prior to the Effective Time (collectively, the "Treasury Shares") shall be cancelled and extinguished without any conversion thereof, and no payment shall be made with respect thereto.

        Section 2.9.    Merger Adjustment Amount.    The Merger Adjustment Amount shall be determined in accordance with this Section 2.9.

          (a)   For purposes of this Section 2.9:

              (i)  "Merger Closing Date Net Indebtedness" means the amount required to repay in full all Indebtedness of Westway Terminal, Westway Feed and their Subsidiaries as of immediately prior to the Closing less the Cash and Cash Equivalents of Westway Terminal, Westway Feed and their Subsidiaries as of immediately prior to the Closing, calculated in accordance with the accounting principles, practices and methodologies set forth in Annex B, which are the same accounting principles, practices and methodologies, with consistent classification, judgments, and estimation methodology, as were used in preparing the 2007 Balance Sheet (the "Applicable Accounting Principles"); provided, however, that Merger Closing Date Net

    Indebtedness shall not include any "reclass cash float" amounts to the extent such amounts are treated as a liability for purposes of calculating Merger Net Working Capital.

             (ii)  "Merger Net Working Capital" means the net working capital of Westway Terminal, Westway Feed and their Subsidiaries as of immediately prior to the Closing, calculated in accordance with the Applicable Accounting Principles and using the same line items and sequence of calculation as set forth in the pro forma example of the calculation of net working capital set forth in Exhibit K-1.

            (iii)  "Merger Adjustment Amount" means an amount equal to (x) the Merger Net Working Capital minus (y) the sum of (A) the Merger Closing Date Net Indebtedness and (B) the Merger Reference Amount. For the avoidance of doubt, the Merger Adjustment Amount may be a negative number.

            (iv)  "Merger Reference Amount" means $19,500,000.

          (b)    Estimated Merger Adjustment Amount; Payments.

              (i)  At least ten days prior to the Closing Date, ED&F shall deliver to Parent a statement (the "Estimated Merger Closing Statement") consisting of (x) an estimated combined balance sheet of Westway Terminal, Westway Feed and their Subsidiaries as of the Closing Date but without giving effect to the Closing in the form of, and including the line items set forth in, Exhibit L (the "Estimated Merger Closing Balance Sheet") and (y) a good faith estimated calculation in reasonable detail of the Merger Adjustment Amount derived from the Estimated Merger Closing Balance Sheet (the "Estimated Merger Adjustment Amount"). ED&F shall prepare the Estimated Merger Closing Statement in accordance with the Applicable Accounting Principles.

             (ii)  At the Closing, (x) if the Estimated Merger Adjustment Amount is a positive amount, then Parent shall pay, or shall cause one or more of its Affiliates to pay, an amount equal to the absolute value of such positive amount to ED&F or its designee by Wire Transfer, or (y) if the Estimated Merger Adjustment Amount is a negative amount, then ED&F shall pay, or shall cause one or more of its Affiliates to pay, an amount equal to the absolute value of such negative amount to Parent or its designee by Wire Transfer.

          (c)    Determination of the Final Statement of Merger Adjustment Amount.

              (i)  No later than 60 days after the Closing Date, Parent shall prepare and deliver to ED&F a statement (the "Proposed Final Merger Closing Statement") consisting of (x) a combined balance sheet of Westway Terminal, Westway Feed and their Subsidiaries as of the Closing Date but without giving effect to the Closing, in the same form and including the same line items as the Estimated Merger Closing Balance Sheet (the "Merger Closing Balance Sheet") and (y) a proposed calculation in reasonable detail of the Merger Adjustment Amount derived from the Merger Closing Balance Sheet (the "Proposed Final Merger Adjustment Amount"). Parent shall prepare the Proposed Final Merger Closing Statement in accordance with the Applicable Accounting Principles and shall cause it to be in the same form and include the same line items as the Estimated Merger Closing Statement.

             (ii)  If ED&F does not give written notice of dispute (a "Merger Consideration Dispute Notice") to Parent within 30 days after receiving the Proposed Final Merger Closing Statement, the parties hereto agree that the Proposed Final Merger Closing Statement shall become final, binding and conclusive upon the parties. If ED&F gives a Merger Consideration Dispute Notice to Parent (which Merger Consideration Dispute Notice must set forth, in reasonable detail, the items and amounts in dispute (the "Disputed Merger Items")) within such 30-day period, ED&F and Parent shall use reasonable efforts to resolve the Disputed Merger

    Items during the 45-day period commencing on the date Parent receives such Merger Consideration Dispute Notice from ED&F. ED&F, in preparing the Merger Consideration Dispute Notice, and Parent, in any response thereto, may only object to the other's proposal with respect to mathematical errors and the calculations set forth in the Proposed Final Merger Closing Statement not being calculated in accordance with this Section 2.9. If the parties reach agreement with respect to any Disputed Merger Items within such 45-day period, Parent shall revise the Proposed Final Merger Closing Statement to reflect such agreement. If ED&F and Parent do not obtain a final written resolution of all Disputed Merger Items within such 45-day period, then the unresolved Disputed Merger Items ("Unresolved Merger Items") shall be submitted immediately to the New York, New York office of PriceWaterhouse Coopers (the "Accounting Firm"). The Accounting Firm shall be required to render a determination regarding the Unresolved Merger Items within 30 days after referral of the matter to the Accounting Firm, or as soon as practicable thereafter, which determination must be in accordance with the terms of this Agreement and in writing and must set forth, in reasonable detail, the basis therefor. The determination of the Accounting Firm shall be conclusive and binding upon ED&F, Parent and the other parties hereto absent manifest error, and judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.

            (iii)  The Accounting Firm shall be required to make a determination with respect only to the Unresolved Merger Items, and in a manner consistent with this Section 2.9 and the Applicable Accounting Principles, and in no event shall the Accounting Firm's determination of Unresolved Merger Items be for an amount outside the range of the parties' disagreement. Each party shall use its reasonable best efforts to furnish to the Accounting Firm such work papers and other documents and information pertaining to the Unresolved Merger Items as the Accounting Firm may request.

            (iv)  Parent shall revise the Proposed Final Merger Closing Statement to reflect the determination of the Accounting Firm pursuant to this Section 2.9(c). The "Final Merger Adjustment Amount" shall mean the Proposed Final Merger Adjustment Amount as revised pursuant to this Section 2.9(c).

             (v)  The fees and expenses of the Accounting Firm shall be borne in the same proportion as the aggregate dollar amount of the Unresolved Merger Items that are unsuccessfully disputed by each party (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of all of the Unresolved Merger Items submitted to the Accounting Firm.

            (vi)  Until the Final Merger Adjustment Amount is determined, each of Parent and ED&F shall, and shall cause its Subsidiaries to, cooperate with, make their working papers, books, records and employees available to and otherwise assist each other party and its accountants and other representatives at reasonable times during such other party's review of, and the resolution of any objections with respect to, the Proposed Final Merger Closing Statement.

          (d)   Post-Closing Merger Adjustment Payment.    No later than three Business Days after the date on which the Final Merger Adjustment Amount is finally determined pursuant to Section 2.9(c):

              (i)  if the Final Merger Adjustment Amount exceeds the Estimated Merger Adjustment Amount, Parent shall pay or cause to be paid to ED&F or its designee the amount of such excess by Wire Transfer; or

             (ii)  if the Estimated Merger Adjustment Amount exceeds the Final Merger Adjustment Amount, ED&F shall pay or cause to be paid to Parent or its designee the amount of such excess by Wire Transfer.

          (e)   Interest, etc.    Any amount payable pursuant to subclause (i) or subclause (ii) of Section 2.9(d) shall be increased by interest on such amount, compounded daily, at the Interest Rate from the Closing Date to and including the date of payment based on a 365 day year, with the amount of any interest also payable on the same date as the underlying amount pursuant to such subclause (i) or subclause (ii). Notwithstanding the foregoing, no amount shall be paid pursuant to clauses (d) or (e) of this Section 2.9 until the Final Stock Sale Adjustment Amount is finally determined pursuant to Section 3.2(c).

        Section 2.10.    Capital Expenditure Adjustment.

          (a)   No later than 30 days after the Closing Date, Parent shall prepare and deliver to ED&F a statement (the "Capex Statement") setting forth in reasonable detail the aggregate amount of Capital Expenditures incurred on an accrual basis by the Transferred Companies during the period from and including November 1, 2008 until the Closing (the "Capex Period"). Parent shall prepare the Capex Statement in accordance with the Applicable Accounting Principles. For purposes of any calculation of Capital Expenditures (including with respect to Budgeted Capital Expenditures and Actual Capital Expenditures) during the Capex Period pursuant to this Section 2.10, the amount of Capital Expenditures attributable to the calendar month in which the Closing Date occurs shall be prorated in the basis of the number of days elapsed in such month as of and including the Closing Date.

          (b)   If ED&F does not give written notice of dispute (a "Capex Dispute Notice") to Parent within 30 days after receiving the Capex Statement, the Capex Statement shall become final, binding and conclusive upon the parties. If ED&F gives a Capex Dispute Notice to Parent (which Capex Dispute Notice must set forth, in reasonable detail, the items and amounts in dispute (the "Disputed Capex Items")) within such 30-day period, ED&F and Parent shall use reasonable efforts to resolve the Disputed Capex Items during the 45-day period commencing on the date Parent receives the Capex Dispute Notice from ED&F. If the parties reach agreement with respect to any Disputed Capex Items within such 45-day period, Parent shall revise the Capex Statement to reflect such agreement. If ED&F and Parent do not obtain a final written resolution of all Disputed Capex Items within such 45-day period, then the unresolved Disputed Capex Items ("Unresolved Capex Items") shall be submitted immediately to the Accounting Firm. The Accounting Firm shall be required to render a determination regarding the Unresolved Capex Items within 30 days after referral of the matter to the Accounting Firm, or as soon as practicable thereafter, which determination must be in accordance with the terms of this Agreement and in writing and must set forth, in reasonable detail, the basis therefor. The determination of the Accounting Firm shall be conclusive and binding upon ED&F, Parent and the other parties hereto absent manifest error, and judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.

          (c)   The Accounting Firm shall be required to make a determination with respect only to the Unresolved Capex Items, and in a manner consistent with this Section 2.10 and the Applicable Accounting Principles, and in no event shall the Accounting Firm's determination of Unresolved Capex Items be for an amount outside the range of the parties' disagreement. Each party shall use its reasonable best efforts to furnish to the Accounting Firm such work papers and other documents and information pertaining to the Unresolved Capex Items as the Accounting Firm may request.

          (d)   Parent shall revise the Capex Statement to reflect the determination of the Accounting Firm pursuant to this Section 2.10. The "Actual Capital Expenditures" shall mean the aggregate Capital Expenditures set forth on the Capex Statement as revised pursuant to this Section 2.10.

          (e)   The fees and expenses of the Accounting Firm shall be borne in the same proportion as the aggregate dollar amount of the Unresolved Capex Items that are unsuccessfully disputed by each party (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of all of the Unresolved Capex Items submitted to the Accounting Firm.

          (f)    Until the Capex Statement is finalized pursuant to this Section 2.10, each party shall and shall cause its Subsidiaries to, cooperate with, make their working papers, books, records and employees available to and otherwise assist each other party and its accountants and other representatives at reasonable times during such other party's review of, and the resolution of any objections with respect to, the Capex Statement.

          (g)   No later than three Business Days after the date on which the Capex Statement is finalized pursuant to this Section 2.10, if the Budgeted Capital Expenditures exceed the Actual Capital Expenditures (the amount of such excess, the "Capex Shortfall Amount"), ED&F and Parent shall, and Parent shall cause Parent Founder to, execute and deliver to the Escrow Agent under the Stock Escrow Agreement an instruction letter referring to this Section 2.10, stating that a Capex Shortfall Amount exists and instructing the Escrow Agent to release from escrow and deliver to Parent for cancellation certificates representing that number of Series A Escrow Shares (rounded down if such number is not a whole number) equal to the result of (x) the Capex Shortfall Amount divided by (y) 5.5. Promptly upon receipt from the Escrow Agent of such certificates, Parent shall mark such certificates "canceled" and cancel and retire such Series A Escrow Shares and cause such cancellation and retirement to be reflected on its stock ledger. For this purpose, the Series A Escrow Shares shall be canceled and retired at their initial negotiated value and there shall be no right to substitute the Series A Escrow Shares to be released with other property.

          (h)   Any release and cancellation of Series A Escrow Shares in respect of a Capex Shortfall Amount pursuant to this Section 2.10 shall be treated as an adjustment to the Series A Merger Consideration for tax reporting purposes. Notwithstanding anything in Section 2.10(g) or (h) to the contrary, to the extent that it is commercially reasonable for ED&F and Parent to determine the proportion of any Capex Shortfall Amount that relates to the Purchased Companies, such amount shall be paid by ED&F or an affiliate to Parent in cash within 10 business days after the date that the Capex Statement is finalized pursuant to this Section 2.10, and the cancellation of Series A Escrow Shares with respect to this amount shall not occur unless such cash payment is not made to Parent within the allowable time period. Any Capex Shortfall Amount allocated to the Purchased Companies shall be treated as an adjustment to the Unadjusted Stock Sale Purchase Price for tax reporting purposes.

        Section 2.11.    Allocation of Merger Consideration.    Prior to the Closing, the parties hereto, acting reasonably, shall agree upon the allocation of the Merger Consideration (including, for the avoidance of doubt, any amount payable pursuant to Section 2.9(d) and any Series A Escrow Shares released from escrow in respect of a Capex Shortfall Amount pursuant to Section 2.10, as applicable) between Westway Terminal and Westway Feed for all purposes. To the extent that interest accrues or a price adjustment occurs following the final determination of the Final Merger Adjustment Amount, the parties hereto shall promptly make appropriate adjustments to such allocations, and such changed allocations shall then be the allocation that each party uses for all purposes, including the filing of any Tax Returns. No party to this Agreement may take any action that would call into question the bona fides of such final allocation.

        Section 2.12.    Delivery of Shares.    At the Closing, Parent shall deposit or cause to be delivered to Holdings all of the Common Stock Merger Consideration and all of the Series A Merger Consideration with the exception of the Series A Escrow Shares, which Parent shall cause to be deposited into the Stock Escrow Account in accordance with the terms of the Stock Escrow Agreement.

        Section 2.13. Adjustments to Exchange Ratios. The numbers of warrants, shares of Parent Common Stock and Parent Series A Preferred Stock specified in the recitals or any of the definitions set forth in ARTICLE I or required to be issued or exchanged hereunder shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Parent Preferred Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change (but excluding any such action taken in connection with the Transaction) with respect to Parent Common Stock or Parent Preferred Stock on or after the Original Agreement Date and prior to the date of issuance or payment thereof.

ARTICLE III

THE STOCK SALE

        Section 3.1.    Purchase and Sale of Stock.    Subject to the terms and conditions of this Agreement, at the Closing, each ED&F Party shall, and shall cause each Purchased Company Parent to, sell, assign, transfer, deliver and convey to a Buying Subsidiary, and Parent shall cause a Buying Subsidiary to purchase from such ED&F Party and such Purchased Company Parent, all of the issued and outstanding shares of capital stock of the Purchased Companies owned by such ED&F Party and such Purchased Company Parent, free and clear of all Encumbrances other than Permitted Encumbrances, which shares will collectively constitute all of the shares of capital stock of the Purchased Companies issued and outstanding immediately prior to the Closing.

        Section 3.2.    Stock Sale Consideration.

          (a)   The aggregate purchase price to be paid by Parent for the Purchased Companies is $103,000,000 (the "Unadjusted Stock Sale Purchase Price"), subject to adjustment as set forth in this Section 3.2. As adjusted as set forth in this Section 3.2, such aggregate purchase price is referred to herein as the "Adjusted Stock Sale Purchase Price." For purposes of this Section 3.2:

              (i)  "Stock Sale Closing Date Net Indebtedness" means the amount required to repay in full all Indebtedness of the Purchased Companies as of immediately prior to the Closing less the Cash and Cash Equivalents of the Purchased Companies as of immediately prior to the Closing, calculated in accordance with the Applicable Accounting Principles; provided, however, that Stock Sale Closing Date Net Indebtedness shall not include any "reclass cash float" amounts to the extent such amounts are treated as a liability for purposes of calculating Stock Sale Net Working Capital.

             (ii)  "Stock Sale Net Working Capital" means the net working capital of the Purchased Companies as of immediately prior to the Closing, calculated in accordance with the Applicable Accounting Principles and using the same line items and sequence of calculation as set forth in the pro forma example of the calculation of net working capital set forth in Exhibit K-2.

            (iii)  "Stock Sale Adjustment Amount" means an amount equal to (x) the Stock Sale Net Working Capital minus (y) the sum of (A) the Stock Sale Closing Date Net Indebtedness and (B) the Stock Sale Reference Amount. For the avoidance of doubt, the Stock Sale Adjustment Amount may be a negative number.

            (iv)  "Stock Sale Reference Amount" means negative $1,000,000.

          (b)    Estimated Stock Sale Consideration; Payments.

              (i)  At least ten days prior to the Closing Date, ED&F shall deliver to Parent a statement (the "Estimated Stock Sale Closing Statement") consisting of (x) an estimated combined balance sheet of the Purchased Companies as of the Closing Date but without giving effect to the Closing in the form of, and including the line items set forth in, Exhibit L (the "Estimated Stock Sale Closing Balance Sheet") and (y) a good faith estimated calculation in reasonable detail of the Stock Sale Adjustment Amount derived from the Estimated Stock Sale Closing Balance Sheet (the "Estimated Stock Sale Adjustment Amount"). ED&F shall prepare the Estimated Stock Sale Closing Statement in accordance with the Applicable Accounting Principles.

             (ii)  At the Closing, subject to Section 3.4, Parent shall pay, or shall cause one or more of its Affiliates to pay, to ED&F or its designee by Wire Transfer an amount equal to the sum of (x) the Unadjusted Stock Sale Purchase Price and (y) the Estimated Stock Sale Adjustment Amount (the "Estimated Stock Sale Consideration").

          (c)    Determination of the Final Statement of Stock Sale Adjustment Amount.

              (i)  No later than 60 days after the Closing Date, Parent shall prepare and deliver to ED&F a statement (the "Proposed Final Stock Sale Closing Statement") consisting of (x) a combined balance sheet of the Purchased Companies as of the Closing Date but without giving effect to the Closing in the same form and including the same line items as the Estimated Stock Sale Closing Balance Sheet (the "Stock Sale Closing Balance Sheet") and (y) a proposed calculation in reasonable detail of the Stock Sale Adjustment Amount derived from the Stock Sale Closing Balance Sheet (the "Proposed Final Stock Sale Adjustment Amount"). Parent shall prepare the Proposed Final Stock Sale Closing Statement in accordance with the Applicable Accounting Principles and shall cause it to be in the same form and include the same line items as the Estimated Stock Sale Closing Statement.

             (ii)  If ED&F does not give written notice of dispute (a "Stock Sale Consideration Dispute Notice") to Parent within 30 days after receiving the Proposed Final Stock Sale Closing Statement, the parties hereto agree that the Proposed Final Stock Sale Closing Statement shall become final, binding and conclusive upon the parties. If ED&F gives a Stock Sale Consideration Dispute Notice to Parent (which Stock Sale Consideration Dispute Notice must set forth, in reasonable detail, the items and amounts in dispute (the "Disputed Stock Sale Items")) within such 30-day period, ED&F and Parent shall use reasonable efforts to resolve the Disputed Stock Sale Items during the 45-day period commencing on the date Parent receives such Stock Sale Consideration Dispute Notice from ED&F. ED&F, in preparing the Stock Sale Consideration Dispute Notice, and Parent, in any response thereto, may only object to the other's proposal with respect to mathematical errors and the calculations set forth in the Proposed Final Stock Sale Closing Statement not being calculated in accordance with this Section 3.2. If the parties reach agreement with respect to any Disputed Stock Sale Items within such 45-day period, Parent shall revise the Proposed Final Stock Sale Closing Statement to reflect such agreement. If ED&F and Parent do not obtain a final written resolution of all Disputed Stock Sale Items within such 45-day period, then the unresolved Disputed Stock Sale Items ("Unresolved Stock Sale Items") shall be submitted immediately to the Accounting Firm. The Accounting Firm shall be required to render a determination regarding the Unresolved Stock Sale Items within 30 days after referral of the matter to the Accounting Firm, or as soon as practicable thereafter, which determination must be in accordance with the terms of this Agreement and in writing and must set forth, in reasonable detail, the basis therefor. The determination of the Accounting Firm shall be conclusive and binding upon ED&F, Parent and the other parties hereto absent manifest error, and judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.

            (iii)  The Accounting Firm shall be required to make a determination with respect only to the Unresolved Stock Sale Items, and in a manner consistent with this Section 3.2 and the Applicable Accounting Principles, and in no event shall the Accounting Firm's determination of Unresolved Stock Sale Items be for an amount outside the range of the parties' disagreement. Each party shall use its reasonable best efforts to furnish to the Accounting Firm such work papers and other documents and information pertaining to the Unresolved Stock Sale Items as the Accounting Firm may request.

            (iv)  Parent shall revise the Proposed Final Stock Sale Closing Statement as appropriate to reflect the resolution of any objections thereto pursuant to this Section 3.2(c). The "Final Stock Sale Adjustment Amount" shall mean the Proposed Final Stock Sale Adjustment Amount as revised pursuant to this Section 3.2(c).

             (v)  The fees and expenses of the Accounting Firm shall be borne in the same proportion as the aggregate dollar amount of the Unresolved Stock Sale Items that are unsuccessfully disputed by ED&F or Parent, as the case may be (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of all of the Unresolved Stock Sale Items submitted to the Accounting Firm.

            (vi)  Until the Final Stock Sale Adjustment Amount is finally determined, each of Parent and ED&F shall, and shall cause its Subsidiaries to, cooperate with, make their working papers, books, records and employees available to and otherwise assist each other party and its accountants and other representatives at reasonable times during such other party's review of, and the resolution of any objections with respect to, the Proposed Final Stock Sale Closing Statement.

          (d)   Post-Closing Stock Sale Adjustment Payment.    No later than three Business Days after the date on which the Final Stock Sale Adjustment Amount is finally determined pursuant to Section 2.9(c):

              (i)  if the Final Stock Sale Adjustment Amount exceeds the Estimated Stock Sale Adjustment Amount, Parent shall pay or cause to be paid to ED&F or its designee the amount of such excess by Wire Transfer; or

             (ii)  if the Estimated Stock Sale Adjustment Amount exceeds the Final Stock Sale Adjustment Amount, ED&F shall pay or cause to be paid to Parent or its designee the amount of such excess by Wire Transfer.

          (e)   Interest, etc.    Any amount payable pursuant to subclause (i) or subclause (ii) of Section 3.2(d) shall be increased by interest on such amount, compounded daily, at the Interest Rate from the Closing Date to and including the date of payment based on a 365 day year, with the amount of any interest payable on the same date as the underlying amount pursuant to such subclause (i) or subclause (ii). Notwithstanding the foregoing, no amount shall be paid pursuant to clauses (d) or (e) of this Section 3.2 until the Final Merger Adjustment Amount is finally determined pursuant to Section 2.9(c).

        Section 3.3.    Allocation of Stock Sale Consideration.    Prior to the Closing, the parties hereto, acting reasonably, shall agree upon the allocation of (a) the Estimated Stock Sale Consideration, (b) any amount payable pursuant to Section 3.2(d) and (c) any cash paid (or deemed paid) to Parent in respect of a Capex Shortfall Amount pursuant to Section 2.10, as applicable, among the Purchased Companies for all purposes. To the extent that interest accrues or a price adjustment occurs following the final determination of the Final Stock Sale Adjustment Amount, the parties hereto shall promptly make appropriate adjustments to such allocations, and such changed allocations shall then be the allocation that each party uses for all purposes, including the filing of any Tax Returns. No party to this Agreement will take any action that would call into question the bona fides of such final allocation.

        Section 3.4.    ED&F Man Korea Limited.    Notwithstanding anything contained in this Agreement to the contrary, that portion of the Estimated Stock Sale Consideration that is allocated pursuant to Section 3.3 to the sale and purchase of the outstanding shares of capital stock of ED&F Man Korea Limited (the "Korean Shares") may, at the joint election of the parties, be paid in the form of a mutually agreed promissory note in lieu of cash. If the parties so elect, all amounts otherwise payable in cash pursuant to Section 3.2(b)(ii) or Section 3.2(d) , as the case may be, shall be adjusted equitably to take account of any such payment with respect to the Korean Shares that is made in the form of such promissory note.

ARTICLE IV

CLOSING

        Section 4.1.    Closing.    The closing of the transactions contemplated hereby (the "Closing") shall take place at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, NY 10036, at 10:00 A.M. on the second Business Day following the satisfaction or waiver of the conditions set forth in ARTICLE VIII (other than those conditions that by their terms cannot be satisfied until the Closing, but subject to the satisfaction or waiver thereof), or on such other date and time and at such other place as Parent and ED&F shall mutually agree. The date of the Closing is herein called the "Closing Date" and any reference to the Closing Date shall mean the date as determined by applicable local time. For financial accounting and Tax purposes, to the extent permitted by Law, the Closing shall be deemed to have become effective as of 11:59 P.M. on the Closing Date.

        Section 4.2.    Deliveries and Proceedings at Closing.    Subject to the terms and conditions of this Agreement, at the Closing:

          (a)   the ED&F Parties shall deliver or cause to be delivered to Parent and the Merger Subs:

              (i)  certificates representing (or similar evidence of ownership of) the shares of capital stock (or other ownership interests) of the Purchased Companies, duly endorsed in blank or accompanied by powers duly executed in blank and any necessary Foreign Transfer Agreements;

             (ii)  the Estimated Merger Adjustment Amount, if applicable;

            (iii)  the certificates and other documents required to be delivered by ED&F Parties pursuant to Section 8.2;

            (iv)  a receipt for the payment of the Estimated Stock Sale Consideration duly executed by ED&F;

             (v)  ED&F's duly executed counterpart to the Shared Services Agreement;

            (vi)  Holdings' duly executed counterpart to the Stock Escrow Agreement;

           (vii)  ED&F's duly executed counterpart to the Storage Strategic Alliance Agreement;

          (viii)  ED&F Man Liquid Products Corporation's duly executed counterparts to the Molasses Supply Agreement;

            (ix)  Holdings' duly executed counterpart to the Registration Rights Agreement; and

             (x)  Holdings' duly executed counterpart to the Stockholder's Agreement.

          (b)   Parent and the Merger Subs shall deliver or cause to be delivered to the ED&F Parties:

              (i)  certificates representing the Common Stock Merger Consideration and the Series A Merger Consideration;

             (ii)  the Estimated Merger Adjustment Amount, if applicable;

            (iii)  the Estimated Stock Sale Consideration, payable as set forth in Section 3.2(b) (including, if applicable, the promissory note contemplated by Section 3.4);

            (iv)  the certificates and other documents required to be delivered by Parent pursuant to Section 8.3;

             (v)  Parent's duly executed counterpart to the Shared Services Agreement;

            (vi)  Parent's and Parent Founder's duly executed counterparts to the Stock Exchange Agreement;

           (vii)  Terminal Merger Sub's duly executed counterpart to the Storage Strategic Alliance Agreement;

          (viii)  Feed Merger Sub's duly executed counterpart to the Molasses Supply Agreement;

            (ix)  Parent's and Parent Founder's duly executed counterparts to the Proxy Agreement;

             (x)  the duly executed counterparts to the Stock Escrow Agreement of Parent, Parent Founder and the Escrow Agent;

            (xi)  Parent's duly executed counterpart to the Registration Rights Agreement; and

           (xii)  Parent's duly executed counterpart to the Stockholder's Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE ED&F PARTIES

        The ED&F Parties hereby jointly and severally represent and warrant to Parent and the Merger Subs as of the Original Agreement Date and as of the Closing Date as follows:

        Section 5.1.    Organization and Qualification; Subsidiaries.    Each of ED&F, the Transferred Companies and the Purchased Company Parents is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation or incorporation, and has all requisite entity power and authority to carry on its business as it now is being conducted. Each of the Transferred Companies is duly qualified to do business and is in good standing as a foreign corporation in all jurisdictions where the nature of the property owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Business Material Adverse Effect. True and complete copies of the certificate of incorporation, bylaws or other organizational documents of each of the Transferred Companies, all as amended as of the Original Agreement Date, have been previously delivered to Parent and the Merger Subs.

        Section 5.2.    Authorization.    The execution, delivery and performance by each of the ED&F Parties of this Agreement and the Ancillary Agreements to which each of the ED&F Parties is a party and the consummation by each of the ED&F Parties, the Transferred Companies and the Purchased Company Parents of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such ED&F Party, Transferred Company and Purchased Company Parent, as the case may be. This Agreement has been, and each Ancillary Agreement to which any of the ED&F Parties is a party will be, duly and validly executed and delivered by each ED&F Party that is a party thereto. Assuming due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and each Ancillary Agreement will when executed and delivered constitute, the valid and binding obligation of each ED&F Party that is party thereto, enforceable against such ED&F Party in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws relating to or affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

        Section 5.3.    No Conflict.    Except as set forth in Section 5.3 of the Disclosure Schedule, the execution, delivery and performance by each of the ED&F Parties of this Agreement and any Ancillary Agreement to which such ED&F Party is a party, and the consummation by each such ED&F Party of the transactions contemplated hereby and thereby, do not and will not, with or without the giving of notice or the lapse of time, or both, (x) violate any provision of Law to which such ED&F Party, any Transferred Company or any Purchased Company Parent is subject, (y) violate any provision of the certificate of incorporation, bylaws or other organizational documents of such ED&F Party or any Transferred Company, or (z) violate or result in a breach of or constitute a default (or an event which would, with the passage of time or the giving of notice, or both, constitute a default) under, or result in or permit the termination or amendment of any provision of or require the consent of any third party under, or result in or permit the acceleration of the maturity or cancellation of performance of any obligation under, or result in the creation or imposition of any Encumbrance of any nature whatsoever upon any asset of the Transferred Companies pursuant to, or give to others any interests or rights therein under, any Contract to which any Transferred Company is a party or by which any Transferred Company may be bound or affected except, in the case of clauses (x) and (z), for any such violations, breaches or defaults, or for any such consents the failure of which to be obtained that, in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect.

        Section 5.4.    Transferred Companies.    Section 5.4 of the Disclosure Schedule lists for each Transferred Company the amount of its authorized capital stock, the amount of its outstanding capital stock and the record owners of such outstanding capital stock. All of the outstanding shares of capital stock of each Transferred Company are duly authorized, validly issued, fully paid, and non-assessable. Except as set forth in Section 5.4 of the Disclosure Schedule, there are outstanding no securities convertible into, exchangeable for or carrying the right to acquire equity securities of a Transferred Company, or subscriptions, warrants, options, rights (including preemptive rights), stock appreciation rights, phantom stock interests, or other arrangements or commitments obligating any Transferred Company to issue or dispose of any of its respective equity securities or any ownership interest therein. The consummation of the transactions contemplated hereby will not cause any Encumbrances to be created or suffered on the capital stock of any Transferred Company, other than Encumbrances created by Parent or any Affiliate of Parent. Except as set forth in Section 5.4 of the Disclosure Schedule, there are no existing agreements, subscriptions, options, warrants, calls, commitments, trusts (voting or otherwise), or rights of any kind whatsoever between ED&F or any Transferred Company on the one hand and any Person on the other hand with respect to the capital stock of any Transferred Company. Other than another Transferred Company as listed in Section 5.4 of the Disclosure Schedule, none of the Transferred Companies owns, directly or indirectly, any stock of or any other equity interest in any other Person.

        Section 5.5.    Financial Statements.

          (a)   ED&F has delivered to Parent the combined balance sheets of the Business as of October 31, 2007 and 2006 and the combined statements of operations and cash flows of the Business for the fiscal years ended October 31, 2007, 2006 and 2005, each as audited and reported on by Ernst & Young LLP (collectively the "Audited Year-End Financial Statements").

          (b)   Section 5.5 of the Disclosure Schedule sets forth (i) the unaudited combined balance sheets of the Business as of July 31, 2008 and 2007, and (ii) the related unaudited combined statements of operations and cash flows of the Business for the nine month periods ended July 31, 2008 and July 31, 2007 (collectively, the "Interim Financials" and, together with the Audited Year-End Financial Statements, the "Financial Information").

          (c)   The Financial Information has been derived from the books and records of the Transferred Companies. The Audited Year-End Financial Statements have been prepared in accordance with GAAP except as otherwise expressly stated therein. Each of the balance sheets in the Audited Year-End Financial Statements fairly presents in all material respects the consolidated financial condition of the Business as of its respective date, and each statement of operations in the Audited Year-End Financial Statements fairly presents in all material respects the results of operations of the Business for the period covered thereby. The Interim Financials have been prepared in accordance with GAAP except for the absence of footnotes and year-end adjustments, each of the balance sheets in the Interim Financials fairly presents in all material respects the consolidated financial condition of the Business as of its respective date, and each statement of operations in the Interim Financials fairly presents in all material respects the results of operations of the Business for the period covered thereby.

          (d)   The statutory books, records and accounts of each Transferred Company organized under the Laws of England and Wales have been maintained in accordance with all applicable Laws in all material respects. The statutory books, records and accounts of each Transferred Company are in the possession (or under the control) of the Transferred Companies.

          (e)   There exist no liabilities or obligations of any Transferred Company that are required by GAAP to be disclosed, reflected or reserved against in the Financial Statements of the Transferred Companies except (i) as disclosed, reflected or reserved against in the 2007 Balance Sheet or as set forth in any section of the Disclosure Schedule, (ii) for items specifically set forth in or which would reasonably be expected to occur or arise out of the matters disclosed on the Disclosure Schedule, (iii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since October 31, 2007 (the "Balance Sheet Date"), (iv) for liabilities and obligations incurred in connection with this Agreement and the transactions contemplated hereby and (v) for liabilities that would not reasonably be expected to have a Business Material Adverse Effect.

        Section 5.6.    Absence of Certain Changes or Events.    Except as set forth in Section 5.6 of the Disclosure Schedule, since the Balance Sheet Date, each of the Transferred Companies has in all material respects conducted the Business in the ordinary course of business consistent with past practice and there has been no Business Material Adverse Effect, nor has any event or circumstance or series of related events or circumstances, occurred that would reasonably be expected to have a Business Material Adverse Effect. Without limiting the foregoing, except as set forth in Section 5.6 of the Disclosure Schedule, since the Balance Sheet Date, there has not occurred any action, event, development, occurrence or failure to act that, if it had occurred after the Original Agreement Date, would have required the consent of Parent pursuant to Section 7.2.

        Section 5.7.    Title to Assets.    Each of the Transferred Companies has good and valid (and in the case of Owned Real Property, good, valid and marketable fee simple) title to, or otherwise has the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the material assets and properties which it uses in connection with the Business (including those reflected on the July 31 Balance Sheet, but excluding any such assets and properties sold, consumed, or otherwise disposed of in the ordinary course of business since July 31, 2008) free and clear of all Encumbrances, except for Permitted Encumbrances, and except as set forth in Section 5.7 of the Disclosure Schedule (collectively, the "Assets"). Except as set forth in Section 5.7 of the Disclosure

Schedule, the assets of the Transferred Companies, together with the rights granted to Parent pursuant to this Agreement and the Ancillary Agreements and any other agreements to be entered into pursuant hereto or thereto, will constitute on the Closing Date substantially all of the assets and rights necessary to conduct the Business in substantially the same manner as the Business is currently conducted. Except as set forth in Section 5.7 of the Disclosure Schedule, the plants, buildings, structures and material equipment included in the Assets which are necessary for the operation of the Business as currently conducted are in all material respects in good operating condition and repair (except for ordinary wear and tear and routine maintenance in the ordinary course of business).

        Section 5.8.    Real Property.

          (a)   Section 5.8(a) of the Disclosure Schedule sets forth a description of all real property owned by a Transferred Company (collectively, the "Owned Real Property"). Except as set forth in Section 5.8(a) of the Disclosure Schedule, a Transferred Company has, or will on the Closing Date have, good and marketable fee title to the Owned Real Property, subject, in all cases, to any Permitted Encumbrances. Except as set forth in Section 5.8(a) of the Disclosure Schedule, to ED&F's Knowledge, (i) there are no leases, subleases or other similar agreements affecting the Owned Real Property and (ii) no Person has any option to purchase the Owned Real Property or any right of first refusal or similar right with respect to the Owned Real Property.

          (b)   Except as set forth in Section 5.8(b) of the Disclosure Schedule, a Transferred Company enjoys, or on the Closing Date will enjoy, peaceful and undisturbed possession of the Owned Real Property sufficient for current use and operations. There are no material eminent domain, condemnation or other similar proceedings pending or, to ED&F's Knowledge, threatened against any Transferred Company or otherwise affecting any portion of the Owned Real Property and neither any ED&F Party nor any Transferred Company has received any notice of the same. To ED&F's Knowledge, ED&F has not received any notice that (i) the current use of the Real Property in the conduct of the Businesses violates any instrument of record or agreement affecting the Owned Real Property or (ii) there is any violation of any covenant, condition, restriction, easement or order of any Governmental Authority having jurisdiction over the Owned Real Property or the use or occupancy thereof, other than notices of such violations that, individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect.

          (c)   Except as set forth in Section 5.8(c) of the Disclosure Schedule, (i) all material Permits with respect to the Owned Real Property and any agreement, easement or other right that is necessary to permit in all material respects the lawful use and operation of the buildings and improvements on any of the Owned Real Property or that is necessary to permit the lawful use and operation of all driveways, waterways, locks, drydocks, impoundments or other navigable channels or components thereof, railroad lines or spurs, roads and other means of egress and ingress to and from any of the Owned Real Property have been obtained and are in full force and effect and (ii) no Transferred Company or ED&F Party has received written notice of, nor, to ED&F's Knowledge, is there, any violation or breach of, or default under, any such Permit, easement, agreement or right or any federal, state or municipal Law affecting any of the Real Property issued by any Governmental Authority which has not been cured or contested in good faith, nor any threatened or pending suit or other proceeding that would challenge or threaten the lawful use and operation of the Real Property or ingress or egress thereto in any manner described in clause (i) of this Section 5.8(c), other than any violation, or breach or default which would, individually or in the aggregate, not reasonably be expected to have a Business Material Adverse Effect.

          (d)   To ED&F's Knowledge, the Owned Real Property is in material compliance with all applicable building, zoning, subdivision, health and safety and other land use and similar applicable Laws affecting the Owned Real Property, and no Transferred Company or ED&F Party has

  received any notice of any material violation by any of them of any such Laws with respect to the Owned Real Property which have not been resolved or for which any material obligation of a Transferred Company remains to be fulfilled, including payments of monetary damages, fines or penalties, or completion of any remedial or corrective measures.

          (e)   No Transferred Company or ED&F Party has received any written notice of any special assessments of any nature with respect to the Owned Real Property and, to the ED&F's Knowledge, there are no threatened special assessments of any nature with respect to the Owned Real Property, other than those assessments, individually or in the aggregate, which would not reasonably be expected to have a Business Material Adverse Effect.

          (f)    Utility service current serving the Owned Real Property is sufficient for current use and operation of the Owned Real Property. No Transferred Company or ED&F Party has received any written notice of any actual or threatened reduction or curtailment of any utility service currently supplied to the Owned Real Property, other than such reduction or curtailment, individually or in the aggregate, which would not reasonably be expected to have a Business Material Adverse Effect.

        Section 5.9.    Leases.

          (a)   Section 5.9(a) of the Disclosure Schedule sets forth a true, correct and complete list of all leases, subleases, licenses or other agreements (the "Leases") for the use and occupancy of real property to which any Transferred Company is a party (the "Leased Real Property"). True, correct and complete copies of all Leases and all amendments, modifications and supplemental agreements thereto, to the extent in the Transferred Companies' possession, have previously been made available by ED&F to Parent. Except as set forth in Section 5.9(a) of the Disclosure Schedule, no Transferred Company is obligated to pay any leasing or brokerage commission relating to any Lease that has not already been paid and, except as set forth in Section 5.9(a) of the Disclosure Schedule and none will have any obligation to pay any leasing or brokerage commission upon the renewal of any Lease. Except as set forth in Section 5.9(a) of the Disclosure Schedule, no material construction, alteration or other leasehold improvement work required by any of the Leases remains to be paid for or to be performed by any Transferred Company.

          (b)   Except as set forth in Section 5.9(b) of the Disclosure Schedule, each of the Transferred Companies enjoys peaceful and undisturbed possession of the Leased Real Property sufficient for current use and operations. No Transferred Company has received written notice of any material eminent domain, condemnation or other similar proceedings pending or threatened against such Transferred Company with respect to, or otherwise affecting any portion of, the Leased Real Property. To ED&F's Knowledge, the current use of the Leased Real Property in the conduct of the Business does not violate any instrument of record or agreement affecting the Leased Real Property to which any Transferred Company is a party and there is no violation of any covenant, condition, restriction, easement or order of any Governmental Authority having jurisdiction over the Leased Real Property or the use or occupancy thereof, except for such violations as would not materially interfere with the continued current use and operations of the property to which they relate or materially adversely affect the value thereof for its current use.

        Section 5.10.    Working Capital Assets.    All of the outstanding accounts and notes receivable of any Transferred Company have arisen in the ordinary course of business in connection with bona-fide business transactions, the amounts of accounts and notes receivable reflected in the Financial Information were recorded in accordance with GAAP consistently applied, and the inventory owned by any of the Transferred Companies that has not been written off has been valued in accordance with GAAP consistently applied.

        Section 5.11.    Intellectual Property.

          (a)   Section 5.11(a) of the Disclosure Schedule lists, as of the Original Agreement Date, all material patents, registered trademarks, registered service marks, registered copyrights, registered domain names and all applications for the same owned by a Transferred Company (collectively, the "Business Registered Intellectual Property"), indicating as to each item as applicable: (i) the current owner; (ii) the jurisdictions in which the item is issued or registered or in which any application for issuance or registration has been filed, (iii) the respective issuance, registration, or application number of the item, and (iv) the dates of application, issuance or registration of the item.

          (b)   Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, (i) each item of the Business Registered Intellectual Property is, to ED&F's Knowledge, subsisting and has not been declared invalid by a Governmental Authority with jurisdiction over such item, (ii) each Transferred Company has taken or will take prior to the Closing Date, or has caused or will cause its Affiliates to take prior to the Closing, steps reasonably necessary to cause all necessary registration, maintenance and renewal fees due for payment no later than the Closing Date in connection with such Business Registered Intellectual Property to be paid in a timely manner, and (iii) all registration, maintenance, and renewal documents due no later than the Closing Date and necessary to maintain such Business Registered Intellectual Property against cancellation have been or will be filed, paid or taken in a timely manner with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be.

          (c)   Section 5.11(c) of the Disclosure Schedule lists, as of the Original Agreement Date, all material written licenses, sublicenses, consents and other agreements:

              (i)  by which a Transferred Company is authorized to use Intellectual Property (other than off-the-shelf computer programs) that is used by a Transferred Company in the Business and that such Transferred Company will continue to have the right to use immediately following the Closing;

             (ii)  by which a Transferred Company is authorized to use Intellectual Property (other than off-the-shelf computer programs) that is used by a Transferred Company in the Business but that such Transferred Company will not have the right to use immediately following the Closing (except to the extent permitted under the Shared Services Agreement); and

            (iii)  by which any Transferred Company authorizes a third party to use any Intellectual Property owned by a Transferred Company.

        Except as set forth in Section 5.11(c) of the Disclosure Schedule, ED&F has delivered or made available to Parent copies of all of the licenses, sublicenses, consents and other agreements described in the preceding clauses (i) and (iii) that are true, correct and complete in all material respects, together with all material amendments thereto.

          (d)   The Transferred Companies have taken commercially reasonable steps to protect the material confidential information and trade secrets of the Business.

          (e)   Except with respect to matters of infringement, violation or misappropriation of Intellectual Property addressed specifically by Section 5.11(f), a Transferred Company owns all right, title and interest in and to, or has a valid and enforceable license, sublicense, or right to use, all of the material Intellectual Property used in the Business, free and clear of all material Encumbrances.

          (f)    Except as set forth in Section 5.11(f) of the Disclosure Schedule, since January 1, 2005, no Transferred Company has received any material written notice, claim, demand or other assertion from any other Person, which written notice, claim, demand or another assertion remains unresolved as of the Original Agreement Date, challenging or questioning the right of a Transferred Company to use any of the Intellectual Property used in connection with the operation and conduct of the Business or challenging the ownership, use, validity or enforceability of the material Intellectual Property used in the Business. Except as set forth in Section 5.11(f) of the Disclosure Schedule, (i) the operation of the Business as currently conducted does not infringe upon, violate or constitute misappropriation of the Intellectual Property of any other Person, and (ii) to ED&F's Knowledge, within the three years immediately preceding the Original Agreement Date, the Intellectual Property owned or licensed by the Transferred Companies or used in the operation of the Business has not been infringed by any other Person in any material respect, except, in each case of (i) or (ii), for such infringement, violation or misappropriation that would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. Except as set forth in Section 5.11(f) of the Disclosure Schedule, no Transferred Company is a party to, and no Intellectual Property owned by a Transferred Company is the subject of, any pending, or to ED&F's Knowledge, threatened material proceedings or actions before any court, governmental entity, tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) which involves a claim of infringement, unauthorized use, or violation of any Intellectual Property of any third party or a challenge by a third party to the ownership, use, validity or enforceability of any such Intellectual Property. Except as set forth in Section 5.11(f) of the Disclosure Schedule, there are no unsatisfied judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court, an administrative agency or by an arbitrator) against any of the Transferred Companies with respect to Intellectual Property owned by or licensed to the Transferred Companies, and none of the Transferred Companies is in breach or violation of any such orders, injunctions, decrees, stipulations or awards (whether rendered by a court, an administrative agency or by an arbitrator).

        Section 5.12.    Contracts.    Section 5.12 of the Disclosure Schedule sets forth a complete and accurate list of all of the following Contracts to which any Transferred Company is a party or by which it is bound:

          (a)   Contracts for the sale of any of the assets of any Transferred Company other than in the ordinary course of business or for the grant to any Person of any preferential rights to purchase any of such assets other than in the ordinary course of business, in each case for consideration in excess of $1,000,000;

          (b)   Contracts for joint ventures, partnerships or sharing of profits or proprietary information;

          (c)   Contracts containing covenants not to compete in any line of business or with any Person in any geographical area;

          (d)   Contracts relating to the acquisition (by merger, purchase of stock or assets or otherwise) of any operating business or material assets or the capital stock of any other Person for consideration in excess of $2,000,000, other than any such acquisitions in the ordinary course of business or reflected in the capital expenditure budget information provided to Parent;

          (e)   outstanding Contracts of Indebtedness or guaranty or surety of material Indebtedness or indemnification of any amount in excess of $500,000, other than in the ordinary course of business;

          (f)    any Contract under which any Transferred Company has advanced or loaned any amount to any of its directors, officers and employees;

          (g)   any material Contracts between any of the Transferred Companies, on the one hand, and ED&F or any Affiliate of ED&F, on the other hand;

          (h)   collective bargaining Contracts;

          (i)    Contracts outside the ordinary course of business for the storage, treatment, disposal, investigation or remediation of Hazardous Substances;

          (j)    Contracts providing for indemnification of any officer or director of a Transferred Company, other than any existing directors' and officers' insurance policy and as provided in organizational documents of any such company, as currently in effect; and

          (k)   other Contracts (other than those listed in clauses (a) through (j) of this Section 5.12 and other than the Employment Contracts) (A) with a term longer than 180 days from the Original Agreement Date that involve payments by any Transferred Company in excess of $1,000,000 per year; or (B) with a term less than one (1) year from the Original Agreement Date that involve payments by any Transferred Company in excess of $1,000,000, that are not terminable without premium or penalty on less than 30 days' notice, in each case, such Contracts that are related primarily to a business included in the Business.

        Except as set forth in Section 5.12 of the Disclosure Schedule, and assuming due authorization, execution and delivery by the other parties thereto, each Contract listed in Section 5.12 of the Disclosure Schedule, each Employment Contract, each Lease listed in Section 5.9(a) of the Disclosure Schedule and each material Contract pertaining to Intellectual Property to which a Transferred Company is a party is valid and is binding on each Transferred Company party thereto and, to ED&F's Knowledge, each other party thereto and is in full force and effect. Except as set forth in Section 5.12 of the Disclosure Schedule, no Transferred Company nor, to ED&F's Knowledge, any other party thereto is in default or breach in any material respect under the terms of, nor has any Transferred Company received any notice of any material default or breach under, any such Contract or Lease, and, to ED&F's Knowledge, no event or circumstance has occurred that, with the passage of time or the giving of notice or both, would constitute a material default thereunder or would permit material modification, acceleration, or termination of any such Contract or the loss of any material benefit thereunder. ED&F has delivered or made available to Parent copies of all of the written Contracts listed in Section 5.12 of the Disclosure Schedule and of all of the written Employment Contracts that are true, correct and complete in all material respects, together with all material amendments thereto.

        Section 5.13.    Litigation.    Except as set forth in Section 5.13 of the Disclosure Schedule, as of the Original Agreement Date, there is no Legal Proceeding pending or, to ED&F's Knowledge, overtly threatened, against a Transferred Company or any of its assets (or, to ED&F's Knowledge, against any of the officers or directors of any Transferred Company related to their business duties, which materially interfere with their business duties, or as to which any Transferred Company has any material indemnification obligations) at law, in equity or otherwise, in, before, or by, any Governmental Authority, other than which would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. Except as set forth in Section 5.13 of the Disclosure Schedule, there are no judgments or outstanding orders, injunctions, decrees, stipulations or awards against a Transferred Company or any of its assets, or with respect to the Business, except as would not reasonably be expected to have a Business Material Adverse Effect.

        Section 5.14.    Compliance with Laws.    The Business is being conducted in accordance with all applicable Laws, except for such violations of Law which, individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect. Except as set forth in Section 5.14 of the Disclosure Schedule, since January 1, 2005, no Transferred Company or ED&F Party with respect to the Business has received any written notice of any violation of Law, except for such violations of Law which, individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect. Except as set forth in Section 5.14 of the Disclosure Schedule, all Permits required to conduct the Business have been obtained and are in full force and effect and are being complied with in all respects, except for such failure to be in full force and effect or to comply which would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

        Section 5.15.    Environmental Matters.

          (a)   Except as set forth in Section 5.15 of the Disclosure Schedule:

              (i)  each of the Transferred Companies is, and for the two years immediately preceding the Original Agreement Date has been, in compliance in all material respects with all Environmental Laws, which compliance includes obtaining, maintaining in good standing, applying for timely renewal of and complying in all material respects with all Permits required by applicable Environmental Laws ("Environmental Permits"). To ED&F's Knowledge, all such Environmental Permits necessary for the current operations of the Business are listed in Section 5.15(a)(i) of the Disclosure Schedule and any Environmental Permits which require transfer, consent or reissuance in order to allow operations of the Business to continue without interruption on or after Closing are so designated under the caption "Permits" in Section 5.3 of the Disclosure Schedule, except where the failure to transfer or to obtain the consent or the reissuance of any such material Environmental Permits would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on operations of the facility for which the Environmental Permit relates. To ED&F's Knowledge, there are no facts or circumstances which would reasonably be expected to adversely affect or prevent the Transferred Companies from distributing, selling, importing, exporting or otherwise placing into commerce any existing or new products in compliance with Environmental Laws applicable to the registration, evaluation or authorization of chemicals and which would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect;

             (ii)  the Transferred Companies have not received any, and to ED&F's Knowledge there are no unresolved written notices of any citation, summons, order, complaint, penalty, claim, investigation, request for information, demand or review by any Governmental Authority or any other Person in connection with the Business (x) with respect to any material violation or alleged violation of or material liability under any applicable Environmental Law, (y) with respect to any alleged failure to have or comply with any material Environmental Permit or (z) with respect to the presence, Release or threatened Release, disposal, transportation, or the making of arrangements for the treatment, storage, disposal or transportation of or exposure to any Hazardous Substance reasonably expected to give rise to any material liability under any Environmental Laws and, to ED&F's Knowledge, no such notice, citation, summons, order, complaint, penalty, claim, investigation or review against or involving such Transferred Companies or the Business has been threatened by any Governmental Authority or other Person;

            (iii)  no Releases of Hazardous Substances by the Transferred Companies or, to ED&F's Knowledge, by any other Person, have occurred at or from any Owned Real Property, Leased Real Property or any property formerly owned operated or leased by the Transferred Companies (while owned, operated or leased by such Transferred Company), in each case that would reasonably be expected to result in any material liability of the Transferred Company and which would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect;

            (iv)  to ED&F's Knowledge, none of the Transferred Companies has expressly assumed or undertaken, or expressly agreed to assume or undertake, responsibility for any known, material liability or obligation (including any obligation for investigation, remediation or other response action) of any other Person directly relating to or arising out of any then-identified actual or alleged (A) violation of Environmental Law, or (B) exposure to or presence or release of any Hazardous Substance;

             (v)  there have been no material environmental reports, investigations, studies, audits, tests, reviews or other written environmental analyses which are in the actual possession of ED&F or the Transferred Companies with respect to any Owned Real Property, Leased Real Property or any property formerly owned, operated or leased by the Transferred Companies which have not been delivered or made available on the electronic database to Parent at least five days prior to the Original Agreement Date; and

            (vi)  to ED&F's Knowledge, no facts, circumstances or conditions exist with respect to any Transferred Company, the Business or any Owned Real Property, Leased Real Property or former real property owned, operated or leased in connection with the Business or a Transferred Company that would reasonably be expected to result in any Transferred Company incurring unbudgeted costs for Environmental Liabilities.

          (b)   The parties acknowledge and agree that the ED&F Parties make no representation or warranty as to environmental matters, Environmental Liabilities, Environmental Laws or Hazardous Substances except as set forth in this Section 5.15, Section 5.3, clauses (a), (b) and (c) of Section 5.5, Section 5.12 and Section 5.13 and notwithstanding anything to the contrary contained in this Agreement, no other section of this Agreement will be deemed to constitute a representation or warranty as to environmental matters, Environmental Liabilities, Environmental Laws or Hazardous Substances.

        Section 5.16.    Employee Benefit Matters.

          (a)   Section 5.16(a) of the Disclosure Schedule sets forth a list of each Plan maintained, contributed to, or required to be contributed to by any of the Transferred Companies or under which any of the Transferred Companies has any liability (all within the United States) (the "ED&F U.S. Plans").

          (b)   As applicable with respect to the ED&F U.S. Plans, ED&F has made available to Parent, true and complete copies of (i) each ED&F U.S. Plan, including all amendments thereto, (ii) the current summary plan description and each summary of material modifications thereto, (iii) the most recent Internal Revenue Service determination letter and (iv) all records, notices and filings made, or received, by Westway Terminal or Westway Feed or any ERISA Affiliate during the last three years concerning IRS or DOL audits or investigations, "prohibited transactions" within the meaning of Section 406 of ERISA or Section 4975 of the Code and "reportable events" within the meaning of Section 4043 of ERISA.

          (c)   Each ED&F U.S. Plan has been maintained, operated and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code. Except as set forth in Section 5.16(c) of the Disclosure Schedule, each ED&F U.S. Plan, which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA, and which is intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter from the IRS to the effect that such plan is qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code and each such ED&F U.S. Plan is so qualified and exempt from federal income taxes.

          (d)   Each of the Transferred Companies and each ERISA Affiliate has complied in all material respects with the notice and continuation coverage requirements of Section 4980B of the Code and the regulations thereunder with respect to each ED&F U.S. Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code, except to the extent it would not reasonably be expected to have a Business Material Adverse Effect. Each ED&F U.S. Plan is in compliance in all material respects with the applicable provisions of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the regulations issued thereunder.

          (e)   All payments under the ED&F U.S. Plans, except those to be made from a trust qualified under Section 401(a) of the Code, for any period ending before the Closing Date that are not yet, but will be, required to be made are properly accrued and reflected in the Financial Information.

          (f)    Neither the ED&F U.S. Plans, any trusts created thereunder, any Transferred Company, any ERISA Affiliate, nor any employee of the foregoing, nor, to ED&F's Knowledge, any trustee, administrator or other fiduciary thereof, has engaged in a "prohibited transaction" (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) or any other activity that could subject any thereof to any material tax or material penalty (including the taxes or penalties on prohibited transactions imposed by Code Section 4975) or any material sanctions imposed under Title I of ERISA.

          (g)   No ED&F U.S. Plan or any Plan of any ERISA Affiliate, other than any Multiemployer Plan, which in either case is to be acquired by Parent pursuant to this Agreement, is now or at any time has been subject to Part 3, Subtitle B of Title I of ERISA or Title IV of ERISA. No asset of the Transferred Companies, and no asset of any ERISA Affiliate which is to be acquired by Parent or any of its Subsidiaries pursuant to this Agreement, is subject to any lien under Code Section 401(a)(29), ERISA Section 302(F), Code Section 412(n) or ERISA Section 4068 or arising out of any action filed under ERISA Section 4301(b).

          (h)   Except as set forth in Section 5.16(h) of the Disclosure Schedule, at no time within the past six years has any of the Transferred Companies or any ERISA Affiliate thereof been required to contribute to, or incurred any withdrawal liability, within the meaning of Section 4201 of ERISA to any Multiemployer Plan, nor do any of the Transferred Companies or any of their ERISA Affiliates have any potential withdrawal liability arising from a transaction described in Section 4204 of ERISA.

          (i)    Except as set forth in Section 5.16(i) of the Disclosure Schedule, no ED&F U.S. Plan, provides benefits, including death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by law or (ii) death or retirement benefits under a plan qualified under Section 401(a) of the Code.

          (j)    Except as set forth in Section 5.16(j) of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (either alone or in conjunction with another event, such as termination of employment or other services) cause the acceleration of the time of payment or vesting of any award or entitlement under any ED&F U.S. Plan maintained by the any of the Transferred Companies, or entitle any employee or other individual to receive severance or other benefits compensation from any of the Transferred Companies (i) which would not otherwise be payable absent the consummation of the transactions contemplated by this Agreement or (ii) which will or could properly be characterized as an "excess parachute payment" under Section 280G of the Code.

          (k)   There are no pending audits or investigations by any governmental agency involving any ED&F U.S. Plan and no threatened or pending material claims (except for individual claims for benefits payable in the normal operation of the ED&F U.S. Plan), suits or proceedings involving any ED&F U.S. Plan or asserting any rights or claims to benefits under any ED&F U.S. Plan, nor, to ED&F's Knowledge, are there any facts which could reasonably give rise to any material liability in the event of any such audit, investigation, claim, suit or proceeding.

          (l)    To the extent that any ED&F U.S. Plan constitutes a "non-qualified deferred compensation plan" within the meaning of Section 409A of the Code, such ED&F U.S. Plan has been operated in good faith compliance with Section 409A of the Code.

          (m)  The only Plans presently maintained by, or contributed to by any of the Transferred Companies for the benefit of any employee of any of the Transferred Companies or with respect to which the Transferred Companies have any liability, including any such Plan required to be maintained or contributed to by the law of the relevant jurisdiction, which would be described in clause (a) of this Section 5.16, but for the fact that such Plans are maintained outside the jurisdiction of the United States (but excluding plans maintained by a Governmental Authority), are listed in Section 5.16(m) of the Disclosure Schedule (the "ED&F Non-U.S. Plans"). With respect to each ED&F Non-U.S. Plan, (i) such plan complies in all material respects with applicable local Law, (ii) all employer and employee contributions required by Law or by the terms of such ED&F Non-U.S. Plan have been made or, if applicable, accrued in all material respects in accordance with applicable accounting practices, (iii) the fair market value of the assets of each funded ED&F Non-U.S. Plan, the liability of each insurer for any ED&F Non-U.S. Plan funded through insurance or the book reserve established for any ED&F Non-U.S. Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Original Agreement Date, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used and consistent with applicable Law to determine employer contributions to such ED&F Non-U.S. Plan and (iv) as of the Original Agreement Date, there are no pending or, to ED&F's Knowledge, threatened, material Legal Proceedings relating to any ED&F Non-U.S. Plans.

        Section 5.17.    Taxes.    Except as set forth in Section 5.17 of the Disclosure Schedule:

          (a)   All income, franchise and all other material Tax Returns required to be filed by or with respect to any Transferred Company (which term shall include, for purposes of Section 5.17(a), (b) or (d), any Intellectual Property, any property transferred or to be transferred to Denmark Newco or any other property transferred to any Transferred Company in connection with the consummation of the transactions contemplated in this Agreement) have been filed in a timely manner (within any applicable extension periods). All such Tax Returns were true, correct and complete in all material respects when filed.

          (b)   All material Taxes due and payable by, for or with respect to the Transferred Companies (whether or not shown as due and payable on a particular Tax Return) have been duly and timely paid or caused to be paid in full. The Transferred Companies have complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and have duly and timely withheld and paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over for all periods not closed by the applicable statute of limitations under all applicable Laws. No deficiency for any material amount of Taxes has been assessed with respect to any of the Transferred Companies that has not been abated or paid in full or contested in good faith and adequately provided for in the Financial Information. There are no liens, other than Permitted Encumbrances, on any of the assets of any Transferred Company that arose in connection with any failure (or alleged failure) to pay any Tax.

          (c)   None of the Transferred Companies (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Westway Terminal or Westway Feed), (ii) has any liability for the Taxes of any Person (other than any other Transferred Company) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or (iii) is a party to any agreement or arrangement with any person or entity pursuant to which such Transferred Company would have an obligation with respect to Taxes of another person or entity following the Closing.

          (d)   None of the Transferred Companies has: (i) as of the Original Agreement Date been notified in writing that any of its Tax Returns are currently under audit by any taxing authority or that such a taxing authority intends to conduct such an audit and no action, suit, investigation, claim or assessment is pending or, to ED&F's Knowledge, proposed with respect to any Taxes; (ii) made any agreement for the extension of time or the waiver of the statute of limitations for the assessment, collection or payment of any Taxes; or (iii) executed any power of attorney with respect to any Tax matter that is currently in force. No claim has been made in writing by a taxing authority in a jurisdiction where any of the Transferred Companies does not file a particular Tax Return such that it is or may be subject to taxation by that jurisdiction.

          (e)   None of the Transferred Companies nor any other Person on behalf of the Transferred Companies has: (i) agreed to or are required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method and, to ED&F's Knowledge, no taxing authority has proposed any such adjustment or change in accounting method, or have any application pending with any taxing authority requesting permission for any changes in accounting methods; (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign Law that would have continuing effect after the Closing; or (iii) been the subject of a Tax ruling that would have continuing effect after the Closing.

          (f)    None of the Transferred Companies is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Section 280G of the Code (or any similar provision of state, local or foreign Tax law). None of the Transferred Companies has engaged in any reportable transaction as defined in Treasury Regulation Section 1.6011-4(b).

          (g)   None of the Transferred Companies has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the Original Agreement Date or (B) in a distribution which could otherwise constitute a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

          (h)   Each of the Transferred Companies, other than Westway Terminal, Westway Feed and ED&F Man Liquid Products Inc., is an "eligible entity" within the meaning of Treasury Regulation Section 301.7701-3(a), and is eligible to make an election under Treasury Regulation Section 301.7701-3(c)(1)(i).

          (i)    None of the assets of the Transferred Companies other than Westway Terminal, Westway Feed and Sunnyside Feed LLC is a "United States real property interest" within the meaning of Section 897(c) of the Code.

        Section 5.18.    Consents and Approvals.    The execution, delivery and performance of this Agreement and the Ancillary Agreements by the ED&F Parties that are party thereto, or the validity and effectiveness immediately following the Closing of any material Permit of any Transferred Company, do not and will not require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority at or prior to the Closing, except (a) as set forth in Section 5.18 of the Disclosure Schedule, (b) for the notification requirements of the HSR Act, (c) for filings, consents and approvals or clearances (including those required under any non-United States antitrust or investment laws) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not (i) prevent or materially delay the consummation by the ED&F Parties of the transactions contemplated by this Agreement and the Ancillary Agreements or (ii) reasonably be expected to have a Business Material Adverse Effect, and (d) as may be necessary as a result of facts or circumstances relating solely to Parent and the Merger Subs.

        Section 5.19.    Employee Relations.

          (a)   Except as set forth in Section 5.19(a) of the Disclosure Schedule, no Transferred Company is: (i) a party to or otherwise bound by any collective bargaining or other type of union agreement; (ii) a party to, involved in, or to ED&F's Knowledge, threatened by, any labor dispute or unfair labor practice charge; or (iii) currently negotiating any collective bargaining agreement to which any such Transferred Company is a party, and no Transferred Company has experienced any work stoppage during the last three years.

          (b)   Each of the Transferred Companies has been and is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, unemployment insurance, worker's compensation, equal employment opportunity, age, race, sex and disability discrimination, immigration control, and the payment and withholding of Taxes, and has not been and is not engaged in any unfair labor practice. Except as set forth in Section 5.19(b) of the Disclosure Schedule and except for claims which, individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect, there are no outstanding claims against any of the Transferred Companies (whether under regulation, contract, policy or otherwise) asserted by or on behalf of any present or former employee or job applicant of a Transferred Company on account of or for (i) overtime pay, other than overtime pay for work done in the current payroll period, (ii) wages or salary for a period other than the current payroll period, (iii) any amount of vacation pay or pay in lieu of vacation time off, other than vacation time off or pay in lieu thereof earned in or in respect of the current fiscal year, (iv) any amount of severance pay or similar benefits, (v) unemployment insurance benefits, (vi) workers' compensation or disability benefits, (vii) any violation of any statute, ordinance, order, rule or regulation relating to employment terminations or layoffs, (viii) any violation of any statute, ordinance, order, rule or regulation relating to employee "whistleblower" or "right-to-know" rights and protections, (ix) any violation of any statute, ordinance, order, rule or regulations relating to the employment obligations of federal contractors or subcontractors or (x) any violation of any regulation relating to minimum wages or maximum hours of work, and no Transferred Company is aware of any such claims which have not been asserted. No person (including any governmental body) has asserted or threatened any claims against any Transferred Company under or arising out of any regulation relating to discrimination or occupational safety in employment or employment practices, which claims would reasonably be expected to have a Business Material Adverse Effect.

          (c)   Except as would not reasonably be expected to have a Business Material Adverse Effect, each Transferred Company has properly classified for all purposes (including for all Tax purposes and for purposes of determining eligibility to participate in any Plan) all employees, leased employees, consultants and independent contractors (including nurses and recruiters), and has withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by such persons to each Transferred Company.

        Section 5.20.    Transactions with Related Parties.    As of the Original Agreement Date:

          (a)   except for agreements related to employment with ED&F or any of its Affiliates, and except as set forth in Section 5.20(a) of the Disclosure Schedule, there are no transactions, agreements, arrangements or understandings between the Transferred Companies, on the one hand, and any director, officer or stockholder (or Affiliate thereof) of ED&F or any of its Subsidiaries, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (if the Securities Act were applicable to the ED&F or such Subsidiaries); and

          (b)   except as set forth in Section 5.20(b) of the Disclosure Schedule, there are no transactions, agreements, arrangements or understandings between ED&F or any of its Subsidiaries (other than the Transferred Companies), on the one hand, and the Transferred Companies, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (if the Securities Act were applicable to the Transferred Companies).

        Section 5.21.    Insurance.    Section 5.21 of the Disclosure Schedule contains a complete and correct list of all material policies and contracts for insurance (including coverage amounts and expiration dates) of which any Transferred Company is the owner, insured or beneficiary, or solely covering any of the assets of the Transferred Companies ("Material Insurance Policies") other than the Material Insurance Policies copies of which have been made available or provided to Parent. Except as set forth in Section 5.21 of the Disclosure Schedule: (a) there are no outstanding material claims as of the Original Agreement Date under the Material Insurance Policies that relate to any Transferred Company; (b) there are no premiums or material claims due under the Material Insurance Policies which remain unpaid and no such policy is subject to any retroactive, retrospective or other similar type of premium adjustment; and (c) in the past two years, no notice of cancellation or non-renewal with respect to, or disallowance (other than reservation of rights by the insurer) of any material claim under, any Material Insurance Policies has been received.

        Section 5.22.    Brokers.    Other than Lazard Frères & Co. (whose fees will be paid by ED&F), no ED&F Party or Transferred Company has retained any broker, finder or investment banking firm to act on their behalf which is entitled to any fee or commission from Parent or any of its Affiliates (including, after the Closing, the Transferred Companies) upon consummation of the transactions contemplated by this Agreement.

        Section 5.23.    Employment Contracts; Compensation Arrangements; Officers and Directors.    ED&F has provided to Parent a true, correct and complete copy of a schedule setting forth as of the Original Agreement Date (a) all Contracts to which any Transferred Company is a party or by which it is bound providing for the employment of any individual on a full-time, part-time or consulting or other basis providing annual compensation in excess of $200,000 and any such Contracts providing for severance, retention, change in control, transaction bonus or other similar payments to such individuals (the "Employment Contracts"), and (b) the names, titles and current annual salary, including any bonus, if applicable, of all present directors, officers, employees, consultants and agents of any Transferred Company (or any employee of any ED&F Party or Affiliate thereof, to the extent such employment relates primarily to the Business), whose rate of annual compensation, including any promised, expected or customary bonus, equals or exceeds $200,000, together with a statement of the full amount of all remuneration paid by such ED&F Party, Affiliate or Transferred Company to each such Person during the twelve (12)-month period ending October 31, 2007. Section 5.23 of the Disclosure Schedule sets forth, as of the Original Agreement Date, the names and titles of each trustee, fiduciary or plan administrator of each ED&F U.S. Plan of any Transferred Company that will remain a Plan of a Transferred Company immediately following the Closing Date.

        Section 5.24.    Suppliers; Customers.

          (a)   ED&F has provided to Parent a true, correct and complete list setting forth the names and addresses of the ten largest suppliers to each of the Bulk Liquid Storage Business and the Feed Distribution Business of raw materials, supplies or other products or services (based on expenditures) during the twelve-month period ended August 31, 2008 and the dollar amount of purchases by the Transferred Companies with respect to each such supplier during such period. During the twelve-month period ending on the Original Agreement Date, no Transferred Company has received any written notice from any such supplier that such supplier has terminated or cancelled, or will terminate or cancel, its business relationship with any Transferred Company or will reduce by more than 50% the dollar amount of sales to such Transferred Company or increase by more than 50% the price charged by such supplier. To ED&F's Knowledge, no such supplier has filed for or is threatened with bankruptcy, insolvency or dissolution or any similar proceedings.

          (b)   ED&F has provided to Parent a true, correct and complete list setting forth (i) the names and addresses of (x) the ten largest customers that ordered goods or services from the Transferred Companies in connection with the Bulk Liquid Storage Business and (y) the five largest customers that ordered goods or services from the Transferred Companies in connection with the Feed Distribution Business, in each case individually or in the aggregate (based on revenue), during the twelve-month period ended August 31, 2008 and (ii) the dollar amount sold by the Transferred

  Companies to such customers during such period. During the twelve-month period ending on the Original Agreement Date, no Transferred Company has received any written notice from any such customer that any such customer has terminated or cancelled, or will terminate or cancel, its business relationship with any Transferred Company or will reduce the annual volume of products or services purchased from such Transferred Company by more than 50%. To ED&F's Knowledge, no such customer has filed for or is threatened with bankruptcy, insolvency or dissolution or any similar proceedings.

        Section 5.25.    Investment Status.    Each of ED&F and Holdings on its own behalf and on behalf of any Affiliate thereof (each a "Stock Acquiror") receiving any of the Common Stock Merger Consideration or the Series A Merger Consideration (the "Parent Equity Interests") hereby represents and warrants as follows:

          (a)   It is acquiring a beneficial interest in Parent Equity Interests for its own account, for investment only and not with a view to, or any present intention of, effecting a distribution of such securities or any part thereof. Such Stock Acquiror acknowledges that the Parent Equity Interests to be received in connection with the Mergers have not been registered under the Securities Act or the securities Laws of any state or other jurisdiction and cannot be disposed of unless they are subsequently registered under the Securities Act and any applicable state Laws or an exemption from such registration is available.

          (b)   Each of the Stock Acquirors (i) has knowledge and experience in financial and business matters such that such Stock Acquiror is capable of evaluating the merits and risks of the purchase of the Parent Equity Interests as contemplated by this Agreement, (ii) understands and has taken cognizance of all risk factors related to the purchase of the Parent Equity Interests, (iii) has been represented by counsel and/or advisors in connection with the execution and delivery of this Agreement, and (iv) is able to bear the economic risk of the investment in the Parent Equity Interests.

          (c)   Each Stock Acquiror is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act.

          (d)   Such Stock Acquiror is not acquiring the Parent Equity Interests as a result of or subsequent to any advertisement, article, notice or other communication published in any newspapers, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to such Stock Acquiror in connection with investments in securities generally.

        Section 5.26.    Regulatory Compliance.    No Transferred Company that is organized under U.S. Law or that is operating in the United States has made voluntary disclosures under any FCPA Laws, or received written notice of any enforcement actions or threats of enforcement actions against it under any FCPA Laws, and, as of the Original Agreement Date, no Governmental Authority has notified any Transferred Company in writing of any actual or alleged violation or breach by it. No Transferred Company is undergoing any internal audit, review, inspection, investigation, survey or examination of records (including any internal audit, review, inspection, investigation, survey or examination of records conducted by independent counsel) specifically relating to, and initiated in order to audit, review, inspect, investigate, survey or examine, such Transferred Company's compliance with any FCPA Law. The Transferred Companies are not party to any Legal Proceedings involving alleged false statements, false claims or other improprieties relating to any Transferred Company's compliance with applicable FCPA Laws.

        Section 5.27.    Power of Attorney.    Except as set forth in Section 5.27 of the Disclosure Schedule, no Person holds a power of attorney to act on behalf of any Transferred Company.

        Section 5.28.    Proxy Statement.    The information relating to the ED&F Parties and the Transferred Companies furnished in writing by the ED&F Parties for inclusion in the Proxy Statement will not, as of the date of mailing of the Proxy Statement to the holders of Parent Common Stock or at the time of the Parent Stockholders' Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading.

        Section 5.29.    No Other Representations or Warranties.    EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND ANY ANCILLARY AGREEMENT (AS MODIFIED BY THE SCHEDULES HERETO AND THERETO), NO ED&F PARTY MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, WITH RESPECT TO THE ED&F PARTIES, THE TRANSFERRED COMPANIES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, AND THE ED&F PARTIES DISCLAIM ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY ANY ED&F PARTY OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND ANY ANCILLARY AGREEMENT (AS MODIFIED BY THE SCHEDULES HERETO AND THERETO), THE ED&F PARTIES HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT OR INFORMATION MADE, COMMUNICATED OR FURNISHED (ORALLY OR IN WRITING) TO PARENT, EITHER MERGER SUB OR THEIR AFFILIATES OR REPRESENTATIVES (INCLUDING, ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO THE PARENT OR EITHER MERGER SUB BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF ED&F OR ANY OF ITS AFFILIATES). THE ED&F PARTIES MAKE NO REPRESENTATIONS OR WARRANTIES TO PARENT OR EITHER MERGER SUB REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS OR THE TRANSFERRED COMPANIES.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS

        Parent and the Merger Subs jointly and severally represent and warrant to the ED&F Parties as of the Original Agreement Date and as of the Closing Date as follows:

        Section 6.1.    Organization.    Parent is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to carry on its business as it is now being conducted, and to execute, deliver, and perform this Agreement and the Ancillary Agreements to which it is a party, and to consummate the transactions contemplated hereby and thereby. Each of the Merger Subs is a limited liability company wholly owned by Parent that is duly organized, validly existing, and in good standing under the laws of the State of Delaware, and has all requisite limited liability company power and authority to carry on its business as it is now being conducted, and to execute, deliver, and perform this Agreement and the Ancillary Agreements to which it is a party, and to consummate the transactions contemplated hereby and thereby.

        Section 6.2.    Authorization.    The execution, delivery and performance by Parent and each of the Merger Subs of this Agreement, and each Ancillary Agreement to which Parent or a Merger Sub is a party, and the consummation by Parent and each of the Merger Subs of the transactions contemplated hereby have been duly authorized by all necessary corporate or limited liability company action on the part of Parent and each of the Merger Subs. This Agreement has been, and each Ancillary Agreement to which Parent or a Merger Sub is a party will be, duly and validly executed and delivered by Parent or such Merger Sub and, assuming due authorization, execution and delivery by the other parties hereto and thereto, constitute, or will constitute, the valid and binding obligation of Parent or such Merger Sub, enforceable against Parent or such Merger Sub in accordance with their respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws relating to or affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

        Section 6.3.    No Conflict.    Except as set forth in Section 6.3 of the Disclosure Schedule, the execution, delivery, and performance by Parent and each of the Merger Subs of this Agreement, and any Ancillary Agreement to which Parent or a Merger Sub is a party, and the consummation by Parent and each of the Merger Subs of the transactions contemplated hereby and thereby do not and will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of Law to which Parent or either Merger Sub is subject, (ii) violate any provision of the charter, the regulations or other organizational documents of Parent or either Merger Sub or (iii) violate or result in a breach of or constitute a default (or an event which would, with the passage of time or the giving of notice, or both, constitute a default) under, require the consent of any third party under or result in or permit the termination or amendment of any provision of, or result in or permit the acceleration of the maturity or cancellation of performance of any obligation under, or result in the creation or imposition of any Encumbrance of any nature whatsoever upon any assets or property of Parent or either Merger Sub or give to others any rights therein under any Contract to which Parent or either Merger Sub is a party or by which it may be bound or affected; except, in the case of clauses (i) and (iii), for violations that, in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

        Section 6.4.    Consents.    Except as set forth in Section 6.4 of the Disclosure Schedule, no consent, approval, or authorization of, or exemption by, or filing with, any Governmental Authority is required to be obtained or made by Parent or either Merger Sub in connection with the execution, delivery and performance by Parent and the Merger Subs of this Agreement or any Ancillary Agreement to which Parent or a Merger Sub is a party or the taking by Parent or a Merger Sub of any other action contemplated hereby or thereby.

        Section 6.5.    Brokers.    Other than Oppenheimer & Co., Inc. (whose fees will be paid by Parent), neither Parent nor either Merger Sub has retained any broker, finder or investment banking firm to act on their behalf which is entitled to any fee or commission from ED&F or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

        Section 6.6.    SEC Filings.

          (a)   Parent has filed and furnished in a timely manner all filings, reports, schedules, forms, prospectuses and registration, proxy and other statements, in each case, required to be filed or furnished by it with or to the SEC (collectively, and in each case including all schedules thereto and documents incorporated by reference therein, the "Parent SEC Documents"). As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of the respective dates of the last amendment filed with the SEC (in the case of all other Parent SEC Documents), the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, each as in effect on the applicable date referred to above, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b)   Each set of financial statements (including, in each case, any related notes thereto) contained in Parent SEC Documents, including each Parent SEC Document filed after the Original Agreement Date until the Closing, complied or will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes) and each fairly presents or will fairly present in all material respects the financial position of Parent at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were, are or will be subject to normal adjustments which were not or are not expected to have a Parent Material Adverse Effect.

          (c)   Neither Parent nor a Merger Sub nor any of their respective directors or officers is the subject of any investigation, inquiry or proceeding before the SEC or any state securities commission or administrative agency.

          (d)   Parent and the Merger Subs maintain a system of internal accounting controls sufficient, with respect to the operations of Parent and the Merger Subs as of the Original Agreement Date, to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

        Section 6.7.    Capitalization.

          (a)   As of the Original Agreement Date, the authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, par value $0.0001 per share (the "Parent Preferred Stock"), of which 28,750,000 shares of Parent Common Stock, no shares of Parent Preferred Stock, and 45,214,286 Warrants to purchase Parent Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable. Immediately following the Closing, the authorized capital stock of Parent shall consist of 235,000,000 shares of Parent Common Stock, of which 175,000,000 shares are designated Class A Common Stock and 60,000,000 shares are designated as Class B Common Stock and 40,000,000 shares of preferred stock, par value $0.0001 per share, of which 30,000,000 shares are designated as Series A Preferred Stock.

          (b)   Parent owns all of the issued and outstanding membership interests in each of the Merger Subs. Except as described in the Parent SEC Documents, there are no outstanding securities convertible into, exchangeable for or carrying the right to acquire equity securities of Parent or a Merger Sub, or subscriptions, warrants, options, rights (including preemptive rights), stock appreciation rights, phantom stock interests, or other arrangements or commitments obligating either Parent or a Merger Sub to issue or dispose of any of its respective equity securities or any ownership interest therein. The consummation of the transactions contemplated hereby will not cause any Encumbrances to be created or suffered on the capital stock of either Parent or a Merger Sub, other than Encumbrances created by an ED&F Party. There are no existing agreements, subscriptions, options, warrants, calls, commitments, trusts (voting or otherwise), or rights of any kind whatsoever between Parent or a Merger Sub on the one hand and any Person on the other hand with respect to the capital stock of any Subsidiary of Parent or a Merger Sub. Other than as listed in Section 6.7(b) of the Disclosure Schedule, neither Parent nor a Merger Sub owns, directly or indirectly, any stock of or any other equity interest in any other Person. All shares of Parent Common Stock and Parent Preferred Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

          (c)   The shares of Parent Common Stock and the shares of Parent Series A Preferred Stock to be issued to Holdings pursuant to this Agreement will, upon issuance, be duly authorized, validly issued, fully paid and non-assessable.

          (d)   Except for rights of holders of Parent Common Stock to convert their shares of Parent Common Stock into cash held in the Trust Account (all of which rights will expire upon the consummation of the Closing), there are no outstanding contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of or other equity interests in Parent and/or any of its Subsidiaries.

        Section 6.8.    Liabilities and Obligations.    There exist no liabilities or obligations of Parent or a Merger Sub that are required by GAAP to be disclosed, reflected or reserved against in the financial statements of Parent included in the Parent SEC Documents except (i) liabilities provided for or otherwise disclosed in Parent SEC Documents filed prior to the Original Agreement Date, (ii) for items specifically set forth in or which would reasonably be expected to occur or arise out of the matters disclosed in the Disclosure Schedule, (iii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2007, (iv) for liabilities and obligations incurred in connection with this Agreement and the transactions contemplated hereby and (v) for liabilities that would not reasonably be expected to have a Parent Material Adverse Effect. Each of the Merger Subs has no assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have at Closing no obligations or liabilities of any nature whatsoever except such obligations and liabilities as are imposed under this Agreement and the Ancillary Agreements.

        Section 6.9.    Absence of Certain Changes or Events.    Except as set forth in the Parent SEC Documents, since December 31, 2007, Parent and the Merger Subs have conducted business only in the ordinary course of business consistent with past practice and there has been no Parent Material Adverse Effect, nor has any event or circumstance occurred that would reasonably be expected to have a Parent Material Adverse Effect. Without limiting the foregoing, since December 31, 2007, there has not occurred any action, event, development, occurrence or failure to act that, if it had occurred after the Original Agreement Date, would have required the consent of ED&F pursuant to Section 7.2.

        Section 6.10.    Litigation.    Except as set forth in the Parent SEC Documents, as of the Original Agreement Date, there is no Legal Proceeding pending or, to Parent's Knowledge, overtly threatened, against Parent or a Merger Sub or any of their Affiliates at law, in equity or otherwise, in, before, or by, any Governmental Authority, other than which would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. There are no judgments or outstanding orders, injunctions, decrees, stipulations or awards against Parent or a Merger Sub except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

        Section 6.11.    Compliance with Laws.    Except as set forth in the Parent SEC Documents, the business of Parent and the Merger Subs is being conducted in accordance with all applicable Laws, except for such violations of Law which, individually or in the aggregate, would not have, or reasonably be expected to have, a Parent Material Adverse Effect. Since the date of formation of Parent, neither Parent nor a Merger Sub has received any written notice of any violation of Law, except for such violations of Law which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. All Governmental Actions/Filings required by Parent and the Merger Subs have been obtained and are in full force and effect and are being complied with in all respects except for such which would not reasonably be expected to have a Parent Material Adverse Effect.

        Section 6.12.    Employee Benefit Plans.    Parent, the Merger Subs and their ERISA Affiliates do not maintain, sponsor or contribute to, and have no liability under or with respect to, any Plan and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with another event, such as termination of employment or other services) (i) result in any payment or benefit becoming due to any current or former stockholder, director, agent, consultant or employee of Parent or a Merger Sub or (ii) result in the acceleration of the time of payment or vesting of any such payments or benefits.

        Section 6.13.    Employee Relations.

          (a)   Neither Parent nor either Merger Sub is (i) a party to or otherwise bound by any collective bargaining or other type of union agreement, (ii) a party to, involved in, or to Parent's Knowledge, threatened by, any labor dispute or unfair labor practice charge, or (iii) currently negotiating any collective bargaining agreement to which Parent or a Merger Sub is a party, and neither Parent nor either Merger Sub has experienced any work stoppage during the last three years.

          (b)   Parent and both Merger Subs have been and are in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, unemployment insurance, worker's compensation, equal employment opportunity, age, race, sex and disability discrimination, immigration control, and the payment and withholding of Taxes, and have not been and are not engaged in any unfair labor practice. Except for claims which, individually or in the aggregate, would not have, or reasonably be expected to have, a Parent Material Adverse Effect, there are no outstanding claims against Parent or a Merger Sub (whether under regulation, contract, policy or otherwise) asserted by or on behalf of any present or former employee or job applicant of Parent or a Merger Sub on account of or for (i) overtime pay, other than overtime pay for work done in the current payroll period, (ii) wages or salary for a period other than the current payroll period, (iii) any amount of vacation pay or pay in lieu of vacation time off, other than vacation time off or pay in lieu thereof earned in or in respect of the current fiscal year, (iv) any amount of severance pay or similar benefits, (v) unemployment insurance benefits, (vi) workers' compensation or disability benefits, (vii) any violation of any statute, ordinance, order, rule or regulation relating to employment terminations or layoffs, (viii) any violation of any statute, ordinance, order, rule or regulation relating to employee "whistleblower" or "right-to-know" rights and protections, (ix) any violation of any statute, ordinance, order, rule or regulations relating to the employment obligations of federal contractors or subcontractors or (x) any violation of any regulation relating to minimum wages or maximum hours of work, and neither Parent nor a Merger Sub is aware of any such claims which have not been asserted. No person (including any governmental body) has asserted or threatened any claims against Parent or a Merger Sub under or arising out of any regulation relating to discrimination or occupational safety in employment or employment practices, which claims would reasonably be expected to have a Parent Material Adverse Effect.

          (c)   Except as would not have, or reasonably be expected to have, a Parent Material Adverse Effect, Parent and the Merger Subs have properly classified for all purposes (including for all Tax purposes and for purposes of determining eligibility to participate in any Plan) all employees, leased employees, consultants and independent contractors (including nurses and recruiters), and has withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by such persons to Parent and the Merger Subs.

        Section 6.14.    Restrictions on Business Activities.    Since their organization, neither Parent nor either Merger Sub has conducted any business activities other than activities directed toward the accomplishment of a business combination. There is no agreement, commitment, judgment, injunction, order or decree binding upon Parent or either Merger Sub or to which Parent or either Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or either Merger Sub, any acquisition of property by Parent or either Merger Sub or the conduct of business by Parent or either Merger Sub as currently conducted other than such effects, individually or in the aggregate, which would not reasonably be expected to have a Parent Material Adverse Effect.

        Section 6.15.    Title to Property.    Neither Parent nor a Merger Sub owns or leases any real property or personal property. There are no options or other contracts under which Parent or a Merger Sub has a right or obligation to acquire or lease any interest in real property or personal property.

        Section 6.16.    Agreements, Contracts and Commitments.

          (a)   Except as set forth in the Parent SEC Documents filed prior to the Original Agreement Date, and with respect to confidentiality and nondisclosure agreements, there are no Contracts, to which Parent or either Merger Sub is a party or by or to which any of the properties or assets of Parent or either Merger Sub may be bound, subject or affected, which either (a) create or impose a liability greater than $100,000 or (b) may not be cancelled by Parent or either Merger Sub on 30 days' or less prior notice ("Parent Contracts"). All Parent Contracts are listed in Section 6.16 of the Disclosure Schedule other than those that are exhibits to the Parent SEC Documents.

          (b)   Except as set forth in the Parent SEC Documents filed prior to the Original Agreement Date, each Parent Contract was entered into at arms' length and in the ordinary course of business. True, correct and complete copies of all Parent Contracts (or written summaries in the case of oral Parent Contracts) have been heretofore delivered to ED&F.

          (c)   Assuming due authorization, execution and delivery by the other parties thereto, each Contract listed in Section 6.16 of the Disclosure Schedule is valid and is binding on Parent or Merger Sub, as applicable, and, to Parent's Knowledge, each other party thereto and is in full force and effect. Except as set forth in Section 6.16 of the Disclosure Schedule, neither Parent nor either Merger Sub nor, to Parent's Knowledge, any other party thereto is in default or breach in any material respect under the terms of, nor has either Parent or either Merger Sub received any notice of any material default or breach under, any such Contract, and, to Parent's Knowledge, no event or circumstance has occurred that, with the passage of time or the giving of notice or both, would constitute a material default thereunder or would permit material modification, acceleration, or termination of any such Contract or the loss of any material benefit thereunder. Parent has delivered or made available to ED&F copies of all of the Contracts listed in Section 6.16 of the Disclosure Schedule that are true, correct and complete in all material respects, together with all material amendments thereto.

        Section 6.17.    Insurance.    Neither Parent nor either Merger Sub maintains any insurance policy other than a directors' and officers' liability insurance policy. Except as set forth in Section 6.17 of the Disclosure Schedule: (a) there are no outstanding claims as of the Original Agreement Date under such policy that relate to Parent or any Merger Sub; (b) there are no premiums or material claims due under such policy which remain unpaid and such policy is not subject to any retroactive, retrospective or other similar type of premium adjustment; and (c) in the past two years, no notice of cancellation or non-renewal with respect to, or disallowance (other than reservation of rights by the insurer) of any material claim under, such policy has been received.

        Section 6.18.    Indebtedness.    Neither Parent nor either Merger Sub has any Indebtedness.

        Section 6.19.    OTC Bulletin Board Quotation.    Parent Common Stock is quoted on the Over-the-Counter Bulletin Board (the "OTCBB"). Parent is in compliance with the requirements of the OTCBB for continued listing of the Parent Common Stock thereon and there is no action or proceeding pending or, to Parent's Knowledge, threatened against Parent by Nasdaq or the Financial Industry Regulatory Authority with respect to any intention by such entities to prohibit or terminate the quotation of Parent Common Stock on the OTCBB. The Transactions contemplated by this Agreement will not contravene the rules and regulations of OTCBB.

        Section 6.20.    Board Approval.    The board of directors of Parent and the comparable governing bodies of the Merger Subs (including any required committee or subgroup of such board of directors or governing bodies) have, as of the Original Agreement Date, unanimously (i) declared the advisability of the transactions contemplated by this Agreement and approved this Agreement and the transactions contemplated hereby, (ii) determined that the transactions contemplated by this Agreement are in the best interests of the stockholders of Parent and the members of each Merger Sub and (iii) determined that the fair market value of the Transferred Companies is equal to at least 80% of Parent's net assets (including the Trust Account).

        Section 6.21.    Trust Account.    As of the Original Agreement Date, Parent had, and as of the Closing Date Parent will have, no less than $137,900,000 in the Trust Account, invested in U.S. "government securities," defined as any Treasury Bill issued by the United States government having a maturity of one hundred and eighty days or less, or any open ended investment company registered under the Investment Company Act of 1940, as amended, that holds itself out as a money market fund and bears the highest credit rating issued by a United States nationally recognized rating agency. There are no claims or proceedings pending or, to Parent's Knowledge, threatened with respect to the Trust Account.

        Section 6.22.    Transactions with Related Parties.

          (a)   Except as set forth in the Parent SEC Documents, there are no transactions, agreements, arrangements or understandings between Parent or either of the Merger Subs, on the one hand, and any director, officer or stockholder (or Affiliate thereof) of Parent, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

          (b)   There are no transactions, agreements, arrangements or understandings between Parent, on the one hand, and the Merger Subs, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

        Section 6.23.    Taxes.    Except as set forth in Section 6.23 of the Disclosure Schedule:

          (a)   All income, franchise and all other material Tax Returns required to be filed by or with respect to Parent or either Merger Sub have been filed in a timely manner (within any applicable extension periods). All such Tax Returns were true, correct and complete in all material respects when filed.

          (b)   All material Taxes due and payable for or with respect to Parent, Terminal Merger Sub or Feed Merger Sub (whether or not shown as due and payable on a particular Tax Return) have been duly and timely paid or caused to be paid in full. Parent and each Merger Sub have complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and have duly and timely withheld and paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over for all periods not closed by the applicable statute of limitations under all applicable Laws. No deficiency for any material amount of Taxes has been assessed with respect to either of Parent or a Merger Sub that has not been abated or paid in full or contested in good faith and pursuant to appropriate proceedings or adequately provided for on their financial statements. There are no Encumbrances, other than Permitted Encumbrances, on any of the assets of Parent or either Merger Sub that arose in connection with any failure (or alleged failure) to pay any Tax.

          (c)   Neither Parent nor either Merger Sub (i) has been a member of an affiliated group filing consolidated federal income Tax Returns, (ii) has any liability for the Taxes of any Person under Treas. Reg. §1.1502-6 (or any similar provision of state, local, or foreign Law), or (iii) is a party to any agreement or arrangement with any person or entity pursuant to which Parent or either Merger Sub would have an obligation with respect to Taxes of another person or entity following the Closing.

          (d)   Neither Parent nor either Merger Sub, has: (i) as of the Original Agreement Date been notified in writing that any of its Tax Returns is currently under audit by any taxing authority or that such a taxing authority intends to conduct such an audit and no action, suit, investigation, claim or assessment is pending or, to Parent's Knowledge, proposed with respect to any Taxes; (ii) made any agreement for the extension of time or the waiver of the statute of limitations for the assessment, collection or payment of any Taxes; or (iii) executed any power of attorney with respect to any Tax matter that is currently in force. No claim has been made in writing by a taxing authority in a jurisdiction where Parent or either Merger Sub does not file a particular Tax Return such that the Parent or such Merger Sub is or may be subject to taxation by that jurisdiction.

          (e)   Neither Parent nor either Merger Sub, nor any other Person on behalf of the Parent or such Merger Sub, has (i) agreed to or are required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method and, to Parent's Knowledge, no taxing authority has proposed any such adjustment or change in accounting method, or have any application pending with any taxing authority requesting permission for any changes in accounting methods, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign Law that would have continuing effect after the Closing, or (iii) been the subject of a Tax ruling that would have continuing effect after the Closing.

          (f)    Neither Parent nor either Merger Sub is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Section 280G of the Code (or any similar provision of state, local or foreign Tax law). Parent has not engaged in any reportable transaction as defined in Treasury Regulation Section 1.6011-4(b).

          (g)   Parent has not constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the Original Agreement Date or (B) in a distribution which could otherwise constitute a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

          (h)   Each Merger Sub qualifies and has always qualified as an entity disregarded from Parent for U.S. federal income tax purposes under Treasury Regulations section 301.7701-(3)(b)(ii).

ARTICLE VII

COVENANTS AND AGREEMENTS

        Section 7.1.    Access and Information.

          (a)   From the Original Agreement Date until the Closing, the ED&F Parties shall have permitted and shall continue to permit, and shall have caused and shall continue to cause each of the Transferred Companies to, permit Parent and the Merger Subs and their financing providers, if any, and their respective advisers and other representatives to have reasonable access, during business hours and upon reasonable notice, to the Transferred Companies' properties and facilities relating to the Business; provided, however, that no such access shall be granted to permit Parent or a Merger Sub or their respective Affiliates, advisers and other representatives to conduct any Phase II environmental site investigations or similar environmental sampling activities at, on, or under the Transferred Companies' properties and facilities. From the Original Agreement Date until the Closing, Parent and the Merger Subs shall have permitted and shall continue to permit ED&F and its advisors and other representatives to have reasonable access, during business hours and upon reasonable notice, to Parent's and the Merger Subs' properties and facilities. ED&F shall have furnished and shall continue to furnish, or shall have caused and shall continue to cause to be furnished, to Parent and either Merger Sub any financial and operating data and other information (including Tax information) that is available with respect to the Business as Parent shall from time to time reasonably request, subject to any applicable Law, attorney-client privilege, or contractual restriction. Except to the extent provided in this Agreement or disclosed in the Disclosure Schedule, no information provided to or obtained by Parent pursuant to this Section 7.1 shall limit or otherwise affect the remedies available hereunder to Parent (including Parent's right to seek indemnification pursuant to ARTICLE X), or the representations or warranties of, or the conditions to the obligations of, the parties hereto. Parent and each Merger Sub shall furnish or cause to be furnished to ED&F any financial and operating data and other information (including Tax information) as ED&F shall from time to time reasonably request, subject to any applicable Law, attorney-client privilege and Parent's and the Merger Subs' contractual obligations. From the Original Agreement Date, the parties hereto shall have cooperated and shall continue to cooperate in good faith with each other to develop, including during the period prior to Closing, the transition and migration plan for the services contemplated by the Shared Services Agreement.

          (b)   All information provided to or obtained by Parent heretofore or hereafter, including pursuant to clause (a) of this Section 7.1, shall be held in confidence by Parent in accordance with and subject to the terms of the Confidentiality Agreement, dated February 12, 2008, between Parent and ED&F (the "Confidentiality Agreement").

        Section 7.2.    Conduct of Business by the Transferred Companies, Parent and the Merger Subs.    From the Original Agreement Date until the Closing, and except as otherwise contemplated by this Agreement or any Ancillary Agreement, set forth in Section 7.2 of the Disclosure Schedule or consented to or approved by Parent or ED&F (as applicable), each of Parent, the Merger Subs and the ED&F Parties covenants and agrees that it shall have caused and shall continue to cause, and, in the case of ED&F, shall have caused and shall continue to cause, each of the Transferred Companies to, operate its business (in the case of Parent and the Merger Subs) or the Business (in the case of the ED&F Parties) in the ordinary course of business and use commercially reasonable efforts to preserve the properties, business, operations (including officers and employees), goodwill and relationships with suppliers and customers of its business (in the case of Parent and the Merger Subs) or the Business (in the case of the ED&F Parties) and shall not have undertaken and shall not undertake any of the following with respect to its business (in the case of Parent and the Merger Subs) or any Transferred Company or the Business (in the case of the ED&F Parties):

          (a)   sell, transfer or otherwise dispose of its material assets, except, in the ordinary course of business consistent with past practice, or create any Encumbrance on any of its material assets, except for Permitted Encumbrances;

          (b)   create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise), or discharge or satisfy, any Indebtedness in excess of $1,000,000;

          (c)   issue, sell, or agree to issue, sell, or create any Encumbrance on, (i) any shares of its capital stock or (ii) any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of its capital stock except for any such sales to a Transferred Company;

          (d)   enter into any lease (as lessee or lessor) of real or personal property or any renewals thereof involving a rental obligation exceeding $500,000 per annum per any such lease, and $5,000,000 per annum in the aggregate;

          (e)   except as required pursuant to Contracts existing and in force prior to the Original Agreement Date described in Section 5.12 of the Disclosure Schedule or as otherwise required by applicable Law, (i) grant any increase in the salaries or other compensation payable or to become payable to, or any advance (excluding advances for ordinary business expenses consistent with past practice) or loan to, any executive officer or employee; except increases in salaries for employees other than executive officers in the ordinary course of business consistent with past practice, or (ii) grant any increase in, or any addition to, other benefits (including any bonus, profit-sharing, pension or other plan) to which any of the executive officers or employees may be entitled, or any payments to any pension, retirement, profit-sharing, bonus or similar plan, except, in each such case, in the ordinary course of business and consistent with past practice and, provided, that such increase or additional benefits shall not impact the compensation of executive officers in a manner that is disproportionate to the effect on other employees;

          (f)    make any new commitment or increase any commitment for Capital Expenditures, which would result in aggregate Capital Expenditures for the period from November 1, 2008 through the last day of the month in which such commitment or increase is made to exceed 156.25% of the Budgeted Capital Expenditures set forth on Annex C hereto with respect to such period;

          (g)   except for (i) transactions, Contracts or commitments of the type described in Section 7.2(p) and (ii) any transaction, Contract or commitment which is merely an extension or continuation of any existing transaction, Contract or commitment, enter into any transaction, Contract or commitment that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (in the case of the Transferred Companies, as if the Securities Act were applicable to them);

          (h)   enter into any material transaction, Contract or commitment outside the ordinary course of business, materially modify any material Contract, waive or permit the loss of any Permit or right of substantial value or cancel any material debt or claim, except, in each case, in the ordinary course of business consistent with past practice;

          (i)    sell, assign, transfer, license or convey any material Intellectual Property, other than as set forth in Section 7.12;

          (j)    enter into or agree to enter into any merger or consolidation with any corporation or other entity, engage in any new lines of business or make a material investment in, make a loan, advance or capital contribution in a material amount to, or otherwise acquire a material amount of the securities of any other Person (other than securities held for cash management purposes), in each case outside the ordinary course of business or for consideration in excess of $1,000,000;

          (k)   change or modify its credit, collection or payment policies or procedures as in effect on the Original Agreement Date in a manner materially adverse to it or its business;

          (l)    except as required by Law or applicable accounting principles (including GAAP or accounting principles required under the laws of jurisdiction of organization of the Transferred Company), change its accounting principles, methods, policies and procedures;

          (m)  fail in any material respect to maintain its books of account and records consistent with its past practices;

          (n)   except as may be required by Law, including as a result of a change in Laws, or in the ordinary course of business based on past practice, make or change any material election with respect to Taxes, change any Tax accounting period, change any method of Tax accounting, file any amendment to any Tax Return, enter into a closing agreement with any taxing authority, surrender any right to claim a refund for Taxes, consent to an extension of the statute of limitations applicable to any Tax claim or assessment, or take any other similar action (or omit to take any action), if such election, change, adoption, filing, amendment, agreement, settlement, surrender, consent or action or omission could reasonably be expected to have the effect of materially increasing the Tax liability of Parent, a Merger Sub or any Transferred Company after the Closing Date;

          (o)   amend its organizational documents (other than immaterial technical changes);

          (p)   purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Parent, the Merger Subs or any Transferred Company; provided that Parent may repurchase or redeem outstanding warrants to purchase Parent Common Stock (other than from Parent Founder or any officer or director of Parent) for an aggregate purchase price not greater than $15,000,000;

          (q)   enter into any transaction, Contract or commitment with ED&F and/or its Subsidiaries (other than the Transferred Companies) regarding the supply of product to the Feed Distribution Business or the use of services of the Bulk Liquid Storage Business, other than on terms consistent with past practice (except for pricing so long as such pricing terms are at prevailing market prices); or

          (r)   enter into any Contract with respect to any of the foregoing.

        Section 7.3.    Further Actions.

          (a)   ED&F and Parent shall cooperate and use commercially reasonable efforts to make, on a timely basis, all registrations, filings and applications with, give all notices to, and obtain any approvals, orders, qualifications and waivers from a Governmental Authority necessary for the consummation of the transactions contemplated hereby; provided, however, that, except as otherwise set forth herein, neither ED&F or any of its Affiliates nor Parent or any of its Affiliates shall be required to commence or be a plaintiff in any litigation or offer or grant any material accommodation (financial or otherwise) to any Person in connection with any such registration, filing, application, notice, approval, order, qualification or waiver. ED&F and Parent each shall pay half of all fees associated with such registrations, filings, applications, notices, approvals, orders, qualifications and waivers, including all fees payable in connection with the HSR Filing and any antitrust or competition filings in other jurisdictions, including under Council Regulation No. 139/2004 of the European Community.

          (b)   ED&F and Parent shall use commercially reasonable efforts to duly file the HSR Filing no later than the tenth Business Day following the date on which the Proxy Statement is filed with the SEC. The HSR Filing shall be in substantial compliance with the requirements of the HSR Act. Each party shall use commercially reasonable efforts to cooperate with the other party to the extent necessary to assist the other party in the preparation of its HSR Filing, to request early termination of the waiting period required by the HSR Act and, if requested, use its commercially reasonable efforts to substantially comply with any requests for additional information or documentary material that may be made under the HSR Act. Each of Parent and ED&F shall use commercially reasonable efforts to comply as promptly as practicable with the Laws of any other Governmental Authority that are applicable to any of the transactions contemplated by this Agreement and the Ancillary Agreements and pursuant to which any consent, approval, order or authorization of, or registration, declaration or filing with such Governmental Authority is necessary and make any necessary filings, notifications, reports, registrations or declarations with any such Governmental Authority or take any action required by such Governmental Authority as soon as reasonably practicable following the date of filing of the Proxy Statement with the SEC. Parent and ED&F shall use commercially reasonably efforts to furnish to each other all such information as is necessary to prepare any such registration, declaration or filing.

          (c)   Each of Parent and ED&F agrees that it will, if necessary to enable ED&F and Parent to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, use commercially reasonable efforts to defend against any suits, actions or proceedings, judicial or administrative, challenging this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, including by seeking to vacate or reverse any temporary restraining order, preliminary injunction or other legal restraint or prohibition entered or imposed by any court or other Governmental Authority that is not yet final and nonappealable. Notwithstanding the foregoing, nothing contained in this Agreement will require or obligate any party or its Affiliates (i) to agree or otherwise become subject to any material limitations on (A) the right of Parent or its Affiliates effectively to control or operate the Business, (B) the right of Parent or its Affiliates to acquire or hold the Business, or (C) the right of Parent to exercise full rights of ownership of the Business and the Transferred Companies or (ii) to agree or otherwise be required to sell or otherwise dispose of, hold separate (through the establishment of a trust or otherwise), or divest itself of all or any portion of the assets or operations of the Business, ED&F or any of its Affiliates or Parent or any of its Affiliates. The parties agree that no representation, warranty or covenant of any of the parties to this Agreement shall be breached or deemed breached as a result of the failure by any party to this Agreement to take any of the actions specified in the preceding sentence. Without limitation of the foregoing, ED&F, Parent and their respective Affiliates shall not extend any waiting period under the HSR Act or any non-United States foreign antitrust merger control laws or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto.

          (d)   Each party shall (A) promptly notify the other party of any written communication to that party from the FTC, the Antitrust Division or any other Governmental Authority relating to the transactions contemplated hereby and, subject to applicable Law, permit the other party to review in advance and comment upon any proposed written communication to any of the foregoing and (B) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their respective Affiliates on the one hand, and any Governmental Authority on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

          (e)   In the event any claim, action, suit, investigation or other proceeding by any Governmental Authority or other Person is commenced which questions the validity or legality of the Mergers, the Stock Sale or any of the other transactions contemplated by this Agreement or the Ancillary Agreements or seeks damages in connection therewith, the parties agree to cooperate and use commercially reasonable efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use commercially reasonable efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.

          (f)    Each party shall use all reasonable efforts to take or cause to be taken all actions, and to do or cause to be done all other things, necessary, proper or advisable in order for such party to fulfill and perform its respective obligations in respect of this Agreement and the Ancillary Agreements to which it is a party, to cause the conditions to their respective obligations set forth in Article VIII to be fulfilled and otherwise to consummate and make effective the transactions contemplated hereby and thereby.

        Section 7.4.    Public Announcements.    Except as otherwise provided herein, the timing and content of all announcements regarding any aspect of this Agreement, the Mergers, the Stock Sale and the other transactions contemplated hereby to the financial community, Governmental Authorities, or the general public shall be mutually agreed upon in advance by ED&F and Parent; provided, however, that each party hereto may make any such announcement which it in good faith believes, based on advice of counsel, is required by Law. Notwithstanding the foregoing, each party shall use commercially reasonable efforts to consult with the other parties prior to any such announcement to the extent practicable, and shall in any event promptly provide the other parties hereto with copies of any such announcement. This Section 7.4 shall not apply to communications by any party to its counsel, accountants or other advisors or, if the substance of such communication would not reasonably be expected to require Parent to file a Form 8-K and/or make a disclosure under Regulation FD under the Exchange Act, to employees.

        Section 7.5.    Tax Matters.

          (a)   With respect to the Transferred Companies (i) ED&F shall cause to be prepared and filed all Prior Period Returns and (ii) Parent shall cause to be prepared and filed any Tax Returns for Straddle Periods ("Straddle Period Returns"). The Prior Period Returns and Straddle Period Returns shall be prepared, where relevant, in a manner consistent with the Transferred Companies' past practices except as otherwise required by applicable Law. If any Prior Period Returns are due after the Closing and if ED&F is not authorized to file such Prior Period Returns by applicable Law, ED&F shall submit drafts of such returns to Parent at least 30 days prior to the due date of any such Tax Return, provided, however, that to the extent any such Prior Period Return could materially increase the Tax liability of the Transferred Companies or their Affiliates for periods beginning after the Closing Date, the draft of any such Prior Period Return shall be subject to Parent's review and approval, which approval shall not be unreasonably withheld or delayed; provided, further, that ED&F shall pay the excess of the amount shown to be due on such Prior Period Return over the amount of Tax taken into consideration in determining Stock Sale Closing Date Net Indebtedness and Merger Closing Date Net Indebtedness to Parent no less than three days prior to the due date of such Prior Period Return. Any dispute between the parties shall be resolved in accordance with procedures similar to those set forth in Section 2.9(c)(ii) and Section 3.2(c)(ii).

          (b)   To the extent permitted by applicable Law or administrative practice, the taxable year of any Transferred Company that includes the Closing Date shall be treated as closing on (and including) the Closing Date. In the case where applicable Law does not permit a Transferred Company to treat the Closing Date as the last day of the taxable year or period, and to determine the responsibility for Taxes attributable to the Transferred Companies for a Straddle Period under this Agreement, the portion of any such Taxes that are allocable to the ED&F shall: (i) in the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible) other than Transfer Taxes (as defined below), be deemed equal to the amount that would be payable if the taxable year ended at the end of the Closing Date and (ii) in the case of Taxes (other than those described in clause (i)) imposed on a periodic basis with respect to the business or assets of any of the Transferred Companies or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding taxable period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item that is calculated on an annual basis (including depreciation and amortization deductions) shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount of such capital thereof required to be allocated under this Section 7.5(b) shall be computed by reference to the amount shown on any relevant Tax Return. Parent shall be responsible for all other Taxes attributable to a Straddle Period. Parent shall provide to ED&F all Straddle Period Returns (including a computation of the portion of the Tax shown on such Tax Return that Parent believes is the responsibility of ED&F ("ED&F's Portion")) within 30 days of the due date for such returns, including extensions, for ED&F's review and approval, which shall not be unreasonably withheld or delayed. ED&F shall pay the excess of ED&F's Portion (or in the case of a dispute, the undisputed amount of the ED&F's Portion) over the amount of Tax taken into account in determining Merger Closing Date Net Indebtedness and the Stock Sale Closing Date Net Indebtedness to Parent no later than three Business Days prior to the due date of any Straddle Period Return. If the parties hereto cannot resolve any disputed item, the item in question shall be resolved in accordance with procedures similar to those set forth in Section 2.9(c)(ii) and Section 3.2(c)(ii). If the Accounting Firm is unable to make a determination with respect to any disputed issue within three Business Days prior to the due date (including extensions) for the filing of the Tax Return in question, then Parent may file such Tax Return on the due date (including extensions) therefor without such determination having been made and without ED&F's consent. Notwithstanding the filing of such Tax Return, the Accounting Firm shall make a determination with respect to any disputed issue, and the amount of Taxes for which ED&F is responsible shall be as determined by the Accounting Firm (less any amount previously paid by ED&F with respect to such Tax Return). No later than three days after the Accounting Firm's determination, ED&F shall pay Parent in immediately available funds the amount of ED&F's additional Tax liability as determined by the Accounting Firm. No payment pursuant to this Section 7.5(b) shall excuse ED&F from its indemnification obligations pursuant to Section 10.2(a) if the amount of Taxes as ultimately determined (on audit or otherwise) for the Straddle Period that are the responsibility of ED&F exceeds the amount of ED&F's payment under this Section 7.5(b).

          (c)   Parent shall promptly notify ED&F following receipt of any notice of audit or other proceeding relating to any of the Prior Period Returns or Straddle Period Returns or any other federal, state, foreign or local corporation income or franchise Tax Return of any Transferred Company filed on or before the Closing Date; provided, however, that the failure of Parent to give ED&F prompt notice as provided herein shall not relieve ED&F of its indemnification obligations hereunder except to the extent that ED&F is actually and materially prejudiced thereby. ED&F shall have the right to control any and all audits or other proceedings relating to any Prior Period

  Return other than any such audit or proceeding that could result in a Loss to a Parent Indemnified Party that would not be indemnifiable pursuant to this Agreement (as determined in good faith by ED&F and Parent, in which case Parent shall agree in writing to forego the amount of any indemnity claim against any ED&F Party that would not otherwise have been indemnifiable pursuant to this Agreement, after a final determination in respect of such audit or proceeding had ED&F controlled such audit or proceeding); provided, however, that ED&F shall not settle, compromise or concede any such audit or proceeding without the written consent of Parent (whose consent shall not be unreasonably withheld or delayed) if such settlement, compromise or concession involves an issue that recurs in taxable periods of Parent (or any of its Affiliates) or any of the Transferred Companies or could increase by more than $10,000 the Tax liability of Parent (or any of its Affiliates) or any of the Transferred Companies for any taxable period ending after the Closing Date. Parent shall have the right to control any and all audits or other proceedings relating to any Tax Return required or permitted to be filed for taxable periods that end after the Closing Date, including any Straddle Period Return; provided, however, that Parent shall not settle, compromise or concede any such audit or proceeding without the prior written consent of ED&F (whose consent shall not be unreasonably withheld or delayed) if such settlement, compromise or concession could increase by more than $10,000 the Tax liability of ED&F (or any of its Affiliates) or any of the Transferred Companies for any Straddle Period or any taxable period ending on or prior to the Closing Date.

          (d)   Any Tax sharing agreement in effect at the Closing Date shall be terminated as of the Closing Date as to the Transferred Companies, and no additional amounts shall be due from or due to the Transferred Companies after the Closing Date pursuant to any Tax sharing agreement and the Transferred Companies shall not have any liability in respect of such agreement.

          (e)   The parties hereto shall preserve and cause to be preserved all information, Tax Returns, books, records and documents relating to any Tax liability with respect to a taxable period until the later of the expiration of all applicable statutes of limitation and extensions thereof, or the conclusion of all litigation with respect to Taxes for such period. The parties hereto shall furnish or cause to be furnished to each other (and to each other's accountants and attorneys), upon request, as promptly as practicable, such information and assistance relating to the Transferred Companies or the Business (including access to books and records as well as the timely provision of powers of attorney or similar authorizations) as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes, the preparation for any audit by any taxing authority and the prosecution or defense of any audit, proposed adjustment or deficiency, assessment, claim, suit or other proceeding relating to any Taxes or Tax Return (each, a "Tax Proceeding"), including the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material so provided.

          (f)    On or prior to the Closing Date, ED&F shall file (or cause to be filed) one or more elections under Treasury Regulation Section 301.7701-3(c)(1)(i) to treat each of the Purchased Companies (other than ED&F Man Liquid Products Inc.) as a pass-through entity for U.S. federal income tax purposes, which election shall be effective no later than the date which is two days prior to the Closing Date. From the Original Agreement Date until the Closing, ED&F has used and shall continue to use commercially reasonable efforts to continue ED&F Man Liquid Products Inc. into the Canadian provincial jurisdiction of Nova Scotia and to convert such entity into an unlimited liability company prior to the Closing, and shall file (or cause to be filed) the election described in the prior sentence to treat such unlimited liability company as a pass-through entity for U.S. federal income tax purposes no later than fifty-five (55) days after the Closing Date. ED&F and Parent shall cooperate to determine whether to complete and file an election under Treasury Regulations section 301.7701-3(c)(1) to treat Champion Liquid Feeds Pty. Ltd. as a pass-through entity for U.S. federal income tax purposes within seventy (70) days of the Closing Date and, if agreed, procure all necessary signatures and file such an election with an effective date no later than two days prior to the Closing Date.

          (g)   The parties shall cooperate in the preparation, execution and filing of all returns, applications or other documents regarding any real property transfer, transfer gains or similar taxes which become payable in connection with the Mergers or the Stock Sale pursuant to this Agreement (collectively, "Transfer Taxes"). The parties further agree, upon reasonable request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Taxes that could be imposed. Parent will supply ED&F with all necessary documentation and forms that are needed to support the qualification of the Mergers as reorganizations under Section 368(a)(1)(A) of the Code. From and after the Original Agreement Date, each of the Parties (i) have acted and shall continue to act, and have caused and shall continue to cause its Affiliates to act, in a manner consistent with the treatment of the Mergers contemplated by this Agreement as reorganizations under Section 368(a)(1)(A) of the Code and (ii) have taken and shall continue to consistently take, and have caused and shall continue to cause its Affiliates to consistently take, the position on all Tax Returns, before any taxing authority, and in any judicial proceeding, that the Mergers contemplated by this Agreement qualify as reorganizations under Section 368(a)(1)(A) of the Code.

          (h)   On or prior to the Closing Date, the boards of directors of each of Parent, the Merger Subs, and ED&F shall adopt this Agreement as a "Plan of Reorganization" within the meaning of Treasury Regulation Section 1.368-3(a).

          (i)    Unless specific written consent is provided by ED&F (which consent shall not be unreasonably withheld or delayed), (a) the Merger Subs shall continue to be treated as disregarded from Parent for U.S. federal income tax purposes for two (2) years following the Closing Date and (b) Parent shall take no action that would cause the Mergers to fail to meet the "continuity of enterprise" requirement of Treasury Regulation Section 1.368-1(d) as interpreted under applicable Law.

          (j)    Prior to the Closing, Holdings shall deliver to Parent (i) a duly and properly executed certification of non-foreign status executed by Holdings, in form and substance consistent with Treasury Regulations section 1.1445-2(b) stating that Holdings is not a "Foreign Person" as defined in section 1445 of the Code (it being understood and agreed by the parties that the failure to provide such certificate shall result in Parent and/or a Merger Sub withholding (or causing to be withheld) under Section 1445 of the Code).

          (k)   ED&F shall provide (or shall cause the applicable Transferred Company to provide) to Parent a copy of any income Tax Return filed by a Transferred Company from the Original Agreement Date until the Closing Date no later than five (5) Business Days after the filing of any income Tax Return.

          (l)    If Parent or any Affiliate of Parent (including the Transferred Companies) received or receives any refund or credits of any Taxes attributable to any period ending on or prior to the Closing Date or any Straddle Period (to the extent such Taxes would be allocated to the portion of the Straddle Period ending on the Closing Date in accordance with Section 7.5(b)) of any Transferred Company, Parent shall promptly pay to ED&F the amount of any such refund or credits of Taxes (including any interest received or credited in respect thereof reduced by reasonable direct expenses or costs incurred in obtaining the refund), except to the extent such refund relates to or is attributable to the carryback of any credit, loss, deduction or other Tax items arising in any period beginning after the Closing Date or any Straddle Period to the extent such item would be allocated to the portion of the Straddle Period ending after the Closing Date in accordance with Section 7.5(b). Notwithstanding the preceding sentence, any refunds or credits of Taxes taken into account in determining Merger Closing Date Net Indebtedness or Stock Sale Closing Date Net Indebtedness shall remain the property of the Transferred Companies and not be payable to ED&F under this Section 7.5(l). For purposes of this Section 7.5(l), the term "refund" shall include a reduction in Taxes and the use of an overpayment of Taxes as an audit or other Tax offset, and receipt of a refund shall occur upon the filing of a return or an adjustment thereto using such reduction, overpayment or offset, or upon the receipt of cash.

          (m)  In respect of the sale of the shares of ED&F Man Liquid Products Inc. (or a successor entity) in accordance with Section 3.1:

              (i)  each of the Purchased Company Parents of ED&F Man Liquid Products Inc. will apply as soon as possible to the Canada Revenue Agency for a tax clearance certificate pursuant to subsection 116(1) of the Income Tax Act (Canada);

             (ii)  [Intentionally Omitted]

            (iii)  to the extent Parent is satisfied, acting reasonably and in good faith, with the evidence provided pursuant to clause (ii) of Section 7.5(m) of the Original Agreement so that subsection 116(5.01) of the Income Tax Act (Canada) can apply to the sale of the shares in ED & F Man Liquid Products Inc. (or a successor entity), the relevant Buying Subsidiary shall refrain from withholding any amount from the Estimated Stock Sale Purchase Price payable for such shares; and

            (iv)  in the event Parent is not satisfied, acting reasonably and in good faith, with the evidence provided pursuant to clause (ii) of Section 7.5(m) of the Original Agreement, Parent will give notice to that effect to ED&F not less than 20 Business Days prior to Closing, whereupon the Parent, the relevant Buying Subsidiary and ED&F will negotiate in good faith and, to the extent a tax clearance certificate pursuant to subsection 116(1) of the Income Tax Act (Canada) has not been issued prior to the Closing, will enter into an escrow agreement to govern the escrow, investment, remittance and release of any withheld funds. In no event will any amount withheld in connection with section 116 of the Income Tax Act (Canada) exceed 25% of the Purchase Price allocable to the shares of ED & F Man Liquid Products Inc. (or a successor entity). In no event will any amount be remitted to the Canada Revenue Agency which is in excess of the minimum amount required by law or at a time prior to the due date imposed under applicable law, as modified by administrative practice (including by a comfort letter issued by the Canada Revenue Agency).

        Section 7.6.    Foreign Transfer Agreements.    As promptly as practicable after the Original Agreement Date, the ED&F Parties, on the one hand, and Parent and the Merger Subs, on the other hand, shall have cooperated and shall continue to cooperate in good faith and shall have used and shall continue to use their commercially reasonable efforts to cause the Foreign Transfer Agreements to be prepared and, prior to or on the Closing Date, executed by the applicable ED&F Party or Affiliate thereof and Parent or an Affiliate of Parent designated for such purpose by Parent (a "Buying Subsidiary"). The parties agree that (i) the Foreign Transfer Agreements are not intended to expand or limit the rights and obligations of the ED&F Parties or their Affiliates, on the one hand, and Parent, either Merger Sub and any Buying Subsidiary on the other hand, beyond those provided for in this Agreement, and (ii) except as may be required by Law, the Foreign Transfer Agreements shall not provide any rights or obligations of the ED&F Parties or their Affiliates, or Parent or the Buying Subsidiaries, in addition to those that are provided in this Agreement. The parties further agree that the Foreign Transfer Agreements shall allocate the Estimated Stock Sale Consideration and the Final Stock Sale Adjustment Amount in accordance with Section 3.3 and that, if there is an adjustment to the payment made on account of the Unadjusted Stock Sale Purchase Price under Section 3.2 which relates to a part of the capital stock of a Transferred Company that is the subject of a Foreign Transfer Agreement, then, if required to implement the adjustment and so far as permissible under the Law of the relevant jurisdiction, ED&F or the relevant Purchased Company Parent and Parent or the relevant Buying Subsidiary shall enter into a supplemental agreement reflecting such adjustment and the allocation of such adjustment. In the event of any conflict between the terms of the Foreign Transfer Agreements and this Agreement, the parties agree and acknowledge that the terms of this Agreement shall control and that, if necessary, the parties shall deliver such additional instruments as may be reasonably necessary to accomplish the foregoing, so far as permissible under the Law of the relevant jurisdiction. The ED&F Parties shall not bring any claim against Parent or any Buying Subsidiary, and Parent and the Buying Subsidiaries shall not bring any claim against any ED&F Party, in respect of or based upon the Foreign Transfer Agreements except to the extent necessary to implement any transfer of a Transferred Company in accordance with this Agreement.

        Section 7.7.    Consents and Waivers.    The ED&F Parties and Parent shall use (and the ED&F Parties shall cause each of the Transferred Companies to use) their commercially reasonable efforts to obtain at the earliest practicable date all consents, waivers, approvals and notices required to consummate, or in connection with, the transactions contemplated by this Agreement (except for such matters covered by Section 7.3 and except for such consents, waivers and approvals as may be required from Affiliates of ED&F, which shall be obtained immediately prior to the Closing Date). Any such consents, waivers, approvals and notices shall be in form and substance reasonably satisfactory to ED&F and Parent, and executed counterparts of any consents, waivers and approvals shall be delivered to the other party promptly after receipt thereof, and copies of such notices shall be delivered to the other party promptly after the making thereof. Any costs incurred as payments to any Person with respect to such consents, waivers, approvals and notices shall be borne by Parent; provided however, that any such costs shall be borne by Parent only after the Closing. In the event the Closing does not occur, any such costs shall be borne by the Person incurring such costs.

        Section 7.8.    Post-Closing Obligations of Parent and the Surviving LLCs to Certain Employees.

          (a)   Parent shall, or shall cause its Affiliates to, continue to provide the Transferred Employees, during the period commencing at the Effective Time and ending on the first anniversary of the Original Agreement Date (or such earlier date as the applicable Transferred Employee's employment terminates), with annual base pay, annual bonus opportunities and benefits that are no less favorable in the aggregate than those provided by the applicable Transferred Company immediately prior to the Effective Time; provided, however, that Parent and its Affiliates shall not be required to provide equity-based compensation to the Transferred Employees. Notwithstanding the foregoing, Parent and/or its Affiliates shall have the same right to amend, modify or terminate any such base pay, bonus, benefit or other compensatory arrangement after the Effective Time as the applicable Transferred Company had under the terms of the applicable plan or under applicable Law. Parent shall or shall cause its Affiliates to credit Transferred Employees for services performed with the Transferred Companies or their Affiliates on and prior to the Effective Time for purposes of vesting, eligibility and benefit accrual (or calculation of compensation and benefits to the extent service is taken into account under the applicable plan or agreement) (including for purposes of determining an individual's paid time off, severance as set forth in Section 7.8(b), short-term and long-term disability benefits, matching or other employer-provided credits or contributions under any tax qualified defined contribution retirement plan, and payments or benefits under any loyalty award program (or similar program) (but not for purposes of benefit accrual under a defined benefit pension plan) under any applicable Plan including any Plan sponsored by Parent that is a tax-qualified pension plan, provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits to any Transferred Employee with respect to the same period of service for such Transferred Employee.

          (b)   Parent shall or shall cause its Affiliates to provide each Transferred Employee whose employment terminates (in a manner that would have entitled such Transferred Employee to severance payments and benefits under any Transferred Company's applicable severance plan as in effect on the Original Agreement Date as disclosed in Section 7.8(b) of the Disclosure Schedule (the "Severance Plans")) during the one year period from and after the Closing with severance payments and benefits, calculated based on service earned with the Transferred Companies or any Affiliate, at least equal to the severance payments and benefits such employee would have received under the applicable Transferred Company's severance plan applicable to such Transferred Employee, but only to the extent such plan is listed in Section 7.8(b) of the Disclosure Schedule and provided further that Parent and/or its Affiliates shall have the same right to amend, modify or terminate such Severance Plans after the Effective Time as the Transferred Company had under the terms of the applicable plan or under applicable Law.

          (c)   Parent shall, and shall cause its Affiliates to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods and service requirements with respect to participation and coverage requirements applicable to the Transferred Employees under any Plan and (ii) provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Closing for the calendar year in which the Closing occurs in satisfying any applicable deductible or out-of-pocket requirements under any analogous Plan.

          (d)   The ED&F Parties shall be solely responsible for (i) claims for the type of benefits described in Section 3(1) of ERISA whether or not covered by ERISA ("Welfare Benefits") that are incurred under any Plans by or with respect to any Transferred Employee or his or her beneficiaries or dependents on or before the Closing Date and (ii) claims relating to continuation coverage under COBRA attributable to "qualifying events" with respect to any Transferred Employee or his or her beneficiaries and dependents that occur on or before the Closing Date.

          (e)   Parent and its Affiliates shall be solely responsible for (i) claims for Welfare Benefits that are incurred by or with respect to any Transferred Employee or his or her beneficiaries or dependents after the Closing Date and (ii) claims relating to continuation coverage under COBRA attributable to "qualifying events" with respect to any Transferred Employee or his or her beneficiaries and dependents that occur following the Closing Date.

          (f)    For purposes of this Section 7.8, a medical, dental or vision claim shall be considered incurred when the services are rendered, the supplies are provided or medications are prescribed, and not when the condition arose. A disability claim shall be considered incurred when the disability claim is properly filed.

          (g)   Nothing in this Agreement shall restrict the ability of Parent or its Affiliates to terminate the employment of any Transferred Employee for any reason at any time after the Effective Time. Nothing in this Section 7.8 or any other provision of this Agreement shall (i) be construed to establish, amend or modify any benefit or compensation plan, program, agreement or arrangement (including any ED&F Plan transferred to Parent or any of its Affiliates) or (ii) limit the ability of Parent or any of its Affiliates (including, following the Effective Time, the Transferred Companies) to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by Parent or any of its Affiliates (including any ED&F Plan transferred to Parent or any of its Affiliates).

          (h)   Prior to the Effective Time, (i) the Transferred Companies shall cause the sponsorship of each of the Plans sponsored or maintained by the Transferred Companies, that are qualified defined benefit pension plans covering Transferred Employees in the U.S. (all of which are set forth in Section 7.8(h) of the Disclosure Schedule and are referred to hereinafter, collectively, as the "Transferred Plans") to be assumed by ED&F or any of its Affiliates (provided such Affiliate is not a Transferred Company) and (ii) the Transferred Companies shall transfer all assets (or, as applicable, the Transferred Companies' rights in the trusts holding such assets), liabilities, rights and obligations relating to the Transferred Plans to ED&F or any of its Affiliates (provided such Affiliate is not a Transferred Company). Prior to the Effective Time, the Transferred Companies shall also cause the transfer of all records, consents and election forms with respect to the Transferred Plans to ED&F or any of its Affiliates (provided such Affiliate is not a Transferred Company). Prior to the Effective Time, neither ED&F nor any of its Affiliates will take any action to terminate any of the Transferred Plans pursuant to Section 4041 of ERISA. From and after the Effective Time, neither Parent nor any of its Affiliates (including the Transferred Companies) shall have any liability under or attributable to the Transferred Plans or any other qualified defined benefit pension plan of ED&F. ED&F shall take all actions necessary so that each of the Transferred Companies ceases to be a participating employer in the ED&F Man Holdings, Inc. Retirement Income Plan prior to the Effective Time.

          (i)    With respect to Transferred Employees who are covered by a collective bargaining agreement listed in Section 5.19(a) of the Disclosure Schedules or any replacement, renewal or extension of any such agreement, Parent agrees to honor or cause to be honored all such agreements and provide such Transferred Employees with compensation and benefits as set forth in such agreements, including benefits under any Multiemployer Plan.

          (j)    ED&F shall take, or cause to be taken, all such action as may be necessary so that effective at or prior to the Effective Time, (i) either (A) Westway Terminal or Westway Feed shall become the plan sponsor of the tax qualified defined contribution retirement plan in which Transferred Employees in the United States currently participate (the "401(k) Plan") and, in accordance with section 414(l) of the Code, the assets in the trust of the 401(k) Plan that relate to individuals who are not Transferred Employees shall be transferred from the 401(k) Plan to a new tax qualified defined contribution retirement plan to be established by ED&F or an Affiliate thereof that is not a Transferred Company, or (B) Westway Terminal or Westway Feed shall establish a new tax qualified defined contribution retirement plan substantially similar to the 401(k) Plan and the assets in the trust of the 401(k) Plan that relate to individuals who are Transferred Employees shall be transferred from the 401(k) Plan to such new plan in accordance with section 414(l) of the Code, (ii) the benefit plans that provide life insurance, health care, dental care, accidental death and dismemberment insurance, disability, severance benefits and other group welfare benefits in which the Transferred Employees in the United States currently participate are assumed by one of the Transferred Companies (or substantially similar plans shall be established by a Transferred Company) and (iii) any related third-party administration agreements shall be assigned to or established by a Transferred Company.

          (k)   ED&F shall take, or cause to be taken, all such action as may be necessary in accordance with all applicable Law so that effective prior to the Effective Time, (i) either (A) a Transferred Company becomes the plan sponsor of the defined contribution retirement plan in which Transferred Employees in Canada currently participate (the "Canadian Plan") and, in accordance with applicable law, the assets in the trust of the Canadian Plan that relate to individuals who are not Transferred Employees are transferred from the Canadian Plan to a new defined contribution retirement plan to be established by ED&F or an Affiliate thereof that is not a Transferred Company, or (B) a Transferred Company establishes a new defined contribution retirement plan substantially similar to the Canadian Plan and the assets in the trust of the Canadian Plan that relate to individuals who are Transferred Employees are transferred from the Canadian Plan to such new plan in accordance with applicable law, (ii) the benefit plans that provide life insurance, medical coverage, accidental death and dismemberment insurance, disability and other group welfare benefits in which the Transferred Employees in Canada currently participate are assumed by one of the Transferred Companies (or substantially similar plans are established by a Transferred Company) and (iii) any related third-party administration agreements are assigned to or established by a Transferred Company.

          (l)    With respect to Transferred Employees of Agman Holdings Limited (the "UK Employees"), notwithstanding anything to the contrary in this Section 7.8, ED&F and Parent shall take all actions necessary in accordance with all applicable Law so that (i) such employees remain employed by Agman Holdings Limited immediately following the Effective Time, but are seconded to Westway Terminals UK in accordance with the terms of the Shared Services Agreement, (ii) subject to the provision of the Shared Services Agreement, the UK Employees continue to participate in all benefit plans such employees participated in immediately prior to the Effective Time to the extent such plans continue to be maintained by Agman Holdings Limited, provided that following the Effective Time, UK Employees will no longer participate in the Axa PPP UK Medical Insurance Scheme maintained by Agman Holdings Limited but will instead participate in a substantially similar plan established by Parent or one of its Affiliates to be effective as of the Effective Time and (iii) any automobile lease used by UK Employees immediately prior to the Effective is transferred to Parent or one of its Affiliates as of the Effective Time for use by such employees following the Effective Time.

          (m)  With respect to Transferred Employees of ED&F Man Nederland B.V. (the "Netherlands Employees"), notwithstanding anything to the contrary in this Section 7.8, ED&F and Parent shall take all actions necessary in accordance with all applicable Law so that (i) such employees remain employed by ED&F Man Nederland B.V. immediately following the Effective Time, but are seconded to Westway Terminals Nederland BV in accordance with the terms of the Shared Services Agreement and (ii) subject to the provisions of the Shared Services Agreements, the Netherlands Employees continue to participate in all benefit plans such employees participated in immediately prior to the Effective Time to the extent ED&F Man Nederland B.V. continues to maintain such plans.

          (n)   With respect to employees of Westway Terminals Danmark ApS (other than any employee listed in Section 7.8(n) of the Disclosure Schedule) (the "Denmark Employees"), notwithstanding anything to the contrary in this Section 7.8, ED&F shall take all actions necessary in accordance with all applicable Law so that (i) the employment of such employees is transferred to Denmark Newco effective at the Effective Time and (ii) the sponsorship (as well as all assets and liabilities) of the pension plans and life insurance plan that Denmark Employees participated in immediately prior to the Effective Time is transferred to Denmark Newco effective as of the Effective Time. Notwithstanding anything to the contrary in this Section 7.8, Parent shall take all actions necessary in accordance with all applicable Law so that the benefits available to the Denmark Employees immediately prior to the Effective Time are provided by or registered to Denmark Newco following the Effective Time.

          (o)   With respect to Westway Terminals Hibernian Limited, notwithstanding anything to the contrary in this Section 7.8, ED&F and Parent shall take all actions necessary in accordance with all applicable Law so that (i) the sponsorship (as well as all assets and liabilities) of all benefit plans maintained by Westway Terminals Hibernian Limited immediately prior to the Effective Time are transferred to, or otherwise assumed by, ED&F or one of its Affiliates (other than a Transferred Company) prior to the Effective Time, and (ii) Westway Terminals Hibernian Limited adopts benefit plans substantially similar to the benefits plans maintained by Westway Terminals Hibernian Limited immediately prior to the Effective Time, with such new plans to be effective immediately following the Effective Time.

          (p)   ED&F shall take all actions necessary in accordance with all applicable Law to provide that the employees listed in Section 7.8(p) of the Disclosure Schedule cease to be employees of any of the Transferred Companies prior to the Effective Time.

          (q)   With respect to any Transferred Employees that have a right to information and consultation under applicable law due to the transactions contemplated by this Agreement, ED&F and Parent shall use commercially reasonable efforts to cooperate to provide such information and consultation within the applicable time periods.

        Section 7.9.    Insurance.    During the period from and after the Original Agreement Date until the Effective Time, ED&F shall have caused and shall continue to cause the Transferred Companies to maintain in full force and effect the policies of insurance listed in Section 5.21 of the Disclosure Schedule, subject only to variations required by the ordinary operation of their businesses, or else will obtain, prior to the lapse of any such policy, the same or, if not available upon commercially reasonable economic terms and conditions, substantially similar coverage with insurers of recognized standing and approved in advance writing by Parent, which approval Parent will not unreasonably withhold or delay. ED&F shall promptly advise Parent in advance in writing of any change of insurer or material change of type of coverage in respect of the policies listed in Section 5.21 of the Disclosure Schedule.

        Section 7.10.    Proxy Statement; Parent Stockholders' Meeting.

          (a)   As promptly as practicable after the Original Agreement Date, Parent shall have prepared and filed a proxy statement of Parent with the SEC (as such proxy statement is amended or supplemented, the "Proxy Statement") for the purpose of soliciting proxies from Parent's stockholders to obtain the requisite approval of the transactions contemplated hereby and the other matters to be voted on at a meeting of the holders of Parent Common Stock to be called and held for such purpose (the "Parent Stockholders' Meeting"). As promptly as practicable after the Original Agreement Date, Parent shall have prepared and filed and shall continue to prepare and file any other filings required under the Exchange Act, the Securities Act or any other Laws relating to the transactions contemplated hereby (collectively, the "Other Filings"). Parent shall notify ED&F promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other Governmental Authority for amendments or supplements to the Proxy Statement or any Other Filing or for additional information. As promptly as practicable after receipt thereof, Parent shall provide ED&F and its counsel with copies of all written correspondence between Parent or any of its representatives, on the one hand, and the SEC, or its staff or other government officials, on the other hand, with respect to the Proxy Statement or any Other Filing. Parent shall have permitted and shall continue to permit ED&F and its counsel to participate in the preparation of the Proxy Statement and any exhibits, amendment or supplement thereto and shall have consulted and shall continue to consult with ED&F and its advisors concerning any comments from the SEC with respect thereto and shall not have filed and shall not file the Proxy Statement or any exhibits, amendment or supplement thereto or any response letters to any comments from the SEC without the prior written consent of ED&F, with such consent not to have been and not to be unreasonably withheld or delayed; provided, however, that Parent shall have been permitted and shall be permitted to make such filing or response in the absence of such consent if the basis of ED&F's failure to consent is ED&F's unwillingness to permit the inclusion in such filing or response of information that, based on the advice of outside counsel to Parent, was or is required by the SEC and United States securities Laws to be included therein. Parent agrees that the Proxy Statement and the Other Filings will have complied and will comply in all material respects with all applicable Laws and the rules and regulations promulgated thereunder. Whenever any event occurred or occurs which would reasonably be expected to result in the Proxy Statement containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Parent or ED&F, as the case may be, shall have informed and shall continue to inform promptly the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Parent, an amendment or supplement to the Proxy Statement. The Proxy Statement will be sent to the stockholders of Parent for the purpose of soliciting proxies from holders of Parent Common Stock to vote at the Parent Stockholders' Meeting in favor of: (i) the adoption of this Agreement and the approval of the transactions contemplated hereby ("Parent Stockholder Approval"); (ii) the change of the name of Parent to "Westway Group, Inc."; (iii) the amendment and restatement of Parent's certificate of incorporation in the form attached hereto as Exhibit B; (iv) the issuance and sale of shares of Parent Common Stock to the extent that such issuance requires stockholder approval under the rules of any stock exchange on which Parent's common stock is or will be listed; (v) the election of the Proposed Initial Directors to serve as the Board of Directors of Parent, effective immediately following the Closing; and (vi) the adjournment of the meeting (the matters described in clauses (i) through (vi), the "Voting Matters").

          (b)   As soon as practicable following its approval by the SEC, Parent shall distribute the Proxy Statement to the holders of Parent Common Stock and, pursuant thereto, shall call the Parent Stockholders' Meeting in accordance with the DGCL and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the Transaction and the other Voting Matters.

          (c)   Parent shall comply, and ED&F shall provide Parent, as promptly as reasonably practicable, with such information concerning the Transferred Companies reasonably requested by Parent that is necessary for the information concerning the Transferred Companies in the Proxy Statement and the Other Filings to comply, with all applicable provisions of and rules under the Exchange Act and all applicable provisions of the DGCL in the preparation, filing and distribution of the Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Parent Stockholders' Meeting. Without limiting the foregoing, Parent shall ensure that the Proxy Statement does not, as of the date on which it is distributed to the holders of Parent Common Stock, and as of the date of the Parent Stockholders' Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Parent shall not be responsible for the accuracy or completeness of any information relating to the Transferred Companies or any other information furnished in writing by ED&F for inclusion in the Proxy Statement).

          (d)   Subject to the fiduciary duties of its board of directors, Parent shall include in the Proxy Statement the recommendation of its board of directors that the holders of Parent Common Stock vote in favor of the adoption of this Agreement and the approval of the Transaction and the other Voting Matters, and shall otherwise use best efforts to obtain the Parent Stockholder Approval.

        Section 7.11.    Form 8-K Filings.    Parent and ED&F shall cooperate in good faith with respect to the preparation of, and as promptly as practicable after the execution of this Agreement, Parent shall file with the SEC, a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement. Parent and ED&F shall cooperate in good faith with respect to the preparation of, and at least five days prior to the Closing, Parent shall prepare a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by ED&F and its accountant, ("Transaction Form 8-K"). Prior to Closing, Parent and ED&F shall prepare the press release announcing the consummation of the transactions contemplated hereby ("Press Release"). Simultaneously with the Closing, Parent shall file the Transaction Form 8-K with the SEC and distribute the Press Release.

        Section 7.12.    Certain Transfers.

          (a)   Prior to or at the Closing, ED&F shall cause to be transferred or assigned to a Transferred Company (i) all Intellectual Property owned by ED&F or an Affiliate of ED&F (other than a Transferred Company) that is used solely in the Business, (ii) all rights in and to the name "Westway" owned by ED&F or an Affiliate of ED&F (other than a Transferred Company), (iii) each Contract to which ED&F or an Affiliate of ED&F (other than a Transferred Company) is a party that relates solely to the use of Intellectual Property in connection with the Business; provided, however, that upon Closing, ED&F and its Affiliates shall have an "as is," non-exclusive, fully-paid up, worldwide, sublicenseable license to use the Westway name and any common law trademark rights associated therewith in the same manner as used prior to Closing for twelve (12) months immediately following the Closing Date and (iv) the Contracts or other assets and related liabilities listed in Section 7.12(a) of the Disclosure Schedule.

          (b)   Prior to or at the Closing, ED&F shall cause to be transferred or assigned to ED&F or an Affiliate of ED&F that is not a Transferred Company (i) all Intellectual Property that is owned by a Transferred Company and used by ED&F and its Affiliates (other than the Transferred Companies) for purposes unrelated to the Business, (ii) each Contract to which a Transferred Company is a party that relates to Intellectual Property used by ED&F and its Affiliates (other than the Transferred Companies) for purposes unrelated to the Business and (iii) the Contracts or other assets and related liabilities listed in Section 7.12(b) of the Disclosure Schedule.

        Section 7.13.    No Claim Against Trust Account.    Notwithstanding anything else in this Agreement, the ED&F Parties acknowledge that they have read Parent's final prospectus dated May 24, 2007 (the "Prospectus") and understand that Parent has established the trust account at First Republic Bank maintained by Continental Stock Transfer & Trust (the "Trust Account"), initially set in the amount of $119,400,000, for the benefit of the stockholders of Parent who purchased shares in Parent's initial public offering and any of their transferees and that Parent may disburse monies from the Trust Account only (i) to such stockholders in the event of the redemption of their shares or the liquidation of Parent or (ii) to Parent after it consummates an initial Business Combination (as defined in the Prospectus). Each of the ED&F Parties hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account ("Trust Account Claim") and hereby waives any Trust Account Claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent and will not seek recourse against the Trust Account for any reason whatsoever. This paragraph will survive this Agreement and will not expire and will not be altered in any way without the express written consent of Parent.

        Section 7.14.    Collection of Receivables.    ED&F shall, and shall cause the Transferred Companies to, by letter prepared by Parent or the Surviving LLCs (the "Letter") and reasonably acceptable to ED&F, authorize, instruct and direct that the account parties of all accounts, notes and receivables (including insurance proceeds) included in the assets of the Transferred Companies (such parties, the "Seller Account Parties") shall make and deliver all payments relating thereto on or after the Closing to such location, bank and account as Parent or the applicable Surviving LLC shall specify. If any of the Seller Account Parties remits payments on or after the Closing to an ED&F Party, ED&F shall, and shall cause the other ED&F Parties to, deliver all such payments to Parent or the Surviving LLC or pay to Parent or the applicable Surviving LLC an amount equal to such payments and Parent or the applicable Surviving LLC shall reimburse ED&F for its reasonable expenses directly related thereto. If any Person remits payments on or after the Closing to Parent or any Transferred Company which are not due and payable to a Transferred Company, but are instead due and payable to ED&F or a Subsidiary of ED&F that is not a Transferred Company, Parent shall, and shall cause the Transferred Companies to, deliver all such payments to ED&F or pay to ED&F an amount equal to such payments and ED&F shall reimburse Parent or such Transferred Company for its reasonable expenses directly related thereto.

        Section 7.15.    Dividend.    Except as set forth in this Section 7.15, prior to the Closing, Parent shall not declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock. Notwithstanding anything in the previous sentence to the contrary, Parent shall use its best efforts, to the extent permitted under the DGCL and Parent's certificate of incorporation, to cause its board of directors to declare, immediately following the Closing, a special dividend of $1.00 per share payable to each holder of record of Parent Common Stock as of the record date specified in such declaration, which record date shall be no fewer than three nor more than five calendar days after the Closing Date. Such special dividend shall be payable as soon as practicable following such record date. Parent has obtained from Parent Founder a waiver of such special dividend and ED&F agrees to waive its rights and shall cause each other Stock Acquiror to waive its rights to receive such special dividend when declared by the board of directors of Parent.

        Section 7.16.    Revolving Credit Facility.

          (a)   Parent and ED&F shall enter into a revolving credit facility (the "Revolving Credit Facility") at or prior to the Closing having terms and conditions substantially similar to those set forth on Annex D and under which ED&F or one or more of its affiliates (collectively, the "Lender") agree to make revolving credit loans to Parent and/or one or more Subsidiaries of Parent from and after the Closing in an aggregate principal amount at any time outstanding of up to $100,000,000.

          (b)   Parent shall refinance or otherwise repay all amounts of principal and interest outstanding under the Revolving Credit Facility as soon as practicable after the Closing without regard to whether the indicative interest rates, fees and collateral requirements of any available replacement financing are as favorable to Parent as those set forth in the Revolving Credit Facility. As set forth in Annex D and to be set forth in the terms of the Revolving Credit Facility, if Parent fails to refinance or repay all such amounts prior to January 15, 2010 (the "Fee Date"), it shall pay to the Lender by Wire Transfer no later than three Business Days after the Fee Date an amount equal to $1,500,000 or such other amount as may be specified in the Revolving Credit Facility.

        Section 7.17.    Directors and Officers of Parent and the Surviving LLCs.

          (a)   Subject to applicable Law, the parties shall take all necessary action to cause (i) each individual listed in Section 2.5 of the Disclosure Schedule under the caption "Feed Surviving LLC" to be elected to hold the Feed Surviving LLC office listed opposite such individual's name on such Section, (ii) each individual listed in Section 2.5 of the Disclosure Schedule under the caption "Terminal Surviving LLC" to be elected to hold the Terminal Surviving LLC office listed opposite such individual's name on such Section, (iii) each individual listed on Section 2.6 of the Disclosure Schedule under the caption "Feed Surviving LLC" to be elected to serve as a director of Feed Surviving LLC, and (iv) each individual listed on Section 2.6 of the Disclosure Schedule under the caption "Terminal Surviving LLC" to be elected to serve as a director of Terminal Surviving LLC, in each of the cases of the preceding clauses (i) through (iv), at the time of the Closing.

          (b)   Subject to applicable Law, Parent shall take all necessary action to nominate for election to serve as the directors of Parent effective immediately following the Closing the following individuals (collectively, the "Proposed Initial Directors"):

              (i)  Messrs. Philip A. Howell, James B. Jenkins and Gregory F. Holt, who for purposes of the Post-Closing Certificate of Incorporation, the Post-Closing By-laws and the Stockholder's Agreement will be deemed to have been designated as the three directors elected by the holders of Class B Common Stock; and

             (ii)  Messrs. Francis P. Jenkins, Jr., G. Kenneth Moshenek, Peter Harding and John E. Toffolon, Jr., who for purposes of the Post-Closing Certificate of Incorporation, the Post-Closing By-Laws and the Stockholder's Agreement will be deemed to have been designated as the four directors elected by the holders of Class A Common Stock. Parent and the Merger Subs represent and warrant to the ED&F Parties that Mr. Toffolon, Jr. has previously served as a director of a company the shares of which are listed on a national securities exchange or market, is reasonably qualified to serve as a director of Parent, and would, upon election, be an "independent director" of Parent as the term "independent director" is defined in Rule 4200(a)(15) of The Nasdaq Stock Market, LLC.

          (c)   Subject to applicable Law, Parent shall take all necessary action to nominate for election to serve as the Chief Executive Officer of Parent the individual listed in Section 7.17(c) of the Disclosure Schedule under the caption "Chief Executive Officer of Parent."

        Section 7.18.    OTC Bulletin Board Listing.    Parent shall use its commercially reasonable efforts to continue listing of the Parent Common Stock on the OTCBB, provided that Parent and ED&F shall use their commercially reasonable efforts to obtain the listing for trading of the Parent Common Stock on the Nasdaq Stock Market, LLC or the NYSE Alternext US LLC from and after the Closing. Subject to the foregoing proviso, if continued listing is not secured by the Closing, the parties shall continue to use their commercially reasonable efforts after the Closing to obtain such listing.

        Section 7.19.    Trust Account Disbursement.    The Trust Account shall be disbursed to Parent immediately upon the Closing in an amount not less than $137,900,000, less any payments and reserves contemplated hereby, including as follows:

          (a)   Adequate reserves shall be made by Parent for payments to stockholders of Parent electing to convert their shares of Parent common stock into cash as provided in Parent's Amended and Restated Certificate of Incorporation.

          (b)   To the extent permitted under the DGCL and Parent's certificate of incorporation, adequate reserves shall be made by Parent for payment of the special dividend referred to in Section 7.15.

          (c)   All other liabilities of Parent and the Merger Subs due and owing or incurred at or prior to the Closing Date shall be paid as and when due, including all Parent Tax liabilities and the payment at Closing of professional and other fees and expenses related to the transactions contemplated hereby, and adequate reserves shall be made against amounts distributed from the Trust Account therefor.

        Section 7.20.    SEC Reports.    Subject to ED&F's compliance with its obligations under Section 7.10, Parent shall have filed and shall continue to file all Parent SEC Documents required to be filed by it from the Original Agreement Date to the Closing Date and shall have used and shall use its best efforts to do so in a timely manner. Parent shall have caused and shall continue to cause such Parent SEC Documents (i) to be prepared in accordance and comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and (ii) not, at the time they are filed (and if amended or superseded by a filing prior to the Original Agreement Date then on the date of such filing and as so amended or superseded), to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

        Section 7.21.    Ownership and Acquisition of Parent Common Stock.    Except as set forth in Section 7.21 of the Disclosure Schedule and except for shares of Parent Common Stock acquired by the Employee Trust, no ED&F Party nor any of its Affiliates owns beneficially or of record, and during the period from the Original Agreement Date until the Closing, the ED&F Parties shall not have purchased or otherwise acquired and shall not purchase or otherwise acquire, and shall have caused and shall continue to cause their Affiliates not to, purchase or otherwise acquire beneficial or record ownership of, any shares of Parent Common Stock, or any securities convertible into, exchangeable for or carrying the right to acquire, any shares of Parent Common Stock.

ARTICLE VIII

CONDITIONS TO CLOSING

        Section 8.1.    Mutual Conditions.    The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

          (a)   No Injunction.    At the Effective Time, there shall not have been issued and be in effect any Law that makes the consummation of the purchase and sale of the Business illegal.

          (b)   Waiting Periods.    The waiting period (and any extension thereof) under the HSR Act and any waiting period or comparable period under similar foreign antitrust or competition laws applicable to the transactions contemplated hereby shall have expired or shall have been terminated.

          (c)   Parent Stockholder Approval.    The Parent Stockholder Approval shall have been obtained.

          (d)   Parent Common Stock.    Holders of less than 40% of the shares of Parent Common Stock issued in Parent's initial public offering of securities and outstanding immediately before the Closing shall have exercised their rights to convert their shares into a pro rata share of the Trust Account in accordance with Parent's amended and restated certificate of incorporation as currently in effect.

          (e)   Revolving Credit Facility.    The Revolving Credit Facility shall be in full force and effect, with all conditions to funding satisfied.

        Section 8.2.    Conditions to the Obligations of Parent and the Merger Subs.    The obligations of Parent and the Merger Subs to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment prior to or at Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent and the Merger Subs to the extent permitted by applicable Law:

          (a)   Representations and Warranties.    The representations and warranties of the ED&F Parties contained in this Agreement, disregarding all qualification as to Business Material Adverse Effect or materiality, shall be true and correct as of the Original Agreement Date and as of immediately prior to the Closing (other than representations and warranties which address matters only as of a particular date, in which case such representations and warranties shall be true and correct, on and as of such particular date), with the same force and effect as if then made, except to the extent that the failure to be true and correct would not have, or reasonably be expected to have, a Business Material Adverse Effect; and Parent and the Merger Subs shall have received a certificate to such effect from each of the ED&F Parties, signed by an authorized representative of each such ED&F Party.

          (b)   Agreements and Covenants.    Each of the ED&F Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date and Parent and the Merger Subs shall have received a certificate to such effect from the ED&F Parties signed by an authorized representative of the ED&F Parties.

          (c)   Officer's Certificate.    The ED&F Parties shall have delivered to Parent and the Merger Subs:

              (i)  the certificate of formation and the certificates of incorporation or other formation documents of each of the Transferred Companies certified by the Secretary of State or other Governmental Authority of each of their jurisdictions of organization; and

             (ii)  (A) copies of the resolutions of the board of directors or other governing body of each ED&F Party authorizing and approving this Agreement, the relevant Ancillary Agreements and all of the transactions and agreements contemplated hereby and thereby; (B) the limited liability company agreement, bylaws or other governing instruments of each of the ED&F Parties, as currently in effect; and (C) the names of the officer or officers of each of the ED&F Parties authorized to execute this Agreement and the Ancillary Agreement and any and all other documents, agreements and instruments contemplated herein, all certified by any authorized representative of an ED&F Party to be true, correct, complete and in full force and effect as of the Closing Date.

          (d)   Certain Consents.    Of the consents, authorizations or approvals required to be obtained under the Contracts listed on Section 8.2(d) of the Disclosure Schedule under the caption "Port Leases" (the "Port Leases") from any party thereto (other than a Transferred Company) in connection with the execution and delivery of this Agreement and the consummation of the Closing hereunder ("Port Lease Third Party Consents"), the ED&F Parties shall have obtained or caused to be obtained Port Lease Third Party Consents under those of such Port Leases that collectively accounted for at least 80% of the aggregate revenues attributable to all of such Port Leases for the 11 month period ended September 30, 2008, in each case in substance and form reasonably satisfactory to Parent, and no such consents, authorizations or approvals shall have been revoked. Of the consents, authorizations or approvals required to be obtained under the Contracts listed on Section 8.2(d) of the Disclosure Schedule under the caption "Commercial Contracts" from any party thereto (other than a Transferred Company) in connection with the execution and delivery of this Agreement and the consummation of the Closing hereunder ("Commercial Contract Third Party Consents"), the ED&F Parties shall have obtained or caused to be obtained all Commercial Contract Third Party Consents under at least half of such Contracts, in each case in substance and form reasonably satisfactory to Parent, and no such consents, authorizations or approvals shall have been revoked.

          (e)   Additional Agreements.    The Ancillary Agreements shall have been executed by the parties thereto.

        Section 8.3.    Conditions to the Obligations of the ED&F Parties.    The obligations of the ED&F Parties to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part by ED&F to the extent permitted by applicable Law:

          (a)   Representations and Warranties.    The representations and warranties of Parent and the Merger Subs contained in this Agreement, disregarding all qualification as to Parent Material Adverse Effect or materiality, shall be true and correct as of the Original Agreement Date and as of immediately prior to the Closing (other than representations and warranties which address matters only as of a particular date, in which case such representations and warranties shall be true and correct, on and as of such particular date), with the same force and effect as if then made except to the extent that the failure to be true and correct would not have, or reasonably be expected to have, a Parent Material Adverse Effect; and the ED&F Parties shall have received a certificate to such effect from Parent and the Merger Subs, signed by an authorized representative of Parent and the Merger Subs.

          (b)   Agreements and Covenants.    Parent and the Merger Subs shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date and the ED&F Parties shall have received a certificate to such effect from Parent and Merger Sub signed by an authorized representative of Parent and Merger Sub.

          (c)   Directors of Parent; Certificate of Incorporation and By-Laws.    The Proposed Initial Directors shall have been duly elected as the directors of Parent, effective as of the Closing, in accordance with applicable Law and Parent's Organizational Documents and the Post-Closing Certificate of Incorporation shall have been duly filed with the Secretary of State of the State of Delaware, shall have become effective under the laws of the State of Delaware and shall not have been amended, modified or repealed, and the By-Laws of Parent shall have been amended and restated in the form of Exhibit M (the "Post-Closing By-Laws"), in accordance with applicable Law and Parent's Organizational Documents.

          (d)   Officer's Certificate.    Parent and the Merger Subs shall have delivered to the ED&F Parties:

            (i)  the certificate of incorporation of Parent and the certificate of formation of each Merger Sub certified by the Secretary of State of the State of Delaware; and

           (ii)  (A) copies of Parent and the Merger Subs' resolutions of their boards of directors or other governing body authorizing and approving this Agreement, the Ancillary Agreements and all of the transactions and agreements contemplated hereby and thereby; (B) the bylaws, limited liability company agreement or similar governing instruments of Parent and the Merger Subs; and (C) the names of the officer or officers of Parent and the Merger Subs authorized to execute this Agreement, the Ancillary Agreements and any and all documents, agreements and instruments contemplated herein, all certified by the Secretary of Parent and each Merger Sub to be true, correct, complete and in full force and effect as of the Closing Date.

          (e)   Additional Agreements.    The Ancillary Agreements shall have been executed by the parties thereto.

          (f)    Trust Account.    Parent shall have made appropriate arrangements reasonably satisfactory to ED&F to have the Trust Account, which shall contain no less than $137,900,000 as described in Section 6.21, disbursed to Parent upon the Closing in accordance with Section 7.13 and Section 7.19.

          (g)   SEC Compliance.    Immediately prior to Closing, Parent shall be in compliance in all material respects with the reporting requirements applicable to it under the Exchange Act.

 ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

        Section 9.1.    Termination.    This Agreement may be terminated at any time prior to the Closing Date:

          (a)   by mutual written consent of Parent and ED&F;

          (b)   by either Parent or ED&F, if the Closing has not occurred on or before May 30, 2009 (the "Outside Date"); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

          (c)   by either Parent or ED&F, if a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which has become final and non-appealable, and which permanently restrains, enjoins or otherwise prohibits the transactions contemplated hereby;

          (d)   by either Parent or ED&F, if, at the Parent Stockholders' Meeting (including any adjournments thereof), this Agreement and the transactions contemplated hereby shall fail to be approved and adopted by the affirmative vote of the holders of Parent Common Stock required under Parent's certificate of incorporation, or the holders of 40% or more of the number of shares of Parent Common Stock issued in Parent's initial public offering and outstanding as of the date of the record date of the Parent Stockholders' Meeting exercise their rights to convert the shares of Parent Common Stock held by them into cash in accordance with Parent's amended and restated certificate of incorporation in effect as of the Original Agreement Date;

          (e)   by Parent, if it and the Merger Subs are not in material breach of their obligations under this Agreement and if (i) at any time any of the representations and warranties of the ED&F Parties herein become untrue or inaccurate such that Section 8.2(a) would not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 9.1(e)); or (ii) there has been a breach on the part of any ED&F Party of any of their covenants or agreements contained in this Agreement such that Section 8.2(b) would not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 9.1(e)), and, in both cases (i) and (ii), such breach has not been cured within 30 days after written notice to ED&F, if curable; or

          (f)    by ED&F, if neither it nor any of the other ED&F Parties is material breach of its obligations under this Agreement, and if (i) at any time any of the representations and warranties of Parent and the Merger Subs herein become untrue or inaccurate such that Section 8.3(a) would not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 9.1(f)); or (ii) there has been a breach on the part of Parent and the Merger Subs of any of their covenants or agreements contained in this Agreement such that Section 8.3(b) would not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 9.1(f)), and, in both cases (i) and (ii), such breach has not been cured within 30 days after written notice to Parent, if curable.

        Section 9.2.    Manner of Exercise.    In the event of termination by Parent or ED&F, or both, authorized by Section 9.1, written notice thereof shall forthwith be given to the other party by the terminating party and this Agreement shall terminate.

        Section 9.3.    Effect of Termination.    If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement will terminate and become void and of no force and effect, except that (a) the obligations in this ARTICLE IX, Section 7.1(b), Section 7.13, Section 10.3 and ARTICLE XI will survive termination of this Agreement and (b) nothing herein shall relieve any party from liability for any willful breach of this Agreement; provided, however, that liabilities hereunder (i) shall not include any consequential, special, indirect or punitive damages (except to the extent any such consequential, special, incidental, indirect or punitive damages are paid to a third party in a third party claim), but (ii) may, notwithstanding clause (i), include losses, claims, damages, liabilities, penalties and reasonable costs and expenses attributable to diminution of value (including lost profits to the extent that a court applying New York law would take lost profits into account in determining the amount of any diminution of value).

        Section 9.4.    Waiver.    At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X

SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

        Section 10.1.    Survival; Knowledge of Breach.

          (a)   The representations and warranties of the ED&F Parties contained in Article V and the representations and warranties of Parent and Merger Sub contained in Article VI shall survive the Closing until the date that is the first anniversary of the Closing Date, and except for:

              (i)  the representations and warranties set forth in Section 5.1 (Organization and Qualification; Subsidiaries), Section 5.2 (Authorization) and Section 5.4 (Transferred Companies) (collectively, the "ED&F Fundamental Representations") and in Section 6.1 (Organization), Section 6.2 (Authorization), and Section 6.7 (Capitalization), which shall survive indefinitely;

             (ii)  the representations and warranties set forth in Section 5.17 (Taxes) and Section 5.28 (Proxy Statement), which shall survive until the date that is 30 days after the expiration of the applicable statute of limitations; and

            (iii)  the representations and warranties set forth in Section 5.15 (Employee Benefit Matters), which shall survive until the date that is the second anniversary of the Closing Date;

  provided, however, that (x) any obligations under Section 10.2(a) and Section 10.2(b) shall not terminate with respect to any Losses as to which the Indemnified Party shall have given notice in accordance with Section 10.3 to the Indemnifying Party before the termination of the survival period set forth above, (y) the covenants and agreements contained in this Agreement to be fully performed or complied with at or prior to the Closing shall expire upon the Closing and (z) each covenant and agreement contained in this Agreement to be performed or complied with after the Closing shall expire on the date that is six months after the date that such covenant or agreement is required to be fully performed or complied with.

          (b)   The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement or any Ancillary Agreements shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement. The waiver of any condition based on the accuracy of any representation, or warranty, or on the performance of or compliance with any such covenant or agreements, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and agreements.

        Section 10.2.    Indemnification.

          (a)   Subject to the other limitations set forth in this ARTICLE X, ED&F and Holdings agree to indemnify and hold harmless Parent, the Surviving LLCs, their Affiliates, successors and assigns and each of their officers, directors, employees and agents (collectively, the "Parent Indemnified Parties") without duplication against and in respect of any and all Losses of the Parent Indemnified Parties (including, after the Closing, the Transferred Companies), to the extent resulting or arising from:

              (i)  any breach of the representations and warranties of the ED&F Parties set forth in ARTICLE V;

             (ii)  any nonfulfillment of, or failure to comply with, any covenant of the ED&F Parties set forth in this Agreement;

            (iii)  any ED&F Indemnifiable Taxes;

            (iv)  the matters set forth in Section 10.2(a)(iv) of the Disclosure Schedule (the "Additional Indemnification Matters"); or

             (v)  the ownership or operation by any Transferred Company prior to the Closing of any asset or business that, immediately after the Closing, will not be owned or operated by, or otherwise constitute a part of the Business of, any Transferred Company (the "Designated Pre-Closing Activities").

          (b)   Subject to the other limitations set forth in this ARTICLE X, Parent and the Surviving LLCs agree to indemnify and hold harmless the ED&F Parties, their Affiliates, successors and assigns and each of their officers, directors, employees and agents (collectively, the "Seller Indemnified Parties") without duplication against and in respect of any and all Losses of Seller Indemnified Parties to the extent resulting or arising from:

              (i)  any breaches of the representations and warranties of Parent and the Merger Subs set forth in ARTICLE VI;

             (ii)  any nonfulfillment of, or failure to comply with, any covenant of Parent or the Merger Subs set forth in this Agreement;

            (iii)  any Parent Indemnifiable Taxes; or

            (iv)  the termination of employment of any Transferred Employee by Parent or any of its Affiliates after the Effective Time or any modification, amendment or termination of any benefit plan, program, agreement or arrangement by Parent of any of its Affiliates following the Effective Time.

          (c)   Except as otherwise required by Law, any payment pursuant to this ARTICLE X shall be treated as an adjustment to the Stock Sale Consideration up to the Stock Sale Consideration and as an indemnity for the excess. Any payment to be made to any Indemnified Party under this

  Agreement shall be made to an account or accounts designated by such Indemnified Party not less than two Business Days prior to such payment for one or more Indemnified Parties.

        Section 10.3.    Method of Asserting Claims, etc.

          (a)   Subject to Section 7.5, all claims for indemnification by any Indemnified Party hereunder shall be asserted and resolved as set forth in this Section 10.3. An Indemnified Party entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by, or an action, proceeding or investigation instituted by, any Person (whether or not a party to this Agreement) (an "Indemnity Claim"), must notify the Indemnifying Party in writing, and in reasonable detail, of the Indemnity Claim as promptly as practicable after such Indemnified Party learns of the Indemnity Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder unless the Indemnifying Party shall have been actually prejudiced as a result of such failure. Such written notice (the "Claim Notice") shall (i) describe such Indemnity Claim in as much detail as is reasonably practicable, including a reference to sections of this Agreement which form the basis for such claim, and (ii) to the extent possible, set forth the amount or the estimated amount thereof (which estimate shall not be conclusive of the final amount of such claim and demand) along with copies of all written evidence thereof.

          (b)   If an Indemnity Claim is made against an Indemnified Party by a third party (a "Third Party Claim") (except with respect to a Tax Proceeding, which shall be exclusively governed by Section 7.5), such Indemnified Party shall promptly, but in no event more than 30 days following such Indemnified Party's receipt of such Third Party Claim, deliver a Claim Notice to the Indemnifying Party with respect thereto; provided, however, that failure to provide such notice within the time period required shall not affect the Indemnified Party's right to indemnification hereunder except to the extent the Indemnifying Party was materially prejudiced thereby. The Indemnifying Party shall have 30 days from the personal delivery or mailing of the Claim Notice (the "Notice Period") to notify the Indemnified Party whether or not it desires to defend the Indemnified Party against such Third Party Claim. Without the prior written consent of the Indemnified Party, the Indemnifying Party shall not have the right to assume the defense of any Third Party Claim described in a Claim Notice that (i) seeks an injunction or other equitable relief as a primary remedy, (ii) is a criminal claim, or (iii) primarily relates to a claim or demand of, or a dispute with, a material customer of the Business. All costs and expenses incurred by the Indemnifying Party in defending such claim or demand shall be a liability of, and shall be paid by, the Indemnifying Party. In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to assume the defense of a Third Party Claim, except as herein provided, the Indemnifying Party shall have the right to do so by appropriate proceedings. If the Indemnifying Party has the right to and elects to assume the defense of a Third Party Claim, the Indemnifying Party shall select counsel, contractors and consultants of recognized standing and competence; shall take all steps reasonably necessary in the defense or settlement of such Third Party Claim; and shall diligently pursue the resolution of such Third Party Claim. If the Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense, it being understood that the Indemnifying Party shall control such defense; provided, however, that the Indemnifying Party shall pay all reasonable fees, costs and expenses of one outside counsel in connection with such participation (i) if it requests the Indemnified Party to participate or (ii) if in the reasonable written opinion of outside counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make joint representation of the Indemnifying Party and the Indemnified Party impermissible under applicable standards of professional conduct. If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, all of the parties hereto shall reasonably cooperate in the defense or prosecution thereof. Subject to attorney-client privilege, such cooperation shall include the retention and (upon the Indemnifying Party's reasonable request) the provision to the Indemnifying Party of records and information which are relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided, however, that any out-of-pocket cost incurred by the Indemnified Party in connection with such copying or employee availability shall be at the Indemnifying Party's expense. If the Indemnifying Party has assumed the defense of a Third Party Claim, the Indemnifying Party may only settle or compromise a Third Party Claim with the Indemnified Party's prior written consent (which consent shall not be unreasonably withheld or delayed); provided, however, that the Indemnifying Party may settle or compromise such a Third Party Claim without the written consent of the Indemnified Party if such settlement or compromise (x) provides solely for the payment of money by the Indemnifying Party and includes a complete and unconditional release of the Indemnified Party from all liability in respect of such Third Party Claim and (y) does not subject the Indemnified Party to any injunctive relief or other equitable remedy. If the Indemnifying Party does not defend the Indemnified Party against a Third Party Claim for which the Indemnifying Party has an indemnification obligation hereunder, whether by not giving the Indemnified Party timely notice as provided above or otherwise, then the amount of any such Third Party Claim, or, if the same be contested by the Indemnified Party, then that portion thereof as to which such defense is unsuccessful shall be the liability of the Indemnifying Party hereunder, subject to the limitations set forth in this ARTICLE X, provided that whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnified Party shall not settle or compromise any Third Party Claim, or consent to the entry of any judgment, without the prior written consent of the Indemnifying Party.

        Section 10.4.    Limitations on Indemnification.

          (a)   Except with respect to breaches of the ED&F Fundamental Representations and of the representations and warranties in Section 5.17 (Taxes), ED&F and Holdings shall not be required to indemnify or hold harmless the Parent Indemnified Parties for Losses under clauses (i), (iv) or (v) of Section 10.2(a) until the aggregate amount of all such Losses with respect to which a Claim Notice was delivered in accordance with Section 10.3 exceeds $7,000,000 (the "Basket Amount"), in which event ED&F and Holdings shall be obligated to indemnify the Parent Indemnified Parties for all Losses in excess of the Basket Amount.

          (b)   Except with respect to breaches of the ED&F Fundamental Representations and of the representations and warranties in Section 5.17 (Taxes) and in Section 5.28 (Proxy Statement), ED&F and Holdings shall not be required to indemnify or hold harmless the Parent Indemnified Parties for Losses under Section 10.2(a)(i) in the aggregate in excess of $30,000,000 (the "Cap").

          (c)   ED&F and Holdings shall not be required to indemnify or hold harmless the Parent Indemnified Parties for any Losses arising or resulting from any breach of Section 5.28 (Proxy Statement) except to the extent such Losses arise in connection with a Third Party Claim.

          (d)   Notwithstanding anything in this Agreement to the contrary, neither ED&F nor Holdings shall have any liability under Section 10.2(a) for any individual item or series of related items where the Loss relating thereto is less than $75,000 and such items shall not be aggregated for purposes of Section 10.4(a); provided, however, that, solely for purposes of determining whether the amount of a Loss for a Tax indemnifiable under Section 10.2(a)(iii) is less than $75,000, no offset or reduction for any other Tax included in the determination of Merger Closing Date Net Indebtedness or Stock Sale Closing Date Net Indebtedness shall be taken into consideration.

          (e)   Notwithstanding anything in this Agreement to the contrary, except with respect to Losses resulting or arising from (i) ED&F Indemnifiable Taxes, (ii) breaches of the ED&F Fundamental Representations or the representations and warranties in Section 5.17 (Taxes) and (iii) the

  Designated Pre-Closing Activities, the aggregate liability of ED&F and Holdings for Losses under Section 10.2(a) shall not in any event exceed the Adjusted Stock Sale Purchase Price.

          (f)    Notwithstanding anything in this Agreement to the contrary, neither ED&F nor Holdings shall have any obligation to indemnify or hold harmless any Parent Indemnified Party with respect to any Losses resulting or arising from any breach of the representations and warranties contained in Section 5.15 (Environmental Matters), any Additional Indemnification Matter or any claim relating to any environmental matters, Environmental Liabilities, Hazardous Substances or Environmental Laws to the extent any such Loss or claim relates to, arises out of or is triggered by any condition that is discovered or identified as a result of any environmental investigation, testing or sampling conducted by or on behalf of Parent after the Closing other than any such investigation, testing or sampling that is (i) required by a Governmental Authority (except to the extent such requirement results from a condition caused by the Parent after the Closing or results from the solicitation or encouragement of Parent or its Affiliates after the Closing) or (ii) required by a third party purchaser in connection with the sale of a terminal facility.

          (g)   For purposes of this ARTICLE X, the determination of (i) whether there has been a breach of a representation or warranty and (ii) Losses resulting or arising from such breach shall be made without regard to any materiality qualification (including any reference to Business Material Adverse Effect or Parent Material Adverse Effect), except for such qualifications contained in the representations and warranties set forth in Sections 5.5(c), Section 5.5(e) , the first sentence of Section 5.6, and Sections 5.11(a), 5.11(c), 5.11(f), 5.12(g) and 5.28.

          (h)   Notwithstanding anything in this Agreement to the contrary, a Parent Indemnified Party's right to commence any claim under clauses (iv) and (v) of Section 10.2(a) shall terminate on the date that is the second anniversary of the Original Agreement Date, and neither ED&F nor Holdings shall have any obligation to indemnify or hold harmless any Parent Indemnified Party under clauses (iv) and (v) of Section 10.2(a) unless and except to the extent that a bona fide Claim Notice specifically relating thereto is delivered prior to such date in accordance with Section 10.3(a).

          (i)    Notwithstanding anything in this Agreement to the contrary, neither ED&F nor Holdings shall have any obligation to indemnify or hold harmless any Parent Indemnified Party under Section 10.2(a)(v) to the extent the claim for indemnification relates to any environmental matters, Environmental Liabilities, Hazardous Substances or Environmental Laws.

        Section 10.5.    Losses Net of Insurance, etc.    The amount of any Loss for which indemnification is provided shall be net of (i) any amounts actually recovered by the Indemnified Party (which shall include a party receiving payment) pursuant to any indemnification by or indemnification or other agreement with any third party, (ii) any insurance proceeds or other cash receipts or sources of reimbursement actually received as an offset against such Loss (net of any costs incurred to recover such amounts, proceeds or receipts, such as deductibles, all handling and collection charges by any claims handler appointed by ED&F and Holdings and any increased premiums, including retroactive premium increases, associated with such recovery or the Tax actually incurred in connection with such amounts, proceeds or receipts), (iii) the value of any Tax benefit actually realized by the Indemnified Party as a result of such Loss within five years following the incurrence of any such Loss; it being understood that if the Indemnified Party receives any Tax benefit in respect of any Loss after the Indemnified Party has been indemnified therefor by an Indemnifying Party, the Indemnified Party shall promptly remit in cash the amount of such Tax benefit to such Indemnifying Party; provided that the Indemnified Party shall be required to use commercially reasonable efforts to obtain all amounts described in clauses (i) – (iii) of this Section 10.5, and (iv) any amounts set forth, provided for or reserved against in the Merger Closing Balance Sheet, the Stock Sale Closing Balance Sheet or the Financial Information. If under the terms of this Agreement one party is liable to indemnify or reimburse another party the payment shall, if required by law, include an amount equal to any VAT thereon not otherwise recoverable by the other party, subject to that other party using all commercially reasonable efforts to recover such amount of VAT as may be practicable. For the avoidance of doubt, all indemnification payments due under this ARTICLE X shall be made in the currency in which the loss was incurred (except as specified below). For purposes of the Basket, the Cap and other dollar denominated limitations on indemnification, foreign currencies shall be converted into U.S. dollars using the exchange rate at which such foreign currencies are offered on the date on which an indemnification payment is made for U.S. dollars as reported in The Wall Street Journal on the day following the day on which payment is made.

        Section 10.6.    Sole Remedy.    The parties hereto acknowledge and agree that after the Closing, the indemnities provided in Section 10.2 shall be the sole and exclusive remedy of the parties at law or in equity for any breach of representation, warranty, covenant or agreement or other claim arising out of this Agreement, provided that nothing contained herein shall limit any party's remedies in respect of any intentional misrepresentation or omission by any other party.

        Section 10.7.    Mitigation.    Each of the parties agrees to take all reasonable steps to mitigate their respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Loss that is indemnifiable hereunder.

        Section 10.8.    No Set-Off.    Neither Parent nor ED&F or any of their Affiliates shall have any right to set-off any Losses against any payments, or deduct from, holdback or otherwise reduce in any manner, any payments to be made by any of them pursuant to this Agreement, the Ancillary Agreements, or otherwise.

        Section 10.9.    Provisions in Financial Information.    No ED&F Party shall have any liability under this Agreement in respect of any Indemnity Claim if and to the extent that proper allowance, provision or reserve is made in the Financial Information for the matter or matters giving rise to the Indemnity Claim.

ARTICLE XI

MISCELLANEOUS

        Section 11.1.    Notices.    All notices, requests, claims, instructions, demands and other communications to be given hereunder by any party hereto to any other party must be in writing and will be deemed to have been duly given or made if (a) delivered personally, (b) mailed by certified or registered mail with postage prepaid, (c) sent by next-Business Day or overnight mail or delivery or (d) sent by facsimile (provided that delivery of such facsimile is promptly confirmed) to the parties at the following addresses (or at such other address for a party as is specified by like notice):

    If to Parent and the Merger Subs, to:

    c/o Shermen WSC Acquisition Corp.
    230 Park Avenue
    Suite 1000
    New York, NY 10169
    Attention: Chief Executive Officer
    Facsimile: (212) 332-2475

    with a copy (which shall not constitute notice) to:

    Dechert LLP
    Cira Centre
    2929 Arch Street

    Philadelphia, PA 19104
    Attention: Craig L. Godshall, Esq.
    Facsimile: (215) 994-2222

    If to the ED&F Parties, to:

    Cottons Centre
    Hay's Lane
    London SE1 2QE
    England
    Attention: Philip Howell
    Facsimile: +44 207 089 8112

    with a copy (which shall not constitute notice) to:

    Dewey & LeBoeuf LLP
    1301 Avenue of the Americas
    New York, NY 10019
    Attention: Alexander M. Dye, Esq.
    Facsimile: (212) 259-6333

All such notices, requests, claims, instructions, demands and other communications will be deemed to have been received (w) if by personal delivery, upon the day of such delivery, (x) if by certified or registered mail, on the fifth Business Day after the mailing thereof, (y) if by next-Business Day or overnight mail or delivery, upon the day of delivery or (z) if by facsimile prior to 5:00 P.M. in the place of receipt, on the day on which such facsimile was sent (or at the beginning of the recipient's next Business Day if not received prior to such time), provided that a copy is also sent on the same day in the manner provided in clauses (a), (b) or (c) of this Section 11.1.

        Section 11.2.    Exhibits and Schedules.    All exhibits and schedules attached hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any matter disclosed in any section of the Disclosure Schedule shall be deemed to be disclosed in all other sections of the Disclosure Schedule where it is reasonably apparent on its face that the matters so disclosed are applicable to such other sections. Disclosure of any item in a section of the Disclosure Schedule shall not be deemed an admission that such item represents a material item, fact, exception of fact, event or circumstance or that occurrence or non-occurrence of any change or effect related to such item would result in a Business Material Adverse Effect, a Parent Material Adverse Effect or a material adverse effect on the ability of any party to consummate any of the transactions contemplated hereby.

        Section 11.3.    Time of the Essence; Computation of Time.    Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a day that is not a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

        Section 11.4.    Expenses.    Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided herein, each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated herein; provided, however, that, if the Closing is consummated, all accountants fees and expenses incurred by any party hereto in connection with (a) the audit of any financial statements relating to the Business or any Transferred Company or (b) the preparation, filing, amendment and distribution of the Proxy Statement shall be paid by Parent. Any transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid, or caused to be paid 50% by ED&F and 50% by Parent, and, subject to Section 7.5(g), all necessary Tax

Returns and other documentation with respect to all such transfer Taxes, fees and charges shall be filed by the party required by Law to file them.

        Section 11.5.    Governing Law.    This Agreement and the rights and duties of the parties hereto hereunder will be governed by and construed in accordance with the Laws of the State of New York, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the Laws of another jurisdiction. The parties irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the New York State Supreme Court in the Borough of Manhattan, in any action arising out of or relating to this Agreement. The parties irrevocably agree that all claims in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated hereby, or with respect to any such action or proceeding, will be heard and determined in such a New York federal or State court, and that such jurisdiction of such courts with respect thereto will be exclusive, except solely to the extent that all such courts lawfully decline to exercise such jurisdiction. Each party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document or in respect of any such transaction, that it is not subject to such jurisdiction. Each party hereby waives, and agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.1 or in such other manner as may be permitted by Law, will be valid and sufficient service thereof.

        Section 11.6.    Assignment; Successors and Assigns; No Third Party Rights.    Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

        Section 11.7.    Counterparts.    This Agreement may be executed in one or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a mutually executed counterpart to this Agreement.

        Section 11.8.    Titles and Headings.    The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

        Section 11.9.    Entire Agreement.    Except as otherwise contemplated herein, this Agreement and the Ancillary Agreements (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof (other than the Confidentiality Agreement); and (b) other than parties to the Ancillary Agreements are not intended to confer upon any other Persons any rights or remedies hereunder or thereunder. The parties acknowledge that each of the parties hereto participated in the drafting of this Agreement and the Ancillary Agreements and agree that any rule of Law or any legal decision that may or would require interpretation of any alleged ambiguities in this Agreement or the Ancillary Agreements against the party that drafted it has no application and is expressly waived. In the event of a conflict or inconsistency between the terms of this Agreement (including the representations, warranties, covenants and indemnification provisions hereof) and the terms of any other documents delivered or required to be delivered in connection with the consummation of the transactions contemplated by this Agreement, the parties acknowledge and agree that the terms of this Agreement shall supersede such conflicting or inconsistent terms in such other documents and the terms of this Agreement shall define the rights and obligations of the parties and their respective officers, directors, employees, stockholders and Affiliates with respect to the subject matter of such conflict or inconsistency.

        Section 11.10.    Severability.    The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by Law.

        Section 11.11.    No Strict Construction.    Each of the parties hereto acknowledges that this Agreement has been prepared jointly by the parties hereto, and is not to be strictly construed against either party. As a consequence, the parties do not intend that the presumptions of any Laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.

        Section 11.12.    Specific Performance.    The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 11.5, in addition to any other remedy to which they are entitled at Law or in equity.

        Section 11.13.    Waiver of Jury Trial.    Each of the parties hereto waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement or any course of conduct, course of dealing, verbal or written statement or action of any party hereto.

        Section 11.14.    Failure or Indulgence not Waiver.    No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or parties exercise of any such right preclude any other or further exercise thereof or any other right.

All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

        Section 11.15.    Amendments.    This Agreement may be amended, at any time prior to the Effective Time, by action taken by ED&F, Holdings, Westway Terminal, Westway Feed, Parent and the Merger Subs, and after the Closing by ED&F, Holdings, Parent and the Surviving LLCs. This Agreement (including the provisions of this Section 11.15) may not be amended or modified except by an instrument in writing signed on behalf of all of the parties required pursuant to the preceding sentence.

[Signature Pages Follow]

        IN WITNESS WHEREOF, the parties hereto have caused this Transaction Agreement to be duly executed as of the day and year first above written.

SHERMEN WSC ACQUISITION CORP.
By:	Name: Title:
TERMINAL MERGER SUB LLC
By:	Name: Title:
FEED MERGER SUB LLC
By:	Name: Title:
ED&F MAN HOLDINGS LIMITED
By:	Name: Title:
WESTWAY HOLDINGS CORPORATION
By:	Name: Title:
WESTWAY TERMINAL COMPANY INC.
By:	Name: Title:
WESTWAY FEED PRODUCTS, INC.
By:	Name: Title:

 Annex A to the Transaction Agreement

PURCHASED COMPANIES

Westway Terminals UK Limited
Westway (Australia) Pty Ltd.
Westway Terminals Nederland B.V.
ED& F Man Korea Limited
Westway Terminal Poland Sp. zo.o
Westway Terminals Hibernian Limited
ED&F Man Liquid Products Inc. (including its successor pursuant to Section 7.5(f))
Westway Terminals Esbjerg ApS

Annex B to the Transaction Agreement

APPLICABLE ACCOUNTING PRINCIPLES

Westway Group, Inc.
Accounting Policies and Guidelines

Purpose

        The purpose of this document is to:

  •
  set out the principal accounting policies, practices and procedures (the "Accounting Policies of Westway Group, Inc. ("Westway") and its combined subsidiaries (collectively with Westway, the "Group");

  •
  provide guidance on the specific application of the Accounting Policies; and

  •
  serve as the "Applicable Accounting Principles" for purposes of the Transaction Agreement effecting the Sale Transaction (as defined below).

Application

        These Accounting Policies are mandatory and are consistent with accounting principles generally accepted in the United States of America ("U.S. GAAP"), and should be applied without exception. Whilst the Group must comply with the requirements of U.S. GAAP, within this framework the Group will continue to comply with the accounting policies and practices adopted in recent years and described herein. Financial controllers of the Group are responsible for ensuring that the results or balances for their divisions or operating units are in compliance with these Accounting Policies.

Basis of Presentation

        The Group prepares its financial statements in conformity with U.S. GAAP. The consolidated financial statements for those-businesses of the Group transferred by ED&F Man Holdings Ltd. ("ED&F Man") (including in connection with the sale of ED&F Man's bulk liquid storage business and its U.S. and Australian animal feed business (the "Sale Transaction")) have been prepared using the historical cost basis of accounting.

        Transactions between (i) any member of the Group and (ii) ED&F Man and its affiliates are herein referred to as "related party" or "affiliated" transactions. All significant intercompany balances and transactions (those between the companies within the Group) have been eliminated.

Foreign Currencies

        The Group's consolidated financial statements are presented in United States Dollars ('presentational currency') as this is the functional currency for the majority of the Group's operations.

Foreign Exchange Consolidation Accounting

        The financial statements of subsidiaries and associated undertakings whose functional currency are not United States Dollars are retranslated at the rate of exchange ruling at the balance sheet date. The results and cashflows of these undertakings are translated at average rates for the period. The exchange differences arising on the retranslation of opening net assets, together with the differences between the results of these undertakings translated at the average rates for the period and the rate at the balance sheet date, are taken directly to the Cumulative Translation Reserve.

        All other translation differences are taken to the statement of operations with the exception of differences on foreign currency borrowings, to the extent that they are used to finance foreign equity investments and meet the definition of an effective net investment hedge. In these circumstances, the translation differences are taken directly to the Cumulative Translation Reserve as a component of Other Comprehensive Income.

Transactional Foreign Exchange

        Transactions undertaken by each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('functional currency'). Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction or an average rate for the period. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the statement of operations.

Consolidation

        Westway is required to consolidate the results, cashflows and balance sheets of those entities in which it owns more than 50% of the shares unless it does not have control of the relevant business or entity. For example, Westway's investment in Champion Liquid Feeds Pty Ltd (of which Westway (indirectly through a wholly owned subsidiary) owns 50% of the capital stock and over which Westway exercises significant influence, but not control), is accounted for using the equity method of accounting. Pursuant to the revised Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," Westway also combines any Variable Interest Entities ("VIEs") of which it is the primary beneficiary. Westway currently is not the primary beneficiary of any such entities and therefore no VIEs are included in the combined financial statements of the Group.

Revenue Recognition

        Revenues of the Group are derived from Westway's global bulk liquid storage and supplements businesses. Revenue generated from the bulk liquid storage business is generated from three primary sources: fixed income, volume or throughput income and income from ancillary services. Each of these is recorded net of any discounts or volume rebates. Fixed income reflects the revenue generated from contracts for storage capacity at each of our terminals and are typically based on a fixed fee per month for tank rental or input into or output from storage tanks or a combination of both. Throughput income reflects the variable income arising in direct proportion to the volume of liquid entering or exiting each location, normally based tonnage. Ancillary income reflects the revenue arising from customer specific storage requirements including energy, overtime and other infrastructure costs.

        Revenue generated in the liquid supplements business typically reflects the sales price of commodities manufactured, and the complexity in manufacturing or blending process and specific customer requirements.

        The Group recognizes revenue arising from each of these sources in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements which requires four basic criteria to be met before revenue can be recognized:

  •
  persuasive evidence that an arrangement exists;

  •
  delivery has occurred or services have been rendered;

  •
  the fee is fixed or determinable; and

  •
  collectability is reasonably assured.

        The Group provides for sales returns and allowances as a reduction of revenues at the time of shipment based on historical experience and specific identification of an event necessitating an allowance. Estimates for sales returns and allowances require a considerable amount of judgment on the part of management.

Accounts Receivable

        The Group maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Accounts receivable should be provided for in full if they remain uncollected for a period of 90 days or more. Additional specific provisions should be recorded in accordance with U.S. GAAP. Product returns should be provided for based on the history of return, or without provision where there is no history of returns.

Investments in Affiliates

        Investments in affiliates are accounted for by the equity method. We have evaluated our relationships with affiliates and have determined that these entities are not variable interest entities and therefore are not required to be combined in the Group's combined financial statements. Accordingly, our proportional share of the respective affiliate's earnings or losses is included in other income (expense) in the Group's combined statement of income.

Inventories

        Stocks, principally molasses related products held for sale, are stated at the lower of cost, as determined by weighted average cost method, and market. Management compares the cost of inventories with the market value, and allowance is made for writing down the inventories to their market value, if lower. Cost includes those costs incurred in bringing the inventories to its present location and condition.

        Stocks held for own use or subject to processing should continue to be valued at the lower of cost and net realizable value, taking the forward position into account. This means that it will only normally be necessary to consider reducing the carrying value of stock if there is no overall forward profit. Cost includes those costs incurred in bringing the stocks to their present location and condition, including profits or losses on hedging.

Property, Plant & Equipment

        Property and equipment are stated at cost. Expenditures on maintenance and repairs is charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives as below:

        Unless there are exceptional circumstances, depreciation should be provided on a straight-line basis to write off fixed assets over their effective useful lives. The rates to be applied are:

•		Freehold land	Nil
•		Freehold buildings	2% per annum
•		Long leasehold building (i.e. leases with more than 50 years unexpired)	life of the lease
•		Short leasehold buildings and leasehold improvements	the shorter of the remaining life of the lease or the likely period to surrender of the lease
•	Motor vehicles	* Cars	25% per annum
		* Lorries/vans	35% per annum
•		Plant & machinery	5%-20% per annum
•		Furniture, fixture & fitting	20% per annum
•		Office equipment	20% per annum
•		Computer equipment & software	33% per annum

Goodwill and Other Intangible Assets

        Goodwill represents the Group's share of the excess of the purchase price of an acquired entity over the amounts assigned to assets acquired and liabilities assumed.

        Goodwill and other intangible assets are accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". Goodwill is not amortised on a periodic basis. An impairment review is performed on an annual basis, and more frequently if circumstances warrant.

Long-Lived Assets

        The Group's long-lived assets are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset.

Discontinued Operations

        Discontinued operations are reported when any of the components comprising operations and cash flows that can be clearly distinguished from the rest of the Group, operationally and for financial reporting purposes, has been disposed of or is classified as held for sale, and when both of the following criteria are met (1) the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the Group as a result of the disposal transaction and (2) no member of the Group will-have any significant continuing involvement in the operations of the component after the disposal transaction.

Fair Value of Financial Instruments

        The carrying value of accounts receivable and accounts payable and accrued liabilities approximates their fair values because of their short term to maturity. The carrying value of other liabilities, recalculated at current interest rates, approximates their carrying value.

        The Group provides for sales returns and allowances as a reduction of revenues at the time of shipment based on historical experience and specific identification of an event necessitating an allowance. Estimates for sales returns and allowances may be difficult to determine with precision and may require the exercise of judgment on the part of management.

Pension Plans

        The Group accounts for the cost of its defined contribution pension obligations on an accruals basis in accordance with both SFAS 87, Employers' Accounting for Pensions ("SFAS 87") and SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans ("SFAS 158"). Historically, employees of the Group have participated in an ED&F Man group defined benefit pension plan for all U.S. domiciled employees of the Group. This plan was frozen to new members and further accrual of benefits from 1 July 2005 onwards. On completion of the Sale Transaction, both past and future liabilities arising under this defined benefit scheme will transfer to ED&F Man. From 1 July 2005, employees of the Group have accrued pension benefits under defined contribution schemes. Consequently, the Group will continue to account for the pension obligations of Group employees using the cost of contributions to pension plans from July 1, 2005 onwards.

Stock-Based Compensation

        The Group has several share-based employee compensation plans, the financial effects of which are described in the notes to the combined financial statements of the Group. The Group recognizes compensation expense related to these plans in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), and, accordingly, measures the share-based compensation expense for all compensation plans based upon the estimated fair value of the award on the date of grant using a Black-Scholes option pricing model. Compensation expense is recorded in the statement of operations over the award's requisite service period. The compensation expense for share-based awards is based on awards that are expected to vest and is reduced for estimated forfeitures.

Income Taxes

        The Group accounts for its national, federal and state tax liabilities consistent with the asset and liability method prescribed by SFAS No. 109, Accounting for Income Taxes ("SFAS 109"). SFAS 109 requires an asset and liability-based approach in accounting for income taxes. Deferred income tax asset and liabilities are recognized for the future tax consequences attributed to differences between the Group's financial statements and the tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

        Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income from all sources, including reversal of temporary differences and forecasted operating earnings. Income taxes have been provided for all items included in the combined Statements of Operations of the Transferred Companies regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

        The general principle is that deferred tax should be recognized as a liability or asset if the transactions or events that give the entity an obligation to pay more tax in future or a right to pay less tax in future have occurred by the balance sheet date.

        Deferred tax should be recognized on most types of timing difference, including but not limited to:

  •
  accelerated capital allowances

  •
  accruals for pension costs and other post-retirement benefits that will be deductible for tax purposes only when paid

  •
  elimination of unrealized intragroup profits on consolidation

  •
  unrelieved tax losses

  •
  other sources of short-term timing differences

Provisions

        Realistic provisions should be made where it is prudent to do so. A provision should be recognized when there is a legal and constructive obligation to make the expenditure. An obligation exists when there is no realistic alternative but to incur the expenditure (a board decision/minute would not be sufficient). The only occasion on which a provision should not be recognized is when a reasonable estimate of the amount cannot be made. This situation would be rare. Provisions should be used only for the matters for which they were originally recognized. More specifically

  a.
  No provisions should be recognized for future operating losses (except where an existing contract becomes onerous).

  b.
  Reorganization provisions should be recognized only when the company is demonstrably committed (i.e. it has a detailed plan for, and cannot realistically withdraw from, the reorganization).

  c.
  Provisions for environmental liabilities should be recognized at the time that the applicable Group member becomes obligated, legally or constructively, to remediate environmental damage. When the costs meet the test of providing access to future economic benefits, they should be capitalized as part of the cost of the facility.

        Operating units should ensure that, where similar provisions for costs/events arise in more than one operating unit, there is a consistent methodology of recognition and estimation. Provisions should be regularly updated, with the frequency dependent upon the nature/significance of the provision, and any updates should be documented.

Annex D to the Transaction Agreement

Westway Group, Inc. $100 million Revolving Credit Facility

        Following the consummation of the closing under the Transaction Agreement, dated as of November 25, 2008, as amended and restated as of May 1, 2009, by and among Shermen WSC Acquisition Corp., a Delaware corporation ("Shermen"), Terminal Merger Sub LLC, a Delaware limited liability company, Feed Merger Sub LLC, a Delaware limited liability company, ED&F Man Holdings Limited, a company limited by shares organized under the laws of England and Wales ("ED&F"), Westway Holdings Corporation, a Delaware corporation, Westway Terminal Company Inc., a Delaware corporation, and Westway Feed Products, Inc., a Delaware corporation, pursuant to which Shermen will be renamed Westway Group, Inc. and will acquire ED&F's Westway business, Westway Group, Inc. will be financed on a stand alone basis.

        Initially this financing will be provided by ED&F, through a two year Revolving Credit Facility. It is intended that this be refinanced as soon as practicable, using a mixture of bank debt and bonds.

        The principal terms of the facility are outlined below:

Borrowers	Westway Group, Inc. Westway Holdings Netherlands BV
Guarantor	Westway Group Inc to guarantee Westway Holdings Netherlands BV
Facility	Revolving Credit Facility
Facility Amount	$100 million
Currency	US Dollars
Purpose	General corporate purposes
Final Maturity Date	24 months from the date of execution of the Facility Agreement
Cancellation	At the Borrowers' discretion and without payment of premium or penalty subject to three business days notice
Interest periods	One, two, three, or six months at the option of the Borrowers, or such other term as may be agreed between the Borrowers and ED&F
Interest	The aggregate of:
(a) LIBOR; and
(b) the Margin
Margin	350 basis points
Commitment fee	40% per annum of the margin, payable quarterly in arrears on the daily undrawn, uncancelled amount of the Facility
Upfront fee
If the Borrowers fail to refinance or repay prior to January 15, 2010 (the "Fee Date") all amounts outstanding under the Facility, they will pay to ED&F no later than three business days after the Fee Date by wire transfer of immediately available funds to an account designated by ED&F an amount equal to 150 basis points of the original Facility Amount.

Documentation	Covenants
To include, without limitation:
	(a)	Negative pledge;
	(b)	Restrictions on disposals;
	(c)	Restrictions on acquisitions; and
	(d)	Restrictions on additional indebtedness
Mandatory cancellation
	(a)	Change of control of Westway Group, Inc.;
	(b)	Proceeds of any refinancing;
Financial covenants to be tested quarterly
	(a)	Consolidated Tangible Net Worth not less than $140 million;
	(b)	Consolidated Net debt : EBITDA not greater than 3.5 times; and
	(c)	Consolidated EBITDA : Consolidated Debt service ratio not less than 4.0 times
Events of Default
To include, without limitation:
	(a)	Cross default;
	(b)	Non-payment;
	(c)	Insolvency events;
	(d)	Creditor process;
	(e)	Unlawfulness; and
	(f)	Insolvency proceedings
Taxes	All payments to be made free and clear of all taxes, withholdings or deductions of any kind; payments shall be grossed-up in the event of any withholding tax or deduction
Governing law	English law

Exhibit K-1 to the Transaction Agreement

Merger Net Working Capital Calculation
(all amounts $000s)

Period Ending	Sunnyside October 31, 2007	Westway Feed October 31, 2007	Westway Terminal October 31, 2007	Total October 31, 2007
Current assets
Accounts Receivable, net of allowance for doubtful accounts
AR	182	23,427	3,316	26,925
AR On Account		(470)	(23)	(493)
Allowance		(153)	0	(153)
Equipment Program				0
Notes Receivable Customers		8		8
Intercompany		1	3	4

Total	182	22,813	3,296	26,291
Inventories
Raw Materials	235	13,259	0	13,494
Finished Product		1,252	0	1,252

Total	235	14,511	0	14,746
Prepaid Expenses and Other Assets
Insurance		555	760	1,315
Rents		13	187	200
Service Contracts			18	18
Other Prepays	(1)	7	36	42
Misc Trade Receivables	92	102	95	289
Equipment Program		72		72
Third Party Chargebacks			(60)	(60)
Deposits		25	11	36
Other Debtors			25	25

Total	91	774	1,072	1,937

Total Current Assets	508	38,098	4,368	42,974

Exhibit K-1 to the Transaction Agreement (Continued)

Merger Net Working Capital Calculation
(all amounts $000s)

Period Ending	Sunnyside October 31, 2007	Westway Feed October 31, 2007	Westway Terminal October 31, 2007	Total October 31, 2007
Current Liabilities
Accounts Payable
AP	12	2,437	1,257	3,706
Reclass Cash Float		1,656	2,135	3,791
Intercompany	50	5,010	2,176	7,236

Total	62	9,103	5,568	14,733
Accrued Expenses
Inventory Accruals	2	3,473		3,475
Freight & Transportation Payable	5	700		705
Payroll Accruals	9	1,263	2,787	4,059
Other—AP		10	78	88
Other—Utilities			156	156
Other—Misc		2,217	132	2,349
Unearned Revenue	78		1,285	1,363
Insurance		275	132	407
Reclass Cash Float				0
Intercompany	(19)			(19)

Total	75	7,938	4,570	12,583

Total Current Liabilities	137	17,041	10,138	27,316

Net Working Capital = Total Current Assets less Total Current Liabilities	$371	$21,057	$(5,770)	$15,658

Note:

This calculation reflects the combined net working capital of Westway Feed and Westway Terminal as of the date indicated and excluding any and all tax items.

Exhibit K-2 to the Transaction Agreement

Stock Sale Net Working Capital Calculation
(all amounts $000s)

Period Ending	October 31, 2007
Current assets
Accounts Receiveable, net of allowance for doubtful accounts	3,716
Inventories	1,050
Prepaid Expenses and Other Assets	737

Total Current Assets	$5,502
Current Liabilities
Accounts Payable	6,663
Accrued Expenses	2,484

Total Current Liabilities	$9,147

Net Working Capital = Total Current Assets less Total Current Liabilities	$(3,645)

Note:

This calculation reflects the combined net working capital of the Purchased Companies and Westway Terminals Danmark ApS (but excluding the Aarhus site) as of the date specified.

Exhibit L to the Transaction Agreement

Form of Estimated Merger Closing Balance Sheet

as at Period-End 2009
ASSETS
Current Assets
Cash and cash equivalents	—
Accounts Receivable, net of allowance for doubtful accounts	—
Inventories	—
Prepaid expenses and other assets	—

Total Current Assets	—
Non-Current Assets	—
Investments in & advances to Affiliates	—
Property, Plant & Equipment, net	—
Goodwill	—
Deferred Tax Asset	—

Total Non-Current Assets	—

Total Assets	—

LIABILITIES
Current Liabilities	—
Accounts payable	—
Accrued expenses	—
Income tax payable	—
Provisions	—

Total Current Liabilities	—
Non-Current Liabilities	—
Deferred Tax Liabilities	—
Other Liabilities	—
Minority Interest	—

Total Non-Current Liabilities	—
Shareholders Equity
Net invested Equity	—

Total Liabilities and Shareholders Equity	—

ANNEX B

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SHERMEN WSC ACQUISITION CORP.

        I, the undersigned, being the Chief Executive Officer of SHERMEN WSC ACQUISITION CORP., a corporation existing under the laws of the State of Delaware (the "Corporation"), hereby certify as follows:

  1.
  The name of the Corporation is "Shermen WSC Acquisition Corp." which is the name under which the Corporation was incorporated.

  2.
  The Corporation's original Certificate of Incorporation was filed in the office of the Secretary of State of Delaware on April 18, 2006, and the Corporation's Certificate of Amendment of Certificate of Incorporation Before Payment of Any Part of the Capital was filed in the office of the Secretary of State of Delaware on April 27, 2006. An Amended and Restated Certificate of Incorporation of the Corporation was subsequently filed in the office of the Secretary of State of Delaware on May 25, 2007.

  3.
  This Amended and Restated Certificate of Incorporation restates, integrates and further amends the original Certificate of Incorporation, as previously amended and restated.

  4.
  This Amended and Restated Certificate of Incorporation was duly adopted at a meeting of the board of directors of the Corporation and at a special meeting of stockholders of the Corporation in accordance with the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

  5.
  The Certificate of Incorporation of the Corporation is hereby amended and restated to read in full as follows:

        FIRST:    Name.    The name of this corporation (herein called the "Corporation") is WESTWAY GROUP, INC.

        SECOND:    Registered Office and Agent.    The address of the Corporation's registered office in the State of Delaware is to be located at 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, State of Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

        THIRD:    Purpose.    The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or may be amended from time to time (the "DGCL") and to possess and exercise all of the powers and privileges granted by such law and any other law of Delaware.

        FOURTH:    Capital Stock.

        4.1.    Authorized Shares; Reclassification.

          4.1.1.    The total number of shares of capital stock which the Corporation shall have authority to issue is two hundred seventy-five million (275,000,000) shares, consisting of one hundred seventy five million (175,000,000) shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), sixty million (60,000,000) shares of Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), and forty million (40,000,000) shares of Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), each having the rights set forth in this Article Fourth. Thirty million (30,000,000) shares of Preferred Stock shall be designated Series A Perpetual Convertible Preferred Stock, par value $.0001 per share (the "Series A Preferred Stock"), and shall have the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, set forth in Section 4.3 of this Article Fourth.

          4.1.2.    Upon the filing and effectiveness (the "Effective Time") of this Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") pursuant to the General Corporation Law of the State of Delaware each share of common stock of the Corporation, par value $.0001 per share, issued and outstanding immediately prior to the Effective Time (the "Old Common Stock") shall be automatically reclassified into one validly issued, fully paid and non-assessable share of Class A Common Stock, without any action by the holder thereof

        4.2.    Common Stock.    The powers, preferences and relative participating, optional and other special rights and any qualifications, limitations or restrictions of the Class A Common Stock and the Class B Common Stock shall be identical in all respects, except as otherwise required by law or expressly provided in this Certificate of Incorporation. Except as otherwise required by law, as otherwise provided in the terms of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, or as provided in Section 4.3, the holders of Common Stock shall possess the rights listed below.

          4.2.1.    Dividends.    Holders of Common Stock shall be entitled to receive ratably, on a per share basis, such dividends or other distributions payable in cash, stock or otherwise when, as and if declared by the Board of Directors out of funds legally available for the payment thereof, and shall share equally on a per share basis in all such dividends or other distributions. No dividend or other distribution may be declared or paid on any share of Class A Common Stock unless a like dividend or other distribution is simultaneously declared or paid, as the case may be, on each share of Class B Common Stock, nor may any dividend or other distribution be declared or paid on any share of Class B Common Stock unless a like dividend or other distribution is simultaneously declared or paid, as the case may be, on each share of Class A Common stock, in each case without preference or priority of any kind; provided, however, that if dividends are declared that are payable in shares of Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Common Stock, dividends shall be declared that are payable at the same rate on both classes of Common Stock, and the dividends payable to holders of Class A Common Stock shall be paid in shares of Class A Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Class A Common Stock, and the dividends payable to holders of shares of Class B Common Stock shall be paid in shares of Class B Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Class B Common Stock shall be payable to holders of Class B Common Stock. Any declared dividends and other distributions in respect of any shares of Class A Common Stock held in escrow pursuant to the Stock Escrow Agreement (as defined in Subsection 4.3.1.3.8) shall accrue on the books and records of the Corporation, but shall not be paid, with respect to any such escrowed shares pursuant to this Section 4.2.1.

          4.2.2.    Distribution of Assets.    In the event of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, holders of Common Stock shall be entitled to receive pro rata, in accordance with their respective rights and interests, all of the remaining assets of the Corporation available for distribution to its stockholders after all amounts to which the holders of Preferred Stock are entitled have been paid or set aside in cash for payment. The Class A Common Stock and Class B Common Stock shall rank pari passu with each other with respect to any such distribution.

          4.2.3.    Voting Rights.

          4.2.3.1.    General Rights.    Except as otherwise provided by the DGCL or herein and subject to the rights and preferences of the Preferred Stock, the entire voting power of the shares of the Corporation for the election of directors and for all other purposes, as well as all other rights pertaining to shares of the Corporation, shall be vested exclusively in the Common Stock. Subject to Subsection 4.2.3.2, and Sections 4.2.4 and 4.3, each share of Common Stock shall have one vote upon all matters to be voted on by the holders of the Common Stock.

          4.2.3.2.    Election of Directors.

          4.2.3.2.1.    Subject to Subsection 4.2.3.2.4 and 4.2.3.2.6, for so long as ED&F (as defined below) owns, beneficially or of record, at least 35% of the outstanding shares of Common Stock of the Corporation, the holders of Class B Common Stock, voting as a separate class, shall have the right to elect three members of the Board of Directors.

          4.2.3.2.2.    Subject to Subsection 4.2.3.2.4 and 4.2.3.2.6, in the event that, and for so long as, ED&F owns, beneficially or of record, less than 35%, but at least 25% of the outstanding Common Stock of the Corporation, the holders of Class B Common Stock, voting as a separate class, shall have the right to elect two members of the Board of Directors.

          4.2.3.2.3.    Subject to Subsection 4.2.3.2.4 and 4.2.3.2.6, in the event that, and for so long as, ED&F owns, beneficially or of record, less than 25%, but at least 10% of the outstanding Common Stock of the Corporation, the holders of Class B Common Stock, voting as a separate class, shall have the right to elect one member of the Board of Directors.

          4.2.3.2.4.    Except as otherwise provided in this Subsection 4.2.3.2.4, the holders of Class A Common Stock, voting as a separate class, shall have the right to elect all members of the Board of Directors, other than those members (the "ED&F Members") elected pursuant to Subsections 4.2.3.2.1, 4.2.3.2.2 and 4.2.3.2.3; provided, however that, at all times, at least 51% of the members the Board of Directors shall be "Independent" of ED&F, as such term is defined in Section 8.1. If any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) other than ED&F Man Holdings Limited and its subsidiaries shall at any time acquire or propose to acquire or publicly announce its intention to acquire (whether by stock purchase, asset purchase, merger or otherwise) twenty percent (20%) or more of the voting power of the Corporation (a "Change of Control Event"), the holders of the Class B Common Stock may, but shall not be obligated to, elect to waive their rights to elect ED&F Members as provided in Subsection 4.2.3.2 by delivering to the Corporation a notice of such election (a "Voting Notice") within five business days of becoming aware of such Change of Control Event. Upon timely delivery of such Voting Notice:

          4.2.3.2.4.1.    The term of office of each ED&F Member shall, notwithstanding any other provision hereof, become classified pursuant to Section 8.2.2 hereof, each ED&F Member shall automatically become a member of the class of directors which was elected at the annual meeting of the Corporation held immediately prior to the date of delivery of the Voting Notice (the "Last Class"), and each director who was a member of the Last Class prior to the date of delivery of such Voting Notice shall automatically become a member of such class of directors as shall be determined by the Board of Directors in accordance with the procedures set forth in Section 8.2.2 and which the Corporation shall publicly announce in a press release issued no later than five days after the delivery of such Voting Notice; and

          4.2.3.2.4.2    At any meeting of stockholders following the delivery of the Voting Notice at which the election of members of the Board of Directors is subject to a vote of the stockholders of the Corporation, the holders of the Class B Common Stock and the holders of the Series A Preferred Stock (voting on an as-converted basis (each share of Series A Preferred Stock having that number of votes equal to the number of shares of Common Stock issuable as of the record date in respect of such vote upon conversion of such share of Series A Preferred Stock)) shall vote together with the holders of the Class A Common Stock, and not separately by class or series, in the election of any member of the Board of Directors at any such meeting; provided, that in connection with any such vote, the greatest number of shares that ED&F shall be permitted and deemed to vote shall be equal to the lower of (i) the aggregate number of shares of Class B Common Stock and Series A Preferred Stock owned beneficially or of record by ED&F as of such record date and (ii) that number of shares of Class B Common Stock and Series A Preferred Stock that together represent 35% of the votes cast in such election.

          4.2.3.2.5    The calculation of the amount of outstanding Common Stock of the Corporation owned by ED&F, beneficially or of record, for purposes of Subsections 4.2.3.2.1, 4.2.3.2.2, 4.2.3.2.3 and 4.2.3.2.4 shall be made assuming that the shares of Series A Preferred Stock issued and outstanding at the time of such calculation (including any shares of Series A Preferred Stock held in escrow pursuant to the Stock Escrow Agreement) were converted into Common Stock at the then-current Series A Conversion Price immediately before the making of such calculation.

          4.2.3.2.6.    In the event that the size of the Board of Directors is increased or decreased, the rights to elect members of the Board of Directors set out in Subsections 4.2.3.2.1 through 4.2.3.2.4 shall be adjusted proportionally so as to preserve as nearly as possible the ratio reflected in Subsections 4.2.3.2.1 through 4.2.3.2.3 of (x) the number of members of the Board of Directors elected by holders of Class A Common Stock to (y) the number of members of the Board of Directors elected by holders of Class B Common Stock; provided that if such adjustment would result in the holders of Class A Common Stock and/or Class B Common Stock being entitled to elect a number of members of the Board of Directors which is not a whole number, any such number shall instead be rounded to the nearest whole number.

          4.2.3.3.    Amendments to Respective Rights.    The Corporation shall not amend, alter or repeal (whether by amendment, merger, consolidation or otherwise) any provision of this Certificate of Incorporation relating to:

            (a)   the powers, preferences and rights and any qualifications, limitations or restrictions of the Class A Common Stock, unless it first obtains an affirmative majority vote of the holders of the Class A Common Stock, voting as a separate class, in addition to any vote otherwise required by this Certificate of Incorporation or by law;

            (b)   the powers, preferences and rights and any qualifications, limitations or restrictions of the Class B Common Stock, unless it first obtains an affirmative majority vote of the holders of the Class B Common Stock, voting as a separate class, in addition to any vote otherwise required by this Certificate of Incorporation or by law; or

            (c)   the amendment of the By-Laws, unless it first obtains an affirmative majority vote of the holders of the Class A Common Stock, voting as a separate class, and an affirmative majority vote of the holders of the Class B Common Stock, voting as a separate class, in addition to any vote otherwise required by this Certificate of Incorporation or by law.

          4.2.4.    Reclassification, Subdivision, Combination, Merger.

          4.2.4.1.    Reclassification, Subdivision or Combination.    If the Corporation in any manner reclassifies, subdivides or combines the outstanding shares of Class A Common Stock, the outstanding shares of the Class B Common Stock shall be proportionately reclassified, subdivided or combined, as the case may be. If the Corporation in any manner, reclassifies, subdivides or combines the outstanding shares of Class B Common Stock, the outstanding shares of the Class A Common Stock shall be proportionately reclassified, subdivided or combined, as the case may be.

          4.2.4.2.    Merger.    In the event of a merger or consolidation of the Corporation with or into another entity (whether or not the Corporation is the surviving entity), the holders of Class A Common Stock and the holders of Class B Common Stock shall each be entitled to receive the same per-share consideration, if any, to be paid in connection with such merger or consolidation, as if the Class A Common Stock and the Class B Common Stock were identical.

          4.2.5.    Conversion of Class B Common Stock.

          4.2.5.1.    Automatic Conversion.    Subject to the provisions of this Section 4.2, at any time that a share of Class B Common Stock ceases to be owned beneficially or of record by ED&F, such share of Class B Common Stock, without any further action or deed on the part of the Corporation or any other Person, shall automatically convert into one fully paid and nonassessable share of Class A Common Stock. The date of such conversion is referred to herein as the "Class B Conversion Date." Any share of Common Stock owned beneficially or of record by a Person other than ED&F shall be designated as a share of Class A Common Stock.

          4.2.5.2.    No Optional Conversion.    The shares of Class B Common Stock shall not be convertible into shares of Class A Common Stock at the option of the holders thereof.

          4.2.5.3.    Mechanics of Conversion.

          4.2.5.3.1.    On the Class B Conversion Date: (1) the Person in whose name or names any certificate or certificates for shares of Class A Common Stock shall be issuable upon conversion shall be deemed to have become the holder of record of the shares of Class A Common Stock represented thereby at such time, and (2) the shares of Class B Common Stock so converted shall no longer be deemed to be outstanding, and all rights of a holder with respect to such shares shall immediately terminate except the right to receive certificates representing shares of Class A Common Stock pursuant to this Section 4.2.5.

          Upon the occurrence of such conversion of shares of Class B Common Stock, the holder of such converted shares shall surrender the certificate or certificates representing such shares at the office of the Corporation (or any transfer agent of the Corporation previously designated by the Corporation to the holders of Class B Common Stock for this purpose). Unless the shares issuable upon conversion are to be issued in the same name as the name in which such shares of Class B Common Stock are registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the holder or the holder's duly authorized attorney. As promptly as practicable after the surrender by the holder of the certificates for shares of Class B Common Stock as aforesaid, the Corporation shall (i) issue and shall deliver to such holder, or on the holder's written order to the holder's transferee, a certificate or certificates for the whole number of shares of Class A Common Stock issuable upon the conversion of such shares of Class B Common Stock.

          All shares of Class A Common Stock issued upon conversion of shares of Class B Common Stock will, upon issuance, be duly and validly authorized and issued, fully paid and nonassessable, free from any preemptive rights imposed by the DGCL or this Certificate of Incorporation and free from all taxes, liens, security interests and charges (other than liens or charges created by or imposed upon the holder or taxes in respect of any transfer occurring contemporaneously therewith).

          4.2.5.3.2.    From the date hereof, the Corporation shall at all times reserve and keep available, free from any preemptive rights imposed by the DGCL or this Certificate of Incorporation, out of its authorized but unissued Class A Common Stock, solely for the purpose of effecting conversions of the Class B Common Stock, the aggregate number of shares of Class A Common Stock issuable upon conversion of all issued and outstanding shares of Class B Common Stock (as if all shares of Class B Common Stock are so convertible). The Corporation shall procure, at its sole expense, the listing of all shares of Class A Common Stock issuable upon conversion of Class B Common Stock, subject to issuance or notice of issuance, on the principal United States securities exchange or market on which the Class A Common Stock is then listed or traded. The Corporation shall take all actions as may be necessary to ensure that all shares of Class A Common Stock issuable upon conversion of Class B Common Stock are issued without violation of any applicable law or regulation or of any requirement of any securities exchange or market on which the shares of Class A Common Stock are listed or traded.

          4.2.5.3.3.    The Corporation shall issue certificates for shares of Class A Common Stock upon conversion of the Class B Common Stock without charge to the holder of shares of Class B Common Stock or any of its transferees for any issue or transfer tax (other than taxes in respect of any transfer of Class B Common Stock occurring contemporaneously therewith) or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Corporation; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Class A Common Stock in a name other than that of the transferee of the Class B Common Stock that is to receive shares of Common Stock pursuant to this Section 4.2.5, and no such issuance or delivery need be made unless and until the Person requesting such issuance or delivery has paid to the Corporation the amount of any such tax or has established, to the reasonable satisfaction of the Corporation, that such tax has been, or will timely be, paid.

          4.2.5.3.4.    The Corporation shall cause each share of Class A Common Stock issued as a result of conversion of Class B Common Stock to be accompanied by any rights associated generally with each other share of Class A Common Stock outstanding as of the applicable Class B Conversion Date.

          4.2.6.    Conversion of Class A Common Stock

          4.2.6.1.    Automatic Conversion.    Subject to the provisions of this Section 4.2, at any time that a share of Class A Common Stock becomes owned beneficially or of record by ED&F, such share of Class A Common Stock, without any further action or deed on the part of the Corporation or any other Person, shall automatically convert into one fully paid and nonassessable share of Class B Common Stock. The date of such conversion is referred to herein as the "Class A Conversion Date."

          4.2.6.2.    No Optional Conversion.    The shares of Class A Common Stock shall not be convertible into shares of Class B Common Stock at the option of the holders thereof.

          4.2.6.3.    Mechanics of Conversion.

          4.2.6.3.1    On the Class A Conversion Date: (1) the Person in whose name or names any certificate or certificates for shares of Class B Common Stock shall be issuable upon conversion shall be deemed to have become the holder of record of the shares of Class B Common Stock represented thereby at such time, and (2) the shares of Class A Common Stock so converted shall no longer be deemed to be outstanding, and all rights of a holder with respect to such shares shall immediately terminate except the right to receive certificates representing shares of Class B Common Stock pursuant to this Section 4.2.6.

          Upon the occurrence of such conversion of shares of Class A Common Stock, the holder of such converted shares shall surrender the certificate or certificates representing such shares at the office of the Corporation (or any transfer agent of the Corporation previously designated by the Corporation to the holders of Class A Common Stock for this purpose). Unless the shares issuable upon conversion are to be issued in the same name as the name in which such shares of Class A Common Stock are registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the holder or the holder's duly authorized attorney. As promptly as practicable after the surrender by the holder of the certificates for shares of Class A Common Stock as aforesaid, the Corporation shall (i) issue and shall deliver to such holder, or on the holder's written order to the holder's transferee, a certificate or certificates for the whole number of shares of Class B Common Stock issuable upon the conversion of such shares of Class A Common Stock.

          All shares of Class B Common Stock issued upon conversion of shares of Class A Common Stock will, upon issuance, be duly and validly authorized and issued, fully paid and nonassessable, free from any preemptive rights imposed by the DGCL or this Certificate of Incorporation and free from all taxes, liens, security interests and charges (other than liens or charges created by or imposed upon the holder or taxes in respect of any transfer occurring contemporaneously therewith).

          4.2.6.3.2.    The Corporation shall issue certificates for shares of Class B Common Stock upon conversion of the Class A Common Stock without charge to the holder of shares of Class A Common Stock or any of its transferees for any issue or transfer tax (other than taxes in respect of any transfer of Class A Common Stock occurring contemporaneously therewith) or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Corporation; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Class A Common Stock in a name other than that of the transferee of the Class A Common Stock that is to receive shares of Common Stock pursuant to this Section 4.2.6, and no such issuance or delivery need be made unless and until the Person requesting such issuance or delivery has paid to the Corporation the amount of any such tax or has established, to the reasonable satisfaction of the Corporation, that such tax has been, or will timely be, paid.

          4.2.6.3.3.    The Corporation shall cause each share of Class B Common Stock issued as a result of conversion of Class A Common Stock to be accompanied by any rights associated generally with each other share of Class B Common Stock outstanding as of the applicable Class A Conversion Date.

        4.3.    Preferred Stock.    The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly authorized to provide for the issuance of all or any of the remaining shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is expressly authorized to increase or decrease the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding and not in the aggregate above the number of authorized shares of Preferred Stock. In case the number of shares of any series of Preferred Stock shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. In all cases, the foregoing provisions of this Section 4.3 shall be subject to any other applicable provisions contained herein.

          4.3.1.    Series A Perpetual Convertible Preferred Stock.

          4.3.1.1.    Generally.    Each share of Series A Preferred Stock shall rank equally with all other shares of Series A Preferred Stock in all respects and shall be subject to the provisions of this Certificate of Incorporation.

          4.3.1.2.    Rank.    The Series A Preferred Stock shall, with respect to payment of Base Dividends (as defined below) and rights upon liquidation, dissolution or winding up of the affairs of the Corporation, (a) rank senior and prior to the Common Stock and each other class or series of equity securities of the Corporation, whether currently issued or issued in the future, that by its terms ranks junior to the Series A Preferred Stock (whether with respect to payment of dividends, rights upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise) (all of such equity securities, including the Common Stock, are collectively referred to herein as the "Series A Junior Securities"), (b) rank on a parity with each other class or series of equity securities of the Corporation, whether currently issued or issued in the future, that does not by its terms expressly provide that it ranks senior to or junior to the Series A Preferred Stock (whether with respect to payment of dividends, rights upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise) (all of such equity securities are collectively referred to herein as the "Series A Parity Securities"), and (c) rank junior to each other class or series of equity securities of the Corporation, whether currently issued or issued in the future, that by its terms ranks senior to the Series A Preferred Stock (whether with respect to payment of dividends, rights upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise) (all of such equity securities are collectively referred to herein as the "Series A Senior Securities"). The respective definitions of Series A Junior Securities, Series A Parity Securities and Series A Senior Securities shall also include any rights, options or warrants exercisable or exchangeable for or convertible into any of the Series A Junior Securities, Series A Parity Securities or Series A Senior Securities, as the case may be.

          4.3.1.3.    Dividends.

          4.3.1.3.1.    Cash dividends in the amount of $0.0344 per share of Series A Preferred Stock (the "Base Dividend") shall accrue on a quarterly basis from and including the issuance date of such share of Series A Preferred Stock until the seventh anniversary of the Closing, whether or not earned or declared, and whether or not there are any profits, surplus or other funds of the Corporation legally available for the payment of dividends.

          4.3.1.3.2.    The obligation of the Corporation to pay dividends on the Series A Preferred Stock shall be cumulative so that if the full amount required to be paid for any Series A Dividend Period (as defined in Subsection 4.3.1.3.4) shall not have been paid or declared and a sum sufficient for the payment thereof irrevocably set apart, the amount not paid shall continue to be accrued on the books and records of the Corporation.

          4.3.1.3.3.    Subject to the DGCL and the rights of any holders of Series A Parity Securities and Series A Senior Securities, each holder of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors such dividends, when available, out of the assets or the profits of the Corporation legally available therefor.

          4.3.1.3.4.    Once declared, Base Dividends on the outstanding shares of Series A Preferred Stock will be payable with respect to each period commencing on and including the later of (x) the issuance date of such shares and (y) the most recent Dividend Payment Date on which Base Dividends were paid with respect to such shares and ending on, but not including, the next succeeding Dividend Payment Date (each such period, a "Series A Dividend Period"), to holders of Series A Preferred Stock of record as of the related Dividend Record Date. Base Dividends payable on the Series A Preferred Stock with respect to any period other than a full Series A Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. If a Dividend Payment Date is not a Business Day, payment of Base Dividends shall be made on the next succeeding Business Day and no additional amount shall accrue in respect thereof as a result of such delayed payment.

          4.3.1.3.5.    In the event that the Board of Directors declares a dividend on the Series A Preferred Stock with respect to a Series A Dividend Period in an amount less than the full amount payable to the holders of Series A Preferred Stock with respect to such Series A Dividend Period, pursuant to Subsections 4.3.1.3.1 through 4.3.1.3.4 (such lesser amount, a "Partial Series A Dividend"), such Partial Series A Dividend shall be distributed to the holders of Series A Preferred Stock on a pro rata basis with respect to the shares of the Series A Preferred Stock outstanding as of the related Dividend Record Date; provided, however, that any shares of Series A Preferred Stock held in escrow pursuant to the Escrow Agreement (as defined below) shall not be treated as outstanding for purposes of payment (though the amount not paid shall continue to be accrued on the books and records of the Corporation). If at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Series A Preferred Stock, such payment shall be distributed pro rata among the holders thereof based on the aggregate accrued but unpaid dividends on the shares of Series A Preferred Stock held by each such holder.

          4.3.1.3.6.    Restrictions on Dividends in Respect of Series A Parity Securities and Series A Junior Securities.

          4.3.1.3.6.1.    The Corporation may pay or set aside funds for the payment of a dividend or other distribution in respect of Series A Junior Securities if, and only if, (i) all accrued and unpaid Base Dividends on the Series A Preferred Stock have been declared and paid for all prior Series A Dividend Periods, as required by Subsections 4.3.1.3.1 and 4.3.1.3.2, and (ii) the Board of Directors has declared, and the Corporation pays, contemporaneously with the payment of such dividend, the accrued, but unpaid, portion of each Base Dividend payable to the holders of Series A Preferred Stock pursuant to Subsections 4.3.1.3.1 and 4.3.1.3.2 with respect to the Series A Dividend Period in which such payment of a dividend or other distribution in respect of any Series A Parity Securities or Series A Junior Securities would occur (each, a "Corresponding Series A Dividend Payment"). For each Series A Dividend Period in which a Corresponding Series A Dividend Payment has been made, the amount of the dividend otherwise payable per each share of Series A Preferred Stock on the corresponding Dividend Payment Date pursuant to Subsection 4.3.1.3.1 and 4.3.1.3.2 shall be reduced by the amount of any Corresponding Series A Dividend Payments paid on account of such share during such Series A Dividend Period.

          4.3.1.3.6.2.    For so long as any shares of Series A Preferred Stock are outstanding, unless the Corporation has obtained the written consent or affirmative vote of holders of at least a majority of the voting power of the outstanding shares of Series A Preferred Stock, voting separately as a single class (each share of Series A Preferred Stock having a vote equal to the number of shares of Common Stock issuable as of the record date in respect of such vote upon conversion of one share of Series A Preferred Stock), in person or by proxy, either by consent in lieu of a meeting or at a special or annual meeting of stockholders called for that purpose, until (x) all accrued but unpaid Base Dividends have been paid on the Series A Preferred Stock by the Corporation for any prior Series A Dividend Period, and (y) the Board of Directors has declared, and the Corporation has paid, that portion of the Base Dividend with respect to the current Series A Dividend Period, the following restrictions shall be applicable:

            (A)  no dividend or distribution may be declared, set aside or paid on any Series A Junior Securities (other than in shares of Series A Junior Securities or options or warrants to acquire such Series A Junior Securities);

            (B)  the Corporation may not, directly or indirectly, repurchase, redeem or otherwise acquire (and no monies may be paid to or made available for a sinking fund for the redemption, purchase or other acquisition of any shares of Series A Junior Securities) any shares of Series A Junior Securities (except by conversion into or exchange for Series A Junior Securities or for purposes of any employee benefit plan then in effect) other than the repurchase or redemption of warrants to purchase shares of Class A Common Stock (other than from Shermen WSC Holding LLC or any officer or director of the Corporation) for an aggregate purchase price not greater than $15,000,000; and

            (C)  the Corporation may not, directly or indirectly, repurchase, redeem or otherwise acquire and no monies may be paid to or made available for a sinking fund for the redemption, purchase or other acquisition of any shares of Series A Junior Securities or Series A Parity Securities otherwise than pursuant to a concurrent pro rata redemption, purchase or other acquisition of the outstanding shares of Series A Preferred Stock and such other Series A Parity Securities.

          Notwithstanding the foregoing, nothing in this Certificate of Incorporation shall restrict the Corporation at any time from repurchasing the warrants to purchase shares of its common stock (the "Warrants") at a price per Warrant equal to $0.01 per share of common stock that the holder of such Warrant may purchase thereunder, to the extent the terms of the Warrants permit the Corporation to repurchase the Warrants at such price.

          If a portion of any Base Dividend payable to holders of Series A Preferred Stock has been paid with respect to the current Series A Dividend Period as required by and in accordance with this Subsection 4.3.1.3.6.2, the amount of the dividend otherwise payable to the holders of Series A Preferred Stock on the Dividend Payment Date for such current Series A Dividend Period pursuant to Subsections 4.3.1.3.1 through 4.3.1.3.5 shall be reduced by the amount of such payment.

          4.3.1.3.7.    Participation Rights of Series A Preferred Stock; Waiver.

          4.3.1.3.7.1.    The holders of shares of Series A Preferred Stock shall be entitled to participate equally and ratably with the holders of shares of Common Stock in all dividends and distributions paid (whether in the form of cash, securities, evidences of indebtedness, or assets, of the Corporation, any of its Subsidiaries or any other Person (or rights, options or warrants to subscribe for or acquire any of the foregoing), or otherwise) on the shares of Common Stock as if immediately prior to each Dividend Record Date for the Common Stock, the shares of Series A Preferred Stock then outstanding were converted into shares of Common Stock (in the manner described in Section 4.3.1.6); provided, however, that holders of shares of Series A Preferred Stock shall not be entitled to participate in any dividend or distribution declared and paid on shares of the Corporation's Common Stock in connection with the Closing. Dividends or distributions payable pursuant to the preceding sentence shall be payable to the holders of Series A Preferred Stock on the same date that such dividends or distributions are payable to holders of shares of Common Stock. Each such dividend or distribution shall be payable to the holders of record of shares of Series A Preferred Stock as they appear on the stock records of the Corporation at the close of business on the applicable Dividend Record Date.

          4.3.1.3.7.2.    Holders of any shares of Series A Preferred Stock may waive their right to participate in each dividend or distribution made on Common Stock pursuant to this Subsection 4.3.1.3.7 with respect to such shares of Series A Preferred Stock. Any such waiver shall be evidenced in a writing delivered to the Corporation at least ten (10) days prior to the relevant Dividend Payment Date.

          4.3.1.3.8.    Shares of Series A Preferred Stock Held in Escrow.    For so long as any shares of Series A Preferred Stock are held in escrow pursuant to the Stock Escrow Agreement, and notwithstanding anything to the contrary in this Section 4.3.1.3:

            (a)   any declared dividends and other distributions in respect of such escrowed shares of Series A Preferred Stock shall accrue on the books and records of the Corporation, but shall not be paid, with respect to any such escrowed shares pursuant to this Section 4.3.1.3;

            (b)   any restrictions on dividends with respect to any Series A Parity and Series A Junior Securities set out in Section 4.3.1.3.6 shall be deemed to be waived by the holders of, and shall have no effect with respect to, any such escrowed shares; provided, however, that such restrictions shall remain in effect with respect to any issued and outstanding shares of Series A Preferred Stock not held in escrow pursuant to the Escrow Agreement; and

            (c)   any such escrowed shares which are subsequently released from escrow pursuant to the Escrow Agreement shall be treated, in all cases, as if such shares had been issued and delivered at the Closing to the Person receiving such shares upon their release from escrow, and as if such shares were outstanding as of the date of the Closing, and the Corporation shall pay all dividends and other distributions that have accrued on such shares during the period from the Closing until the date of such release from escrow.

          4.3.1.3.9.    No dividend or other distribution on the Series A Preferred Stock shall be authorized or declared by the Board of Directors or be paid or set aside for payment by the Corporation if and to the extent the terms and provisions of any agreement entered into by the Corporation in compliance with applicable law and the Corporation's contractual obligations (whether existing on the date of the Closing or thereafter), including any agreement relating to its indebtedness, would prohibit such authorization, declaration, payment or setting apart for payment or provide that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration or payment would be restricted or prohibited by law.

          4.3.1.4.    Liquidation Preference.

          In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock shall, with respect to each such share of Series A Preferred Stock, be entitled to receive the greater of (a) $5.50 per such share of Series A Preferred Stock, in each case plus an amount equal to any Base Dividends accrued thereon pursuant to Sections 4.3.1.3.1 through 4.3.1.3.4 and remaining unpaid thereon and (b) at any time, the payment such holders would have received had such holders, immediately prior to such liquidation, dissolution or winding up, converted such share of Series A Preferred Stock into shares of Common Stock (at the conversion rate described in Section 4.3.1.6), in each case, before any payment or distribution of any assets or profits of the Corporation is made or set apart for holders of any Series A Junior Securities (the "Series A Liquidation Preference"). If the assets distributable in any such event to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full preferential amounts to which they may be entitled, such assets shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the full preferential amount each such holder would otherwise be entitled to receive. For purposes of this Section 4.3.1.4, neither (x) the sale, conveyance, exchange or transfer for cash, shares of stock, other securities or other consideration of all or substantially all the assets or business of the Corporation (other than in connection with the voluntary or involuntary liquidation, winding up or dissolution of the Corporation) nor (y) the merger, consolidation or share exchange of the Corporation into or with any other Person shall be deemed to be a liquidation, winding up or dissolution, voluntary or involuntary.

          4.3.1.5.    Voting Rights.

          4.3.1.5.1.    Subject to Subsection 4.2.3.2.4 and except as set forth in Subsection 4.3.1.5.2, holders of shares of Series A Preferred Stock shall not be entitled to vote (in their capacity as holders of Series A Preferred Stock) on any matter submitted to a vote of the stockholders of the Corporation, but shall be entitled to prior written notice of, and to attend and observe, all special and annual meetings of the stockholders of the Corporation.

          4.3.1.5.2.    For so long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, without first obtaining the written consent or affirmative vote by holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting separately as a single class (each share of Series A Preferred Stock having a vote equal to the number of shares of Common Stock issuable as of the record date in respect of such vote upon conversion of one share of Series A Preferred Stock), in person or by proxy, either by consent in lieu of a meeting or at a special or annual meeting of stockholders called for that purpose:

            (a)   amend, alter or repeal (by merger, consolidation or otherwise) any provision of this Certificate of Incorporation or the by-laws of the Corporation (the "By-Laws") so as to, or in a manner that would, adversely affect the preferences, rights, privileges or powers of the Series A Preferred Stock or in a manner inconsistent with the provisions of the Stockholder's Agreement entered into by the Corporation and Westway Holdings Corporation on the date of the Closing, and without limitation of the rights of any party thereto;

            (b)   reclassify any Common Stock or any other Series A Junior Securities into shares or other securities having any preference or priority as to the payment of dividends, or the distribution of assets or profits superior to, or on a parity with, any such preference or priority of the Series A Preferred Stock;

            (c)   create, increase the number of authorized shares of or issue, or obligate itself to issue, any class of equity securities or series of Preferred Stock, including any security convertible into or exchangeable or exercisable for any equity security, having any preference or priority superior to or on a parity with the Series A Preferred Stock;

            (d)   increase the number of authorized shares of Preferred Stock or Series A Preferred Stock;

            (e)   conduct a Pro Rata Repurchase, other than the repurchase or redemption of warrants to purchase shares of Class A Common Stock (other than from Shermen WSC Holding LLC or any officer or director of the Corporation) for an aggregate purchase price not greater than $15,000,000; or

            (f)    sell, convey, or otherwise dispose of or encumber all, or substantially all, of the assets of the Corporation, or enter into a merger, consolidation, recapitalization, stock purchase or other transaction resulting in the acquisition of the Corporation by another person (except for any such transaction after the consummation of which the stockholders of the Corporation own in excess of 50% of the voting securities of the surviving entity or its parent and that does not otherwise require the consent of the Series A Preferred Stock under Section 4.3.1.5.2(a)).

          4.3.1.5.3.    The consent or votes required in Subsection 4.3.1.5.2 hereof shall be in addition to any approval of stockholders of the Corporation which may be required by law or pursuant to any provision of this Certificate of Incorporation or the By-Laws.

          4.3.1.6.    Conversion.

          4.3.1.6.1.    Right To Convert.

          4.3.1.6.1.1.    Subject to the provisions of this Subsection 4.3.1.6.1, a holder of shares of Series A Preferred Stock shall have the right, at any time and from time to time, at such holder's option, to convert any or all of such holder's shares of Series A Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at the conversion price equal to the "Initial Series A Conversion Price" per share of Common Stock (as defined below), subject to adjustment as described in Subsection 4.3.1.6.5 (as adjusted, the "Series A Conversion Price"). The number of shares of Common Stock into which one share of the Series A Preferred Stock shall be convertible (calculated as to each conversion to the nearest 1/10,000th of a share) shall be determined by dividing (A) $5.50 plus the amount of any Base Dividends and other dividends and distributions which have accrued prior to the applicable Series A Conversion Date (as defined below) on such share of Series A Preferred Stock (such amount being the "Series A Preferred Share Price") by (B) the Series A Conversion Price in effect at the time of conversion. The "Initial Series A Conversion Price" shall be $5.50.

          4.3.1.6.1.2.    Notwithstanding the foregoing, any share of Series A Preferred Stock owned beneficially or of record by ED&F shall not be convertible into any share of Common Stock to the extent that such conversion would result in the combined record or beneficial ownership by ED&F of greater than 49.5% of the outstanding Common Stock of the Corporation.

          4.3.1.6.1.3.    Shares of Series A Preferred Stock which are converted into Common Stock pursuant to this Section 4.3.1.6 shall (i) if owned beneficially or of record by ED&F, be converted into shares of Class B Common Stock pursuant to Subsection 4.3.1.6.2 or (ii) if not owned beneficially or of record by ED&F, be converted into shares of Class A Common Stock pursuant to Subsection 4.3.1.6.2.

          4.3.1.6.2.    Mechanics of Conversion.

          4.3.1.6.2.1.    A holder of shares of Series A Preferred Stock that elects to exercise its conversion rights pursuant to Subsection 4.3.1.6.1 shall provide notice to the Corporation as follows:

            (a)   To exercise its conversion right pursuant to Subsection 4.3.1.6.1.1 hereof, the holder of shares of Series A Preferred Stock to be converted shall surrender the certificate or certificates representing such shares at the office of the Corporation (or any transfer agent of the Corporation previously designated by the Corporation to the holders of Series A Preferred Stock for this purpose) with a written notice of election to convert, completed and signed, specifying the number of shares to be converted.

            (b)   Unless the shares issuable upon conversion are to be issued in the same name as the name in which such shares of Series A Preferred Stock are registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the holder or the holder's duly authorized attorney, and an amount sufficient to pay any transfer or similar tax in accordance with Subsection 4.3.1.6.2.5 hereof (or evidence that such tax has been or will timely be paid, as provided by Subsection 4.3.1.6.2.5). As promptly as practicable after the surrender by the holder of the certificates for shares of Series A Preferred Stock as aforesaid (but in any event within three Business Days), the Corporation shall (i) issue and shall deliver to such holder, or on the holder's written order to the holder's transferee, a certificate or certificates for the whole number of shares of Common Stock issuable upon the conversion of such shares and a check payable in an amount corresponding to any fractional interest in a share of Common Stock as provided in Subsection 4.3.1.6.2.6 hereof and (ii) issue and deliver a certificate representing any shares of Series A Preferred Stock which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion but which were not converted.

          4.3.1.6.2.2.    Each conversion shall be deemed to have been effected immediately prior to the close of business on the first Business Day on which the certificates for shares of Series A Preferred Stock shall have been surrendered and such notice received by the Corporation pursuant to Subsection 4.3.1.6.2.1 (the "Series A Conversion Date"). At such time on the Series A Conversion Date: (x) the Person in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder of record of the shares of Common Stock represented thereby, and (y) the shares of Series A Preferred Stock so converted shall no longer be deemed to be outstanding, and all rights of a holder with respect to such shares surrendered for conversion shall immediately terminate except the right to receive the Common Stock and other amounts payable pursuant to this Section 4.3.1.6.

          4.3.1.6.2.3.    All shares of Common Stock delivered upon conversion of the Series A Preferred Stock will, upon delivery, be duly and validly authorized and issued, fully paid and nonassessable, free from all preemptive rights imposed by this Certificate of Incorporation and free from all taxes, liens, security interests and charges, including without limitation any issuance, documentary, stamp, transfer or similar tax or governmental charge (other than liens or charges created by or imposed upon the holder or taxes in respect of any transfer occurring contemporaneously therewith) or other costs incurred by the Corporation connection with such conversion and the related issuance of shares of Common Stock.

          4.3.1.6.2.4.    Holders of shares of Series A Preferred Stock at the close of business on the Dividend Record Date for any payment of a dividend or other distribution in which shares of Series A Preferred Stock are to participate pursuant to Section 4.3.1.6.3 hereof shall be entitled to receive the dividend or other distribution payable on such shares on the corresponding Dividend Payment Date notwithstanding the conversion thereof following such Dividend Record Date and prior to such Dividend Payment Date, and a holder of shares of Series A Preferred Stock on a Dividend Record Date who (or whose transferee) tenders any such shares for conversion into shares of Common Stock on such Dividend Payment Date will receive the dividend or other distribution payable by the Corporation on such shares of Series A Preferred Stock if and when paid, and the converting holder need not include payment of the amount of such dividend or distribution upon surrender of shares of Series A Preferred Stock for conversion.

          4.3.1.6.2.5.    From the date hereof, the Corporation will at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Class A Common Stock and Class B Common Stock, solely for the purpose of effecting conversions of the Series A Preferred Stock, the aggregate number of shares of Class A Common Stock and Class B Common Stock, as the case may be, issuable upon conversion of the Series A Preferred Stock (as if all shares of Series A Preferred Stock are so convertible). The Corporation will procure, at its sole expense, the listing of all shares of Common Stock issuable upon conversion of Series A Preferred Stock, subject to issuance or notice of issuance, on the principal domestic stock exchange on which the Common Stock is then listed or traded. The Corporation will take all actions as may be necessary to ensure that all shares of Common Stock issuable upon conversion of Series A Preferred Stock will be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which the shares of Class A Common Stock or Class B Common Stock are listed or traded.

          4.3.1.6.2.6.    Issuances of certificates for shares of Common Stock upon conversion of the Series A Preferred Stock shall be made without charge to the holder of shares of Series A Preferred Stock or any of its transferees for any issue or transfer tax, including without limitation any issuance, documentary, stamp, transfer or similar tax or governmental charge (other than taxes in respect of any transfer of Series A Preferred Stock occurring contemporaneously therewith) or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Corporation.

          4.3.1.6.2.7.    In connection with the conversion of any shares of Series A Preferred Stock, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay cash in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Market Price (as defined below) per share of Common Stock on the applicable Series A Conversion Date.

          4.3.1.6.2.8.    The Corporation shall ensure that each share of Common Stock issued as a result of conversion of Series A Preferred Stock shall be accompanied by any rights associated generally with each other share of Common Stock outstanding as of the applicable Series A Conversion Date.

          4.3.1.6.2.9.    So long as any shares of Series A Preferred Stock remain outstanding, and except as required by law, the Corporation will not close it books against the transfer of any shares of Series A Preferred Stock or the Common Stock issuable upon conversion of shares of Series A Preferred Stock or take any other action in any manner which interferes with the timely conversion of such shares.

          4.3.1.6.3.    Adjustments to Series A Conversion Price.    From and after the date shares of Series A Preferred Stock are initially issued, the Series A Conversion Price shall be adjusted from time to time as follows:

          4.3.1.6.3.1.    Stock Splits, Subdivisions, Reclassifications or Combinations.    If the Corporation (A) declares a dividend or makes a distribution on its Common Stock in shares of Common Stock, (B) subdivides or reclassifies the outstanding shares of Common Stock into a greater number of shares, or (C) combines or reclassifies the outstanding Common Stock into a smaller number of shares, the Series A Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to the number obtained by multiplying the Series A Conversion Price theretofore in effect by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action, and the denominator of which shall be the number of shares of Common Stock outstanding immediately following such action; provided, however, that the Series A Conversion Price with respect to any shares of Series A Preferred Stock need not be adjusted in respect of a dividend or distribution covered by this paragraph to the extent the holder thereof participates in such dividend or distribution equally and ratably on an as-converted basis for such Series A Preferred Stock pursuant to Subsection 4.3.1.3.

          4.3.1.6.3.2.    Other Distributions.    If the Corporation fixes a Dividend Record Date for the making of a dividend or distribution to all holders of shares of its Common Stock of (A) shares of any class of stock of any Person other than shares of the Corporation's Common Stock, or (B) evidence of indebtedness of the Corporation or any Subsidiary, or (C) assets (excluding dividends or distributions covered by Subsection 4.3.1.6.3.1 hereof), or (D) rights or warrants in respect of any of the foregoing, then in each such case the Series A Conversion Price in effect immediately prior thereto shall be reduced immediately thereafter to the price determined by multiplying (1) the Series A Conversion Price in effect immediately prior thereto by (2) a fraction, the numerator of which shall be the Market Price per share of Common Stock on such Dividend Record Date less the then fair market value (as determined by a firm of independent public accountants or an independent appraiser, in each case, of recognized national standing selected by the Board of Directors, provided that such value shall not for purposes hereof in any event be equal to or greater than the Market Price per share of Common Stock on such record date) as of such Dividend Record Date of the shares, assets, evidences of indebtedness, rights or warrants so paid with respect to one share of Common Stock, and the denominator of which shall be the Market Price per share of Common Stock on such Dividend Record Date; provided, further, however, that the Series A Conversion Price of shares of Series A Preferred Stock held by a holder thereof need not be reduced in respect of a dividend or distribution covered by this Subsection 4.3.1.6.3.2 to the extent such holder shall participate in such dividend or distribution equally and ratably on an as-converted basis for such Series A Preferred Stock pursuant to Section 4.3.1.3. In the event that such dividend or distribution is not so made, the Series A Conversion Price then in effect shall be readjusted, effective as of the date when the Board of Directors determines not to distribute such shares, evidences of indebtedness, assets, rights or warrants, as the case may be, to the Series A Conversion Price that would then be in effect if such record date had not been fixed.

          4.3.1.6.3.3.    Certain Repurchases of Common Stock.    If the Corporation effects a Pro Rata Repurchase of Common Stock, then the Series A Conversion Price shall be reduced to the price determined by multiplying the Series A Conversion Price in effect immediately prior to the Effective Date of such Pro Rata Repurchase by a fraction, the numerator of which shall be the product of (A) the number of shares of Common Stock outstanding (including any tendered or exchanged shares) at such Effective Date, multiplied by (B) the Market Price per share of Common Stock on the trading day next succeeding such Effective Date, and the denominator of which shall be the sum of (X) the fair market value of the aggregate consideration payable to stockholders of the Corporation based upon the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchanged and not withdrawn as of such Effective Date (the shares deemed so accepted, up to any maximum, being referred to as the "Purchased Shares") and (Y) the product of the number of shares of Common Stock outstanding (less any Purchased Shares) at such Effective Date and the Market Price per share of Common Stock on the trading day next succeeding such Effective Date, such reduction to become effective immediately prior to the opening of business on the day following such Effective Date.

          The Series A Conversion Price need not be adjusted under the preceding paragraph in respect of a Pro Rata Repurchase if (A) the consideration offered and paid by the Corporation in such Pro Rata Repurchase consists solely of cash and (B) concurrently with the related Offer (as defined below) by the Corporation to the holders of Common Stock in respect of such Pro Rata Repurchase, the Corporation also makes an offer, in writing and in compliance with applicable laws, to all holders of Series A Preferred Stock to purchase a percentage of all shares of Series A Preferred Stock equal to the percentage of all shares of Common Stock that the Corporation has offered to purchase under the related Offer, which offer to the holders of Series A Preferred Stock shall be open for the same period, offer the same form of consideration, and otherwise be on the same terms and conditions, as such Offer to the holders of Common Stock in all material respects, provided that the amount of consideration payable by the Corporation per share of Series A Preferred Stock in such offer to the holders of Series A Preferred Stock shall be equal to the product of (X) the amount of consideration payable by the Corporation per share of Common Stock in the Offer to the holders of Common Stock multiplied by (Y) the number of shares of Common Stock into which one share of Series A Preferred Stock could be converted under this Section 4.3.1.6 at such time.

          4.3.1.6.3.4.    Business Combinations.    In case of any Business Combination or reclassification of Common Stock (other than a reclassification of Common Stock covered by Subsection 4.3.1.6.3.1 hereof), lawful provision shall be made as part of the terms of such Business Combination or reclassification whereby the holder of each share of Series A Preferred Stock then outstanding shall have the right thereafter to convert such share into the kind and amount of securities, cash and other property receivable upon the Business Combination or reclassification by a holder of the number of shares of Common Stock of the Corporation into which a share of Series A Preferred Stock would have been convertible at the conversion rate described under this Subsection 4.3.1.6 immediately prior to the Business Combination or reclassification. The Corporation, or the Person formed by the consolidation or resulting from the merger or which acquires such assets or which acquires the Corporation's shares, as the case may be, shall make provisions in its certificate or articles of incorporation or other constituent documents to establish such rights and to ensure that the rights of the holders of Series A Preferred Stock established in this Certificate of Incorporation are unchanged, except as permitted by Section 4.3.1.6 hereof or as required by applicable law. The certificate or articles of incorporation or other constituent documents shall provide for adjustments, which, for events subsequent to the effective date of the certificate or articles of incorporation or other constituent documents, shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 4.3.1.6.

          4.3.1.6.3.5.    Successive Adjustments.    Successive adjustments in the Series A Conversion Price shall be made, without duplication, whenever any event specified in Subsections 4.3.1.6.3.1 through 4.3.1.6.3.4 shall occur.

          4.3.1.6.3.6.    Rounding of Calculations; Minimum Adjustments.    All calculations under this Subsection 4.3.1.6.3 shall be made to the nearest one-thousandth (1/1,000th) of a cent. No adjustment in the Series A Conversion Price is required if the amount of such adjustment would be less than $0.01; provided, however, that any adjustments which by reason of this Subsection 4.3.1.6.3.6 are not required to be made will be carried forward and given effect in any subsequent adjustment.

          4.3.1.6.3.7.    Voluntary Adjustment by the Corporation.    The Corporation may at its option, at any time during the term of the Series A Preferred Stock, reduce the then current Series A Conversion Price to any amount deemed appropriate by the Board of Directors; provided, however, that if the Corporation elects to make such adjustment, such adjustment will remain in effect for at least a 15-day period, after which time the Corporation may, at its option, reinstate the Series A Conversion Price in effect prior to such reduction, subject to any interim adjustments pursuant to this Subsection 4.3.1.6.3. Notwithstanding anything herein to the contrary, during any time that Common Stock is listed on the Nasdaq Stock Market, in no event will the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock exceed a number of shares that would require, pursuant to Nasdaq Rule 4350, stockholder approval.

          4.3.1.6.3.8.    Statement Regarding Adjustments.    Whenever the Series A Conversion Price shall be adjusted as provided in this Subsection 4.3.1.6.3, the Corporation shall forthwith file, at the principal office of the Corporation, a certificate showing in reasonable detail the facts requiring such adjustment and the Series A Conversion Price that shall be in effect after such adjustment and the Corporation shall also cause a copy of such certificate to be sent by mail, first class postage prepaid, to each holder of shares of Series A Preferred Stock at the address appearing in the Corporation's records.

          4.3.1.6.3.9.    Notices.    In the event that the Corporation shall give notice or make a public announcement to the holders of Common Stock of any action of the type described in this Subsection 4.3.1.6.3, the Corporation shall, at the time of such notice or announcement, and in the case of any action which would require the fixing of a record date, at least 10 days prior to such record date, give notice to the holders of shares of Series A Preferred Stock, in the manner set forth in Subsection 4.3.1.6.3.8, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Series A Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable upon conversion of the Series A Preferred Stock.

          4.3.1.6.3.10.    Protection of Conversion Rights.    So long as any shares of Series A Preferred Stock are outstanding, the Corporation, shall not, without the written consent or affirmative vote at a meeting called for that purpose by holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting as a single and separate class, amend, alter or repeal any provisions of this Section 4.3.1.6 so as to, or in a manner that would, adversely affect the preferences, rights, privileges or powers of the Series A Preferred Stock.

          4.3.1.7.    Successors and Assigns.

          All parties at any time holding any Series A Preferred Stock and any party purchasing any Series A Preferred Stock from any holder shall be entitled to the benefits of this Section 4.3. In the event that any holder transfers any Series A Preferred Stock such holder shall continue to have the benefits of this Section 4.3 for the period during which such holder was the holder of the Series A Preferred Stock and each subsequent holder thereof shall have all of the rights afforded the prior holder hereunder with the same force and effect as thought he name of such holder were substituted for the name of the prior holder herein.

          4.3.1.8.    Certain Other Provisions.

          4.3.1.8.1.    Initially, record and beneficial ownership of shares of Series A Preferred Stock may not be transferred by their holder, except by operation of law. Following the date that is eighteen months after the date of the Closing, record and beneficial ownership of shares of Series A Preferred Stock may, subject to all applicable state and federal laws, be transferred or sold by their holder.

          4.3.1.8.2.    In the event any shares of Series A Preferred Stock are converted pursuant to, or are otherwise acquired by the Corporation, the shares so converted or otherwise acquired shall be retired and cancelled, shall not be reissued by the Corporation as Series A Preferred Stock, and shall be eliminated from the shares of Series A Preferred Stock which the Corporation shall be authorized to issue.

          4.3.1.8.3.    No provision in this Certificate of Incorporation shall be construed to limit or impair (1) the right of each holder of Series A Preferred Stock to participate equally and ratably in dividends and distributions pursuant to Section 4.3.1.3 hereof or Series A Liquidation Preference payments pursuant to Section 4.3.1.4 hereof, in each case, on an as-converted basis as provided therein, or the operation of any of the conversion adjustment and other provisions of Section 4.3.1.4 hereof or (2) any of the other rights, preferences and privileges of a holder of Series A Preferred Stock pursuant to this Certificate of Incorporation or applicable law.

          4.3.1.8.4.    If any Series A Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation will issue, in exchange and in substitution for and upon cancellation of the mutilated certificate, or in lieu of and substitution for the certificate lost, stolen or destroyed, a new Series A Preferred Stock certificate of like tenor and representing an equivalent amount of Series A Preferred Stock, upon receipt of evidence of such loss, theft or destruction of such certificate and, if requested by the Corporation, an indemnity on customary terms for such situations reasonably satisfactory to the Corporation.

        FIFTH:    Elimination of Certain Liability of Directors.    No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director; provided, however, that to the extent required by the provisions of Section 102(b)(7) of the DGCL or any successor statute, or any other laws of the State of Delaware, this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended DGCL. Any repeal or modification of this Article Fifth by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing as of the time of such repeal or modification.

        SIXTH:    Indemnification.

        6.1.    Right to Indemnification of Directors and Officers.    The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person in such proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.3, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in advance by the Board of Directors. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, either rebut such presumption or create a presumption that (a) the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, (b) with respect to any criminal action or proceeding, the person had reasonable cause to believe that the person's conduct was unlawful or (c) the person was not successful on the merits or otherwise in defense of the proceeding or of any claim, issue or matter therein. If the DGCL is hereafter amended to provide for indemnification rights broader than those provided by this Section 6.1, then the persons referred to in this Section 6.1 shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL as so amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior to such amendment).

        6.2.    Prepayment of Expenses of Directors and Officers.    The Corporation shall pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article SIXTH or otherwise.

        6.3.    Claims by Directors and Officers.    If a claim for indemnification or advancement of expenses under this Article SIXTH is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

        6.4.    Indemnification of Employees and Agents.    The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such person in connection with such proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a proceeding initiated by such person if the proceeding was not authorized in advance by the Board of Directors.

        6.5.    Advancement of Expenses of Employees and Agents.    The Corporation may pay the expenses (including attorney's fees) incurred by an employee or agent in defending any proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

        6.6.    Non-Exclusivity of Rights.    The rights conferred on any person by this Article SIXTH shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this certificate of incorporation, the by-laws of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise.

        6.7.    Other Indemnification.    The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

        6.8.    Insurance.    The Board of Directors may, to the fullest extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article SIXTH; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article SIXTH.

        6.9.    Amendment or Repeal.    Any amendment, modification or repeal of the foregoing provisions of this Article SIXTH shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder are contract rights that vest upon a Covered Person's election as a director or officer, and shall inure to the benefit of any Covered Person and such person's heirs, executors and administrators.

        SEVENTH:    Stockholder Action.    Subject to the rights of the holders of any series of Preferred Stock, any action required or permitted to be taken by stockholders pursuant to this Certificate of Incorporation or under applicable law may be effected only at a duly called annual or special meeting of stockholders and with a vote thereat, and may not be effected by consent in writing.

        EIGHTH:    Miscellaneous.    The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation and for the purpose of creating, defining, limiting and regulating powers of the Corporation and its directors and stockholders:

        8.1.    Definitions.    Unless the context otherwise requires, when used in this Certificate of Incorporation, the following terms shall have the meaning indicated.

        "Affiliate" means with respect to any Person, any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For purposes of this definition, the term "control" (and correlative terms "controlling," "controlled by" and "under common control with") means possession of the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

        "beneficially owned" or "owned beneficially" shall have the same meaning as when used in Section 13(d)(3) or 14(d)(2) of the Exchange Act.

        "Board of Directors" means the Board of Directors of the Corporation.

        "Business Combination" means (i) any reorganization, consolidation, merger, share exchange or similar business combination transaction involving the Corporation or (ii) the sale, assignment, conveyance, transfer, lease or other disposition by the Corporation of all or substantially all of its assets.

        "Business Day" means a day except a Saturday, a Sunday or other day on which banks in the City of New York, New York or London, England are authorized or required by applicable law to be closed.

        "Closing" means the closing under the Transaction Agreement.

        "Dividend Payment Date" means the last day of March, June, September and December of each year, commencing on the first of such days to follow the Closing, or, if any such day is not a Business Day, the next succeeding Business Day.

        "Dividend Record Date" means the date set by the Board of Directors to determine the holders of the Corporation's capital stock entitled to receive any dividend or distribution declared by the Corporation pursuant to this Certificate of Incorporation. Such date shall be not more than 60 days nor less than 10 days preceding the related dividend or distribution payment date.

        "ED&F" means ED&F Man Holdings Limited, its Subsidiaries and Affiliates other than the Corporation, and any Persons with which any of such entities acts together as a group as a stockholder of the Corporation; provided that "ED&F" (i) shall not include the Employee Trust (as such term is defined in the Transaction Agreement), (ii) for purposes only of Subsections 4.2.3.2.4.2 and 4.3.1.6.1.2, shall include any director of ED&F Man Holdings Limited and any ED&F Member, and (iii) except as provided in the preceding clause (ii), shall not include any natural person.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

        "group" or "acts together as a group" shall have the same meaning as when used in Section 13(d)(3) or 14(d)(2) of the Exchange Act.

        "Independent" means, when used to determine if a Person is independent of ED&F, that such Person (i) is not a director, executive officer or employee of ED&F (ii) does not act as a group with ED&F as a stockholder of the Corporation, and (iii) does not have a relationship with ED&F, which, in the good faith opinion of the directors of the Corporation would interfere with his or her independent judgment in carrying out the responsibilities of a director of the Corporation.

        In addition, the following Persons shall not be considered Independent of ED&F:

          (a)   a Person who is, or at any time during the past three years was, employed by ED&F;

          (b)   a Person who accepted or who has a family member who accepted any compensation from ED&F in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

            (1)   compensation for board or board committee service;

            (2)   compensation paid to a family member who is an employee (other than an executive officer) of ED&F; or

            (3)   benefits under a tax-qualified retirement plan, or non-discretionary compensation.

          (c)   a Person who is a family member of an individual who is, or at any time during the past three years was, employed by ED&F as an executive officer;

          (d)   a Person who is, or who has a family member who is, a partner in, or a controlling stockholder or an executive officer of, any organization to which ED&F made, or from which the Corporation received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of such organization's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

            (1)   payments arising solely from investments in the Corporation's securities; or

            (2)   payments under non-discretionary charitable contribution matching programs.

          (e)   a Person who is, or who has a family member who is, or at any time during the past three years was, employed as an executive officer of another entity where any of the executive officers of ED&F serve on the compensation committee of such other entity; or

          (f)    a Person who is, or who has a family member who is, a current partner of ED&F's outside auditor, or was a partner or employee of ED&F's outside auditor who worked on ED&F's audit at any time during the past three years.

        "Market Price" means, with respect to a particular security, on any given day, the last reported sales price (regular way) or, in case no such reported sales takes place on such day, the average of the highest asked and lowest bid prices (regular way), of such security, in either case on the principal national securities exchange or securities market on which such security is listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, (i) the average of the highest and lowest sale prices of such security for such day reported by the OTC BB if such security is traded over-the-counter and quoted on the OTC BB, or (ii) if such security is so traded, but not so quoted, the average of the highest reported asked and lowest reported bid prices of such security as reported by the OTC BB or any comparable system, or (iii) if such security is not listed on the OTC BB or any comparable system, the average of the highest asked and lowest bid prices of such security as furnished by two members of the Financial Industry Regulatory Authority selected from time to time by the Corporation for that purpose. If such security is not listed and traded in a manner that permits the quotations referred to above to be available for the period required hereunder, the Market Price per share of such security shall be deemed to be the fair value per share of such security as determined in good faith by the Board of Directors.

        "OTC BB" means the over-the-counter Bulletin Board, a quotation system operated by Financial Industry Regulatory Authority.

        "Person" means an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

        "Pro Rata Repurchase" means any purchase of shares of Common Stock by the Corporation or any Subsidiary thereof pursuant to any Offer. "Offer" means any tender offer or exchange offer subject to Section 13(e) of the Exchange Act, or pursuant to any other offer available to substantially all holders of Common Stock, whether for cash, shares of capital stock of the Corporation, other securities of the Corporation, evidences of indebtedness of the Corporation or any other Person or any other property (including, without limitation, shares of capital stock, other securities or evidences of indebtedness of a Subsidiary of the Corporation), or any combination thereof, effected while shares of Series A Preferred Stock are outstanding. The "Effective Date" of a Pro Rata Repurchase shall mean the date of acceptance of shares for purchase or exchange under any tender or exchange offer which is a Pro Rata Repurchase or the date of purchase with respect to any Pro Rata Repurchase that is not a tender or exchange offer.

        "Stock Escrow Agreement" means the Amended and Restated Stock Escrow Agreement, dated as of the date of the Closing, by and among the Corporation, Shermen WSC Holding LLC, a Delaware limited liability company, Westway Holdings Corporation, a Delaware corporation, Continental Stock

Transfer & Trust Company, a New York corporation, as escrow agent, and the Initial Stockholders identified therein, as the same may be amended from time to time.

        "Subsidiary" of a Person means (i) a corporation, a majority of whose stock with voting power, under ordinary circumstances, to elect directors is at the time of determination, directly or indirectly, owned by such Person or by one or more Subsidiaries of such Person, or (ii) any other entity (other than a corporation) in which such Person or one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has at least a majority ownership interest.

        "Transaction Agreement" means the Amended and Restated Transaction Agreement, dated as of May 1, 2009, by and among the Corporation, Terminal Merger Sub LLC, a Delaware limited liability company, Feed Merger Sub LLC, a Delaware limited liability company, ED&F Man Holdings Limited, a company limited by shares organized under the Laws of England and Wales, Westway Holdings Corporation, a Delaware corporation, Westway Terminal Company Inc., a Delaware corporation, and Westway Feed Products, Inc., a Delaware corporation.

        "Transfer Agent" means the Corporation's duly appointed transfer agent, registrar, redemption, conversion and dividend disbursing agent for the Corporation's capital stock, or any successor duly appointed by the Corporation.

        8.2.    The Board of Directors.

          8.2.1.    Number of Directors.    The number of directors of the Corporation which shall constitute the first Board of Directors after the date hereof shall be seven. Thereafter, the number of directors shall be established from time to time in the manner provided in the By-Laws.

          8.2.2.    Classification, Election and Term of Office of Directors.    The directors shall be divided into three classes, designated Class I, Class II and Class III, which shall be designated by the Board of Directors in connection with their nomination as directors at or prior to the Effective Time. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At the first annual meeting of stockholders following the Effective Time, the term of office of the Class I directors shall expire and successors to the Class I directors shall be elected for a three-year term. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors shall expire and successors to the Class II directors shall be elected for a three-year term. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors shall expire and successors to the Class III directors shall be elected for a three-year term. At each succeeding annual meeting of stockholders beginning in 2010, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall, subject to Subsection 4.2.3.2.4, be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case, except in the case of a change in the class of such director pursuant to Subsection 4.2.3.2.4, will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify. Notwithstanding the foregoing, the election, term of office, filling of vacancies and other features of ED&F Members shall be governed by the terms of this Amended and Restated Certificate of Incorporation or the By-Laws applicable thereto, and except as otherwise provided in Subsection 4.2.3.2.4, ED&F Members so elected shall not be included in classes pursuant to this Section 8.2.2 and the number of such directors shall not be counted in determining the number of directors to be included in each class.

          8.2.3.    Manner of Election of Directors.    Elections of directors need not be by written ballot unless the By-Laws shall so provide.

          8.2.4.    Quorum.    At any regular meeting of the Board of Directors, the presence (including by proxy or via telephone) of at least one director elected by the holders of the shares of Class B Common Stock shall be necessary for a quorum to be constituted. At any special meeting of the Board of Directors, the presence (including by proxy or via telephone) of (a) a majority of the directors elected by the holders of the shares of Class A Common Stock and (b) all of the directors elected by the holders of the shares of Class B Common Stock shall be necessary for a quorum to be constituted.

        8.3.    Certain Related Party Transactions.    Only those directors elected by holders of the shares of the Corporation's Class A Common Stock shall have the right to vote on any transaction of the Corporation in which ED&F is "Interested." For purposes of this Section 8.3, ED&F will be deemed to be Interested only in any transaction in which (i) the Corporation and any Person or Persons who are not Independent of ED&F participate and (ii) such Person or Persons have a direct or indirect material interest in such transaction and the amount involved in such transaction exceeds $120,000.

        8.4.    Amendment of By-Laws.    In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to make, alter, amend and repeal the Bylaws, subject to the power of stockholders of the Corporation to make, alter, amend or repeal the Bylaws; provided, however, that Section 9.1 and Articles II and III of the By-Laws may be amended or repealed, and new By-Laws may be adopted that would supersede, limit or otherwise alter the effect of Section 9.1 or Articles II and III of the By-Laws, only (i) by the Board of Directors by a vote of the directors that includes the affirmative votes of a majority of the directors elected by the holders of shares of Class A Common Stock and a majority of the directors elected by the holders of shares of Class B Common Stock, and (ii) by the stockholders at an annual or special meeting called for such purpose by the affirmative votes by holders of at least a majority of the voting power of the shares of Class A Common Stock and by holders of at least a majority of the voting power of the shares of Class B Common Stock.

        8.5.    Severability.    In the event any provision (or portion thereof) of this Certificate of Incorporation shall be found to be invalid, prohibited, or unenforceable for any reason, the remaining provisions (or portions thereof) of this Certificate of Incorporation shall be deemed to remain in full force and effect, and shall be construed as if such invalid, prohibited, or unenforceable provision had been stricken herefrom or otherwise rendered inapplicable, it being the intent of the Corporation and its stockholders that each such remaining provision (or portion thereof) of this Certificate of Incorporation remain, to the fullest extent permitted by law, applicable and enforceable as to all stockholders, notwithstanding any such finding.

        8.6.    Headings and Subdivisions.    The headings and various subdivisions used in this Certificate of Incorporation are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

        8.7.    Reservation of Right to Amend Certificate of Incorporation.    The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute or herein, and all rights conferred upon stockholders herein are granted subject to this reservation.

        IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be signed by [                        ], its Chief Executive Officer, as of the [      ] day of May, 2009.

By:	Name: Title: Chief Executive Officer

ANNEX C

FAIRNESS OPINION OF OPPENHEIMER & CO. INC.

November 24, 2008

The Board of Directors
Shermen WSC Acquisition Corp.

Members of the Board:

        We understand that Shermen WSC Acquisition Corp. ("Shermen"), Terminal Merger Sub LLC, a wholly owned subsidiary of Shermen ("Terminal Merger Sub"), Feed Merger Sub LLC, a wholly owned subsidiary of Shermen ("Feed LLC"), ED&F Man Holdings Limited ("ED&F"), Westway Holdings Corporation ("Holdings" and together with ED&F, "Seller"), Westway Terminal Company Inc. ("Westway Terminal") and Westway Feed Products, Inc. ("Westway Feed") intend to enter into a Transaction Agreement, to be dated as of November 25, 2008 (the "Transaction Agreement"), pursuant to which (i) Shermen will purchase from ED&F all of the outstanding shares of the capital stock (or equivalent equity interests) of Westway Terminals UK Limited, Westway (Australia) Pty Ltd., Westway Terminals Nederland B.V., ED&F Man Korea Limited, Westway Terminals Danmark APS, Westway Terminal Poland Sp. zo.o, Westway Terminals Hibernian Limited, Champion Liquid Feeds Pty Ltd. and ED&F Man Liquid Products Inc., (ii) Shermen will acquire Westway Terminal from Holdings pursuant to the merger of Westway Terminal with and into Terminal Merger Sub and (iii) Shermen will acquire Westway Feed from Holdings pursuant to the merger of Westway Feed with and into Feed Merger Sub (collectively, the "Transaction") for an aggregate purchase price (the "Purchase Price") consisting of (a) $103,000,000 million in cash subject to certain adjustments as set forth in the Transaction Agreement, (b) 24,323,614 shares of Shermen common stock ("Shermen Common Stock") subject to certain adjustments as set forth in the Transaction Agreement, (c) 7,410,776 shares of Shermen's newly created Series A preferred stock ("Shermen Preferred Stock"), (d) up to an additional 12,181,818 shares of Shermen Preferred Stock and (e) the present value of dividend payments on the Shermen Preferred Stock to be paid to Seller.

        You have asked Oppenheimer & Co. Inc. ("Oppenheimer") to render a written opinion ("Opinion") to the Board of Directors of Shermen as to whether, as of the date hereof, (i) the Purchase Price is fair, from a financial point of view, to Shermen and (ii) the Fair Market Value (as defined below) of the businesses of Seller to be acquired by Shermen (the "Acquired Businesses") is at least equal to 80% of the Net Assets (as defined below) of Shermen (the "80% Test").

        In arriving at our Opinion, we:

  (a)
  reviewed a draft, dated November 21, 2008, of (i) the Transaction Agreement, (ii) the Stock Escrow Agreement (as defined in the Transaction Agreement), (iii) the Stock Exchange Agreement (as defined in the Transaction Agreement) and (iv) the Amended and Restated Certificate of Incorporation of Shermen (the "Shermen Charter");

  (b)
  reviewed audited financial statements of Shermen for fiscal years ended December 31, 2006 and December 31, 2007 and unaudited financial statements of Shermen for the nine months ended September 30, 2008;

  (c)
  reviewed draft audited financial statements (the "Draft Financial Statements") of the Acquired Businesses for the years ended October 31, 2005, October 31, 2006 and October 31, 2007 and for the nine months ended July 31, 2008;

  (d)
  reviewed financial forecasts and estimates relating to the Acquired Businesses for the fiscal years ending October 31, 2009, 2010 and 2011 prepared by the management of Seller and the

    Acquired Businesses and for the fiscal years ending October 31, 2012 and 2013 prepared by Shermen;

  (e)
  held discussions with the senior managements of Shermen, Seller and the Acquired Businesses with respect to the businesses and prospects of Shermen and the Acquired Businesses;

  (f)
  reviewed and analyzed certain publicly available financial data for companies that we deemed relevant in evaluating Shermen and the Acquired Businesses;

  (g)
  reviewed and analyzed certain publicly available information for transactions that we deemed relevant in evaluating the Transaction;

  (h)
  reviewed other public information concerning Shermen; and

  (i)
  performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

        In connection with our delivery of this Opinion, we also considered the following factors: (i) Shermen will pay a dividend of $1.00 per share to holders of Shermen Common Stock (other than Seller and Shermen WSC Holding LLC ("Shermen LLC"), one of the founding stockholders of Shermen) immediately following the closing of the Transaction, (ii) Shermen LLC has agreed, pursuant to the Share Exchange Agreement, to exchange 1,100,000 shares of Shermen Common Stock for 60,000 shares of Shermen Preferred Stock, 40,000 shares of Shermen Common Stock and 1,000,000 warrants to acquire Shermen Common Stock at an exercise price of $5.00 per share, and (iii) Shermen LLC, pursuant to the Share Escrow Agreement, has agreed to hold all of its shares of Shermen Common Stock in escrow until six months following the closing of the Transaction, with 2,875,000 shares of Shermen Common Stock remaining in escrow after such six month period and released only upon the achievement of certain performance thresholds.

        In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Shermen, Seller and the Acquired Businesses and their respective employees, representatives and affiliates or otherwise reviewed by us. With respect to the financial forecasts and estimates relating to the Acquired Businesses utilized in our analyses, we have been advised and, at the direction of the managements of Shermen, Seller and the Acquired Businesses and with the consent of Shermen, have assumed, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of Shermen, Seller and the Acquired Businesses, as the case may be, as to the future financial condition and operating results of the Acquired Businesses and that the financial results reflected in such forecasts and estimates will be achieved at the times and in the amounts projected. We have relied, at the direction of Shermen, without independent verification or investigation, on the assessments of the management of Shermen as to (i) the existing and future products, technology and intellectual property of Shermen and the Acquired Businesses and the risks associated with such products, technology and intellectual property and (ii) the ability of Shermen to integrate the businesses of Shermen and the Acquired Businesses and to retain key customers and suppliers of the Acquired Businesses. We also have assumed, with the consent of Shermen, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Shermen, the Acquired Businesses or the Transaction (including the contemplated benefits to Shermen of the Transaction). We also have assumed, with the consent of Shermen, (a) that the Purchase Price will not be adjusted in any manner, including pursuant to Sections 2.9, 2.10 and 3.2 of the Transaction Agreement and (b) that the final audited financial statements of the Acquired Businesses for the years ended October 31, 2005, October 31, 2006 and October 31, 2007 and the nine months ended July 31, 2008 will not differ in more than an insignificant manner from the Draft Financial Statements. In addition, representatives of Shermen have advised us, and we therefore have assumed, that (a) the final terms of the Transaction Agreement, Stock Escrow Agreement, the Stock Exchange Agreement and the Shermen Charter will not vary materially from those set forth in the drafts reviewed by us, and (b) the final terms of the Parent Credit Facility (as defined in the Transaction Agreement) will be substantially similar to those discussed with us on or prior to the date hereof. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Shermen or the Acquired Businesses.

        By way of background regarding Shermen, we understand that:

  (a)
  Shermen is a blank check company that consummated its initial public offering ("IPO") on May 30, 2007.

  (b)
  In the IPO, Shermen sold 23,000,000 shares of Shermen Common Stock and 46,000,000 associated warrants ("Shermen Warrants") to purchase shares of Shermen Common Stock, to the public at an offering price of $6.00 per Shermen Unit. For purposes hereof, a Shermen Unit shall consist of one share of Shermen Common Stock and two Shermen Warrants.

  (c)
  On May 30, 2007, Shermen consummated a private placement of 5,214,286 Shermen Warrants (approximately 10.2% of the total Shermen Warrants outstanding after giving effect to the IPO) to certain founding stockholders of Shermen at an offering price of $0.70 per Shermen Warrant.

  (d)
  Certain directors and officers of Shermen (the "Founding Stockholders") also own 5,750,000 shares of Shermen Common Stock (approximately 20.0% of the total shares of Shermen Common Stock outstanding after giving effect to the IPO), which they acquired for nominal consideration.

  (e)
  In accordance with the Shermen Charter, an amount equal to $136,860,000 (which equals the net sum of the proceeds of the IPO, which includes the deferred discount of $5,520,000 payable to the underwriters of the IPO and the $3,650,000 of proceeds from the private placement of Shermen Warrants) has been deposited into a trust account (the "Trust Account").

  (f)
  The net funds held in the Trust Account will not be released until the earlier of (i) the completion of a business combination (with a target acquisition (or acquisitions)) having a Fair Market Value of at least 80% of the Net Assets of Shermen at the time of such acquisition (or acquisitions) or (ii) the liquidation of Shermen (as described below).

  (g)
  Shermen can consummate the Transaction only if (i) a majority of the outstanding shares of Shermen Common Stock held by its public stockholders are voted in favor of the Transaction and (ii) public stockholders owning less than 40% of the shares of Shermen Common Stock held by Shermen's public stockholders both vote against the Transaction and exercise their conversion rights (as described below).

  (h)
  If the Transaction is consummated, Shermen's public stockholders who vote against the Transaction are entitled to convert their Shermen Common Stock into their pro rata share of the net funds in the Trust Account and will continue to have the right to exercise any Shermen Warrants they may continue to hold.

  (i)
  If Shermen is unable to consummate a business combination by October 30, 2009, its corporate existence will cease except for the purposes of winding up its affairs and liquidating pursuant to the Delaware General Corporation Law. In such an event, the net funds from the

    Trust Account will be distributed to the public stockholders of Shermen, but the Founding Stockholders will not participate in any liquidation distribution, and the underwriters of the IPO will not be entitled to the $5,200,000 of the underwriters' deferred discount deposited in the Trust Account.

        In connection with the performance of the 80% Test and the delivery of this Opinion, we have been advised by Shermen that (i) pursuant to Article Fifth of the Shermen Charter, Oppenheimer should consider, in the determination of the fair market value (the "Fair Market Value") of the Acquired Businesses, financial standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value, and (ii) the net assets of Shermen are equal to $133,110,694 (the "Net Assets"), and 80% of Net Assets, as determined in accordance with the Shermen Charter, are equal to $106,488,555.

        In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Shermen or the Acquired Businesses, nor have we been furnished with any such appraisals. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Transaction Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Shermen or the Acquired Businesses. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Shermen, Seller, the Acquired Businesses and their respective advisors with respect to such issues. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. As you are aware, the credit, financial and stock markets are currently experiencing unusual volatility and we express no opinion or view as to the potential effects, if any, of such volatility on Shermen, the Acquired Businesses or the proposed Transaction. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion for any reason.

        We do not express any opinion as to the price or range of prices at which the Shermen Units, Shermen Common Stock or Shermen Warrants may trade or the trading volumes for such securities subsequent to the announcement or consummation of the Transaction. We express no view as to, and our Opinion does not address, any terms or other aspects or implications of the Transaction (other than the Purchase Price to the extent expressly specified herein) or any related transaction or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the form or structure of the Transaction.

        The issuance of this Opinion was approved by an authorized committee of Oppenheimer. As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

        We have acted as financial advisor to Shermen in connection with the Transaction and will receive a fee for our services, a portion of which will be payable upon delivery of this Opinion and a significant portion of which is contingent upon consummation of the Transaction. Additionally, CIBC World Markets Corp. ("CIBC") served as an underwriter in the Company's IPO. Since the IPO, Oppenheimer acquired certain of the assets of CIBC and, as a result, Oppenheimer is now entitled (i) to receive certain deferred cash compensation and (ii) to purchase 350,000 Shermen Units, in each case, upon consummation of certain transactions involving Shermen, including the Transaction. We and our affiliates have performed various investment banking and financial services for affiliates of Shermen, and expect to perform such services in the future, and expect to receive, customary fees for such services. In the ordinary course of business, we and our affiliates may actively trade securities of

Shermen for our and our affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        It is understood that this Opinion is intended for the benefit and use of the Board of Directors of Shermen in connection with its consideration of the Transaction. This Opinion is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement to be distributed to the holders of Shermen Common Stock in connection with the Transaction. This Opinion does not constitute a recommendation to the Board of Directors of Shermen in connection with the Transaction, nor does this Opinion constitute a recommendation to any holders of Shermen Common Stock as to how to vote in connection with the Transaction (including whether or not any holders of Shermen Common Stock should vote against the Transaction and exercise their right to convert their Shermen Common Stock into a pro rata portion of the Trust Account pursuant to the Shermen Charter).

        This Opinion does not address (i) Shermen's underlying business or financial decision to pursue the Transaction, (ii) the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Shermen (including, without limitation, seeking to consummate any other potential acquisition transaction), (iii) the relative merits of the Transaction as compared to the right that holders of Shermen Common Stock who vote against the Transaction have to convert their Shermen Common Stock into a pro rata portion of the Trust Account pursuant to the Shermen Charter, (iv) the relative merits of the Transaction as compared to a liquidation of Shermen pursuant to the Shermen Charter, (v) the fairness, from a financial point of view, of the Purchase Price to the holders of Shermen Units, Shermen Common Stock or Shermen Warrants, (vi) any financial, capital markets-related or other effects, direct or indirect, of the Transaction (in light of Shermen's corporate structure and organic corporate documents, including without limitation, the Shermen Charter) on Shermen's public stockholders relative to the Founding Stockholders, (vii) the financing of the Transaction by Shermen or the use of any cash on hand by Shermen to fund any potential payments to holders of Shermen Common Stock who exercise their conversion rights as described above, (viii) the effects of any other transaction in which Shermen might engage or (ix) the underlying valuation, future performance or long-term viability of Shermen or the Acquired Businesses or the actual value of Shermen Common Stock or Shermen Preferred Stock when issued.

        In addition, this Opinion does not constitute a solvency opinion or a fair value opinion, and we have not evaluated the solvency or fair value of Shermen, either before or following the consummation of the Transaction, under any federal or state laws relating to bankruptcy, insolvency or similar matters. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Shermen's, Seller's or the Acquired Businesses' officers, directors or employees, or any class of such persons, in connection with, or following the consummation of, the Transaction.

        Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, (i) the Purchase Price is fair, from a financial point of view, to Shermen and (ii) the Fair Market Value of the Acquired Businesses is at least equal to 80% of the Net Assets of Shermen.

Very truly yours,
OPPENHEIMER & CO. INC.

ANNEX D

PLAN OF LIQUIDATION
OF
SHERMEN WSC ACQUISITION CORP.
(A Dissolved Delaware Corporation)

        This Plan of Liquidation (or "Plan") of Shermen WSC Acquisition Corp, (the "Company") is dated this [    •    ] day of [    •    ], 2009.

        WHEREAS, the dissolution of the Company was duly authorized by its Board of Directors and stockholders, and the Company was dissolved on [    •    ], 2009 by the filing of a Certificate of Dissolution with the Office of the Secretary of State of the State of Delaware;

        WHEREAS, the Company elects to adopt a plan of distribution pursuant to Section 281(b) of the Delaware General Corporation Law (the "DGCL");

        WHEREAS, the Company has paid or otherwise satisfied or made provision for all claims and obligations of the Company known to the Company, including conditional, contingent, or unmatured contractual claims known to the Company, other than the following:

        1.     Fees and expenses in connection with legal, accounting and other services rendered prior to the date hereof, all as shown on the Company's unaudited interim financial statements at and for the period ending March 31, 2009, and liabilities and obligations incurred or to be incurred after such date to vendors or other persons for services rendered or goods sold, including fees and expenses in connection with legal, accounting and other professional services to be rendered in connection with the dissolution and liquidation of the Company and the winding-up of its business and affairs ("Vendor Obligations");

        2.     Liabilities for federal and state income taxes ("Tax Liabilities"); and

        3.     The Company's obligations to holders (the "Public Stockholders") of its shares of common stock issued in its initial public offering (the "IPO") to distribute the proceeds of the trust account established in connection with the IPO in connection with the dissolution and liquidation of the Company as provided in the Company's amended and restated certificate of incorporation and its IPO prospectus;

        WHEREAS, there are no pending actions, suits, or proceedings to which the Company is a party;

        WHEREAS, there are no facts known to the Company, indicating that claims that have not been made known to the Company or that have not arisen are likely to become known to the Company or to arise within ten years after the date of dissolution; and

        WHEREAS, Messrs. Francis P. Jenkins, Jr., G. Kenneth Moshenek and John E. Toffolon, Jr. have reaffirmed, and by their adoption of this Plan such individuals do hereby reaffirm their obligations to the Company, in connection with its IPO, to indemnify the Company for its debts to any vendor for services rendered or products sold to us, or by claims pursuant to indemnification obligations they provided us at the time of the Company's IPO to ensure that the amounts in the trust account will not be reduced;

        NOW THEREFORE, the Company adopts the following Plan, which shall constitute a plan of distribution in accordance with Section 281(b) of the DGCL:

        1.    PAYMENT OF LIABILITIES AND OBLIGATIONS.    The Company shall, as soon as practicable following the adoption of this Plan by the Board of Directors after the filing of a Certificate of Dissolution of the Company in accordance with the DGCL , (a) pay or provide for the payment in full or in such other amount as shall be agreed upon by the Company and the relevant creditor the Vendor Obligations and (b) pay in full the Tax Liabilities.

        2.    CONTINGENCY RESERVE; PRO RATA DISTRIBUTION.    There being no facts now known to the Company suggesting that any unknown claims or obligations of the Company or claims that have not arisen against the Company exist or might arise, the Company shall retain the indemnification obligations to the Company referred to in the sixth recital hereof as provision for any and all such claims and obligations.

        3.    AUTHORITY OF OFFICERS AND DIRECTORS.    The Board of Directors and the officers of the Company shall continue in their positions for the purpose of winding up the affairs of the Company as contemplated by Delaware law. The Board of Directors may appoint officers, hire employees and retain independent contractors in connection with the winding up process, and is authorized to pay such persons compensation for their services, provided that no current officer or director of the Company shall receive any compensation for his services as aforesaid, and that any such compensation to such other persons shall be fair and reasonable and consistent with disclosures made to the Company's stockholders in connection with the adoption of this Plan. Adoption of this Plan by holders of a majority of the voting power represented collectively by the outstanding shares of the Company's common stock shall constitute the approval of the Company's stockholders of the Board of Director's authorization of the payment of any such compensation.

        The adoption of the Plan by the holders of the Company's common stock shall constitute full and complete authority for the Board of Directors and the officers of the Company, without further stockholder action, to do and perform any and all acts and to make, execute and deliver any and all agreements, conveyances, assignments, transfers, certificates and other documents of any kind and character that the Board of Directors or such officers deem necessary, appropriate or advisable (i) to dissolve the Company in accordance with the laws of the State of Delaware and cause its withdrawal from all jurisdictions in which it is authorized to do business; (ii) to sell, dispose, convey, transfer and deliver the assets of the Company; (iii) to satisfy or provide for the satisfaction of the Company's obligations in accordance with Section 281(b) of the DGCL; and (iv) to distribute all of the remaining funds of the Company to the holders of the Company's common stock in complete cancellation or redemption of its stock.

        4.    CONVERSION OF ASSETS INTO CASH OR OTHER DISTRIBUTABLE FORM.    Subject to approval by the Board of Directors, the officers, employees and agents of the Company shall, as promptly as feasible, proceed to collect all sums due or owing to the Company, to sell and convert into cash any and all corporate assets and, out of the assets of the Company, to pay, satisfy and discharge or make adequate provision for the payment, satisfaction and discharge of all debts and liabilities of the Company pursuant to Sections 1 and 2 above, including all expenses of the sale of assets and of the dissolution and liquidation provided for by this Plan.

        5.    RECOVERY OF ASSETS.    In the event that the Company (or any trustee or receiver for the Company appointed pursuant to Section 279 of the DGCL) shall recover any assets or funds belonging to the Company, such funds shall first be used to satisfy any claims against or obligations of the Company, and to the extent any assets or funds remain thereafter, shall be distributed to the stockholders of the Company in accordance with and subject to the terms of the Company's amended and restated certificate of incorporation and the DGCL, and further subject to such terms and conditions as the Board of Directors of the Company (or any trustee or receiver for the Company) may deem appropriate; provided, however, that nothing herein shall be deemed to preclude the Company (or any trustee or receiver for the Company) from petitioning any court of competent jurisdiction for instructions as to the proper distribution and allocation of any such assets or funds that may be recovered by or on behalf of the Company.

        6.    PROFESSIONAL FEES AND EXPENSES.    It is specifically contemplated that the Board of Directors may authorize the payment of a retainer fee to a law firm or law firms selected by the Board of Directors for legal fees and expenses of the Company, including, among other things, to cover any costs payable pursuant to the indemnification of the Company's officers or members of the Board of Directors provided by the Company pursuant to its amended and restated certificate of incorporation and bylaws or the DGCL or otherwise, and may authorize the payment of fees to an accounting firm or firms selected by the Board of Directors for services rendered to the Company.

        In addition, in connection with and for the purpose of implementing and assuring completion of this Plan, the Company may, in the sole and absolute discretion of the Board of Directors, pay any brokerage, agency and other fees and expenses of persons rendering services to the Company in connection with the collection, sale, exchange or other disposition of the Company's property and assets and the implementation of this Plan.

        7.    INDEMNIFICATION.    The Company shall continue to indemnify its officers, directors, employees and agents in accordance with its amended and restated certificate of incorporation and bylaws and any contractual arrangements, for actions taken in connection with this Plan and the winding up of the affairs of the Company. The Board of Directors, in its sole and absolute discretion, is authorized to obtain and maintain insurance as may be necessary, appropriate or advisable to cover the Company's obligations hereunder, including, without limitation, directors' and officers' liability coverage.

        8.    LIQUIDATING TRUST.    The Board of Directors may, but is not required to, establish and distribute assets of the Company to a liquidating trust, which may be established by agreement in form and substance determined by the Board of Directors with one or more trustees selected by the Board of Directors. In the alternative, the Board of Directors may petition a Court of competent jurisdiction for the appointment of one more trustees to conduct the liquidation of the Company, subject to the supervision of the Court. Whether appointed by an agreement or by the Court, the trustees shall in general be authorized to take charge of the Company's property, and to collect the debts and property due and belonging to the Company, with power to prosecute and defend, in the name of the Company or otherwise, all such suits as may be necessary or proper for the foregoing purposes, and to appoint agents under them and to do all other acts which might be done by the Company that may be necessary, appropriate or advisable for the final settlement of the unfinished business of the Company.

        9.    LIQUIDATING DISTRIBUTIONS.    Liquidating distributions shall be made from time to time after the adoption of this Plan to the holders of record at the close of business on the date of record which will be set by the Board of Directors after the annual meeting, which date of record will be on or about the date of the filing of a Certificate of Dissolution of the Company, of outstanding shares of common stock of the Company, pro rata in accordance with the respective number of shares then held of record; provided that in the opinion of the Board of Directors adequate provision has been made for the payment, satisfaction and discharge of all known, unascertained or contingent debts, obligations and liabilities of the Company (including costs and expenses incurred and anticipated to be incurred in connection with the complete liquidation of the Company). All determinations as to the time for and the amount of liquidating distributions shall be made in the exercise of the absolute discretion of the Board of Directors and in accordance with Section 281 of the DGCL. As provided in Section 12 below, distributions made pursuant to this Plan shall be treated as made in complete liquidation of the Company within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations promulgated thereunder.

        10.    AMENDMENT OR MODIFICATION OF PLAN.    If for any reason the Board of Directors determines that such action would be in the best interests of the Company, it may amend or modify this Plan and all action contemplated thereunder, notwithstanding stockholder approval of this Plan, to the extent permitted by the DGCL; provided, however, that the Company will not amend or modify this Plan under circumstances that would require additional stockholder approval under the DGCL and/or the federal securities laws without complying with such laws.

        11.    CANCELLATION OF STOCK AND STOCK CERTIFICATES.    Following the dissolution of the Company, the Company shall no longer permit or effect transfers of any of its stock, except by will, intestate succession or operation of law.

        12.    LIQUIDATION UNDER CODE SECTION 331 AND 336.    It is intended that this Plan shall be a plan of complete liquidation of the Company in accordance with the terms of Sections 331 and 336 of the Code. This Plan shall be deemed to authorize the taking of such action as, in the opinion of counsel for the Company, may be necessary to conform with the provisions of said Sections 331 and 336 and the regulations promulgated thereunder, including, without limitation, the making of an election under Code Section 336(e), if applicable.

        13.    FILING OF TAX FORMS.    The appropriate officers of the Company are authorized and directed, within 30 days after the effective date of this Plan, to execute and file a United States Treasury Form 966 pursuant to Section 6043 of the Code and such additional forms and reports with the Internal Revenue Service as may be necessary or appropriate in connection with this Plan and the carrying out thereof.

ANNEX E

STOCK ESCROW AGREEMENT

        THIS STOCK ESCROW AGREEMENT (this "Agreement") is made as of [    •    ], 2009, by and among Westway Group, Inc. (formerly known as Shermen WSC Acquisition Corp.), a Delaware corporation ("Westway"); Shermen WSC Holding LLC, a Delaware limited liability company ("Founder"); Westway Holdings Corporation, a Delaware corporation ("Holdings"); and Continental Stock Transfer & Trust Company, a New York corporation, as escrow agent (the "Escrow Agent").

  A.
  Westway, Terminal Merger Sub LLC, a Delaware limited liability company, Feed Merger Sub LLC, a Delaware limited liability company, Westway Terminal Company Inc., a Delaware corporation, Westway Feed Products, Inc., a Delaware corporation, ED&F Man Holdings, Ltd., a company limited by shares organized under the laws of England and Wales, and Holdings have entered into that certain Amended and Restated Transaction Agreement, dated as of May 1, 2009 (the "Transaction Agreement").

  B.
  This Agreement is the agreement referred to as the Stock Escrow Agreement in, and its execution by the parties hereto is a condition to the consummation of the closing under, the Transaction Agreement.

  C.
  Westway, Founder, the Escrow Agent and certain other parties are parties to that certain Stock Escrow Agreement, dated as of May 30, 2007 (the "Original Stock Escrow Agreement"), pursuant to which certificates representing 5,663,750 shares of common stock, par value $0.0001 per share, of Westway ("Westway Common Stock") held by Founder (those shares, the "Original Escrow Shares") were delivered to the Escrow Agent, in its capacity as escrow agent under the Original Stock Escrow Agreement (in that capacity, the "Original Escrow Agent"), for deposit into an escrow account established thereunder.

  D.
  The Transaction Agreement requires, among other things, that, at the closing thereunder (the "Closing"), certificates representing 12,181,818 of the shares of Series A Convertible Preferred Stock, par value $0.0001, of Westway ("Westway Preferred Stock") that constitute the Series A Merger Consideration (as defined in the Transaction Agreement) (those shares, the "Preferred Escrow Shares") be deposited in the Escrow Account (as defined below).

  E.
  The Transaction Agreement requires, among other things, that, on the date that is the six-month anniversary of the date hereof (the "Original Release Date"), certificates representing 2,875,000 shares of Westway Common Stock owned by Founder and held in escrow under the Original Stock Escrow Agreement (those shares, the "Common Escrow Shares," and together with the Preferred Escrow Shares, the "Escrow Shares") be deposited in the Escrow Account.

  F.
  Capitalized terms used and not elsewhere defined in this Agreement have the meanings specified in Section 20.

        Accordingly, in consideration of the foregoing, the parties hereto agree as follows:

        1.    Appointment of Escrow Agent.    Westway, Founder and Holdings hereby appoint the Escrow Agent as their agent to hold in escrow the Escrow Shares and any related Escrow Funds (as defined below) in an escrow account (the "Escrow Account"), and to dispose of the Escrow Shares and any related Escrow Funds in accordance with the terms of this Agreement, and the Escrow Agent hereby accepts such appointment.

        2.    Deliveries to Escrow Agent for Deposit; Other Actions.

          (a)   Concurrently with the execution and delivery of this Agreement and the consummation of the Closing, in accordance with the instruction and on behalf of Holdings, Westway is delivering to the Escrow Agent for deposit in the Escrow Account duly executed original certificates representing the Preferred Escrow Shares, which are registered in the names of the Persons and in the amounts set forth on Schedule I hereto.

          (b)   Pursuant to and in accordance with Section 3 of the Original Stock Escrow Agreement, and subject to clause (g) of this Section 2, Founder hereby irrevocably instructs the Escrow Agent, in its capacity as the Original Escrow Agent, to deliver to Westway, on the Original Release Date on behalf of Founder, certificates representing the Original Escrow Shares, and Westway shall immediately following receipt of such certificates deliver (i) in accordance with the instruction and on behalf of Founder, to the Escrow Agent for deposit in the Escrow Account duly executed original certificates representing the Common Escrow Shares and (ii) to Founder duly executed original certificates representing all of the Original Escrow Shares that are not to be delivered to the Escrow Agent pursuant to clause (i) of this Section 2(b).

          (c)   Westway shall, to the extent that it is permitted under its Amended and Restated Certificate of Incorporation to pay any dividends on any Escrow Shares, on or as soon as practicable after the payment date therefor, deliver to the Escrow Agent for deposit in the Escrow Account any cash dividends declared and payable on the Preferred Escrow Shares or the Common Escrow Shares (any such amounts, collectively, the "Escrow Funds") after the date hereof during the term of this Agreement, together with a written statement setting forth the amounts of such Escrow Funds attributable to each Preferred Escrow Share and each Common Escrow Share.

          (d)   Westway shall promptly deliver to the Escrow Agent for deposit in the Escrow Account duly executed original certificates representing any of Westway's equity securities, including without limitation shares issued upon a stock split, stock dividend, subdivision, recapitalization, merger or other similar event ("New Shares"), issued or distributed by Westway in respect of the Escrow Shares, together with a written statement specifying the number of New Shares attributable to each Preferred Escrow Share and each Common Escrow Share.

          (e)   Nothing contained herein shall limit any right of any holder of Escrow Shares (or of any New Shares issued in respect thereof) to vote or direct the voting of such shares.

          (f)    Nothing contained herein shall restrict or eliminate the conversion rights of any holder of any Escrow Shares, as such rights are set forth in Westway's Amended and Restated Certificate of Incorporation. In the event of any such conversion, and upon receipt of a written notification from Westway that a conversion of Escrow Shares has occurred, the Escrow Agent shall return the Escrow Shares that are so converted to Westway for cancellation, and Westway shall deposit the shares issued upon conversion of such Escrow Shares into the Escrow Account in place of the converted Escrow Shares.

          (g)   If, prior to the Original Release Date, Westway proposes to consummate a liquidation, merger, stock exchange or other similar transaction that results in all of the holders of Westway Common Stock having the right to exchange all or a portion of their shares of Westway Common Stock for cash, securities or other property, then after receipt of a certificate executed by the Chief Executive Officer or Chief Financial Officer of Westway and in form reasonably acceptable to the Escrow Agent, to the effect that such transaction will be consummated and specifying the date of consummation, Founder will be deemed to have irrevocably instructed the Escrow Agent, in its capacity as the Original Escrow Agent, to deliver to Founder on the Original Release Date certificates representing the Original Escrow Shares, and the irrevocable instructions of Founder set forth in clause (i) of Section 2(b) will be deemed void and of no further effect.

        3.    No Interest in the Escrow Account or Escrow Items.    The Escrow Agent does not own or have any interest in the Escrow Account or the Escrow Items but is serving as escrow holder, having only possession thereof and agreeing to hold and distribute the Escrow Items in accordance with the terms and conditions set forth herein.

        4.    Investment of Escrow Funds.    If at any time the Escrow Funds exceed $5,000, the Escrow Agent shall, promptly upon receipt of specific written investment instructions from Westway (including instructions as to term to maturity, if applicable), deposit the Escrow Funds in an interest bearing money market checking account at J.P. Morgan Chase Bank. In the absence of such written investment instruction from Westway, the Escrow Agent shall invest all of the Escrow Funds in the instruments or securities described on Schedule II. All interest or other income received on investment and reinvestment of the Escrow Funds will itself become part of the Escrow Funds, and will be apportioned equally among the Escrow Shares.

        5.    Disposition of Escrow Items.    The Escrow Agent shall hold the Escrow Items in the Escrow Account and not release them until it receives instructions to do so pursuant to and in accordance with this Section 5.

          (a)   Promptly upon receipt of an Instruction Letter (as defined below) stating that the Share Price of the Westway Common Stock on any five Trading Days within a seven Trading Day consecutive period, on or prior to the date of such Instruction Letter has exceeded $6.50 per share, or Westway's reported EBITDA has exceeded $52,000,000 for any 12-month period, the Escrow Agent shall release and deliver:

            (i)    to Holdings, (x) one-third of the Preferred Escrow Shares that were deposited into the Escrow Account on the date hereof and all of the New Shares, if any, attributable to such released Preferred Escrow Shares in accordance with the delivery instructions of Holdings set forth in the Instruction Letter, and (y) all of the Escrow Funds, if any, attributable to such released Preferred Escrow Shares and New Shares, if any, by wire transfer of immediately available funds to the account or accounts designated by Holdings in the Instruction Letter; provided that if such Instruction Letter is delivered prior to November 1, 2009 (such date, the "First Holdings Release Date"), the Escrow Agent shall instead make such release and delivery on (and in no event earlier than) the First Holdings Release Date; and

            (ii)   to Founder, (x) one-third of the Common Escrow Shares and all of the New Shares, if any, attributable to such released Common Escrow Shares in accordance with the delivery instructions set forth in the Instruction Letter and (y) all of the Escrow Funds, if any, attributable to such released Common Escrow Shares and New Shares, if any, by wire transfer of immediately available funds to the account or accounts designated by Founder in the Instruction Letter, provided that, if the Instruction Letter is delivered before the Original Release Date, the Escrow Agent shall instead make such release and delivery immediately upon its receipt of the Common Escrow Shares in accordance with clause (ii) of Section 2(b).

  No Instruction Letter may be delivered pursuant to this Section 5(a) if an Instruction Letter has previously been delivered pursuant to Section 5(b) or Section 5(c).

          (b)   Promptly upon receipt of an Instruction Letter stating that the Share Price of the Westway Common Stock on any five Trading Days within a seven Trading Day consecutive period on or prior to the date of such Instruction Letter has exceeded $7.00 per share, or Westway's reported EBITDA has exceeded $57,000,000 for any 12-month period, the Escrow Agent shall release and deliver:

            (i)    to Holdings, (x) that number of Preferred Escrow Shares that, when added to the number of Preferred Escrow Shares released pursuant to Section 5(a)(i) (if any), constitute two-thirds of the Preferred Escrow Shares that were deposited into the Escrow Account on the date hereof and all of the New Shares, if any, attributable to the Preferred Escrow Shares released pursuant to this clause (b)(i), in accordance with the delivery instructions of Holdings set forth in the Instruction Letter, and (y) all of the Escrow Funds, if any, attributable to such released Preferred Escrow Shares and New Shares, if any, by wire transfer of immediately available funds to the account or accounts designated by Holdings in the Instruction Letter; provided that if such Instruction Letter is delivered prior to November 1, 2010 (such date, the "Second Holdings Release Date"), the Escrow Agent shall instead make such release and delivery on (and in no event earlier than) the Second Holdings Release Date; and

            (ii)   to Founder, (x) that number of Common Escrow Shares that, when added to the number of Common Escrow Shares released pursuant to Section 5(a)(ii) (if any), constitute two-thirds of the Common Escrow Shares as of the date hereof and all of the New Shares, if any, attributable to the Common Escrow Shares released pursuant to this clause (b)(ii), in accordance with the delivery instructions of Founder set forth in the Instruction Letter and (y) all of the Escrow Funds, if any, attributable to such released Common Escrow Shares and New Shares, if any, by wire transfer of immediately available funds to the account or accounts designated by Founder in the Instruction Letter, provided that, if the Instruction Letter is delivered before the Original Release Date, the Escrow Agent shall instead make such release and delivery immediately upon its receipt of the Common Escrow Shares in accordance with clause (ii) of Section 2(b).

  No Instruction Letter may be delivered pursuant to this Section 5(b) if an Instruction Letter has previously been delivered pursuant to Section 5(c).

          (c)   Promptly upon receipt of an Instruction Letter stating that the Share Price of the Westway Common Stock on any five Trading Days within a seven Trading Day consecutive period on or prior to the date of such Instruction Letter has exceeded $7.50 per share, or Westway's reported EBITDA has exceeded $62,000,000 for any 12-month period, the Escrow Agent shall release and deliver:

            (i)    to Holdings, (x) all of the Preferred Escrow Shares and New Shares, if any, then held in the Escrow Account, in accordance with the delivery instructions of Holdings set forth in the Instruction Letter, and (y) all of the Escrow Funds, if any, then held in the Escrow Account and attributable to such Preferred Escrow Shares or New Shares, if any, by wire transfer of immediately available funds to the account or accounts designated by Holdings in the Instruction Letter; provided that if such Instruction Letter is delivered prior to November 1, 2011 (such date, the "Third Holdings Release Date"), the Escrow Agent shall instead make such release and delivery on (and in no event earlier than) the Third Holdings Release Date; and

            (ii)   to Founder, (x) all of the Common Escrow Shares and New Shares, if any, then held in the Escrow Account, in accordance with the delivery instructions of Founder set forth in the Instruction Letter and (y) all of the Escrow Funds, if any, then held in the Escrow Account and attributable to such Common Escrow Shares and New Shares, if any, by wire transfer of immediately available funds to the account or accounts designated by Founder in the Instruction Letter, provided that, if the Instruction Letter is delivered before the Original Release Date, the Escrow Agent shall instead make such release and delivery immediately upon its receipt of the Common Escrow Shares in accordance with clause (ii) of Section 2(b).

          (d)   Notwithstanding anything to the contrary in this Agreement, promptly upon receipt of an Instruction Letter stating that a Change of Control has occurred, the Escrow Agent shall release and deliver:

            (i)    to Holdings, (x) all of the Preferred Escrow Shares and New Shares, if any, then held in the Escrow Account, in accordance with the delivery instructions of Holdings set forth in the Instruction Letter, and (y) all of the Escrow Funds, if any, then held in the Escrow

    Account and attributable to such Preferred Escrow Shares and New Shares, if any, by wire transfer of immediately available funds to the account or accounts designated by Holdings in the Instruction Letter; and

            (ii)   to Founder, (x) all of the Common Escrow Shares and New Shares, if any, then held in the Escrow Account, in accordance with the delivery instructions of Founder set forth in the Instruction Letter, and (y) all of the Escrow Funds, if any, then held in the Escrow Account and attributable to such Common Escrow Shares and New Shares, if any, by wire transfer of immediately available funds to the account or accounts designated by Founder in the Instruction Letter, provided such Instruction Letter is delivered after the Original Release Date.

          (e)   Promptly upon receipt of an Instruction Letter delivered pursuant to Section 2.10 of the Transaction Agreement stating that a Capex Shortfall Amount (as defined in the Transaction Agreement) exists, the Escrow Agent shall release from escrow and deliver to Westway for cancellation certificates representing that number of Preferred Escrow Shares specified in such Instruction Letter. Promptly upon receipt from the Escrow Agent of such certificates, Westway shall mark such certificates "canceled" and cancel and retire such Preferred Escrow Shares and cause such cancellation and retirement to be reflected on its stock ledger.

          (f)    As used herein, "Instruction Letter" means a letter signed by each of Westway, Founder and Holdings to the effect either (i) that the applicable Share Price or EBITDA amount referred to in Sections 5(a) through (c) above has been achieved, (ii) that a Change of Control has occurred or (iii) that a Capex Shortfall Amount (as defined in the Transaction Agreement) exists. In no event shall the Escrow Agent make any disposition of Escrow Items pursuant to such Sections prior to receipt of an Instruction Letter.

        6.    Account Statement.    Upon the request of Westway, Founder or Holdings, the Escrow Agent will provide Westway, Founder and Holdings with an account statement for the Escrow Account setting forth in reasonable detail, for the time period(s) specified in the request: (a) a description of the Escrow Items then contained in the Escrow Account; (b) the manner in which any Escrow Funds have been invested pursuant to Section 4; and (c) the amount of Escrow Funds, if any, respectively allocable to Holdings and Founder.

        7.    Escrow Agent.

          (a)   The Escrow Agent shall not be responsible for, nor be required to, enforce any of the terms or conditions of any agreement between Westway, Founder or Holdings, nor shall the Escrow Agent be responsible for the performance by Westway, Founder or Holdings of their respective obligations under this Agreement.

          (b)   If the Escrow Agent is uncertain as to its duties or rights hereunder, or shall receive instructions with respect to the Escrow Funds or the Escrow Shares which, in its sole determination, are in conflict either with other instructions received by it, or with any provision of this Agreement, it shall be entitled to hold the Escrow Funds, the Escrow Shares or a portion thereof, in the Escrow Account, in the manner then held, pending the resolution of such uncertainty to the Escrow Agent's sole satisfaction, by final judgment of a court or court of competent jurisdiction, or otherwise.

          (c)   In the event of any disagreement between the undersigned or any of them, or any other person, resulting in adverse claims and demands being made in connection with or for the Escrow Items, the Escrow Agent will be entitled at its option to refuse to comply with any such claim or demand, so long as such disagreement will continue, and in so doing the Escrow Agent will not be or become liable for damages or interest to the undersigned or any of them or to any person named herein for its failure or refusal to comply with such conflicting or adverse demands. The

  Escrow Agent will be entitled to continue so to refrain and refuse so to act until all differences with respect thereto will have been resolved by agreement of the parties hereto and the Escrow Agent will have been notified thereof in writing signed by the parties hereto. In the event of such disagreement that continues for 60 days or more, the Escrow Agent in its discretion may file a suit in interpleader for the purpose of having the respective rights of the claimants adjudicated, if the Escrow Agent determines such action to be appropriate under the circumstances, and may deposit with the court all documents and property held hereunder. Westway agrees to pay all reasonable out-of-pocket costs and expenses incurred by the Escrow Agent in such action, including reasonable attorney's fees.

          (d)   The Escrow Agent hereby accepts its appointment and agrees to act as escrow agent under the terms and conditions of this Escrow Agreement and acknowledges receipt of the Escrow Items. Westway will pay to the Escrow Agent as payment in full for its services hereunder the Escrow Agent's compensation set forth in Schedule III hereto. Westway further agree to reimburse the Escrow Agent for all reasonable out-of-pocket expenses, disbursements and advances incurred or made by the Escrow Agent in the performance of its duties hereunder (including reasonable fees, and out-of-pocket expenses and disbursements, of its counsel).

          (e)   The Escrow Agent shall not be liable for any action taken or omitted hereunder, or for the misconduct of any employee, agent or attorney appointed by it, except in the case of willful misconduct or gross negligence. The Escrow Agent shall be entitled to consult with counsel of its own choosing, and shall not be liable for any action taken, suffered or omitted by it in accordance with the advice of such counsel.

          (f)    The Escrow Agent shall have no responsibility at any time to ascertain whether or not any security interest exists in the Escrow Items, or to file any financing statement under the Uniform Commercial Code, with respect to the Escrow items or any part thereof.

        8.    Tax Provisions; Other Deliverables.    For all income tax purposes, including tax reporting purposes, Founder and Holdings, as applicable, will be treated as the owners of the income on the Escrow Items, and all interest earned from the investment of the Escrow Items (or any portion thereof) will be allocable to such Persons, in accordance with how such Escrow Items are registered (or in whose name such Escrow Items are held) based on the transfers described in Section 2 of this Agreement. The parties hereto receiving Escrow Shares or Escrow Funds shall provide the Escrow Agent a Form W-9, a substitute Form W-9 or a Form W-8BEN for each such Person upon or promptly following the execution and delivery of this Agreement. In addition, on the date hereof, each of Westway, Founder and Holdings agrees to provide the Escrow Agent with an incumbency certificate for such person setting forth the name, title and signature of each person permitted to authorize documents on their behalf pursuant to this Agreement.

        9.    Acknowledgement and Consent.    Each of Founder and Holdings acknowledges that it has read, has been advised by counsel of the meaning of and understands the provisions of the Amended and Restated Certificate of Incorporation of Westway (the "Certificate of Incorporation") as they relate to the dividend rights of the Common Escrow Shares and the Preferred Escrow Shares while such shares are held in escrow pursuant to the terms hereof, and hereby consents to and agrees to the treatment of dividend rights as provided in the Certificate of Incorporation while such shares are held in escrow pursuant to the terms hereof.

        10.    Notices.    All notices, requests, claims, instructions, demands and other communications to be given hereunder by any party hereto to any other party must be in writing and will be deemed to have been duly given or made if (a) delivered personally, (b) mailed by certified or registered mail with postage prepaid, (c) sent by next-Business Day or overnight mail or delivery or (d) sent by facsimile

(provided that delivery of such facsimile is promptly confirmed) to the parties at the following addresses (or at such other address for a party as is specified by like notice):

            (i)    If to Westway to:

        Westway Group, Inc.
        230 Park Avenue
        Suite 1000
        New York, NY 10169
        Attention: Chairman
        Facsimile: (212) 332-2475

        and to

        ED&F Man Holdings Limited
        Cottons Centre
        Hays Lane
        London SE1 2QE
        Attention: Philip Howell
        Facsimile: +44 207 089 8112

            (ii)   If to Founder, to:

        Westway Group, Inc.
        230 Park Avenue
        Suite 1000
        New York, NY 10169
        Attention: Chief Executive Officer
        Facsimile: (212) 332-2475

            (iii)  If to Holdings, to:

        ED&F Man Holdings Limited
        Cottons Centre
        Hay's Lane
        London SE1 2QE
        Attention: Philip Howell
        Facsimile: +44 207 089 8112

            (iv)  If to the Escrow Agent, to:

        Continental Stock Transfer & Trust Company
        17 Battery Place
        New York, NY 10004
        Attention: Steven Nelson, Chairman and President

            (v)   A copy of any notice sent hereunder shall be sent to:

        Oppenhemier & Co. Inc.
        300 Madison Avenue
        New York, NY 10017
        Attention: Andrew MacInnes
        Facsimile: (212) 667-7138

        and

        Dechert LLP
        Cira Centre

        2929 Arch Street
        Philadelphia, PA 19104
        Attention: Craig. L. Godshall, Esq.
        Facsimile: (215) 994-2222

        and

        Dewey & LeBoeuf LLP
        1301 Avenue of the Americas
        New York, NY 10019
        Attention: Alexander M. Dye, Esq.
        Facsimile: (212) 259-6333

All such notices, requests, claims, instructions, demands and other communications will be deemed to have been received (w) if by personal delivery, upon the day of such delivery, (x) if by certified or registered mail, on the fifth Business Day after the mailing thereof, (y) if by next-Business Day or overnight mail or delivery, upon the day of delivery or (z) if by facsimile prior to 5:00 p.m. in the place of receipt, on the day on which such facsimile was sent (or at the beginning of the recipient's next Business Day if not received prior to such time), provided that a copy is also sent on the same day in the manner provided in clauses (a), (b) or (c) above.

        11.    Termination.    This Agreement will automatically terminate upon the final distribution of the Escrow Items in accordance with the terms hereof.

        12.    Assignment; Successors and Assigns; Third Party Rights.    Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned, by operation of law or otherwise, and any attempted assignment will be null and void. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives. This Agreement is for the sole benefit of the parties to this Agreement and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor may it be construed, to give any Person, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

        13.    Severability.    Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

        14.    Entire Agreement.    This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

        15.    Amendment; Waivers, etc.    No amendment, modification or discharge of this Agreement, and no waiver hereunder, will be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver will constitute a waiver only with respect to the specific matter described in such writing and will in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, will be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

        16.    Descriptive Headings.    The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

        17.    Governing Law.    This Agreement and the rights and duties of the parties hereto hereunder will be governed by and construed in accordance with the laws of the State of New York, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction. The parties irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the New York State Supreme Court in the Borough of Manhattan, in any action arising out of or relating to this Agreement. The parties irrevocably agree that all claims in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated hereby and thereby, or with respect to any such action or proceeding, will be heard and determined in such a New York federal or State court, and that such jurisdiction of such courts with respect thereto will be exclusive, except solely to the extent that all such courts lawfully decline to exercise such jurisdiction. Each party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document or in respect of any such transaction, that it is not subject to such jurisdiction. Each party hereby waives, and agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10, or in such other manner as may be permitted by law, will be valid and sufficient service thereof.

        18.    Waiver of Jury Trial.    Each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby.

        19.    Counterparts.    This Agreement may be executed in several counterparts, each of which will be deemed an original and need not contain the signature of more than one party, and all of which together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile will be effective as delivery of a mutually executed counterpart to this Agreement.

        20.    Definitions.    As used in this Agreement, the following terms have the respective meanings set forth below.

        "Business Day" means any day that is not a Saturday or Sunday, or other day on which commercial banks in the City of New York, New York or London, England are required or authorized by law to be closed.

        "Change of Control" means:

          (a)   any sale, assignment, transfer, lease, conveyance or other disposition, liquidation, dissolution or otherwise, in one transaction or a series of transactions of all or substantially all of the assets of Westway and its subsidiaries, taken as a whole to any "person" (as defined in

  Section 13(d) of the Exchange Act) or "group" (as defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than any such transfer to Founder, Holdings, or any of their affiliates;

          (b)   the consummation of any transaction or series of related transactions (including, without limitation, by way of merger or consolidation), the result of which is that any "person" (as defined in Section 13(d) of the Exchange Act) or "group" (as defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), other than Founder, Holdings, or any of their affiliates, becomes, directly or indirectly, the "beneficial owner" (as defined in Section 13(d)(3) of the Exchange Act) of more than 50% of the voting power of Westway; or

          (c)   during any consecutive two-year period, the first day on which a majority of the members of the Board of Directors of Westway who were members of the Board of Directors of Westway at the beginning of such period are not (i) members of the Board of Directors who composed the Board of Directors as of the date hereof or (ii) nominated for election or elected to the Board of Directors with the approval of a majority of the Persons referred to in (i) above who were members of the Board of Directors at the time of such nomination or election.

        "EBITDA" means income (loss) before net interest (defined as the aggregate of interest expense and interest income), income tax, and depreciation and amortization as normally defined using the Applicable Accounting Principles (as defined in the Transaction Agreement).

        "Escrow Items" means, collectively, the Escrow Shares, the New Shares and the Escrow Funds.

        "Exchange Act" means, the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

        "Person" means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a governmental authority.

        "Share Price" means, with respect to the Westway Common Stock, on any given day, the last reported sales price (regular way) or, in case no such reported sales takes place on such day, the average of the highest asked and lowest bid prices (regular way), of such stock, in either case on the principal national securities exchange on which the Westway Common Stock is listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, (i) the average of the highest and lowest sale prices of the Westway Common Stock for such day reported by the OTC BB if such stock is traded over-the-counter and quoted on the OTC BB, or (ii) if such stock is so traded, but not so quoted, the average of the highest reported asked and lowest reported bid prices of such stock as reported by the OTC BB or any comparable system, or (iii) if the Westway Common Stock is not listed on the OTC BB or any comparable system, the average of the highest asked and lowest bid prices of such stock as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time by Westway and Holdings for that purpose. If the Westway Common Stock is not listed and traded in a manner that the quotations referred to above are available for the period required hereunder, the Share Price per share shall be deemed to be the fair value per share of such stock as determined in good faith by the Board of Directors.

        "Trading Day" means a day during which trading in securities generally occurs on the principal national securities exchange on which the Westway Common Stock is then listed or, if not then listed on a national securities exchange, on the Nasdaq Global Market or, if not then quoted on the Nasdaq Global Market, on the principal other market or trading system on which the Westway Common Stock is traded or quoted.

[Signature Page Follows]

        IN WITNESS WHEREOF, the undersigned have executed this Stock Escrow Agreement as of the date first above written.

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Escrow Agent
By:
Name: Title:

WESTWAY GROUP, INC.
By:
Name: Title:

SHERMEN WSC HOLDING LLC
By:
Name: Title:

WESTWAY HOLDINGS CORPORATION
By:
Name: Title:

 Schedule I

PREFERRED ESCROW SHARES

Name of Stockholder	Number of Shares
Westway Holdings Corporation	12,181,818

 Schedule II

ESCROW FUNDS INVESTMENT INSTRUCTIONS

[To be provided.]

 Schedule III

SCHEDULE OF ESCROW AGENT FEES

[To be provided.]

ANNEX F

FORM OF
STOCKHOLDER'S AGREEMENT

        This STOCKHOLDER'S AGREEMENT (this "Agreement") is made as of May [    •    ], 2009, by and among Westway Group, Inc., formerly known as Shermen WSC Acquisition Corp., a Delaware corporation (the "Company"), and Westway Holdings Corporation, a Delaware corporation ("Holdings").

RECITALS

  A.
  The Company, Terminal Merger Sub LLC, a Delaware limited liability company, Feed Merger Sub LLC, a Delaware limited liability company, ED&F Man Holdings Limited, a company limited by shares organized under the laws of England and Wales, Holdings, Westway Terminal Company Inc., a Delaware corporation, and Westway Feed Products, Inc., a Delaware corporation, have entered into that certain Transaction Agreement, dated as of November 25, 2008, as amended and restated as of May 1, 2009 (as so amended and restated, the "Transaction Agreement").

  B.
  Upon the consummation of the closing under, and pursuant to, the Transaction Agreement, Holdings will acquire shares of common stock, par value $0.0001 per share, of the Company ("Common Stock") and shares of Series A Convertible Preferred Stock, par value $0.0001, of the Company ("Series A Shares").

  C.
  The Company and Holdings desire to enter into this Agreement to set forth certain rights and obligations relating to the ownership of the shares of Common Stock and the Series A Shares held by Holdings and its Affiliates.

  D.
  This Agreement is the agreement referred to as the Stockholder's Agreement in, and its execution by the parties hereto is a condition to the consummation of the closing under, the Transaction Agreement.

        Accordingly, in consideration of the foregoing, the parties agree as follows:

ARTICLE 1
CERTAIN DEFINITIONS

        Section 1.1    Certain Definitions.    The following capitalized terms have the meanings specified below:

        "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person at any time during the period for which the determination of affiliation is being made; provided, however, that for purposes of this Agreement, the Company, on the one hand, and Holdings, on the other hand, will not be considered Affiliates of one another. For purposes of this definition, the term "control" (including the correlative meanings of the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

        "Agreement" has the meaning set forth in the Preamble.

        "Board" means the Company's board of directors.

        "Business" has the meaning set forth in the Transaction Agreement.

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        "Business Day" has the meaning set forth in the Transaction Agreement.

        "Common Stock" has the meaning set forth in the Recitals.

        "Company" has the meaning set forth in the Preamble.

        "Employee Trust" has the meaning set forth in the Transaction Agreement.

        "Equity Securities" means any equity securities or rights convertible into or exchangeable for such equity securities.

        "Fiscal Year" has the meaning set forth in the Transaction Agreement.

        "GAAP" has the meaning set forth in the Transaction Agreement.

        "Holdings" has the meaning set forth in the Preamble.

        "Law" has the meaning set forth in the Transaction Agreement.

        "Organizational Documents" means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

        "Person" has the meaning set forth in the Transaction Agreement.

        "Series A Shares" has the meaning set forth in the Recitals.

        "Stock Escrow Agreement" has the meaning set forth in the Transaction Agreement.

        "Subsidiary" has the meaning set forth in the Transaction Agreement.

        "Transaction Agreement" has the meaning set forth in the Recitals.

        Section 1.2    Interpretation.

          (a)   References to Articles and Sections are to Articles and Sections of this Agreement unless otherwise specified.

          (b)   "May" is to be construed as permissive.

          (c)   A "month" means a calendar month (as the case may be).

          (d)   A "notice" means written notice unless otherwise stated.

          (e)   "Shall" is to be construed as imperative.

          (f)    References to "$" or "dollars" refer to lawful currency of the United States.

          (g)   Writing includes typewriting, printing, lithography, photography, email and other modes of representing or reproducing words in a legible and non-transitory form.

          (h)   Article and section headings herein have been inserted for convenience of reference only are not a part of this Agreement and are not to be used in construing this Agreement.

          (i)    The terms "include" and "including" and words of similar import are to be construed as non-exclusive (so that, by way of example, "including" mean "including without limitation").

          (j)    Unless the context of this Agreement otherwise requires (i) words using a singular or plural number also include the plural or singular number, respectively, (ii) the terms "hereof," "herein," "hereby" and any derivative thereof or similar words refer to this entire Agreement, (iii) the masculine gender includes the feminine and neuter genders, (iv) any reference to a Law,

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  agreement or a document will be deemed to also refer to any amendment, supplement or replacement thereof, and (v) whenever this Agreement refers to a number of days, such number refers to calendar days unless such reference specifies Business Days.

          (k)   Terms defined in this Agreement by reference to any other agreement, document or instrument have the meanings assigned to them in such agreement, document or instrument whether or not such agreement, document or instrument is then in effect.

          (l)    References to Articles and Sections refer to the articles and sections of this Agreement.

          (m)  No provision of this Agreement is to be construed in favor of or against any Person by reason of the extent to which any such Person, its Affiliates or their respective employees or counsel participated in the drafting thereof.

ARTICLE 2
FINANCIAL AND OTHER REPORTING; INFORMATION RIGHTS

        Section 2.1    Reporting.    For so long as Holdings and its Affiliates (other than the Employee Trust and any Affiliate who is a natural person) collectively beneficially own at least 15% of the outstanding shares of Common Stock (determined assuming that the Series A Shares owned by Holdings and its Affiliates (including any such Series A Shares held in escrow pursuant to the Stock Escrow Agreement) at the time of such determination have been converted into shares of Common Stock), the Company shall provide Holdings with sufficient management and financial information and reports to allow Holdings to monitor the conduct of the Business, including:

          (a)   the financial reports and information listed in Schedule 2.1(a) at the times specified in Schedule 2.1(a); and

          (b)   any other reports or statements that Holdings may reasonably require.

        Section 2.2    Accounts and Records.    The Company shall cause its accounts, records and accounting information to be maintained in all material respects in accordance with all applicable Laws and GAAP.

        Section 2.3    Access to Records.    For so long as Holdings and its Affiliates (other than the Employee Trust and any Affiliate who is a natural person) collectively beneficially own at least 15% of the outstanding shares of Common Stock (determined assuming that the Series A Shares owned by Holdings and its Affiliates (including any such Series A Shares held in escrow pursuant to the Stock Escrow Agreement) at the time of such determination have been converted into shares of Common Stock), Holdings and any Affiliate of Holdings that is a stockholder of the Company may inspect the books, accounts and records of the Company to the extent permitted under applicable Law and the Company shall permit Holdings, such Affiliates and their respective representatives to visit and inspect any of the properties of the Company and its Subsidiaries, including its books of account (and to make copies thereof and to take extracts therefrom), and to discuss its affairs, finances and accounts with its officers, all at such reasonable times and as often as may be reasonably requested, in each case, subject to any applicable law or regulation, attorney-client privilege, privacy policies of the Company and the Company's or its Subsidiaries' contractual obligations.

ARTICLE 3
DECISION-MAKING

        Section 3.1    Decision Making.    Except as specifically provided in the Transaction Agreement and the Ancillary Agreements (as defined therein), in addition to such other vote as may be required by

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applicable Law and the Company's Organizational Documents, for so long as Holdings and its Affiliates (other than the Employee Trust and any Affiliate who is a natural person) collectively beneficially own at least 20% of the outstanding shares of Common Stock (determined assuming that the Series A Shares owned by Holdings and its Affiliates (including any such Series A Shares held in escrow pursuant to the Stock Escrow Agreement) at the time of such determination have been converted into shares of Common Stock), the Company shall not take, approve or otherwise ratify any of the following actions, and shall not permit any of its Subsidiaries to take any such action, unless such action has first been approved in writing by Holdings:

          (a)   any investment having a fair market value of greater than $5,000,000 in any entity that engages in, any business other than the Company's or its Subsidiaries' existing lines of business and lines of business reasonably related thereto;

          (b)   any transaction the definitive agreements with respect to which contain provisions pursuant to which the Company or any of its Subsidiaries explicitly assumes any specific material environmental liability;

          (c)   any material amendment, alteration or change to the provisions of the Company's or any of its Subsidiaries' Organizational Documents, including creating any class or series of Equity Security of the Company ranking senior to, or on par with, the Series A Shares;

          (d)   any increase or decrease in the size of the Board or the board of directors of any Subsidiary of the Company;

          (e)   any amalgamation, corporate reorganization, business combination, merger or consolidation transaction involving, or sale of, all or substantially all of the assets of the Company or any of its Subsidiaries;

          (f)    any reorganization, reclassification, reconstruction, consolidation or subdivision of its capital stock or the creation of any different class of securities;

          (g)   a declaration of bankruptcy, dissolution, voluntary liquidation or voluntary wind-up of the Company or any of its Subsidiaries;

          (h)   any agreement that would explicitly restrict or prohibit the authorization, declaration, payment or setting apart for payment of any dividend to the holders of Series A Shares, other than agreements (i) existing or to be entered into on the date of this Agreement ("Existing Agreements"), (ii) containing any such restriction or prohibition applicable to a Subsidiary at the time the Subsidiary is acquired or (iii) entered into in connection with the refinancing, extension or replacement of Existing Agreements on terms and subject to conditions that are not more restrictive or prohibitive as those contained in such Existing Agreements with respect to the authorization, declaration, payment or setting apart for payment of dividends to the holders of Series A Shares;

          (i)    any material change in the scope of the Company's or any of its Subsidiaries' business and operations;

          (j)    any repurchase or redemption of any Equity Securities other than (i) from employees in connection with the cashless exercise of stock options or other stock awards and the repurchase by the Company of shares of its common stock from its employees in accordance with terms of a stock award and (ii) the repurchase or redemption of outstanding warrants to purchase Common Stock (other than from Shermen WSC Holding LLC or any officer or director of the Company) for an aggregate purchase price not greater than $15,000,000;

          (k)   any issuance or sale of any Equity Securities other than pursuant to an employee stock option or share plan that has been approved by the Board (or by the board of directors of the

F-4

  applicable Subsidiary of the Company) in accordance with the provisions of the applicable Organizational Documents and any agreement to which the Company or any of its Subsidiaries, as the case may be, is a party that prescribes the applicable approval requirements;

          (l)    the appointment or removal of the chief executive officer or the compensation or benefits of the chief executive officer;

          (m)  the initiation or settlement of material litigation, arbitration or any other actions or proceedings outside of the ordinary course of business and other than involving Holdings;

          (n)   any other transaction (or series of related transactions) outside the ordinary course of business that would result in the payment or receipt of consideration (including the incurrence or assumption of indebtedness and liabilities) by the Company or any of its Subsidiaries having a fair market value in excess of $20,000,000, other than contracts with customers or suppliers; or

          (o)   any agreement to take any of the foregoing actions.

ARTICLE 4
CONFIDENTIALITY ETC.

        Section 4.1    Confidential Information.    For purposes of this Agreement, "Confidential Information" means non-public information that the Company furnishes to Holdings or its Affiliates (whether oral, written, pictorial or machine readable and whether or not expressly stated to be confidential or marked as such and any note or record of the disclosure and any copy of any of the foregoing) which relates to the business and affairs of the Company and its Subsidiaries, including information provided pursuant to Article II. "Confidential Information" does not include information (1) that (a) prior to receipt thereof from the Company (whether on or prior to the date hereof) was in the possession of Holdings or any of its Affiliates or any of its or their Representatives, (b) is disclosed to or acquired by Holdings or any of its Affiliates or any of its or their Representatives from a person other than the Company or any of its Subsidiaries or any of its or their Representatives, (c) is or becomes publicly available other than as a result of a breach of this Article IV by Holdings, its Subsidiaries or its Representatives, or (d) is independently developed by Holdings or any of its Affiliates or any of its or their Representatives without use of Confidential Information and (2), in the cases of the preceding clauses (a) and (b), is not acquired from a person who is known by Holdings or any of its Affiliates or any of its or their Representatives to be bound by any agreement with the Company or such Subsidiaries or Affiliates to keep such information confidential.

        Section 4.2    Protection of Confidential Information.    Except to the extent requested or required pursuant to applicable law, rule, regulation, court or administrative order or rule of any securities exchange or market, Holdings and its Subsidiaries and controlled Affiliates shall:

          (a)   take all reasonable measures to ensure the confidentiality of Confidential Information;

          (b)   use Confidential Information exclusively for the purposes of exercising Holdings' or any of its Affiliates' rights and fulfilling Holdings' or any of its Affiliates' obligations as a stockholder of, and monitoring and participating in Holdings' or any such Affiliate's investment in, the Company; and

          (c)   not disclose Confidential Information to any person other than Holdings' or such Subsidiaries' or Affiliates' officers, directors, employees, agents and advisers (including without limitation attorneys, accountants, consultants, bankers, financial advisers, auditors and any representatives of such advisers) (collectively, the "Representatives") who need to know such Confidential Information and have been instructed to treat the Confidential Information as confidential.

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        Section 4.3    Actions of Representatives.    Holdings shall be responsible for any actions taken by its Representatives that would be deemed a breach of this Article III if Holdings had taken such actions.

        Section 4.4    Compelled Disclosure.    If Holdings or any of its Representatives is requested or required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body to disclose any Confidential Information, Holdings shall give the Company prior notice of the Confidential Information requested or required to be disclosed to the extent that such notice is legally permissible in the circumstances and, upon the Company's request, at the Company's sole expense, will either seek to obtain confidential treatment of such information by those requesting or requiring its disclosure or provide the Company with assistance, to the extent Holdings is reasonably able, in preventing such disclosure or obtaining confidential treatment of such information by those requesting or requiring its disclosure to ensure that it occurs subject to an obligation of confidence.

        Section 4.5    Material Non-Public Information.    Holdings acknowledges that it is aware, and will advise its Representatives, that the United States securities laws prohibit any person who has material, non-public information concerning the Company (or its Affiliates) from purchasing or selling securities of the Company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person including, without limitation, is likely to purchase or sell such securities. Holdings agrees that it will not knowingly disclose any material non-public information concerning the Company (or its Affiliates) to any third party if the disclosure of such information directly by the Company would constitute a violation of Regulation FD promulgated under the Securities Exchange Act of 1934, as amended.

        Section 4.6    Insider Trading Policy.    So long as Holdings has rights under Sections 2.1 or 2.3 of this Agreement, or, as a holder of shares of the Company's Class B common stock, par value $.0001 per share, has elected one or more persons to the Board, Holdings shall comply with the Company's insider trading policy as shall be provided to Holdings from time to time.

ARTICLE 5
MISCELLANEOUS

        Section 5.1    Organizational Documents.    The Company shall take all actions necessary to ensure that neither the Company's nor any of its Subsidiaries' Organizational Documents contain any provision that conflicts with or is inconsistent with Article II.

        Section 5.2    Term.    This Agreement will be effective as of the date hereof and will continue in effect thereafter until the earliest of (a) its termination by the written consent of the parties hereto, (b) the dissolution, liquidation or winding up of the Company, or (c) such time as Holdings and its Affiliates (other than the Employee Trust and any Affiliate who is a natural person) collectively beneficially own none of the outstanding shares of Common Stock (determined assuming that the Series A Shares owned by Holdings and its Affiliates (including any such Series A Shares held in escrow pursuant to the Stock Escrow Agreement) at the time of such determination have been converted into shares of Common Stock).

        Section 5.3    Remedies.    The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party hereto will have the right to injunctive relief, in addition to all of its other rights and remedies at law or in equity, to enforce the provisions of this Agreement.

        Section 5.4    Amendment; Waivers, etc.    No amendment, modification or discharge of this Agreement, and no waiver hereunder, will be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver will constitute a waiver only with respect to the specific matter described in

F-6

such writing and will in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, will be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

        Section 5.5    Assignment; Successors and Assigns; No Third Party Rights.    Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned, by operation of Law or otherwise, and any attempted assignment will be null and void; provided that Holdings may assign this Agreement to any of its Affiliates without such consent. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives. This Agreement is for the sole benefit of the parties to this Agreement and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor may it be construed, to give any Person, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

        Section 5.6    Severability.    Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

        Section 5.7    Entire Agreement.    This Agreement constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

        Section 5.8    Counterparts.    This Agreement may be executed in several counterparts, each of which will be deemed an original and need not contain the signature of more than one party, and all of which will constitute one and the same instrument.

        Section 5.9    Descriptive Headings.    The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

        Section 5.10    Governing Law.    This Agreement and the rights and duties of the parties hereto hereunder will be governed by and construed in accordance with the Laws of the State of New York, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the Laws of another jurisdiction. The parties irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the New York State Supreme Court in the Borough of Manhattan, in any action arising out of or relating to this Agreement. The parties irrevocably agree that all claims in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated hereby and thereby, or with respect to any such action or proceeding, will be heard and determined in such a New York federal or State court, and that such jurisdiction of such courts with respect thereto will be exclusive, except solely to the extent that all such courts lawfully decline to exercise such jurisdiction. Each party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document or in respect of any such transaction, that it is not subject to such jurisdiction. Each party hereby waives, and

F-7

agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.13 or in such other manner as may be permitted by Law, will be valid and sufficient service thereof.

        Section 5.11    Waiver of Jury Trial.    Each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby.

        Section 5.12    Schedules.    All schedules attached hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

        Section 5.13    Notices.    All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when personally delivered or received by certified mail, return receipt requested, or sent by guaranteed overnight courier service. Such notices, demands and other communications will be sent to the Company and Holdings in the manner and at the addresses set forth in the Transaction Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

F-8

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

WESTWAY GROUP, INC.
By:	Name: Title:
WESTWAY HOLDINGS CORPORATION
By:	Name: Title:

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SCHEDULE 2.1(a)

Financial and Other Reporting

PART I
FINANCIAL REPORTING

        1.    Monthly Reports.    No later than 25 Business Days after the last day of each month, unaudited management accounts for the immediately preceding month comprising:

          (a)   a profit and loss account and cash flow statement;

          (b)   a balance sheet as at the end of the immediately preceding month;

          (c)   commentary on the Company's operational and financial position; and

          (d)   a forecast for the performance of the Company in the immediately following month.

        2.    Annual Reports.    No later than 60 Business Days after the end of each Fiscal Year, audited financial statements (including consolidated profit and loss accounts, balance sheets and cash flow statements) in respect of that Fiscal Year.

        3.    Business Plan and Budget.    Each business plan and budget prepared for the board of directors when such materials are approved by the applicable board of directors or other governing body.

PART II
OTHER REPORTING

        1.    Health and Safety Reports.    Each health and safety report prepared for the Company or its Subsidiaries when such materials are approved by the applicable board of directors or other governing body.

        2.    Management Reports.    Each internal or external management report with respect to the Company or its Subsidiaries when such materials are approved by the applicable board of directors or other governing body.

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ANNEX G

FORM OF
REGISTRATION RIGHTS AGREEMENT

        This REGISTRATION RIGHTS AGREEMENT, dated as of May    , 2009 (this "Agreement"), is made among Westway Group, Inc., formerly known as Shermen WSC Acquisition Corp., a Delaware corporation (the "Company"), Westway Holdings Corporation, a Delaware corporation (the "Stockholder") and each of the certain employees of ED&F (as defined below) or one or more of its affiliates identified on Annex A attached hereto who have executed this Agreement (the "Designated Employees").

  A.
  The Company, Terminal Merger Sub LLC, a Delaware limited liability company, Feed Merger Sub LLC, a Delaware limited liability company, ED&F Man Holdings Limited, a company limited by shares organized under the laws of England and Wales ("ED&F"), the Stockholder, Westway Terminal Company Inc., a Delaware corporation, and Westway Feed Products, Inc., a Delaware corporation, have entered into that certain Transaction Agreement, dated as of November 25, 2008, as amended and restated on May 1, 2009 (as so amended and restated, the "Transaction Agreement").

  B.
  Upon the consummation of the closing under, and pursuant to, the Transaction Agreement, the Stockholder will acquire shares of common stock, par value $0.0001 per share, of the Company ("Common Shares") and shares of Series A Convertible Preferred Stock, par value $0.0001, of the Company ("Series A Shares").

  C.
  Upon the consummation of the closing under the Transaction Agreement, certain employees of ED&F or one or more of its affiliates and certain employees of the Company or one or more of its affiliates listed on Annex A to this Agreement (including, for the avoidance of doubt, the Designated Employees, the "Employees") will acquire Common Shares (the "Employees' Common Shares") from ED&F Man 2009 Employee Trust.

  D.
  The Company, the Stockholder and the Designated Employees desire to enter into this Agreement to provide (i) the Stockholder with certain rights relating to the registration of the Stockholder's Common Shares and the Common Shares issuable to the Stockholder upon conversion of its Series A Shares and (ii) the Employees with certain rights relating to the registration of the Employees' Common Shares.

  E.
  This Agreement is the agreement referred to as the Registration Rights Agreement in, and its execution by the parties to this Agreement is a condition to the consummation of the closing under, the Transaction Agreement.

  F.
  Capitalized terms used and not elsewhere defined in this Agreement have the meanings specified in Section 10.

        Accordingly, in consideration of the foregoing, the parties agree as follows:

        1.    Demand Registrations.

          (a)    Requests for Registration.    At any time following the Start Date, the Required Holders may request in writing that the Company effect the registration of all or any part of the Registrable Securities held by such Required Holders (a "Registration Request"); provided that the Company shall not be obligated to register a number of Registrable Securities equal to less than 10% of the issued and outstanding shares of the Company's common stock calculated on an As-Converted Basis. Promptly after its receipt of any Registration Request, the Company shall give written notice of such request to all other Holders, and shall use its reasonable best efforts to register, in accordance with the provisions of this Agreement, all Registrable Securities that have been requested to be registered by the Required Holders in the Registration Request or by any other Holders by written notice to the Company given within 30 days after the date the Company has given such Holders notice of the Registration Request. The Company shall pay all Registration Expenses incurred in connection with any registration pursuant to this Section 1.

          (b)    Limitation on Demand Registrations.    The Company will not be obligated to effect more than four registrations pursuant to this Section 1, provided that a request for registration will not count for the purposes of this limitation if (i) the Required Holders determine in good faith to withdraw (prior to the effective date of the Registration Statement relating to such request) the proposed registration due to marketing or regulatory reasons, (ii) the Registration Statement relating to such request is not declared effective within 180 days of the date such registration statement is first filed with the Commission, (iii) prior to the sale of at least 90% of the Registrable Securities included in the registration relating to such request, such registration is adversely affected by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason and the Company fails to have such stop order, injunction or other order or requirement removed, withdrawn or resolved to the Required Holders' reasonable satisfaction within 30 days of the date of such order, (iv) more than 20% of the Registrable Securities requested by the Required Holders to be included in the registration are not so included pursuant to Section 1(f), or (v) the conditions to closing specified in the underwriting agreement or purchase agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a default or breach thereunder by the Required Holders). Notwithstanding the foregoing, the Company shall pay all Registration Expenses in connection with any request for registration pursuant to Section 1(a) regardless of whether or not such request counts toward the limitation set forth above. The Company will not be obligated to effect more than one registration pursuant to Section 1(a) during any 180-day period.

          (c)    Short-Form Registrations.

              (i)  The Company shall use its reasonable best efforts to qualify for registration on Form S-3 or any comparable or successor form or forms or any similar short-form registration ("Short Form Registrations") as soon as practicable after the date hereof. At any time after the Start Date, the Required Holders will be entitled to request an unlimited number of Short-Form Registrations, in addition to the registration rights provided in Section 1(a), provided that, subject to clause (ii) of this Section 1(c), the Company shall not be obligated to register a number of Registrable Securities equal to less than 10% of the issued and outstanding shares of the Company's common stock calculated on an As-Converted Basis, and provided, further, that the Company will not be obligated to effect any registration pursuant to this Section 1(c) more than twice in any 360-day period.

             (ii)  The Employees are hereby deemed to have made a request to the Company for Short Form Registration on Form S-3 with respect to all of the Employees' Common Shares in compliance with clause (i) of this Section 1(c) (the "Employee Demand") and, for purposes solely of such Employee Demand, are deemed collectively to constitute Required Holders. The limitation set forth in the first proviso of the second sentence of clause (i) of this Section 1(c) is inapplicable to the Employee Demand. Notwithstanding anything contained in this Agreement to the contrary, once the Registration Statement in respect of the Employee Demand has been declared effective, the Company shall prepare and file with the Commission such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective for a period ending on the sooner to occur of (a) the first date on which no Employee holds any of the Employees' Common Shares and (b) the date of the first anniversary of the date on which such Registration Statement was declared effective. Notwithstanding Section 1(e) below, the Company shall have no obligation to effect the sale of the Employees' Common Shares pursuant to the Employee Demand in an underwritten offering.

            (iii)  Promptly after its receipt of any request for a Short-Form Registration (other than the Employee Demand), the Company shall give written notice of such request to all other Holders, and shall use its reasonable best efforts to register, in accordance with the provisions of this Agreement, all Registrable Securities that any Holder has requested in writing to be registered by no later than the 15th day after the date of such notice. The Company shall pay all Registration Expenses incurred in connection with any Short-Form Registration (including, for the avoidance of doubt, the Short Form Registration in respect of the Employee Demand).

          (d)    Restrictions on Demand Registrations.    The Company may postpone for a reasonable period of time, not to exceed 120 days, the filing of a prospectus or the effectiveness of a Registration Statement for a Demand Registration if the Company furnishes to the Holders a certificate signed by the Chief Executive Officer of the Company stating that the Company believes in good faith that such Demand Registration would have a material adverse effect on any major corporate development or major transaction of the Company then pending or in progress that has been previously presented to the board of directors of the Company or is described in reasonable detail to the Required Holders (a "Transaction"), provided that the Company may not effect such a postponement more than once in any 360-day period. If the Company so postpones the filing of a prospectus or the effectiveness of a Registration Statement, the Required Holders will be entitled to withdraw such request and, if such request is withdrawn, such registration request will not count for the purposes of the limitation set forth in Section 1(b). The Company shall pay all Registration Expenses incurred in connection with any such aborted registration or prospectus.

          (e)    Selection of Underwriters.    If the Required Holders intend to distribute the Registrable Securities covered by their Registration Request by means of an underwritten offering, they must so advise the Company as a part of the Registration Request, and the Company shall include such information in the notice sent by the Company to the other Holders with respect to such Registration Request. In such event, the Required Holders will have the right to select the investment banker(s) and manager(s) to administer the offering, which shall be reasonably acceptable to the Company. If the offering is underwritten, the right of any Holder to registration pursuant to this Section 1 will be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise agreed by the Required Holders), and each such Holder must (together with the Company and the other Holders distributing their securities through such underwriting) enter into an underwriting agreement and other customary agreements in customary form with the underwriter or underwriters selected for such underwriting. If any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw therefrom by written notice to the Company, the managing underwriter and the Required Holders.

          (f)    Priority on Demand Registrations.    The Company may not include in any underwritten registration pursuant to Sections 2(a) or (c) any securities that are not Registrable Securities without the prior written consent of the Required Holders. If the managing underwriter advises the Company in writing that in its opinion the number of Registrable Securities (and, if permitted hereunder, other securities requested to be included in such offering) exceeds the number of securities that can be sold in such offering without adversely affecting the marketability of the offering, the Company may include in such offering only such number of securities that in the opinion of such underwriters can be sold without adversely affecting the marketability of the offering, which securities must be so included in the following order of priority: (i) first, Registrable Securities, pro rata among the respective Holders thereof on the basis of the aggregate number of Registrable Securities owned by each such Holder, and (ii) second, any other securities of the Company that have been requested to be so included. Notwithstanding the foregoing, no employee of the Company or any subsidiary thereof will be entitled to participate, directly or indirectly, in any such registration to the extent that the managing underwriter (or, in the case of an offering that is not underwritten, a nationally recognized investment banking firm) determines in good faith that the participation of such employee in such registration would adversely affect the marketability or offering price of the securities being sold in such registration.

          (g)    Other Registration Rights.    Except for registration rights granted in connection with a Transaction or as otherwise provided in this Agreement, the Company may not grant to any holder or prospective holder of any securities of the Company registration rights with respect to such securities which are senior or pari passu to the rights granted hereunder without the prior written consent of the Required Holders.

        2.    Piggyback Registrations.

          (a)    Right to Piggyback.    Whenever the Company proposes to register any of its securities (other than a registration pursuant to Section 1, relating solely to employee benefit plans, relating solely to the sale of debt or convertible debt instruments relating to a Unit Offering, or in connection with a Transaction) and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, following the date of filing with the Commission or other applicable regulatory authority of the registration statement or similar document with respect to such registration, the Company shall give prompt written notice to all Holders of its intention to effect such a registration and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) days after the date of the Company's notice (a "Piggyback Registration"). Any Holder that has made such a written request may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter, if any, on or before the thirtieth (30th) day prior to the planned effective date of such Piggyback Registration. The Company may terminate or withdraw any registration under this Section 2 prior to the effectiveness of such registration, whether or not any Holder has elected to include Registrable Securities in such registration, and except for the obligation to pay Registration Expenses pursuant to Section 2(c) the Company will have no liability to any Holder in connection with such termination or withdrawal.

          (b)    Underwritten Registration.    If the registration referred to in Section 2(a) is proposed to be underwritten, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 2(a). In such event, the right of any Holder to registration pursuant to this Section 2 will be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting, and each such Holder must (together with the Company and the other Holders distributing their securities through such underwriting) enter into an underwriting agreement and other customary agreements in customary form with the underwriter or underwriters selected for such underwriting by the Company. If any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw therefrom by written notice to the Company, the managing underwriter and the Required Holders.

          (c)    Piggyback Registration Expenses.    The Company shall pay all Registration Expenses in connection with any Piggyback Registration, whether or not any registration or prospectus becomes effective or final.

          (d)    Priority on Primary Registrations.    If a Piggyback Registration relates to an underwritten primary offering on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold without adversely affecting the marketability of such offering, the Company shall include in such registration or prospectus only such number of securities that in the opinion of such underwriters can be sold without adversely affecting the marketability of the offering, which securities must be so included in the following order of priority: (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the Holders of such Registrable Securities on the basis of the number of Registrable Securities so requested to be included therein owned by each such Holder, and (iii) third, other securities requested to be included in such registration. Notwithstanding the foregoing, no employee of the Company or any subsidiary thereof will be entitled to participate, directly or indirectly, in any such registration to the extent that the managing underwriter (or, in the case of an offering that is not underwritten, a nationally recognized investment banking firm) will determine in good faith that the participation of such employee in such registration would adversely affect the marketability or offering price of the securities being sold in such registration.

          (e)    Priority on Secondary Registrations.    If a Piggyback Registration relates to an underwritten secondary registration on behalf of other holders of the Company's securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold without adversely affecting the marketability of the offering, the Company shall include in such registration only such number of securities that in the opinion of such underwriters can be sold without adversely affecting the marketability of the offering, which securities must be so included in the following order of priority: (i) first, the securities requested to be included therein by the holders requesting such registration and the Registrable Securities requested to be included in such registration, pro rata among the holders of such securities and Registrable Securities on the basis of the number of securities so requested to be included therein owned by each such holder, and (ii) second, other securities requested to be included in such registration. Notwithstanding the foregoing, no employee of the Company or any subsidiary thereof will be entitled to participate, directly or indirectly, in any such registration to the extent that the managing underwriter (or, in the case of an offering that is not underwritten, a nationally recognized investment banking firm) will determine in good faith that the participation of such employee in such registration would adversely affect the marketability or offering price of the securities being sold in such registration.

          (f)    Other Registrations.    If the Company files a Registration Statement with respect to Registrable Securities pursuant to Section 1 or Section 2, and if such registration has not been withdrawn or abandoned, the Company may not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-4 or S-8 or any successor or similar forms with respect to debt, convertible debt or a Unit Offering), whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least 180 days has elapsed from the effective date of the effectiveness of such Registration Statement.

        3.    Registration Procedures.    Subject to Sections 1(c) and 1(d), whenever the Holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of disposition thereof. Without limiting the generality of the foregoing, the Company shall, as expeditiously as possible:

          (a)    prepare and (within 60 days after the end of the thirty-day period within which requests for registration may be given to the Company pursuant hereto) file with the Commission a Registration Statement with respect to such Registrable Securities, make all required filings with the Financial Industry Regulatory Authority (FINRA) and thereafter use its best efforts to cause such Registration Statement to become effective, provided that before filing a Registration Statement or any amendments or supplements thereto, the Company shall furnish to one firm of counsel selected by the Holders in accordance with Section 4(b) copies of all such documents proposed to be filed, which documents will be subject to review of such counsel at the Company's expense. Unless such counsel earlier informs the Company that it has no objections to the filing of such Registration Statement, amendment or supplement, the Company may not file such Registration Statement, amendment or supplement prior to the date that is three Business Days from the date that such counsel received such document. The Company may not file any Registration Statement or amendment or post-effective amendment or supplement to such Registration Statement to which such counsel reasonably objects in writing on the grounds that (and explaining why) such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or of the rules or regulations thereunder;

          (b)    prepare and file with the Commission such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective for a period ending on the soonest to occur of (i) the date that is six months after such Registration Statement becomes effective or, if such Registration Statement relates to an underwritten offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer, (ii) the date on which such Holder beneficially owns less than 10% of the issued and outstanding shares of common stock of the Company calculated on an As-Converted Basis, and (iii) the tenth anniversary of the date hereof;

          (c)    furnish to each seller of Registrable Securities such number of copies, without charge, of such Registration Statement, each amendment and supplement thereto, including each preliminary prospectus, final prospectus, all exhibits and other documents filed therewith and such other documents as such seller may reasonably request including in order to facilitate the disposition of the Registrable Securities owned by such seller;

          (d)    use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things that may be necessary or reasonably advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

          (e)    use its reasonable best efforts to cause all Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies, authorities or self-regulatory bodies as may be necessary or reasonably advisable in light of the business and operations of the Company to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities in accordance with the intended method or methods of disposition thereof set forth in the Registration Statement;

          (f)    promptly notify, in accordance with Section 6(b), each seller of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event as a result of which, the prospectus contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, as promptly as practicable, in accordance with Section 6(b), prepare and furnish to such seller a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

          (g)    notify each seller of any Registrable Securities covered by such Registration Statement (i) when the prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to such registration statement or to amend or to supplement such prospectus or for additional information, and (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for any of such purposes;

          (h)    use its reasonable best efforts to cause all such Registrable Securities to be listed on each securities exchange or market on which similar securities issued by the Company are then listed or, if no similar securities issued by the Company are then listed on any securities exchange or market, use its reasonable best efforts to cause all such Registrable Securities to be listed on a securities exchange or market selected by the board of directors of the Company;

          (i)    provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of, or date of final receipt, for such Registration Statement;

          (j)    enter into such customary agreements (including underwriting agreements with customary provisions) and take all such other actions as the Required Holders or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a share split or a combination of shares);

          (k)    make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and documents relating to the business of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information and provide any assistance reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such Registration Statement, including in connection with a seller's "due diligence"; provided that each Holder will, and will use its commercially reasonable efforts to cause each such underwriter, accountant or other agent to, (i) enter into a confidentiality agreement in form and substance reasonably satisfactory to the Company and (ii) minimize the disruption to the Company's business in connection with the foregoing;

          (l)    otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company's first full calendar quarter after the effective date of the Registration Statement, which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

          (m)    in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related prospectus or ceasing trading of any securities included in such Registration Statement for sale in any jurisdiction, use its reasonable best efforts promptly to obtain the withdrawal of such order;

          (n)    enter into such agreements and take such other actions as the holders of a majority of the Registrable Securities being offered in such offering or the underwriters reasonably request in order to expedite or facilitate the disposition of such Registrable Securities, including, without limitation, preparing for and participating in such number of "road shows" and all such other customary selling efforts as the underwriters reasonably request in order to expedite or facilitate such disposition;

          (o)    obtain one or more comfort letters, addressed to the sellers of Registrable Securities, dated the effective date of or the date of the final receipt issued for such Registration Statement (and, if such registration includes an underwritten public offering dated the date of the closing under the underwriting agreement for such offering), signed by the Company's independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as the Holders of a majority of the Registrable Securities being sold in such offering reasonably request;

          (p)    provide legal opinions of the Company's outside counsel, addressed to the underwriters, if any, of the Registrable Securities being sold, dated the effective date of or the date of the final receipt issued for such Registration Statement, each amendment and supplement thereto (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), with respect to the Registration Statement, each amendment and supplement thereto (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature; and

          (q)    use its best efforts to take or cause to be taken all other actions, and do and cause to be done all other things, necessary or reasonably advisable in the opinion of any seller of Registrable Securities to effect the registration of such Registrable Securities contemplated hereby.

        The Company shall not file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus used in connection therewith, that refers to any Holder covered thereby by name, or otherwise identifies such Holder as the holder of any securities of the Company, without the consent of such Holder, such consent not to be unreasonably withheld or delayed, unless and to the extent such disclosure is required by law.

        The Company may require each Holder of Registrable Securities as to which any registration is being effected to furnish the Company with such information regarding such Holder and pertinent to the disclosure requirements relating to the registration and the distribution of such securities as the Company may from time to time reasonably request in writing. The obligation of the Company to effect registration of any Registrable Securities with respect to any Holder (including any Employee) that has requested that such Holder's Common Shares be included in a registration statement in accordance with Section 1 shall be contingent upon compliance by such Holder with the Company's request, if any, for the information described in the immediately preceding sentence.

        4.    Registration Expenses.

          (a)    All expenses incidental to the Company's performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, word processing, duplicating and printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters and other Persons retained by the Company (all such expenses, "Registration Expenses"), will be borne as provided in this Agreement, except that the Company shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit or quarterly review, the expenses of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange or market on which similar securities issued by the Company are then listed or on such securities exchange or market as the board of directors selects. All Selling Expenses will be borne by the holders of the securities so registered pro rata on the basis of the number of their shares so registered.

          (b)    In connection with each registration pursuant to Section 1 and each Piggyback Registration, the Company shall reimburse the holders of Registrable Securities covered by such registration or qualification for the reasonable fees and disbursements of one United States counsel, who will be chosen by the Holders of a majority of the Registrable Securities being so registered.

          (c)    To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration or qualification hereunder will pay those Registration Expenses allocable to the registration or qualification of such holder's securities so included, and any Registration Expenses not so allocable will be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered or qualified.

        5.    Indemnification.

          (a)    The Company agrees to indemnify and hold harmless, and hereby does indemnify and hold harmless, each Holder, its affiliates and their respective officers, directors and partners and each Person who controls such Holder (within the meaning of the Securities Act) against, and pay and reimburse such holder, affiliate, director, officer or partner or controlling person for any losses, claims, damages, liabilities, joint or several, to which such holder or any such affiliate, director, officer or partner or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation by the Company of any rule or regulation promulgated under the Securities Act or any state securities laws applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, and the Company will pay and reimburse such Holder and each such affiliate, director, officer, partner and controlling person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding, provided that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission, made in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or in any application, in reliance upon, and in conformity with, written information prepared and furnished to the Company by such Holder expressly for use therein or by such Holder's failure to deliver a copy of the Registration Statement or prospectus or any amendments or supplements thereto after the Company has furnished such Holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company, if requested, will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holders.

          (b)    In connection with any Registration Statement in which a Holder is participating, each such Holder will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or prospectus and, will indemnify and hold harmless the Company, its directors, officers and affiliates, each underwriter and each other Person who controls the Company (within the meaning of the Securities Act) and each such underwriter against any losses, claims, damages, liabilities, joint or several, to which such Holder or any such director or officer, any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or in any application or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is made in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or in any application, in reliance upon and in conformity with written information prepared and furnished to the Company by such Holder expressly for use therein, and such Holder will reimburse the Company and each such director, officer, affiliate, underwriter and controlling Person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding, provided that the obligation to indemnify and hold harmless will be individual and several to each holder and will be limited to the net amount of proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

          (c)    Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless, in the opinion of outside counsel to the indemnified party, it would be inappropriate under applicable standards of professional responsibility for one counsel to represent such indemnified party and any other of such indemnified parties with respect to such claim.

          (d)    The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the registration and sale of any securities by any Person entitled to any indemnification hereunder and the expiration or termination of this Agreement.

          (e)    If the indemnification provided for in this Section 5 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, will contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relevant fault of the indemnifying party and the indemnified party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount any Holder will be obligated to contribute pursuant to this Section 5(e) will be limited to an amount equal to the proceeds to such Holder of the Registrable Securities sold pursuant to the registration statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Holder has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Registrable Securities).

        6.    Participation in Underwritten Registrations; Suspension.

          (a)    No Holder may participate in any registration hereunder that is underwritten unless such Holder (i) agrees to sell its Registrable Securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to the terms of any over-allotment or "green shoe" option requested by the managing underwriter(s), provided that no Holder will be required to sell more than the number of Registrable Securities that such Holder has requested the Company to include in any registration), (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) cooperates with the Company's reasonable requests in connection with such registration or qualification (it being understood that the Company's failure to perform its obligations hereunder, which failure is caused by such Holder's failure to cooperate, will not constitute a breach by the Company of this Agreement). Notwithstanding the foregoing, no Holder will be required to agree to any indemnification obligations on the part of such Holder that are greater than its obligations pursuant to Section 6(b).

          (b)    Each Holder that is participating in any registration hereunder agrees that, upon receipt of any notice from the Company (i) of any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to a Registration Statement or related prospectus or for additional information; (ii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose; (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) that any major corporate development or major transaction of the Company that has been previously presented to the board of directors of the Company or is described in reasonable detail to the Required Holders is pending or in progress or (v) of any event or circumstance which, upon the good faith judgment of the Company's Board of Directors based on the advice of its counsel, necessitates the making of any changes in the Registration Statement or related prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of a prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, will forthwith discontinue the disposition of its Registrable Securities pursuant to the Registration Statement until such Holder receives a supplemented or amended prospectus prepared and filed by the Company, or until it is advised in writing by the Company that the current prospectus may be used, and has received any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such prospectus. In the event the Company gives any such notice, the applicable time period mentioned in Section 3(b) during which a Registration Statement is to remain effective will be extended by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 6(b) to and including the date when each seller of a Registrable Security covered by such Registration Statement will have received the copies of the supplemented or amended prospectus contemplated by Section 3(f) or until it has been advised in writing by the Company that the current prospectus can be used and has received any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such prospectus.

        7.    Rule 144 and 144A Reporting.

          (a)    With a view to making available the benefits of certain rules and regulations of the Commission which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to:

              (i)  make and keep public information available as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after ninety (90) days following the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public, and

             (ii)  use reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after it has become subject to such reporting requirements.

          (b)   For purposes of facilitating sales pursuant to Rule 144A, so long as the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, each Holder and any prospective purchaser of such Holder's securities will have the right to obtain from the Company, upon request of the Holder prior to the time of sale, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as such Holder or prospective purchaser may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration, including the Company's most recent balance sheet and profit and loss and retained earnings statements, and similar financial statements for the two preceding fiscal years (the financial statements to be audited to the extent reasonably available).

        8.    Lock Up Agreements.    In consideration for the Company agreeing to its obligations under this Agreement, each Holder that is not an Employee agrees in connection with any registration of the Company's securities (whether or not such Holder is participating in such registration) upon the request of the Company and the underwriters managing any underwritten offering of the Company's securities, not to effect (other than pursuant to such registration) any public sale or distribution of Registrable Securities, including, but not limited to, any sale pursuant to Rule 144 or Rule 144A, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Registrable Securities, any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for any equity securities of the Company without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 90 days) from the effective date of such registration as the Company and the underwriters may specify, so long as all Holders or stockholders (other than Employees) holding more than two percent (2%) of the outstanding Common Shares and all officers and directors of the Company are bound by a comparable obligation, provided that nothing herein will prevent any Holder that is a partnership or corporation from making a distribution of Registrable Securities to the partners or shareholders thereof that is otherwise in compliance with applicable securities laws, so long as such distributees agree to be so bound.

        9.    Term.    This Agreement will be effective as of the date hereof and will continue in effect thereafter until the earliest of (1) with respect to each Holder that is not an Employee (a) its termination by the consent of such Holder and the Company or their respective successors in interest, (b) the date on which no Registrable Securities of such Holder remain outstanding, (c) the dissolution, liquidation or winding up of the Company and (d) with respect to any individual Holder that is not an Employee, the first date on which such Holder beneficially owns less than 10% of the issued and outstanding shares of common stock of the Company calculated on an As-Converted Basis, and (2) with respect to each Holder that is an Employee, the earlier of (i) the first date on which such Holder owns no Employees' Common Shares and (ii) the date of the first anniversary of the date on which such Registration Statement was declared effective.

        10.    Defined Terms.    Capitalized terms when used in this Agreement have the following meanings:

  "As-Converted Basis" means determined assuming that the shares of Series A Preferred Stock of the Company (including any shares of Series A Preferred Stock held in escrow) at the time of such determination have been converted into shares of Common Stock.

  "Commission" means the Securities and Exchange Commission or any other federal agency administering the Securities Act.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

  "Holder" means any holder of outstanding Registrable Securities that is a party to this Agreement or that is an Employee or to which the benefits of this Agreement have been validly assigned.

  "Person" means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or department or agency thereof.

  "Registrable Securities" means the Common Shares outstanding from time to time (including Employees' Common Shares) and (i) any Common Shares issued or issuable upon conversion of the Series A Shares, (ii) any other stock or securities that the holders of the Series A Shares may be entitled to receive, or will have received, upon conversion of the Series A Shares or otherwise pursuant to such holders' ownership of the Series A Shares, in lieu of or in addition to Common Shares, or (iii) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in the foregoing clause (i) or (ii) by way of conversion or exchange thereof or share dividend or share split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization. As to any particular securities constituting Registrable Securities, such securities will cease to be Registrable Securities when (x) they have been effectively registered or qualified for sale by prospectus filed under the Securities Act and disposed of in accordance with the Registration Statement covering therein, or (y) they have been sold to the public through a broker, dealer or market maker pursuant to Rule 144 or other exemption from registration under the Securities Act. For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire directly or indirectly such Registrable Securities

  (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected.

  "Register," "registered" and "registration" refers to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement, and compliance with applicable state securities laws of such states in which Holders notify the Company of their intention to offer Registrable Securities.

  "Registration Request" has the meaning set forth in Section 1(a). The term Registration Request will also include, where appropriate, a Short-Form Registration request made pursuant to Section 1(c).

  "Registration Statement" means the prospectus and other documents filed with the Commission to effect a registration under the Securities Act.

  "Required Holders" means (subject to Section 1(c)(ii)) Holders other than Employees holding in the aggregate more than 50% of the outstanding Registrable Securities beneficially held by all of such Holders, as determined with respect to the Series A Shares on an as-converted basis.

  "Rule 144" means Rule 144 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

  "Rule 144A" means Rule 144A under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

  "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

  "Selling Expenses" means all underwriting discounts, selling commissions, transfer taxes and fees and expenses of counsel to the underwriters applicable to the sale of Registrable Securities hereunder.

  "Start Date" means the date that is eighteen months after the date hereof, except that for purposes solely of the Employee Demand, it means the date on which the Company first meets the eligibility requirements for use of Form S-3.

  "Unit Offering" means a public offering of a combination of debt and equity securities of the Company in which not more than 20% of the gross proceeds received for the sale of such securities is attributed to such equity securities.

        11.    Miscellaneous.

          (a)    No Inconsistent Agreements.    The Company will not hereafter enter into any agreement, or amend any existing agreement, with respect to its securities if such agreement or amendment would be inconsistent with or violate the rights granted to the holders of Registrable Securities in this Agreement.

          (b)    Adjustments Affecting Registrable Securities.    The Company will not take any action, or permit any change to occur, with respect to its securities which would materially and adversely affect the ability of the holders of Registrable Securities to include such Registrable Securities in a registration or qualification for sale by prospectus undertaken pursuant to this Agreement.

          (c)    Remedies.    The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party hereto will have the right to seek injunctive relief, in addition to all of its other rights and remedies at law or in equity, to enforce the provisions of this Agreement, and hereby agree to waive the defense in any action for specific performance that a remedy at law would be adequate.

          (d)    Amendment; Waivers, etc.    No amendment, modification or discharge of this Agreement, and no waiver hereunder, will be valid or binding unless set forth in writing and duly executed by the Company and either (i) the Required Holders or (ii) the party against which enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver will constitute a waiver only with respect to the specific matter described in such writing and will in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, will be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

          (e)    Successors and Assigns; No Third Party Beneficiaries.    This Agreement will be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. In addition, and whether or not any express assignment will have been made, the provisions of this Agreement which are for the benefit of the Holders of the Registrable Securities (or any portion thereof) as such will be for the benefit of and enforceable by any subsequent holder of any Registrable Securities (or of such portion thereof) which Holder beneficially owns 10% or more of the issued and outstanding shares of common stock of the Company calculated on an As-Converted Basis, subject to the provisions respecting the minimum numbers or percentages of Registrable Securities (or of such portion thereof) required in order to be entitled to certain rights, or take certain actions, contained herein. The Employees, other than the Designated Employees, as Holders, are intended third party beneficiaries of this Agreement. Except as provided in Section 5 and this clause (e), nothing in this Agreement will confer any rights on any Person other than the parties hereto and their respective successors and permitted assigns.

          (f)    Severability.    Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

          (g)    Entire Agreement.    This Agreement constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

          (h)    Counterparts.    This Agreement may be executed in several counterparts, each of which will be deemed an original and need not contain the signature of more than one party, and all of which together constitute one and the same instrument.

          (i)    Descriptive Headings.    The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

          (j)    Governing Law, etc.    This Agreement and the rights and duties of the parties hereto hereunder will be governed by and construed in accordance with the laws of the State of New York, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction. The parties irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the New York State Supreme Court in the Borough of Manhattan, in any action arising out of or relating to this Agreement. The parties irrevocably agree that all claims in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated hereby and thereby, or with respect to any such action or proceeding, will be heard and determined in such a New York federal or State court, and that such jurisdiction of such courts with respect thereto will be exclusive, except solely to the extent that all such courts lawfully decline to exercise such jurisdiction. Each party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document or in respect of any such transaction, that it is not subject to such jurisdiction. Each party hereby waives, and agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11(l) or in such other manner as may be permitted by law, will be valid and sufficient service thereof.

          (k)    Waiver of Jury Trial.    Each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby.

          (l)    Notices.    All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when personally delivered or received by certified mail, return receipt requested, or sent by guaranteed overnight courier service. Such notices, demands and other communications will be sent to the Company and the Stockholder in the manner and at the addresses set forth in the Transaction Agreement and sent to each of the Designated Employees (a) by overnight mail or (b) facsimile (provided that delivery of such facsimile is promptly confirmed) at the applicable addresses set forth below:

  [Name of Designated Employee]
  [Address of Designated Employee]
  Attention: [    •    ]
  Facsimile: [    •    ]

  [Name of Designated Employee]
  [Address of Designated Employee]
  Attention: [    •    ]
  Facsimile: [    •    ]

  All such notices, demands and other communications will be deemed to have been received (i) if by overnight mail or delivery, upon the day of delivery or (ii) if by facsimile prior to 5:00 P.M. in the place of receipt, on the day on which such facsimile was sent (or at the beginning of the recipient's next Business Day if not received prior to such time), provided that a copy is also sent on the same day in the manner provided in (a) of this clause (l).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

WESTWAY GROUP, INC.
By:	Name: Title:
THE STOCKHOLDER:
WESTWAY HOLDINGS CORPORATION
By:	Name: Title:
THE DESIGNATED EMPLOYEES
[•]
By:	Name: [Title:]
[•]
By:	Name: [Title:]

 Annex A to the Registration Rights Agreement

Designated Employees

[To be provided]

ANNEX H

SHARED SERVICES AGREEMENT

        This Shared Services Agreement (this "Agreement") is made and entered into as of the        day of                  , 2009, by and between ED & F Man Holdings Ltd., a limited company organized under the laws of England and Wales (individually and collectively with its Affiliates, "Man"), and Westway Group, Inc., formerly known as Shermen WSC Acquisition Corp., a Delaware corporation (individually and collectively with its Affiliates, "Westway").

R E C I T A L S

        WHEREAS, Man transferred its worldwide bulk liquid terminaling and North American liquid animal feed manufacturing and distribution businesses and related business assets (collectively, the "Business") to Westway pursuant to the terms and conditions of that Amended and Restated Transaction Agreement dated as of May 1, 2009 (the "Transaction Agreement");

        WHEREAS, prior to such transfer, Man and the Business, as affiliated entities, shared executive office space and certain administrative services and allocated the cost of such services among them on a rational basis;

        WHEREAS, following such transfer, the Business relies upon certain services, the physical and human resources for the provision of which remain with Man; and Man relies upon certain services, the physical and human resources for the provision of which have been transferred to Westway;

        WHEREAS, Section 4.2 of the Transaction Agreement provides that, on the Closing Date, Man and Westway shall execute and deliver a shared services agreement, pursuant to which Man will make available to Westway certain services and Westway will make available to Man certain services, on a basis substantially consistent with the parties' recent historical practice and for a price equal to the providing party's Fully Allocated Cost of the service (which shall be substantially similar to that reflected with respect to such services in the financial statements specified in Section 5.5 of the Transaction Agreement); and

        WHEREAS, Westway desires to obtain certain services from Man for the purpose of enabling Westway to manage an orderly transition in its operation of the Business and retain the benefit of operational efficiencies created by the sharing of such services; and Man desires to obtain certain services from Westway for the purpose of enabling Man to retain the benefit of operational efficiencies created by the sharing of such services;

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1.     DEFINITIONS

        1.1    "Business" shall have the meaning set forth in the first recital of this Agreement.

        1.2    "Fully Allocated Cost" shall mean, with respect to any product or service, the cost of all labor (including, without limitation, the cost of all employment taxes and benefits), overhead, services, and materials expenditures allocated (on a rational basis substantially consistent with the methodology described for such Service on the schedule hereto describing such Service and, to the extent not inconsistent, with recent historical practice of Man and the Business as reflected in the financial statements specified in Section 5.5 of the Transaction Agreement), without markup, to such product or service. The cost of labor allocable to a Service shall include an amount attributable to bonuses and other incentive compensation paid or payable to the individuals providing the Service, determined as follows: the monthly cost attributable to bonuses and other incentive compensation shall equal 20% of the base pay included in the Fully Allocated Cost for the period covered by the monthly bill (the "Estimated Bonus Amount"); provided, that the next monthly bill, if any, following the actual payment of any bonuses or other incentive compensation shall be increased to the extent (A) exceeds (B) or reduced to the extent (B) exceeds (A), where (A) equals the total of the bonuses and other incentive compensation actually paid, multiplied by a fraction, the numerator of which is the number of weeks during the "service period" (as that term is defined below) that the Services were provided and the denominator of which equals 52 and (B) equals the aggregate Estimated Bonus Amount billed during such period. For purposes of the foregoing, (i) if any reduction required by the preceding sentence exceeds the monthly bill that is to be reduced, such excess amount shall be carried forward and will reduce the next monthly bill and, if necessary, subsequent monthly bills until such excess is zero, and (ii) if there is no monthly bill following actual payment of any bonuses or other incentive compensation, to the extent (A) exceeds (B), such excess shall be billed by the Service Provider and paid by the Service Recipient within 15 days following receipt of such bill, and to the extent (B) exceeds (A), such excess shall be paid by the Service Provider to the Service Recipient within 15 days of the day of payment of the bonuses or other incentive compensation. For purposes hereof, the term "service period" shall mean the period of performance or service with respect to which the bonus or incentive compensation is paid.

        1.3    "Man Services" shall mean the NA Tax Services, ROW Tax Services, ROW HR Services, ROW MIS Services, ROW Accounting Support Services, ROW HSEQ Services, ROW Other Corporate Services, ROW Office Services and ROW Secondment Services.

        1.4    "NA Accounting Support Services" shall mean, with respect to the purchase and sale of products to third parties from North America, financial and accounting support, recordkeeping, customer billing and collections, order processing, accounts payable processing, and preparing and reporting of monthly estimates and results, as further specified in Schedule 1.4.

        1.5    "NA HR Services" shall mean the services of the internal human resources department and staff located in North America, as provided to Man and the Business in accordance with recent historical practice, as further specified in Schedule 1.5.

        1.6    "NA HSEQ Services" shall mean the services of the Health, Safety, Environmental, and Quality Department and staff located in North America, as provided to Man and the Business in accordance with recent historical practice, as further specified in Schedule 1.6.

        1.7    "NA Insurance Services" shall mean the services of the insurance department and staff located in North America, as provided to Man and the Business in accordance with recent historical practice, as further specified in Schedule 1.7.

        1.8    "NA MIS Services" shall mean all computer and data-processing services and support provided to Man and the Business in North America in accordance with recent historical practice, as further specified in Schedule 1.8.

        1.9    "NA Office Services" shall mean the office space, reception, parking, and related services located in North America, as further specified in Schedule 1.9.

        1.10    "NA Tax Services" shall mean the services of the internal tax department and staff in North America, as provided to Man and the Business in accordance with recent historical practice, as further specified in Schedule 1.10.

        1.11    "Other Services" shall mean, with respect to Services provided by Westway, Services that are not Westway Services; and, with respect to Services provided by Man, Services that are not Man Services.

        1.12    "Rationalization Expenses" shall mean the net expenses incurred by a Service Provider pursuant to this Agreement directly resulting from the termination of such Service and disposition of human and physical resources no longer required due to the termination of such Service, including without limitation the severance costs relating to the termination of employees no longer required to provide such Service, but net of any proceeds from the disposition of any physical assets used in the provision of such Service.

        1.13    "ROW Accounting Support Services" shall mean, with respect to the purchase and sale of products and services to third parties from outside of North America, financial and accounting support, recordkeeping, customer billing and collections, order processing, accounts payable processing, and preparing and reporting of monthly estimates and results, as further specified in Schedule 1.13.

        1.14    "ROW HR Services" shall mean the services of the internal human resources department and staff located outside North America, as provided to Man and the Business in accordance with recent historical practice, as further specified in Schedule 1.14.

        1.15    "ROW HSEQ Services" shall mean the services of the Health, Safety, Environmental, and Quality Department and staff located outside North America, as provided to Man and the Business in accordance with recent historical practice, as further specified in Schedule 1.15.

        1.16    "ROW Insurance Services" shall mean the services of the insurance department and staff located outside North America, as provided to Man and the Business in accordance with recent historical practice, as further specified in Schedule 1.16.

        1.17    "ROW MIS Services" shall mean all telecommunication, computer and data-processing services and support provided to Man and the Business outside North America in accordance with recent historical practice, as further specified in Schedule 1.17.

        1.18    "ROW Office Services" shall mean the office space, reception, parking, and related services located outside North America, as further specified in Schedule 1.18.

        1.19    "ROW Other Corporate Services" shall mean the employee administrative services, legal advisory services, and treasury management services located outside North America, as further specified in Schedule 1.19.

        1.20    "ROW Secondment Services" shall mean the services of the Seconded Employees, as further specified in Schedule 1.20.

        1.21    "ROW Tax Services" shall mean the services of the internal tax department and staff outside North America, as provided to Man and the Business in accordance with recent historical practice, as further specified in Schedule 1.21.

        1.22    "Seconded Employees" shall mean the Man employees set forth on Schedule 1.22, as the same may be amended from time to time in accordance with Section 17 hereof.

        1.23    "Service Provider" shall mean the party providing a particular Service pursuant to this Agreement.

        1.24    "Service Recipient" shall mean the party receiving a particular Service pursuant to this Agreement.

        1.25    "Services" shall mean all services provided pursuant to this Agreement, individually and collectively.

        1.26    "Westway Services" shall mean the NA HR Services, NA MIS Services, NA Accounting Support Services, NA HSEQ Services, NA Insurance Services, and NA Office Services.

        Capitalized terms not expressly defined in this Agreement shall have the meanings ascribed to them in the Transaction Agreement.

2.     PROVISION OF SERVICES

        2.1    Scheduled Services.    Subject to Article 7 hereof, Man will provide to Westway the Man Services, and Westway will provide to Man the Westway Services, commencing with the date hereof and continuing until terminated in accordance with Section 7 hereof. It is understood by the parties that the quantity of Services to be provided under this Section 2.1 shall be substantially consistent with recent historical practice. Where the quantity of Services to be provided to either party is greater than an amount that is substantially consistent with recent historical practice, the party providing such Services reserves the right (after so advising the other party) to utilize third-party providers to provide the Services.

        2.2    Unscheduled Services.    Man will employ its commercially reasonable efforts to provide such Other Services to Westway as are reasonably requested by Westway. Westway will employ its commercially reasonable efforts to provide such Other Services to Man as are reasonably requested by Man. Other Services provided by one party to the other will be charged based upon the Fully Allocated Cost of such Services based upon actual hours worked, unless otherwise agreed, which agreement shall be pursued in good faith by both parties.

        2.3    Consent of Third Parties.    The parties' obligation to deliver any Service described in this Agreement is conditional upon such party's obtaining the consent, where necessary, of any relevant third party provider, provided, however, that if such consent cannot be obtained, the parties shall use their respective commercially reasonable best efforts to arrange for alternative methods of delivering such Service. For the avoidance of doubt, the party responsible for delivering a particular Service will be responsible for obtaining any required licenses or consents necessary to deliver such Service. Notwithstanding anything herein to the contrary, nothing in this Agreement shall affect Man's and its affiliates' obligations to obtain consents pursuant to, and in accordance with, the Transaction Agreement.

        2.4    Financial Reporting.    With respect to NA Accounting Support Services provided by Westway to Man and ROW Accounting Support Services provided by Man to Westway, all Accounting Support Services and access to accounting information and systems shall be provided, on a time schedule and in a manner consistent with recent historical practice. All third-party invoices, financial reports and accounting information shall be in substantially the form currently provided.

3.     PRICING, BILLING AND PAYMENT

        3.1    Fees.    All Services will be charged to and payable by the recipient of such Services at the Fully Allocated Cost of such Service.

        3.2    Payment.    Charges for Services shall be billed monthly by the Service Provider and shall be payable by the Service Recipient on the fifteenth day of the month following the month in which such Services are rendered.

        3.3    Misdirected Funds.    Each party will remit to the other any misdirected funds such other party collects, without set-off for charges for Services.

4.     WARRANTY, LIABILITY AND INDEMNITY

        4.1    Standard of Service.    The parties shall provide Services to one another in a manner consistent with the manner they have heretofore been provided. Neither party makes any other warranties, express or implied, with respect to the Services to be provided by such party hereunder.

        4.2    Limitation of Liability.    The maximum liability of the Service Provider to, and the sole remedy of, the Service Recipient for breach of this Agreement or otherwise with respect to Services is a refund of the price paid for the particular Service or, at the option of Service Recipient, a redelivery (or delivery) of the Service, unless the breach arises out of the gross negligence or willful failure of performance of the Service Provider. In no event shall either party be liable to the other for any consequential, punitive or special damages arising out of this Agreement, whether resulting from negligence or otherwise. This Section 4.2 shall not apply to any liability for indemnification pursuant to Section 4.3(c).

        4.3    Indemnity.

          (a)   Man agrees to indemnify and hold Westway harmless from any damages, loss, cost or liability (including legal fees and expenses and the cost of enforcing this indemnity) arising out of or resulting from a third-party claim regarding Man's performance, purported performance or nonperformance of this Agreement (whether arising out of Man's negligence, intentional misconduct, or otherwise), provided, however, that, except as otherwise provided in Section 4.3(c), Man will not indemnify Westway to the extent that such third-party claim directly arises out of or results from Westway's performance, purported performance or nonperformance of this Agreement (whether arising out of Westway's negligence, intentional misconduct, or otherwise).

          (b)   Westway agrees to indemnify and hold Man harmless from any damages, loss, cost or liability (including legal fees and expenses and the cost of enforcing this indemnity) arising out of or resulting from a third-party claim regarding Westway's performance, purported performance or nonperformance of this Agreement (whether arising out of Westway's negligence, intentional misconduct, or otherwise), provided, however, that, except as otherwise provided in Section 4.3(c), Westway will not indemnify Man to the extent that such third-party claim directly arises out of or results from Man's performance, purported performance or nonperformance of this Agreement (whether arising out of Man's negligence, intentional misconduct, or otherwise).

          (c)   In addition and without limiting the foregoing, (i) Westway agrees to indemnify and hold Man harmless from any damages, loss, cost or liability (including legal fees and expenses and the cost of enforcing this indemnity) relating to a claim by, on behalf of, or with respect to a Seconded Employee arising out of or relating to any actions or omissions by Westway or a Seconded Employee (unless such action or omission is taken at the express direction of Man) or actions or inactions of Man taken (or omissions occurring) at the express direction of Westway and (ii) Man agrees to indemnify and hold Westway harmless from any damages, loss, cost or liability (including legal fees and expenses and the cost of enforcing this indemnity) relating to a claim by, on behalf of, or with respect to a Seconded Employee arising out of or relating to Man's gross negligence or willful misconduct. For purposes of the prior sentence, actions or omissions by any employee, director or agent of Man or Westway shall be considered an action or omission of the respective entity; provided, however, that any action or omission by a Seconded Employee shall be considered an action or omission by Westway. For purposes hereof, if Westway requests the advice or input of Man with respect to the Seconded Employees, any actions or omissions by Westway or a Seconded Employee resulting from or relating to advice given by Man at such request shall be considered an action or omission of Westway and not an action or omission taken at the express direction of Man.

5.     FORCE MAJEURE

        Either party shall be temporarily excused from performance under this Agreement if any force majeure, including but not limited to disaster, fire, war, civil commotion, strike, labor shortage, slowdown, or the unavailability of labor, governmental regulation, energy shortage, or other occurrence beyond the reasonable control of such party should have happened and made it impossible for such party to perform its obligations under this Agreement. Under such circumstances, performance under this Agreement that relates to the delay shall be suspended for the duration of the delay, provided that the party so affected resumes the performance of its obligations with due diligence as soon as practicable after the effects of such event have been alleviated and provided that no such event shall relieve either party from any of its payment obligations hereunder. In case of any such suspension, the parties shall use their best efforts to overcome the cause and effect of such suspension, but in no event shall either party be required to settle any litigation, strike, lockout or other labor difficulty contrary to its best interests in its sole discretion. The provisions of this Section 5 will not excuse any failure to pay, or delay the time for payment of, any sum of money owing pursuant to this Agreement.

6.     PROPRIETARY INFORMATION AND RIGHTS

        6.1    Confidentiality.    Each party acknowledges that the other possesses, and will continue to possess, information that has been created, discovered or developed by them and/or in which property rights have been assigned or otherwise conveyed to them, which information has commercial value and is not in the public domain. The proprietary information of each party will be and remain the sole property of such party and its assigns. Each party shall use the same degree of care that it normally uses to protect its own proprietary information to prevent the disclosure to third parties of information that has been identified as proprietary by written notice to such party from the other party. Neither party shall make any use of the information on the other which has been identified as proprietary except as contemplated or required by the terms of this Agreement. Notwithstanding the foregoing, this Section 6 shall not apply to any information that a party can demonstrate: (a) was, at the time of disclosure to it, in the public domain through no fault of such party; (b) was received after disclosure to it from a third party who had a lawful right to disclose such information to it; or (c) was independently developed by the receiving party.

        6.2    Nonsolicitation of Employees.    Each party, on behalf of itself and its affiliates, agrees not to, directly or indirectly, (a) induce or attempt to induce any employee of the other party or its affiliates (individually and collectively, the "Employer") to leave the employ of the Employer; (b) in any way interfere with the relationship between the Employer and any of its employees; (c) employ or otherwise engage (as an employee, independent contractor or otherwise) any current or former employee of the Employer within six months following such employee's separation from employment of the Employer; or (d) induce or attempt to induce any customer, supplier, licensee or other person to cease doing business with the other party or its affiliates or in any way interfere with the relationship between any such customer, supplier, licensee or other business entity and the other party or its affiliates.

7.     TERMINATION

        7.1    Master Agreement.    This is a master agreement and shall be construed as a separate and independent agreement for each and every group of Services individually defined in Section 1 of this Agreement (e.g. NA HR Services, ROW MIS Services, etc.). Any termination of this Agreement with respect to any such group of Services shall not terminate this Agreement with respect to any other group of Services then being provided pursuant to this Agreement.

        7.2    Termination.

          (a)   Any one or more of the Man Services may be terminated (i) upon mutual agreement of Westway and Man, (ii) at Westway's option, effective as of any date following the first anniversary of the date of this Agreement, upon at least one hundred eighty (180) days' advance notice to Man, or (iii) at Man's option, effective as of any date following the first anniversary of the date of this Agreement, upon at least one hundred eighty (180) days' advance notice to Westway. All accrued and unpaid charges for Man Services shall be due and payable upon termination of this Agreement with respect to such Services.

          (b)   Any one or more of the Westway Services may be terminated (i) upon mutual agreement of Westway and Man, (ii) at Man's option, effective as of any date following the first anniversary of the date of this Agreement, upon at least one hundred eighty (180) days' advance notice to Westway, or (iii) at Westway's option, effective as of any date following the first anniversary of the date of this Agreement, upon at least one hundred eighty (180) days' advance notice to Man. All accrued and unpaid charges for Westway Services shall be due and payable upon termination of this Agreement with respect to such Services.

        7.3    Termination Due to Breach.

          (a)   Upon thirty (30) days' written notice, Man may terminate this Agreement with respect to any Service or, at its option, suspend performance of its obligations with respect thereto, in either case in the event of the failure of Westway to pay any invoice with respect to such Service within thirty (30) days of the receipt of such invoice or upon any other material breach by Westway of this Agreement with respect to such Service, unless (i) Westway is disputing the invoice in good faith and has paid, or does pay within the thirty (30) day notice period, all amounts not in dispute or (ii) Westway shall have paid the invoice or cured such breach within the thirty (30) day notice period. Man's rights to terminate this Agreement pursuant to this paragraph are in addition to any other rights Man may have (to damages or otherwise) pursuant to applicable law with respect to such breach.

          (b)   Upon thirty (30) days' written notice, Westway may terminate this Agreement with respect to any Service or, at its option, suspend performance of its obligations with respect thereto, in either case in the event of the failure of Man to pay any invoice with respect to such Service within thirty (30) days of the receipt of such invoice or upon any other material breach by Man of this Agreement with respect to such Service, unless (i) Man is disputing the invoice in good faith and has paid, or does pay within the thirty (30) day notice period, all amounts not in dispute or (ii) Man shall have paid the invoice or cured such breach within the thirty (30) day notice period. Westway's rights to terminate this Agreement pursuant to this paragraph are in addition to any other rights Westway may have (to damages or otherwise) pursuant to applicable law with respect to such breach.

        7.4    Continuing Obligation.    Following any termination of this Agreement with respect to any one or more Service, each party shall cooperate in good faith with the other to transfer and/or retain all records, prepare and file tax returns and take all other actions necessary to (a) provide each party and their respective successors and assigns with sufficient information in the form requested by such party, or their respective successors and assigns, as the case may be, to make alternative service arrangements substantially consistent with those contemplated by this Agreement with respect to the terminated Service, and (b) reduce any and all costs to both parties as a result of the termination of this Agreement with respect to any one or more Service, including, without limitation, any Rationalization Expenses.

        7.5    Liability for Rationalization Expenses.

          (a)   In the event that this Agreement is terminated with respect to any Man Service (i) by Westway pursuant to Section 7.2(a)(ii) or (ii) by Man pursuant to Section 7.3(a), Westway will reimburse Man for all reasonable Rationalization Expenses directly related to such termination. Man will notify Westway of any employees that Man intends to terminate as a result of the termination of any Man Service, and Westway will, notwithstanding the provisions of Section 6.2 hereof, have the right to hire such terminated employee. If Westway elects to hire such employee, Man and Westway will work together in good faith to limit the Rationalization Expenses resulting from the termination of such employee by Man.

          (b)   In the event that this Agreement is terminated with respect to any Westway Service (i) by Man pursuant to Section 7.2(b)(ii) or (ii) by Westway pursuant to Section 7.3(b), Man will reimburse Westway for all reasonable Rationalization Expenses directly related to such termination. Westway will notify Man of any employees that Westway intends to terminate as a result of the termination of any Westway Service, and Man will, notwithstanding the provisions of Section 6.2 hereof, have the right to hire such terminated employee. If Man elects to hire such employee, Man and Westway will work together in good faith to limit the Rationalization Expenses resulting from the termination of such employee by Westway.

8.     NO IMPLIED ASSIGNMENTS OR LICENSES

        Nothing in this Agreement is to be construed as an assignment or grant of any right, title or interest in any trademark, copyright, design or trade dress, patent right or other intellectual or industrial property right.

9.     RELATIONSHIP OF PARTIES

        The parties are independent contractors under this Agreement. Except as expressly set forth herein, neither party has the authority to, and each party agrees that it shall not, directly or indirectly contract any obligations of any kind in the name of or chargeable against the other party without such party's prior written consent.

10.   ASSIGNMENT AND DELEGATION

        Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto.

11.   NOTICES

        All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and (a) if served by personal delivery upon the party for whom it is intended, on the day so delivered; (b) if mailed by registered or certified mail, return receipt requested, on the third business day following such mailing; (c) if deposited for delivery by a reputable courier service, on the business day following deposit with such courier; or (d) if sent by electronic facsimile transmission, on the day the facsimile is transmitted electronically, or if not a business day, the next succeeding business day to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

If to Man, to:	With a copy to:
Mr. A. Whitfield Huguley, IV	Mr.
ED&F Man Liquid Products Corporation
365 Canal Street, Suite 2900
New Orleans, LA 70130
Telephone: (504) 525-9741 Fax:	Telephone: Fax:
If to Westway, to:	With a copy to:
Mr. Peter Harding	Mr.
Westway Group, Inc.
365 Canal Street, Suite 2900
New Orleans, LA 70130
Telephone: Fax:	Telephone: Fax:

12.   ENTIRE AGREEMENT

        This Agreement, including the Schedules, together with the Transaction Agreement, contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

13.   PARTIES IN INTEREST

        This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Man or Westway or their respective successors or permitted assigns any rights or remedies under or by reason of this Agreement.

14.   GOVERNING LAW

        This Agreement shall be governed by and construed in accordance with the laws of Louisiana, without regard to its conflict of law provisions.

15.   THIRD-PARTY BENEFICIARIES.

        This Agreement is for the sole benefit of Man and Westway and no third-party is intended to be a beneficiary of this Agreement.

16.   RESOLUTION OF DISPUTES

        Any controversy or claim arising out of or relating to this Agreement or the breach of any provision hereof shall be referred to three (3) arbitrators in New Orleans, Louisiana, one appointed by Man, one appointed by Westway, and the third appointed by the two so chosen. The decision of any two of the three arbitrators shall be final, conclusive and binding on the parties. The arbitration shall be held in New Orleans, Louisiana, pursuant to the rules of the American Arbitration Association, and judgment upon the award rendered by all or a majority of the arbitrators may be entered in any court having jurisdiction thereof.

17.   AMENDMENT; WAIVER

        Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Man and Westway, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first above written.

ED & F MAN HOLDINGS LTD. a limited company organized under the laws of England and Wales
By:
WESTWAY GROUP, INC. a Delaware corporation
By:

SCHEDULE 1.4
to the
Shared Services Agreement

NA ACCOUNTING SUPPORT SERVICES

  A.
  Accounts Payable—Bills from vendors of goods and services will be received, circulated for approval, and processed. Upon approval of debtor, checks will be written on the bank account of the debtor for signature of an authorized signor of the debtor and sent to the vendor.

  B.
  Accounts Receivable—Invoices for goods sold and services rendered will be prepared and sent to the customer based upon information provided by the provider of the goods or services. Accounting records regarding revenue and accounts receivable will be maintained. All proceeds of such accounts receivable will be directed to the bank accounts of the provider of the goods or services. Collection efforts will be made to collect unpaid accounts receivable. Reports of uncollected accounts receivable will be generated and circulated to managers of the provider of the goods and services.

  C.
  Inventory

  D.
  General Ledger

  E.
  Oracle Accounting System

  F.
  Bank Reconciliation

Accounting Services Costs that relate to a specific entity such as debt collection fees and credit reports, etc, will be charged to that said entity.

Recurring Accounting Services Costs will be allocated as follows:

  •
  AP—based on monthly total of invoices, EFT's and wires. Westway Terminal charge excludes number of invoices.

  •
  AR—based on number of invoices and payments. Westway Terminal charge excludes number of invoices.

  •
  Inventory—allocated based on estimated activity—reviewed annually—current split is 80% Westway Feed, 20% ED&F Man Liquid Products.

  •
  Other Accounting—allocated based on estimated activity—current split is equally between Westway Terminal, Westway Feed and ED&F Man Liquid Products.

SCHEDULE 1.5
to the
Shared Services Agreement

NA HR SERVICES

  A.
  Payroll

  B.
  Medical Insurance

  C.
  Dental Insurance

  D.
  Life Insurance

  E.
  Disability Insurance

  F.
  401k Administration

  G.
  Pension Administration

  H.
  Recruiting/hiring Processing

  I.
  Employee Records Management

  J.
  Employee Maintenance

Recurring HR Administration Costs will be charged based on the total headcount in Canada and the US each month.

Costs related to Health Insurance will be allocated based on headcount using actual and projected costs incurred. This assumes there will be a shared plan. If the plan has to be split then Westway and Man will bear their own respective costs.

Costs incurred by HR that relate to a specific legal entity, such as travel and entertainment, recruitment fees, relocation costs and training, etc, will be charged against that said entity.

The services of the HR department employees will be charged at fully loaded cost based on hours worked.

SCHEDULE 1.6
to the
Shared Services Agreement

NA HEALTH, SAFETY, ENVIRONMENTAL AND QUALITY (HSEQ) SERVICES

  A.
  HSEQ Systems Management

  B.
  HSEQ Compliance and Operations

  C.
  HSEQ Advisory

HSEQ Services performed will be charged as per present arrangement at Fully Allocated Cost based on actual hours worked by the Service provider.

Costs that relate to a specific legal entity, such as external consultants will be charged to that said entity.

SCHEDULE 1.7
to the
Shared Services Agreement

NA INSURANCE SERVICES

  A.
  Policy Renewal Data Collection

  B.
  Policy Renewal Marketing and Negotiating

  C.
  Premium Payments/Allocations

  D.
  Claims

To the extent that combined policies are not possible then both parties will be responsible for paying their own premiums.

Insurance Services performed by employees of the insurance department will be charged at fully loaded cost based on actual hours worked.

SCHEDULE 1.8
to the
Shared Services Agreement

NA MIS SERVICES

  A.
  E Mail System

  B.
  Oracle Systems Maintenance

  C.
  ADP Server

  D.
  Phone Systems

  E.
  Computer maintenance

  F.
  Cell Phone / Blackberry Administration

  G.
  IT Help Desk

  H.
  Data Retention and Backup

  I.
  Software, Computer and Communication Equipment Procurement

  J.
  Project Management

Costs incurred by IT that relate to a specific legal entity, such as computer and communication equipment, consumables, software purchase and maintenance, programming and project costs, etc., will be charged against that said entity.

Recurring IT Administration costs will be charged using a blended allocation rate that will be budgeted annually and reviewed quarterly. This rate will be based on number of computer users, help desk usage and estimated project support.

SCHEDULE 1.9
to the
Shared Services Agreement

NA OFFICE SERVICES

  A.
  Reception

  B.
  Phone Switchboard

  C.
  Office Accommodation

  D.
  Parking

  E.
  Offsite Records Storage

  F.
  Furniture

  G.
  Postage & Mailing

  H.
  Office Supplies & Printing

  I.
  Office Equipment Leases

  J.
  Local and Long Distance Telephone Charges

Office Service Costs that relate to a specific legal entity, such as long distance telephone charges, printing costs, furniture and certain office supplies, etc, will be charged against that said entity.

Recurring Office Services Costs will be allocated based on monthly headcount of the New Orleans Office.

SCHEDULE 1.10
to the
Shared Services Agreement

NA TAX SERVICES

  A.
  Tax Compliance—Federal, State and Local

  B.
  Tax Consultancy

  C.
  Tax Accounting

  D.
  Tax Planning

  E.
  Tax Returns

Costs that relate to a specific legal entity, such as external tax consulting and tax return preparation will be charged to that said entity.

Taxation Services performed by the tax department will be charged at fully loaded cost based on actual hours worked.

Tax Compliance work performed by the tax department will be charged at fully loaded cost based on actual hours worked.

SCHEDULE 1.13
to the
Shared Services Agreement

ROW ACCOUNTING SUPPORT SERVICES

  A.
  Accounts Payable—Bills from vendors of goods and services will be received, circulated for approval, and processed. Upon approval of debtor, checks will be written on the bank account of the debtor for signature of an authorized signor of the debtor and sent to the vendor.

  B.
  Accounts Receivable—Invoices for goods sold and services rendered will be prepared and sent to the customer based upon information provided by the provider of the goods or services. Accounting records regarding revenue and accounts receivable will be maintained. All proceeds of such accounts receivable will be directed to the bank accounts of the provider of the goods or services. Collection efforts will be made to collect unpaid accounts receivable. Reports of uncollected accounts receivable will be generated and circulated to managers of the provider of the goods and services consistent with current practices.

  C.
  General Ledger

  D.
  ITAS, FDC or related Accounting System

  E.
  Management of respective local bank services, including Reconciliation

  F.
  Management Accounting

  G.
  Management Reporting

  H.
  Overseeing and administration of any 3rd Party Accounting service that is engaged

  I.
  Customer Credit Management, including Counterparty Risk assessment, processing and monitoring

Current allocation of service provided for ROW:

  •
  Liverpool Shared Service Centre for Denmark, Poland, Ireland and the UK; and

  •
  Netherlands for Amsterdam and Korea.

Recurring Accounting Services Costs will be allocated as per present arrangement based on estimated activity as agreed between Westway Terminal and ED&F Man against Fully Allocated Costs.

Accounting Services Costs that relate to a specific entity such as debt collection fees and credit reports, etc, will be charged to that said entity.

SCHEDULE 1.14
to the
Shared Services Agreement

ROW HR SERVICES

  A.
  Payroll

  B.
  Medical Insurance

  C.
  Life Insurance

  D.
  Other Health Related Insurance

  E.
  Administration in accordance with local HR regulations

  F.
  Pension Administration

  G.
  Recruiting/Hiring Processing

  H.
  Employee Records Management

  I.
  Employee Maintenance

  J.
  Employee Benefits Administration and Management

  K.
  Company Vehicle Scheme Administration

  L.
  Advisory on International HR related matters

Current service provided for ROW via London and Netherlands offices.

Recurring HR Administration Costs will be charged as per present arrangement, based on the total headcount and resource usage against Fully Allocated Costs.

Costs related to Health Insurance will be allocated based on headcount using actual and projected costs incurred. This assumes there will be a shared plan. If the plan has to be split then Westway and Man will bear their own respective costs.

Costs incurred by HR that relate to a specific legal entity, such as travel and entertainment, recruitment fees, relocation costs and training, etc, will be charged against that said entity.

The services of the HR department employees will be charged at fully loaded cost based on hours worked.

SCHEDULE 1.15
to the
Shared Services Agreement

ROW HEALTH, SAFETY, ENVIRONMENTAL AND QUALITY (HSEQ) SERVICES

  A.
  HSEQ Systems Management

  B.
  HSEQ Compliance and Operations

  C.
  HSEQ Advisory

Current service provided for ROW via Netherlands offices.

HSEQ Services performed will be charged as per present arrangement at Fully Allocated Cost based on actual hours worked by the Service provider.

Costs that relate to a specific legal entity, such as external consultants will be charged to that said entity.

SCHEDULE 1.16
to the
Shared Services Agreement

ROW INSURANCE SERVICES

  A.
  New Policy Establishment and Management

  B.
  Policy Renewal Data Collection

  C.
  Policy Renewal Marketing and Negotiating

  D.
  Administration of Existing Policies

  E.
  Premium Payments/Allocations

  F.
  Claims

  G.
  Advisory Service on Insurance Related Matters

Current service provided for ROW via London.

To the extent that combined policies are not possible then both parties will be responsible for paying their own premiums.

Insurance Services performed by employees of the insurance department will be charged at Fully Allocated Cost based on actual hours worked.

SCHEDULE 1.17
to the
Shared Services Agreement

ROW MIS SERVICES

  A.
  E Mail System

  B.
  ITAS Systems Development and Maintenance

  C.
  Management of Hardware and Software Systems related to the running of Service Recipient's business

  D.
  Phone Systems

  E.
  Cell Phone/Blackberry Administration

  F.
  IT Help Desk

  G.
  Data Retention and Backup

  H.
  Software, Computer and Communication Equipment Procurement

  I.
  Project Management

Current service provided for ROW via London and Netherlands offices.

Costs incurred by IT that relate to a specific legal entity, such as computer and communication equipment, consumables, software purchase and maintenance, programming and project costs, etc., will be charged against that said entity.

Recurring IT Administration costs will be charged as per present arrangement, using a blended allocation rate that will be budgeted annually and reviewed quarterly. This rate will be based on number of computer users, resource usage (eg. sharing of ITAS system at UK terminals), help desk usage and estimated project support.

SCHEDULE 1.18
to the
Shared Services Agreement

ROW OFFICE SERVICES

  A.
  Reception

  B.
  Phone Switchboard

  C.
  Office Accommodation and Related Management Services

  D.
  Parking

  E.
  Offsite Records Storage

  F.
  Furniture

  G.
  Postage & Mailing

  H.
  Office Supplies & Printing

  I.
  Office Equipment Leases

  J.
  Office Telecommunications

Recurring Office Services Costs will be allocated basis Fully Allocated Costs, based on monthly headcount of the shared office (pro-rated in the case of shared resource).

In the case where offices are located within Westway facilities, Westway reserves the right to lease such space to a chosen party charged with management of the office, whereby the Fully Allocated Costs will subsequently be recharged based on agreed monthly headcount and resource usage to the respective occupiers of the office. (At present, this will have to be the case for the MAN Liverpool office which is shared with Westway at the Westway site)

SCHEDULE 1.19
to the
Shared Services Agreement

ROW OTHER CORPORATE SERVICES

  A.
  Employee Administrative Services such as travel, expenses and credit cards

  B.
  Legal Advisory and Services

  C.
  Treasury Management

Costs that relate to a specific legal entity, such as external tax consulting and tax return preparation will be charged to that said entity.

Employee Administrative Services will be charged as per present arrangement, based on a headcount and resource usage allocation against Fully Allocated Costs.

Legal Services will be charged as per present arrangement, at fully loaded cost based on actual hours worked.

Treasury Management services charges are to be determined based on level of service requirement.

SCHEDULE 1.20
to the
Shared Services Agreement

ROW SECONDMENT SERVICES

        To the extent permitted by applicable Law, the Seconded Employees will be made available to provide substantially the same type and amount of services to Westway as they provided for the Business immediately prior to the Effective Time, to the extent such Seconded Employees remain employees of Man.

        Notwithstanding anything to the contrary contained in the Agreement, with respect to the ROW Secondment Services, "Fully Allocated Cost" shall include all costs incurred by Man for continuing to employ the Seconded Employees in accordance with the terms of this Agreement, including, without limitation, all salary, wages (including bonuses or other incentive compensation), benefit costs, employment or social security taxes, or other taxes or contributions that Man pays with respect to such employees.

        It is the intent of the parties that the Seconded Employees shall remain the employees of Man for purposes of applicable Law, but will be considered seconded to Westway while the ROW Secondment Services are being provided. Except as otherwise provided in this Schedule 1.21, the Seconded Employees shall be compensated by Man with wages, salaries and other compensation and benefits equal or substantially similar to those that were provided to such employees immediately prior to the Effective Time, subject to applicable Law and the applicable benefit plan documents, and subject to such changes to the Seconded Employees' compensation and benefits as may be made from time to time with the mutual consent of Man and Westway; provided, however, that nothing contained herein shall be construed as limiting Man's right to amend or terminate any employee benefit plan or agreement pursuant to the terms of such plan or agreement.

        Notwithstanding anything to the contrary contained herein, with respect to the Seconded Employees who are employees of Agman Holdings Limited as of the Effective Time, Man shall take all actions necessary in accordance with applicable Law so that (i) such Seconded Employees continue to participate in all benefit plans such employees participated in immediately prior to the Effective Time to the extent such plans continue to be maintained by Agman Holdings Limited, provided that, following the Effective Time, such Seconded Employees will no longer participate in the Axa PPP UK Medical Insurance Scheme maintained by Agman Holdings Limited, but will instead participate in a substantially similar plan established by Westway to be effective as of the Effective Time and (ii) any automobile lease used by any such Seconded Employee immediately prior to the Effective Time will be transferred to Westway or one of its Affiliates as of the Effective Time for use by such Seconded Employee following the Effective Time. For avoidance of doubt, the costs of providing such medical insurance benefits and automobile leases shall not be included in the Fully Allocated Costs for the ROW Secondment Services.

        Notwithstanding anything to the contrary contained in the Agreement or this Schedule, with respect to the Seconded Employees who are employees of ED & F Man Nederland B.V. as of the Effective Time, Man shall take all actions necessary in accordance with applicable Law so that such Seconded Employees continue to participate in all benefit plans such employees participated in immediately prior to the Effective Time to the extent such plans continue to be maintained by ED & F Man Nederland B.V.

        Westway shall provide day-to-day supervision of the Seconded Employees, including the designation of tasks to be performed; provided, however, that the Seconded Employees shall be subject to all of Man's rules, policies and procedures that are generally applicable to Man employees (and, to the extent not inconsistent with any such rule, policy or procedure, all of Westway's rules, policies and procedures that are generally applicable to Westway employees). So long as the ROW Secondment Services are being provided pursuant to the Agreement, Man will not terminate the employment of any Seconded Employee unless Westway requests such termination (and then only to the extent consistent with applicable Law) or such termination is for cause (as determined and consented to by both Man and Westway). Man shall promptly notify Westway if Man receives notice of any Seconded Employee's actual, pending or threatened termination of employment with Man.

        For avoidance of doubt, any severance or other separation costs related to termination of employment of a Seconded Employee whose employment is terminated at the request of Westway shall be included when determining the Fully Allocated Cost for such Seconded Employee and any severance or other separation costs related to termination of employment of a Seconded Employee whose employment is terminated because such Seconded Employee is no longer required to provide the ROW Secondment Services shall be included when determining Rationalization Expenses in accordance with Section 7.5 of the Agreement. In no event will Man be required to replace (or have any liability for failure to replace) any Seconded Employee whose employment with Man terminates.

SCHEDULE 1.21
to the
Shared Services Agreement

ROW TAX SERVICES

  A.
  Tax Compliance—Federal, State, Local and International

  B.
  Tax Consultancy

  C.
  Tax Accounting

  D.
  Tax Planning

  E.
  Tax Returns

Costs that relate to a specific legal entity, such as external tax consulting and tax return preparation will be charged to that said entity.

Taxation Services performed by the tax department will be charged at fully loaded cost based on actual hours worked.

Tax Compliance work performed by the tax department will be charged at fully loaded cost based on actual hours worked.

SCHEDULE 1.22
to the
Shared Services Agreement

SECONDED EMPLOYEES

[List of employees to be provided prior to Closing]

ANNEX I

STOCK EXCHANGE AGREEMENT

        THIS STOCK EXCHANGE AGREEMENT (this "Agreement") is made as of [    •    ], 2009, by and between Westway Group, Inc. (formerly known as Shermen WSC Acquisition Corp.), a Delaware corporation ("Westway"), and Shermen WSC Holding LLC, a Delaware limited liability company and stockholder of Westway ("Founder"). Westway and Founder are sometimes collectively referred to herein as the "Parties".

        A.    Westway, Terminal Merger Sub LLC, a Delaware limited liability company, Feed Merger Sub LLC, a Delaware limited liability company, ED&F Man Holdings Limited, a company limited by shares organized under the laws of England and Wales ("ED&F"), Westway Holdings Corporation, a Delaware corporation, Westway Terminal Company Inc., a Delaware corporation, and Westway Feed Products, Inc., a Delaware corporation, have entered into that certain Amended and Restated Transaction Agreement dated as of May 1, 2009 (as the same may be amended from time to time, the "Transaction Agreement"). Capitalized terms used and not defined herein have the meanings ascribed to them in the Transaction Agreement.

  B.
  This Agreement is the agreement referred to as the Stock Exchange Agreement in, and its execution by the Parties is a condition to the consummation of the closing under, the Transaction Agreement.

  C.
  The Parties desire to enter into this Agreement to give effect to the exchange by Founder of 1,100,000 shares of common stock, par value $0.0001 per share, of Westway ("Westway Common Stock") owned by Founder (those shares, the "Shares") for (i) warrants in the form attached hereto as Exhibit A issued by Westway to purchase 1,000,000 shares of Westway Common Stock (the "Warrants"), on the terms and subject to the conditions set forth in that certain Westway Warrant Agreement, dated the date hereof, by and between Westway and Continental Stock Transfer & Trust Company, as the agent of Westway in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants, in the form attached hereto as Exhibit B, (ii) 60,000 newly issued shares of Series A Preferred Stock, par value $0.0001 per share, of Westway (the "Preferred Shares"), on the terms and subject to the conditions set forth herein and (iii) 40,000 newly issued shares of Westway Common Stock (the "New Common Shares", and, collectively with the Preferred Shares, the "Newly Issued Shares"), on the terms and subject to the conditions set forth herein.

  D.
  The Shares are currently held in escrow pursuant to a Stock Escrow Agreement (the "Original Stock Escrow Agreement"), dated as of May 30, 2007, by and among Westway, Founder and the other Initial Stockholders (as defined therein), and Continental Stock Transfer & Trust Company, as escrow agent thereunder (the "Escrow Agent").

  E.
  Concurrently with the execution and delivery of this Agreement, Westway, Founder, Westway Holdings Corporation and the Escrow Agent are executing a Stock Escrow Agreement (the "Stock Escrow Agreement"), pursuant to which, among other things, the Escrow Agent, in its capacity as escrow agent under the Original Stock Escrow Agreement, is instructed to disburse the Shares, on behalf of Founder, to Westway on the date that is the six-month anniversary of the date hereof (the "Original Release Date").

        Accordingly, in consideration of the foregoing, the Parties agree as follows:

ARTICLE I
THE EXCHANGE

        1.     The Exchange.    On the Original Release Date, concurrently with the actions contemplated by Section 2(b) of the Stock Escrow Agreement:

          (a)   Founder shall deliver to Westway duly executed original certificates representing 1,100,000 shares of Westway Common Stock for cancellation and retirement, and promptly upon receipt of such certificates, Westway shall mark such certificates "canceled" and cancel and retire the Shares and cause such cancellation and retirement to be reflected on its stock ledger; and

          (b)   upon receipt by Westway of the certificates referred to in clause (a) of this Section 1, Westway shall issue the Warrants and the Newly Issued Shares to and in the name of Founder, and shall deliver to Founder the Warrants and duly executed original certificates representing the Newly Issued Shares.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF WESTWAY

        Westway represents and warrants to Founder as follows:

        1.    Organization.    Westway is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to carry on its business as it is now being conducted, and to execute, deliver, and perform this Agreement and the transactions contemplated hereby.

        2.    Authorization.    The execution, delivery, and performance by Westway of this Agreement, and the consummation by Westway of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Westway. This Agreement has been duly and validly executed and delivered by Westway and, assuming its due authorization, execution and delivery by Founder, constitutes the valid and binding obligation of Westway, enforceable against Westway in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar Laws relating to or affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

        3.    Conflict.    The execution, delivery, and performance by Westway of this Agreement, and the consummation by Westway of the transactions contemplated hereby, do not and will not, with or without the giving of notice or the lapse of time, or both, in any material respect (i) violate any Law to which Westway is subject, (ii) violate any provision of the charter, the regulations or other organizational documents of Westway or (iii) violate or result in a breach of or constitute a default (or an event which would, with the passage of time or the giving of notice, or both, constitute a default) under, require the consent of any third party under or result in or permit the termination or amendment of any provision of, or result in or permit the acceleration of the maturity or cancellation of performance of any obligation under, or result in the creation or imposition of any Encumbrance of any nature whatsoever upon any assets or property of Westway or give to others any rights therein under any Contract to which Westway is a party or by which it may be bound or affected; except, in the case of clauses (i) and (iii), for violations that in the aggregate would not have a material adverse effect on the ability of Westway to consummate the transactions contemplated by this Agreement.

        4.    Consents.    Except as set forth on Schedule II(4), no consent, approval, or authorization of, or exemption by, or filing with, any Governmental Authority is required to be obtained or made by

Westway in connection with the execution, delivery and performance by Westway of this Agreement or the taking by Westway of any other action contemplated hereby or thereby.

        5.    Capitalization.

          (a)   As of the date of this Agreement (without giving effect to the Closing), (i) the authorized capital stock of Westway consists of 100,000,000 shares of Westway Common Stock and 1,000,000 shares of preferred stock, par value $0.0001 per share ("Westway Preferred Stock"), (ii) 28,750,000 shares of Westway Common Stock, no shares of Westway Preferred Stock, and warrants to purchase 45,214,286 shares of Westway Common Stock are issued and outstanding, and (iii) all of such issued and outstanding shares of Westway Common Stock are validly issued, fully paid and nonassessable. Immediately following the Closing, the authorized capital stock of Westway will consist of 235,000,000 shares of Westway Common Stock, of which 175,000,000 shares will be designated Class A Common Stock and 60,000,000 shares will be designated as Class B Common Stock, and 40,000,000 shares of Westway Preferred Stock, of which 30,000,000 shares are designated as Series A Preferred Stock.

          (b)   Except as described in the Westway SEC Documents or as expressly contemplated by the Transaction Agreement or the Ancillary Agreements, there are outstanding no securities convertible into, exchangeable for or carrying the right to acquire equity securities of Westway, or subscriptions, warrants, options, rights (including, without limitation, preemptive rights), stock appreciation rights, phantom stock interests, or other arrangements or commitments obligating Westway to issue or dispose of any of its respective equity securities or any ownership interest therein. The consummation of the transactions contemplated hereby will not cause any Encumbrances to be created or suffered on the capital stock of Westway, other than Encumbrances created by a Seller Entity (as defined in the Transaction Agreement). There are no existing agreements, subscriptions, options, warrants, calls, commitments, trusts (voting or otherwise), or rights of any kind whatsoever between Westway on the one hand and any Person on the other hand with respect to the capital stock of any Subsidiary of Westway. Other than as listed on Schedule II(5)(b), Westway does not own, directly or indirectly, any stock of or any other equity interest in any other Person. All shares of Westway Common Stock and Westway Preferred Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

        6.    SEC Filings.    Westway has filed and furnished in a timely manner all filings, reports, schedules, forms, prospectuses and registration, proxy and other statements, in each case, required to be filed or furnished by it with or to the SEC (collectively, and in each case including all schedules thereto and documents incorporated by reference therein, the "Westway SEC Documents"). As of their respective effective dates (in the case of Westway SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of the respective dates of the last amendment filed with the SEC (in the case of all other Westway SEC Documents), the Westway SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, each as in effect on the applicable date referred to above, applicable to such Westway SEC Documents, and none of the Westway SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE III
RESPRESENTATIONS AND WARRANTIES OF FOUNDER

        Founder represents and warrants to Westway as follows:

        1.    Title to Shares.    Founder is the legal and beneficial owner of the Shares, and upon consummation of the exchange contemplated herein, Westway will acquire from Founder good and marketable title to the Shares, free and clear of all liens excepting only such restrictions hereunder upon future transfers by Westway, if any, as may be imposed by applicable Law.

        2.    Organization.    Founder is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware, and has all requisite power and authority to carry on its business as it is now being conducted, and to execute, deliver, and perform this Agreement and the transactions contemplated hereby.

        3.    Authorization.    The execution, delivery, and performance by Founder of this Agreement, and the consummation by Founder of the transactions contemplated hereby have been duly authorized by all necessary company action on the part of Founder. This Agreement has been duly and validly executed and delivered by Founder and, assuming its due authorization, execution and delivery by Westway, constitutes the valid and binding obligation of Founder, enforceable against Founder in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws relating to or affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

        4.    Conflict.    The execution, delivery, and performance by Founder of this Agreement, and the consummation by Founder of the transactions contemplated hereby, do not and will not, with or without the giving of notice or the lapse of time, or both, in any material respect (i) violate any Law to which Founder is subject, (ii) violate any provision of the limited liability company agreement of Founder, the regulations or other organizational documents of Founder or (iii) violate or result in a breach of or constitute a default (or an event which would, with the passage of time or the giving of notice, or both, constitute a default) under, require the consent of any third party under or result in or permit the termination or amendment of any provision of, or result in or permit the acceleration of the maturity or cancellation of performance of any obligation under, or result in the creation or imposition of any Encumbrance of any nature whatsoever upon any assets of Founder or property or give to others any rights therein under any Contract to which Founder is a party or by which it may be bound or affected; except, in the case of clauses (i) and (iii), for violations that in the aggregate would not have a material adverse effect on the ability of Founder to consummate the transactions contemplated by this Agreement.

        5.    Consents.    Except as set forth on Schedule III(5), no consent, approval, or authorization of, or exemption by, or filing with, any Governmental Authority is required to be obtained or made by Founder in connection with the execution, delivery and performance by Founder of this Agreement or the taking by Founder of any other action contemplated hereby or thereby.

ARTICLE IV
MISCELLANEOUS

        1.    Notices.    Any notice, request, instruction, or other document to be given hereunder by any Party to any other Party must be in writing and must be delivered personally, by overnight courier service, by facsimile or sent by certified, registered or express air mail, postage prepaid (and will be deemed given when delivered (if delivered by hand), one Business Day after deposited with an overnight courier service (if delivered by overnight courier), upon electronic confirmation of receipt (if faxed during normal business hours) and otherwise upon the opening of business on the next Business Day, and five days after mailing (if mailed)), as follows:

    If to Founder:

    Shermen WSC Holding LLC
    230 Park Avenue
    Suite 1000
    New York, NY 10169
    Facsimile: (212) 332-2475
    Attention: Chief Executive Officer

    with a copy (which will not constitute notice) to:

    Dechert LLP
    Cira Centre
    2929 Arch Street
    Philadelphia, PA 19104
    Attention: Craig L. Godshall, Esq.
    Facsimile: (215) 994-2222

    If to Westway:

    Westway Group, Inc.
    230 Park Avenue
    Suite 1000
    New York, NY 10169
    Attention: Chairman
    Facsimile: (212) 332-2475

    and to

    ED&F Man Holdings Limited
    Cottons Centre
    Hay's Lane
    London SE1 2QE
    Attention: Philip Howell
    Facsimile: +44 207 089 8112

or to such other address as either Party notifies the other Party (as provided above) from time to time.

        2.    Schedules and Exhibits.    All schedules and exhibits hereto, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

        3.    Governing Law.    This Agreement and the rights and duties of the Parties hereunder will be governed by and construed in accordance with the Laws of the State of New York, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the Laws of another jurisdiction. The Parties irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the New York State Supreme Court in the Borough of Manhattan, in any action arising out of or relating to this Agreement. The Parties irrevocably agree that all claims in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated hereby and thereby, or with respect to any such action or proceeding, will be heard and determined in such a New York federal or State court, and that such jurisdiction of such courts with respect thereto will be exclusive, except solely to the extent that all such courts lawfully decline to exercise such jurisdiction. Each Party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document or in respect of any such transaction, that it is not subject to such jurisdiction. Each Party hereby waives, and agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 1 of Article IV or in such other manner as may be permitted by Law, will be valid and sufficient service thereof.

        4.    Assignment; Successors and Assigns; No Third Party Rights.    Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other Party, be assigned by operation of Law or otherwise, and any attempted assignment will be null and void. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives. This Agreement is for the sole benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor may it be construed, to give any Person, other than the Parties and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder; provided, however, that each of the parties hereto acknowledges that, in entering into the Transaction Agreement, ED&F is relying on the commitments made hereunder by the parties hereto and, in doing so, is an intended third party beneficiary of this Agreement and has a right to enforce the transactions contemplated hereby, including without limitation pursuant to Section 11.

        5.    Legends.    All certificates representing the Preferred Shares shall have inscribed upon them the following legend, which Westway shall cause to be removed promptly following the Proxy Term (as such term is defined in the Proxy Agreement, dated as of the date hereof, between Founder and Westway Holdings Corporation):

  The shares of Series A Preferred Stock, par value $.0001 per share, of Westway Group, Inc. (the "Company") represented by this certificate are subject to a Proxy Agreement, dated as of [                        ], 2009, and may not be sold or otherwise transferred except in accordance therewith. Copies of such agreement may be obtained at the principal executive offices of the Company upon request and without charge.

        6.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which will be deemed an original and need not contain the signature of more than one party, and all of which will together constitute one and the same instrument.

        7.    Titles and Headings.    The titles, captions and table of contents in this Agreement are for reference purposes only, and will not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

        8.    Entire Agreement.    Except as otherwise contemplated herein, this Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

        9.    Severability.    Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

        10.    No Strict Construction.    Each of the Parties acknowledges that this Agreement has been prepared jointly by the Parties, and will not be strictly construed against either Party. As a consequence, the Parties do not intend that the presumptions of any Laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.

        11.    Specific Performance.    Each Party acknowledges and agrees that the breach of this Agreement would cause irreparable damage to the other Party, that money damages may not be an adequate remedy for any breach of the provisions of this Agreement, and that either Party will have the right to injunctive relief, in addition to all of its other rights and remedies at law or in equity, to enforce the provisions of this Agreement.

        12.    Waiver of Jury Trial.    Each of the Parties waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement or any course of conduct, course of dealing, verbal or written statement or action of any Party.

        13.    Amendment; Waivers, etc.    No amendment, modification or discharge of this Agreement, and no waiver hereunder, will be valid or binding unless set forth in writing and duly executed by the Party against which enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver will constitute a waiver only with respect to the specific matter described in such writing and will in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by either of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by either Party, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, will be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any Party may otherwise have at law or in equity.

[Signature Page Follows]

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

WESTWAY GROUP, INC.
By:	Name: Title:
SHERMEN WSC HOLDING LLC
By:	Name: Title:

EXHIBIT A

FORM OF WARRANT

Please see attached

EXHIBIT B

FORM OF WESTWAY WARRANT AGREEMENT

Please see attached

ANNEX J

FORM OF
PROXY AGREEMENT

        This PROXY AGREEMENT (this "Agreement") is made as of [    •    ] , 2009, by and between Westway Holdings Corporation, a Delaware corporation ("Holdings"), and Shermen WSC Holding LLC, a Delaware limited liability company ("Founder").

RECITALS

  A.
  Westway Group, Inc., a Delaware corporation formerly known as Shermen WSC Acquisition Corp. (the "Company"), Terminal Merger Sub LLC, a Delaware limited liability company, Feed Merger Sub LLC, a Delaware limited liability company, ED&F Man Holdings Limited, a company limited by shares organized under the laws of England and Wales, Holdings, Westway Terminal Company Inc., a Delaware corporation, and Westway Feed Products, Inc., a Delaware corporation, have entered into that certain Transaction Agreement, dated as of November 25, 2008, as amended and restated as of May 1, 2009 (as so amended and restated, the "Transaction Agreement").

  B.
  Upon the consummation of the closing under the Transaction Agreement, Founder will, pursuant to the Stock Exchange Agreement of even date herewith between Founder and the Company, among other things acquire 60,000 shares of Series A convertible preferred stock, par value $0.0001, of the Company ("Series A Shares").

  C.
  Holdings and Founder desire to enter into this Agreement to set forth certain rights and obligations relating to the voting of the Series A Shares to be acquired by Founder pursuant to the Stock Exchange Agreement.

  D.
  This Agreement is the agreement referred to as the Proxy Agreement in, and its execution by the parties hereto is a condition to the consummation of the closing under, the Transaction Agreement.

  E.
  Capitalized terms used and not defined in this Agreement have the meanings ascribed to such terms in the Transaction Agreement.

        Accordingly, in consideration of the foregoing, the parties agree as follows:

ARTICLE I
APPOINTMENT OF PROXY, ETC.

        Section 1.1    Irrevocable Proxy.    Founder hereby constitutes and appoints Holdings, with full power of substitution, for the period commencing on the date hereof and ending on the date on which Holdings and its Affiliates cease to own, of record or beneficially, any Series A Shares (the "Proxy Term"), as Founder's true and lawful attorney and irrevocable proxy, for and in Founder's name, place and stead, to vote each of the Series A Shares owned by Founder as Founder's proxy, at every meeting of the stockholders of the Company or any adjournment thereof or in connection with any written consent of the Company's stockholders, in any lawful manner Holdings shall in its sole discretion deem appropriate. Founder intends the foregoing proxy to be, and it shall be, irrevocable and coupled with an interest during the Proxy Term and hereby revokes any proxies previously granted by Founder with respect to the Series A Shares. Concurrently with its execution and delivery of this Agreement, Founder shall deliver to Holdings a duly executed irrevocable proxy in the form attached hereto as Exhibit A.

        Section 1.2    Certain Transfers.    For so long as Holdings or any of its Affiliates owns, of record or beneficially, any Series A Shares, Founder shall not, directly or indirectly, sell or otherwise transfer to any Person any or all of its Series A Shares or any power to vote such shares unless the transferee first (i) enters into a written agreement with Holdings, containing terms and conditions satisfactory to Holdings, pursuant to which such transferee agrees to be bound by all of the terms and conditions of this Agreement as if it were Founder and (ii) delivers to Holdings a duly executed irrevocable proxy substantially in the form attached hereto as Exhibit A (with such changes as are necessary to reflect that fact that the grantor of the proxy is the transferee and not Founder).

        Section 1.3    Further Actions.    Founder shall not enter into any agreement or understanding with any Person or take any action during the Proxy Term which will permit any Person to vote or give instructions to vote Founder's Series A Shares in any manner inconsistent with the terms of this ARTICLE I. Founder further agrees to take such further action and execute and deliver, and cause others to execute and deliver such other instruments as may be necessary to effectuate the intent of this Agreement, including without limitation, proxies and other documents permitting the Company or any of its officers to vote Founder's Series A Shares or to direct the record owners thereof to vote Founder's Series A Shares in accordance with this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF FOUNDER

        Section 2.1    Due Authority.    Founder has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by or on behalf of Founder and, assuming its due authorization, execution and delivery by Holdings, constitutes a legal, valid and binding obligation of Founder, enforceable against Founder in accordance with its terms.

        Section 2.2    No Conflict; Consents.

          (a)   The execution and delivery of this Agreement by Founder does not, and the performance by Founder of its obligations under this Agreement and the compliance by Founder with the provisions hereof do not and will not, conflict with or violate any Law applicable to Founder or any of the Organizational Documents of Founder. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Founder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by Founder of the transactions contemplated hereby.

          (b)   The execution and delivery of this Agreement by Founder does not, and the performance of this Agreement by Founder will not, require any consent, approval, authorization or permit of, or filing with (except for applicable requirements, if any, of the Exchange Act), or notification to, any Governmental Authority by Founder.

          (c)   No other Person has, or will have during the Proxy Term (as defined below), any right, directly or indirectly, to vote or control or affect the voting of Founder's Series A Shares.

ARTICLE III
MISCELLANEOUS

        Section 3.1    Entire Agreement.    This Agreement (including the preamble and recitals hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

        Section 3.2    Assignment.    The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that any assignment, delegation or attempted transfer of any rights, interests or obligations under this Agreement by Founder without the prior written consent of Holdings shall be void.

        Section 3.3    Headings.    The headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

        Section 3.4    Specific Performance.    Founder acknowledges that any breach by it of this Agreement would cause Holdings irreparable harm and agrees that, in addition to all other remedies available to Holdings under applicable Law, Holdings shall be entitled to an injunction or injunctions to prevent breaches by Founder of this Agreement or to enforce specifically the performance of any of the terms and provisions hereof in any court of competent jurisdiction.

        Section 3.5    No Amendment or Waiver.    No amendment, modification or discharge of this Agreement, and no waiver hereunder, will be valid or binding unless set forth in writing and duly executed by the party against which enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver will constitute a waiver only with respect to the specific matter described in such writing and will in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, will be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

        Section 3.6    Severability.    If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

        Section 3.7    Governing Law.    This Agreement and the rights and duties of the parties hereto hereunder will be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the Laws of another jurisdiction.

        Section 3.8    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed an original copy of this Agreement, and all of which, taken together, shall be deemed to constitute one and the same agreement. Either party may deliver its signed counterpart of this Agreement to the other party by means of facsimile or any other electronic medium, and such delivery will have the same legal effect as hand delivery of an originally executed counterpart.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

WESTWAY HOLDINGS CORPORATION
By:
Name: Title:
SHERMEN WSC HOLDING LLC
By:
Name: Title:

EXHIBIT A

FORM OF
IRREVOCABLE PROXY

        The undersigned holder of 60,000 shares of Series A Preferred Stock, par value $.0001 per share (the "Series A Preferred Stock"), of Westway Group, Inc., a Delaware corporation (the "Company"), hereby appoints Westway Holdings Corporation, Inc., as proxy ("Holdings"), with full power of substitution, for the period commencing on the date hereof and ending on the date on which Holdings and its affiliates cease to own, of record or beneficially, any Series A Preferred Stock of the Company, for and in the name of the undersigned at any annual or special meeting of the stockholders of the Company, and at any and all postponements or adjournments thereof, to vote all shares of the Series A Preferred Stock held by the undersigned in any lawful manner Holdings shall in its sole discretion deem appropriate, as if the undersigned were present and voting such shares. The undersigned hereby affirms that this Irrevocable Proxy is coupled with an interest and is irrevocable, and ratifies and confirms all that Holdings may lawfully do or cause to be done by virtue hereof.

Dated as of [                        ]

SHERMEN WSC HOLDING LLC
By:
Name: Title:

ANNEX K

BY-LAWS

OF

WESTWAY GROUP, INC.

AMENDED AND RESTATED AS OF MAY [    ], 2009

BY-LAWS
OF
WESTWAY GROUP, INC.

Amended and Restated Effective as of May [    ], 2009

ARTICLE I

OFFICES

        Section 1.1.    Registered Office.    The registered office of the Corporation within the State of Delaware shall be located at the principal place of business in said State of such corporation or individual acting as the Corporation's registered agent in Delaware. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the board of directors of the Corporation (the "Board of Directors").

        Section 1.2.    Other Offices.    The Corporation may also have offices and places of business at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

        Section 2.1.    Date, Time and Place of Meetings.    Except as otherwise provided in these By-Laws, all meetings of stockholders shall be held at such dates, times and places, within or without the State of Delaware, as shall be designated by the Board of Directors in its notice of meeting or in the waivers of notice thereof. If the place of any meeting is not so designated, it shall be held at the principal office of the Corporation in the State of Delaware.

        Section 2.2.    Annual Meetings.    An annual meeting of the stockholders shall be held each year for the purpose of electing the members of the Board of Directors and conducting such other proper business as may come before the meeting. No person shall be nominated for election as a director at, and no business shall transacted at, an annual meeting of stockholders, unless the proposed nomination of such person, or the proposal of such business to be so transacted, is (a) specified in the notice of meeting (or any supplement thereto) given in accordance with this Section 2.2 at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before such meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof), or (c) otherwise properly brought before such meeting by any stockholder of the Corporation (i) who complies with the requirements set forth in the last sentence of this Section 2.2 and (ii) who is a stockholder of record on the date of its giving of the notice provided for in such last sentence and on the record date for the determination of stockholders entitled to notice of and to vote at such annual meeting. In addition to any other applicable requirements, for a person to be nominated by a stockholder for election as a director, or for any business to be proposed by a stockholder to be transacted, at an annual meeting of stockholders, such stockholder must have given timely notice thereof, as specified in Sections 2.4 and 2.9(a) hereof, in proper written form, as specified in Sections 2.4 and 2.9(a) hereof, to the secretary of the Corporation and, in the case of any such proposal for the transaction of business, the business proposed must constitute a proper matter for stockholder action.

        Section 2.3.    Special Meetings.    Special meetings of stockholders, for any purpose or purposes, may be called by a majority of the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President and shall be called by the President or the Secretary upon the written request of ED&F Man Holdings Limited, its subsidiaries and affiliates, other than the Corporation and any affiliate of ED&F Man Holdings Limited who is a natural person, and any persons with which any of such entities acts together as a group as a stockholder of the Corporation, which are collectively referred to herein as "ED&F," so long as ED&F beneficially owns at least 10% of the outstanding shares of the Corporation's Common Stock (determined assuming conversion of all of the outstanding shares of the Corporation's Series A Preferred Stock into shares of the Corporation's Common Stock in accordance with the Certificate of Incorporation); provided that ED&F may only request that a special meeting of stockholders be called with respect to the election of directors that are elected by the holders of shares of Class B common stock of the Corporation ("Class B Common Stock"). Any such request shall state the proposed date, time and place of the meeting, and the President or Secretary of the Corporation shall fix a date and time for such meeting within sixty (60) days of the date requested for such meeting in such written request. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting (or any supplement thereto). Nominations of persons for election to the Board of Directors at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (or supplement thereto) may be made (a) by or at the direction of the Board of Directors (or a duly authorized committee thereof) or (b) by ED&F with respect to the election of directors to be elected by the holders of shares of Class B Common Stock if (i) ED&F complies with the requirements set forth in the last sentence of this Section 2.3 and (ii) is a stockholder of record on the date of its giving of the notice referred to in such last sentence and on the record date for the determination of stockholders entitled to notice of and to vote at such special meeting. In addition to any other applicable requirements, for a person to be nominated by ED&F for election as a director at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (or supplement thereto) and in accordance with the preceding sentence, ED&F must have given timely notice thereof, as specified in Section 2.4, in proper written form, as specified in Section 2.4, to the Secretary of the Corporation.

        Section 2.4.    Notice of Meetings.    Except as otherwise required or permitted by law, whenever the stockholders are required or permitted to take any action at a meeting, notice thereof shall be given in any manner permitted by law, stating the place, date and time of the meeting and, unless it is the annual meeting, by or at whose direction it is being issued. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called. A copy of the notice of any meeting shall be given not less than ten (10) or more than sixty (60) days before the date of such meeting by or at the direction of the Board of Directors or the President or Secretary of the Corporation to each stockholder of record entitled to vote at such meeting. If mailed, the notice shall be given when deposited in the United States mail, postage prepaid, and shall be directed to each stockholder at his address as it appears on the records of the Corporation. Nothing herein contained shall preclude any stockholder from waiving notice as provided in Section 4.1. A single notice shall be effective as to all stockholders who share an address if consented to by the stockholders sharing such address.

        Section 2.5.    Quorum.    Except as otherwise provided by law or by the Certificate of Incorporation of the Corporation (as the same may be amended from time to time, the "Certificate of Incorporation"), the holders of a majority of the voting power of the issued and outstanding shares of stock of the Corporation entitled to vote at a meeting of stockholders, represented in person or by proxy, shall be necessary to, and shall constitute a quorum for, the transaction of business at any meeting of stockholders; provided that, when any specified action is required to be voted upon by a class of stock voting as a class, the holders of a majority of the voting power of the shares of such class entitled to vote, represented in person or by proxy, shall be necessary to, and shall constitute a quorum for, the transaction of such specified action. If, however, such quorum shall not be present or represented at any meeting of stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At any such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. Notwithstanding the foregoing, the absence of a quorum necessary for action upon any given matter shall not prevent action at such meeting upon any other matter or matters which may properly come before the meeting and for which a quorum is constituted. If after any adjournment of a meeting of stockholders, the Board of Directors shall fix a new record date for the adjourned meeting, or if the adjournment is for more than thirty (30) days, a notice of such adjourned meeting shall be given as provided in Section 2.4 of these By-Laws, but such notice may be waived as provided in Section 4.1 hereof.

        Section 2.6.    Voting.    Unless otherwise provided by any applicable provision of law, by these By-Laws or by the Certificate of Incorporation, at each meeting of stockholders, each holder of record of shares of stock entitled to vote shall be entitled to vote in person or by proxy, and each such holder shall be entitled to one vote for every share standing in such holder's name on the books of the Corporation as of the record date fixed by the Board of Directors or prescribed by law and, if a quorum is present, except as provided in Section 3.2 with respect to the vote required to elect directors, a majority of the voting power of the shares of such stock present or represented at any meeting of stockholders shall be the vote of the stockholders with respect to any item of business.

        Section 2.7.    Proxies.    Every stockholder entitled to vote at a meeting may authorize another person or persons to act for him, her or it by proxy. Each proxy shall be in writing executed by the stockholder giving the proxy or by his, her or its duly authorized attorney. No proxy shall be valid after the expiration of three (3) years from its date, unless a longer period is provided for in the proxy. Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it, or his, her or its legal representatives or assigns except in those cases where an irrevocable proxy permitted by statute has been given; provided, however, that the proxy given pursuant to the Proxy Agreement, dated as of                                    , 2009, between Westway Holdings Corporation and Shermen WSC Holding LLC shall be irrevocable.

        Section 2.8.    Stock Records.    The Secretary or agent having charge of the stock transfer books of the Corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order and showing the address of and the number and class and series, if any, of shares held by each. Such list, for a period of ten (10) days prior to such meeting, shall be kept at the principal place of business of the Corporation or at the office of the transfer agent or registrar of the Corporation and such other places as required by statute and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder at any time during the meeting.

        Section 2.9.    Notice of Business.

        (a)   For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to the preceding clause (c) of section 2.2, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice as referred to in Section 2.2 must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the date (the "Reference Date") that is the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting with respect to which such notice is to be tendered is not held within thirty (30) days before or after such Reference Date, to be timely, notice by the stockholder must be received no later than the close of business on the tenth (10th) day following the day on which notice of the date of the meeting or public disclosure thereof was given or made. Public disclosure of an adjournment of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder's notice referred to in Section 2.2. Notwithstanding anything in this Section 2.9(a) to the contrary, if the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no public disclosure by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least one hundred (100) days prior to the applicable Reference Date, then a stockholder's notice as referred to in Section 2.2 shall be considered timely delivered, but only with respect to nominees for any new positions created by such increase, if it is received by the Secretary of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public disclosure is first made by the Corporation.

        (b)   Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the notice of meeting referred to in Section 2.3.

        (c)   To be in proper written form, a stockholder's notice referred to in Section 2.2 must also set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection at the meeting of stockholders as a director, (x) all information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended or supplemented (the "Exchange Act"), including, without limitation, such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and (y) the citizenship, date of birth and place of birth of each such nominee; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (w) the name and address of such stockholder, as they appear on the Corporation's books and records, and of such beneficial owner, (x) the class and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (y) a representation that the stockholder is a holder of record of shares of capital stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination and (z) a representation as to whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the outstanding shares of the Corporation's capital stock required to approve or adopt the proposal or elect the nominee and/or (2) otherwise to solicit proxies from stockholders in support of such proposal or nomination. The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting of stockholders in compliance with the applicable rules and regulations promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation. A holder of shares of Class A common stock of the Corporation ("Class A Common Stock") may only nominate and elect a director for whose election such stockholder would be able to vote as a holder of shares of Class A Common Stock, and a holder of shares of Class B Common Stock may only nominate and elect a director for whose election such stockholder would be able to vote as a holder of shares of Class B Common Stock. Notwithstanding anything in these By-Laws to the contrary, no person shall be eligible to be elected as a director of the Corporation at an annual meeting of stockholders or special meeting of stockholders unless nominated in accordance with the procedures set forth in this Section 2.9.

        (d)   Notwithstanding anything in these By-Laws to the contrary, no business shall be conducted at a stockholder meeting except in accordance with the procedures set forth in this Section 2.9. Except as otherwise provided by applicable law, the Certificate of Incorporation, or these By-Laws, the chairperson of an annual or special meeting of stockholders shall have the power and duty to determine whether a nomination or any business proposed to be brought before such meeting by a stockholder was made or proposed, as the case may be, in accordance with the procedures set forth in these By-Laws and, if any proposed nomination or business is not in compliance with these By-Laws, to declare that such defective proposal or nomination shall be disregarded. The chairperson of an annual or special meeting of stockholders shall, if the facts warrant, determine and declare to the meeting that any nomination or business was not properly brought before the meeting and in accordance with the provisions of these By-Laws, and if he or she should so determine, he or she shall so declare to the meeting, and any such nomination or business not properly brought before the meeting shall not be made or transacted. Notwithstanding the foregoing provisions of this Section 2.9, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.9. Nothing in these By-Laws shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals at an annual meeting of stockholders that comply with the notice requirements set forth in this Article II in the Corporation's proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act or (ii) of the holder of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

        (e)   Notwithstanding the other provisions of this Article II, if neither the stockholder that proposed the nomination of a person for election as a director or the transaction of certain business at an annual meeting of stockholders, nor a qualified representative of the stockholder, appears at such meeting to present such nomination or transact such business in accordance with the stockholder's notice given in accordance with Section 2.9(a) above, such proposed nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of the vote thereon may have been received by the Corporation. For purposes of this Section 2.9(e), to be considered a qualified representative of the stockholder, a person must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

        (f)    Whenever used in these By-Laws, the term "public disclosure" shall mean disclosure (a) in a press release publicly released by the Corporation, provided such press release is released by the Corporation in accordance with its customary procedures, or is reported by the Dow Jones News Service, Associated Press or a comparable national news service, or (b) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

        (g)   Notwithstanding anything to the contrary contained in this Article II, to the maximum extent permitted by law, for as long as ED&F beneficially owns at least 10% of the outstanding shares of Common Stock of the Corporation (determined assuming conversion of all of the outstanding shares of the Corporation's Series A Preferred Stock into shares of the Corporation's Common Stock in accordance with the Certificate of Incorporation), ED&F shall not be subject to the notice procedures set forth in this Article II to nominate any person for election to the Board of Directors for whose election only holders of shares of Class B Common Stock are entitled to vote or propose any business to be considered by the stockholders, at an annual meeting of stockholders.

        (h)   Nothing in this Section 2.9 shall be deemed to limit the obligation of any stockholder to comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein.

        Section 2.10.    Organization.    The chairperson of the Board of Directors (the "Chairman") shall act as chairman of meetings of stockholders. The Board of Directors may designate any other officer or director of the Corporation to act as chairman of any meeting in the absence of the Chairman, and the Board of Directors may further provide for determining who shall act as chairman of any meeting of stockholders in the absence of the Chairman and such designee. The Secretary of the Corporation shall act as secretary of all meetings of stockholders, but in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of any such meeting.

        Section 2.11.    Conduct of Meetings.    The Board of Directors may adopt by resolution such rules and regulations for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures, and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

        Section 2.12.    Inspector of Elections.

        (a)   Preceding any meeting of stockholders, to the extent required by applicable law, the Board of Directors, by resolution, the Chairman or the Chief Executive Officer shall appoint one or more persons to act as inspectors at the meeting and make a written report thereof. The Corporation may designate one or more alternate inspectors to replace any inspector who fails to act. In the event no inspector or alternate inspector is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by applicable law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of such inspector's ability. In addition to the duties prescribed by applicable law, the inspectors shall (i) ascertain the number of shares outstanding and the voting power of each, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspector(s) may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of inspector.

        (b)   In determining the shares represented and the validity and counting of proxies and ballots, each inspector shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in accordance with Section 211(e) or Section 212(c)(2) of the General Corporation Law of the State of Delaware (the "DGCL"), any information provided pursuant to Section 211(a)(2)(B)(i) or (iii) of the DGCL, ballots, and the regular books and records of the Corporation, except that each inspector may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers or their nominees or a similar person which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If any inspector considers other reliable information for the limited purpose permitted by this paragraph, such inspector, at the time of the making of his or her certification referred to in Section 2.12(a), shall specify the precise information considered, the person or persons from whom the information was obtained, when this information was obtained, the means by which the information was obtained, and the basis for such inspector's belief that such information is accurate and reliable.

        Section 2.13.    Remote Communications.    If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication: (a) participate in a meeting of stockholders; and (b) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication; provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

        Section 2.14.    Ratification.    Any transaction questioned in any stockholders' derivative suit, or any other suit to enforce alleged rights of the Corporation or any of its stockholders, on the ground of lack of authority, defective or irregular execution, adverse interest of any director, officer or stockholder, nondisclosure, miscomputation or the application of improper principles or practices of accounting may be approved, ratified and confirmed before or after judgment by the Board of Directors or by the holders of a majority of the voting power of the common stock of the Corporation and, if so approved, ratified or confirmed, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said approval, ratification or confirmation shall be binding upon the Corporation.

ARTICLE III

DIRECTORS

        Section 3.1.    Number.    The number of directors of the Corporation which shall constitute the first Board of Directors after the date hereof shall be seven. Thereafter, the number of directors shall be established from time to time by resolution of a majority of the total authorized number of directors at an odd number not less than one nor more than fifteen.

        Section 3.2.    Election and Term.    Except as provided in Sections 3.3 and 3.5 and as otherwise provided in the Certificate of Incorporation, each director shall be elected by a plurality vote of the shares represented in person or by proxy at each annual meeting of stockholders and entitled to vote on the election of such director. Unless otherwise provided in the Certificate of Incorporation, each director (whenever elected) shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.

        Section 3.3.    Removal.    Any director may be removed at any time upon the affirmative vote of the holders of at least a majority of the outstanding shares then entitled to vote at an election of directors; provided that any director that is included in a class of directors established in accordance with the Certificate of Incorporation the term of which extends for more than one year may be removed only for cause. Whenever the holders of any class or series of shares of the Company's capital stock are entitled to designate or elect one or more directors by a separate class or series vote pursuant to the provisions of these By-Laws or the Certificate of Incorporation, (i) the provisions of this section shall apply with respect to a removal without cause to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole and (ii) a holder or holders of shares of a class or series may only make a proposal for consideration at an annual meeting of stockholders in accordance with the procedures set forth in Article II with respect to removal of a director, with respect to a director that is designated or elected by the holders of such class or series of shares. Any vacancy in the Board of Directors caused by any such removal may be filled at the meeting of stockholders at which the removal is effected (or in the written instrument effecting the removal, if the removal was effected by consent without a meeting) by the stockholders entitled to vote for the election of the director so removed in accordance with Section 3.5.

        Section 3.4.    Resignations.    Any director may resign at any time by giving written notice of his or her resignation to the Chief Executive Officer or the Board of Directors. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt, and unless otherwise specified therein, the acceptance of such registration shall not be necessary to make it effective.

        Section 3.5.    Newly Created Directorship and Vacancies.    Subject to the terms of the Certificate of Incorporation (including without limitation any requirement contained therein as to the ratio of the number of directors elected by the holders of the shares of Class A Common Stock to the number of directors elected by the holders of the shares of Class B Common Stock), any vacancy on the Board of Directors occurring for any reason, and any directorships resulting from any increase in the number of directors of the Board of Directors, may be filled by a majority of the Board of Directors then in office, although less than a quorum, and any director elected to fill a vacancy or a newly created directorship shall hold office until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal; provided, however, that:

          (a)   any vacancy on the Board of Directors resulting from the death, resignation, removal or other departure of any director who was elected by the holders of the shares of Class A Common Stock shall be filled by the affirmative vote of a majority of the remaining directors who were previously elected by the holders of the shares of Class A Common Stock; provided that if no such directors remain, such vacancy shall be filled by the affirmative vote of the holders of a majority of the voting power of the shares of Class A Common Stock entitled to vote on the election of directors; and

          (b)   any vacancy on the Board of Directors resulting from the death, resignation, removal or other departure of any director who was elected by the holders of the shares of Class B Common Stock shall be filled by the affirmative vote of a majority of the remaining directors who were previously elected by the holders of the Class B Common Stock; provided that if no such directors remain, such vacancy shall be filled by the affirmative vote of the holders of a majority of the voting power of the shares of Class B Common Stock entitled to vote on the election of directors.

        Section 3.6.    Powers and Duties.    Subject to any applicable provisions of law, these By-Laws and the Certificate of Incorporation, the affairs and business of the Corporation shall be managed by or under the direction of the Board of Directors. The directors shall act only as a Board of Directors, and the individual directors shall have no power as such.

        Section 3.7.    Place of Meetings.    Except as otherwise provided in these By-Laws, all meetings of the Board of Directors may be held at such places, either within or without the State of Delaware, as the Board of Directors may designate from time to time.

        Section 3.8.    Annual Meetings.    An annual meeting of each newly elected Board of Directors shall be held immediately following the annual meeting of stockholders, and no notice of such meeting to the newly elected directors shall be necessary in order to legally constitute the meeting, provided a quorum shall be present, or the newly elected directors may meet at such time and place as shall be fixed by the written consent of all of such directors as hereafter provided in Section 3.12 of these By-Laws, or as shall be specified in a waiver of notice.

        Section 3.9.    Regular Meetings.    Regular meetings of the Board of Directors may be held upon such notice or without notice, and at such time and at such place as shall from time to time be determined by resolution of the Board of Directors.

        Section 3.10.    Special Meetings.    Special meetings of the Board of Directors shall be held whenever called by the Chairman, the Chief Executive Officer, the President or the Secretary upon the written request of a majority of the directors then in office. Such request shall state the date, time and place of the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

        Section 3.11.    Notice of Meetings.    Notices of special meetings shall be given to each director, and notice of each resolution or other action affecting the date, time or place of one or more regular meetings shall be given to each director not present at the meeting adopting such resolution or other action. Notices shall be given personally, or by telephone confirmed by facsimile or email dispatched promptly thereafter, or by facsimile or email confirmed by a writing delivered by a recognized overnight courier service, directed to each director at the address from time to time designated by such director to the Secretary. Each such notice and confirmation must be given (received in the case of personal service or delivery of written confirmation) at least 24 hours prior to the time of a special meeting, and at least five days prior to the initial regular meeting affected by such resolution, as the case may be. Notice of any adjourned meeting, including the place, date and time of the new meeting, shall be given to all directors not present at the time of the adjournment, as well as to the other directors unless the place, date and time of the new meeting is announced at the adjourned meeting. Nothing herein contained shall preclude the directors from waiving notice as provided in Section 4.1 hereof.

        Section 3.12.    Organization of Meetings.    The Board of Directors shall elect one of its members to be Chairman; provided that such member shall be chosen from among those members elected by the holders of Class A Common Stock. The Chairman shall lead the Board of Directors in fulfilling its responsibilities as set forth in these By-Laws, including its responsibility to oversee the performance of the Corporation, and shall determine the agenda and perform all other duties and exercise all other powers which are from time to time delegated to him or her by the Board of Directors. Meetings of the Board of Directors shall be presided over by the Chairman, or in his or her absence, by the Chief Executive Officer, or, in the absence of the Chairman and the Chief Executive Officer, by such other person as the Board of Directors may designate, or the members present may select.

        Section 3.13.    Waiver of Notice and Presumption of Assent.    Any member of the Board of Directors or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting, except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting, or unless his or her written dissent to such action shall be filed with the person acting as secretary of the meeting before the adjournment thereof, or shall be forwarded by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

        Section 3.14.    Quorum and Voting.    Except as otherwise provided by the Certificate of Incorporation, at all meetings of the Board of Directors, the presence of a majority of the total authorized number of directors shall be necessary to, and shall constitute a quorum for, the transaction of business. Except as otherwise provided by law, by these By-Laws or by the Certificate of Incorporation, the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum is not present at any meeting of the Board of Directors, the directors present at the meeting may adjourn the meeting from time to time until a quorum is present.

        Section 3.15.    Unanimous Written Consent.    Any action required or permitted to be taken by the Board of Directors, or by a committee of the Board of Directors, may be taken without a meeting if all members of the Board of Directors or the committee, as the case may be, consent in writing to the adoption of a resolution authorizing the action. Any such resolution and the written consents thereto by the members of the Board of Directors or committee shall be filed with the minutes of the proceedings of the Board of Directors or committee.

        Section 3.16.    Books and Records.    The directors may keep the books of the Corporation, except such as are required by law to be kept within the state, outside of the State of Delaware, at such place or places as they may from time to time determine.

        Section 3.17.    Telephone Participation.    Any one or more members of the Board of Directors, or any committee of the Board of Directors, may participate in a meeting of the Board of Directors or committee by means of a conference telephone call or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

        Section 3.18.    Committees of the Board of Directors.

        (a)   Designation of Committees.    The Board of Directors, by resolution adopted by a majority of the total authorized number of directors, may designate one or more committees. Each committee shall consist of such number of directors as from time to time may be fixed by the Board of Directors; provided that, unless prohibited by law, rule or regulation, or by the rules of any securities exchange or securities market on which the securities of the Corporation are listed or traded, and for as long as ED&F beneficially owns at least 10% of the outstanding shares of Common Stock of the Corporation (determined assuming conversion of all of the outstanding shares of the Corporation's Series A Preferred Stock into shares of the Corporation's Common Stock in accordance with the Certificate of Incorporation), each committee shall include at least one director elected by the holders of shares of Class A Common Stock and at least one director elected by the holders of shares of Class B Common Stock; provided that if any committee is composed of more than two members, a majority shall be directors elected by the holders of shares of Class A Common Stock. Each such committee shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation to the extent delegated and to the extent permitted by applicable law to be delegated to such committee by the Board of Directors, but no committee shall have any power or authority as to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or (ii) as may otherwise be excluded by law or by the Certificate of Incorporation, and no committee may delegate any of its power or authority to a subcommittee unless so authorized by the Board.

        (b)   Members and Alternate Members.    The members of each committee and any alternate members shall be selected by the Board of Directors. The members and alternate members shall serve at the pleasure of the Board of Directors. An alternate member may replace any absent or disqualified member at any meeting of the committee. An alternate member shall be given all notices of committee meetings, may attend any meeting of the committee, but may count towards a quorum and vote only if a member for whom such person is an alternate is absent or disqualified. Each member (and each alternate member) of any committee shall hold office only until the time he or she shall cease for any reason to be a director, or until his or her earlier death, resignation or removal.

        (c)   Committee Procedures.    A quorum for each committee shall be a majority of its members, unless the committee has only one or two members, in which case a quorum shall be one member, or unless a greater quorum is established by the Board; provided that, unless prohibited by law, rule or regulation, or by the rules of any securities exchange or securities market on which the securities of the Corporation are listed or traded, and for as long as ED&F beneficially owns at least 10% of the outstanding shares of Common Stock of the Corporation (determined assuming conversion of all of the outstanding shares of the Corporation's Series A Preferred Stock into shares of the Corporation's Common Stock in accordance with the Certificate of Incorporation), a quorum shall include at least one director elected by the holders of shares of Class A Common Stock and at least one director elected by the holders of shares of Class B Common Stock. The vote of a majority of the committee members present at a meeting at which a quorum is present shall be the act of the committee. Each committee shall keep regular minutes of its meetings and report to the Board of Directors when required. The Board of Directors may adopt other rules and regulations for the government of any committee not inconsistent with the provisions of these By-Laws, and each committee may adopt its own rules and regulations of government, to the extent not inconsistent with these By-Laws or rules and regulations adopted by the Board of Directors.

        (d)   Meetings and Actions of Committees.    Meetings and actions of each committee shall be governed by, and held and taken in accordance with, the provisions of the following sections of these By-Laws, with such By-Laws being deemed to refer to the committee and its members in lieu of the Board and its members:

            (i)  Sections 3.7 and 3.9 (to the extent relating to place and time of regular meetings);

           (ii)  Section 3.10 (relating to special meetings);

          (iii)  Sections 3.11 and 3.13 (relating to notice, adjournment and waiver of notice); and

          (iv)  Sections 3.15 and 3.17 (relating to unanimous written consent and telephone participation).

        Special meetings of committees may also be called by resolution of the Board.

        (e)   Resignations and Removals.    Any member (and any alternate member) of any committee may resign from such position at any time by delivering a written notice of resignation, signed by such member, to the President or the Secretary. Unless otherwise specified therein, such resignation shall take effect upon delivery. Any member (and any alternate member) of any committee may be removed from such position by the Board of Directors at any time, either for or without cause.

        (f)    Vacancies.    If a vacancy occurs in any committee for any reason, the remaining members (and any alternate members) may continue to act if a quorum is present. A committee vacancy may be filled only by the Board.

        Section 3.19.    Compensation.    The Corporation's non-employee directors may be paid for their service as directors, as well as for their services as members of special or standing committees of the Board of Directors. Such compensation shall be in the amount and form of consideration as approved by the Board of Directors. Directors may also be reimbursed for their reasonable expenses, if any, incurred in service to the Board of Directors. No such payments shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefore.

ARTICLE IV

WAIVER

        Section 4.1.    Waiver.    Whenever a notice is required to be given by any provision of law, by these By-Laws or by the Certificate of Incorporation, a waiver thereof in writing, or by telecopy or any other means of communication permissible by law, whether before or after the time stated therein, shall be deemed equivalent to such notice. In addition, any stockholder attending a meeting of stockholders in person or by proxy without protesting prior to the conclusion of the meeting the lack of notice thereof to him or her shall be conclusively deemed to have waived notice of such meeting.

ARTICLE V

OFFICERS

        Section 5.1.    Executive Officers.    The executive officers of the Corporation shall be a Chairman of the Board, a Chief Executive Officer, a President and a Secretary. Any person may hold two or more of such offices. The executive officers of the Corporation shall be elected annually (and from time to time by the Board of Directors, as vacancies occur), at the annual meeting of the Board of Directors following the meeting of stockholders at which the Board of Directors was elected. The Board of Directors may also elect or appoint such other officers as it deems necessary or desirable for the conduct of the business of the Corporation, each of whom shall have such powers and duties as the Board of Directors determines.

        Section 5.2.    Other Officers.    The Board of Directors may appoint such other officers and agents, including Vice-Presidents, Treasurer, Assistant Vice-Presidents and Assistant Secretaries, as it shall at any time or from time to time deem necessary or advisable.

        Section 5.3.    Authority and Duties of Officers.    The officers of the Corporation shall have such authority and shall exercise such powers and perform such duties as may be specified in or determined pursuant to these By-Laws, by resolution of the Board of Directors, or if such officer is appointed by another officer pursuant to delegated authority under Section 5.10, by the appointing officer, except that in any event each officer shall exercise such powers and perform such duties as may be required by law.

        Section 5.4.    Tenure and Removal.    The officers of the Corporation shall be elected or appointed to hold office until their respective successors are elected or appointed. Subject to the provisions of the Certificate of Incorporation and the Stockholder's Agreement, dated                        , between the Corporation and Westway Holdings Corporation (the "Stockholder's Agreement") all officers shall hold office at the pleasure of the Board of Directors, and any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors for cause or without cause at any regular or special meeting.

        Section 5.5.    Vacancies.    Subject to the provisions of the Certificate of Incorporation and the Stockholder's Agreement, any vacancy occurring in any office of the Corporation, whether because of death, resignation or removal, with or without cause, or any other reason, shall be filled by the Board of Directors.

        Section 5.6.    Chairman of the Board.    The Chairman shall preside at all meetings of the stockholders and directors at which he or she is present. The Chairman shall perform such other duties as are properly required of him or her by these By-Laws and by the Board of Directors.

        Section 5.7.    Chief Executive Officer.    The Chief Executive Officer shall be the chief executive officer of the Corporation, shall, subject to the authority of the Board of Directors, have general charge and supervision of the operations of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He or she shall manage and administer the Corporation's business and affairs and shall also perform all duties and exercise all powers usually pertaining to the office of a chief executive officer of a corporation. He or she shall have the authority to sign, in the name and on behalf of the Corporation, checks, orders, contracts, leases, notes, drafts and all other documents and instruments in connection with the business of the Corporation. The Chief

Executive Officer shall have the duties and powers of the Treasurer if no Treasurer is elected and shall have such other duties and powers as the Board of Directors may from time to time prescribe.

        Section 5.8.    The President.    The President shall be the chief operating officer and shall perform such other duties as are properly required of him or her by the Board of Directors or the Chief Executive Officer.

        Section 5.9.    Secretary.    Unless otherwise determined by the Board of Directors, the Secretary shall have the following powers and duties:

          (a)   He or she shall keep or cause to be kept a record of all the proceedings of the meetings of the stockholders, the Board of Directors and any committees thereof in books provided for that purpose.

          (b)   He or she shall cause all notices to be duly given in accordance with the provisions of these By-Laws and as required by law.

          (c)   Whenever any committee shall be appointed pursuant to a resolution of the Board of Directors, he or she shall furnish a copy of such resolution to the members of such committee.

          (d)   He or she shall be the custodian of the records and of the seal of the corporation and cause such seal (or a facsimile thereof) to be affixed to all certificates representing shares of the corporation prior to the issuance thereof and to all documents and instruments that the Board of Directors or any officer of the Corporation has determined should be executed under seal, may sign (together with any other authorized officer) any such document or instrument, and when the seal is so affixed he or she may attest the same.

          (e)   He or she shall properly maintain and file all books, reports, statements, certificates and all other documents and records required by law, the Certificate of Incorporation or these By-Laws.

          (f)    He or she shall have charge of the stock books and ledgers of the corporation and shall cause the stock and transfer books to be kept in such manner as to show at any time the number of shares of stock of the Corporation of each class issued and outstanding, the names (alphabetically arranged) and the addresses of the holders of record of such shares, the number of shares held by each holder and the date as of which each such holder became a holder of record.

          (g)   He or she shall sign (unless the Treasurer, an Assistant Treasurer or an Assistant Secretary shall have signed) certificates representing shares of the Corporation the issuance of which shall have been authorized by the Board of Directors.

        He or she shall perform, in general, all duties incident to the office of secretary and such other duties as may be specified in these By-Laws or as may be assigned to him or her from time to time by the Board of Directors or the Chief Executive Officer.

        Section 5.10.    Other Officers.    The Board of Directors may also elect or may delegate to the Chief Executive Officer the power to appoint such other officers as it may at any time or from time to time deem advisable, and any officers so elected or appointed shall have such authority and perform such duties as the Board of Directors or the Chief Executive Officer, if he or she shall have appointed them, may from time to time prescribe.

ARTICLE VI

PROVISIONS RELATING TO STOCK CERTIFICATES AND STOCKHOLDERS

        Section 6.1.    Form and Signature.    The shares of the Corporation shall be represented by a certificate signed by the Chairman of the Board, the President, the Chief Executive Officer or any Vice

President and by the Secretary or any Assistant Secretary, and shall bear the seal of the Corporation or a facsimile thereof; provided that the Board of Directors may by resolution determine that some or all of any shares of any class or series of the Corporation's stock shall be uncertificated. If any such certificate is countersigned by a transfer agent, or registered by a registrar, other than the Corporation itself or its employees, the signature of any such officer may be a facsimile signature. In case any officer who shall have signed or whose facsimile signature was placed on any such certificate shall have ceased to be an officer before such certificate shall be issued, it may nevertheless be issued by the Corporation with the same effect as if he or she were such officer at the date of issue. Each certificate representing shares shall state upon its face (a) that the Corporation is organized under the laws of the State of Delaware, (b) the name of the person or persons to whom it is issued, (c) the number of shares which such certificate represents and (d) the par value, if any, of each share represented by such certificate.

        Section 6.2.    Registered Stockholders.    Prior to due surrender of a certificate for registration or transfer, the Corporation shall be entitled to treat the registered owner as the person exclusively entitled to receive dividends or other distributions, to vote as such owner, to receive notice and otherwise to exercise all of the rights and powers of the owner of the shares represented by such certificate, and the Corporation shall not be bound to recognize any equitable or legal claim to or interest in such shares on the part of any other person, whether or not the Corporation shall have notice of such claim or interests, provided that if a transfer of shares is made for collateral security, and not absolutely, this fact shall be so expressed in the entry of the transfer if, when the certificates are presented to the Corporation for transfer, both the transferor and transferee request the Corporation to do so.

        Section 6.3.    Transfer of Stock.    Upon surrender to the Corporation or the appropriate transfer agent, if any, of the Corporation, of a certificate representing shares of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and, in the event that the certificate refers to any agreement restricting transfer of the shares which it represents, proper evidence of compliance with such agreement, a new certificate shall be issued to the person entitled thereto, and the old certificate cancelled and the transaction recorded upon the books of the Corporation.

        Section 6.4.    Lost, Stolen or Destroyed Certificates.    The Corporation may issue a new certificate for shares in place of any certificate theretofore issued by it, alleged to have been lost, mutilated, stolen or destroyed, and the Board of Directors may require the owner of such lost, mutilated, stolen or destroyed certificate, or such owner's legal representatives, to make an affidavit of the fact and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation on account of the alleged loss, mutilation, theft or destruction of any such certificate or the issuance of any such new certificate.

        Section 6.5.    Record Date.    For the purpose of determining the stockholders entitled to notice of, or to vote at, any meeting of stockholders, or to express written consent to any corporate action without a meeting, or for the purpose of determining stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date. Such date shall not be more than sixty (60) nor less than ten (10) days before the date of any such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of, or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

        Section 6.6.    Regulations.    Except as otherwise provided by law, the Board of Directors may make such additional rules and regulations, not inconsistent with these By-Laws, as it may deem expedient, concerning the issue, transfer and registration of certificates for the securities of the Corporation. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars and may require all certificates for shares of capital stock to bear the signature or signatures of any of them.

ARTICLE VII

GENERAL PROVISIONS

        Section 7.1.    Dividends and Distributions.    Subject to any applicable provisions of law, to the provisions of the Certificate of Incorporation or to the terms of any other corporate document or instrument binding on the Corporation, dividends and other distributions upon or with respect to outstanding shares of stock of the Corporation may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, bonds, property or shares of the Corporation's stock. The Board of Directors shall have full power and discretion, subject to any applicable provisions of law, to the provisions of the Certificate of Incorporation or to the terms of any other corporate document or instrument, to determine what, if any, dividends or distributions shall be declared and paid or made. A member of the Board of Directors, or a member of any committee designated by the Board of Directors, shall be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors, or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation, as to the value and amount of the assets, liabilities and/or net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid.

        Section 7.2.    Reserves.    There may be set apart out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time may determine proper as a reserve or reserves for meeting contingencies, equalizing dividends, repairing or maintaining any property of the corporation or for such other purpose or purposes as the Board of Directors shall determine conducive to the interest of the corporation, and the Board of Directors may similarly modify or abolish any such reserve.

        Section 7.3.    Execution of Instruments.    Except as otherwise required by law or the Certificate of Incorporation, the Board of Directors or any officer of the Corporation authorized by the Board of Directors may authorize any other officer or agent of the Corporation to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation. Any such authorization must be in writing or by electronic transmission and may be general or limited to specific contracts or instruments.

        Section 7.4.    Checks, etc.    All checks or demands for money and notes or other instruments evidencing indebtedness or obligations of the Corporation shall be signed by such officer or officers or other person or persons as may from time to time be designated by the Board of Directors.

        Section 7.5.    Seal.    The corporate seal shall have inscribed thereon the name of the Corporation, the year of its incorporation and the words "Corporate Seal Delaware". The form of the seal shall be subject to alteration by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

        Section 7.6.    Fiscal Year.    The fiscal year of the Corporation shall be determined by the Board of Directors.

        Section 7.7.    General and Special Bank Accounts.    The Board of Directors may authorize from time to time the opening and keeping of general and special bank accounts with such banks, trust companies or other depositories as the Board of Directors may designate or as may be designated by any officer or officers of the Corporation to whom such power of designation may be delegated by the Board of Directors from time to time. The Board of Directors may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these By-Laws, as it may deem expedient.

        Section 7.8.    Books and Records; Inspection.    Except to the extent otherwise required by law, the books and records of the Corporation shall be kept at such place or places within or without the State of Delaware as may be determined from time to time by the Board of Directors.

        Section 7.9.    Electronic Transmission.    "Electronic transmission", as used in these By-Laws, means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

ARTICLE VIII

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS

        Section 8.1.    Indemnification by Corporation.    The indemnification of, and advancement of expenses to, directors, officers and other persons shall be as provided in the Certificate of Incorporation.

ARTICLE IX

ADOPTION AND AMENDMENTS

        Section 9.1.    Power to Amend.    These By-Laws may be amended in the manner provided in the Certificate of Incorporation.

        If any By-Law regulating any impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of stockholders for the election of directors the By-Law so adopted, amended or repealed, together with a concise statement of the changes made.

Shermen WSC Acquisition Corp.

c/o The Shermen Group

230 Park Avenue

Suite 1000

New York, NY 10169

ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF SHERMEN WSC ACQUISITION CORP.

The undersigned appoints Francis P. Jenkins, Jr. and G. Kenneth Moshenek, as proxies, and each of them with full power to act, without the other, as proxies, each with the power to appoint a substitute, and thereby authorizes any of them to represent and to vote, as designated on the reverse side, all shares of common stock of Shermen WSC Acquisition Corp. (“Shermen”) held of record by the undersigned on May 7, 2009, at the annual meeting of stockholders to be held at 9:00 A.M., Eastern Daylight Time, on May 21, 2009, or any postponement or adjournment thereof.

THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED. THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR ALL OF THE NOMINEES” FOR PROPOSAL NUMBER 3, “FOR” PROPOSAL NUMBERS 1 AND 2 AND, IF PRESENTED, “FOR” PROPOSAL NUMBERS 4 AND 5. THE SHERMEN BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR ALL OF THE NOMINEES” FOR PROPOSAL NUMBER 3 AND “FOR” PROPOSAL NUMBERS 1, 2, 4 AND 5.

YOUR VOTE IS IMPORTANT!

To Vote Your Proxy by Mail

Mark, sign and date your proxy card below and return it in the postage-paid envelope provided.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR ALL OF THE NOMINEES” FOR PROPOSAL NUMBER 3, “FOR” PROPOSAL NUMBERS 1 AND 2 AND, IF PRESENTED, “FOR” PROPOSAL NUMBERS 4 AND 5. THE SHERMEN BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR ALL OF THE NOMINEES” FOR PROPOSAL NUMBER 3 AND “FOR” PROPOSAL NUMBERS 1, 2, 4 AND 5.

1.  To approve the proposal to adopt the amended and restated transaction agreement dated May 1, 2009 (the “Transaction Agreement”), and approve the transactions contemplated by the Transaction Agreement, including, among other things, the acquisition by Shermen of the bulk liquid storage and liquid feed supplements businesses of ED&F Man Holdings Limited (“ED&F Man”) and the issuance of shares of Shermen’s common and preferred stock to ED&F Man pursuant thereto;

☐ FOR	☐ ABSTAIN	☐ AGAINST

If you voted “AGAINST” Proposal Number 1 and you hold shares of Shermen common stock issued in the Shermen initial public offering, you may exercise your conversion rights and demand that Shermen convert your shares of common stock into the right to receive a pro rata portion of the funds in the trust account by marking the “I HEREBY EXERCISE CONVERSION RIGHTS” box below. If you exercise your conversion rights, then you will be exchanging your shares of Shermen common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if the transactions contemplated by the Transaction Agreement are completed, you affirmatively vote against Proposal Number 1, and you (i) instruct your broker to electronically tender your shares to Continental Stock Transfer & Trust Company by 5:00 P.M., Eastern Daylight Time, on the business day immediately preceding the date of the annual meeting, and (ii) deliver to Continental Stock Transfer & Trust Company a letter of instruction, which will provide additional information related to the payment to be received from the trust account. Stockholders who have conversion rights, but who fail to comply with these procedures, will forfeit their right to receive any portion of the trust account.

I HEREBY EXERCISE MY CONVERSION RIGHTS    ☐

2.  To approve the amendment and restatement of Shermen’s certificate of incorporation to, among other things, increase the number of authorized shares of capital stock, to set forth the powers, preferences and rights of the Shermen common and preferred stock, to change Shermen’s name to “Westway Group, Inc.” and to amend, supplement and remove certain other provisions thereof in connection with the consummation of the transactions contemplated by the Transaction Agreement; (THIS PROPOSAL WILL ONLY BE PRESENTED IF PROPOSAL NUMBER 1 IS APPROVED).

	☐ FOR	☐ ABSTAIN	☐ AGAINST

3.  To elect the seven directors who will constitute Shermen’s board of directors from and after the closing under the Transaction Agreement, one of whom will serve as a Class I director to hold office until the 2010 annual meeting of stockholders, one of whom will serve as a Class II director to hold office until the 2011 annual meeting of stockholders, two of whom will serve as Class III directors to hold office until the 2012 annual meeting of stockholders and three of whom will serve as appointees of ED&F Man until the 2010 annual meeting of stockholders, or until their successors are elected and qualified;  (THIS PROPOSAL WILL ONLY BE PRESENTED IF PROPOSAL NUMBER 1 IS APPROVED).

	☐ FOR ALL OF THE NOMINEES	☐ WITHHOLD AUTHORITY FOR ALL NOMINEES	☐ FOR ALL EXCEPT

Nominees:

☐  Francis P. Jenkins, Jr. (Class III)
☐  G. Kenneth Moshenek (Class II)
☐  Peter J. M. Harding (Class III)
☐  Philip A. Howell (ED&F Man appointee)
☐  James B. Jenkins (ED&F Man appointee)
☐  John E. Toffolon, Jr. (Class I)
☐  Gregory F. Holt (ED&F Man appointee)

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the box next to each nominee you wish to withhold authority for, as shown here ☒.

4.  To consider and vote upon a proposal to allow Shermen to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes at the time of the annual meeting to adopt  Proposal Numbers 1, 2 and 3. (THIS PROPOSAL WILL ONLY BE PRESENTED IF ANY OF PROPOSAL NUMBER 1, 2 OR 3 IS NOT APPROVED)

	☐ FOR	☐ ABSTAIN	☐ AGAINST

5. To approve Shermen’s dissolution and the proposed plan of liquidation in the event Proposal Number 4 is presented at the annual meeting, but is not approved.	☐ FOR	☐ ABSTAIN	☐ AGAINST

PLEASE MARK, DATE AND RETURN THIS PROXY PROMPTLY. ANY VOTES RECEIVED AFTER A MATTER HAS BEEN VOTED UPON WILL NOT BE COUNTED.

Signature	Signature	Date

Sign exactly as name appears on this proxy card. If shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If stockholder is a corporation, sign in full corporate name by an authorized officer.